Filed Pursuant to Rule 424(b)(3)
Registration No. 333-272751

PROXY STATEMENT, DATED JULY 10, 2024

To the Shareholders of Armada Acquisition Corp. I:

The board of directors of Armada Acquisition Corp. I, a Delaware corporation (“Armada”) has unanimously approved the Business Combination Agreement, dated as of December 17, 2021, as amended on November 10, 2022 and further amended and restated pursuant to the terms of an amendment and restatement deed dated June 16, 2023 (and as may be amended from time to time, the “Business Combination Agreement”), by and among Armada, Rezolve Limited, a private limited company organized under the laws of England and Wales, Rezolve AI Limited, a private limited liability company registered under the laws of England and Wales with registration number 14573691 (“Rezolve”) and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”), which, among other things, provides for (i) a pre-Closing demerger (the “Pre-Closing Demerger”) of Rezolve Limited pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited and (z) Rezolve Limited will then be wound up, and (ii) the merger of Armada with and into Rezolve Merger Sub, with Armada continuing as the surviving entity (the “Merger”) such that after completion of the Pre-Closing Demerger and Merger, Armada will become a wholly owned subsidiary of Rezolve (collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”).

Pursuant to the Business Combination Agreement, upon the consummation of the Business Combination, (i) each issued and outstanding share of common stock of Armada (“Armada Common Stock”) immediately prior to the effective time of the Merger (the “Merger Effective Time”) will be exchanged for one Rezolve Ordinary Share; (ii) each issued and outstanding warrant of Armada (an “Armada Warrant”) immediately prior to the Merger Effective Time will be exchanged for one warrant in the capital of Rezolve (a “Rezolve Warrant”); (iii) each issued and outstanding unit of Armada (an “Armada Unit”) immediately prior to the Merger Effective Time will be separated into its component parts (one share of Armada Common Stock and one-half of one Armada Warrant), with each share of Armada Common Stock to be exchanged for one Rezolve Ordinary Share and each Armada Warrant to be exchanged for one Rezolve Warrant. Accordingly, this proxy statement/prospectus covers the issuance by Rezolve of an aggregate of 173,320,660 Rezolve Ordinary Shares, 7,499,994 Rezolve Warrants and 7,499,994 Rezolve Ordinary Shares issuable upon exercise of Rezolve Warrants.

Rezolve will issue Rezolve Ordinary Shares on the basis of one Ordinary Share for each existing share of Armada Common Stock registered in the name of Armada Stockholders immediately prior to the Merger Effective Time. Shortly prior to completion of the Business Combination, Rezolve will reregister as a public limited company. On Closing, it is intended that the Rezolve Ordinary Shares and Rezolve Warrants will become listed on The Nasdaq Stock Market LLC and, as a result of the Business Combination, Armada will become a wholly-owned subsidiary of Rezolve. The former security holders of Armada will become security holders of Rezolve. As a result of the Business Combination, assuming that no shareholders of Armada elect to convert their public shares into cash in connection therewith as permitted by Armada’s amended and restated certificate of incorporation, the former shareholders of Armada and the current shareholders of Rezolve will own approximately 0.82% and 95.89%, respectively, of the Rezolve Ordinary Shares to be outstanding immediately after the Business Combination. If 1,417,687 shares of Armada’s Common Stock (the maximum number of Armada Common Stock that can be redeemed in order to consummate the Business Combination) are converted into cash, such percentages will be approximately 0.00% and 96.68%, respectively, of the voting power of the Rezolve Ordinary Shares.

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the Special Meeting of Armada scheduled to be held on July 30, 2024 (the “Armada Special Meeting”).

Armada Units, Armada Common Stock and Armada Warrants are currently listed on The Nasdaq Stock Market LLC (the “Nasdaq”) under the symbols “AACIU,” “AACI,” and “AACIW,” respectively. Armada Units, Armada Common Stock and Armada Warrants will be delisted from Nasdaq upon the consummation of the Merger and will no longer be traded. Rezolve will apply for listing, to be effective at the time of the Business Combination, of the Rezolve Ordinary Shares and the Rezolve Warrants on the Nasdaq under the proposed symbols “RZLV” and “RZLV.W,” respectively. There is no assurance that Rezolve will be able to satisfy Nasdaq listing criteria necessary for listing or will be able to continue to satisfy such criteria following the consummation of the Business Combination. Rezolve will not have units traded following the consummation of the Business Combination.

Each of Armada and Rezolve is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements.

More information about Armada, Rezolve, the Merger, the Business Combination Agreement, the Business Combination or the other transactions contemplated thereby is contained in this proxy statement/prospectus. Armada and Rezolve urge you to read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE SECTION TITLED “RISK FACTORS” BEGINNING ON PAGE 48 OF THIS PROXY STATEMENT/PROSPECTUS.

If you are an Armada stockholder and have any questions about how to vote or direct a vote in respect of your Armada Common Stock, you may contact Stephen P. Herbert, our Chief Executive Officer, by emailing sherbert@armadaacq.com. The notice of meeting is and the proxy statement/prospectus relating to the Business Combination will be available at     .

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE BUSINESS COMBINATION OR THE OTHER TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated July 10, 2024, and is first being mailed to shareholders of Armada on or about July 10, 2024.

Very truly yours,

/s/ Stephen P. Herbert Stephen P. Herbert, Chief Executive Officer of Armada

ARMADA ACQUISITION CORP. I

2005 Market Street Suite 3120

Philadelphia, PA 19103

(215) 543-6886

NOTICE OF SPECIAL MEETING

TO BE HELD ON July 30, 2024

TO THE SHAREHOLDERS OF ARMADA ACQUISITION CORP. I:

NOTICE IS HEREBY GIVEN that a Special Meeting of the stockholders of Armada Acquisition Corp. I, a Delaware corporation (“we,” “us,” “our”, “Armada” or the “Company”), will be held on July 30, 2024 at 10:00 a.m., Eastern Time, virtually at https://www.cstproxy.com/armadaacqi/ext2024. Armada has determined that the Special Meeting will be a virtual meeting in order to facilitate stockholder attendance and participation. You or your proxyholder will be able to attend and vote at the Special Meeting online by visiting https://www.cstproxy.com/armadaacqi/ext2024 and using a control number assigned by the transfer agent, Continental Stock Transfer & Trust Company. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement/prospectus. Please note that you will only be able to access the Special Meeting by means of remote communication. You are cordially invited to attend the Special Meeting to conduct the following items of business which you will be asked to consider and vote on:

1.

Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to adopt and approve the business combination described in this proxy statement/prospectus (the “Business Combination” and such proposal, the “Business Combination Proposal”), including the Business Combination Agreement, dated as of December 17, 2021 as amended on November 10, 2022 and further amended and restated on June 16, 2023 (as the same may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Armada, Rezolve Limited, a company organized under the laws of England and Wales, Rezolve AI Limited, a company organized under the laws of England and Wales (“Rezolve”), and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”), pursuant to which Armada, Rezolve Limited, Rezolve and Rezolve Merger Sub will effect a series of transactions including, among other things:

(i)

a pre-Closing demerger (the “Pre-Closing Demerger”) of Rezolve Limited, in preparation for the Nasdaq listing, pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited and (z) Rezolve Limited will then be wound up;

(ii)

a company reorganization will be effected whereby the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed and steps taken such that immediately following such steps each Company Shareholder will hold his, her or its applicable pro rata portion of the aggregate stock consideration (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) in accordance with the terms and conditions set forth in the Business Combination Agreement (such steps and any additional necessary steps being collectively referred to as the “Company Reorganization”); and

(iii)

following the Company Reorganization: (a) Rezolve Merger Sub shall be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger as a subsidiary of Rezolve; and (b) Armada shall loan all of its remaining cash in the Trust Account to Rezolve in exchange for a promissory note (the “Promissory Note”), to enable Rezolve to fund working capital and transaction expenses. Each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Ordinary Share of Rezolve;

As part of the Business Combination Proposal, stockholders are also being asked to consider and vote on the approval of an amendment to the Stock Escrow Agreement, dated August 12, 2021 (the “Escrow Agreement”), to allow Continental Stock Transfer & Trust Company to distribute certain of the Escrow Shares (as defined in the Escrow Agreement) prior to the expiration of the Escrow Period (as defined in the Escrow Agreement).

2.

Proposal No. 2 — The Nasdaq Proposal — to consider and vote upon a proposal to adopt and approve, for the purposes of complying with the applicable listing rules of Nasdaq, the issuance of Rezolve Shares in connection with the Business Combination Agreement, including the Company Reorganization, the conversion of the Convertible Notes and, to the extent applicable, the Merger, in each case, as required by Nasdaq listing requirements (the “Nasdaq Proposal”);

3.

Proposal No. 3 — The Incentive Equity Plan Proposal — to consider and vote upon a proposal to adopt and approve, the Rezolve Incentive Equity Plan (the “Rezolve Incentive Equity Plan”), which will become effective on or before the Closing Date and will be used by Rezolve following the Closing (the “Incentive Equity Plan Proposal”);

4.

Proposal No. 4 — The Charter Limitation Amendment Proposal — to consider and vote upon a proposal to amend Armada’s second amended and restated certificate of incorporation (as amended, the “Armada Charter”) to eliminate from the Armada Charter the limitation that Armada may not consummate a business combination to the extent Armada would have net tangible assets of less than $5,000,001, which amendment will be effective immediately prior to or upon consummation of a business combination (the “Charter Limitation”) in order to allow Armada to consummate the Business Combination irrespective of whether Armada would exceed the Charter Limitation (the “Charter Limitation Amendment Proposal”); and

5.

Proposal No. 5 — Adjournment Proposal — to approve, if necessary, the adjournment of the Special Meeting to a later date or dates to permit further solicitation and votes of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal or the Charter Limitation Amendment Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal or the Charter Limitation Amendment Proposal.

The above matters are more fully described in the accompanying proxy statement/prospectus, which also includes, as Annex A copy of the Business Combination Agreement. We urge you to read carefully the accompanying proxy statement/prospectus in its entirety, including the Annexes and accompanying financial statements of Armada and Rezolve.

The record date for the Special Meeting is July 3, 2024 (the “Record Date”). Only stockholders of record at the close of business on that date may vote at the Special Meeting or any adjournment thereof. A complete list of our stockholders of record entitled to vote at the Special Meeting will be available for ten (10) days before the Special Meeting at our principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the Special Meeting and electronically during the Special Meeting at

https://www.cstproxy.com/armadaacqi/ext2024.

A majority of the voting power of all outstanding shares of capital stock of Armada entitled to vote must be present via the virtual meeting platform or by proxy to constitute a quorum for the transaction of business at the Special Meeting. Approval of each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Charter Limitation Amendment Proposal require the affirmative vote of a majority of the votes cast at the Special Meeting. The Board unanimously recommends that you vote “FOR” each of these proposals.

By Order of the Board of Directors

/s/ Stephen P. Herbert
Stephen P. Herbert,
Chief Executive Officer

PROXY STATEMENT FOR SPECIAL MEETING OF

ARMADA ACQUISITION CORP. I

PROSPECTUS FOR UP TO 173,320,660 ORDINARY SHARES

7,499,994 WARRANTS TO PURCHASE ORDINARY SHARES AND

7,499,994 ORDINARY SHARES UNDERLYING WARRANTS

REZOLVE AI LIMITED[2]

The board of directors of Armada Acquisition Corp. I, a Delaware corporation (“Armada”), has unanimously approved the Business Combination Agreement dated as of December 17, 2021, as amended on November 10, 2022 and as further amended and restated on June 16, 2023, as amended on August 4, 2023 (and as further amended from time to time, the “Business Combination Agreement”), by and among Armada, Rezolve Limited, a private limited liability company registered under the laws of England and Wales, Rezolve AI Limited, a private limited company incorporated under the laws of England and Wales with registration number 14573691 (and prior to Closing, Rezolve AI Limited will re-register as Rezolve AI PLC, a public limited company) (“Rezolve”) and Rezolve Merger Sub, Inc., a Delaware corporation (“Merger Sub”). If the Business Combination Agreement is approved by Armada’s stockholders and the transactions contemplated by the Business Combination Agreement are consummated, Merger Sub will merge with and into Armada, with Armada continuing as the surviving corporation and a wholly owned subsidiary of Rezolve (the “Business Combination” and together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

Pursuant to the Business Combination Agreement, upon the consummation of the Business Combination, (i) each issued and outstanding share of common stock of Armada (an “Armada Common Stock”) immediately prior to the effective time of the Merger (the “Merger Effective Time”) will be exchanged for one Rezolve ordinary share (an “Ordinary Share”); (ii) each issued and outstanding warrant of Armada (an “Armada Warrant”) immediately prior to the Merger Effective Time will be exchanged for one warrant of Rezolve (a “Rezolve Warrant”); (iii) each issued and outstanding unit of Armada (an “Armada Unit”) immediately prior to the Merger Effective Time will be separated into one share of Armada common stock and one-half of one Armada Warrant, with each share of Armada Common Stock to be exchanged for one Rezolve Ordinary Share and each Armada Warrant to be exchanged for one Rezolve Warrant. Accordingly, this proxy statement/prospectus addresses the issuance by Rezolve of an aggregate of 173,320,660 Rezolve Ordinary Shares, 7,499,994 Rezolve Warrants and 7,499,994 Rezolve Ordinary Shares issuable upon exercise of Rezolve Warrants.

As a result of the Business Combination, Rezolve will become a new listed company and Armada will become a wholly-owned subsidiary of Rezolve.

It is anticipated that, upon completion of the Business Combination (assuming minimum redemptions): (i) Armada’s public stockholders will own approximately 0.82% of the Rezolve Shares; (ii) the Sponsor and current Armada directors will own approximately 2.28% of the Rezolve Shares; and (iii) the existing Rezolve shareholders will own approximately 95.89% of the Rezolve Shares with 75% of the voting power of Rezolve being held by Daniel Wagner as the “Rezolve Founder.” As a result of Daniel Wagner’s ownership of 75% of the voting power of Rezolve, Rezolve will be a “controlled company” within the meaning of the corporate governance standards of the Nasdaq. These levels of ownership interest: (a) exclude the impact of the warrants to purchase Rezolve Shares that will remain outstanding immediately following the Business Combination including the Rezolve Warrants; (b) assume that no Armada public stockholder exercises redemption rights with respect to its shares for a pro rata portion of the funds in Armada’s trust account and (c) exclude the potential impact of any acquisition; and (d) exclude any warrants, options and any entitlements to be allocated by Rezolve pursuant to the terms of the Rezolve Long Term Incentive Plan or otherwise.

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the special meeting of Armada Stockholders scheduled to be held on July 30, 2024 in virtual format.

Although Rezolve is not currently a public reporting company, following the effectiveness of the registration statement of which this proxy statement/prospectus is a part and the Closing of the Business Combination, Rezolve will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rezolve intends to apply for listing of the Rezolve Ordinary Shares and Rezolve Warrants on the Nasdaq Stock Market (the “Nasdaq”) under the proposed symbols “RZLV” and “RZLV.W,” respectively, to be effective at the consummation of the Business Combination. It is a condition of the consummation of the Transactions that the Rezolve Ordinary Shares are approved for listing on the Nasdaq (subject only to official notice of issuance thereof and round lot holder requirements). While trading on the Nasdaq is expected to begin on the first business day following the date of completion of the Business Combination, there can be no assurance that Rezolve’s securities will be listed on the Nasdaq or that a viable and active trading market will develop. See “Risk Factors” beginning on page 48 for more information.

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Armada Special Meeting. We encourage you to carefully read this entire document. YOU SHOULD ALSO CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED IN “RISK FACTORS” BEGINNING ON PAGE 48 OF THIS PROXY STATEMENT/PROSPECTUS FOR A DISCUSSION OF INFORMATION THAT SHOULD BE CONSIDERED BEFORE VOTING ON THE PROPOSED BUSINESS COMBINATION AND EACH OF THE OTHER MATTERS TO BE PRESENTED AT THE ARMADA SPECIAL MEETING.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE BUSINESS COMBINATION OR THE OTHER TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated July 10, 2024, and is first being mailed to Armada security holders on or about July 10, 2024.

[2]

Note: Prior to the completion of this offering, Rezolve expects to alter its legal status under English law from a private limited company and re-register as a public limited company and change its name from Rezolve AI Limited to Rezolve AI PLC. The term “Rezolve AI PLC” in this proxy statement/prospectus which forms a part of this registration statement refers to Rezolve AI Limited.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms a part of a registration statement on Form F-4 filed with the SEC by Rezolve AI Limited, constitutes a prospectus of Rezolve AI Limited under Section 5 of the Securities Act with respect to the Rezolve Ordinary Shares to be issued to Armada Stockholders and Armada Sponsor LLC in connection with the Business Combination, as well as the warrants to acquire Rezolve Ordinary Shares to be issued to Armada Warrant holders. This document also constitutes a proxy statement of Armada under Section 14(a) of the Exchange Act, and the rules thereunder, and a notice of meeting with respect to the special meeting of Armada Stockholders to consider and vote upon the proposals to adopt and approve the Business Combination and the Rezolve Long Term Incentive Plan and to adjourn the meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to adopt and approve the foregoing proposals.

Unless otherwise indicated or the context otherwise requires, all references in this proxy statement/prospectus to the term “Rezolve” prior to January 1, 2022 refer to Rezolve Limited; all references in this proxy statement/prospectus to the term “Rezolve” as of and for any periods following January 1, 2022 refer to Rezolve AI Limited, together with its subsidiaries prior to Closing; and all references to the term “Rezolve” after Closing refer to Rezolve AI PLC, together with its subsidiaries after re-registration of Rezolve AI Limited as Rezolve AI PLC. All references in this proxy statement/prospectus to “Armada” refer to Armada Acquisition Corp. I.

Any reference to the website of Rezolve in this proxy statement/prospectus does not include or incorporate by reference the information on the website into this proxy statement/prospectus.

INDUSTRY AND MARKET DATA

In this proxy statement/prospectus, Rezolve relies on and refers to industry data, information and statistics regarding the markets in which it competes from research as well as from publicly available information, industry and general publications and research and studies conducted by third parties. Rezolve has supplemented this information where necessary with its own internal estimates, considering publicly available information about other industry participants and Rezolve management’s best view as to information that is not publicly available. This information appears in “Rezolve’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business of Rezolve” and other sections of this proxy statement/prospectus. Rezolve has taken such care as we consider reasonable in the extraction and reproduction of information from such data from third party sources.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

This prospectus makes various references to the following industry publications, research, studies and forecasts:

•	BCG-Google, The Next Level of Personalization in Retail, dated June 4, 2019.

•	DataReportal (2022), Digital 2021 Global Digital Overview, dated January 26, 2022.

•	BCG-Google, The Next Frontier in Personalization, dated October 16, 2020.

•	Dynamic Yield, The State of Personalization in Mobile Commerce, dated July 3, 2020.

•	eMarketer, Amazon dominates US ecommerce, though its market share varies by category, dated April 27, 2021.

•	eMarketer, Infographic – Mobile e-Commerce Is up and Poised for Future Growth, Statista Infographics, dated March 2018.

•	eMarketer, Smartphone Users Worldwide Will Total 1.75 Billion in 2014, dated January 16, 2014.

•	PwC Global, February 2023 Global Consumer Insights Pulse Survey, dated February 2023.

•	Shopify, Consumer Trends 2023, dated January 2023.

•	2021 Promotion Industry Trends Analysis and 2023 Spring Commerce Report, INMAR Intelligence, dated October 6, 2021 and March 2023, respectively.

•	Global Retail Study, Google/Ipsos, dated February 2019.

•	The State of Personalization 2022, Twilio Segment, 2022.

•	New RetailMeNot Data Shows Mobile Devices Play a Critical Role for Consumers While Shopping in Physical Retail Stores, RetailMeNot, dated April 30, 2019.

FREQUENTLY USED TERMS

Terms defined in the body of this document shall have the meanings attributed to them therein and in addition the following terms shall have the following meanings:

“Armada” means Armada Acquisition Corp. I, a Delaware Corporation;

“Armada Warrant Agreement” means the warrant agreement, dated August 12, 2021, by and between Armada and Continental Stock Transfer & Trust Company;

“Armada’s Public Shares” means the Armada Common Stock held by public stockholders;

“Adjournment Proposal” has the meaning given to it in the section entitled “The Adjournment Proposal”;

“Aggregate Transaction Proceeds” has the meaning given to it in the Business Combination Agreement;

“Armada Charter” means the second amended and restated certificate of incorporation of Armada, as amended from time to time;

“Armada Common Stock” means an issued and outstanding share of common stock of Armada;

“Armada Initial Shareholders” means the holders of Armada Common Stock and Founder Shares on the Record Date;

“Armada Letter Agreement” means that certain Letter Agreement, dated as of August 12, 2021, by and among Armada, its officers, its directors and the Sponsor;

“Armada Share Redemptions” means redemptions by Armada public stockholder (who are not Armada Initial Shareholders or an officer or director of Armada);

“Armada Stockholders” means holders of shares of stock in the capital of Armada;

“Armada Unit” means an issued and outstanding unit of Armada;

“Armada Warrant” means an issued and outstanding warrant of Armada;

“Articles” means Rezolve’s articles of association as will be in force with effect from Closing;

“Board” means the board of directors of Armada;

“Business Combination” means the business combination between Armada, Rezolve, Rezolve Merger Sub and the Company as envisaged under the Business Combination Agreement;

“Business Combination Agreement” means the business combination agreement dated as of December 17, 2021, as amended on November 10, 2022 and as further amended and restated on June 16, 2023, as amended on August 4, 2023, and as may be amended from time to time, by and among Armada, Rezolve Limited, Rezolve and Rezolve Merger Sub;

“Business Combination Proposal” means the proposal to adopt and approve the Business Combination;

“Channels” means the Rezolve’s distribution partners who distribute Rezolve’s offerings and services;

“Charter Limitation” means the provision in the Armada Charter that prohibits Armada from consummating a business combination to the extent Armada would have net tangible assets of less than $5,000,001 immediately prior to or upon consummation of a business combination;

“Charter Limitation Amendment” means the amendment to the Armada Charter removing the Charter Limitation;

“Charter Limitation Amendment Proposal” means the proposal to adopt and approve the amendment to the Armada Charter to remove the Charter Limitation;

“Closing” has the meaning given to it in the Business Combination Agreement;

“Closing Date” has the meaning given to it in the Business Combination Agreement;

“Combined Company” means Rezolve following the Closing;

“Company Reorganization” has the meaning given to it in the section entitled “Proposal No. 1 — The Business Combination Proposal”;

“Company Reorganization Date” means the first business day following the satisfaction (or, to the extent permitted by applicable law, waiver in writing) of the conditions set forth in Article VI of the Business Combination Agreement (other than those conditions that by their terms or nature can only be satisfied at or following the Company Reorganization, at the Merger Closing or at the Closing, as applicable), or on such other date and at such place or time as may be agreed to in the Business Combination Agreement;

“Company Series A Shares” means the series A preferred shares in the capital of Rezolve;

“Company Shareholder” means a shareholder in Rezolve on the date of effecting the Company Reorganization;

“Convertible Notes” means the convertible loan notes issued on the terms of the Loan Note Instrument;

“Founder Shares” means, collectively, the shares of Armada Common Stock held by the Sponsor, the chief executive officer of Armada, the president of Armada and independent directors of Armada;

“GeoZone” means a location-based marketing tool which is a feature of Rezolve’s platform;

“Incentive Equity Plan Proposal” has the meaning given to it in the section entitled “Proposal No. 3 — The Incentive Equity Plan Proposal”;

“Investor Rights Agreement” means the amended form investor rights agreements to be entered into by Rezolve, Armada, the Sponsor and certain stockholders of Rezolve;

“Key Company Shareholders” has the meaning given to it in the Business Combination Agreement;

“Loan Note Instrument” means the secured convertible loan note instrument dated December 16, 2021, as amended and restated on November 21, 2022, and as further amended and restated on May 23, 2023, to which Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) is party;

“Memorandum and Articles of Association” means the memorandum and articles of association of Rezolve to be adopted with effect from Closing;

“Merger” means the merger of Armada with and into Rezolve Merger Sub, with Armada continuing as the surviving entity;

“Merger Closing” means the closing of the Merger pursuant to the Business Combination Agreement;

“Merger Effective Time” means the effective time of the Merger;

“Nasdaq Proposal” has the meaning given to it in the section entitled “Proposal No. 2 — The Nasdaq Proposal”;

“Ordinary Shares” means the ordinary shares in the capital of Rezolve;

“Platform Transactions” means radio advertisement and ticketing transactions for the years ended December 31, 2021 and 2022 and following the year ended December 31, 2022, radio advertisement and ticketing transactions or an audio, visual, social media or watermark trigger which leads to the use of Rezolve’s platform;

“Prior Rezolve Group” means Rezolve Limited and its consolidated subsidiaries;

“Private Placement Shares” means the 459,500 shares of Armada purchased simultaneously with the consummation of the Public Offering that are held by the Sponsor;

“Proposals” means, collectively, the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal, the Charter Limitation Amendment Proposal and the Adjournment Proposal;

“Proposed Transactions” means the Business Combination (including the Merger);

“Public Offering” means Armada’s initial public offering;

“Redemption Rights” means the right of an Armada stockholder to redeem its rights as described in the section entitled “Summary of the Proxy Statement/Prospectus — Redemption Rights”;

“Rezolve” means Rezolve AI Limited, a private limited liability company registered under the laws of England and Wales with registration number 14573691 and, following its re-registration as a public limited company, Rezolve AI PLC;

“Rezolve Founder” means Daniel Wagner;

“Rezolve Incentive Equity Plan” means the incentive equity plan to be adopted under the Incentive Equity Plan Proposal;

“Rezolve Merger Sub” means Rezolve Merger Sub, Inc., a Delaware corporation;

“Rezolve Ordinary Shares” or “Rezolve Shares” means the ordinary shares in Rezolve from time to time;

“Rezolve Options” means options to subscribe for Rezolve Ordinary Shares;

“Rezolve Shareholder” means a holder of shares of stock in the capital of Rezolve;

“Rezolve Warrant” means a warrant to purchase one Rezolve Ordinary Share;

“SMBs” means small and medium-sized businesses;

“Special Meeting” means the Armada Special Meeting;

“Sponsor” means Armada Sponsor LLC;

“Termination Date” means the date on or prior to fifteen (15) days prior to the last date on which Armada may consummate a Business Combination;

“Transaction Support Agreement” means the transaction support agreement, as amended, pursuant to which, among other things, the Key Company Shareholders have agreed to (a) vote in favor of the Pre-Closing Demerger and the Company Reorganization (b) vote in favor of the Business Combination Agreement and the agreements contemplated thereby and the transactions contemplated hereby, (c) enter into the Investor Rights Agreement (as described below) at Closing and (d) the termination of certain agreements effective as of Closing;

“Transfer Agent” means Continental Stock Transfer & Trust Company;

“Trust Account” means the trust account established by Armada containing the proceeds of its initial public offering;

“UK” means the United Kingdom;

“UK Companies Act” means the UK Companies Act 2006 (as amended from time to time);

“U.S.” refers to the United States of America; and

“USD” refers to the U.S. Dollar.

SUMMARY OF THE MATERIAL TERMS OF THE BUSINESS COMBINATION

The parties to the Business Combination Agreement are Armada, Rezolve Limited, Rezolve, and Rezolve Merger Sub.

Under the Business Combination Agreement it is provided that:

(i)

a pre-Closing demerger (the “Pre-Closing Demerger”) of Rezolve Limited will be effected pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited and (z) Rezolve Limited will then be wound up;

(ii)

a company reorganization will be effected whereby the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed and steps taken such that immediately following such steps each Company Shareholder will hold his, her or its applicable pro rata portion of the aggregate stock consideration (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) in accordance with the terms and conditions set forth in the Business Combination Agreement (such steps and any additional necessary steps being collectively referred to as the “Company Reorganization”); and

(iii)

following the Company Reorganization: (a) Rezolve Merger Sub shall be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger as a subsidiary of Rezolve; and (b) Armada shall loan all of its remaining cash in the Trust Account to Rezolve in exchange for a promissory note, to enable Rezolve to fund working capital and transaction expenses. Each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Ordinary Share of Rezolve.

The following diagram shows the current ownership of Armada, Rezolve Limited and Rezolve.

1. Current Ownership Structure

(1)

Rezolve AI Limited was incorporated in England and Wales as a private limited company on January 5, 2023 under the name Rezolve Group Limited with company number 14573691 and changed its name on June 5, 2023 to Rezolve AI Limited.

(2)	The shareholding of Rezolve AI limited and Rezolve limited is common.

As part of the Pre-Closing Demerger, Rezolve Limited will transfer all of its business and assets to Rezolve (except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) in exchange for the issue of shares in Rezolve to the shareholders of Rezolve Limited, as shown below.

2. Rezolve Pre-Closing Demerger

3. Rezolve AI Limited Post Pre-Closing Demerger

(2)

After completion of the Pre-Closing Demerger but prior to the completion of this offering, Rezolve expects to alter its legal status under English law from a private limited company and re-register as a public limited company and change its name from Rezolve AI Limited to Rezolve AI PLC.

Pursuant to the Business Combination Agreement, following the Company Reorganization: among other things, Armada will merge with and into Rezolve Merger Sub, with Armada continuing as the surviving entity. Following completion of the merger described above, Armada will be a wholly-owned subsidiary of Rezolve, and each issued and outstanding security of Armada will be exchanged for securities of Rezolve, as shown below.

4. Armada Merges Into Rezolve Merger Sub

5. Post-Closing Structure

Under the Business Combination Agreement, upon the consummation of the Merger, each Armada Unit will be automatically detached and the holder thereof will exchange one share of Armada Common Stock for one Rezolve Ordinary Share and one half of one Armada Warrant for one half of one Rezolve Warrant. Each outstanding share of Armada Common Stock will be exchanged for one Rezolve Ordinary Share, and each outstanding Armada Warrant will be exchanged for one Rezolve Warrant that will entitle the holder to purchase one Rezolve Ordinary Share in lieu of one share of Armada Common Stock and otherwise on substantially the same terms and conditions as the Armada Warrants.

In addition to voting on the Business Combination, the shareholders of Armada will consider and vote upon (a) a proposal to approve the adoption of the Rezolve Incentive Equity Plan, (b) a proposal to approve, for purpose of complying with the Nasdaq Stock Market LLC Rules and Regulations (“Nasdaq Rules”) the issuance of more than 15% of the issued and outstanding Rezolve Ordinary Shares upon the completion of the Business Combination, and (c) a proposal to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for a vote.

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to Closing, including, among other reasons: (i) by mutual written consent of Armada and Rezolve; (ii) by either Armada or Rezolve if the Closing has not occurred on or prior to October 2,

2023; (iii) by either Armada or Rezolve if a governmental authority having competent jurisdiction will have issued an order or taken any other action permanently enjoining, restraining, or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such order or other action has become final and non-appealable; (iv) by Armada for Rezolve’s uncured breach of the Business Combination Agreement, such that the related Closing condition would not be met; (v) by Rezolve for the uncured breach of the Business Combination Agreement by Armada such that the related Closing condition would not be met; (vi) by Armada or Rezolve if the Special Meeting is held and has concluded, and the Required Purchaser Shareholder Approval (as defined in the Business Combination Agreement) is not obtained; and (vii) by Armada if the required shareholder consent of Rezolve is not obtained. See the section entitled “The Business Combination Proposal — The Business Combination Agreement — Termination.”

After the Business Combination, the directors of Rezolve will be Daniel Wagner, Anthony Sharp, Sir David Wright, John Wagner, Stephen Perry, and Derek Smith, all of whom are designated by Rezolve; Douglas Lurio and Stephen Herbert, both of whom are designated by Armada. After the Merger, Anthony Sharp, Sir David Wright, Stephen Perry, Derek Smith and Douglas Lurio will be considered independent directors under the rules of Nasdaq. See the section entitled “Management and Compensation of Rezolve—Management of Rezolve Following the Business Combination.”

Upon completion of the Business Combination, the current officers of Rezolve will remain in their positions as officers of Rezolve. These officers are Daniel Wagner (Chief Executive Officer) and Richard Burchill (Chief Financial Officer). Daniel Wagner is also a director. Richard Burchill is not a director and will not become a director on Closing. See the section entitled “Management and Compensation of Rezolve—Management of Rezolve Following the Business Combination.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Rezolve and Armada believe that certain of the information in this proxy statement/prospectus constitutes forward-looking statements. You can identify these statements by forward-looking words such as “may,” “might,” “could,” “will,” “would,” “should,” “expect,” “possible,” “potential,” “anticipate,” “contemplate,” “believe,” “estimate,” “plan,” “predict,” “project,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

Rezolve and Armada believe it is important to communicate their expectations to their security holders. However, there may be events in the future that they are not able to predict accurately or over which they have no control. The risk factors and cautionary language discussed in this proxy statement/prospectus, including in the section titled “Risk Factors,” provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by Rezolve or Armada in such forward-looking statements, including among other things:

•	the number and percentage of Armada’s public shareholders voting against the Business Combination Proposal and/or seeking Redemption;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement;

•	Rezolve’s ability to satisfy the listing criteria of the Nasdaq and to maintain the listing of its securities on Nasdaq following the Business Combination;

•	changes adversely affecting the business in which Rezolve is engaged;

•	the effect of the COVID-19 pandemic on Rezolve’s business;

•	the outcome of any legal proceedings that may be instituted against Armada or Rezolve following the announcement of the proposed Business Combination and transactions contemplated thereby;

•	the risk that the proposed Business Combination disrupts current plans and operations of Rezolve as a result of the announcement and consummation of the transactions described herein;

•

Armada’s ability to recognize the benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Rezolve to grow and manage growth effectively following the Business Combination;

•	costs related to the Business Combination;

•	general economic conditions;

•	the effect of the conflict in Ukraine or other hostilities;

•	changes in applicable laws or regulations;

•	Rezolve’s business strategy and plans; and

•	the result of future financing efforts.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus.

All forward-looking statements included herein attributable to any of Armada, Rezolve or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Armada and Rezolve undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

SUMMARY OF RISK FACTORS

The consummation of the Business Combination and the business and financial condition of Rezolve subsequent to Closing are subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors.” The occurrence of one or more of the events or circumstances described below, alone or in combination with other events or circumstances, may adversely affect Armada and Rezolve Limited’s (prior to the Pre-Closing Demerger) and Rezolve’s (subsequent to the Pre-Closing Demerger) ability to effect a business combination, and may have an adverse effect on the business, cash flows, financial condition and results of operations of Rezolve Limited prior to the Pre-Closing Demerger and that of Rezolve subsequent to the Pre-Closing Demerger. Such risks include, but are not limited to:

•	Rezolve has generated limited revenues from existing Channels and there is no guarantee that it will be able to attract and retain new merchants and increase sales to new merchants.

•	Rezolve is an early-stage company with a history of financial losses and expects to incur significant expenses and continuing losses for the foreseeable future.

•

The impact of worldwide economic conditions, including the resulting effect on spending by SMBs and spending on technology, may adversely affect Rezolve’s business, operating results and financial condition.

•	Rezolve’s limited operating history in a new and developing market makes it difficult to evaluate its current business and future prospects and may increase the risk that it will not be successful.

•	Rezolve’s growth depends in part on the success of its strategic relationships with third parties.

•

The markets for Rezolve’s offerings are new and evolving and may develop more slowly or differently than we expect. Rezolve’s future success is dependent on the growth and expansion of these markets, its ability to adapt and respond effectively to evolving market conditions and its relationship with its business partners.

•

Non-performance under, termination, non-renewal or material modification of agreements with Rezolve’s business partners could have a material adverse effect on Rezolve’s business, financial condition and/or results of operations.

•	Rezolve’s business could be harmed if it fails to manage its growth effectively.

•

Rezolve’s operating and financial results forecast relies in large part upon assumptions and analyses developed by Rezolve. If these assumptions or analyses prove to be incorrect, Rezolve’s actual operating results may be materially different from its forecasted results.

•	Rezolve does not have the history with its solutions or pricing models necessary to accurately predict optimal pricing necessary to attract new merchants and retain existing merchants.

•	As a result of Rezolve’s business model, it may not be able to accurately assess its financial position and results of operations.

•	Rezolve’s business is susceptible to risks associated with international sales and the use of its platform in various countries.

•

As Rezolve and its channels and merchants adopt its proprietary machine learning systems, it may be exposed to risks related to systems efficiency and disclosure and changes to the political and regulatory framework for AI technology, which can adversely affect Rezolve’s business, financial condition and results of operations.

•	Exchange rate fluctuations may negatively affect Rezolve’s results of operations.

•	Rezolve’s operating results are expected to be subject to seasonal fluctuations.

•	If Rezolve’s estimates or judgments relating to Rezolve’s critical accounting policies are ultimately incorrect, Rezolve’s results of operations could be adversely affected.

•	Rezolve may not be able to compete successfully against current and future competitors.

•	Payment transactions on Rezolve’s platform may be subject to regulatory requirements and other risks that could be costly and difficult to comply with or that could harm Rezolve’s business.

•

Rezolve has in the past made and in the future may make acquisitions and investments, which could divert management’s attention, result in operating difficulties and dilution to Rezolve’s shareholders and otherwise disrupt Rezolve’s operations and adversely affect its business, operating results or financial position.

•

Rezolve is a party to the Loan Note Instrument, which contains a number of covenants that may restrict our current and future operations and could adversely affect our ability to execute business needs.

•	Rezolve may need to raise additional funds to pursue its growth strategy or continue its operations, and Rezolve may be unable to raise capital when needed or on acceptable terms.

•

Failure to effectively develop and expand Rezolve’s marketing, sales, customer service, and content management capabilities could harm its ability to increase Rezolve’s customer base and achieve broader market acceptance of Rezolve’s platform.

•	If the availability of Rezolve’s platform does not meet its service-level commitments to customers, Rezolve’s current and future revenues may be negatively impacted.

•	Rezolve will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.

•	Rezolve does not intend to pay dividends for the foreseeable future.

•

Expansion into geographies such as the U.S., Latin America, India, and China in the future, is important to the growth of Rezolve’s business, and if Rezolve does not manage the business and economic risks of international expansion effectively, it could materially and adversely affect Rezolve’s business, financial condition and results of operations.

•	A regional or global health pandemic, including the global COVID-19 pandemic, may adversely impact Rezolve’s business, results of operations and financial performance.

•	If Rezolve is unable to hire, retain and motivate qualified personnel, its business will be adversely affected.

•

Rezolve is dependent on the continued services and performance of its senior management and other key employees, the loss of any of whom could adversely affect Rezolve’s business, operating results and financial condition.

•	Rezolve is dependent upon consumers’ and merchants’ willingness to use the internet and internet-enabled mobile devices for commerce.

•	If Rezolve’s software contains serious errors or defects, Rezolve may lose revenues and market acceptance and may incur costs to defend or settle claims with its merchants.

•

A denial of service attack or security breach or incident could delay or interrupt service to Rezolve’s merchants and their customers, harm Rezolve’s reputation and subject Rezolve to significant liability.

•	Rezolve uses a limited number of data centers to deliver its services. Any disruption of service at these facilities could harm Rezolve’s business.

•

Rezolve’s business and prospects would be harmed if changes to technologies used in Rezolve’s platform or new versions or upgrades of operating systems and internet browsers adversely impact the process by which merchants and consumers interface with Rezolve’s platform.

•	Rezolve relies on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to provide its solutions and run its business.

•	If Rezolve does not or cannot maintain the compatibility of its platform with third-party applications that its customers use in their businesses, Rezolve’s revenues will decline.

•

Mobile devices are increasingly being used to conduct commerce, and if Rezolve’s solutions do not operate as effectively when accessed through these devices, Rezolve’s merchants and their customers may not be satisfied with Rezolve’s services, which could harm Rezolve’s business.

•

Rezolve may store and process personal data of its merchants and their customers. If the security of this information is compromised or otherwise subjected to unauthorized access, Rezolve’s reputation may be harmed and Rezolve may be exposed to liability.

•	Rezolve’s brand is important to its success. If Rezolve fails to effectively maintain, promote and enhance Rezolve’s brand, Rezolve’s business and competitive advantage may be harmed.

•	Activities of merchants or the content of their shops could damage Rezolve’s brand, subject Rezolve to liability and harm its business and financial results.

•	If Rezolve fails to maintain a consistently high level of customer service, Rezolve’s brand, business and financial results may be harmed.

•

Rezolve may be unable to maintain or protect its intellectual property rights and proprietary information, or obtain registrations in such rights or information, or otherwise prevent third parties from making unauthorized use of the foregoing, including its technology.

•	Rezolve may be subject to claims by third parties of intellectual property infringement.

•	Rezolve’s use of “open source” software could negatively affect its ability to sell its solutions and subject Rezolve to possible litigation.

•	Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and adversely affect Rezolve’s results of operations.

•	Changes in tax laws or tax rulings could materially affect Rezolve’s financial position, results of operations, and cash flows.

•

Claims for indemnification by Rezolve’s directors and officers may reduce Rezolve’s available funds to satisfy successful third-party claims against Rezolve and may reduce the amount of money available to Rezolve.

•

Rezolve is subject to anti-corruption and anti-bribery laws and similar laws, and non-compliance with such laws can subject Rezolve to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect its business, prospects, financial condition, results of operations and reputation.

•	Enhanced trade tariffs, import restrictions, export restrictions, United States regulations or other trade barriers may materially harm Rezolve’s business.

•

From time to time, Rezolve may be involved in legal proceedings and commercial or contractual disputes, which could have an adverse impact on Rezolve’s profitability and consolidated financial position.

•	Certain provisions of the Articles and English law could deter takeover attempts.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the Special Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to our stockholders. We urge stockholders to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the proposed Business Combination and the voting procedures for the Special Meeting, which will be held on July 30, 2024 at 10:00 a.m., Eastern Time, virtually at https://www.cstproxy.com/armadaacqi/ext2024.

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are being asked to consider and vote upon a proposal to adopt the Business Combination Agreement and approve the Business Combination and transactions contemplated thereby, among other proposals. We have entered into the Business Combination Agreement, pursuant to which:

(i)

the Pre-Closing Demerger of Rezolve Limited will be effected pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited and (z) Rezolve Limited will then be wound up;

(ii)

a company reorganization will be effected whereby the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed and steps taken such that immediately following such steps each Company Shareholder will hold his, her or its applicable pro rata portion of the aggregate stock consideration (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) in accordance with the terms and conditions set forth in the Business Combination Agreement (such steps and any additional necessary steps being collectively referred to as the “Company Reorganization”); and

(iii)

following the Company Reorganization: (a) Rezolve Merger Sub shall be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger as a subsidiary of Rezolve; and (b) Armada shall loan all of its remaining cash in the Trust Account to Rezolve in exchange for a promissory note, to enable Rezolve to fund working capital and transaction expenses. Each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Rezolve Ordinary Share.

Accordingly, this proxy statement/prospectus covers the issuance by Rezolve of an aggregate of 7,499,994 Rezolve Ordinary Shares, 173,320,660 Rezolve Warrants and 7,499,994 Rezolve Ordinary Shares issuable upon exercise of Rezolve Warrants. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

In addition to the Business Combination, there are related matters that we are asking you to approve. This proxy statement/prospectus and its Annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. You should read this proxy statement/prospectus and its Annexes carefully and in their entirety.

Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its Annexes.

Q:	When and where is the Special Meeting?

A:

The Special Meeting will be held at 10:00 a.m. Eastern Time, on July 30, 2024, in a virtual format. Armada’s Stockholders may attend, vote, and examine the list of Stockholders entitled to vote at the Special Meeting by visiting https://www.cstproxy.com/armadaacqi/ext2024 and entering the control number found on their proxy card, voting instruction form, or notice included in their proxy materials. You may also attend the meeting telephonically by dialing 1 800-450-7155 (toll-free within the United States and Canada) or +1 857-999-9155 (outside of the United States and Canada, standard rates apply). The passcode for telephone access is 3169643#, but please note that you will not be able to vote or ask questions if you choose to participate telephonically. The Special Meeting will be held in virtual meeting format only. You will not be able to attend the Special Meeting physically.

Q:	How can I attend and vote at a virtual Special Meeting?

A:

As a registered stockholder, you received a Proxy Card from Continental Stock Transfer & Trust Company (“Continental,” or the “Transfer Agent”). The form contains instructions on how to attend the virtual annual meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact the Transfer Agent at 917-262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the virtual meeting starting on July 25, 2024, at 10:00 a.m. Eastern Time. Enter the URL address into your browser https://www.cstproxy.com/armadaacqi/ext2024, enter your control number, name, and email address. Once you pre-register, you can vote or enter questions in the chat box. At the start of the meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting. Beneficial owners, who own their investments through a bank or broker, will need to contact the Transfer Agent to receive a control number. If you plan to vote at the meeting you will need to have a legal proxy from your bank or broker, or if you would like to join and not vote, the Transfer Agent will issue you a guest control number with proof of ownership. Either way, you must contact the Transfer Agent for specific instructions on how to receive the control number. They can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the meeting by dialing +1 800-450-7155 inside the U.S. and Canada and +1 857-999-9155 outside the U.S. and Canada (standard rates apply); when prompted enter the pin number 3169643#. This is listen-only, you will not be able to vote or enter questions during the meeting.

Q:	What are the specific proposals on which I am being asked to vote at the Special Meeting?

A:	You are being asked to approve the following proposals:

1.

Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to adopt and approve the Business Combination described in this proxy statement/prospectus including the Business Combination Agreement, by and among Armada, Rezolve Limited, Rezolve and Rezolve Merger Sub pursuant to which Armada, Rezolve and Rezolve Merger Sub will effect a series of transactions including, among other things:

(i)

the Pre-Closing Demerger of Rezolve Limited pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited and (z) Rezolve Limited will then be wound up;

(ii)

a company reorganization will be effected whereby the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed and steps taken such that immediately following such steps each Company Shareholder will hold his, her or its applicable pro rata portion of the aggregate stock consideration (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) in accordance with the terms and conditions set forth in the Business Combination Agreement; and

(iii)

following the Company Reorganization: (a) Rezolve Merger Sub shall be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger as a subsidiary of Rezolve; and (b) Armada shall loan all of its remaining cash in the Trust Account to Rezolve in exchange for a promissory note (the “Promissory Note”), to enable Rezolve to fund working capital and transaction expenses. Each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Ordinary Share of Rezolve.

As part of the Business Combination Proposal, stockholders are also being asked to consider and vote on the approval of an amendment to the Stock Escrow Agreement, dated August 12, 2021 (the “Escrow Agreement”), to allow Continental Stock Transfer & Trust Company to distribute the Escrow Shares (as defined in the Escrow Agreement) prior to the expiration of the Escrow Period (as defined in the Escrow Agreement).

2.

Proposal No. 2 — The Nasdaq Proposal — To consider and vote upon a proposal to adopt and approve, for the purposes of complying with the applicable listing rules of Nasdaq, the issuance of Rezolve Ordinary Shares in connection with the Business Combination Agreement, including the Company Reorganization, the conversion of the Convertible Notes and, to the extent applicable, the Merger, in each case, as required by Nasdaq listing requirements;

3.

Proposal No. 3 — The Incentive Equity Plan Proposal — To consider and vote upon a proposal to adopt and approve, the Rezolve Incentive Equity Plan, which will become effective on the Closing Date and will be used by Rezolve following the Closing;

4.

Proposal No. 4 — The Charter Limitation Amendment Proposal — to consider and vote upon a proposal to amend the Armada Charter to eliminate from the Armada Charter the limitation that Armada may not consummate a business combination to the extent Armada would have net tangible assets of less than $5,000,001, which charter amendment will be effective immediately prior to or upon consummation of a business combination in order to allow Armada to consummate the Business Combination irrespective of whether Armada would exceed the Charter Limitation; and

5.

Proposal No. 5 — Adjournment Proposal — To approve, if necessary, the adjournment of the Special Meeting to a later date or dates to permit further solicitation and votes of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal or the Charter Limitation Amendment Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal or the Charter Limitation Amendment Proposal.

Q:	Are the proposals conditioned on one another?

A:

Yes. The Nasdaq Proposal and the Incentive Equity Plan Proposal in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned upon the stockholders’ approval of the Business Combination Proposal. Moreover, the transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal, the Nasdaq Proposal, and the Incentive Equity Plan Proposal are approved at the Special Meeting.

It is important for you to note that in the event that the Business Combination Proposal, the Nasdaq Proposal, or the Incentive Equity Plan Proposal does not receive the requisite vote for approval, we will not consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by the applicable deadline, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

Our current deadline under our current amended and restated certificate of incorporation to consummate the Business Combination is August 17, 2024. On August 2, 2023, Armada’s stockholders approved an amendment to Armada’s Charter to allow Armada, without another stockholder vote, to elect to extend the date by which Armada must consummate a Business Combination on a monthly basis up to five times by an additional one month each time after the applicable extension date, until February 17, 2024, or a total of up to six months after August 17, 2023, unless the closing of a Business Combination shall have occurred prior thereto. On August 8, 2023, Armada deposited funds into the Trust Account to extend the date by which it must consummate a Business Combination until September 17, 2023, and on each of September 12, 2023, October 11, 2023, November 9, 2023, December 15, 2023 and January 12, 2024 the Company extended the Combination Period by an additional one month each time or until February 17, 2024. On February 15, 2024, the stockholders approved a third amendment to the Armada Charter to extend the Combination Period for up to six additional months or until no later than August 17, 2024. On February 13, 2024, the Company deposited $49,900 into the Trust Account thereby extending the Combination Period until March 17, 2024, and on each of March 13, 2024, April 16, 2024, May 17, 2024 and June 17, 2024 the Company deposited $49,900 into the Trust Account thereby extending the Combination Period for an additional four months or until July 17, 2024. Armada intends to extend the Combination Period to August 17, 2024. The Business Combination Agreement may be terminated and the Business Combination may be abandoned by Armada or Rezolve, if the effective time of the Business Combination has not occurred on or prior to fifteen (15) days prior to the last date on which Armada may consummate a Business Combination (which is currently on or prior to July 2, 2024); provided, that the right to terminate the Business Combination Agreement will not be available to Armada or Rezolve, respectively, if such party’s respective breach of any of its respective covenants or obligations under the Business Combination Agreement shall have primarily caused the failure to consummate the transactions under the Business Combination Agreement on or before the Termination Date.

Q:	Why are we providing stockholders with the opportunity to vote on the Business Combination?

A:

Under Armada’s amended and restated certificate of incorporation, Armada must provide all holders of Armada’s public shares with the opportunity to have their public shares redeemed upon the consummation of our initial business combination either in conjunction with a tender offer or in conjunction with a stockholder vote. For business and other reasons, we have elected to provide our stockholders with the opportunity to have their public shares redeemed in connection with a stockholder vote, rather than a tender offer. Therefore, we are seeking to obtain the approval of our stockholders to the Business Combination Proposal in order to allow our public stockholders to effectuate redemptions of their public shares in connection with the Closing. The adoption of the Business Combination Agreement is required under Delaware law and the approval of the Business Combination is required under our current amended and restated certificate of incorporation. In addition, such approval is also a condition to the Closing under the Business Combination Agreement.

Q:	What revenues and profits/losses has Rezolve generated in the last two years?

A:

Rezolve has generated total revenues of $0.1 million and $0.1 million for the years ended December 31, 2023 and December 31, 2022, respectively, and total losses of $31.7 million and $110.7 million for the years ended December 31, 2023 and December 31, 2022, respectively.

Q:	How will Rezolve be acquired in the Business Combination?

A:

Pursuant to the Business Combination Agreement, following the Company Reorganization: among other things, Armada will merge with and into Rezolve Merger Sub, with Armada continuing as the surviving entity. Following completion of the merger described above, Armada will be a wholly-owned subsidiary of Rezolve, and each issued and outstanding security of Armada will be exchanged for securities of Rezolve. See the sections in this summary entitled “The Business Combination Proposal” for more information. As a result of the Business Combination, Rezolve will become a new public company, and Armada will become a wholly-owned subsidiary of Rezolve.

Q:	Following the Business Combination, will my securities trade on a stock exchange?

A:

Yes. We intend to apply for the listing of Rezolve Ordinary Shares and Rezolve Warrants on the Nasdaq under the symbols “RZLV” and “RZLV.W,” respectively, upon the Closing. Rezolve will not have units traded following the consummation of the Business Combination.

Q:	How has the announcement of the Business Combination affected the trading price of our Common Stock?

A:

On December 16, 2021, the last trading date immediately prior to the public announcement of the Business Combination, Armada Common Stock, Armada Warrants, and Armada Units closed at $9.75, $0.4899, and $10.01, respectively. On June 20, 2024, most recent practicable date prior to the date of this proxy statement/prospectus, Armada Common Stock, Armada Warrants and Armada Units closed at $11.45, $0.12 and $11.43, respectively.

Q:	Is the Business Combination the first step in a “going private” transaction?

A:

No. We do not intend for the Business Combination to be the first step in a “going private” transaction. While Armada will not have securities listed on a national exchange following closing, one of the primary purposes of the Business Combination is to provide a platform for Rezolve to access the U.S. public markets and for the Rezolve Ordinary Shares and the Rezolve Warrants to trade on Nasdaq following Closing.

Q:	Did Armada’s Board of Directors obtain a third-party fairness opinion in determining whether or not to proceed with the Business Combination?

A:

Yes. On June 11, 2023, at a meeting of Armada’s board of directors held to evaluate the proposed Business Combination pursuant to the then-contemplated June 16, 2023 amendment to the Business Combination Agreement, Marshall & Stevens Transaction Advisory Services LLC (“Marshall & Stevens”) delivered an oral opinion, subsequently confirmed by delivery of a written opinion to our Board, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, (i) the Consideration to be paid by Armada in the Business Combination pursuant to the Business Combination Agreement is fair, from a financial point of view, to Armada; and (ii) Rezolve, has a fair market value equal to at least 80 percent of the balance of funds in Armada’s Trust Account (excluding deferred underwriting commissions and taxes payable and subject to proportionate adjustments under Nasdaq’s 80 percent test). For additional information, please see the section entitled “The Business Combination Proposal — Opinion of Marshall & Stevens” and the written opinion of Marshall & Stevens attached as Annex K hereto.

On December 16, 2021, at a meeting of Armada’s board of directors held to evaluate the proposed Business Combination, Northland Securities, Inc. delivered an oral opinion, subsequently confirmed by delivery of a written opinion to our Board, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, (i) the Consideration to be paid by Armada in the Business Combination pursuant to the Business Combination Agreement is fair, from a financial point of view, to Armada; and (ii) Rezolve, has a fair market value equal to at least 80 percent of the balance of funds in Armada’s Trust Account (excluding deferred underwriting commissions and taxes payable and subject to proportionate adjustments under Nasdaq’s 80 percent test). For additional information, please see the section entitled “The Business Combination Proposal — Opinion of Northland.”

Q:	Will the management and board of directors of Rezolve change in the Business Combination?

A:

We anticipate that all of the executive officers of Rezolve will remain with the post-combination company. Upon completion of the Business Combination, Stephen Herbert and Douglas Lurio will be appointed as members of the board of the directors of the post-combination company; none of our other current directors will serve as directors of the post-combination company. The board of directors of the post-combination company will be comprised of Daniel Wagner, John Wagner, Anthony Sharp, Sir David Wright, Stephen Perry, Derek Smith, Douglas Lurio, and Stephen Herbert (provided that Daniel Wagner shall have the right to appoint an additional director to the Board from time to time).

Q:	What equity stake will current stockholders of Armada and the Rezolve equity holders hold in the post-combination company after the Closing?

A:

It is anticipated that, upon completion of the Business Combination, assuming minimum redemptions: (i) the Armada public stockholders will have an ownership interest of approximately 0.82% in Rezolve (not including shares beneficially owned by our Sponsor); (ii) our Sponsor will own approximately 2.28% of Rezolve; and (iii) the existing Rezolve equity holders will own approximately 95.89% of Rezolve with 75% of the voting power of Rezolve being held by Daniel Wagner as the “Rezolve Founder”. The ownership percentage with respect to Rezolve following the Business Combination does not take into account (i) warrants to purchase Rezolve Ordinary Shares that will remain outstanding immediately following the Business Combination; (ii) the conversion of any of the outstanding secured Convertible Notes into shares in Rezolve and (iii) the issuance of any shares upon or after completion of the Business Combination under the Rezolve Incentive Equity Plan, a copy of which is attached to this proxy statement/prospectus as Annex G. If the actual facts are different than these assumptions, the percentage ownership retained by Armada’s stockholders in the post-combination company will be different. For more information, please see the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information,” and “Proposal No. 3 — The Incentive Equity Plan Proposal.”

Q:	Will we obtain new financing in connection with the Business Combination?

A:

In connection with the execution of the Business Combination Agreement on December 17, 2021, Armada entered into certain subscription agreements with certain investors, pursuant to which such investors agreed to purchase ordinary shares of the public company resulting from the Business Combination to be issued substantially concurrently with the consummation of the Business Combination. The subscription agreements terminated once the transactions contemplated by the Business Combination Agreement were not consummated on or prior to August 31, 2022.

On February 23, 2023, Armada, Rezolve and YA II PN, Ltd., a Cayman Islands exempted limited partnership (“YA”), entered into a Standby Equity Purchase Agreement (the “Standby Purchase Agreement”), pursuant to which, among other things, upon the closing of the Business Combination, Rezolve shall have the right to issue and sell to YA up to $250 million of the ordinary shares of Rezolve. For additional information, see “Rezolve’s Management’s Discussion and Analysis—Liquidity and Capital Resources—Yorkville Capital Commitment.”

Notwithstanding the financing available under the Standby Purchase Agreement, Armada or Rezolve may need to obtain additional financing to consummate the Business Combination, but there is no assurance that new financing will be available to us on commercially acceptable terms.

Q:	What conditions must be satisfied to complete the Business Combination?

A:

There are a number of closing conditions in the Business Combination Agreement, including the approval by the stockholders of Armada of the Business Combination Proposal, the Nasdaq Proposal, and the Incentive Equity Plan Proposal. For a summary of the conditions that must be satisfied or waived prior to completion of the Business Combination, please see the sections entitled “Proposal No. 1 — Approval of the Business Combination — The Business Combination Agreement.”

Q:	Are there any arrangements to help ensure that Armada will have sufficient funds, together with the proceeds in its Trust Account, to fund the aggregate purchase price?

A:

Armada will use the funds in the Trust Account to: (i) pay Company stockholders who properly exercise their redemption rights; and, provided that there are funds remaining after this payment and (ii) pay certain other fees, costs and expenses (including deferred underwriting commissions, regulatory fees, legal fees, accounting fees, printer fees and other professional fees) that were incurred by Armada and other parties to the Business Combination Agreement in connection with the transactions contemplated by the Business Combination Agreement, including the Business Combination, and pursuant to the terms of the Business Combination Agreement. There are no assurances, however, that Armada or Rezolve will not require additional financing to consummate the Business Combination, or that such new financing will be available to on commercially acceptable terms, if at all.

Q:	Why is Armada proposing the Nasdaq Proposal?

A:	We are proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rule 5635, which requires stockholder approval of certain transactions that result in a change of control of Armada.

In connection with the Business Combination, Rezolve expects, on a pro forma basis, to issue approximately 172,065,473 Rezolve Ordinary Shares (assuming Maximum Redemptions) in the Business Combination, subject to certain adjustments. Because the issuance of the Rezolve Ordinary Shares in the Business Combination results in a change of control of Armada, we are required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rule 5635. For more information, please see the section entitled “The Nasdaq Proposal.”

Q:	Why is Armada proposing the Incentive Equity Plan Proposal?

A:

The purpose of the Incentive Equity Plan Proposal is to further align the interests of the eligible participants with those of stockholders by providing long-term incentive compensation opportunities tied to the performance of Rezolve. Please see the section entitled “The Incentive Equity Plan Proposal” for additional information.

Q:	Why is Armada proposing the Charter Limitation Amendment Proposal?

A:

We are proposing the Charter Limitation Amendment proposal Armada stockholders because, in the judgment of Armada’s board of the directors, the adoption of the proposed amendments to the Armada Charter, prior to the Closing is necessary to facilitate the Business Combination. Please see the section entitled “The Charter Limitation Amendment Proposal” for additional information.

Q:	Why is Armada proposing the Adjournment Proposal?

A:

We are proposing the Adjournment Proposal to allow our Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal or the Charter Limitation Amendment Proposal, but no other proposal if the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Charter Limitation Amendment Proposal are approved. Please see the section entitled “The Adjournment Proposal” for additional information.

Q:	What happens if you sell your shares of Armada Common Stock before the Special Meeting?

A:

The record date for the Special Meeting is earlier than the date of the Special Meeting. If you transfer your shares of Armada Common Stock after the record date, but before the Special Meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Special Meeting. However, you will not be able to seek redemption of your shares of Armada Common Stock because you will no longer be able to deliver them two business days prior to the Special Meeting. If you transfer your shares of Armada Common Stock prior to the record date, you will have no right to vote those shares at the Special Meeting or redeem those shares for a pro rata portion of the proceeds held in our Trust Account.

Q:	What constitutes a quorum at the Special Meeting?

A:

A majority of the voting power of all outstanding shares of the capital stock of Armada entitled to vote must be present in person or by proxy (which would include presence at the virtual Special Meeting) to constitute a quorum for the transaction of business at the Special Meeting. Abstentions will be counted as present for the purpose of determining a quorum. Our Sponsor, who currently owns approximately 74.95% of our issued and outstanding shares of Armada Common Stock, will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has power to adjourn the Special Meeting. As of the record date for the Special Meeting, 3,563,595 shares of Armada Common Stock (including the Founder Shares) would be required to achieve a quorum.

Q:	What vote is required to approve the proposals presented at the Special Meeting?

A:

Proposal No. 1 — The Business Combination Proposal: The approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, an Armada stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have no effect on the Business Combination Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Business Combination Proposal. Our Sponsor has agreed to vote their shares of Armada Common Stock “FOR” the Business Combination Proposal.

Proposal No. 2 — The Nasdaq Proposal: The approval of the Nasdaq Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, an Armada stockholder’s failure to vote, as well as an abstention and broker non-vote, will have no effect on the Nasdaq Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Nasdaq Proposal.

Proposal No. 3 — The Incentive Equity Plan Proposal: The Incentive Equity Plan Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, an Armada stockholder’s failure to vote by proxy, as well as an abstention and broker non-vote, will have no effect on the Incentive Equity Plan Proposal.

Proposal No. 4 — The Charter Limitation Amendment Proposal — The Charter Limitation Amendment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, under Delaware law, an Armada stockholder’s failure to vote by proxy, as well as an abstention and broker non-vote, will have no effect on the Charter Limitation Amendment Proposal.

Proposal No. 5 — The Adjournment Proposal: The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, an Armada stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have no effect on the Adjournment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Adjournment Proposal.

Q:	May Armada, the Sponsor or Armada’s directors or officers or their affiliates purchase shares in connection with the Business Combination?

A:

In connection with the stockholder vote to approve the proposed Business Combination, our Sponsor, directors or officers or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of our directors or officers or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase may include a contractual acknowledgement that such selling stockholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such selling stockholder to vote such shares in a manner directed by the purchaser. In the event that our Sponsor, directors or officers or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per share pro rata portion of the Trust Account.

Q:	How many votes do you have at the Special Meeting?

A:

Each stockholder is entitled to one vote on each proposal presented at the Special Meeting for each share of Armada Common Stock held of record by such stockholder as of July 3, 2024, the record date for the Special Meeting. As of the close of business on the record date, there were 7,127,187 outstanding shares of our Armada Common Stock and founder shares entitled to vote at the Special Meeting.

Q:	How will our Sponsor, directors and officers vote?

A:

Prior to our IPO, we entered into agreements with our Sponsor, pursuant to which the Sponsor agreed to vote any shares of Armada Common Stock owned by it in favor of the Business Combination Proposal. Currently, our Sponsor owns approximately 74.95% of our issued and outstanding shares of Armada Common Stock and will be able to vote all such shares at the Special Meeting.

Q:	How do I vote?

A:	If you were a stockholder of record at the close of business on July 3, 2024, you may vote by granting a proxy. Specifically, you may vote:

•

By Mail — You may vote by mail by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. Votes submitted by mail must be received by 11:59 p.m. Eastern time on July 26, 2024.

•

You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), indicate your name and title or capacity.

•	We encourage you to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting.

•	If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

•

Voting at the Special Meeting — We will be hosting the Special Meeting via live webcast. If you attend the Special Meeting, you may submit your vote at the Special Meeting online at https://www.cstproxy.com/armadaacqi/ext2024, in which case any votes that you previously submitted will be superseded by the vote that you cast at the Special Meeting.

If you hold your shares in street name, you must submit voting instructions to your broker, bank, or other nominee. In most instances, you will be able to do this over the Internet, by telephone, or by mail. Please refer to information from your bank, broker, or other nominee on how to submit voting instructions.

Q:	What will happen if I abstain from voting or fail to vote at the Special Meeting?

A:

At the Special Meeting, we will count a properly executed proxy marked “ABSTAIN” with respect to a particular proposal as present for purposes of determining whether a quorum is present. For purposes of approval, a broker non-vote, or an abstention will have no effect on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal, and the Adjournment Proposal.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:

Signed and dated proxies received by us without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal presented to the stockholders. The proxyholders may use their discretion to vote on any other matters which properly come before the Special Meeting.

Q:	If I am not going to attend the Special Meeting, should I return my proxy card instead?

A:

Yes. Whether you plan to attend the Special Meeting or not, please read the enclosed proxy statement/prospectus carefully. If you are a stockholder of record of Armada Common Stock as of the close of business on the record date, you can vote by proxy by mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner of Armada Common Stock, you may vote by submitting voting instructions to your broker, bank, or nominee, or otherwise by following instructions provided by your broker, bank, or nominee. Telephone and internet voting may be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank, or nominee.

Q:	What is the difference between a stockholder of record and a “street name” holder?

A:

If your shares are registered directly in your name with Armada’s transfer agent, Continental Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank, or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name.” Access to proxy materials is being provided to you by your broker, bank, or other nominee who is considered the stockholder of record with respect to those shares.

Q:	If my shares are held in “street name,” will my broker, bank, or nominee automatically vote my shares for me?

A:

No. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe the proposals presented to the stockholders at this Special Meeting will be considered non-routine and, therefore, your broker, bank, or nominee cannot vote your shares without your instruction on any of the proposals presented at the Special Meeting. If you do not submit voting instructions, your broker, bank, or other nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a broker, bank, or nominee is not voting your shares is referred to as a “broker non-vote.” Broker non-votes will not be counted for the purposes of determining the existence of a quorum or for purposes of determining the number of votes cast at the Special Meeting. Your bank, broker, or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:	How will a broker non-vote impact the results of each proposal?

A:	Broker non-votes will not have any effect on the outcome of any Proposals.

Q:	May I change my vote after I have returned my signed proxy card or voting instruction form?

A:

Yes. If you are a holder of record of Armada Common Stock as of the close of business on the record date, whether you vote by mail or in person, you can change or revoke your proxy before it is voted at the Special Meeting by:

•

delivering a signed written notice of revocation to our Secretary at Armada Acquisition Corp. I, 2005 Market Street, Suite 3120, Philadelphia, Pennsylvania 19103, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	signing and delivering a new proxy, relating to the same shares and bearing a later date; or

•	attending the Special Meeting and voting, although attendance at the Special Meeting will not, by itself, revoke a proxy.

If you are a beneficial owner of Armada Common Stock as of the close of business on the record date, you must follow the instructions of your broker, bank, or other nominee to revoke or change your voting instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:	What interests do our Sponsor and our current officers and directors have in the Business Combination?

A:

In considering the recommendation of Armada’s Board that Armada’s stockholders vote in favor of the Business Combination Proposal, stockholders should be aware that aside from their interests as stockholders, the directors and officers of Armada have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Armada’s Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things:

•

As a result of multiple business affiliations, Armada’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, the Armada Charter provides that, unless otherwise agreed to in a contract with Armada, Armada renounced its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Armada and such opportunity is one Armada is legally and contractually permitted to undertake and would otherwise be reasonable for Armada to pursue. Such pre-existing fiduciary duties and contractual obligations did not materially affect Armada’s search for an acquisition target, in each case, because the affiliated companies are generally closely held entities controlled by such officer or director and the nature of the affiliated companies’ respective businesses were such that it was unlikely that a conflict would arise;

•

the fact that Armada’s Sponsor and directors have agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination, as provided in the Armada Letter Agreement;

•

the fact that Armada’s Sponsor has agreed to advance any funds necessary to complete a liquidation of Armada and not to seek repayment for such expenses if Armada fails to complete an initial business combination by the applicable deadline and its remaining net assets are insufficient to complete such liquidation;

•

if the Trust Account is liquidated, including in the event Armada is unable to complete an initial business combination within the required time period, Armada’s Sponsor has agreed to indemnify Armada to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Armada has entered into an acquisition agreement or claims of any third party (other than Armada’s independent public accountants) for services rendered or products sold to Armada, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•	the continued indemnification of Armada’s existing directors and officers and the continuation of Armada’s directors’ and officers’ liability insurance after the Business Combination;

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the fact that Stephen Herbert and Douglas Lurio will be appointed as board members of Rezolve after the Business Combination and shall be entitled to receive compensation for serving on Rezolve’s board of directors after the Business Combination;

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the fact that Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), served as a financial advisor and capital markets advisor to Armada in connection with the Business Combination in consideration for the payment of $3,375,000 in deferred fees from Armada’s initial public offering, a capital markets advisory fee of $3,000,000 and a financial advisory fee of $8,750,000 and the reimbursement of expenses incurred in connection with its services and the agreement by Armada to indemnify CCM for certain liabilities arising out of the engagement, and is an affiliate of a passive member of Armada’s Sponsor;

•

the fact that Armada’s Sponsor, officers and directors will lose their investment in their Founder Shares if an initial business combination is not consummated by the applicable deadline. On February 3, 2021, the Sponsor paid $25,000, or approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 shares of Armada Common Stock. On June 16, 2021, the Sponsor purchased an additional 700,000 shares of Armada Common Stock at a purchase price of $0.006 per share, or an aggregate $4,070, and transferred 50,000 shares to its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. On July 23, 2021, the Sponsor purchased an additional 1,200,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $6,975, resulting in the Sponsor holding an aggregate of 6,007,500 shares of common stock and the Chief Executive Officer, President and independent directors holding an aggregate of 205,000 shares of common stock (such shares, collectively, the “Founder Shares”). On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in 1,125,000 founder shares forfeited to Armada for no consideration. The 4,882,500 Founder Shares owned by the Sponsor and the 205,000 Founder Shares held by Armada’s Chief Executive Officer, President and independent directors would have had an aggregate market value of approximately $55,904,625 and $2,347,250, respectively, based upon the closing price of $11.45 per public share on the Nasdaq on June 20, 2024, the most recent practicable date prior to the date of this proxy statement/prospectus. Additionally, the Sponsor, officers and directors do not currently have any unreimbursed out-of-pocket expenses in connection with the Business Combination; however, in connection with Armada’s extension of the deadline by which it had to consummate a business combination, on January 20, 2023, Armada and its Sponsor, entered into one or more agreements (the “Non-Redemption Agreements” ) with one or more third parties (the “Non-Redeeming Stockholders”) in exchange for the Non-Redeeming Stockholders agreeing not to redeem Armada’s public shares at the 2023 annual meeting of stockholders called by Armada at which the extension proposal was approved. The Non-Redemption Agreements provide for the allocation of up to 713,057 Founder Shares to the Non-Redeeming Stockholders, which shares will be transferred to the Non-Redeeming Stockholders at Closing, among satisfaction of other conditions; however, subsequent to Armada’s 2023 annual meeting of stockholders, the Non-Redeeming Stockholders may elect to redeem any public shares held. Other than the 713,057 Founder Shares to be transferred to the Non-Redeeming Stockholders at Closing, no additional consideration was provided in exchange for the Non-Redeeming Stockholders entry into the Non-Redemption Agreements. Effective December 12, 2023, Armada and the Sponsor entered into a subscription agreement (the “Polar Subscription Agreement”) with Polar Multi-Strategy Master Fund (“Polar”), an unaffiliated third party of the Company, pursuant to which Polar agrees to make certain capital contributions (the “Investor Capital Contribution”) from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide the Investor Capital Contribution, (i) the Sponsor will transfer 880,000 shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contribution at the closing of an initial business combination. On April 18, 2024, Armada entered into a subscription agreement with an entity related to the Sponsor pursuant to which (i) the entity funded $33,008 to the Sponsor which is to be returned to the entity by the Sponsor promptly following the closing of the initial business combination and (ii) as an inducement for the investment, the Sponsor allocated 33,000 Founder Shares to the entity. The funds received from the entity were loaned by the Sponsor to Armada; and

•

the fact that, based on the difference in the purchase price of approximately $0.006 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per unit sold in Armada’s initial public offering, the Sponsor may earn a positive rate of return on their investment even if the share price of Rezolve Ordinary Shares falls significantly below the per share value implied in the Business Combination of $10.00 per share and the public stockholders of Armada experience a negative rate of return.

Armada’s Sponsor holds in the aggregate approximately 74.95% of the total shares outstanding as of the date of this proxy statement/prospectus. The Founder Shares will likely be worthless if Armada does not complete a business combination by the applicable deadline.

The Founder Shares are identical to the shares of Common Stock included in the public units, except that: (i) the Founder Shares are subject to certain transfer restrictions; (ii) Armada’s Sponsor, officers and directors have entered into a letter agreement with Armada, pursuant to which they have agreed: (a) to waive their redemption rights with respect to their shares of Common Stock in connection with the completion of Armada’s Business Combination; and (b) to waive their redemption rights with respect to their shares of Common Stock in connection with a stockholder vote to approve an amendment to Armada’s current amended and restated certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of Armada’s public shares if Armada does not complete its initial business combination within 24 months (as extended) from the closing of the IPO or to provide for redemption in connection with a business combination.

The personal and financial interests of Armada’s officers and directors may have influenced their motivation in identifying and selecting Rezolve, completing a business combination with Rezolve and may influence their operation of the post-combination company following the Business Combination. This risk may become more acute as the deadline for completing an initial business combination nears.

Q:	What happens if you vote against the Business Combination Proposal?

A:

If you vote against the Business Combination Proposal but the Business Combination Proposal still obtains the affirmative vote of a majority of the votes cast by holders of Armada Common Stock represented in person or by proxy and entitled to vote at the Special Meeting, then the Business Combination Proposal will be approved and, assuming the approval of the Nasdaq Proposal, the Incentive Equity Plan Proposal and the satisfaction or waiver of the other conditions to closing, the Business Combination will be consummated in accordance with the terms of the Business Combination Agreement.

If you vote against the Business Combination Proposal and the Business Combination Proposal does not obtain the affirmative vote of a majority of the votes cast by holders of Armada Common Stock represented in person or by proxy and entitled to vote at the Special Meeting, then the Business Combination Proposal will fail and we will not consummate the Business Combination. If we do not consummate the Business Combination, we may continue to try to complete a business combination with a different target business until the applicable deadline. If we fail to complete an initial business combination by the applicable deadline, then we will be required to dissolve and liquidate the Trust Account by returning the then-remaining funds in such account to our public stockholders.

Q:	Do you have Redemption Rights?

A:

Pursuant to our amended and restated certificate of incorporation, we are providing our public stockholders with the opportunity to redeem, upon the Closing, shares of Armada Common Stock for cash equal to the pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account that holds the proceeds of our IPO (including interest not previously released to Armada to pay franchise and income taxes), subject to certain limitations. For illustrative purposes, based on the approximate balance of the Trust Account of approximately $16,101,175 as of June 20, 2024, the estimated per share redemption price would have been approximately $11.36. Public stockholders may elect to redeem their shares even if they vote for the Business Combination. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If we receive valid redemption requests from holders of public shares prior to the redemption deadline, we may, at our sole discretion, following the redemption deadline and until the vote is taken with respect to the Business Combination, seek and permit withdrawals by one or more of such holders of their redemption requests. We may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account.

Our Sponsor agreed to waive its redemption rights with respect to its shares, which will be excluded from the pro rata calculation used to determine the per-share redemption price. Each redemption of shares of Armada Common Stock by our public stockholders will reduce the amount in the Trust Account. The Armada Charter does not provide a specified maximum redemption threshold. However, the Armada Charter prohibits Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001, unless the Charter Limitation Amendment Proposal is approved and the Charter Limitation Amendment is implemented. Holders of our outstanding public warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in the accompanying proxy statement/prospectus assumes that none of our public stockholders exercise their redemption rights with respect to their shares of Armada Common Stock by the applicable deadline.

If you elect not to redeem your shares of Armada Common Stock you will become a stockholder of Rezolve following the Closing. If you elect to redeem your shares of Armada Common stock, such exercise will not result in the loss of any Armada Warrants that you may hold. The following table illustrates varying ownership levels, potential sources of dilution that may occur following the consummation of the Business Combination and, for each scenario, the book value per share of Rezolve, on a pro forma basis as of December 31, 2023, assuming minimum redemptions by Armada’s public stockholders, 50% of the maximum redemptions by Armada’s public stockholders, and maximum redemptions by Armada’s public stockholders:

Amounts in thousands, except share amounts per share amounts and percentages	Minimum Redemption Scenario		Maximum Redemption Scenario
	Shares	%	Shares	%
Rezolve Shareholders	166,355,973	95.89%	166,355,973	96.68%
Armada Stockholders
Public	1,417,687	0.82%	—	0.00%
Non-redeeming and Polar	1,755,557	1.01%	1,755,557	1.02%
Founder shares	3,953,943	2.28%	3,953,943	2.30%

Pro Forma Rezolve Ordinary Shares Outstanding	173,483,160	100%	172,065,473	100%

Pro Forma Rezolve Book Value of Equity	$(37,674,138)		$(53,383,851)

Pro Forma Rezolve Book Value per Share	$0.01		$0.01

(1) Assumes 713,057 Founder Shares are allocated to the Non-Redeeming Stockholders by the Sponsor pursuant to the Non-Redemption Agreements and 880,000 Founder Shares are allocated to Polar pursuant to the Polar Subscription Agreement.

Potential sources of dilution	Pro Forma Combined		Pro Forma Combined
	Minimum redemptions		Maximum redemptions
	Shares	%	Shares	%
Armada Warrants			—
Public	7,500,000	3.53%	7,500,000	3.56%
Advanced subscription agreements	10,783,484	5.08%	10,783,484	5.12%
Convertible notes	9,814,940	4.63%	9,814,940	4.66%
Options and warrants	10,620,722	5.00%	10,620,722	5.04%

Adjusted pro forma Rezolve Ordinary Shares Outstanding	212,202,306		210,784,619

Book Value Impacts from Sources of Dilution:

	Proceeds	$/Share	Proceeds	$/Share
Armada Warrants (2)	$86,250,000	$11.50	$86,250,000	$11.50
Adjusted Pro Forma Rezolve Book Value of Equity	$48,575,862		$32,866,149
Adjusted Pro Forma Rezolve Book Value per Share	$0.23		$0.16

(1)

To illustrate the potential dilutive impacts to non-redeeming shareholders of Armada, the percentage dilution is calculated as the number of shares issued upon exercise of the dilutive instrument divided by the sum of (i) the pro forma Rezolve Ordinary Shares outstanding and (ii) the shares issued upon exercise of the dilutive instruments.

(2)	Proceeds reflect receipt of the exercise price of $11.50 per share, consistent with the Armada Warrant Agreement.

The public warrants would have an aggregate market value of approximately $900,000 based upon the closing price of $0.12 per warrant on the Nasdaq on June 20, 2024. The shares of Armada Common Stock issuable upon exercise of the public warrants would have an aggregate market value of approximately $85,875,000 based upon the closing price of $11.45 per share of Armada Common Stock on the Nasdaq on June 20, 2024. Once the warrants become exercisable, though, Rezolve may redeem the outstanding warrants. For a discussion of the terms of redemption for the warrants, see “Description of Securities — Warrants — Redemption of Warrants — Redemption of Warrants for Armada Common Stock.” and “— Risks Relating to Armada and the Business Combination.”

Q:	If you are a Company public warrant holder, can you exercise Redemption Rights with respect to your public warrants?

A:	No. The holders of our public warrants have no Redemption Rights with respect to such public warrants.

Q:	Can the Sponsor redeem its Founder Shares in connection with consummation of the Business Combination?

A:

No. Our Sponsor, officers and directors have agreed to waive their redemption rights with respect to their shares of Armada Common Stock, as described in the Armada Letter Agreement in connection with the consummation of the Business Combination.

Q:	Is there a limit on the number of shares you may redeem?

A:

We have no specified maximum redemption threshold under our current amended and restated certificate of incorporation. Each redemption of shares of Armada Common Stock by our public stockholders will reduce the amount in the Trust Account. In the event we redeem shares of Armada Common Stock in an amount that would result in Armada’s failure to have net tangible assets equaling or exceeding $5,000,001, we will not be able to consummate the Business Combination, unless the Charter Limitation Amendment Proposal is approved and the Charter Limitation Amendment is implemented prior to the closing of the Business Combination.

Q:	Is there a limit on the total number of shares that may be redeemed?

A:

No. Our current amended and restated certificate of incorporation does not provide a specified maximum redemption threshold. However, the Armada Charter prohibits Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001, unless the Charter Limitation Amendment Proposal is approved and the Charter Limitation Amendment is implemented prior to closing of the Business Combination. In the event the aggregate cash consideration we would be required to pay for all shares of Armada Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination Agreement exceed the aggregate amount of cash available to us, we may not complete the Business Combination or redeem any shares, all shares of Armada Common Stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

Q:	Will how you vote affect your ability to exercise Redemption Rights?

A:

No. You may exercise your redemption rights whether you vote your shares of Armada Common Stock for or against, or whether you abstain from voting on, the Business Combination Proposal, or any other proposal described by this proxy statement/prospectus. As a result, the Business Combination Agreement can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less-liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of Nasdaq.

Q:	How do you exercise your Redemption Rights?

A:

In order to exercise your redemption rights, you must (i)(a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and (ii) prior to 5:00 p.m. Eastern time on July 26, 2024 (two business days before the Special Meeting) (a) submit a written request to the Transfer Agent that Armada redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through Depository Trust Company (“DTC”). Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business Combination. The Transfer Agent’s address is as follows:

Continental Stock Transfer & Trust Company

1 State Street – 30th Floor

New York, New York 10004

You must also affirmatively certify in your request to the Transfer Agent for redemption if you “ARE” or “ARE NOT’ acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Armada Common Stock. Notwithstanding the foregoing, a holder of public shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) will be restricted from seeking Redemption Rights with respect to more than 15% of the public shares, which we refer to as the “15% threshold.” Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public stockholder or “group” (as defined in Section 13d-3 of the Exchange Act) will not be redeemed for cash.

Stockholders seeking to exercise their Redemption Rights and opting to deliver physical certificates should allow sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is our understanding that stockholders should generally allow at least two weeks to obtain physical certificates from the Transfer Agent. However, we do not have any control over this process, and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Stockholders seeking to exercise their Redemption Rights, whether they are record holders or hold their shares in “street name”, are required to either tender their certificates to our Transfer Agent prior to the date that is two business days prior to the Special Meeting, or to deliver their shares to the Transfer Agent electronically using DTC Deposit/Withdrawal At Custodian (“DWAC”) system, at such stockholder’s option. The requirement for physical or electronic delivery prior to the Special Meeting ensures that a redeeming stockholder’s election to redeem is irrevocable once the Business Combination is approved.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a tendering broker a fee and it is in the broker’s discretion whether or not to pass this cost on to the redeeming stockholder. However, this fee would be incurred regardless of whether or not we require stockholders seeking to exercise Redemption Rights to tender their shares, as the need to deliver shares is a requirement to exercising Redemption Rights, regardless of the timing of when such delivery must be effectuated.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the Transfer Agent) and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to our Transfer Agent and decide within the required timeframe not to exercise your Redemption Rights, you may request that our Transfer Agent return the shares (physically or electronically). You may make such request by contacting our Transfer Agent at the address listed under the question “Who can help answer my questions?” below.

Q:	Do you have appraisal rights if you object to the Business Combination?

A:	No. Appraisal rights are not available to holders of Armada Common Stock in connection with the Business Combination.

Q:	What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A:

The funds held in the Trust Account will be used to: (i) pay Armada stockholders who properly exercise their redemption rights; and, provided that there are funds remaining after this payment, (ii) pay certain other fees, costs and expenses (including regulatory fees, legal fees, accounting fees, printer fees and other professional fees) that were incurred by Armada and other parties to the Business Combination Agreement in connection with the transactions contemplated by the Business Combination Agreement, including the Business Combination, and pursuant to the terms of the Business Combination Agreement, and (iii) the Promissory Note.

Q:	What happens if the Business Combination is not consummated?

A:

There are certain circumstances under which the Business Combination Agreement may be terminated. Please see the section entitled “Proposal No. 1 — Approval of the Business Combination — The Business Combination Agreement” for information regarding the parties’ specific termination rights.

If we do not consummate the Business Combination, we may continue to try to complete a business combination with a different target business until the applicable deadline. If we fail to complete an initial business combination by the applicable deadline, then we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem our public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to Armada to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish our public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law; (iii) dissolve and liquidate our Trust Account, unless we amend our certificate of incorporation to extend the time that we have to consummate a business combination; and (iv) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our Board, dissolve and liquidate, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per unit in the IPO. Please see the section entitled “Risk Factors — Risks Relating to the Business Combination and Risks Relating to Armada’s Due Diligence and Evaluation of Rezolve.”

Holders of our Founder Shares have waived any right to any liquidation distribution with respect to such shares and the underwriters of our IPO agreed to waive their rights to the business combination marketing fee held in the Trust Account in the event we do not complete our initial business combination within the required period. In addition, if we fail to complete a business combination by the applicable deadline, there will be no redemption rights or liquidating distributions with respect to our outstanding warrants, which will expire worthless.

Q:	When is the Business Combination expected to be completed?

A:

The closing of the Business Combination is expected to take place on or prior to the third business day following the satisfaction or waiver of the conditions described below in the subsection entitled “Proposal No. 1 — Approval of the Business Combination — The Business Combination Agreement — Conditions to the Closing of the Business Combination.” The closing is expected to occur in the first half of August, 2024. The Business Combination Agreement may be terminated by Armada, or Rezolve, as applicable if the Closing has not occurred on or prior to fifteen (15) days prior to the last date on which Armada may consummate a Business Combination (which is currently on or prior to July 2, 2024).

For a description of the conditions to the completion of the Business Combination, see the section entitled “Proposal No. 1 — Approval of the Business Combination — The Business Combination Agreement — Conditions to the Closing of the Business Combination.”

Q:	What do you need to do now?

A:

You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the Annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank, or other nominee, on the voting instruction form provided by the broker, bank, or nominee.

Q:	Who can vote at the Special Meeting?

A:

Only holders of record of Armada Common Stock, including those shares held as a constituent part of our units, at the close of business on July 3, 2024, are entitled to have their vote counted at the Special Meeting and any adjournments or postponements thereof. On this record date, 7,127,187 shares of Armada Common Stock were outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name. If on the record date your shares or units were registered directly in your name with Armada’s transfer agent, Continental Stock Transfer & Trust Company, then you are a stockholder of record. As a stockholder of record, you may vote in person at the Special Meeting or vote by proxy. Whether or not you plan to attend the Special Meeting in person, Armada urges you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank. If on the record date your shares or units were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the Special Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the Special Meeting unless you request and obtain a valid proxy from your broker or other agent.

Q:	Who will solicit and pay the cost of soliciting proxies for the Special Meeting?

A:

Armada will pay the cost of soliciting proxies for the Special Meeting. Armada is soliciting proxies on behalf of the Board and Armada has not engaged anyone to assist in the solicitation of proxies for the Stockholder Meeting. Armada will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Common Stock for their expenses in forwarding soliciting materials to beneficial owners of Common Stock and in obtaining voting instructions from those owners. The directors, officers and employees of Armada may also solicit proxies by telephone, by facsimile, by mail or on the Internet. They will not be paid any additional amounts for soliciting proxies.

Q:	Who can help answer my questions?

A:	If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

Armada Acquisition Corp. I

1760 Market Street, Suite 602

Philadelphia, PA 19103

Email: sherbert@armadaacq.com

To obtain timely delivery, our stockholders must request the materials no later than five business days prior to the Special Meeting.

You may also obtain additional information about us from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your public shares, you will need to send a letter demanding redemption and deliver your stock (either physically or electronically) to our Transfer Agent prior to the Special Meeting in accordance with the procedures detailed under the question “How do I exercise my Redemption Rights?” If you have questions regarding the certification of your position or delivery of your stock, please contact our Transfer Agent:

Continental Stock Transfer & Trust Company

1 State Street – 30th Floor

New York, New York 10004

Attention: Mark Zimkind

E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Armada Special Meeting, including the Business Combination, you should read this entire document carefully, including the Business Combination Agreement attached as Annex A to this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Merger and the other transactions that will be undertaken in connection with the Business Combination. It is also described in detail in this proxy statement/prospectus in the section entitled “The Business Combination Agreement.”

The Parties

Rezolve

We are recognized1 to stand at the vanguard of the mobile commerce industry, providing an engagement platform, powered by cutting-edge artificial intelligence and machine learning. This platform empowers retailers, brands, and manufacturers to create robust, dynamic connections with consumers, transcending barriers of location and device, whether they are mobile or desktop. Harnessing the potential of AI, our platform fosters unprecedented mobile engagement, aiding businesses in their quest to reach their consumers in innovative ways. By leveraging the capabilities of mobile devices and personal computers—from cameras and microphones to location services and wireless connectivity—we bring the commercial experience directly into consumers’ hands. The hallmark of our platform is the integration of AI-driven systems, which simplify and enhance the purchasing process. Our technology enables merchants to understand their customers intent, provide the most relevant and helpful information to assist with their product selection and then enables them to complete transactions, access information, or contribute donations with a single tap on their device screen, depending on the context. This streamlined, seamless interaction, facilitated by the power of artificial intelligence, ensures an effortless and intuitive consumer experience. Since, the launch of our pilot platform, we believe we have harnessed the transformative potential of artificial intelligence, redefining the landscape of mobile commerce and engagement. As we continue to innovate, we remain committed to driving forward the digital commerce industry, shaping a future where technology and commerce intersect seamlessly for the benefit of both businesses and consumers.

Our platform allows for mobile engagement with merchants using our software to extend their business to consumers’ mobile devices and computers in innovative ways. By using a mobile device’s camera, microphone, location awareness, Bluetooth or Wi-Fi capabilities, our platform enables a user to make purchases, request information or make donations with only one tap on their screen, in certain circumstances. We deployed our pilot platform (which was developed prior to the Pre-Closing Demerger) in 2017.

We expect to commercialize the Rezolve platform in quarter 4 of 2024, initially in South America with Grupo Carso. Revenues from Brain are also forecast to begin in Q4 2024, increasing significantly in 2025. We also expect to generate revenues in Q4 2024 in Europe, South America and the Middle East. North American revenues are forecast in Q1 2025. We expect revenues to increase in Q4 2024 through our signed partner agreements with Adobe, ACI, Haendlerbund, Epages, JTL, Oxid and Chatwerk and others by marketing our products to their customer base and are in discussions with significant new partners in markets around the world. For additional information regarding the partner agreements, see “Business of Rezolve Limited—Partner Agreements”

Rezolve was incorporated in England and Wales as a private limited company on January 5, 2023 under the name Rezolve Group Limited with company number 14573691 and changed its name on June 5, 2023 to Rezolve AI Limited. Rezolve Limited was incorporated in England and Wales as a private limited company on

[1]	Please see Rezolve Press Release dated July 25, 2023, available at https://www.rezolve.com/investors/britains- brain-heralds-new-era-of-commerce-enabled-ai/

September 11, 2015 under the name Soul Seeker Limited with company number 09773823. Rezolve Limited changed its name in February 2016 to Powa Commerce Limited and to Rezolve Limited in March 2016.

The mailing address of Rezolve’s registered office is 3rd Floor, 80 New Bond Street, London, United Kingdom, W1S 1SB. After the consummation of the Business Combination, its principal executive office will be 3rd Floor, 80 New Bond Street, London, United Kingdom, W1S 1SB.

Armada

Armada is a blank check company or a special purpose acquisition company, incorporated on November 5, 2020, as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. As of the date of the this proxy statement/prospectus, the Company had not commenced any operations.

The public units began trading on the Nasdaq under the symbol “AACIU” on August 13, 2021. On November 16, 2021, Armada announced that the holders of Armada’s units may elect to separately trade the securities underlying such units. On November 16, 2021, the shares and warrants began trading on the Nasdaq under the symbols “AACI”, and “AACIW” respectively.

The mailing address of Armada’s principal executive office is c/o Armada Acquisition Corp. I., 2005 Market Street, Suite 3120, Philadelphia, Pennsylvania 19103.

The Business Combination Proposal

Pursuant to the terms of the Business Combination Agreement, Armada will merge with and into Rezolve Merger Sub, with Armada continuing as the surviving entity and all the undertakings, properties and liabilities of Rezolve Merger Sub will vest in Armada by virtue of such merger pursuant to the Delaware General Corporation Law (the “DGCL”) and the plan of merger attached hereto as Annex A. Following completion of the Merger, Armada shall be a wholly-owned subsidiary of Rezolve.

As part of the Business Combination Proposal, stockholders are also being asked to consider and vote on the approval of an amendment to the Escrow Agreement to allow Continental Stock Transfer & Trust Company to distribute the Escrow Shares prior to the expiration of the Escrow Period.

Please see the section titled “The Business Combination Proposal” for additional information regarding this proposal.

The Nasdaq Proposal

Nasdaq listing rules require that its listed companies obtain shareholder approval for issuances of securities that result in a change of control of the company. In connection with the approval of the Business Combination Proposal, Armada’s stockholders will be asked to consider and vote upon a proposal to approve, for purposes of complying with applicable Nasdaq listing rules, the issuance of securities which will result in a change of control of Armada.

Please see the section entitled “The Nasdaq Proposal” for additional information regarding this proposal.

The Incentive Equity Plan Proposal

In connection with the Business Combination, the Rezolve and Armada boards approved the adoption by Rezolve of the Rezolve Long Term Incentive Plan, or the “Rezolve Incentive Equity Plan,” subject to Armada shareholder approval, in order to facilitate the grant of equity awards to attract, retain and incentive employees (including executive officers), independent contractors and directors of Rezolve and its affiliates, which is essential to Rezolve’s long-term success.

Please see the section titled “The Incentive Equity Plan Proposal” for additional information regarding this proposal.

The Charter Limitation Amendment Proposal

As discussed in this proxy statement/prospectus, Armada is asking its shareholders to approve the Charter Limitation Amendment Proposal in order to facilitate the consummation of the Business Combination. Armada will ask its shareholders to approve the Charter Limitation Amendment Proposal to delete the limitation that Armada shall not consummate a business combination if Armada has net tangible of less than $5,000,001.

Please see the section titled “The Charter Limitation Amendment Proposal” for additional information regarding this proposal.

The Adjournment Proposal

In addition, the stockholders of Armada will be asked to vote on a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal or the Charter Limitation Amendment Proposal.

Please see the section entitled “The Adjournment Proposal” for additional information regarding this proposal.

Armada Initial Shareholders

As of the Record Date, the Armada Initial Shareholders beneficially owned and are entitled to vote an aggregate of 5,547,000 Founder Shares that were issued prior to the IPO of Armada. The Founder Shares currently constitute 77.83% of the outstanding Armada Common Stock.

Each of the Sponsor and officers and directors of Armada agreed to vote the Founder Shares, as well as any Armada Public Shares acquired in the aftermarket, in favor of the Business Combination Proposal, and all other proposals being presented at the Armada Special Meeting. If Armada does not consummate a Business Combination and must liquidate and its remaining net assets are insufficient to complete such liquidation, the Sponsor has agreed to advance such funds necessary to complete such liquidation and agrees not to seek repayment for such expenses.

Date, Time and Place of Armada Special Meeting

The Special Meeting will be held on July 30, 2024 at 10:00 a.m. Eastern Time at https://www.cstproxy.com/armadaacqi/ext2024, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. The Special Meeting will be conducted exclusively via live webcast so stockholders will not be able to attend the meeting in person. Stockholders may attend the Special Meeting online and vote at the Special Meeting by visiting https://www.cstproxy.com/armadaacqi/ext2024 and entering your 12-digit control number, which is either included on the proxy card you received or obtained through Continental Stock Transfer & Trust Company.

Voting Instructions for the Special Meeting

To vote upon the proposals included in this proxy statement/prospectus, please follow these instructions as applicable to the nature of your ownership of Armada Common Stock:

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To vote using the proxy card, simply complete, sign, date and return the proxy card pursuant to the instructions on the card. If you return your signed proxy card before the Special Meeting, we will vote your shares as directed. Votes submitted by mail must be received by 5:00 p.m., Eastern Time, on July 26, 2024.

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To vote through the Internet before the meeting, go to https://www.cstproxy.com/armadaacqi/ext2024 and follow the on-screen instructions. Your Internet vote must be received by 11:59 p.m. Eastern Time on July 29, 2024 to be counted.

To vote through the Internet during the meeting, please visit https://www.cstproxy.com/armadaacqi/ext2024 and have available the 12-digit control number included in your Notice, on your proxy card or on the instructions that accompanied your proxy materials.

Voting Power; Record Date

Only Armada stockholders of record at the close of business on July 3, 2024, the record date for the Special Meeting, will be entitled to vote at the Special Meeting. You are entitled to one vote for each share of Armada Common Stock that you owned as of the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 7,127,187 shares of Armada Common Stock and Founder Shares outstanding and entitled to vote, of which 1,417,687 are public shares, 459,500 are Private Placement Shares held by our Sponsor, and 5,087,500 are Founder Shares held by our Sponsor, officers and directors.

Quorum and Vote of Armada Stockholders

The approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal requires the affirmative vote of a majority of votes cast by the stockholders present in person or represented by proxy and entitled to vote thereon at the Special Meeting. In order to establish the quorum for purposes of each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal, holders of at least a majority of the outstanding shares of Armada Common Stock must be present at the Special Meeting in person or by proxy. Accordingly, an Armada stockholder’s failure to vote by proxy or to vote in person at the Special Meeting will not be counted towards the number of shares of Armada Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established and will have no effect on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal.

Under these voting standards, a failure to vote or an abstention will have no effect on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal. Broker non-votes will not have any effect on the outcome of any other Proposals.

The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal, the Nasdaq Proposal, and the Incentive Equity Plan Proposal are approved at the Special Meeting. The proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of the Business Combination Proposal.

It is important for you to note that in the event that the Business Combination Proposal, the Nasdaq Proposal or the Incentive Equity Plan Proposal do not receive the requisite vote for approval, we will not consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by the applicable deadline, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to our public stockholders.

Redemption Rights

Pursuant to our current amended and restated certificate of incorporation, holders of public shares may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest not previously released to Armada to pay its franchise and income taxes, by (ii) the total number of then-outstanding public shares. Although the Armada Charter does not provide a specified maximum redemption threshold, the Armada Charter prohibits Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001, unless the Charter Limitation Amendment Proposal is approved and implemented prior to the closing of the Business Combination. As of June 20, 2024, the estimated per share redemption price would have been approximately $11.36.

If a holder exercises its redemption rights, then such holder will be exchanging its shares of Armada Common Stock for cash and will no longer own shares of the post-combination company. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its shares (either physically or electronically) to our Transfer Agent in accordance with the procedures described herein. Please see the section entitled “Special Meeting of Company Stockholders — Redemption Rights” for the procedures to be followed if you wish to redeem your shares for cash. Any request for redemption may be withdrawn until the deadline for submitting redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business Combination.

Appraisal Rights

Appraisal rights are not available to holders of shares of Armada Common Stock in connection with the Business Combination.

Proxy Solicitation

Proxies may be solicited by mail. Armada has not engaged anyone to assist in the solicitation of proxies.

If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Special Meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section entitled “Special Meeting of Company Stockholders — Revoking Your Proxy.”

Interests of Armada Directors and Officers in the Business Combination

In considering the recommendation of Armada’s Board that Armada’s stockholders vote in favor of the Business Combination Proposal, stockholders should be aware that aside from their interests as stockholders, the directors and officers of Armada have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Armada’s Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things:

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As a result of multiple business affiliations, Armada’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, the Armada Charter provides that, unless otherwise agreed to in a contract with Armada, Armada renounced its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Armada and such opportunity is one Armada is legally and contractually permitted to undertake and would otherwise be reasonable for Armada to pursue. Such pre-existing fiduciary duties and contractual obligations did not materially affect Armada’s search for an acquisition target, in each case, because the affiliated companies are generally closely held entities controlled by such officer or director and the nature of the affiliated companies’ respective businesses were such that it was unlikely that a conflict would arise;

•	the fact that Armada’s Sponsor has agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination, as provided in the Armada Letter Agreement;

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the fact that Armada’s Sponsor has agreed to advance any funds necessary to complete a liquidation of Armada and not to seek repayment for such expenses if Armada fails to complete an initial business combination by the applicable deadline and its remaining net assets are insufficient to complete such liquidation;

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if the Trust Account is liquidated, including in the event Armada is unable to complete an initial business combination within the required time period, Armada’s Sponsor has agreed to indemnify Armada to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Armada has entered into an acquisition agreement or claims of any third party (other than Armada’s independent public accountants) for services rendered or products sold to Armada, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•	the continued indemnification of Armada’s existing directors and officers and the continuation of Armada’s directors’ and officers’ liability insurance after the Business Combination;

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the fact that Stephen Herbert and Douglas Lurio will be appointed as board members of Rezolve after the Business Combination and shall be entitled to receive compensation for serving on Rezolve’s board of directors after the Business Combination;

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the fact that Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), served as a financial advisor and capital markets advisor to Armada in connection with the Business Combination in consideration for the payment of $3,375,000 in deferred fees from Armada’s initial public offering, a capital markets advisory fee of $3,000,000 and a financial advisory fee of $8,750,000 and the reimbursement of expenses incurred in connection with its services and the agreement by Armada to indemnify CCM for certain liabilities arising out of the engagement, and is an affiliate of a passive member of Armada’s Sponsor;

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the fact that Armada’s Sponsor, officers and directors will lose their investment in their Founder Shares if an initial business combination is not consummated by the applicable deadline. On February 3, 2021, the Sponsor paid $25,000, or approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 shares of Armada Common Stock. On June 16, 2021, the Sponsor purchased an additional 700,000 shares of Armada Common Stock at a purchase price of $0.006 per share, or an aggregate $4,070, and transferred 50,000 shares to its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. On July 23, 2021, the Sponsor purchased an additional 1,200,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $6,975, resulting in the Sponsor holding an aggregate of 6,007,500 shares of common stock and the Chief Executive Officer, President and independent directors holding an aggregate of 205,000 shares of common stock (such shares, collectively, the “Founder Shares”). On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in 1,125,000 founder shares forfeited to Armada for no consideration. The 4,882,500 Founder Shares owned by the Sponsor and the 205,000 Founder Shares held by Armada’s chief executive officer, president and independent directors would have had an aggregate market value of approximately $55,904,625 and $2,347,250, respectively, based upon the closing price of $11.45 per public share on the Nasdaq on June 20, 2024, the most recent practicable date prior to the date of this proxy statement/prospectus. Additionally, the Sponsor, officers and directors do not currently have any unreimbursed out-of-pocket expenses in connection with the Business Combination; however, in connection with Armada’s extension of the deadline by which it has to consummate a business combination, on January 20, 2023, Armada and its Sponsor, entered into certain Non-Redemption Agreements with one or more Non-Redeeming Stockholders in exchange for the Non-Redeeming Stockholders agreeing not to redeem Armada’s public shares at the 2023 annual meeting of stockholders called by Armada at which the extension proposal was approved. The Non-Redemption Agreements provide for the allocation of up to 713,057 Founders Shares to the Non-Redeeming Stockholders, which shares will be transferred to the Non-Redeeming Stockholders at the closing of the Business Combination, among satisfaction of other conditions; however, subsequent to Armada’s 2023 annual meeting of stockholders, the Non-Redeeming Stockholders may elect to redeem any public shares held. Other than the 713,057 Founder Shares to be transferred to the Non-Redeeming Stockholders at Closing, no additional consideration was provided in exchange for the Non-Redeeming Stockholders entry into the Non-Redemption Agreements. Effective December 12, 2023, Armada and the Sponsor entered into the Polar Subscription Agreement with Polar, an unaffiliated third party of the Company, pursuant to which Polar agrees to make the Investor Capital Contribution from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide the Investor Capital Contribution, (i) the Sponsor will transfer 880,000 shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contribution at the closing of an initial business combination. On April 18, 2024, the Armada entered into a subscription agreement with an entity related to the Sponsor pursuant to which (i) the entity funded $33,008 to the Sponsor which is to be returned to the entity by the Sponsor promptly following the closing of the initial business combination and (ii) as an inducement for the investment, the Sponsor allocated 33,000 Founder Shares to the entity. The funds received from the entity were loaned by the Sponsor to Armada; and

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the fact that, based on the difference in the purchase price of approximately $0.006 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per unit sold in Armada’s initial public offering, the Sponsor may earn a positive rate of return on their investment even if the share price of Rezolve Ordinary Shares falls significantly below the per share value implied in the Business Combination of $10.00 per share and the public stockholders of Armada experience a negative rate of return.

Armada’s Sponsor holds in the aggregate approximately 74.95% of the total shares outstanding as of the date of this proxy statement/prospectus. The Founder Shares will likely be worthless if Armada does not complete a business combination by the applicable deadline.

The Founder Shares are identical to the shares of Common Stock included in the public units, except that: (i) the Founder Shares are subject to certain transfer restrictions; (ii) Armada’s Sponsor, officers and directors have entered into a letter agreement with Armada, pursuant to which they have agreed: (a) to waive their redemption rights with respect to their shares of Common Stock in connection with the completion of Armada’s Business Combination; and (b) to waive their redemption rights with respect to their shares of Common Stock in connection with a stockholder vote to approve an amendment to Armada’s current amended and restated certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of Armada’s public shares if Armada does not complete its initial business combination within 24 months (as extended) from the closing of the IPO or to provide for redemption in connection with a business combination.

The personal and financial interests of Armada’s officers and directors may have influenced their motivation in identifying and selecting Rezolve, completing a business combination with Rezolve and may influence their operation of the post-combination company following the Business Combination. This risk may become more acute as the deadline for completing an initial business combination nears.

Recommendation to Stockholders

Our Board believes that the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal to be presented at the Special Meeting are each in the best interests of Armada and our stockholders and recommends that its stockholders vote “FOR” each of the proposals.

When you consider the recommendation of our Board in favor of approval of the Business Combination Proposal, you should keep in mind that our Sponsor and certain members of our Board and officers have interests in the Business Combination that are different from or in addition to (or which may conflict with) your interests as a stockholder. Stockholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. Please see “Special Meeting of Company Stockholders — Recommendation to Company Stockholders.”

Conditions to the Closing of the Business Combination

The Company Reorganization is to occur on the first business day following the satisfaction of the specified conditions and following the Company Reorganization Date, the Merger Closing is to take place.

The consummation of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including: (a) no order, judgement, injunction or law being issued by any court prohibiting the consummation of the Business Combination; (b) the registration statement of Rezolve shall have become effective; (c) Armada’s stockholders shall have approved, among other things, the Business Combination; (d) the approval for listing on Nasdaq (subject to official notice of issuance) of the Rezolve Ordinary Shares held by the existing Rezolve Shareholders and those to be issued in connection with the Merger (the “Nasdaq Listing Condition”); (e) Rezolve’s board of directors receiving authorization from its shareholders to (A) allot the Rezolve Ordinary Shares and Rezolve Warrants in connection with the Merger in accordance with section 551 of the U.K. Companies Act, via ordinary resolution, (B) dis-apply pre-emption rights in accordance with section 561 of the U.K. Companies Act, via special resolution, and (C) amend Rezolve’s articles of association via special resolution; (f) the Pre-Closing Demerger, the Company Reorganization and Merger shall have occurred; (g) the Rezolve Incentive Equity Plan shall have been adopted; (h) each consent required by Armada and Rezolve has been obtained (i) the expiration or termination of any applicable waiting period under applicable anti-trust laws; (i) Rezolve’s fundamental representations remain true and correct; (j) Rezolve will have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it; (k) there has been no review under the National Security and Investment Act 2021; (l) no material adverse effect will have occurred in relation to Rezolve; and (m) certain documents are delivered by Rezolve to Armada, including the Investor Rights Agreement. The Armada Charter also prohibits Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001. Armada currently has net tangible assets that are less than $5,000,001 on a pro forma basis and will be precluded from consummating the Business Combination, unless the Charter Limitation Amendment Proposal is approved and implemented or third-party financing is obtained through the issuance of equity by Armada sufficient to satisfy the Charter Limitation.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Armada will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Rezolve issuing stock for the net assets of Armada, accompanied by a recapitalization. The net assets of Armada will be stated at historical cost, with no goodwill or other intangible assets recorded.

Regulatory Matters

The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional federal or state regulatory requirement or approval, except for filings with the Registrar of Companies in England and Wales and such filings as are necessary to effectuate the Merger.

Risk Factors

In evaluating the proposals to be presented at the Armada Special Meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

SUMMARY HISTORICAL FINANCIAL INFORMATION

Summary Financial Information of Armada

Armada is providing the following summary historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

The following table contains summary financial information of Armada as of and for the twelve months ended September 30, 2023 and 2022, as of and for the three months ended December 31, 2023 and 2022 and as of and for the six months ended March 31, 2024 and 2023. Armada’s summary financial information as of and for the twelve months ended September 30, 2023 and 2022, statements of operations for the twelve months ended September 30, 2023 and 2022, statements of changes in stockholders’ equity (deficit) for the twelve months ended September 30, 2023 and 2022 and statements of cash flows for the twelve months ended September 30, 2023 and 2022 are derived from Armada’s audited financial statements included elsewhere in this proxy statement/prospectus. Armada’s summary financial information as of and for the three months ended December 31, 2023 and 2022, unaudited condensed statements of operations for the three months ended December 31, 2023 and 2022, Armada’s Condensed Statements of Changes in Stockholders’ Equity (Deficit) for the three months ended December 31, 2023 and 2022 and the Unaudited Condensed Statements of Cash Flows for the three months ended December 31, 2023 and 2022 are derived from Armada’s condensed financial statements included elsewhere in this proxy statement/prospectus. Armada’s summary financial information as of and for the six months ended March 31, 2024 and 2023, unaudited condensed statements of operations for the six months ended March 31, 2024 and 2023, Armada’s Condensed Statements of Changes in Stockholders’ Equity (Deficit) for the six months ended March 31, 2024 and 2023 and the Unaudited Condensed Statements of Cash Flows for the six months ended March 31, 2024 and 2023 are derived from Armada’s condensed financial statements included elsewhere in this proxy statement/prospectus.

The financial statements of Armada are stated in U.S. dollars ($).

The information in this section is only a summary and should be read in conjunction with each of Armada’s financial statements and related notes and “Other Information Related to Armada — Armada’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Armada.

	Six Months Ended March 31, (Unaudited)		Three Months Ended December 31, (Unaudited)		Year Ended September 30, (Audited)
	2024	2023	2023	2022	2023	2022
Formation and operating costs	$1,031,440	$1,185,087	$571,529	$394,352	$2,570,872	$4,391,263

Stock-based compensation	75,600	55,926	50,400	27,963	218,254	111,852

Loss from operation	(1,107,040)	(1,241,013)	(621,929)	(422,315)	(2,789,126)	(4,503,115)

Other income

Trust interest income	604,992	2,264,081	334,836	1,289,673	3,084,260	1,025,942

Total other income	480,794	2,264,081	329,449	1,289,673	3,084,260	1,025,942

Income Tax Provision	114,914	(443,184)	(67,834)	(260,331)	(615,284)	(145,621)
Net (loss) income	$(741,160)	$579,884	$(360,314)	$607,027	$(320,150)	$(3,622,794)

	As of March 31, 2024 (Unaudited)	As of December 31, 2023 (Unaudited)	As of September 30, 2023 (Audited)
Balance Sheet Data:
Cash	$107,722	$54,405	$60,284
Total assets	15,882,693	25,939,504	25,417,917
Total current liabilities	9,771,340	9,309,990	8,587,123
Total stockholders’ (deficit) equity	$(9,636,093)	$(9,155,176)	$(8,486,012)

Historical Summary Financial Information of Rezolve

The following table summarizes Rezolve’s financial data. Rezolve has derived the following statements of operations and comprehensive loss for the years ended December 31, 2023 and 2022 and balance sheet data as of December 31, 2023 and 2022 from Rezolve AI Limited’s audited carve-out financial statements included elsewhere in this proxy statement/prospectus, which includes the financial statements of Rezolve AI Limited, Rezolve Limited, its consolidated subsidiaries, and any variable interest entity in which Rezolve is the primary beneficiary, with the exception of the subsidiaries Rezolve Information Technology (Shanghai) Co., Ltd. and Nine Stone (Shanghai) Ltd (the “Rezolve Financial Statements”).

The Rezolve Financial Statements are stated in U.S. dollars ($).

The information in this section is only a summary and should be read in conjunction with each of the Rezolve Financial Statements and related notes and “Rezolve’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Rezolve.

	Year Ended December 31,
	2023	2022
Revenues	$145,051	$115,159

Operating loss	(26,006,274)	(107,046,147)

Net loss for the year	$(30,736,098)	$(110,712,948)

Other comprehensive loss, net of tax
Foreign currency translation (loss)	(69,565)	(87,941)

Total comprehensive loss	$(30,805,663)	$(110,800,889)

	As of December 31, 2023	As of December 31, 2022
Balance Sheet Data:
Cash	10,441	$39,380
Total assets	2,536,484	1,648,939
Total non-current liabilities	—	26,480,326
Total shareholders’ equity (deficit)	(54,284,884)	(32,519,603)

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following table provides summary selected unaudited pro forma financial information to correspond to the unaudited pro forma financial information provided for Rezolve and Armada in “Unaudited Pro Forma Condensed Combined Financial Information.” For more information on selected financial information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2023

	Assuming Minimum Redemptions	Assuming Maximum Redemptions
	Pro Forma Combined	Pro Forma Combined
Total assets	$2,539,577	$2,539,577
Total liabilities	$40,213,715	$55,923,429
Total shareholders’ deficit	$(37,674,138)	$(53,383,851)

Unaudited Pro Forma Condensed Combined Statement Of Operations for the Year Ended December 31, 2023

	Assuming Minimum Redemptions	Assuming Maximum Redemptions
	Pro Forma Consolidated	Pro Forma Consolidated
Net loss	$(76,227,653)	$(76,383,195)
Earnings Per Share
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	204,702,306	203,284,619
Net loss per share, basic and diluted	(0.37)	(0.38)

Comparative Per Share Information

The following table sets forth selected historical comparative share information for Armada and Rezolve and unaudited pro forma combined per share information of the post-combination business after giving effect to the Business Combination, assuming two redemption scenarios as follows:

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Assuming Minimum Redemptions — This assumes that the minimum number of Armada public stockholder exercises redemption rights with respect to Armada Public Shares for a pro rata portion of the funds in Armada’s Trust Account.

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Assuming Maximum Redemptions — This assumes that Armada public stockholders (who are not Armada Initial Shareholders or an officer or director of Armada) holding 1,417,687 of Armada Public Shares exercise their redemption rights and that such Armada Public Shares are redeemed for their pro rata share ($10.00 per share, plus any pro rata interest earned on the Trust Account not previously released to Armada (net of taxes payable), as of two business days prior to the consummation of the Business Combination) of the funds in Armada’s Trust Account for aggregate redemption for aggregate redemption payments of $14,176,870 at a redemption price of approximately $10.00 per share based on the investments held in the Trust Account.

The unaudited pro forma weighted average shares outstanding and net loss per share information give pro forma effect to the Business Combination as if it had occurred on January 1, 2023.

This information is only a summary and should be read together with the selected historical financial information included elsewhere in this proxy statement/prospectus and the audited financial statements of

Armada and Rezolve and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of Armada and Rezolve is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor the earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Armada and Rezolve would have been had the companies been combined during the periods presented.

			Pro Forma Combined		Rezolve equivalent pro forma per share information (2)
	Armada (Historical)	Rezolve (Historical)	(Assuming Minimum Redemptions)	(Assuming Maximum Redemptions)	(Assuming Minimum Redemptions)	(Assuming Maximum Redemptions)
As of and for the year ended December 31, 2023 (3)
Book value per share (1)	1.13	(0.06)	0.00	0.00	0.01	0.01
Weighted average Common Stock outstanding, basic and diluted	5,709,500	n/a	1,171,727,667	1,170,309,980	204,702,306	203,284,619
Net loss per share attributable to Common stockholders, basic and diluted	(0.05)	n/a	0.17	0.17	(0.37)	(0.38)
Weighted average Common stock subject to possible redemption outstanding, basic and diluted	1,417,687	n/a	n/a	n/a	n/a	n/a
Net loss per share attributable to redeemable stockholders, basic and diluted	(0.05)	n/a	n/a	n/a	n/a	n/a
Weighted average Ordinary Shares outstanding, basic and diluted	n/a	927,204,508	n/a	n/a	n/a	n/a
Basic and diluted net loss per Ordinary Share	n/a	(0.03)	n/a	n/a	n/a	n/a

(1)

Book value per share equals total equity available to common stockholders or ordinary shareholders, divided by the number of shares of common stock, ordinary shares and redeemable stock outstanding. Preferred and deferred shares are excluded.

(2)

The equivalent pro forma basic and diluted per share data for Rezolve is calculated by multiplying the pro forma combined per share data by the Exchange Rezolve Ordinary Ratio, which is expected to be one Ordinary Share for each share of Armada Common Stock.

(3)	There were no cash dividends declared in the period presented.

RISK FACTORS

Shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. The value of your investment in Rezolve following the consummation of the Business Combination will be subject to significant risks affecting Rezolve and inherent in the industry in which Rezolve operates. If any of the events described below occur, the post-acquisition business and financial results could be adversely affected in a material way. This could cause the trading price of Rezolve Ordinary Shares to decline, perhaps significantly, and you therefore may lose all or part of your investment. Please see the section titled “Where You Can Find More Information” in this proxy statement/prospectus for information on where you can find the periodic reports and other documents Armada has filed with or furnished to the SEC.

The risks set out below are not exhaustive and do not comprise all of the risks associated with an investment in Rezolve. Additional risks and uncertainties not currently known to Armada or Rezolve or which Armada or Rezolve currently deem immaterial may also have a material adverse effect on Rezolve’s business, financial condition, results of operations, prospects and/or its share price. Shareholders should consult a legal adviser, an independent financial adviser or a tax adviser for legal, financial or tax advice prior to deciding whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus.

In this section, “we,” “us,” and “our” refer to Armada prior to the consummation of the Business Combination and to Rezolve PLC and its subsidiaries following the consummation of the Business Combination.

Risks Relating to the Business Combination and Risks Relating to Armada’s Due Diligence and Evaluation of Rezolve

If we are unable to complete an initial business combination prior to Armada’s applicable business combination deadline, our public stockholders may receive only approximately $11.36 per share on the liquidation of the Trust Account (or less than $11.36 per share in certain circumstances where a third party brings a claim against us that our Sponsor is unable to indemnify).

If we are unable to complete an initial business combination by the applicable deadline, our public stockholders may receive only approximately $11.36 per share on the liquidation of the Trust Account (or less than $11.36 per share in certain circumstances where a third-party brings a claim against us that our Sponsor is unable to indemnify (as described herein)). In such event, however, if Armada’s net assets are insufficient to complete such liquidation, the Sponsor has agreed to advance such funds necessary to complete such liquidation and agrees not to seek repayment for such expenses.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how the Armada public stockholders vote.

Unlike some other blank check companies in which the initial stockholders agree to vote their Founder Shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Sponsor has agreed (i) to vote its shares in favor of any proposed business combination, including the Business Combination, and (ii) not to sell any such shares to Armada in a tender offer in connection with any proposed business combination. Armada’s Sponsor has agreed to vote its shares in favor of each of the Business Combination Proposals. As a result, Armada would not need any of the shares held by public shareholders to be voted in favor of the Business Combination Agreement in order to have the Business Combination approved. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if the Sponsor agreed to vote its Founder Shares and Private Placement Shares in accordance with the majority of the votes cast by the Armada public stockholders.

Armada’s public stockholders may not have the same benefits as an investor in an underwritten public offering.

Like other business combination transactions and spin-offs, in connection with the Business Combination, Armada’s public stockholders will not receive the benefits of the diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities.

Because the underwriters have a defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a “due diligence” investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer also will deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors in underwritten public offerings have the benefit of such diligence.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus may not be indicative of what Rezolve’s actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented solely for illustrative purposes only and is not necessarily indicative of what Rezolve’s actual financial position or results of operations would have been had the Business Combination completed on the dates indicated. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Armada does not expect to obtain an updated opinion from Marshall & Stevens reflecting changes in circumstances that may occur after the signing of the amended and restated Business Combination Agreement.

An opinion rendered to the Armada Board by Northland was provided in connection with, and at the time of, the Board’s initial evaluation of the Business Combination on December 16, 2021, and subsequently confirmed in writing, and does not speak as of any other date. In connection with the amendment to the Business Combination Agreement, Northland rendered a new opinion to the Armada Board in connection with the Board’s evaluation of the Business Combination, which opinion is dated as of March 30, 2022, and does not speak as of any other date.

In connection with the further amended and restated Business Combination Agreement, Marshall & Stevens rendered a new opinion to the Armada Board in connection with the Board’s evaluation of the Business Combination, which opinion is dated as of June 11, 2023, and does not speak as of any other date. Each of Northland’s and Marshall & Stevens’s opinion was based on financial forecasts and other information made available to Northland and Marshall & Stevens, respectively, and on economic, market and other conditions in effect, as of the date of each such opinion, which may have changed, or may change, after the date of such opinion. Armada does not expect to obtain an updated opinion from Marshall & Stevens as of the date of this proxy statement/prospectus and does not expect to obtain an updated opinion prior to completion of the Business Combination. Changes in the operations and prospects of Rezolve, general market and economic conditions and other factors on which Northland’s and Marshall & Stevens’ opinions were based, may significantly alter the value of Rezolve by the time the Business Combination is completed. Northland’s and Marshall & Stevens’ opinions do not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. For a description of the opinion issued by Northland and the opinion issued by Marshall & Stevens to the Board, please see the sections entitled “The Business Combination Proposal — Opinion of Marshall & Stevens” and “The Business Combination Proposal — Opinion of Northland.”

Armada’s directors may decide not to enforce the indemnification obligations of Armada’s Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to Armada’s public stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and Armada’s Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Armada’s independent directors would determine whether to take legal action against Armada’s Sponsor to enforce its indemnification obligations. While Armada currently expects that its independent directors would take legal action on Armada’s behalf against its Sponsor to enforce its indemnification obligations, it is possible that Armada’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If Armada’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Armada’s public stockholders may be reduced below $10.00 per share.

Armada may not have sufficient funds to satisfy indemnification claims of its directors and executive officers.

Armada has agreed to indemnify its officers and directors to the fullest extent permitted by law. However, Armada’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and not to seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by Armada only if (i) Armada has sufficient funds outside of the Trust Account or (ii) Armada consummates an initial business combination. Armada’s obligation to indemnify its officers and directors may discourage stockholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Armada’s officers and directors, even though such an action, if successful, might otherwise benefit Armada and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent Armada pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

Armada’s ability to successfully effect the Business Combination and to be successful thereafter will be totally dependent upon the efforts of its and Rezolve’s key personnel.

Armada’s ability to successfully effect the Business Combination is dependent upon the efforts of its key personnel. Additionally, while Rezolve expects all of its key personnel to remain with the post-combination company following the Business Combination, it is possible that the post-combination company will lose some key personnel, the loss of which could negatively impact the operations and profitability of the post-combination company. Armada cannot assure you that these individuals will be familiar with the requirements of operating a public company, which could cause the post-combination company to have to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming and could lead to various regulatory issues which may adversely affect its operations. Accordingly, there can be no assurances as to the success of Rezolve following the Business Combination.

Armada and Rezolve will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on employees and third parties may have an adverse effect on Armada and Rezolve. These uncertainties may impair Armada’s or Rezolve’s ability to retain and motivate key personnel and could cause third parties that deal with any of Armada or them to defer entering into contracts or making other decisions or seek to change existing business relationships. If key employees depart because of uncertainty about their future roles and the potential complexities of the Business Combination, Armada’s or Rezolve’s business could be harmed.

Armada may waive one or more of the conditions to the Business Combination.

Armada may agree to waive, in whole or in part, one or more of the conditions to Armada’s obligations to complete the Business Combination, to the extent permitted by Armada’s current amended and restated certificate of incorporation and bylaws and applicable laws. Armada may not waive the condition that Armada’s stockholders approve the Business Combination. Please see the section entitled “Proposal No. 1 — Approval of the Business Combination — The Business Combination Agreement” for additional information.

Armada and Rezolve will incur significant transaction and transition costs in connection with the Business Combination.

Armada and Rezolve have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. Armada and Rezolve may also incur additional costs to retain key employees. All expenses incurred in connection with the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs.

The aggregate transaction expenses as a result of the Business Combination are expected to be approximately $   million. The per-share amount Armada will distribute to stockholders who properly exercise their redemption rights will not be reduced by the transaction expenses and after such redemptions, the per-share value of shares held by non-redeeming stockholders will reflect Armada’s obligation to pay the transaction expenses.

Armada’s Sponsor, certain members of Armada’s Board, and Armada’s officers have interests in the Business Combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

When considering Armada’s Board’s recommendation that Armada’s stockholders vote in favor of the approval of the Business Combination Proposal, Armada’s stockholders should be aware that the directors and officers of Armada have interests in the Business Combination that may be different from, or in addition to, the interests of Armada’s stockholders. These interests include:

•

As a result of multiple business affiliations, Armada’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, the Armada Charter provides that, unless otherwise agreed to in a contract with Armada, Armada renounced its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Armada and such opportunity is one Armada is legally and contractually permitted to undertake and would otherwise be reasonable for Armada to pursue. Such pre-existing fiduciary duties and contractual obligations did not materially affect Armada’s search for an acquisition target, in each case, because the affiliated companies are generally closely held entities controlled by such officer or director and the nature of the affiliated companies’ respective businesses were such that it was unlikely that a conflict would arise;

•	the fact that Armada’s Sponsor has agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination, as provided in the Armada Letter Agreement;

•

the fact that Armada’s Sponsor has agreed to advance any funds necessary to complete a liquidation of Armada and not to seek repayment for such expenses if Armada fails to complete an initial business combination by the applicable deadline and its remaining net assets are insufficient to complete such liquidation;

•

if the Trust Account is liquidated, including in the event Armada is unable to complete an initial business combination within the required time period, Armada’s Sponsor has agreed to indemnify Armada to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Armada has entered into an acquisition agreement or claims of any third party (other than Armada’s independent public accountants) for services rendered or products sold to Armada, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•	the continued indemnification of Armada’s existing directors and officers and the continuation of Armada’s directors’ and officers’ liability insurance after the Business Combination;

•

the fact that Stephen Herbert and Douglas Lurio will each be appointed as board members of Rezolve after the Business Combination and shall be entitled to receive compensation for serving on Rezolve’s board of directors after the Business Combination;

•

the fact that Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), served as a financial advisor and capital markets advisor to Armada in connection with the Business Combination in consideration for the payment of $3,375,000 in deferred fees from Armada’s initial public offering, a capital markets advisory fee of $3,000,000 and a financial advisory fee of $8,750,000 and the reimbursement of expenses incurred in connection with its services and the agreement by Armada to indemnify CCM for certain liabilities arising out of the engagement, and is an affiliate of a passive member of Armada’s Sponsor;

•

the fact that Armada’s Sponsor, officers and directors will lose their investment in their Founder Shares if an initial business combination is not consummated by the applicable deadline. On February 3, 2021, the Sponsor paid $25,000, or approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 shares of Armada Common Stock. On June 16, 2021, the Sponsor purchased an additional 700,000 shares of Armada Common Stock at a purchase price of $0.006 per share, or an aggregate $4,070, and transferred 50,000 shares to its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. On July 23, 2021, the Sponsor purchased an additional 1,200,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $6,975, resulting in the Sponsor holding an aggregate of 6,007,500 shares of common stock and the Chief Executive Officer, President and independent directors holding an aggregate of 205,000 shares of common stock (such shares, collectively, the “Founder Shares”). On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in 1,125,000 founder shares forfeited to Armada for no consideration. The 4,882,500 Founder Shares owned by the Sponsor and the 205,000 Founder Shares held by Armada’s chief executive officer, president and independent directors would have had an aggregate market value of approximately $55,904,625 and $2,347,250, respectively, based upon the closing price of $11.45 per public share on the Nasdaq on June 20, 2024, the most recent practicable date prior to the date of this proxy statement/prospectus. Additionally, the Sponsor, officers and directors do not currently have any unreimbursed out-of-pocket expenses in connection with the Business Combination; however, in connection with Armada’s extension of the deadline by which it has to consummate a business combination, on January 20, 2023, Armada and its Sponsor, entered into certain Non-Redemption Agreements with one or more Non-Redeeming Stockholders in exchange for the Non-Redeeming Stockholders agreeing not to redeem Armada’s public shares at the 2023 annual meeting of stockholders called by Armada at which the extension proposal was approved. The

Non-Redemption Agreements provide for the allocation of up to 713,057 Founders Shares to the Non-Redeeming Stockholders, which shares will be transferred to the Non-Redeeming Stockholders at the closing of the Business Combination, among satisfaction of other conditions; however, subsequent to Armada’s 2023 annual meeting of stockholders, the Non-Redeeming Stockholders may elect to redeem any public shares held. Other than the 713,057 Founder Shares to be transferred to the Non-Redeeming Stockholders at Closing, no additional consideration was provided in exchange for the Non-Redeeming Stockholders entry into the Non-Redemption Agreements. Effective December 12, 2023, Armada and the Sponsor entered into the Polar Subscription Agreement with Polar, an unaffiliated third party of the Company, pursuant to which Polar agrees to make certain Investor Capital Contributions from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide the Investor Capital Contributions, (i) the Sponsor will transfer 880,000 shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contribution at the closing of an initial business combination. On April 18, 2024, the Armada entered into a subscription agreement with an entity related to the Sponsor pursuant to which (i) the entity funded $33,008 to the Sponsor which is to be returned to the entity by the Sponsor promptly following the closing of the initial business combination and (ii) as an inducement for the investment, the Sponsor allocated 33,000 Founder Shares to the entity. The funds received from the entity were loaned by the Sponsor to Armada; and

•

the fact that, based on the difference in the purchase price of approximately $0.006 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per unit sold in Armada’s initial public offering, the Sponsor may earn a positive rate of return on their investment even if the share price of Rezolve Ordinary Shares falls significantly below the per share value implied in the Business Combination of $10.00 per share and the public stockholders of Armada experience a negative rate of return.

Armada’s Sponsor holds in the aggregate approximately 74.95% of the total shares outstanding as of the date of this proxy statement/prospectus. The Founder Shares will likely be worthless if Armada does not complete a business combination by the applicable deadline.

The Founder Shares are identical to the shares of Armada Common Stock included in the public units, except that: (i) the Founder Shares are subject to certain transfer restrictions; (ii) Armada’s Sponsor, officers and directors have entered into a letter agreement with Armada, pursuant to which they have agreed: (a) to waive their redemption rights with respect to their shares of Armada Common Stock in connection with the completion of Armada’s Business Combination; and (b) to waive their redemption rights with respect to their shares of Armada Common Stock in connection with a stockholder vote to approve an amendment to Armada’s current amended and restated certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of Armada’s public shares if Armada does not complete its initial business combination within 24 months (as extended) from the closing of the IPO of Armada or to provide for redemption in connection with a business combination.

The personal and financial interests of Armada’s officers and directors may have influenced their motivation in identifying and selecting Rezolve, completing a business combination with Rezolve and may influence their operation of the post-combination company following the Business Combination. This risk may become more acute as the deadline for completing an initial business combination nears.

Armada’s Sponsor, directors or officers or their affiliates may elect to purchase shares from public stockholders, which may influence a vote on a proposed Business Combination and the other proposals described in this proxy statement/prospectus and reduce the public “float” of Rezolve’s Ordinary Shares.

Armada’s Sponsor, directors, or officers or their affiliates may purchase shares in privately negotiated transactions or in the open market either prior to or following the completion of its Business Combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of Armada’s shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that Armada’s Sponsor, directors, officers or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of Rezolve’s Ordinary Shares and the number of beneficial holders of Rezolve’s securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of its securities on the Nasdaq or another national securities exchange or reducing the liquidity of the trading market for its Ordinary Shares.

Shareholders of the post-combination company may not be able to enforce judgments entered by United States courts against certain of Rezolve’s officers and directors.

Armada is incorporated in the State of Delaware. However, following the Business Combination, some of Rezolve’s directors and executive officers are expected to reside outside of the U.S. As a result, shareholders of the post-combination company may not be able to effect service of process upon those persons within the U.S. or enforce against those persons judgments obtained in U.S. courts.

If the post-combination company fails to introduce or acquire new offerings or services that achieve broad market acceptance on a timely basis, or if its offerings or services are not adopted as expected, Rezolve will not be able to compete effectively.

The post-combination company will operate in a highly competitive, quickly changing environment, and Rezolve’s future success depends on its ability to develop or acquire and introduce new offerings and services that achieve broad market acceptance. The post-combination company’s ability to successfully introduce and market new offerings is unproven. Because the post-combination company will have a limited operating history and the market for its offerings, including newly acquired or developed offerings, is rapidly evolving, it is difficult to predict Rezolve’s operating results, particularly with respect to any new offerings that it may introduce. The post-combination company’s future success will depend in large part upon its ability to identify demand trends in the market in which it will operate and quickly develop or acquire, and design, manufacture and sell, offerings and services that satisfy these demands in a cost-effective manner.

In order to differentiate the post-combination company’s offerings and services from competitors’ products or offerings, the post-combination company will need to increase focus and capital investment in research and development, including software development. If any offerings currently sold by, and services offered by, Rezolve do not continue, or if the post-combination company’s new offerings or services fail to achieve widespread market acceptance, or if Rezolve is unsuccessful in capitalizing on opportunities in the market in which the post-combination company will operate, the post-combination company’s future growth may be slowed and its business, results of operations, and financial condition could be materially adversely affected. Successfully predicting demand trends is difficult, and it is very difficult to predict the effect that introducing a new offering or service will have on existing offering or service sales. It is possible that the post-combination company may not be successful with its new offerings and services, and as a result the post-combination company’s future growth may be slowed and its business, results of operations, and financial condition could be materially adversely affected. Also, the post-combination company may not be able to respond effectively to new product, offering or service announcements by competitors by quickly introducing competitive offerings and services.

In addition, the post-combination company may acquire companies and technologies in the future. In these circumstances, Rezolve may not be able to successfully manage integration of the new offering and service lines with Rezolve’s existing suite of offerings and services. If the post-combination company is unable to effectively and successfully further develop these new offering and service lines, the post-combination company may not be able to increase or maintain sales (as compared to sales of Rezolve on a standalone basis), and the post-combination company’s gross margin (as compared to sales of Rezolve on a standalone basis) may be adversely affected.

Furthermore, the success of the post-combination company’s new offerings will depend on several factors, including, but not limited to, market demand, costs, timely completion and introduction of these offerings, prompt resolution of any defects or bugs in these offerings, the post-combination company’s ability to support these offerings, differentiation of new offerings from those of the post-combination company’s competitors, market acceptance of these offerings, delays and quality issues in releasing new offerings and services. One or more of the foregoing factors may result in lower quarterly revenues than expected, and the post-combination company may in the future experience offering or service introductions that fall short of its projected rates of market adoption.

Rezolve’s internal controls over financial reporting may not be effective and its independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on its business and reputation.

As a public company, Armada is required to comply with the SEC’s rules implementing Sections 302 and 404 of SOX, which require management to certify financial and other information in Armada’s quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. To comply with the requirements of being a public company, Rezolve may need to undertake various actions, such as implementing additional internal controls and procedures and hiring additional accounting or internal audit staff. The standards required for a public company under Section 404 of SOX are significantly more stringent than those required of Rezolve as a privately-held company. Further, as an emerging growth company, Rezolve’s independent registered public accounting firm will not be required to formally attest to the effectiveness of its internal controls over financial reporting pursuant to Section 404 until the date Rezolve is no longer an emerging growth company. At such time, Rezolve’s independent registered public accounting firm may issue a report that is adverse in the event that it is not satisfied with the level at which the controls of the post-combination company are documented, designed, or operating.

Testing and maintaining these controls can divert Rezolve’s management’s attention from other matters that are important to the operation of its business. If Rezolve identifies material weaknesses in the internal control over financial reporting of the post-combination company or, if it becomes subject to the requirements of Section 404 of Sarbanes-Oxley, is unable to comply with the requirements of Section 404 or assert that Rezolve’s internal control over financial reporting is effective, or if its independent registered public accounting firm is unable to express an opinion as to the effectiveness of its internal controls over financial reporting when Rezolve no longer qualifies as an emerging growth company, investors may lose confidence in the accuracy and completeness of its financial reports and the market price of Rezolve Ordinary Shares could be negatively affected, and Rezolve could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.

Activities taken by Armada’s affiliates to purchase, directly or indirectly, public shares will increase the likelihood of approval of the Business Combination Proposal and the other Proposals and may affect the market price of Armada’s securities.

Armada’s Sponsor, directors, officers, advisors, or their affiliates may purchase shares in privately negotiated transactions either prior to or following the consummation of the Business Combination. None of Armada’s Sponsor, directors, officers, advisors, or their affiliates will make any such purchases when such parties are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Although none of Armada’s Sponsor, directors, officers, advisors or their affiliates currently anticipate paying any premium purchase price for such public shares, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional consideration. There is no limit on the number of shares that could be acquired by Armada’s Sponsor, directors, officers, advisors or their affiliates, or the price such parties may pay.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Business Combination Proposal and other proposals and would likely increase the chances that such Proposals would be approved. If the market does not view the Business Combination positively, purchases of public shares may have the effect of counteracting the market’s view, which would otherwise be reflected in a decline in the market price of Armada’s securities. In addition, the termination of the support provided by these purchases may materially adversely affect the market price of Armada’s securities.

As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by Armada or the persons described above have been entered into with any such investor or holder. Armada will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or other proposals.

Subsequent to the consummation of the Business Combination, the post-combination company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although Armada has conducted due diligence on Rezolve, Armada cannot assure you that this diligence revealed all material issues that may be present in Rezolve’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Armada’s and Rezolve’s control will not later arise. As a result, the post-combination company may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if Armada’s due diligence successfully identifies certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with Armada’s preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on the post-combination company’s liquidity, the fact that the post-combination company reports charges of this nature could contribute to negative market perceptions about it or its securities. In addition, charges of this nature may cause the post-combination company to be unable to obtain future financing on favorable terms or at all.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect Armada’s business, investments and results of operations.

Armada is subject to laws, regulations and rules enacted by national, regional and local governments. In particular, Armada is required to comply with certain SEC, Nasdaq and other legal or regulatory requirements, including the Nasdaq upon the transfer of its listing. Compliance with, and monitoring of, applicable laws, regulations, and rules may be difficult, time consuming, and costly. Those laws, regulations, and rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on Armada’s business, investments, and results of operations. In addition, a failure to comply with applicable laws, regulations and rules, as interpreted and applied, could have a material adverse effect on Armada’s business and results of operations.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within a 30 trading-day period commencing at any time after the warrants become exercisable and ending on the third business day prior to proper notice of such redemption provided that on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants, we have an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

The Armada Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forums for certain types of actions and proceedings that may be initiated by holders of Rezolve Warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with Rezolve.

The Armada Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim arising out of or relating in any way to the Armada Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forums for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Armada Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in the Armada Warrant Agreement.

If any action, the subject matter of which is within the scope of the forum provisions of the Armada Warrant Agreement, is filed in a court other than courts of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of the Armada Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Risks Relating to Closing the Business Combination

Armada does not have a specified maximum redemption threshold.

The absence of such a redemption threshold may make it easier for Armada to consummate a business combination even where a substantial number of public stockholders seek to redeem their shares to cash in connection with the vote on the Business Combination. Armada has no specified percentage threshold for redemption in its amended and restated certificate of incorporation. As a result, Armada may be able to consummate a Business Combination even though a substantial number of its public stockholders do not agree with the transaction and have redeemed their shares. However, in no event will Armada be able to consummate an initial business combination unless it has net tangible assets of at least $5,000,001 immediately prior to or upon consummation of its initial business combination, unless the Charter Limitation Amendment Proposal is approved and implemented. If there are insufficient funds in the Trust Account at Closing to satisfy the requirement for $5,000,001 of net tangible assets and the Charter Limitation Amendment Proposal is not approved, the Combined Company will have to obtain additional funding, and if it fails to do so, may not be able to close the Business Combination.

If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

Even if the Business Combination Agreement is approved by the stockholders of Armada, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Business Combination Agreement, see the sections entitled “Conditions to the Closing of the Business Combination Agreement.” Armada and Rezolve may not satisfy all of the closing conditions in the Business Combination Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause Armada and Rezolve to each lose some or all of the intended benefits of the Business Combination.

Armada cannot assure you that the Nasdaq Listing Condition will be satisfied or that Rezolve will be able to comply with the continued listing standard of Nasdaq if listed. If the Nasdaq Listing Condition is not satisfied, Armada would be unable to consummate the Business Combination without a waiver of the Nasdaq Listing Condition.

Armada’s securities are currently listed on the Nasdaq and it is anticipated that, following the Business Combination, Rezolve’s securities will be listed on the Nasdaq. However, Armada cannot assure you that Rezolve’s securities will be able to meet the initial listing requirements of Nasdaq or continue to be listed on the Nasdaq in the future. Rezolve’s eligibility for listing on Nasdaq may depend on the number of shares of Armada Common Stock that are redeemed in connection with the Business Combination, and Rezolve’s ability to satisfy initial listing criteria, including certain financial and liquidity measures. Financial and liquidity measures, depending on the listing standard, may include, among others, stockholders’ equity or the market value of Rezolve’s publicly traded shares, as well as the number of unrestricted round lot stockholders. In certain high redemption scenarios, Rezolve may not be able to satisfy the minimum financial and liquidity measures under any of the initial listing standards, the Nasdaq Listing Condition may not be satisfied, and Armada would be unable to consummate the Business Combination without a waiver of the Nasdaq Listing Condition by Rezolve or additional third-party financing, which may involve dilutive equity issuances or the incurrence of indebtedness at higher-than-desirable levels. In order to continue to maintain the listing of Rezolve’s securities on the Nasdaq, Rezolve must also maintain certain financial, distribution and stock price levels. In addition to the listing requirements for Rezolve Ordinary Shares, the Nasdaq imposes listing standards on warrants, including the Rezolve Warrants. Armada cannot assure you that Rezolve will be able to meet those initial listing requirements.

If the Nasdaq delists Rezolve’s securities from trading on its exchange for failure to meet its listing standards after the Business Combination or the Nasdaq Listing Condition is waived by Rezolve and Rezolve is not able to list its securities on another national securities exchange, Rezolve and its stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for Rezolve’s securities;

•

a determination that Rezolve Ordinary Shares are a “penny stock” which will require brokers trading in Rezolve Ordinary Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for Rezolve Ordinary Shares;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Neither Armada nor its stockholders will have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total aggregate closing consideration in the event that any of the representations and warranties made by Rezolve in the Business Combination ultimately proves to be inaccurate or incorrect.

The representations and warranties made by Rezolve and Armada to each other in the Business Combination Agreement will not survive the consummation of the Business Combination. As a result, Armada and its stockholders will not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the total merger consideration if any representation or warranty made by Rezolve in the Business Combination Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, Armada would have no indemnification claim with respect thereto and its financial condition or results of operations could be adversely affected.

The exercise of discretion by Armada’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Business Combination Agreement may result in a conflict of interest when determining whether such changes to the terms of the Business Combination Agreement or waivers of conditions are appropriate and in the best interests of Armada’s stockholders.

In the period leading up to the Closing, other events may occur that, pursuant to the Business Combination Agreement, would require Armada to agree to amend the Business Combination Agreement to consent to certain actions or to waive rights that Armada is entitled to under those agreements. Such events could arise because of changes in the course of Rezolve’s business, a request by Rezolve to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Rezolve’s business and would entitle Armada to terminate the Business Combination Agreement, as applicable. In any of such circumstances, it would be in the discretion of Armada, acting through the Board, to grant its consent or waive its rights. The existence of the financial and personal interests of the directors described elsewhere in this proxy statement/prospectus may result in a conflict of interest on the part of one or more of the directors between what he or she may believe is best for Armada and Armada’s stockholders and what he or she may believe is best for himself or herself or his or her affiliates in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Armada does not believe there will be any changes or waivers that Armada’s directors and officers would be likely to make after stockholder approval of the Business Combination has been obtained. While certain changes could be made without further stockholder approval, if there is a change to the terms of the Business Combination that would have a material impact on the stockholders, Armada will be required to circulate a new or amended proxy statement or supplement thereto and resolicit the vote of Armada’s stockholders with respect to the Business Combination Proposal.

Risks Relating to Redemptions

Armada does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Armada to complete a Business Combination with which a substantial majority of our stockholders do not agree.

The Armada Charter does not provide a specified maximum redemption threshold, except that the Armada Charter prohibits Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001, unless the Charter Limitation Amendment Proposal is approved and implemented. As a result, Armada may be able to complete Armada’s Business Combination even though a portion of its public stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to Armada’s Sponsor, directors or officers or their affiliates. Based on the amount of approximately $16,101,175 in Armada’s Trust Account as of June 20, 2024, 1,417,687 shares of

Armada Common Stock may be redeemed and still enable Armada to have sufficient cash to satisfy the $5,000,001 net tangible assets requirement. As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by Armada or the persons described above have been entered into with any such investor or holder. Armada will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or other proposals (as described in this proxy statement/prospectus) at the Special Meeting.

In the event the aggregate cash consideration Armada would be required to pay for all shares of Armada Common Stock that are validly submitted for redemption plus the cash amount specified in the Business Combination Agreement exceeds the aggregate amount of cash available to Armada, Armada may not complete the Business Combination or redeem any shares, all shares of Armada Common Stock submitted for redemption will be returned to the holders thereof, and Armada instead may search for an alternate business combination.

The ability of Armada’s stockholders to exercise their redemption rights with respect to a large number of Armada’s shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your shares.

The Armada Charter would prohibit Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001, unless the Charter Limitation Amendment Proposal is approved and implemented. Armada does not know how many stockholders will exercise their redemption rights in connection with the Business Combination and therefore whether it will be able to close the Business Combination if the Charter Limitation Amendment is not approved and implemented. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the funds in the Trust Account until Armada liquidates the Trust Account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time the Armada Common Stock may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with your exercise of the redemption rights of our Armada Public Shares until Armada liquidates or you are able to sell your shares in the open market.

There is no guarantee that a stockholder’s decision whether to redeem their shares for a pro rata portion of the Trust Account will put the stockholder in a better future economic position.

Armada can give no assurance as to the price at which a stockholder may be able to sell its public shares in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in Armada’s share price, and may result in a lower value realized now than a stockholder of Armada might realize in the future had the stockholder redeemed their shares. Similarly, if a stockholder does not redeem their shares, the stockholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a stockholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A stockholder should consult the stockholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If Armada’s stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of Armada Common Stock for a pro rata portion of the funds held in the Trust Account.

Holders of public shares are not required to affirmatively vote for or against the Business Combination Proposal or any other proposal in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account. In order to exercise their Redemption Rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to Armada’s transfer agent at least two (2) business days prior to the Special Meeting. Stockholders electing to redeem their shares will receive their pro rata portion of the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay Armada’s franchise and income taxes, calculated as of two (2) business days prior to the anticipated consummation of the Business Combination. See the section titled “Special Meeting of Company Stockholders — Redemption Rights” for additional information on how to exercise your Redemption Rights.

Armada’s stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their Redemption Rights prior to the deadline.

Armada’s public stockholders who wish to redeem their shares for a pro rata portion of the Trust Account must, among other things as fully described in the section titled “Special Meeting of Company Stockholders — Redemption Rights,” tender their certificates to Armada’s transfer agent or deliver their shares to the transfer agent electronically through the DTC at least two (2) business days prior to the Special Meeting. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC and Armada’s transfer agent will need to act to facilitate this request. It is Armada’s understanding that stockholders should generally allow at least two weeks to obtain physical certificates from the transfer agent. However, because Armada does not have any control over this process or over the brokers, which Armada refers to as “DTC,” it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, stockholders who wish to redeem their shares may be unable to obtain physical certificates by the deadline for exercising their Redemption Rights and thus will be unable to redeem their shares.

If a stockholder fails to receive notice of Armada’s offer to redeem its public shares in connection with its Business Combination or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite Armada’s compliance with the proxy rules, a stockholder fails to receive its proxy materials, such stockholder may not become aware of the opportunity to redeem its shares. In addition, the proxy materials that Armada is furnishing to holders of Armada’s public shares in connection with its Business Combination describe the various procedures that must be complied with in order to validly redeem public shares. In the event that a stockholder fails to comply with these procedures, its shares may not be redeemed.

The ability to execute the post-combination company’s strategic plan could be negatively impacted to the extent a significant number of stockholders choose to redeem their shares in connection with the Business Combination.

Depending upon the aggregate amount of cash consideration Armada would be required to pay for all shares of Armada Common Stock that are validly submitted for redemption, the post-combination company may be required to increase the financial leverage the post-combination company’s business would have to support. This may negatively impact its ability to execute on its own future strategic plan and its financial viability.

If third parties bring claims against Armada, the proceeds held in trust could be reduced and the per-share redemption price received by stockholders may be less than $10.00 per share.

Armada’s placing of funds in trust may not protect those funds from third party claims against Armada. Although Armada has sought to have all vendors and service providers Armada engages and prospective target businesses Armada negotiated with execute agreements with Armada waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Armada’s public stockholders, they may not execute such agreements. Furthermore, even if such entities execute such agreements with Armada, they may seek recourse against the Trust Account. A court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of Armada’s public stockholders. If Armada is unable to complete a business combination and distribute the proceeds held in trust to Armada’s public stockholders, the Sponsor has agreed (subject to certain exceptions described elsewhere in this proxy statement/prospectus) that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by Armada for services rendered or contracted for or products sold to Armada. However, it may not be able to meet such obligation. Therefore, the per-share distribution from the Trust Account may be less than $10.00, plus interest, due to such claims.

Additionally, if Armada is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Armada which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in Armada’s bankruptcy estate and subject to the claims of third parties with priority over the claims of Armada’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, Armada may not be able to return to Armada’s public stockholders at least $10.00. The Sponsor may not have sufficient funds to satisfy its indemnity obligations, as its only assets are securities of Armada.

Armada’s stockholders may be held liable for claims by third parties against Armada to the extent of distributions received by them upon redemption of their shares.

If Armada enters into an insolvency proceeding, any distributions received by stockholders could be viewed as an unlawful payment if it was proved that, for example, immediately following the distribution, Armada was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by Armada’s stockholders. Furthermore, Armada’s directors may be viewed as having breached their fiduciary duties to the stockholders or its creditors or may have acted in bad faith, and thereby exposing itself and Armada to claims, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. Armada cannot assure the stockholders that claims will not be brought against it for these reasons.

Risks Related to Ownership of Shares

The Nasdaq may not list Rezolve’s securities on its exchange, which could limit investors’ ability to make transactions in its securities and subject Rezolve to additional trading restrictions.

In connection with the Business Combination, in order to obtain the listing of the post-combination company’s securities on the Nasdaq, Rezolve will be required to demonstrate compliance with the Nasdaq’s initial listing requirements, which are more rigorous than the Nasdaq’s continued listing requirements. Armada and Rezolve will seek to have the post-combination company’s securities listed on the Nasdaq upon consummation of the Business Combination. Rezolve cannot assure you that it will be able to meet all initial listing requirements. Even if the post-combination company’s securities are listed on the Nasdaq, Rezolve may be unable to maintain the listing of its securities in the future.

If Rezolve fails to meet the initial listing requirements and the Nasdaq does not list the post-combination company’s securities on its exchange, Rezolve would not be required to consummate the Business Combination. In the event that Rezolve elected to waive this condition, and the Business Combination was consummated without the post-combination company’s securities being listed on the Nasdaq or on another national securities exchange, Rezolve could face significant material adverse consequences, including:

•	a limited availability of market quotations for Rezolve’s securities;

•	reduced liquidity for Rezolve’s securities;

•

a determination that Rezolve’s Ordinary Shares are a “penny stock” which will require brokers trading in the Rezolve Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a U.S. federal statute, prevents or preempts U.S. states from regulating the sale of certain securities, which are referred to as “covered securities.” If the post-combination company’s securities were not listed on the Nasdaq, such securities would not qualify as covered securities and Rezolve would be subject to regulation in each U.S. state in which Armada offers its securities because U.S. states are not preempted from regulating the sale of securities that are not covered securities. Although U.S. states are preempted from regulating the sale of Rezolve’s securities, the U.S. federal statute does allow U.S. states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then U.S. states can regulate or bar the sale of covered securities in a particular case. While Armada and Rezolve are not aware of a U.S. state, other than the State of Idaho, having used these powers to prohibit or restrict the sale of securities issued by blank check companies, certain U.S. state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states.

If Rezolve’s estimates or judgments relating to Rezolve’s critical accounting policies are ultimately incorrect, Rezolve’s results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Rezolve Financial Statements and accompanying notes. Rezolve bases its estimates on historical experience and on various other assumptions that Rezolve believes to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity and the amount of revenues and expenses that are not readily apparent from other sources. Assumptions and estimates used in preparing the Rezolve Financial Statements include those related to revenue recognition and business combinations. Rezolve’s results of operations may be adversely affected if Rezolve’s assumptions change or if actual circumstances differ from those in Rezolve’s assumptions, which could adversely affect Rezolve’s business, results of operations and financial condition.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and adversely affect Rezolve’s results of operations.

A change in accounting standards or practices may have a significant adverse effect on Rezolve’s results of operations and/or may affect Rezolve’s reporting of transactions completed before any such change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred in the past and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect Rezolve’s reported financial results or the way Rezolve conducts its business.

We are a “controlled company” within the meaning of the Nasdaq rules. As a result, we qualify for, and may rely on, exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

As a result of provisions in Rezolve’s articles of association, Daniel Wagner, the Rezolve Founder and Chief Executive Officer, controls 75% of the voting power of our outstanding capital stock. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of “independent directors” as defined under the Nasdaq rules;

•	the requirement to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement to have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

Rezolve may choose to utilize certain of these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq.

In addition, the Nasdaq has developed listing standards regarding compensation committee independence requirements and the role and disclosure of compensation consultants and other advisers to the compensation committee that, among other things, requires:

•	compensation committees be composed of independent directors, as determined pursuant to new independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisors; and

•

compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisors, certain independence factors, including factors that examine the relationship between the consultant or advisor’s employer and us.

As a controlled company, Rezolve will not be subject to these compensation committee independence requirements.

Changes in tax laws or tax rulings could materially affect Rezolve’s financial position, results of operations, and cash flows.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Any new taxes could adversely affect Rezolve’s domestic and international business operations, and Rezolve’s business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to Rezolve. Although Rezolve believes that it has complied with all applicable tax laws, there can be no assurance that a taxing authority will not have a different interpretation of the law and assess Rezolve with additional taxes (and possibly related interest and/or penalties). These events could require Rezolve, its business partners or its customers to pay additional tax amounts on a prospective or retroactive basis, as well as require Rezolve, its business partners or customers to pay fines and/or penalties and interest for past amounts deemed to be due.

Additionally, new, changed, modified or newly interpreted or applied tax laws could increase Rezolve’s business partners’, customers’ and Rezolve’s compliance, operating and other costs, as well as the costs of Rezolve’s platform. Any or all of these events could adversely impact Rezolve’s business and financial performance. Furthermore, as Rezolve’s employees continue to work remotely from geographic locations, Rezolve may become subject to additional taxes, and Rezolve’s compliance burdens with respect to the tax laws of additional jurisdictions may be increased, all of which could adversely affect Rezolve’s business, results of operations and financial condition.

The public stockholders will experience immediate dilution as a consequence of the issuance of Rezolve Ordinary Shares as consideration in the Business Combination and due to future issuances pursuant to the Rezolve Incentive Equity Plan, the future conversion of the Convertible Notes into Rezolve Ordinary Shares and future issuances of Rezolve Ordinary Shares under the Standby Purchase Agreement. Having a minority share position may reduce the influence that Armada’s current stockholders have on the management of Rezolve.

It is anticipated that, upon completion of the Business Combination, assuming minimum redemptions: (i) Armada public stockholders will retain an ownership interest of approximately 0.82% in Rezolve (not including shares beneficially owned by Armada’s Sponsor); (ii) Armada’s Sponsor will own approximately 2.28% of Rezolve; and (iii) the existing Rezolve equity holders will own approximately 95.89% of Rezolve. The ownership percentage with respect to Rezolve following the Business Combination does not take into account the issuance of any shares upon completion of the Business Combination under the Rezolve Incentive Equity Plan, a copy of which is attached to this proxy statement/prospectus as Annex G, the future conversion of the secured Convertible Notes into Rezolve Ordinary Shares, nor future issuances of Rezolve Ordinary Shares to YA pursuant to the Standby Purchase Agreement. If the actual facts are different than these assumptions, the percentage ownership of Armada’s existing stockholders in the post-combination company will be different. For more information, please see the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information,” and “Proposal No. 3 — The Incentive Equity Plan Proposal.”

The issuance of additional Ordinary Shares will significantly dilute the equity interests of existing holders of Armada securities and may adversely affect prevailing market prices for Armada’s units, public shares or public warrants.

Risks Relating to Rezolve’s Business and Industry

Rezolve has generated limited revenues from existing Channels and there is no guarantee that it will be able to attract and retain new merchants and increase sales to new merchants.

Rezolve expects to generate revenues principally through subscription fees and one-time transaction fees. Rezolve expects to be dependent on agreements with certain business partners to service merchants and remit subscription fees to Rezolve, including ACI in North America and Europe, CompuTop in Germany, MobiKwik in India and Grupo Carso in Latin America. While we expect to generate revenues from these partners, these partnerships are currently pre-revenue. There is no guarantee that Rezolve will be able to renew existing agreements on similar terms or at all when they expire or that they will not be terminated at an earlier time. As a result, there can be no assurance that Rezolve will be able to retain these partnerships. Rezolve’s costs associated with subscription renewals are substantially lower than costs associated with generating revenues from new merchant relationships associated with new partners or costs associated with generating sales of additional solutions to merchants associated with existing partners. Therefore, if Rezolve is unable to retain partners, even if such losses are offset by an increase in new merchants associated with new partners or an increase in other revenues, Rezolve’s operating results could be adversely impacted.

Rezolve may also fail to attract new partners and retain existing partners as a result of a number of other factors, including:

•

competitive factors affecting the software as a service, or SaaS, business software applications market, including the introduction of competing platforms, discount pricing and other strategies that may be implemented by Rezolve’s competitors;

•	Rezolve’s ability to execute on Rezolve’s growth strategy and operating plans;

•	a decline in Rezolve’s partners’ level of satisfaction with Rezolve’s platform and usage of Rezolve’s platform;

•	changes in Rezolve’s relationships with third parties, including Rezolve’s partners, app developers, theme designers, referral sources and payment processors;

•	the timeliness and success of Rezolve’s solutions;

•	the frequency and severity of any system outages;

•	technological change; and

•

Rezolve’s focus on long-term value over short-term results, meaning that Rezolve may make strategic decisions that may not maximize Rezolve’s short-term revenues or profitability if Rezolve believes that the decisions are consistent with its mission and will improve its long-term financial performance.

Rezolve is an early-stage company with a history of financial losses and expects to incur significant expenses and continuing losses for the foreseeable future.

Rezolve incurred a net loss of, respectively, $110.7 million in the year ended December 31, 2022 and $30.7 million in the year ended December 31, 2023. At December 31, 2023, Rezolve had a total shareholders’ deficit of $54.3 million. These losses and accumulated deficit are a result of the substantial investments Rezolve made to grow its business, and Rezolve expects to make significant expenditures to expand its business in the future. Rezolve expects to increase its investment in sales and marketing as it continues to spend on marketing activities and expand its partner referral programs. Rezolve also plans to increase its investment in research and development as it continues to introduce new offerings and services to extend the functionality of its platform. Rezolve intends to invest in its merchant service and support operations, which it considers critical for its continued success. To support the continued growth of its business and to comply with continuously changing security and operational requirements, Rezolve plans to continue investing in its technical infrastructure, marketing and payroll systems. Rezolve expects that these increased expenditures will make it harder for Rezolve to achieve profitability, and Rezolve cannot predict if it will achieve profitability in the near-term or at all. Historically, Rezolve’s costs have increased each year due to these factors and Rezolve expects to continue to incur increasing costs to support its anticipated future growth. Rezolve also expects to incur additional general and administrative expenses as a result of both its growth and the increased costs associated with being a public company. Rezolve’s expenses may be greater than it anticipates, and Rezolve’s investments to improve the efficiency of its business, technical infrastructure, marketing and payroll systems may not be successful. Increases in costs may adversely affect Rezolve’s business and results of operations.

The impact of worldwide economic conditions, including the resulting effect on spending by SMBs and spending on technology, may adversely affect Rezolve’s business, operating results and financial condition.

Rezolve’s performance is subject to worldwide economic conditions and overall demand for technology and the impact of these factors on the economic performance of Rezolve’s current and prospective Channels and the levels of spending of their customers. In general, worldwide economic conditions may remain unstable, including inflation, and these conditions would make it difficult for Rezolve’s Channels, prospective Channels and merchants and Rezolve to forecast and plan future business activities accurately, and they could cause Rezolve’s Channels or prospective Channels and merchants to reevaluate their decision to purchase Rezolve’s solutions. Weak global economic conditions, changes in consumer behavior or a reduction in technology spending even if economic conditions stabilize, could adversely impact Rezolve’s business and results of operations in a number of ways, including longer sales cycles, lower demand or prices for Rezolve’s platform, fewer subscriptions and lower or no growth. For example, recent increased inflation, the residual effects of the collapse of Silicon Valley Bank and other financial institutions in March and April 2023, and resultant instability in global financial markets, may cause Rezolve’s customers to reduce spending, including on Rezolve’s services. Merchants and Channels may be disproportionately affected by economic downturns. Merchants and Channels frequently have limited budgets and may choose to allocate their spending to items other than Rezolve’s platform, especially in times of economic uncertainty or recessions.

Prolonged economic uncertainties or downturns could adversely affect Rezolve’s business, financial condition, and results of operations. Negative conditions in the global economy, including conditions resulting from financial and credit market fluctuations, heightened interest rates, changes in economic policy, trade uncertainty, including changes in tariffs, sanctions, international treaties and other trade restrictions, the occurrence of a natural disaster or global public health crisis, such as the COVID-19 pandemic, or armed conflicts, such as the conflict in Ukraine, and resulting sanctions imposed by countries, and retaliatory actions taken by Russia in response to such sanctions, could negatively affect the growth of Rezolve’s business.

Economic downturns may also adversely impact retail sales, which could result in merchants who use Rezolve’s platform going out of business or deciding to stop using Rezolve’s services in order to conserve cash. Weakening economic conditions may also adversely affect third-parties with whom Rezolve has entered into relationships and upon which Rezolve depends in order to grow its business. Uncertain and adverse economic conditions may also lead to increased refunds and chargebacks or reduced transaction fees, any of which could adversely affect Rezolve’s business.

Rezolve’s limited operating history in a new and developing market makes it difficult to evaluate its current business and future prospects and may increase the risk that it will not be successful.

Rezolve is constantly evolving with new offerings and services such as Instant Checkout. This evolving platform makes it difficult to accurately assess Rezolve’s future prospects. Rezolve also operates in developing markets that may not develop as it expects. You should consider Rezolve’s future prospects in light of the challenges and uncertainties that it faces, including the fact that it may not be possible to discern fully the trends that Rezolve is subject to, that Rezolve operates in developing markets, and that elements of its business strategy are new and subject to ongoing development. Rezolve has encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including, among other factors, increasing and unforeseen expenses as Rezolve continues to grow its business, undercapitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. If Rezolve does not manage these risks successfully, its business, results of operations and prospects will be harmed.

Rezolve’s growth depends in part on the success of its strategic relationships with third parties.

Rezolve anticipates that the growth of its business will continue to depend on third-party relationships, including relationships with its referral sources, resellers, payment processors and other partners. Identifying, negotiating and documenting relationships with third parties requires significant time and resources as does integrating third-party content and technology. Rezolve’s agreements with providers of cloud hosting, technology, content and consulting services are typically non-exclusive and do not prohibit such service providers from working with competitors or from offering competing services. These third-party providers may choose to terminate their relationship with Rezolve or to make material changes to their businesses, offerings or services. Rezolve’s competitors may be effective in providing incentives to third parties to favor their offerings or services or to prevent or reduce subscriptions to Rezolve’s platform. In addition, these providers may not perform as expected under Rezolve’s agreements or under their agreements with Rezolve’s merchants, and Rezolve or its merchants may in the future have disagreements or disputes with such providers. If Rezolve loses access to products, offerings or services from a particular supplier, or experiences a significant disruption in the supply of products, offerings or services from a current supplier, including any single-source supplier, it could have an adverse effect on Rezolve’s business and operating results.

The markets for Rezolve’s offerings are new and evolving and may develop more slowly or differently than we expect. Rezolve’s future success is dependent on the growth and expansion of these markets, its ability to adapt and respond effectively to evolving market conditions and its relationship with its business partners.

The markets for Rezolve’s offerings are relatively new, rapidly evolving and unproven. Accordingly, it is difficult to predict customer adoption and renewals, demand for Rezolve’s platform and Rezolve’s offerings, the entry of competitive offerings, the success of existing competitive offerings, or the future growth rate, expansion, longevity and the size of Rezolve’s target markets. The expansion of, and Rezolve’s ability to penetrate, these new and evolving markets depends on a number of factors, including widespread awareness among key organizational decision makers of, and the cost, performance, effectiveness and perceived value associated with, digital adoption platforms and technologies. If we or other software and SaaS providers experience security incidents, loss or unauthorized acquisition or other processing of customer data, or disruptions in delivery or service, the market for these applications as a whole, including our platform and offerings, may be negatively affected. If digital adoption technologies and software do not continue to achieve market acceptance, or if there is a reduction in demand caused by decreased customer or user acceptance, technological challenges, weakening economic conditions (including in connection with international conflicts, economic downturns, and global pandemics like the COVID-19 pandemic), privacy, data protection, and cybersecurity concerns, governmental regulation, competing technologies and offerings, decreases in information technology spending or otherwise, or if software providers begin to implement digital adoption solutions natively within their existing products, the markets for our platform and offerings might not continue to develop or might develop more slowly than we expect, which could adversely affect our business, financial condition and results of operations.

Non-performance under, termination, non-renewal or material modification of agreements with Rezolve’s business partners could have a material adverse effect on Rezolve’s business, financial condition and/or results of operations.

Rezolve expects to be dependent on its business partners to service its existing customers and ensure that subscription payments from expected merchant customers are subsequently remitted to Rezolve. Rezolve’s business partners may fail to meet their settlement obligations on a timely basis or at all. Such failures to pay, payment delays or other non-performance may be due to their insolvency or bankruptcy, a downturn in the economic cycle or factors specific to the relevant business partner. The failure of Rezolve’s business partners to meet their settlement obligations and/or Rezolve’s inability to find new business partners in a timely manner could have a material adverse effect on Rezolve’s financial condition and/or results of operations.

No assurance can be given that business partners will renew their agreements upon expiration of those agreements or that they will not request unfavorable amendments to existing agreements. Also, no assurance can be given that Rezolve will be successful in negotiating favorable terms with these business partners. Any failure to obtain renewals of existing agreements or failure to successfully negotiate favorable terms for such renewals of or amendments to existing agreements could result in a reduction in revenues and, accordingly, have a material adverse effect on Rezolve’s business, prospects, financial condition and/or results of operations.

Rezolve’s business could be harmed if it fails to manage its growth effectively.

Rezolve’s plans to grow in Germany, Latin America, U.S. and India and to expand into new geographies places significant demands on its operational infrastructure. The scalability and flexibility of its platform depends on the functionality of its technology and network infrastructure and its ability to handle increased traffic and demand. As merchant numbers grow and merchants increase their use of Rezolve’s platform, the number of orders processed through Rezolve’s platform and the amount of data and requests that it processes will increase. Any problems with the transmission of increased data and requests could result in harm to Rezolve’s brand or reputation. Moreover, as Rezolve’s business grows, Rezolve will need to devote additional resources to improving its operational infrastructure and continuing to enhance its scalability to maintain the performance of its platform.

Rezolve’s growth will likely continue to place, a significant strain on its managerial, administrative, operational, financial and other resources. Rezolve has grown from 21 employees at December 31, 2019 to 70 employees at December 31, 2022. Rezolve intends to further expand its overall business, including headcount, with no assurance that its revenues will grow. As Rezolve grows, it will be required to continue to improve its operational and financial controls and reporting procedures and it may not be able to do so effectively. As such, Rezolve may be unable to manage its expenses effectively in the future, which may negatively impact its gross profit or operating expenses.

In addition, Rezolve believes that an important contributor to its success has been its corporate culture, which it believes fosters innovation, teamwork, passion for its merchants and a focus on attractive designs and technologically advanced and well-crafted software. Most of Rezolve’s employees have been with Rezolve or Rezolve Limited for fewer than two years as a result of its rapid growth. As Rezolve continues to grow, Rezolve must effectively integrate, develop and motivate a growing number of new employees. As a result, Rezolve may find it difficult to maintain its corporate culture, which could limit its ability to innovate and operate effectively. Any failure to preserve Rezolve’s culture could also negatively affect its ability to retain and recruit personnel, continue to perform at current levels or execute its business strategy.

Rezolve’s operating and financial results forecast relies in large part upon assumptions and analyses developed by Rezolve. If these assumptions or analyses prove to be incorrect, Rezolve’s actual operating results may be materially different from its forecasted results.

The projected financial and operating information appearing elsewhere in this proxy statement/prospectus reflect current management estimates of future performance. Whether actual operating and financial results and business developments will be consistent with Rezolve’s expectations and assumptions as reflected in its forecasts depends on a number of factors, many of which are outside Rezolve’s control, including, but not limited to:

•	success and timing of existing and new market business development;

•	success and timing of new software development activity;

•	competition, including from established and future competitors;

•	Rezolve’s ability to manage its growth;

•	whether Rezolve can manage relationships with business partners and key customers;

•	Rezolve’s ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel; and

•	the overall strength and stability of domestic and international economies.

While all projected financial and operating information is subject to significant uncertainties and contingencies, many of which are beyond Rezolve’s control, Rezolve believes that the preparation of projected financial information involves increasingly higher levels of uncertainty the further out the projected financial information extends from the date of preparation. Unfavorable changes in any of the above-listed or other factors, many of which are beyond Rezolve’s control, could cause Rezolve to fall materially short of its projections, which could materially and adversely affect its business, results of operations, prospects and financial results.

Rezolve does not have the history with its solutions or pricing models necessary to accurately predict optimal pricing necessary to attract new merchants and retain existing merchants.

Rezolve has limited experience determining the optimal prices for its solutions. Rezolve has changed its pricing model from time to time and expects to do so in the future. Given Rezolve’s limited experience with selling new solutions, Rezolve may not offer new solutions at the optimal price, which may result in Rezolve’s solutions not being profitable or not gaining market share. As competitors introduce new solutions that compete with Rezolve’s, especially in the payments space where Rezolve faces significant competition, Rezolve may be unable to attract new merchants at competitive pricing models. Pricing decisions may also impact the mix of adoption among Rezolve’s plans and negatively impact Rezolve’s overall revenues. Moreover, SMBs, which are generally sensitive to price and are expected to comprise a portion of the merchants using Rezolve’s platform, may be quite sensitive to price increases or prices offered by competitors. As a result, in the future, Rezolve may be forced to reduce its prices, which could adversely affect its financial results.

As a result of Rezolve’s business model, it may not be able to accurately assess its financial position and results of operations.

Rezolve intends to offer its platform primarily through a mix of monthly and single-year subscription agreements and is expected to recognize revenue ratably over the related subscription period. As a result, a large percentage of the revenues Rezolve expects to report each quarter may be derived from agreements entered into during prior months or years. In addition, Rezolve does not and will not record deferred revenues beyond amounts invoiced as a liability on its balance sheet. Such declines may negatively affect its revenues and deferred revenues balances in future periods, and the effect of significant downturns in sales and market acceptance of its platform, and potential changes in Rezolve’s rate of renewals, may not be fully reflected in Rezolve’s results of operations until future periods. Rezolve’s subscription model also may make it difficult for Rezolve to rapidly increase its total revenues and deferred revenues balance through additional sales in any period, as revenues from new customers must be recognized over the applicable subscription term. These factors may have an adverse effect on Rezolve’s business, results of operations and financial condition.

Rezolve’s business is susceptible to risks associated with international sales and the use of its platform in various countries.

Rezolve’s international sales and the use of its platform in various countries subject Rezolve to risks that include, but are not limited to:

•

lack of familiarity and burdens and complexity involved with complying with multiple, conflicting and changing foreign laws, standards, regulatory requirements, tariffs, export controls and other barriers;

•	difficulties in ensuring compliance with countries’ multiple, conflicting and changing international trade, customs and sanctions laws;

•

difficulties in complying with laws relating to privacy, data protection, and cybersecurity, including the UK General Data Protection Regulation, some of which may require that merchant and customer data be stored and processed in a designated territory;

•	difficulties in managing systems integrators and technology partners;

•	differing technology standards;

•	potentially adverse tax consequences, including the complexities of foreign value added tax (or other tax) systems and restrictions on the repatriation of earnings;

•	greater difficulty in enforcing contracts, including Rezolve’s universal terms of service and other agreements;

•

uncertain political and economic climates, including the economic impact of inflation, the possibility of a global economic recession, the COVID-19 pandemic and other geopolitical uncertainty and instability, such as the ongoing conflict in Ukraine, resulting sanctions imposed by countries, and retaliatory actions taken by Russia in response to such sanctions;

•	currency exchange rates;

•	reduced or uncertain protection for intellectual property rights in some countries; and

•	new and different sources of competition.

These factors may cause Rezolve’s international costs of doing business to increase and may also require significant management attention and financial resources. Any negative impact from Rezolve’s international business efforts could adversely affect Rezolve’s business, results of operations and financial condition.

As Rezolve and its channels and merchants adopt its proprietary machine learning systems, it may be exposed to risks related to systems efficiency and disclosure and changes to the political and regulatory framework for AI technology, which can adversely affect Rezolve’s business, financial condition and results of operations.

Rezolve’s future success will depend in large part on establishing and growing a market for its solutions and systems, which proprietary machine learning algorithm processes vast amounts of data collected from user interactions. Rezolve’s AI capabilities analyze user behavior and preferences, and identify patterns and trends that inform the creation of personalized experiences for each user, which allows merchants to deliver marketing campaigns, content, offers, and promotions that cater specifically to individual users, leading to higher engagement and conversion rates. Rezolve’s machine learning systems may inadvertently reduce the efficiency of Rezolve’s systems, or may cause unintentional or unexpected outputs that are incorrect, do not match Rezolve’s business goals, do not comply with Rezolve’s policies, or otherwise are inconsistent with Rezolve’s brand. Any errors or vulnerabilities discovered in our code could also result in damage to its reputation, loss of its channels and merchants, unauthorized disclosure of personal and confidential information, loss of revenues or liability for damages, any of which could adversely affect Rezolve’s growth prospects and its business.

The political and regulatory framework for AI technology and machine learning is evolving and remains uncertain. It is possible that new laws and regulations will be adopted in the countries in which Rezolve operates, or existing laws and regulations may be interpreted in new ways, that would affect the operation of Rezolve’s network and the way in which Rezolve uses AI technology and machine learning, including with respect to laws related to privacy, data protection, cybersecurity and processing customer information. The cost to comply with such laws or regulations could be significant and would increase Rezolve’s operating expenses, which could adversely affect its business, financial condition and results of operations.

Exchange rate fluctuations may negatively affect Rezolve’s results of operations.

Exchange rate fluctuations may affect Rezolve’s merchant solutions as Rezolve may generate revenues in different currencies. For example, if in the future Rezolve generates revenues through Instant Buy in the local currency of the country in which the applicable merchant is located, Rezolve will be exposed to currency fluctuations to the extent revenues in foreign currencies from Instant Buy payments increase. Fluctuations in these foreign currencies could adversely affect Rezolve’s growth prospects and its business.

Rezolve’s operating results are expected to be subject to seasonal fluctuations.

Rezolve’s merchant transaction-based revenues are expected to be correlated with the number of transactions that Rezolve’s merchants process through its platform. Certain of its merchants are expected to be subject to seasonal fluctuations as a result of holidays in the countries in which they operate resulting in increased or decreased consumer spending. If Rezolve grows its merchant solutions offerings, Rezolve cannot guarantee that its business will not become more seasonal in the future, and historical patterns in its business may not be a reliable indicator of Rezolve’s future sales activity or performance.

If Rezolve fails to improve and enhance the functionality, performance, reliability, design, security and scalability of its platform in a manner that responds to merchants’ evolving needs, its business may be adversely affected.

The markets in which Rezolve competes are characterized by constant change and innovation, and Rezolve expects them to continue to evolve rapidly. Rezolve’s ability to attract new merchants and increase sales to new merchants will depend in large part on its ability to continue to improve and enhance the functionality, performance, reliability, design, security and scalability of its platform as well as introduce new features, capabilities and offerings to its platform.

Rezolve may experience difficulties with software development that could delay or prevent the development, introduction or implementation of new solutions and enhancements. Software development involves a significant amount of time for Rezolve’s research and development team, as it can take Rezolve’s developers months to update, code and test new and upgraded solutions and integrate them into its platform. Rezolve must also continually update, test and enhance its software platform. For example, Rezolve’s design team spends a significant amount of time and resources incorporating various design enhancements, such as customized colors, fonts, content and other features, into its platform. The continual improvement and enhancement of Rezolve’s platform requires significant investment and Rezolve may not have the resources to make such investment. To the extent Rezolve is not able to improve and enhance the functionality, performance, reliability, design, security and scalability of its platform in a manner that responds to Rezolve’s merchants’ evolving needs, Rezolve’s business, operating results and financial condition will be adversely affected.

Rezolve may not be able to compete successfully against current and future competitors.

Rezolve faces competition in various aspects of its business, and Rezolve expects such competition to grow in the future. Rezolve has competitors with longer operating histories, larger customer bases, greater brand recognition, more experience and more extensive commercial relationships in certain jurisdictions, and greater financial, technical, marketing and other resources than Rezolve. As a result, Rezolve’s current and potential competitors may be able to develop products, offerings and services better received by merchants or may be able to respond more quickly and effectively than Rezolve can to new or changing opportunities, technologies, regulations or merchant requirements. In addition, certain of Rezolve’s larger competitors may be able to leverage a larger installed customer base and distribution network to adopt more aggressive pricing policies and offer more attractive sales terms, which could cause Rezolve to lose potential sales or to sell Rezolve’s solutions at lower prices.

Competition may intensify as Rezolve’s competitors enter into business combinations or alliances or raise additional capital, or as established companies in other market segments or geographic markets expand into Rezolve’s market segments or geographic markets. For example, certain competitors could use strong or dominant positions in one or more markets to gain a competitive advantage against Rezolve in areas where Rezolve operates including: by integrating competing platforms or features into products or offerings they control such as search engines, web browsers, mobile device operating systems or social networks; by making acquisitions; or by making access to Rezolve’s platform more difficult. Further, current and future competitors could choose to offer a different pricing model or to undercut prices in an effort to increase their market share. If Rezolve cannot compete successfully against current and future competitors, Rezolve’s business, results of operations and financial condition could be negatively impacted.

Payment transactions on Rezolve’s platform may be subject to regulatory requirements and other risks that could be costly and difficult to comply with or that could harm Rezolve’s business.

Rezolve may become subject to a number of risks related to payments processed through Instant Buy, including:

•	the payment of interchange and other fees, which may increase Rezolve’s operating expenses;

•	if Rezolve is unable to maintain its chargeback rate at acceptable levels, its credit card fees may increase or credit card issuers may terminate their relationship with Rezolve;

•	increased costs and diversion of management time and effort and other resources to deal with fraudulent transactions or chargeback disputes;

•	potential fraudulent or otherwise illegal activity by merchants, their customers, developers, employees or third parties;

•	restrictions on funds or required reserves related to payments; and

•	additional disclosure and other requirements, including new reporting regulations and new credit card association rules.

Rezolve is required by its payment processors to comply with payment card network operating rules. The payment card networks set and interpret the card rules. Rezolve faces the risk that one or more payment card networks or other processors may, at any time, assess penalties against Rezolve or terminate its ability to accept credit card payments or other forms of online payments from customers, which would have an adverse effect on Rezolve’s business, financial condition and operating results.

If Rezolve fails to comply with the rules and regulations adopted by the payment card networks, including the Payment Card Industry Data Security Standard, or PCI DSS, Rezolve would be in breach of its contractual obligations to its payment processors, financial institutions, partners and merchants. Such failure to comply may subject Rezolve to fines, penalties, damages, higher transaction fees and civil liability, and could eventually prevent Rezolve from processing or accepting payment cards or could lead to a loss of payment processor partners, even if there is no compromise of customer information.

Rezolve is currently subject to a variety of laws and regulations in the U.S., Mexico, the UK, Europe, India and elsewhere related to payment processing, including those governing cross-border and domestic money transmission, electronic funds transfers, foreign exchange, anti-money laundering, counter-terrorist financing, banking and import and export restrictions. Depending on how Instant Buy and Rezolve’s other merchant solutions evolve, Rezolve may be subject to additional laws in the U.S., Mexico, China, the UK, Europe, India and elsewhere. In certain jurisdictions, the application or interpretation of these laws and regulations is not clear. Rezolve’s efforts to comply with these laws and regulations could be costly and result in diversion of management time and effort and may still not guarantee compliance. In the event that Rezolve is alleged to be in violation of any such legal or regulatory requirements, it may be subject to claims, demands, and litigation by private parties, and governmental investigations and other proceedings, which may result in Rezolve being subject to cease and desist orders, monetary fines or other penalties or liabilities, or being required to make changes to its platform or other aspects of its operations, any of which could have an adverse effect on its business, financial condition and results of operations.

Rezolve has in the past made and in the future may make acquisitions and investments, which could divert management’s attention, result in operating difficulties and dilution to Rezolve’s shareholders and otherwise disrupt Rezolve’s operations and adversely affect its business, operating results or financial position.

From time to time, Rezolve evaluates potential strategic acquisition or investment opportunities. Any transactions that Rezolve enters into could be material to its financial condition and results of operations. The process of acquiring and integrating another company or technology could create unforeseen operating difficulties and expenditures. Acquisitions and investments involve a number of risks, such as:

•	diversion of management time and focus from operating Rezolve’s business;

•	use of resources that are needed in other areas of Rezolve’s business;

•	in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired company;

•	in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired company, including potential risks to Rezolve’s corporate culture;

•

in the case of an acquisition, coordination of product, engineering and selling and marketing functions, including difficulties and additional expenses associated with supporting legacy services and offerings and hosting infrastructure of the acquired company and difficulty converting the customers of the acquired company onto Rezolve’s platform and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;

•	in the case of an acquisition, retention and integration of employees from the acquired company;

•	unforeseen costs or liabilities;

•	adverse effects to Rezolve’s existing business relationships with partners and merchants as a result of the acquisition or investment;

•	the possibility of adverse tax consequences;

•	litigation or other claims arising in connection with the acquired company or investment; and

•

in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

In addition, a significant portion of the purchase price of companies that Rezolve acquires may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment on at least an annual basis. In the future, if Rezolve’s acquisitions do not yield expected returns, Rezolve may be required to take charges to its operating results based on this impairment assessment process, which could adversely affect Rezolve’s results of operations.

Acquisitions and investments may also result in dilutive issuances of equity securities, which could adversely affect Rezolve’s share price, or result in issuances of securities with superior rights and preferences to the Ordinary Shares or the incurrence of debt with restrictive covenants that limit Rezolve’s future uses of capital in pursuit of business opportunities.

Rezolve may not be able to identify acquisition or investment opportunities that meet Rezolve’s strategic objectives, or to the extent such opportunities are identified, Rezolve may not be able to negotiate terms with respect to the acquisition or investment that are acceptable to Rezolve. At this time, Rezolve has made no commitments or agreements with respect to any such transaction.

Rezolve is a party to the Loan Note Instrument, which contains a number of covenants that may restrict our current and future operations and could adversely affect our ability to execute business needs.

The Loan Note Instrument contains a number of covenants that limit Rezolve’s ability and its subsidiaries’ ability to, among other things, incur indebtedness that would rank senior to the Convertible Notes, advance loans, create security interests, enter into a corporate strategic relationship other than in the ordinary course of business and to acquire or dispose of assets (including shares) (x) where the consideration paid or received exceeds 20% of the average market cap of Rezolve for the 90 calendar days prior to such transaction (calculated based on the volume-weighted average share price of the shares of Rezolve in that period) or (y) other than (A) on arm’s length terms, and (B) for the purpose of promoting the success of Rezolve without consent of the majority of noteholders. These covenants remain in force while the Convertible Notes are outstanding, including for so long as one or more of Apeiron Investment Group Ltd, Bradley Wickens and any of their respective affiliates or assignees holds at least an aggregate of $20 million of the principal amount of the Convertible Notes from time to time.

The terms of the Loan Note Instrument may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs or to execute business strategies in the means or manner desired. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy, invest in our growth strategy and compete against companies who are not subject to such restrictions. If Rezolve is unable to comply with the covenants under the Loan Note Instrument or with other Loan Note Instrument requirements, the noteholders may accelerate Rezolve’s obligations under the Loan Note Instrument and foreclose upon the collateral, or Rezolve may be forced to sell assets, restructure its indebtedness or seek additional equity capital, which would dilute Rezolve’s shareholders’ interests.

Rezolve may need to raise additional funds to pursue its growth strategy or continue its operations, and Rezolve may be unable to raise capital when needed or on acceptable terms.

From time to time, Rezolve may seek additional equity or debt financing to fund its growth, enhance its platform, respond to competitive pressures or make acquisitions or other investments. Rezolve’s business plans may change, general economic, financial or political conditions in its markets may deteriorate or other circumstances may arise, in each case that have a material adverse effect on Rezolve’s cash flows and the anticipated cash needs of Rezolve’s business. Any of these events or circumstances could result in significant additional funding needs, requiring Rezolve to raise additional capital. Rezolve cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, Rezolve may be unable to expand Rezolve’s business at the rate desired and Rezolve’s results of operations may suffer. Financing through issuances of equity securities would be dilutive to holders of Rezolve’s shares.

Failure to effectively develop and expand Rezolve’s marketing, sales, customer service, and content management capabilities could harm its ability to increase Rezolve’s customer base and achieve broader market acceptance of Rezolve’s platform.

Rezolve’s sales cycle, from initial contact to contract execution and implementation can take significant time. Rezolve’s sales efforts involve educating its clients about the use, technical capabilities and benefits of Rezolve’s platform. Certain of Rezolve’s clients undertake an evaluation process that frequently involves not only its platform but also the offerings of Rezolve’s competitors. As a result, it is difficult to predict when Rezolve will obtain new clients and begin generating revenues from new clients. Even if Rezolve’s sales efforts result in obtaining a new client, under Rezolve’s usage-based pricing model, to a large degree the client controls when and to what extent it uses Rezolve’s platform. As a result, Rezolve may not be able to add clients or generate revenues as quickly as Rezolve may expect, which could harm Rezolve’s revenue growth rates.

If the availability of Rezolve’s platform does not meet its service-level commitments to customers, Rezolve’s current and future revenues may be negatively impacted.

Rezolve typically commits to its customers that its platform will maintain a minimum service-level of availability. If Rezolve is unable to meet these commitments, Rezolve may be obligated to provide customers with additional capacity, which could significantly affect its revenues. Further, any failure to meet its service-level commitments could damage its reputation and adoption of its platform, and Rezolve could face loss of revenues from reduced future consumption of its platform. Any service-level failures could adversely affect Rezolve’s business, financial condition, and results of operations.

Rezolve will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.

Rezolve intends to use the net proceeds that it receives in this offering for working capital and other general corporate purposes, which may include offering development, general and administrative matters and capital expenditures. Rezolve may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement its business, although Rezolve has no present commitments or agreements to enter into any acquisitions or investments. Consequently, Rezolve’s management will have broad discretion over the specific use of these net proceeds and may do so in a way with which Rezolve’s investors disagree. The failure by Rezolve’s management to apply and invest these funds effectively may not yield a favorable return to Rezolve’s investors and may adversely affect Rezolve’s business and financial condition. Pending their use, Rezolve may invest the net proceeds from this offering in a manner that does not produce income or that loses value. If Rezolve does not use the net proceeds that it receives in this offering effectively, Rezolve’s business, results of operations, and financial condition could be adversely affected.

Rezolve does not intend to pay dividends for the foreseeable future.

Rezolve may retain future earnings, if any, for future operations, expansion and debt repayment and has no current plans to pay any cash dividends for the foreseeable future. As a result of Rezolve’s current dividend policy, you may not receive any return on an investment in Ordinary Shares unless you sell Ordinary Shares for a price greater than that which you paid for them. Any future determination to declare and pay cash dividends will be at the discretion of Rezolve’s board of directors and will depend on, among other things, Rezolve’s financial condition, results of operations, cash requirements, contractual restrictions and such other factors as Rezolve’s board of directors deems relevant.

Expansion into geographies such as the U.S., Latin America, India, and China in the future, is important to the growth of Rezolve’s business, and if Rezolve does not manage the business and economic risks of international expansion effectively, it could materially and adversely affect Rezolve’s business, financial condition and results of operations.

Rezolve’s future success depends, in part, on Rezolve’s ability to expand its penetration of the international markets in which it currently operates and to expand into additional international markets. Rezolve’s ability to expand internationally will depend upon its ability to deliver functionality and other features that reflect the needs and preferences of the international customers that we target and to successfully navigate the risks inherent in operating a business internationally. Any new geographic market could have different characteristics from the markets in which Rezolve currently operates, and Rezolve’s success in such markets will depend on its ability to adapt properly to these differences. These differences may include limited or unfavorable intellectual property protection, international political or economic conditions, restrictions on the repatriation of earnings, longer sales cycles, warranty expectations, differing regulatory requirements, tax laws, trade laws, labor regulations, corporate formation laws and requirements and tariffs. In addition, expanding into new geographic markets will increase Rezolve’s exposure to presently existing risks, such as fluctuations in the value of foreign currencies and difficulties and increased expenses in complying with U.S. and foreign laws, regulations and trade standards.

A regional or global health pandemic, including the global COVID-19 pandemic, may adversely impact Rezolve’s business, results of operations and financial performance.

A regional or global health pandemic, depending upon its duration and severity, could have a material adverse effect on our business. For example, in March 2020, the World Health Organization characterized COVID-19 as a global pandemic, which has had numerous effects on the global economy. The COVID-19 pandemic and efforts to control its spread significantly curtailed the movement of people, goods and services, including in most or all of the regions in which Rezolve sells its offerings and services and conducts its business operations. While Rezolve has so far been able to mitigate the impacts of the COVID-19 pandemic on its business, Rezolve cannot guarantee that this will continue to be the case or that a pandemic in the future will have the same outcome.

Although Rezolve’s results have not been materially affected by COVID-19 to date, Rezolve is unable to accurately predict the impact that other global health crises will have on Rezolve’s or its business partners’ or customers’ operations.

To the extent the COVID-19 pandemic, or any similar future pandemic or related events could have a material adverse effect on Rezolve’s or Rezolve’s customers’ and business partners’ business, financial condition, results of operations and/or liquidity, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

If Rezolve is unable to hire, retain and motivate qualified personnel, its business will be adversely affected.

Rezolve’s future success depends, in part, on its ability to continue to attract and retain highly skilled personnel. The inability to attract or retain qualified personnel or delays in hiring required personnel may seriously harm

Rezolve’s business, financial condition and operating results. Rezolve’s ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills and employees with high levels of experience in designing and developing software and internet-related services, will be critical to Rezolve’s future success. Competition for highly skilled personnel can be intense due in part to the more limited pool of qualified personnel as compared to other types of employees. In addition, to the extent Rezolve hires personnel from competitors, Rezolve may be subject to allegations that such personnel have been improperly solicited or divulged proprietary or other confidential information. While Rezolve intends to issue stock options or other equity awards as key components of its overall compensation and employee attraction and retention efforts, it is required under U.S. GAAP to recognize compensation expense in its operating results for employee stock-based compensation under its equity grant programs which may increase the pressure to limit stock-based compensation.

Rezolve is dependent on the continued services and performance of its senior management and other key employees, the loss of any of whom could adversely affect Rezolve’s business, operating results and financial condition.

Rezolve’s future performance depends on the continued services and contributions of Rezolve’s senior management, including Rezolve’s Chief Executive Officer, Daniel Wagner, Chief Financial Officer, Richard Burchill, Chief Technology Officer, Salman Ahmad, and Chief Executive Officer for Technology, Product and Digital Services, Sauvik Banerjjee, and other key employees to execute its business plan and to identify and pursue new opportunities and offering innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of Rezolve’s strategic objectives. In addition, certain of the members of Rezolve’s current senior management team have only been working together for a short period of time, which could adversely impact Rezolve’s ability to achieve its goals. From time to time, there may be changes in Rezolve’s senior management team resulting from the hiring or departure of executives, which could disrupt Rezolve’s business. Rezolve does not maintain key person life insurance policies on any of its employees other than a policy providing limited coverage on the life of its Chief Executive Officer. The loss of the services of one or more of Rezolve’s senior management or other key employees for any reason could adversely affect Rezolve’s business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within Rezolve’s business, and could affect Rezolve’s corporate culture.

Rezolve expects to be dependent upon consumers’ and merchants’ willingness to use the internet and internet-enabled mobile devices for commerce.

Rezolve’s success depends upon the general public’s continued willingness to use the internet and internet-enabled mobile devices as a means to pay for purchases, communicate, access social media, research and conduct commercial transactions, including through mobile devices. If consumers or merchants become unwilling or less willing to use the internet or internet-enabled mobile devices for commerce for any reason, including lack of access to high-speed communications equipment, congestion of traffic on the internet, internet outages or delays, disruptions or other damage to merchants’ and consumers’ computers, increases in the cost of accessing the internet and cybersecurity, data protection, and privacy risks or the perception of such risks, Rezolve’s business could be adversely affected.

Risks related to Rezolve’s Software, Platform, and Security

If Rezolve’s software or platform contains serious errors or defects, Rezolve may lose revenues and market acceptance and may incur costs to defend or settle claims with its merchants.

Software or platforms such as Rezolve’s may contain errors, defects, security vulnerabilities or bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released. Despite internal testing, Rezolve’s software or platform may contain serious errors or defects, security vulnerabilities or bugs that Rezolve may be unable to successfully detect, correct or otherwise address in a timely manner or at all, which could result in security breaches or incidents, interruptions, lost revenues, significant expenditures of capital, a delay or loss in market acceptance, damage to Rezolve’s reputation and brand, and other harm, any of which could have an adverse effect on its business, financial condition, and operations. Furthermore, Rezolve’s software and platform is a multi-tenant cloud-based system that allows Rezolve to deploy new versions and enhancements to all of its merchants simultaneously. To the extent Rezolve deploys new versions or enhancements that contain errors, defects, security vulnerabilities or bugs to all of its merchants simultaneously, the consequences would be more severe than if such versions or enhancements were only deployed to a smaller number of its merchants.

Since Rezolve expects its merchants will use its software or platform for processes that are critical to their businesses, errors, defects, security vulnerabilities, service interruptions or bugs, or security breaches or incidents of, Rezolve’s software or platform could result in losses to its merchants. Rezolve’s merchants may seek significant compensation from Rezolve for any losses they suffer or believe they may have suffered or cease conducting business with Rezolve altogether. Further, merchants could share negative information about their experiences with Rezolve on social media or in other channels or forums, which could result in damage to Rezolve’s reputation and loss of future sales. There can be no assurance that provisions typically included in Rezolve’s agreements with its merchants that attempt to limit its exposure to claims would be enforceable or adequate or would otherwise protect Rezolve from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against Rezolve by any of its merchants would likely be time-consuming and costly to defend against and could seriously damage Rezolve’s reputation and brand, making it harder for Rezolve to sell its offerings and services.

A denial of service attack or security breach or incident could delay or interrupt service to Rezolve’s merchants and their customers, harm Rezolve’s reputation and subject Rezolve to significant liability.

Rezolve’s platform and systems may be subject to distributed denial-of-service (“DDoS”) attacks and other sources of disruption or interruption, or security breaches or incidents, including catastrophic events, error or malfeasance by employees, contractors, or other third parties, equipment malfunction or constraints, software defects or deficiencies, bugs, vulnerabilities, computer viruses, ransomware, and other malware, phishing attacks, and cyberattacks. Rezolve cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms and other procedures or measures are or will be adequate to identify, detect, prevent or mitigate any such events. Techniques used to obtain unauthorized access to systems and data change frequently and the size of DDoS attacks is increasing while other threats, including ransomware, increasingly are prevalent in Rezolve’s industry. Such threats also may be heightened as a result of many of Rezolve’s employees and contractors working remotely. Rezolve may be unable to identify or implement adequate preventative measures for any cyberattack, disruption, interruption or other security breach or incident, cease or mitigate attacks or other sources of system disruptions or security breaches or incidents, or remediate them in a timely manner or at all. A DDoS attack or security breach or incident could delay or interrupt service to Rezolve’s merchants and their customers and may deter consumers from visiting Rezolve’s merchants’ shops. In addition, any actual or perceived DDoS attack or other source of system interruption or disruption, or security breach or incident, could result in a loss of or unauthorized use, alteration, unavailability, disclosure or other processing or compromise of personal data, intellectual property or confidential data of Rezolve and its customers, damage Rezolve’s reputation and brand, result in a loss of business, expose Rezolve to a risk of claims, demands and litigation by private parties, and investigations or other proceedings by governmental authorities, possible fines, penalties and other liabilities, and require Rezolve to expend significant capital and other resources in efforts to alleviate problems caused by the interruption, disruption or security breach or incident. Rezolve also may be required to incur significant costs in an effort to prevent and mitigate system and network disruptions and cyberattacks and other sources of security breaches and incidents. Rezolve engages third-party service providers to store and otherwise process certain of its data, including confidential information and personal and other data relating to individuals. Its service providers may also be the targets of cyberattacks and other malicious activity and other sources of security breaches and incidents, which create similar risks for Rezolve.

Certain jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and Rezolve’s agreements with certain customers require Rezolve to notify them in the event of a security incident. Such mandatory disclosures or any other disclosures regarding any such event could lead to negative publicity and may cause Rezolve’s merchants to lose confidence in the effectiveness of its data security measures. Moreover, if a high-profile security breach or incident occurs with respect to another SaaS provider, merchants may lose trust in the security of the SaaS business model generally, which could adversely impact Rezolve’s ability to retain existing merchants or attract new ones. Any of these circumstances could have an adverse effect on Rezolve’s business, financial condition and results of operations.

Rezolve uses a limited number of data centers to deliver its services. Any disruption of service at these facilities could harm Rezolve’s business.

Rezolve currently manages its services and serves all of its merchants from third-party data center facilities. While Rezolve owns the hardware on which its platform runs and deploys this hardware to the data center facilities, Rezolve does not control the operation of these facilities. Rezolve has experienced, and may in the future experience, failures at the third-party data centers where its hardware is deployed. Data centers are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, conflicts (including the conflict in Ukraine), terrorist attacks, power losses, hardware failures, systems failures, outages, telecommunications failures, and other events. Any of these events could result in lengthy interruptions in Rezolve’s services. Changes in law or regulations applicable to data centers in various jurisdictions, or in their interpretation or enforcement, could also cause a disruption in service. Certain jurisdictions may also impose data localization requirements, which mandate information to be stored in the jurisdiction of origin. These regulations may inhibit Rezolve’s ability to expand into those markets or prohibit Rezolve from offering services in those markets without significant additional costs. Interruptions in Rezolve’s services would reduce its revenues, subject Rezolve to potential liability and adversely affect its ability to retain its merchants or attract new merchants. The performance, reliability and availability of Rezolve’s platform are critical to its reputation and ability to attract merchants. Merchants could share negative information about experiences with Rezolve on social media and in other forums, which could result in damage to Rezolve’s reputation and loss of future sales. Any of the risks above, if realized, could have an adverse effect on Rezolve’s business, financial condition and results of operations.

Rezolve’s business and prospects would be harmed if changes to technologies used in Rezolve’s platform or new versions or upgrades of operating systems and internet browsers adversely impact the process by which merchants and consumers interface with Rezolve’s platform.

Providers of internet browsers may from time to time introduce new features that could make it difficult for merchants to use Rezolve’s platform. In addition, internet browsers for desktop or mobile devices could introduce new features or change existing browser specifications, which could result in them being incompatible with Rezolve’s platform, or preventing consumers from accessing Rezolve’s merchants’ shops. Any changes to technologies used in Rezolve’s platform, to existing features that Rezolve relies on, or to operating systems or internet browsers, that make it difficult for merchants to access Rezolve’s platform or consumers to access Rezolve’s merchants’ shops, could adversely impact Rezolve’s business, financial condition, results of operations, and prospects.

Rezolve relies on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to provide its solutions and run its business.

Rezolve relies on computer hardware, purchased or leased, and software licensed from and services rendered by third parties to provide its solutions and run its business. Third-party hardware, software and services may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use or any failures of third-party hardware, software or services, particularly when such third-party is a sole source supplier to Rezolve, could result in delays in Rezolve’s ability to provide its solutions or run its business until equivalent hardware, software or services are developed by Rezolve or, if available, identified, obtained and integrated, which could be costly and time-consuming and may not result in an equivalent solution, any of which could have an adverse effect on Rezolve’s business, financial condition and operating results. Further, merchants could assert claims against Rezolve in connection with such service disruptions or cease conducting business with Rezolve completely. Even if not successful, a claim brought against Rezolve by any of Rezolve’s merchants would likely be time-consuming and costly to defend and could seriously damage Rezolve’s reputation and brand, making it harder for Rezolve to sell its solutions.

If Rezolve does not or cannot maintain the compatibility of its platform with third-party applications that its customers use in their businesses, Rezolve’s revenues will decline.

Rezolve’s technologies that allow its platform to interoperate with various third-party applications are critically important to its business. Third-party systems are constantly evolving, and it is difficult to predict the challenges that Rezolve may encounter in developing its platform for use with such third-party systems, and Rezolve may not be able to modify its platform to assure its compatibility with the systems of other third parties following any changes to their systems. Without a convenient way for customers that Rezolve expects to have to integrate with Rezolve’s offerings and services, customers may be less likely to renew or upgrade their subscriptions or prospective customers may be less likely to acquire subscriptions, at current prices or at all.

Mobile devices are increasingly being used to conduct commerce, and if Rezolve’s solutions do not operate as effectively when accessed through these devices, Rezolve’s merchants and their customers may not be satisfied with Rezolve’s services, which could harm Rezolve’s business.

Rezolve is dependent on the interoperability of its platform with third-party mobile devices and mobile operating systems as well as web browsers that Rezolve does not control. Any changes in such devices, systems or web browsers that degrade the functionality of its platform or give preferential treatment to competitive services could adversely affect usage of its platform. Effective mobile functionality is integral to Rezolve’s current business and long-term development and growth strategy. In the event that Rezolve’s merchants and their customers have difficulty accessing and using Rezolve’s platform on mobile devices, its business, financial condition, and operating results could be adversely affected.

Rezolve may store and process personal data of its merchants and their customers. If the security of this information is compromised or otherwise subjected to unauthorized access, Rezolve’s reputation may be harmed and Rezolve may be exposed to liability.

Rezolve may in the future store and otherwise processes data, including personal data, credit card information, and other confidential information, of its merchants and their customers. Rezolve does not expect to regularly monitor or review the content of data that its merchants upload and store and, therefore, does not control the substance of the content on its servers, which may include personal data. Rezolve may experience successful attempts by third parties to obtain unauthorized access to, or to exfiltrate, alter, or otherwise process without authorization, data of its merchants and their customers. This data could also be lost, used, altered, rendered unavailable, disclosed or otherwise processed or compromised through human error or malfeasance. The unauthorized access to, or loss, unauthorized use, alteration, unavailability, disclosure, processing or other compromise of, this data could have an adverse effect on Rezolve’s business, financial condition and results of operations.

Rezolve is also subject to laws and regulations regarding privacy, data protection, and cybersecurity, including the EU General Data Protection Regulation, the UK General Data Protection Regulation, and the ePrivacy Directive (collectively, “European Data Protection Laws”). European Data Protection Laws regulate the collection, use and other processing of personal data, and impose requirements in connection with such processing that often are more restrictive than in other jurisdictions. For example, European Data Protection Laws may, for example, require companies processing personal data on behalf of customers to cooperate with data protection authorities, implement security measures, enter into data processing agreements, execute standard contractual clauses to effectuate data transfers to third countries, and keep records of data processing activities. Numerous other jurisdictions have also proposed or enacted laws and regulations addressing these matters.

European Data Protection Laws and other laws, regulations and other actual and asserted obligations applicable to privacy, data protection and cybersecurity evolve rapidly and are subject to varying interpretations, and Rezolve may not be or have been, and may face allegations that its activities are not or have not been, compliant with such applicable laws, regulation, or obligations. Certain jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and Rezolve’s agreements with certain merchants require Rezolve to notify them in the event of a security incident. Rezolve posts on its website its privacy policy and terms of service, which describe its practices concerning the use, transmission and disclosure of merchant data and certain other data relating to their customers. In addition, the interpretation of laws, regulations, and obligations in certain jurisdictions, and their application to Rezolve, are unclear and in a state of flux. There is a risk that these laws, regulations, and obligations may be interpreted and applied in conflicting ways, and in manners inconsistent with Rezolve’s practices. Changes to laws, regulations, and other obligations applicable or alleged to be applicable to Rezolve, including certain industry standards and contractual obligations, such as the Payment Card Industry Data Security Standard, may impose more stringent requirements for compliance and impose significant penalties for non-compliance or provide for significant damages in the event of breach or violation. Rezolve expects that there will continue to be new proposed laws, regulations, and obligations relating to privacy, data protection, and cybersecurity, including in the European Economic Area, the United Kingdom and other jurisdictions, and Rezolve cannot yet determine the impact such future laws, regulations, and obligations may have on its business. Any such new laws, regulations, or other actual or asserted obligations relating to privacy, data protection or cybersecurity, or changing interpretations of such laws, regulations, or obligations, may cause Rezolve to modify its policies and practices, which may involve expending substantial costs and require substantial time and effort from management and technical personnel, in efforts to comply with them. Because Rezolve’s services are accessible worldwide, certain foreign jurisdictions may claim that Rezolve is required to comply with their laws, regulations, and obligations, including in jurisdictions where Rezolve has no local entity, employees or infrastructure.

Rezolve’s failure or perceived failure to comply with federal, state, provincial, and foreign laws, regulations, or other actual and asserted obligations regarding privacy, data protection or cybersecurity could lead to investigations, inquiries, and other proceedings by governmental authorities, significant fines, penalties and other liabilities imposed by regulators, as well as claims, demands and litigation by Rezolve’s merchants or their customers or other private actors. These matters could force Rezolve to spend money in efforts to defend or settle proceedings, result in the imposition of monetary and other liabilities, including orders to modify or cease certain practices and other obligations, divert management’s time and attention, increase Rezolve’s costs of doing business, and adversely affect Rezolve’s reputation and market position and the demand for Rezolve’s solutions. For example, noncompliance with the UK General Data Protection Regulation can trigger fines of up to GBP 17.5 million or 4% of global annual revenues, whichever is higher. If Rezolve’s efforts to comply with laws, regulations, and obligations are not or are not perceived to be successful, Rezolve may be subject to penalties and fines that could adversely impact its business, financial condition, and operating results, and could face significant impairment of its ability to conduct business in the United Kingdom, the European Economic Area, and other jurisdictions. In addition, if Rezolve’s security measures fail to protect credit card information adequately, Rezolve could be liable to both its merchants and their customers for their losses, as well as Rezolve’s payments processing partners under its agreements with them. As a result, Rezolve could be subject to fines and higher transaction fees, Rezolve could lose its ability to accept certain types of payments, Rezolve could face regulatory and private action, and Rezolve’s merchants could end their relationships with it. There can be no assurance that the limitations of liability in Rezolve’s contracts would be enforceable or adequate or would otherwise protect Rezolve from any such liabilities or damages with respect to any particular claim. The successful assertion of one or more large claims against Rezolve could have an adverse effect on Rezolve’s business, financial condition and results of operations.

Risks related to Rezolve’s Brand

Rezolve’s brand is important to its success. If Rezolve fails to effectively maintain, promote and enhance Rezolve’s brand, Rezolve’s business and competitive advantage may be harmed.

Rezolve believes that maintaining, promoting and enhancing the Rezolve brand is important to expanding its business. Maintaining and enhancing Rezolve’s brand will depend largely on Rezolve’s ability to provide high-quality, well-designed, useful, reliable and innovative solutions, which Rezolve may not do successfully.

Errors, defects, disruptions or other performance problems with Rezolve’s platform may harm Rezolve’s reputation and brand. Rezolve may introduce new solutions or terms of service that its merchants and their customers do not like, which may negatively affect Rezolve’s brand. Additionally, if Rezolve’s merchants or their customers have a negative experience using Rezolve’s solutions such an experience may affect Rezolve’s brand.

Rezolve believes that the importance of brand recognition will increase as competition in its market increases. In addition to Rezolve’s ability to provide reliable and useful solutions at competitive prices, successful promotion of its brand will depend on the effectiveness of its marketing efforts. While Rezolve markets its platform primarily through advertisements, targeted media campaigns and social networking and media sites, Rezolve’s platform is also marketed through a number of free-traffic sources, including customer referrals and word-of-mouth. Rezolve’s efforts to market its brand have involved significant expenses, which Rezolve intends to increase. Rezolve’s marketing spend may not yield increased revenues, and even if it does, any increased revenues may not offset the expenses Rezolve incurs in building and maintaining its brand.

Activities of merchants or the content of their shops could damage Rezolve’s brand, subject Rezolve to liability and harm its business and financial results.

Rezolve’s terms of service prohibit Rezolve’s merchants from using Rezolve’s platform to engage in illegal activities and Rezolve’s terms of service permit Rezolve to take down a merchant’s shop if Rezolve becomes aware of such illegal use. Merchants may nonetheless engage in prohibited or illegal activities or upload store content in violation of applicable laws, which could subject Rezolve to liability. Furthermore, Rezolve’s brand may be negatively impacted by the actions of merchants that are deemed to be hostile, offensive, inappropriate or illegal. Rezolve does not proactively monitor or review the appropriateness of the content of Rezolve’s merchants’ shops and Rezolve does not have control over merchant activities. The safeguards Rezolve has in place, including deep-learning tools which analyze text, URLs, images, audio and video for unwanted material (including, but not limited to, profanity, mature or adult material, content depicting violence, hate speech, depictions of illegal drugs and data or internet locations recognized as spam), may not be sufficient for Rezolve to avoid liability or avoid harm to Rezolve’s brand, especially if such hostile, offensive, inappropriate or illegal use is high profile, which could adversely affect Rezolve’s business and financial results.

If Rezolve fails to maintain a consistently high level of customer service, Rezolve’s brand, business and financial results may be harmed.

Rezolve believes its focus on customer service and support is critical to onboarding new merchants and growing its business. As a result, Rezolve has invested heavily in the quality and training of its support team along with the tools used to provide this service. If Rezolve is unable to maintain a consistently high level of customer service, Rezolve may lose customers. In addition, Rezolve’s ability to attract new merchants is highly dependent on its reputation and on positive recommendations from its existing merchants. If Rezolve fails to achieve and maintain a consistently high level of customer service, or there is a market perception that Rezolve does not maintain high-quality customer service, such failure or perception could adversely affect Rezolve’s reputation and the number of positive merchant referrals that it receives.

Risks Relating to Rezolve’s Intellectual Property

Rezolve may be unable to maintain or protect its intellectual property rights and proprietary information, or obtain registrations in such rights or information, or otherwise prevent third parties from making unauthorized use of the foregoing, including its technology.

Rezolve’s intellectual property rights are important to its business. Rezolve relies on the rights and protections afforded by a combination of confidentiality clauses with employees and third parties, trade secrets, copyrights, patents and trademarks to protect its intellectual property, all of which offer only limited protection. The steps Rezolve takes to protect its intellectual property require significant resources and may be inadequate. Rezolve will not be able to protect its intellectual property if Rezolve is unable to enforce its rights or if Rezolve does not detect or is otherwise not made aware of unauthorized use of its intellectual property. Rezolve may be required to use significant resources to monitor and protect these rights. Despite Rezolve’s precautions, it may be possible for unauthorized third parties to copy its platform and use information that Rezolve regards as proprietary to create services that compete with, or otherwise undermine, Rezolve’s. Certain license provisions protecting against unauthorized use, copying, transfer and disclosure of Rezolve’s intellectual property and/or proprietary information may be unenforceable under the laws of certain jurisdictions and foreign countries, or, if legally enforceable, may otherwise be difficult to enforce for other business and legal reasons.

Rezolve enters into confidentiality and invention assignment agreements with its employees and consultants and enters into confidentiality agreements with the parties with whom it has strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to Rezolve’s proprietary information and trade secrets. The confidentiality agreements on which Rezolve relies to protect certain technologies may be breached, may not be adequate to protect Rezolve’s confidential information, trade secrets and proprietary technologies and may not provide an adequate remedy in the event of unauthorized use or disclosure of its confidential information, trade secrets or proprietary technology. Further, these agreements do not prevent Rezolve’s competitors or others from independently developing software that is substantially equivalent or superior to Rezolve’s software. In addition, others may independently discover Rezolve’s trade secrets and confidential information, and in such cases, Rezolve likely would not be able to assert any trade secret rights against such parties. Additionally, Rezolve may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of its intellectual property, including its patents and trademarks. While Rezolve aims to acquire adequate protection of its brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for similar, related, or complimentary services. Rezolve relies on its brand and trademarks to identify its platform and to differentiate its platform and services from those of its competitors, and if Rezolve is unable to adequately protect its trademarks, third parties may use its brand names or trademarks similar to Rezolve’s in a manner that may cause confusion in the market, which could decrease the value of Rezolve’s brand and adversely affect Rezolve’s business and competitive advantages.

Policing unauthorized use of Rezolve’s intellectual property and misappropriation of Rezolve’s technology and trade secrets is difficult and Rezolve may not always be aware of such unauthorized use or misappropriation. Despite Rezolve’s efforts to protect its intellectual property rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute its intellectual property rights or technology or otherwise develop services with the same or similar functionality as Rezolve’s platform. If Rezolve’s competitors infringe, misappropriate or otherwise misuse Rezolve’s intellectual property rights and Rezolve is not adequately protected, or if Rezolve’s competitors are able to develop a platform with the same or similar functionality as Rezolve’s without infringing Rezolve’s intellectual property, Rezolve’s competitive advantage and results of operations could be harmed. Litigation brought to protect and enforce Rezolve’s intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment, dilution, or loss of portions of Rezolve’s intellectual property rights. As a result, Rezolve may be aware of infringement by its competitors but may choose not to bring litigation to enforce its intellectual property rights due to the strategic considerations, cost, time and distraction of bringing such litigation. Furthermore, if Rezolve does decide to bring litigation, its efforts to enforce its intellectual property rights may be met with defenses, counterclaims or countersuits challenging or opposing Rezolve’s right to use and otherwise exploit particular intellectual property rights, services and technology or the enforceability of Rezolve’s intellectual property rights. Rezolve’s inability to protect its proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of Rezolve’s management’s attention and resources, could delay further sales or the implementation of Rezolve’s services and offerings, impair the functionality of Rezolve’s platform, prevent or delay introductions of new or enhanced services or offerings, result in Rezolve substituting inferior or more costly technologies into Rezolve’s platform or injure Rezolve’s reputation. Furthermore, many of Rezolve’s current and potential competitors have the ability to dedicate substantially greater resources to developing and protecting their technology or intellectual property rights than Rezolve does.

Rezolve may be subject to claims by third parties of intellectual property infringement.

The software industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. Third parties may have in the past asserted, and may in the future assert, that Rezolve’s platform, solutions, technology, methods or practices infringe, misappropriate or otherwise violate their intellectual property or other proprietary rights. Such claims may be made by Rezolve’s competitors seeking to obtain a competitive advantage or by other parties. Additionally, in recent years, non-practicing entities have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like Rezolve. The risk of claims may increase as the number of solutions that Rezolve offers and competitors in Rezolve’s market increases and overlaps occur. In addition, to the extent that Rezolve gains greater visibility and market exposure, Rezolve faces a higher risk of being the subject of intellectual property infringement claims.

Any such claims, regardless of merit, that result in litigation could result in substantial expenses, divert the attention of management, cause significant delays in introducing new or enhanced services or technology, materially disrupt the conduct of Rezolve’s business and have a material and adverse effect on Rezolve’s brand, business, financial condition and results of operations. It is possible that patents have been issued to third parties that cover all or a portion of Rezolve’s business. As a consequence of any patent or other intellectual property claims, Rezolve could be required to pay substantial damages, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling or marketing some or all of Rezolve’s solutions or re-brand its solutions. Rezolve may also be obligated to indemnify its merchants or partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify applications or refund fees, which could be costly. If it appears necessary, Rezolve may seek to secure license rights to intellectual property that Rezolve is alleged to infringe at a significant cost, potentially even if Rezolve believes such claims to be without merit. If required licenses cannot be obtained, or if existing licenses are not renewed, litigation could result. Litigation is inherently uncertain and can cause Rezolve to expend significant resources, time and attention to it, even if Rezolve is ultimately successful. Any adverse decision could result in a loss of Rezolve’s proprietary rights, subject Rezolve to significant liabilities, require Rezolve to seek licenses for alternative technologies from third parties, prevent Rezolve from offering all or a portion of its solutions and otherwise negatively affect its business and operating results.

Rezolve’s use of “open source” software could negatively affect its ability to sell its solutions and subject Rezolve to possible litigation.

Rezolve’s solutions incorporate and are significantly dependent on the use and development of “open source” software and Rezolve intends to continue the use and development of open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, Rezolve may be subject to certain conditions, including requirements that Rezolve offers its proprietary software that incorporates the open source software for no cost, that Rezolve makes available source code for modifications or derivative works it creates based upon, incorporating or using the open source software and that Rezolve licenses such modifications or derivative works under the terms of the particular open source license. If an author or other third party that uses or distributes such open source software were to allege that Rezolve had not complied with the conditions of one or more of these licenses, Rezolve could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of Rezolve’s solutions that contained or are dependent upon the open-source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of Rezolve’s solutions. Litigation related to the use of open-source software could be costly for Rezolve to defend, have a negative effect on its operating results and financial condition or require it to devote additional research and development resources to change its platform. The terms of many open-source licenses to which Rezolve is subject have not been interpreted by U.S. or foreign courts. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on Rezolve’s business is uncertain and may result in unanticipated obligations regarding Rezolve’s solutions and technologies. It is Rezolve’s view that it does not distribute its software, since no installation of software is necessary and its platform is accessible solely through the “cloud.” Nevertheless, this position could be challenged. Any requirement to disclose Rezolve’s proprietary source code, termination of open-source license rights or payments of damages for breach of contract could be harmful to Rezolve’s business, results of operations or financial condition, and could help Rezolve’s competitors develop products, offerings and services that are similar to or better than Rezolve’s.

In addition to risks related to license requirements, usage of open-source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect Rezolve’s business.

Although Rezolve believes that it has complied with its obligations under the various applicable licenses for open source software, it is possible that Rezolve may not be aware of all instances where open-source software has been incorporated into its proprietary software or used in connection with its solutions or its corresponding obligations under open-source licenses. Rezolve has open-source software usage policies or monitoring procedures in place but cannot assure that such policies and procedures will be effective in avoiding improper use of open-source software. To the extent that Rezolve has failed to comply with its obligations under particular licenses for open-source software, Rezolve may lose the right to continue to use and exploit such open-source software in connection with its operations and solutions, which could disrupt and adversely affect its business.

Risks Relating to Legal and Regulatory Compliance

Claims for indemnification by Rezolve’s directors and officers may reduce Rezolve’s available funds to satisfy successful third-party claims against Rezolve and may reduce the amount of money available to Rezolve.

Rezolve’s Memorandum and Articles of Association will provide that Rezolve will indemnify its directors and officers, in each case to the fullest extent permitted by English law.

More particularly, as permitted by English law, Rezolve’s Memorandum and Articles of Association and its indemnification agreements entered into with its directors and officers provide that, subject to the exceptions and limitations listed below, every person who is, or has been, a director or officer of Rezolve or a direct or indirect subsidiary of Rezolve shall be indemnified by Rezolve to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such director or officer and against amounts paid or incurred by him or her in the settlement thereof. The words “claim”, “action”, “suit” or “proceeding” include all claims, actions, suits or proceedings (civil, criminal or otherwise including appeals) actual or threatened, and the words “liability” and “expenses” include without limitation attorneys’ fees, costs, judgments, amounts paid in settlement and other liabilities. However, no indemnification shall be provided to any director or officer of Rezolve or a direct or indirect subsidiary of Rezolve (i) by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties of a director or officer, (ii) with respect to any matter as to which any director or officer has been finally adjudicated to have acted in bad faith and against the interest of Rezolve, or (iii) in the event of a settlement, unless approved by a court or the board of directors. Rezolve may, to the fullest extent permitted by law, purchase and maintain insurance or furnish similar protection or make other arrangements, against any liability asserted against a director or officer or incurred by or on behalf of him or her in his or her capacity as a director or officer of Rezolve or a direct or indirect subsidiary of Rezolve. The right of indemnification will be severable, will not affect any other rights to which any director or officer of Rezolve or a direct or indirect subsidiary of Rezolve may now or in the future be entitled, will continue as to a person who has ceased to be such director or officer and will inure to the benefit of the heirs, executors and administrators of such a person. The right to indemnification is not exclusive and will not affect any rights to indemnification to which corporate personnel, including directors and officers, may be entitled by contract or otherwise under law. Expenses in connection with the preparation and representation of a defense of any claim, action, suit or proceeding will be advanced by Rezolve prior to final disposition thereof upon receipt of any undertaking by or on behalf of the officer or director, to repay such amount if it is ultimately determined that he or she is not entitled to indemnification.

Rezolve is subject to anti-corruption and anti-bribery laws and similar laws, and non-compliance with such laws can subject Rezolve to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect its business, prospects, financial condition, results of operations and reputation.

Rezolve is subject to the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, and possibly other anti-bribery and anti-corruption laws and anti-money laundering laws in countries outside of the United States where Rezolve conducts its activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, agents, representatives, business partners, and third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

Rezolve may leverage third parties to sell its offerings and conduct its business abroad. Rezolve, its employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and Rezolve may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if Rezolve does not explicitly authorize such activities. Rezolve cannot assure you that all of its employees and agents will not take actions in violation of applicable law, for which Rezolve may be ultimately held responsible. As Rezolve increases its international sales and business, Rezolve’s risks under these laws may increase.

These laws also require that Rezolve keeps accurate books and records and maintains internal controls and compliance procedures designed to prevent any such actions. While Rezolve has policies and procedures to address compliance with such laws, Rezolve cannot assure you that none of its employees, agents, representatives, business partners or third-party intermediaries will take actions in violation of Rezolve’s policies and applicable law, for which Rezolve may be ultimately held responsible.

Any allegations or violation of anti-corruption and anti-bribery laws could subject Rezolve to whistleblower complaints, adverse media coverage, investigations, severe civil and criminal sanctions, settlements, prosecution, enforcement actions, fines, damages, loss of export privileges, suspension or debarment from government contracts and other collateral consequences and remedial measures, all of which could adversely affect Rezolve’s business, prospects, financial condition, results of operations and reputation. Responding to any investigation or action will likely result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Enhanced trade tariffs, import restrictions, export restrictions, United States regulations or other trade barriers may materially harm Rezolve’s business.

Rezolve is continuing to expand its international operations and sales as part of its strategy which may present various risks to its business. Countries have imposed tariffs on imports from various jurisdictions, including on imports from jurisdictions where Rezolve sources products, which could increase the prices that Rezolve pays for certain products. Furthermore, governments have, and may continue to, impose tariffs and other trade restrictions that could increase the costs of Rezolve’s offerings in certain jurisdictions. The increased cost of Rezolve’s offerings may result in Rezolve losing Channels or merchants, which, in turn, could reduce Rezolve’s sales and harm Rezolve’s business and financial condition. Rezolve’s business also may be adversely impacted by retaliatory trade measures taken by the U.S. government or non-U.S. governments, which could materially harm Rezolve’s business, financial condition and operations. Rezolve’s business also could be adversely impacted by new economic sanctions, trade sanctions, and export controls. The imposition of economic sanctions, trade sanctions, or export controls could limit Rezolve’s ability to make sales in certain jurisdictions or to source products from certain jurisdictions, which could harm Rezolve’s business and its financial condition. Further, the continued threats of tariffs, trade restrictions (including sanctions and export controls) and trade barriers may have a disruptive impact on the global economy. Any such changes could directly and adversely impact Rezolve’s business and financial condition.

From time to time, Rezolve may be involved in legal proceedings and commercial or contractual disputes, which could have an adverse impact on Rezolve’s profitability and consolidated financial position.

Rezolve may be involved in legal proceedings and commercial or contractual disputes that, from time to time, are significant. Such claims may include, without limitation, commercial or contractual disputes, including disputes with merchants, intellectual property matters, personal injury claims, tax matters, and employment matters. Efforts to defend against such claims may entail significant costs and harm Rezolve’s reputation, all of which could adversely affect Rezolve’s business, financial condition and results of operations.

Certain provisions of the Articles and English law could deter takeover attempts.

Certain provisions in the Articles and the application of the UK Takeover Code to Rezolve PLC could delay, prevent or make more difficult a merger, tender offer, proxy contest or change of control. Rezolve’s shareholders might view any transaction of this type as being in their best interest since the transaction could result in a higher stock price than the then-current market price for Ordinary Shares.

Risks Related to Ownership of Rezolve Ordinary Shares and Rezolve Operating as a Public Company

The trading price of Rezolve Ordinary Shares could be volatile, and the value of Rezolve Ordinary Shares may decline.

We cannot predict the prices at which Rezolve Ordinary Shares will trade. The price of Rezolve Ordinary Shares may not bear any relationship to the market price at which Rezolve Ordinary Shares will trade after the Transactions or to any other established criteria of the value of our business and prospects, and the market price of Rezolve Ordinary Shares following the Transactions may fluctuate substantially and may be lower than the price agreed by Armada with Rezolve in connection with the Transactions. In addition, the trading price of Rezolve Ordinary Shares following the Transactions is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in Rezolve Ordinary Shares as you might be unable to sell your shares at or above the price you paid in the Transactions. Factors that could cause fluctuations in the trading price of Rezolve Ordinary Shares include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of technology company stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in Rezolve’s industry in particular;

•	sales of shares of Rezolve Ordinary Shares by shareholders;

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failure of securities analysts to initiate or maintain coverage of Rezolve, changes in financial estimates by securities analysts who follow Rezolve, or Rezolve’s failure to meet these estimates or the expectations of investors;

•	the financial projections Rezolve may provide to the public, any changes in those projections, or Rezolve’s failure to meet those projections;

•	announcements by Rezolve or its competitors of new offerings or contracts;

•	the public’s reaction to Rezolve’s press releases, other public announcements, and filings with the SEC;

•	changes in how customers perceive the benefits of Rezolve’s offerings and services, and future offerings;

•	changes in the structure of payment systems;

•	rumors and market speculation involving Rezolve or other companies in the same or similar industry;

•	actual or anticipated changes in Rezolve’s results of operations or fluctuations in Rezolve’s results of operations;

•	actual or anticipated developments in Rezolve’s business, Rezolve’s competitors’ businesses, or the competitive landscape generally;

•	litigation involving Rezolve, Rezolve’s industry or both, or investigations by regulators into Rezolve’s operations or those of Rezolve’s competitors;

•	developments or disputes concerning Rezolve’s intellectual property or other proprietary rights;

•	any security breach or incident involving our offerings, services or site or data stored or processed by us or on our behalf;

•	announced or completed acquisitions of businesses, commercial relationships, offerings, services, or technologies by Rezolve or its competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to Rezolve’s business;

•	changes in accounting standards, policies, guidelines, interpretations, or principles;

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any adverse consequences related to the Rezolve Founder weighted voting capital structure, such as stock index providers excluding companies with weighted voting capital structures from certain indices;

•	any significant change in Rezolve’s management; and

•	general economic conditions and slow or negative growth of Rezolve’s markets and war or other hostilities.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of Rezolve Ordinary Shares could decline for reasons unrelated to our business, financial condition or results of operations. The trading price of Rezolve Ordinary Shares might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the trading price of a company’s securities, securities class action litigation has often been brought against that company. If our share price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have an adverse effect on our business, financial condition and results of operations.

A market for our securities may not develop or be sustained, which would adversely affect the liquidity and price of Rezolve Ordinary Shares.

Following the Closing, the price of Rezolve Ordinary Shares may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for our securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of our securities after the Business Combination can vary due to general economic conditions and forecasts, Rezolve’s general business condition and the release of Rezolve’s financial reports. Additionally, if our securities become delisted from the Nasdaq and are quoted on the OTC Bulletin Board (an inter-dealer automated quotation system for equity securities that is not a national securities exchange) or Rezolve’s securities are not listed on the Nasdaq and are quoted on the OTC Bulletin Board, the liquidity and price of our securities may be more limited than if we were quoted or listed on the New York Stock Exchange, Nasdaq or another national securities exchange. The lack of an active market may impair your ability to sell your Rezolve securities at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling securities and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.

Because Rezolve will become a public reporting company by means other than a traditional underwritten initial public offering, the shareholders of Rezolve may face additional risks and uncertainties.

Because Rezolve will become a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the shares of Rezolve’s common stock, and, accordingly, the shareholders of Rezolve will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Because there is no independent third-party underwriter selling Rezolve’s Ordinary Shares, Armada Stockholders must rely on the information included in this proxy statement/prospectus. Although Armada’s management conducted a due diligence review and investigation of Rezolve in connection with the Business Combination, the lack of an independent due diligence review and investigation increases the risk of investment in Rezolve because it may not have uncovered facts that would be important to a potential investor.

Moreover, the shareholders of Rezolve will not benefit from possible recourse against an underwriter for material misstatements or omissions in this proxy statement/prospectus or additional roles of the underwriters in a traditional underwritten initial public offering, such as the book-building process, which helps inform efficient price discovery, and underwriter support to help stabilize the public price of the new issue immediately after listing. The lack of such recourse process and support in connection with Rezolve’s Ordinary Shares could result in greater potential for errors, diminished investor demand, inefficiencies in pricing and a more volatile public price for the shares during the period immediately following the listing.

In addition, because Rezolve will not become a public reporting company by means of a traditional underwritten initial public offering, securities or industry analysts may not provide, or be less likely to provide, coverage of Rezolve. Investment banks may also be less likely to agree to underwrite secondary offerings on behalf of Rezolve than they might if Rezolve became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with Rezolve as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for

Rezolve’s Ordinary Shares could have an adverse effect on Rezolve’s ability to develop a liquid market for Rezolve’s Ordinary Shares.

If securities or industry analysts publish reports that are interpreted negatively by the investment community or publish negative research reports about our business, our share price and trading volume could decline.

The trading market for our Rezolve Ordinary Shares depends, to some extent, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts or the information contained in their reports. If one or more analysts publish research reports that are interpreted negatively by the investment community, or have a negative tone regarding our business, financial condition or results of operations, industry or end-markets, our share price could decline. In addition, if a majority of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We are an “emerging growth company,” and our election to comply with the reduced disclosure requirements as a public company may make our Ordinary Shares less attractive to investors.

We are an “emerging growth company” as that term is used in the JOBS Act, and we may remain an emerging growth company until the earlier of (i) the last day of the fiscal year (A) following the fifth anniversary of the closing of the IPO of Armada, (B) in which we have total annual gross revenue of at least $1.07 billion, or (C) in which we are deemed to be a large accelerated filer, which means the market value of our outstanding Ordinary Shares that are held by non-affiliates exceeds $700 million as of the prior June 30, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three year period.

For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, being required to provide fewer years of audited financial statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may choose to take advantage of some, but not all, of these reduced reporting burdens. Accordingly, the information we provide to our shareholders may be different than the information you receive from other public companies in which you hold stock.

Rezolve will be a “foreign private issuer” and, as a result, we will be permitted to rely on exemptions from certain stock exchange corporate governance standards applicable to U.S. issuers. This may afford less protection to holders of Rezolve Ordinary Shares.

Upon the Closing, as a foreign private issuer whose ordinary shares are listed on the Nasdaq, we will be permitted to follow certain home country corporate governance practices in lieu of requirements under U.S. securities laws that apply to U.S. domestic public companies, provided that we disclose the requirements we are not following and describe the home country practices we are following. Certain of the requirements that we are permitted to not comply with as a foreign private issuer include:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the Nasdaq rules. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

In addition, as a foreign private issuer we will be exempt from the provisions of Regulation Fair Disclosure (“Regulation FD”), which prohibits issuers from making selective disclosure of material nonpublic information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which our shareholders are entitled as investors.

Furthermore, Rezolve shares are not listed, and we do not currently intend to list Rezolve shares on any market in the United Kingdom, Rezolve’s country of incorporation. As a result, we are not subject to the reporting and other requirements of companies listed in the United Kingdom. For more information, see “Management Following the Business Combination—Foreign Private Issuer.”

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of our outstanding voting securities must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors may not be U.S. citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The additional requirements that we would become subject to if we were to lose our foreign private issuer status could lead us to incur significant additional legal, accounting and other expenses.

Our issuance of additional Rezolve Ordinary Shares in connection with financings, acquisitions, investments, our stock incentive plans, or otherwise will dilute all other shareholders.

We expect to issue additional capital stock in the future that will result in dilution to all other shareholders. We expect to grant equity awards to employees, directors, consultants and contractors under our stock incentive plans. We may issue shares in the future upon conversion of the secured Convertible Notes into Rezolve Ordinary Shares and pursuant to the Standby Purchase Agreement. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, offerings or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause shareholders to experience significant dilution of their ownership interests and the per share value of our Rezolve Ordinary Shares to decline.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company”

and/or a foreign private issuer. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Nasdaq listing requirements, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

U.S. holders that directly or indirectly own 10% or more of our equity interests may be subject to adverse U.S. federal income tax consequences under rules applicable to U.S. shareholders of controlled foreign corporations.

A non-U.S. corporation generally will be classified as a controlled foreign corporation for U.S. federal income tax purposes (a “CFC”), if “10% U.S. equityholders” (as defined below) own, directly, indirectly or constructively, more than 50% of either (i) the total combined voting power of all classes of stock of such corporation entitled to vote or (ii) the total value of the stock of such corporation. We do not currently expect that Rezolve will be classified as a CFC at the time of Closing, but CFC status is determined after taking into account complex constructive ownership rules, the application of which may depend on circumstances we are not aware of, and, accordingly, there can be no assurance in this regard. However, certain of Rezolve’s non-U.S. subsidiaries may be classified as CFCs (as a result of the application of certain constructive ownership rules which treat Rezolve’s U.S. subsidiaries as owning the equity of those non-U.S. subsidiaries), and it is possible that we may be classified as a CFC either now or in the future. The U.S. federal income tax consequences for U.S. holders who at all times are not 10% U.S. equityholders of any applicable CFC would not be affected by the CFC rules. However, a U.S. holder that owns (or is treated as owning, directly, indirectly or constructively, including by applying certain attribution rules) 10% or more of the combined voting power of all classes of our stock entitled to vote or the total value of our equity interests (including equity interests attributable to a deemed exercise of options and convertible debt instruments), or a “10% U.S. equityholder”, of us or an applicable subsidiary, if we or an applicable subsidiary were classified as a CFC, would generally be subject to current U.S. federal income taxation on a portion of our or our applicable subsidiaries’ earnings and profits (as determined for U.S. federal income tax purposes), regardless of whether such 10% U.S. equityholder receives any actual distributions. In addition, if we or an applicable subsidiary were classified as a CFC, a portion of any gains realized on the sale of our common shares by a 10% U.S. equityholder may be treated as ordinary income. A 10% U.S. equityholder will also be subject to additional U.S. federal income tax information reporting requirements with respect to our subsidiaries that are classified as CFCs and with respect to us (if we or any of our subsidiaries were classified as a CFC) and substantial penalties may be imposed for noncompliance. We cannot provide any assurances that Rezolve will assist U.S. Holders in determining whether Rezolve or any of its subsidiaries are treated as a controlled foreign corporation for U.S. federal income tax purposes or whether any U.S. Holder is treated as a 10% U.S. equityholder with respect to any of such controlled foreign corporations or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if Rezolve, or any of its subsidiaries, is treated as a controlled foreign corporation for U.S. federal income tax purposes. Each U.S. holder should consult its own tax advisor regarding the CFC rules and whether such U.S. holder may be a 10% U.S. equityholder for purposes of these rules.

Our U.S. shareholders may suffer adverse tax consequences if we are classified as a “passive foreign investment company.”

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (“PFIC”), for U.S. federal income tax purposes, in any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce or are held for the production of passive income. Based on the current and anticipated composition of the income, assets and operations of Rezolve and its subsidiaries and certain factual assumptions, Rezolve does not currently expect to be treated as a

PFIC for the taxable year ending December 31, 2023. However, there can be no assurances in this regard, because PFIC status is determined annually and requires a factual determination that depends on, among other things, the composition of a company’s income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year, and is thus subject to significant uncertainty. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in Rezolve becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Material Tax Considerations”) holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. Prospective U.S. Holders should consult their tax advisors regarding the potential application of the PFIC rules to them. See “Material Tax Considerations — Material U.S. Federal Income Tax Considerations—Tax Consequences to U.S. Holders of Ownership and Disposition of Rezolve Ordinary Shares and Rezolve Warrants—Passive Foreign Investment Company Rules.”

The Internal Revenue Service may not agree that Rezolve should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

Although Rezolve is incorporated in England and Wales, the Internal Revenue Service (“IRS”) may assert that it should be treated as a U.S. corporation (and therefore a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a U.S. “domestic” corporation (or U.S. tax resident) if it is organized in the United States, and a corporation is generally considered a “foreign” corporation (or non-U.S. tax resident) if it is not a U.S. corporation. Because Rezolve is an entity incorporated in England and Wales, it would generally be classified as a foreign corporation (or non-U.S. tax resident) under these rules. Section 7874 of the Code provides an exception under which a foreign incorporated and foreign tax resident entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes.

As more fully described in the section titled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of Rezolve—Tax Residence of Rezolve for U.S. Federal Income Tax Purposes,” based on the terms of the Business Combination and certain factual assumptions, Rezolve does not currently expect to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code after the Business Combination. However, the application of Section 7874 of the Code is complex and is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurance that Rezolve will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

If Rezolve were treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code, Rezolve and certain Rezolve shareholders would be subject to significant adverse tax consequences, including a higher effective corporate income tax rate on Rezolve and future withholding taxes on certain Rezolve shareholders, depending on the application of any income tax treaty that might apply to reduce such withholding taxes.

See “Material Tax Considerations — Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of Rezolve—Tax Residence of Rezolve for U.S. Federal Income Tax Purposes” for a more detailed discussion of the application of Section 7874 of the Code to the Business Combination. Investors in Rezolve should consult their own advisors regarding the application of Section 7874 of the Code to the Business Combination.

Section 7874 of the Code may limit the ability of Armada to use certain tax attributes following the Business Combination, increase Rezolve’s U.S. affiliates’ U.S. taxable income or have other adverse consequences to Rezolve and Rezolve’s shareholders.

Following the acquisition of a U.S. corporation by a foreign corporation, Section 7874 of the Code can limit the ability of the acquired U.S. corporation and its U.S. affiliates to use U.S. tax attributes (including net operating losses and certain tax credits) to offset U.S. taxable income resulting from certain transactions, as well as result in certain other adverse tax consequences, even if the acquiring foreign corporation is respected as a foreign corporation for purposes of Section 7874 of the Code. In general, if a foreign corporation acquires, directly or indirectly, substantially all of the properties held directly or indirectly by a U.S. corporation and after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) but less than 80% (by vote and value) of the shares of the foreign acquiring corporation by reason of holding shares in the acquired U.S. corporation, subject to other requirements, certain adverse tax consequences under Section 7874 of the Code may apply.

If these rules apply to the Business Combination, Rezolve and certain of Rezolve’s shareholders may be subject to adverse tax consequences including, but not limited to, restrictions on the use of tax attributes with respect to “inversion gain” recognized over a 10-year period following the transaction, disqualification of dividends paid from preferential “qualified dividend income” rates and the requirement that any U.S. corporation owned by Rezolve include as “base erosion payments” that may be subject to a minimum U.S. federal income tax any amounts treated as reductions in gross income paid to certain related foreign persons. Furthermore, certain “disqualified individuals” (including officers and directors of a U.S. corporation) may be subject to an excise tax on certain stock-based compensation held thereby at a rate of 20%.

As more fully described in the section titled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of Rezolve,” based on the terms of the Business Combination and certain factual assumptions, Rezolve does not currently expected to be subject to these rules under Section 7874 of the Code after the Business Combination. However, the application of Section 7874 of the Code is complex and is subject to detailed regulations (the application of which is uncertain in various respects and would be impacted by changes in such U.S. Treasury regulations with possible retroactive effect) and is subject to certain factual uncertainties. Accordingly, there can be no assurances in this regard.

However, even if Rezolve is not subject to the above adverse consequences under Section 7874, Rezolve may be limited in using its equity to engage in future acquisitions of U.S. corporations over a 36-month period following the Business Combination. If Rezolve were to be treated as acquiring substantially all of the assets of a U.S. corporation or U.S. partnership within a 36-month period after the Business Combination, the Section 7874 Regulations would exclude certain shares of Rezolve attributable to the Business Combination for purposes of determining the Section 7874 Percentage of that subsequent acquisition, making it more likely that Section 7874 of the Code will apply to such subsequent acquisition.

See “Material Tax Considerations — Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of Rezolve” for a more detailed discussion of the application of Section 7874 of the Code to the Business Combination. Investors in Rezolve should consult their own advisors regarding the application of Section 7874 of the Code to the Business Combination.

The Business Combination may be treated as a taxable exchange to Holders of Armada Common Stock or warrants.

The Business Combination is intended to qualify as a reorganization under Section 368(a) of the Code, but it is uncertain under applicable law whether it can so qualify.

In order for the Business Combination to so qualify, among other requirements, it is necessary that Rezolve either (i) continue Armada’s historic business or (ii) use a significant portion of Armada’s historic business assets in a business. There is no authority applying this test to the acquisition of a blank check company in a transaction comparable to the Business Combination. Consequently, it is unclear under applicable law whether Armada’s operations and assets acquired in the Business Combination will qualify as a historic business or historic business assets for this purpose. If they do not so qualify, the Business Combination will not qualify as a Reorganization. Additionally, in order for the Business Combination to qualify as a Reorganization, it is necessary that a substantial part of the value of the proprietary interests in Armada be preserved in the Business Combination. It is unclear whether Redemption Rights will be exercised by Armada Public Shareholders to a degree that will, taking into account prior redemptions, prevent a substantial part of the value of the proprietary interests in Armada from being preserved for this purpose. If it is not so preserved, then the Business Combination would not qualify as a Reorganization.

As a result of such uncertainty, no assurances can be provided that the Business Combination will qualify as a reorganization under Section 368(a) of the Code, and no opinion of counsel has or will be provided regarding the qualification of the Business Combination as a reorganization and neither Armada nor Rezolve intends to file the statement described in Treasury Regulation section 1.368-3(a), reporting the Business Combination as a reorganization.

The Excise Tax imposed by the Inflation Reduction Act could be imposed on us in connection with redemptions by us of our shares.

On August 16, 2022, President Biden signed the Inflation Reduction Act (the “IR Act”) into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by a “covered corporation” (which include publicly traded corporations) occurring after December 31, 2022. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The Treasury has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemptions occurring in connection with the Business Combination are generally expected to be subject to the excise tax. However, the extent we would be subject to the excise tax would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, and (ii) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by us and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash held outside of the Trust Account, which we plan to use to complete the Business Combination.

For the avoidance of doubt, the proceeds deposited in the Trust Account and the interest earned thereon will not be used to pay for any excise tax due under the IR Act in connection with any redemptions of public shares made pursuant to the Business Combination. The Company does intend to continue to use the accrued interest in the Trust Account to pay its franchise and income taxes.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

Armada is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined balance sheet as of December 31, 2023 combines the historical balance sheet of Armada and the carve-out consolidated balance sheet of Rezolve on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on December 31, 2023. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 combines the historical statements of operations of Armada and Rezolve on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2023, the beginning of the earliest period presented. For a description of the Business Combination and related transactions please see the section titled “Description of the Transaction” below.

The unaudited pro forma condensed combined balance sheet does not purport to represent, and is not necessarily indicative of, what the actual financial condition of the Combined Company would have been had the Business Combination taken place on December 31, 2023, nor is it indicative of the financial condition of the Combined Company as of any future date. The unaudited pro forma condensed combined statements of operations do not purport to represent, and are not necessarily indicative of, what the actual results of operations of the Combined Company would have been had the Business Combination taken place on January 1, 2023, nor are they indicative of the results of operations of the Combined Company for any future period. The unaudited pro forma condensed combined financial information should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•	the historical audited financial statements of Armada as of, and for the year ended, September 30, 2023 and 2022, included elsewhere in this proxy statement/prospectus;

•	the historical unaudited financial statements for Armada as of and for the quarter ended December 31, 2023, included elsewhere in this proxy statement/prospectus;

•	the historical audited carve-out financial statements of Rezolve as of, and for the year ended, December 31, 2023, included elsewhere in this proxy statement/prospectus; and

•

the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Armada” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rezolve.”

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions. It has been prepared in accordance with Article 11 of Regulation S-X and is for informational purposes only and is subject to a number of uncertainties and assumptions as described in the accompanying notes. The pro forma financial information reflects transaction related adjustments management believes are necessary to present fairly Rezolve’s pro forma results of operations and financial position following the closing of the Business Combination and related transactions as of and for the periods indicated. The related transaction accounting adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report Rezolve’s financial condition and results of operations as if the Business Combination was completed. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Armada believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

Accounting for the Business Combination

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with accounting principles generally accepted in the United States of America. Under this method of accounting, Armada will be treated as the acquired company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Rezolve issuing shares for the net assets of Armada, accompanied by a reverse recapitalization.

Rezolve has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	Rezolve’s shareholders will have majority of the voting power under both the minimum redemption and maximum redemption scenarios described below;

•	Rezolve will appoint majority of the directors of Rezolve AI PLC;

•	Rezolve’s existing management will comprise the management of Rezolve AI PLC;

•	Rezolve’s operations will comprise the ongoing operations of Rezolve AI PLC;

•	Rezolve is the larger entity based on historical revenues and business operations; and

•	Rezolve AI PLC will continue to use Rezolve’s name and Rezolve’s headquarters in London.

Basis of Pro Forma Presentation

Pursuant to the Current Charter, Armada’s public stockholders may demand that Armada redeem their shares of common stock for cash if the Business Combination is consummated, irrespective of whether they vote for or against the Business Combination. If a public stockholder properly demands redemption of their shares, Armada will redeem each share for cash equal to the public stockholder’s pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination.

The unaudited pro forma condensed combined financial information contained herein assumes that Armada’s public stockholders approve the Business Combination. Armada cannot predict how many of its public stockholders will exercise their right to redeem their Armada common stock for cash. Therefore, the unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of Armada common stock:

•

Assuming Minimum Redemptions: This scenario gives effect to Armada Share Redemptions of 13,582,313 shares of Armada common stock for aggregate redemption payments of approximately $139.4 million at a aggregate redemption price of approximately $10.26 per share based on the investments held in the Trust Account. This scenario also assumes (i) that the Charter Limitation Amendment proposal is approved and implemented, and (ii) the satisfaction or waiver of the condition to closing of the Business Combination under the Business Combination Agreement that the Rezolve Ordinary Shares held by the existing Rezolve Shareholders and those to be issued in connection with the Merger have been approved for listing on Nasdaq (subject to official notice of issuance). Armada cannot assure you that the Nasdaq Closing Condition or, if the Charter Limitation Amendment Proposal is not approved and implemented, the Charter Limitation will be satisfied without additional third-party financing through issuance of equity by Armada sufficient to satisfy the Charter Limitation. In the absence of such additional third-party financing, the Charter Limitation in the Armada Charter would prohibit Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001 immediately prior to or upon consummation of its initial business combination.

Armada currently has net tangible assets that are less than $5,000,001 on a pro forma basis and will be precluded from consummating the Business Combination, unless the Charter Limitation Amendment Proposal is approved and implemented or third-party financing is obtained through the issuance of equity by Armada sufficient to satisfy the Charter Limitation. The Business Combination Agreement was amended to eliminate the condition that upon the closing, and after giving effect to the Pre-Closing Demerger, the Company Reorganization, the Merger and the Promissory Note, Rezolve will have net tangible assets of at least $5,000,001.

•

Assuming Maximum Redemptions: This scenario assumes that all shares of Armada common stock are redeemed for their pro rata share of the cash in the Trust Account in connection with the Armada Share Redemptions. This scenario gives effect to Armada Share Redemptions of 1,417,687 shares of Armada common stock for aggregate redemption payments of $15,554,172 at a redemption price of approximately $10.97 per share based on the investments held in the Trust Account as of December 31, 2023. This scenario also assumes (i) that the Charter Limitation Amendment Proposal is approved and implemented, and (ii) the satisfaction or waiver of the condition to closing of the Business Combination under the Business Combination Agreement that the Rezolve Ordinary Shares held by the existing Rezolve Shareholders and those to be issued in connection with the Merger have been approved for listing on Nasdaq (subject to official notice of issuance). Armada cannot assure you that the Nasdaq Closing Condition or, if the Charter Limitation Amendment Proposal is not approved and implemented, the Charter Limitation will be satisfied without additional third-party financing through the issuance of equity by Armada sufficient to satisfy the Charter Limitation. In the absence of such additional third-party financing, the Charter Limitation in the Armada Charter would prohibit Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001 immediately prior to or upon consummation of its initial business combination. Armada currently has net tangible assets that are less than $5,000,001 on a pro forma basis and will be precluded from consummating the Business Combination, unless the Charter Limitation Amendment Proposal is approved and implemented or third party financing is obtained through the issuance of equity by Armada sufficient to satisfy the Charter Limitation. The Business Combination Agreement was amended to eliminate the condition that upon the closing, and after giving effect to the Pre-Closing Demerger, the Company Reorganization, the Merger and the Promissory Note, Rezolve will have net tangible assets of at least $5,000,001.

Description of the Transaction

Business Combination

A summary of the Business Combination and related transactions is as follows:

•	Under the Business Combination Agreement:

(i)

a pre-Closing demerger (the “Pre-Closing Demerger”) of Rezolve Limited will be effected pursuant to UK legislation under which (a) part of Rezolve Limited’s business and assets (being all of its business and assets except for shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (b) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited, and (c) Rezolve Limited will then be wound up; and

(ii)

a company reorganization will be effected whereby the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed and steps taken such that immediately following such steps each Company Shareholder will hold his, her or its applicable pro rata portion of the aggregate stock consideration (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) in accordance with the terms and conditions set forth in the Business Combination Agreement (such steps and any additional necessary steps being collectively referred to as the “Company Reorganization”).

•

Pursuant to the Business Combination Agreement, following the Company Reorganization: among other things, Armada will merge with and into Rezolve Merger Sub, with Armada continuing as the surviving entity. Following completion of the merger described above, Armada will be a wholly-owned subsidiary of Rezolve, and each issued and outstanding security of Armada will be exchanged for securities of Rezolve. See the sections in this summary entitled “The Business Combination Proposal” for more information.

•

Under the Business Combination Agreement, upon the consummation of the Merger, each Armada Unit will be automatically detached and the holder thereof will exchange one share of Armada Common Stock for one Rezolve Ordinary Share and one half of one Armada Warrant for one half of one Rezolve Warrant. Each outstanding share of Armada Common Stock will be exchanged for one Rezolve Ordinary Share, and each outstanding Armada Warrant will be exchanged for a Rezolve Warrant that will entitle the holder to purchase one Rezolve Ordinary Share in lieu of one share of Armada Common Stock and otherwise on substantially the same terms and conditions as the Armada Warrants.

Closing Conditions

The consummation of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including: (a) no order, judgement, injunction or law being issued by any court prohibiting the consummation of the Business Combination; (b) the registration statement of Rezolve shall have become effective; (c) Armada’s stockholders shall have approved, among other things, the Business Combination; (d) written consent of the requisite stockholders of Rezolve shall have been given; (e) the Pre-Closing Demerger, Company Reorganization and Merger shall have occurred; (f) the expiration or termination of any applicable waiting period under applicable anti-trust laws; (g) the Ordinary Shares of Rezolve being listed on The Nasdaq Stock Market LLC or other applicable national exchange as of the Closing Date; (h) the Rezolve Incentive Equity Plan shall have been adopted and (i) the parties shall have become parties to the Investor Rights Agreement.

Armada cannot assure you that the Nasdaq Closing Condition will be satisfied without additional third-party financing, which may involve dilutive equity issuances or the incurrence of indebtedness at higher-than-desirable levels. Rezolve’s eligibility for listing on Nasdaq may depend on the number of shares of Armada Common Stock that are redeemed in connection with the Business Combination, and Rezolve’s ability to satisfy initial listing criteria, including certain financial and liquidity measures. In certain high redemption scenarios, Rezolve may not be able to satisfy the minimum financial and liquidity measures under any of the initial listing standards, the Nasdaq Listing Condition may not be satisfied, and Armada would be unable to consummate the Business Combination without a waiver of the Nasdaq Listing Condition by Rezolve or additional third-party financing.

Even if the Nasdaq Listing Condition is met or, if not met, waived by Rezolve, the Charter Limitation in the Armada Charter would prohibit Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001 immediately prior to or upon consummation of its initial business combination. Armada currently has net tangible assets that are less than $5,000,001 on a pro forma basis and will be precluded from consummating the Business Combination, unless the Charter Limitation Amendment Proposal is approved and implemented or third-party financing is obtained through the issuance of equity by Armada sufficient to satisfy the Charter Limitation.

Pro Forma Ownership

The number of shares issued in Rezolve AI Limited to the shareholders of Rezolve Limited pursuant to the Pre-Closing Demerger is expected to be in the order of 1 share in Rezolve for each 6.13 shares held in Rezolve Limited but this will be subject to final determination at the time of the Pre-Closing Demerger. This adjustment in share numbers will enable the issue of the appropriate number of shares in Rezolve so that each Company Shareholder will after the Pre-Closing Demerger and the Company Reorganization hold his, her or its applicable pro rata portion of the aggregate stock consideration in accordance with the terms of the Business Combination Agreement.

The following summarizes the pro forma shares of Rezolve AI PLC common stock issued and outstanding immediately after the Closing, presenting the two redemption scenarios:

	Assuming minimum Redemptions	Assuming Max Redemptions
Rezolve Equity holders	166,355,973	166,355,973
Public Stockholders	1,417,687	—
Founder and Private Placement Shares(1)	5,709,500	5,709,500
PIPE Investors	—	—
Armada Public Warrants	7,500,000	7,500,000
Advanced subscription agreements	10,783,484	10,783,484
Convertible notes	9,814,940	9,814,940
Options and warrants	10,620,722	10,620,722

Total Shares	212,202,306	210,784,619

(1)

Represents the number of shares of Rezolve AI PLC allocated in respect of (i) the 459,500 Private Placement Shares, (ii) 4,882,500 Founder Shares, (iii) 205,000 shares held by Armada’s directors and officers and (iv) 162,500 shares held by EarlyBirdCapital, Inc. In connection with Armada’s extension of the deadline by which it has to consummate a business combination, on January 20, 2023, Armada and its Sponsor, entered into certain Non-Redemption Agreements with one or more Non-Redeeming Stockholders in exchange for the Non-Redeeming Stockholders agreeing not to redeem Armada’s public shares at the 2023 annual meeting of stockholders called by the Company at which the extension proposal was approved. The Non-Redemption Agreements provide for the allocation of up to 713,057 Founders Shares (without giving effect to any adjustments in respect of the Closing of the Business Combination) to the Non-Redeeming Stockholders, which shares will be transferred to the Non-Redeeming Stockholders at the closing of the Business Combination, among satisfaction of other conditions; however, subsequent to Armada’s 2023 annual meeting of stockholders, the Non-Redeeming Stockholders may elect to redeem any public shares held. The Polar Subscription Agreement, which was entered into effective as of December 12, 2023, provides that Polar will make certain Investor Capital Contributions from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide certain Investor Capital Contributions, (i) the Sponsor will transfer 880,000 Founders Shares (without giving effect to any adjustments in respect of the Closing of the Business Combination) to Polar at the closing of its initial business combination; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contributions at the closing of an initial business combination. On April 18, 2024, the Armada entered into a subscription agreement with an entity related to the Sponsor pursuant to which (i) the entity funded $33,008 to the Sponsor which is to be returned to the entity by the Sponsor promptly following the closing of the initial business combination and (ii) as an inducement for the investment, the Sponsor allocated 33,000 Founder Shares to the entity. The funds received from the entity were loaned by the Sponsor to Armada.

If these assumptions are ultimately incorrect, the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and such differences could be material. Additionally, the number of shares issued or issuable pursuant to the Employee Share Ownerships Plans and their accounting impact were considered for the purposes of these pro forma condensed combined financial statements, but no adjustments were required to be made in respect thereof in these unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

FOR THE YEAR ENDED DECEMBER 31, 2023

			Assuming Minimum Redemptions			Assuming Maximum Redemptions
	Rezolve AI Limited and Subsidiaries (Historical as of 12/31/2023	Armada Acquisition Corp. I (Historical as of 12/31/2023)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$10,441	$54,405	(31,530,000)	(a)	$—			—
			(3,100,000)	(a)
			(5,132,351)	(b)
			(1,394,287)	(c)
			(2,776,600)	(d)
			43,868,392	(e)
Accounts receivable, net	12,534	—			12,534			12,534
Prepaid expenses and other current assets	299,013	13,534			312,547			312,547

Total current assets	321,988	67,939	(64,846)		325,081	—		325,081
Property and equipment, net	79,593	—			79,593			79,593
Goodwill and Intangible assets, net	2,134,903	—			2,134,903			2,134,903
Intangible assets, net Investment and investment held in trust account, net	—	25,871,565	(15,554,172)	(e)	—			—
			(10,317,393)	(f)

Total assets	$2,536,484	$25,939,504	(25,936,411)		$2,539,577	$—		$2,539,577

Liabilities and Equity
Current liabilities:
Short term debt	—				—			—
Bank overdraft	—	—	28,314,220	(e)	28,417,394	15,554,172	(q)	44,127,108
			103,174	(f)		155,542	(s)
Short term debt - related party	6,225,815	—	(5,587,343)	(g)	638,472	—		638,472
Accounts payable	4,997,159	5,132,351	(5,132,351)	(b)	4,997,159			4,997,159
Due to related party	350,120	—			350,120			350,120
Taxes payable	—	1,394,287	(1,394,287)	(c)	—	155,542	(r)	—
			103,174	(f)		(155,542)	(s)
			(103,174)	(f)

			Assuming Minimum Redemptions			Assuming Maximum Redemptions
	Rezolve AI Limited and Subsidiaries (Historical as of 12/31/2023	Armada Acquisition Corp. I (Historical as of 12/31/2023)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Promissory Notes-Related Party	—	2,776,600	(2,776,600)	(d)	—			—
Ordinary shares payable	8,223,928		(8,223,928)	(h)	—			—
Subscription agreement liability, net	—	6,752			6,752			6,752
Accrued expenses and other payables	4,492,790	—	—		4,492,790			4,492,790
Share-based payment liability	1,311,028	—	—		1,311,028			1,311,028
Convertible debt	31,220,528	—	(31,220,528)	(i)	—			—

Total current liabilities	56,821,368	9,309,990	(25,917,643)		40,213,715	15,709,714		55,923,429
Deferred tax liability	—	—			—			—

Total liabilities	$56,821,368	$9,309,990	(25,917,643)		$40,213,715	$15,709,714		$55,923,429
Commitments and Contingencies
Common stock subject to possible redemption, 15,000,000 shares at redemption value of $10.20 per share at December 31, 2023		25,784,690	(10,317,393)	(f)	—			—
			(15,467,297)	(j)

	—	25,784,690	(25,784,690)		—	—		—
Stockholders' Equity:
Ordinary shares
Shares issued and outstanding as of December 31, 2023 - 932,969,424; as of December 31, 2022 - 927,806,159 at par value £0.0001	127,310	—	1,374	(g)	142,594	(103)	(p)	142,491
			863	(i)
			1,269	(h)
			39	(k)
			3,868	(l)
			103	(j)
			303	(k)
			7,464	(n)

			Assuming Minimum Redemptions			Assuming Maximum Redemptions
	Rezolve AI Limited and Subsidiaries (Historical as of 12/31/2023	Armada Acquisition Corp. I (Historical as of 12/31/2023)	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Series A shares issued and outstanding as of December 31, 2023 and December 31, 2022 - 28,039,517 nil at par value £0.0001	3,868	—	(3,868)	(l)	—			—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 5,709,500 shares issued and outstanding		570	(570)	(k)	—			—
Additional paid-in capital	172,204,832	159,034	(31,530,000)	(a)	231,315,991	(15,554,069)	(p)	215,761,922
			5,585,968	(g)
			31,219,665	(i)
			8,222,659	(h)
			531	(k)
			15,467,194	(j)
			3,062,197	(m)
			36,731,490	(n)
			(9,314,780)	(o)
			(492,800)	(p)
Stock subscription receivable	(178,720)	—			(178,720)			(178,720)
Accumulated deficit	(226,291,430)	(9,314,780)	(3,100,000)	(a)	(268,803,258)	(155,542)	(s)	(268,958,800)
			(103,174)	(f)
			(3,062,500)	(m)
			(36,738,954)	(n)
			9,314,780	(o)
			492,800	(p)
Accumulated other comprehensive loss	(150,744)	—	—		(150,744)			(150,744)

Total shareholders' equity (deficit)	$(54,284,884)	$(9,155,176)	25,765,922		$(37,674,138)	$(15,709,714)		$(53,383,851)

Total liabilities and shareholders' equity	$2,536,484	$25,939,504	(25,936,411)		$2,539,577	$—		$2,539,577

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2023

			Assuming No Redemptions			Assuming Maximum Redemptions
	Rezolve AI Limited and Subsidiaries (Year ended December 31, 2023)	Armada Acquisition Corp. I (Year ended December 31, 2023)	Transaction Accounting Adjustments		Pro Forma Consolidated	Transaction Accounting Adjustments		Pro Forma Consolidated
Revenue	$145,051	$—			$145,051			$145,051
Operating expenses
Cost of sales	34,791	—			34,791			34,791
Stock-based compensation	—	240,691	(240,691)	(aa)	—			—
Sales and marketing expense	6,731,254	—	4,599,000	(bb)	11,330,254			11,330,254
General and administrative expenses	17,986,528	—	2,988,740	(aa)	56,177,722			56,177,722
			32,139,954	(bb)
			3,062,500	(cc)
Formation cost	—	2,748,049	(2,748,049)	(aa)	—			—
Other operating costs and expenses	1,156,316				1,156,316			1,156,316
Depreciation and amortization expenses	242,436	—			242,436			242,436
Impairment of customer list	—	—			—			—
Impairment of goodwill	—	—			—			—

Total operating expenses	26,151,325	2,988,740	39,801,454		68,941,519	—		68,941,519
Loss from operations	$(26,006,274)	$(2,988,740)	$(39,801,454)		$(68,796,468)	$—		$(68,796,468)

Other (expense) income
Interest expense	(4,791,782)	(5,387)	(492,800)	(dd)	(5,289,969)			(5,289,969)
Interest income		2,129,423	(2,129,423)	(ee)	—			—
Other non-operating income (expense), net	125,366	—	(2,100,000)	(ff)	(1,974,634)			(1,974,634)

Total other (expenses) / income, net	(4,666,416)	2,124,036	(4,722,223)		(7,264,603)	—		(7,264,603)
Income (loss) before taxes	(30,672,690)	(864,704)	(44,523,677)		(76,061,071)	—		(76,061,071)
Provision for income taxes	(63,408)	(422,787)	422,787	(gg)	(166,582)	(155,542)	(ii)	(322,124)
			(103,174)	(hh)

Net (loss) income	$(30,736,098)	$(1,287,491)	$(44,204,064)		$(76,227,653)	$(155,542)		$(76,383,195)

Earnings Per Share
Weighted average shares of Rezolve common stock used in computing net loss per share, basic and diluted	927,204,508
Basic and diluted weighted average shares outstanding	(0.03)
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption		8,770,367
Net loss per share, basic and diluted		(0.05)

			Assuming No Redemptions		Assuming Maximum Redemptions
	Rezolve AI Limited and Subsidiaries (Year ended December 31, 2023)	Armada Acquisition Corp. I (Year ended December 31, 2023)	Transaction Accounting Adjustments	Pro Forma Consolidated	Transaction Accounting Adjustments	Pro Forma Consolidated
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption		5,709,500
Net loss per share, basic and diluted		(0.05)
Proforma Basic and diluted weighted average shares outstanding, common stock subject to possible redemption				204,702,306		203,284,619
Proforma Net loss per share, basic and diluted				(0.37)		(0.38)

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED

Note 1—Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with GAAP. Under this method of accounting, Armada will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on evaluation of the following facts and circumstances: (i) Rezolve’s shareholders will have majority of the voting power under both the minimum redemption and maximum redemption scenarios; (ii) Rezolve will appoint the majority of the board of directors of Rezolve AI PLC; (iii) Rezolve’s existing management will comprise the management of Rezolve AI PLC; (iv) Rezolve will comprise the ongoing operations of Rezolve AI PLC; (v) Rezolve is the larger entity based on historical revenues and business operations; and (vi) Rezolve AI PLC will continue to use Rezolve’s name and Rezolve’s headquarters in London. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Rezolve issuing shares for the net assets of Armada, accompanied by a recapitalization. The net assets of Armada will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Rezolve. Operations prior to the Business Combination will be those of Rezolve.

The unaudited pro forma condensed combined balance sheet as of December 31, 2023 presents the pro forma effect of the Business Combination and related transactions as if they had occurred on December 31, 2023. The unaudited pro forma condensed combined statements of operations for the year ended ended December 31, 2023 presents the pro forma effect of the Business Combination and related transactions as if they had been completed on January 1, 2023. These periods are presented on the basis of Rezolve as the accounting acquirer.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•	the historical audited financial statements of Armada as of and for the year ended September 30, 2023 and 2022, included elsewhere in this proxy statement/prospectus;

•	the historical unaudited financial statements for Armada as of and for the quarter ended December 31, 2023, included elsewhere in this proxy statement/prospectus;

•	the historical audited carve-out financial statements of Rezolve as of, and for the year ended, December 31, 2023, included elsewhere in this proxy statement/prospectus; and

•

the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Armada” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rezolve.”

Management has made significant estimates and assumptions in its determination of the pro forma adjustments (“Transaction Accounting Adjustments”). As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The pro forma financial information reflects transaction related adjustments management believes are necessary to present fairly Rezolve’s pro forma results of operations and financial position following the closing of the Business Combination and related transactions as of and for the periods indicated. The related transaction accounting adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report Rezolve’s financial condition and results of operations as if the Business Combination was completed. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions contemplated based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of Rezolve PLC. They should be read in conjunction with the audited financial statements and notes thereto of each of Armada and Rezolve included elsewhere in this proxy statement/prospectus.

Note 2—Unaudited pro forma condensed combined balance sheet adjustments

The pro forma adjustments to the unaudited pro forma condensed combined balance sheet as of December 31, 2023 are as follows:

(a)

Reflects the estimated transaction costs incurred including, but not limited to advisory fees, legal fees and demerger costs that will be paid in connection with the consummation of the Business Combination.

•	Fees. Fee payments of an aggregate of approximately $31.5 million to CCM, Northland and Cantor Fitzgerald due upon Closing of the Business Combination.

•	Demerger and Liquidation costs of approximately $3.1 million.

(b)	Reflects the settlement of Accounts payable of Armada primarily due to legal costs of the Business Combinations.

(c)	Reflects the payment of taxes payable using interest earned on cash held in trust.

(d)	Reflects the repayment of the Promissory note in Armada.

(e)

Reflects the withdrawals of cash from the Trust Account, excluding the redemptions in note (f). The Charter Limitation in the Armada Charter would prohibit Armada from closing the Business Combination if has net tangible assets less than $5,000,001 immediately prior to or upon consummation of its initial business combination. Armada currently has net tangible assets that are less than $5,000,001 and will be precluded from consummating the Business Combination, unless the Charter Limitation Amendment Proposal is approved and implemented or third-party financing is obtained through the issuance of equity by Armada sufficient to satisfy the Charter Limitation. The Business Combination Agreement was amended to eliminate the condition that upon the closing, and after giving effect to the Pre-Closing Demerger, the Company Reorganization, the Merger and the Promissory Note, Rezolve will have net tangible assets of at least $5,000,001. Armada did not present the Charter Limitation Amendment Proposal at the August special meeting of stockholders because the requirement in the Armada Charter to have net tangible assets of $5,000,001 is a condition to consummating a business combination. As such, Armada is presenting the Charter Limitation Amendment Proposal in this proxy statement/prospectus in connection with the special meeting at which the Business Combination is being approved. The Charter Limitation Amendment Proposal is not conditioned on any other proposal, though the Charter Limitation Amendment contemplated by the Charter Limitation Amendment Proposal will be adopted only if the Business Combination Proposal is approved.

(f)	Reflects the redemption of 945,662 shares of a total of 2,363,349, in February 2024.

(g)	Reflects the conversion of short-term convertible debt into Rezolve Common stock at $1 per loan note to a 50% discount to the pre-equity consummation of the Business Combination.

(h)	Reflects the conversion of the ordinary shares payable under the rights issue upon the completion of the reorganization immediately before listing.

(i)

Reflects the conversion of short-term convertible debt into Rezolve Common stock at $1 per loan note to a 5% discount to the pre-equity consummation of the Business Combination. Reflects the conversion of long-term convertible debt at the close of the Business Combination at $1 per loan note with a discount of 0.7 to the pre-IPO share price of the Combined Company’s ordinary shares. A corresponding increase in Rezolve’s ordinary shares (at the nominal share value of £0.0001 per share), is reflected, with the remainder captured in Rezolve’s additional paid-in capital.

(j)

Reflects the exchange of Armada Common Stock having a nominal value of $0.0001 per share into the Combined Company’s ordinary shares of £0.0001 per share, with the remainder captured in Rezolve’s additional paid-in capital.

(k)	Reflects the conversion of Armada redeemable stock into Rezolve ordinary shares under the minimum redemption scenarios.

(l)

Pursuant to the Business Combination, each outstanding share of Rezolve’s Series A Preferred Stock will automatically convert into one Rezolve ordinary share and thereafter the ordinary shares will be the subject of the Company Reorganization. As a result, the adjustments reflect the reduction in Rezolve’s Series A shares, and a corresponding increase in Rezolve’s ordinary shares.

(m)	Reflects the issuance of 2.5 million ordinary shares at a valuation of $1.23 for employee shares options that vest immediately upon close of the Business Combination.

(n)

Reflects the grant of 58.3 million ordinary shares at a valuation of $0.63 for employee shares that will trigger a grant upon amending the articles of the company, anticipated before the close of the Business Combination.

(o)	Elimination of historical retained earnings of Armada as part of the acquisition accounting.

(p)	Issuance of Sponsor’s Founders Shares to Polar Asset Management reflected at $0.56 per share based on a valuation obtained as of June 1, 2023.

(q)	Reflects the return of Armada redeemable stock under the maximum redemption scenarios.

(r)	Reflects the adjustment to accrue excise taxes payable on the maximum redemptions scenario.

(s)	Reflects the cash paid for additional excise taxes triggered by redemptions under the maximum redemptions scenario.

Unaudited pro forma condensed combined statements of operations adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 are as follows:

(aa)	Reflects a reclassification of Armada costs to conform with S-X 5-03.

(bb)

Reflects the grant of 58.3 million ordinary shares at a valuation of $0.63 for employee shares. Upon amending the articles of the company, anticipated before the close of the Business Combination), a grant date will be triggered.

(cc)	Reflects the issuance of 2.5 million ordinary shares at a valuation of $1.23 for employee shares options that vest immediately upon close of the Business Combination.

(dd)	Issuance of Sponsor’s Founders Shares to Polar Asset Management reflected at $0.56 per share based on a valuation obtained as of June 1, 2023.

(ee)	Reflects the adjustment to eliminate the interest income earned assuming the Business Combination completed on January 1, 2023.

(ff)	Reflects the estimated costs of the Pre-Closing Demerger that will be paid in connection with the consummation of the Business Combination. This is a non-recurring item.

(gg)	Reflects the adjustment to eliminate the taxes payable on interest income that would have not been incurred given the Business Combination completed on January 1, 2023.

(hh)	Reflects the adjustment to accrue excise taxes payable on the February 2024 redemptions.

(ii)	Reflects the adjustment to accrue excise taxes payable on the maximum redemptions scenario.

Note 4—Earnings per Share

Represents the net earnings per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2023. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable in connection with the Business Combination have been outstanding for the entire period presented. If the maximum number of shares of common stock of Armada are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

SPECIAL MEETING OF ARMADA STOCKHOLDERS

General

This proxy statement/prospectus is being provided to Armada stockholders as part of a solicitation of proxies by the Board for use at the Special Meeting of Stockholders to be held on July 30, 2024, and at any adjournment or postponement thereof. This proxy statement/prospectus contains important information regarding the Special Meeting, the proposals on which you are being asked to vote and information you may find useful in determining how to vote and voting procedures. The Special Meeting will be held in virtual format only. You will not be able to attend the Special Meeting in person. The access information for the virtual Special Meeting is as follows:

Telephone Access (listen-only):	+1 (877) 770-3647 (U.S. and Canada); or
+1 (312) 780-0854 (outside of the U.S. or Canada)
Passcode for Telephone Access:	3169643#
Webcast Access:	https://www.cstproxy.com/armadaacqi/ext2024

This proxy statement/prospectus is being first mailed on or about July 10, 2024 to all stockholders of record of Armada as of July 3, 2024, the record date for the Special Meeting. Stockholders of record who owned Armada Common Stock at the close of business on the record date are entitled to receive notice of, attend and vote at the Special Meeting. On the record date, there were 7,127,187 shares of Armada Common Stock and Founder Shares outstanding and entitled to vote at the Special Meeting.

Date, Time and Place

The Special Meeting will be held on July 30, 2024, at 10:00 a.m., Eastern Time, via webcast at https://www.cstproxy.com/armadaacqi/ext2024, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. The Special Meeting will be conducted exclusively via live webcast and so stockholders will not be able to attend the meeting in person. Stockholders may attend the Special Meeting online and vote at the Special Meeting by visiting https://www.cstproxy.com/armadaacqi/ext2024 and entering your 12-digit control number, which is either included on the proxy card you received or obtained through Continental Stock Transfer & Trust Company.

Registering for the Special Meeting

Any stockholder wishing to attend the virtual meeting can pre-register to attend the virtual meeting starting on July 25, 2024, at 10:00 a.m. Eastern Time. To vote upon the proposals included in this proxy statement/prospectus, please follow these instructions as applicable to the nature of your ownership of Armada Common Stock:

•

To vote using the proxy card, simply complete, sign, date and return the proxy card pursuant to the instructions on the card. If you return your signed proxy card before the Special Meeting, we will vote your shares as directed.

•

To vote over the telephone, dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and control number from the Notice. Your telephone vote must be received by 11:59 p.m. Eastern Time on July 29, 2024 to be counted.

•

To vote through the Internet before the meeting, go to https://www.cstproxy.com/armadaacqi/ext2024 and follow the on-screen instructions. Your Internet vote must be received by 11:59 p.m., Eastern Time July 29, 2024 to be counted.

•

To vote through the Internet during the meeting, please visit https://www.cstproxy.com/armadaacqi/ext2024 and have available the 12-digit control number included in your Notice, on your proxy card or on the instructions that accompanied your proxy materials.

Purpose of the Armada Special Meeting

At the Special Meeting, Company stockholders will vote on the following proposals:

•

Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to adopt and approve the Business Combination including the Business Combination Agreement, by and among Armada, Rezolve Limited, Rezolve, and Rezolve Merger Sub, pursuant to which Armada, Rezolve and Rezolve Merger Sub will effect a series of transactions including, among other things:

(i)

the Pre-Closing Demerger of Rezolve Limited will be effected pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited, and (z) Rezolve Limited will then be wound up;

(ii)

a company reorganization will be effected whereby the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed and steps taken such that immediately following such steps each Company Shareholder will hold his, her or its applicable pro rata portion of the aggregate stock consideration (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) in accordance with the terms and conditions set forth in the Business Combination Agreement (such steps and any additional necessary steps being collectively referred to as the “Company Reorganization”); and

(iii)

following the Company Reorganization: (a) Rezolve Merger Sub shall be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger as a subsidiary of Rezolve; and (b) Armada shall loan all of its remaining cash in the Trust Account to Rezolve in exchange for the Promissory Note, to enable Rezolve to fund working capital and transaction expenses. Each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Ordinary Share of Rezolve.

As part of the Business Combination Proposal, stockholders are also being asked to consider and vote on the approval of an amendment to Escrow Agreement to allow Continental Stock Transfer & Trust Company to distribute certain of the Escrow Shares prior to the expiration of the Escrow Period.

•

Proposal No. 2 — The Nasdaq Proposal — to consider and vote upon a proposal to adopt and approve, for the purposes of complying with the applicable listing rules of Nasdaq, the issuance of Rezolve Shares in connection with the Business Combination Agreement, including the Company Reorganization, the conversion of the Convertible Notes and, to the extent applicable, the Merger, in each case, as required by Nasdaq listing requirements;

•

Proposal No. 3 — The Incentive Equity Plan Proposal — to consider and vote upon a proposal to adopt and approve, the Rezolve Incentive Equity Plan, which will become effective on or before the Closing Date and will be used by Rezolve following the Closing;

•

Proposal No. 4 — The Charter Limitation Amendment Proposal — to consider and vote upon a proposal to amend the Armada Charter to eliminate from the Armada Charter the limitation that Armada may not consummate a business combination to the extent Armada would have net tangible assets of less than $5,000,001 immediately prior to or upon consummation of a business combination in order to allow Armada to consummate the Business Combination irrespective of whether Armada would exceed the Charter Limitation; and

•	Proposal No. 5 — Adjournment Proposal — To approve, if necessary, the adjournment of the Special Meeting to a later date or dates to permit further solicitation and votes of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal or the Charter Limitation Amendment Proposal. This proposal will only be presented at the Special Meeting if there are not sufficient votes to approve the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal or the Charter Limitation Amendment Proposal.

Recommendation of the Armada Board of Directors

Our Board believes that each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal to be presented at the Special Meeting is in the best interests of Armada and its stockholders and recommends that its stockholders vote “FOR” each of the proposals.

In considering the recommendation of Armada’s Board that Armada’s stockholders vote in favor of the Business Combination Proposal, stockholders should be aware that aside from their interests as stockholders, the directors and officers of Armada have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Armada’s Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things:

•

As a result of multiple business affiliations, Armada’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, the Armada Charter provides that, unless otherwise agreed to in a contract with Armada, Armada renounced its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Armada and such opportunity is one Armada is legally and contractually permitted to undertake and would otherwise be reasonable for Armada to pursue. Such pre-existing fiduciary duties and contractual obligations did not materially affect Armada’s search for an acquisition target, in each case, because the affiliated companies are generally closely held entities controlled by such officer or director and the nature of the affiliated companies’ respective businesses were such that it was unlikely that a conflict would arise;

•	the fact that Armada’s Sponsor has agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination, as provided in the Armada Letter Agreement;

•

the fact that Armada’s Sponsor has agreed to advance any funds necessary to complete a liquidation of Armada and not to seek repayment for such expenses if Armada fails to complete an initial business combination by the applicable deadline and its remaining net assets are insufficient to complete such liquidation;

•

if the Trust Account is liquidated, including in the event Armada is unable to complete an initial business combination within the required time period, Armada’s Sponsor has agreed to indemnify Armada to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Armada has entered into an acquisition agreement or claims of any third party (other than Armada’s independent public accountants) for services rendered or products sold to Armada, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•	the continued indemnification of Armada’s existing directors and officers and the continuation of Armada’s directors’ and officers’ liability insurance after the Business Combination;

•

the fact that Stephen Herbert and Douglas Lurio will be appointed as board members of Rezolve after the Business Combination and shall be entitled to receive compensation for serving on the board of directors of Rezolve after the Business Combination;

•

the fact that Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), served as a financial advisor and capital markets advisor to Armada in connection with the Business Combination in consideration for the payment of $3,375,000 in deferred fees from Armada’s initial public offering, a capital markets advisory fee of $3,000,000 and a financial advisory fee of $8,750,000 and the reimbursement of expenses incurred in connection with its services and the agreement by Armada to indemnify CCM for certain liabilities arising out of the engagement, and is an affiliate of a passive member of Armada’s Sponsor;

•

the fact that Armada’s Sponsor, officers and directors will lose their investment in their Founder Shares if an initial business combination is not consummated by the applicable deadline. On February 3, 2021, the Sponsor paid $25,000, or approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 shares of Armada Common Stock. On June 16, 2021, the Sponsor purchased an additional 700,000 shares of Armada Common Stock at a purchase price of $0.006 per share, or an aggregate $4,070, and transferred 50,000 shares to its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. On July 23, 2021, the Sponsor purchased an additional 1,200,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $6,975, resulting in the Sponsor holding an aggregate of 6,007,500 shares of common stock and the Chief Executive Officer, President and independent directors holding an aggregate of 205,000 shares of common stock (such shares, collectively, the “Founder Shares”). On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in 1,125,000 founder shares forfeited to Armada for no consideration. The 4,882,500 Founder Shares owned by the Sponsor and the 205,000 Founder Shares held by Armada’s chief executive officer, president and independent directors would have had an aggregate market value of approximately $55,904,625 and $2,347,250, respectively, based upon the closing price of $11.45 per public share on the Nasdaq on June 20, 2024, the most recent practicable date prior to the date of this proxy statement/prospectus. Additionally, the Sponsor, officers and directors do not currently have any unreimbursed out-of-pocket expenses in connection with the Business Combination; however, in connection with Armada’s extension of the deadline by which it has to consummate a business combination, on January 20, 2023, Armada and its Sponsor, entered into certain Non-Redemption Agreements with one or more Non-Redeeming Stockholders in exchange for the Non-Redeeming Stockholders agreeing not to redeem Armada’s public shares at the 2023 annual meeting of stockholders called by Armada at which the extension proposal was approved. The Non-Redemption Agreements provide for the allocation of up to 713,057 Founders Shares to the Non-Redeeming Stockholders, which shares will be transferred to the Non-Redeeming Stockholders at the closing of the Business Combination, among satisfaction of other conditions; however, subsequent to Armada’s 2023 annual meeting of stockholders, the Non-Redeeming Stockholders may elect to redeem any public shares held. Other than the 713,057 Founder Shares to be transferred to the Non-Redeeming Stockholders at Closing, no additional consideration was provided in exchange for the Non-Redeeming Stockholders entry into the Non-Redemption Agreements. Effective December 12, 2023, Armada and the Sponsor entered into the Polar Subscription Agreement with Polar, an unaffiliated third party of the Company, pursuant to which Polar agrees to make the Investor Capital Contribution from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide certain Investor Capital Contributions, (i) the Sponsor will transfer 880,000 shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contributions at the closing of an initial business combination. On April 18, 2024, the Armada entered into a subscription agreement with an entity related to the Sponsor pursuant to which (i) the entity funded $33,008 to the Sponsor which is to be returned to the entity by the Sponsor promptly following the closing of the initial business combination and (ii) as an inducement for the investment, the Sponsor allocated 33,000 Founder Shares to the entity. The funds received from the entity were loaned by the Sponsor to Armada; and

•

the fact that, based on the difference in the purchase price of approximately $0.006 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per unit sold in Armada’s initial public offering, the Sponsor may earn a positive rate of return on their investment even if the share price of Rezolve Ordinary Shares falls significantly below the per share value implied in the Business Combination of $10.00 per share and the public stockholders of Armada experience a negative rate of return.

Armada’s Sponsor holds in the aggregate approximately 74.95% of the total shares outstanding as of the date of this proxy statement/prospectus. The Founder Shares will likely be worthless if Armada does not complete a business combination by the applicable deadline.

The Founder Shares are identical to the shares of Common Stock included in the public units, except that: (i) the Founder Shares are subject to certain transfer restrictions; (ii) Armada’s Sponsor, officers and directors have entered into a letter agreement with Armada, pursuant to which they have agreed: (a) to waive their redemption rights with respect to their shares of Common Stock in connection with the completion of Armada’s Business Combination; and (b) to waive their redemption rights with respect to their shares of Common Stock in connection with a stockholder vote to approve an amendment to Armada’s current amended and restated certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of Armada’s public shares if Armada does not complete its initial business combination within 24 months (as extended) from the closing of the IPO or to provide for redemption in connection with a business combination.

The personal and financial interests of Armada’s officers and directors may have influenced their motivation in identifying and selecting Rezolve, completing a business combination with Rezolve and may influence their operation of the post-combination company following the Business Combination. This risk may become more acute as the deadline for completing an initial business combination nears.

Record Date; Outstanding Shares; Shareholders Entitled to Vote

Armada has fixed the close of business on July 3, 2024, as the “record date” for determining Armada Stockholders entitled to notice of and to attend and vote at the Special Meeting. If your shares of Armada Common Stock are held in “street name” or are in margin or similar account, you should contact your broker or bank to ensure that votes related to the shares of Armada Common Stock you beneficially own are properly counted. As of the close of business on the record date, there were 7,127,187 shares of Armada Common Stock and Founder Shares outstanding and entitled to vote, of which 1,417,687 are public shares, 459,500 are Private Placement Shares held by our Sponsor, and 4,882,500 are Founder Shares held by our Sponsor.

Quorum and Required Vote for Proposals for the Special Meeting

The approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal requires the affirmative vote of a majority of votes cast by the stockholders present in person or represented by proxy and entitled to vote thereon at the Special Meeting. In order to establish the quorum for purposes of each of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal, holders of at least a majority of the outstanding shares of Armada Common Stock must be present at the Special Meeting in person or by proxy. Accordingly, a Company stockholder’s failure to vote by proxy or to vote in person at the Special Meeting will not be counted towards the number of shares of Armada Common Stock required to validly establish a quorum, and if a valid quorum is otherwise established, such failure to vote will have no effect on the outcome of any vote on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established and will have no effect on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal.

Under these voting standards, a failure to vote or an abstention will have no effect on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal. Broker non-votes will not have any effect on the outcome of any other Proposals.

The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination Proposal, the Nasdaq Proposal, and the Incentive Equity Plan Proposal are approved at the Special Meeting. The proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of the Business Combination Proposal.

It is important for you to note that in the event that the Business Combination Proposal, the Nasdaq Proposal or the Incentive Equity Plan Proposal do not receive the requisite vote for approval, we will not consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by the applicable deadline, we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to our public stockholders.

Abstentions and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum. Abstentions will have no effect on the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal.

In general, if your shares are held in “street” name and you do not instruct your broker, bank or other nominee on a timely basis on how to vote your shares, your broker, bank or other nominee, in its sole discretion, may either leave your shares unvoted or vote your shares on routine matters, but not on any non-routine matters. None of the proposals at the Special Meeting are routine matters. As such, without your voting instructions, your brokerage firm cannot vote your shares on any proposal to be voted on at the Special Meeting. Broker non-votes will not have any effect on the outcome of any Proposals.

Voting Your Shares — Stockholders of Record

If you are an Armada stockholder of record, you may vote by mail or in person at the Special Meeting. Each share of Armada Common Stock that you own in your name entitles you to one vote on each of the proposals for the Special Meeting. Your one or more proxy cards show the number of shares of Armada Common Stock that you own.

Voting by Mail. You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Special Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of Armada Common Stock will be voted as recommended by our Board. Our Board recommends voting “FOR” the Business Combination Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Equity Plan Proposal and “FOR” the Adjournment Proposal. Votes submitted by mail must be received by 10:00 a.m., Eastern Time, on July 26, 2024.

Voting at the Meeting — We will be hosting the Special Meeting via live webcast. If you attend the Special Meeting, you may submit your vote at the Special Meeting online at https://www.cstproxy.com/armadaacqi/ext2024, in which case any votes that you previously submitted will be superseded by the vote that you cast at the Special Meeting. See “Registering for the Special Meeting” above for further details on how to attend the Special Meeting.

Voting Your Shares — Beneficial Owners

If your shares are held in an account at a brokerage firm, bank or other nominee, then you are the beneficial owner of shares held in “street name” and this proxy statement/prospectus is being sent to you by that broker, bank or other nominee. The broker, bank or other nominee holding your account is considered to be the stockholder of record for purposes of voting at the Special Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. As a beneficial owner, if you wish to vote at the Special Meeting, you will need to bring to the Special Meeting a legal proxy from your broker, bank or other nominee authorizing you to vote those shares. Please see “Attending the Special Meeting” below for more details.

Share Ownership of and Voting by Armada Directors and Officers

As of the Record Date, Armada’s directors and officers and their affiliates had the right to vote approximately 5,547,000 shares of Armada Common Stock, representing approximately 77.83% of the shares of Armada Common Stock then outstanding and entitled to vote at the Special Meeting. Armada Initial Shareholders entered into a Transaction Support Agreement with Armada to vote “FOR” the Business Combination Proposal, “FOR” the Nasdaq Proposal, “FOR” the Incentive Equity Plan Proposal and “FOR” the Adjournment Proposal.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the Special Meeting or at the Special Meeting by doing any one of the following:

•	you may send another proxy card with a later date;

•

you may notify the Company’s Secretary in writing to c/o Armada Acquisition Corp. I, 2005 Market Street, Suite 3120, Philadelphia, PA 19103, Attn: Secretary, before the Special Meeting that you have revoked your proxy; or

•	you may attend the Special Meeting, revoke your proxy, and vote in person, as indicated above.

No Additional Matters

The Special Meeting has been called only to consider the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Adjournment Proposal. Under our bylaws, other than procedural matters incident to the conduct of the Special Meeting, no other matters may be considered at the Special Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Special Meeting.

Who Can Answer Your Questions About Voting Your Shares

If you are an Armada stockholder and have any questions about how to vote or direct a vote in respect of your Armada Common Stock, you may contact Stephen P. Herbert, our Chief Executive Officer, by emailing sherbert@armadaacq.com.

Redemption rights

Pursuant to our certificate of incorporation, any holders of our public shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), calculated as of two business days prior to the consummation of the Business Combination. If demand is properly made and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account which holds the proceeds of the IPO of Armada (calculated as of two business days prior to the consummation of the Business Combination, including interest (which interest shall be net of taxes payable)). For illustrative purposes, based on the fair value of marketable securities held in the Trust Account of approximately $16,101,175 as of June 20, 2024, the estimated per share redemption price would have been approximately $11.36 on such date. Public stockholders may elect to redeem their shares even if they vote for the Business Combination. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If we receive valid redemption requests from holders of public shares prior to the redemption deadline, we may, at our sole discretion, following the redemption deadline and until the vote is taken with respect to the Business Combination, seek and permit withdrawals by one or more of such holders of their redemption requests. We may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account.

In order to exercise your Redemption Rights, you must:

•	if you hold public units, separate the underlying public shares and public warrants;

•

prior to 5:00 p.m., Eastern Time, on July 26, 2024 (two business days before the Special Meeting), tender your shares physically or electronically and submit a request in writing that we redeem your public shares for cash to Continental Stock Transfer & Trust Company, our Transfer Agent, at the following address:

Continental Stock Transfer & Trust Company

1 State Street – 30th Floor

New York, New York 10004

Attention: Mark Zimkind

E-mail: mzimkind@continentalstock.com

•

in your request to Continental Stock Transfer & Trust Company for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Armada Common Stock; and

•

deliver your public shares either physically or electronically through DTC’s DWAC system to our Transfer Agent at least two business days before the Special Meeting. Stockholders seeking to exercise their Redemption Rights and opting to deliver physical certificates should allow sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is our understanding that stockholders should generally allow at least two weeks to obtain physical certificates from the Transfer Agent. However, we do not have any control over this process and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

Stockholders seeking to exercise their Redemption Rights, whether they are record holders or hold their shares in “street name” are required to either tender their certificates to our Transfer Agent prior to the date that is two business days prior to the Special Meeting, or to deliver their shares to the Transfer Agent electronically using DTC’s DWAC system, at such stockholder’s option. The requirement for physical or electronic delivery prior to the Special Meeting ensures that a redeeming stockholder’s election to redeem is irrevocable once the Business Combination is approved.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to our transfer agent and decide within the required timeframe not to exercise your Redemption Rights, you may request that our transfer agent return the shares (physically or electronically). You may make such request by contacting our Transfer Agent at the address listed above.

Holders of outstanding public units must separate the underlying public shares and public warrants prior to exercising Redemption Rights with respect to the public shares.

If you hold public units registered in your own name, you must deliver the certificate for such public units to Continental Stock Transfer & Trust Company, our Transfer Agent, with written instructions to separate such public units into public shares and public warrants. This must be completed far enough in advance to permit the mailing of the public share certificates back to you so that you may then exercise your Redemption Rights upon the separation of the public shares from the public units.

If a broker, dealer, commercial bank, trust company or other nominee holds your public units, you must instruct such nominee to separate your public units. Your nominee must send written instructions by facsimile to Continental Stock Transfer & Trust Company, our Transfer Agent. Such written instructions must include the number of public units to be split and the nominee holding such public units. Your nominee must also initiate electronically, using DTC’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of public shares and completed far enough in advance to permit your nominee to exercise your Redemption Rights upon the separation of the public shares from the public units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your public shares to be separated in a timely manner, you will likely not be able to exercise your Redemption Rights.

Each redemption of shares of Armada Common Stock by our public stockholders will reduce the amount in the Trust Account. Although the Armada Charter does not provide a specified maximum redemption threshold, the Armada Charter would prohibit Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001, unless the Charter Limitation Amendment Proposal is approved and implemented. Holders of our outstanding public warrants do not have redemption rights for such public warrants in connection with the Business Combination.

Prior to exercising Redemption Rights, stockholders should verify the market price of Armada Common Stock as they may receive higher proceeds from the sale of their shares of Armada Common Stock in the public market than from exercising their Redemption Rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your shares of Armada Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Armada Common Stock when you wish to sell your shares.

If you exercise your Redemption Rights, your shares of Armada Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the post-combination company, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

We will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders and our warrants will expire worthless, unless the Business Combination is approved and we consummate an initial business combination by July 17, 2024.

Appraisal Rights

Appraisal rights are not available to holders of shares of Armada Common Stock in connection with the Business Combination.

Proxy Solicitation Costs

Armada will pay the cost of soliciting proxies for the Special Meeting. Armada is soliciting proxies on behalf of the Board and Armada has not engaged anyone to assist in the solicitation of proxies for the Stockholder Meeting. Armada will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Common Stock for their expenses in forwarding soliciting materials to beneficial owners of Common Stock and in obtaining voting instructions from those owners. The directors, officers and employees of Armada may also solicit proxies by telephone, by facsimile, by mail or on the Internet. They will not be paid any additional amounts for soliciting proxies.

THE BUSINESS COMBINATION PROPOSAL

The Business Combination Agreement

Pursuant to the terms of the Business Combination Agreement, Armada, Rezolve and Rezolve Merger Sub will effect a series of transactions, pursuant to which among other things:

(i)

the Pre-Closing Demerger of Rezolve Limited will be effected pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited, and (z) Rezolve Limited will then be wound up;

(ii)

a company reorganization will be effected whereby the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed and steps taken such that immediately following such steps each Company Shareholder will hold his, her or its applicable pro rata portion of the aggregate stock consideration (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) in accordance with the terms and conditions set forth in the Business Combination Agreement (such steps and any additional necessary steps being collectively referred to as the “Company Reorganization”); and

(iii)

following the Company Reorganization: (a) Rezolve Merger Sub shall be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger as a subsidiary of Rezolve; and (b) Armada shall loan all of its remaining cash in the Trust Account to Rezolve in exchange for a promissory note (the “Promissory Note”), to enable Rezolve to fund working capital and transaction expenses. Each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Ordinary Share of Rezolve.

As part of the Business Combination Proposal, stockholders are also being asked to consider and vote on the approval of an amendment to Escrow Agreement to allow Continental Stock Transfer & Trust Company to distribute certain of the Escrow Shares prior to the expiration of the Escrow Period.

As a result of the Company Reorganization and the Business Combination the shareholders of Rezolve will hold a number of Rezolve Ordinary Shares equal to the quotient obtained by dividing (x) $1,600,000,000 by (y) $10.00. They will also hold      shares issued since December 17, 2021.

Upon the closing of the transactions, it is expected that Rezolve PLC will be listed on The Nasdaq Stock Market LLC under the new ticker symbol “RZLV.”

Transaction Structure

The following diagram shows the current ownership of Armada, Rezolve Limited and Rezolve.

1. Current Ownership Structure

(1)

Rezolve AI Limited was incorporated in England and Wales as a private limited company on January 5, 2023 under the name Rezolve Group Limited with company number 14573691 and changed its name on June 5, 2023 to Rezolve AI Limited.

As part of the Pre-Closing Demerger, Rezolve Limited will transfer all of its business and assets to Rezolve (except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) in exchange for the issue of shares in Rezolve to the shareholders of Rezolve Limited, as shown below.

2. Rezolve Pre-Closing Demerger

3. Rezolve AI Limited Post Pre-Closing Demerger

(2)

After completion of the Pre-Closing Demerger but prior to the completion of this offering, Rezolve expects to alter its legal status under English law from a private limited company and re-register as a public limited company and change its name from Rezolve AI Limited to Rezolve AI PLC.

Pursuant to the Business Combination Agreement, following the Company Reorganization: among other things, Armada will merge with and into Rezolve Merger Sub, with Armada continuing as the surviving entity. Following completion of the merger described above, Armada will be a wholly-owned subsidiary of Rezolve, and each issued and outstanding security of Armada will be exchanged for securities of Rezolve, as shown below.

4. Armada Merges Into Rezolve Merger Sub

5. Post-Closing Structure

Treatment of Armada Common Stock

Each of Rezolve’s board of directors and the Board has approved the Business Combination Agreement, which provides for the Merger of Rezolve Merger Sub, a wholly-owned subsidiary of Rezolve, with and into Armada. Armada will be the surviving entity in the Merger and will become a wholly-owned subsidiary of Rezolve. As a result of the Merger, each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Ordinary Share of Rezolve.

Treatment of Armada Warrants

Each warrant to purchase one share of Armada Common Stock at an issue price of $11.50 per share (each an “Armada Warrant”) issued and outstanding immediately prior to the effective time of the Merger shall be exchanged for one warrant to purchase one (1) Rezolve Ordinary Share at an issue price of $11.50 (each a “Rezolve Warrant”) (or any fraction thereof, as applicable, and if any holder has any entitlement to a fraction of a Rezolve Warrant upon the exchange of all the Armada Warrants so held by him then that fraction will be rounded down) and shall thereupon be terminated and no longer outstanding.

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (i) entity organization and qualification, (ii) capitalization, (iii) authorization to enter into such agreements, (iv) financial statements, (v) consents and requisite government approvals, (vi) licenses and permits, (vii) material contracts, (viii) absence of changes, (ix) litigation, (x) compliance with law, (xi) employee plans, (xii) environmental matters, (xiii) intellectual property, (xiv) labor matters, (xv) insurance, (xvi) tax matters, (xvii) brokers, (xviii) real and personal property, (xix) transactions with affiliates, (xx) data privacy and security, (xxi) compliance with international trade and anti-corruption laws, (xxii) information supplied, and (xxiii) regulatory compliance.

Material Adverse Effect

The obligations of Armada to consummate the Closing of the transaction are subject to no Company Material Adverse Effect having occurred. For this purpose “Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, results of operations or financial condition of Rezolve and its subsidiaries, taken as a whole, or (b) the ability of Rezolve to consummate the transactions contemplated under the Business Combination Agreement.

Covenants and Agreements

The Business Combination Agreement includes customary covenants of the parties with respect to the operation of Rezolve’s business prior to the consummation of the Business Combination, and, as applicable, efforts to satisfy the conditions to consummation of the Business Combination. The Business Combination Agreement also contains additional covenants of the parties, including, among others, covenants providing for the parties to use their reasonable best efforts to obtain all consents, approvals, authorizations, qualifications and orders of Governmental Authorities and other persons to fulfill the conditions therein, as set forth in the Business Combination Agreement, and for the preparation and filing of a registration statement on Form F-4 relating to the Business Combination and the preparation of a proxy statement of Armada.

Closing Conditions

The Company Reorganization is to occur on the first business day following the satisfaction of the specified conditions and following the Company Reorganization Date, the Merger Closing is to take place.

The consummation of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including: (a) no order, judgement, injunction or law being issued by any court prohibiting the consummation of the Business Combination; (b) the registration statement of Rezolve shall have become effective; (c) Armada’s stockholders shall have approved, among other things, the Business Combination; (d) written consent of the requisite stockholders of Rezolve shall have been given; (e) the Pre-Closing Demerger, Company Reorganization and Merger shall have occurred; (f) the expiration or termination of any applicable waiting period under applicable anti-trust laws; (g) the Ordinary Shares of Rezolve being listed on The Nasdaq Stock Market LLC or other applicable national exchange as of the Closing Date; (h) the Rezolve Incentive Equity Plan shall have been adopted and (i) the parties shall have become parties to the Investor Rights Agreement. The Armada Charter also prohibits Armada from closing the Business Combination if its net tangible assets would be less than $5,000,001. Armada currently has net tangible assets that are less than $5,000,001 on a pro forma basis and will be precluded from consummating the Business Combination, unless the Charter Limitation Amendment Proposal is approved and implemented or third-party financing is obtained through the issuance of equity by Armada sufficient to satisfy the Charter Limitation.

Termination; Effectiveness

The Business Combination Agreement allows the parties to terminate such agreements if certain conditions described therein are satisfied, including as follows:

The Business Combination Agreement may be terminated:

•	by mutual written consent of Armada and Rezolve;

•

by Armada or Rezolve, if the other party has breached any of its representations and warranties or failed to perform any of its covenants or agreements, in each case, such that certain conditions to Closing would not be satisfied and the breach of such representations, warranties, covenants or agreements, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) 30 days after written notice thereof is delivered to the breaching party, and (ii) the Termination Date (as defined below), provided that no party may exercise its right to terminate the Business Combination Agreement if such party is then in breach of the Business Combination Agreement so as to prevent certain conditions to Closing from being satisfied;

•

by either Armada or Rezolve if the Business Combination is not consummated on or before the Termination Date, provided that the right to terminate the Business Combination Agreement will not be available to any party whose breach of any of its covenants or obligations under the Business Combination Agreement has primarily caused the failure of the Business Combination to occur on or before the Termination Date;

•

by either Armada or Rezolve if a governmental entity shall have issued an order, decree, judgment or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Business Combination, which order, decree, judgment, ruling or other action is final and non-appealable;

•	by either Armada or Rezolve if the Armada shareholder approval has not been obtained;

•

by Armada if Rezolve does not deliver, or cause to be delivered, the written consent of Rezolve’s shareholders within twenty-four (24) hours after Armada notifies Rezolve of the effectiveness of the Registration Statement; or

•	by Armada if the PCAOB financial statements are not delivered to Armada by Rezolve on or before the date that is sixty (60) days from the date of the Business Combination Agreement.

Fees and Expenses

The fees and expenses incurred in connection with the Business Combination Agreement, the ancillary agreements and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses. However, (i) if the Business Combination Agreement is terminated in accordance with its terms, Rezolve will pay, or cause to be paid, all unpaid Rezolve expenses and Armada will pay, or cause to be paid, all unpaid Armada expenses, and (ii) if the Closing occurs, then Rezolve will pay, or cause to be paid, all unpaid Rezolve expenses and all unpaid Armada expenses.

Ancillary Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of the terms thereof (the “Ancillary Agreements”). The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the related agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Shareholders and other interested parties are urged to read such Ancillary Agreements in their entirety prior to voting on the proposals presented at the Special Meeting.

Rezolve Incentive Equity Plan

In connection with the Business Combination, Rezolve shall adopt, prior to or effective upon the Closing, the Rezolve Incentive Equity Plan, subject to Armada shareholder approval, prior to the Closing, in order to facilitate the grant of equity awards to attract, retain and incentivize employees (including the named executive officers), independent contractors and directors of Rezolve and its affiliates, which is essential to Rezolve’s long-term success. For additional information about the Rezolve Incentive Equity Plan, please see the section titled “The Incentive Equity Plan Proposal” in this proxy statement/prospectus.

Transaction Support Agreements

Concurrently with the execution and delivery of the Business Combination Agreement, Armada and the Key Company Shareholders (as defined in the Business Combination Agreement) have entered into the Transaction Support Agreement (the “Transaction Support Agreement”), pursuant to which, among other things, the Key Company Shareholders have agreed to (a) vote in favor of the Pre-Closing Demerger and the Company Reorganization (b) vote in favor of the Business Combination Agreement and the agreements contemplated thereby and the transactions contemplated hereby, (c) enter into the Investor Rights Agreement (as described below) at Closing and (d) the termination of certain agreements effective as of Closing.

Investor Rights Agreement

Pursuant to the terms of the Business Combination Agreement, in connection with the Business Combination, Rezolve and certain stockholders of Rezolve (the “Holders”) shall enter into an Investor Rights Agreement (the “Investor Rights Agreement”) at the closing of the Business Combination. Pursuant to the terms of the Investor Rights Agreement, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised and compliance with the applicable lock-up period, each of the Sponsor and the Holders may demand at any time or from time to time, that Rezolve files a registration statement on Form F-1 or Form F-3 to register their respective Ordinary Shares of Rezolve or to conduct an underwritten offering. The Investor Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Investor Rights Agreement provides that, other than to certain permitted transferees that have become a party to the Investor Rights Agreement, the Holders shall not transfer, pledge (except as collateral to any financing source in the ordinary course) or sell, or grant any option with respect to, enter into any swap or other arrangements that transfers any of the economic benefits of, or publicly announce any intention to enter into such an agreement or arrangement with respect to any of their Ordinary Shares of Rezolve beneficially owned or owned of record by such Holders for a period of one hundred and eighty (180) days after the closing date of the Business Combination (the “Initial Lockup Period”) except, that, with respect to ten percent (10%) of the Registrable Securities (the “10% Lockup Shares”), the Initial Lockup Period shall expire earlier as follows: (x) with respect to one-third of the 10% Lockup Shares, on the date on which the trading price is greater than $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period, (y) with respect to an additional one-third of the 10% Lockup Shares, on the date on which the trading price of the Ordinary Shares is greater than $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period; and (z) with respect to the remaining one-third of the 10% Lockup Shares, on the date on which the trading price of the Ordinary Shares is greater than $16.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period.

The lockup provisions of the Investor Rights Agreement do not apply to the Ordinary Shares of Rezolve held by EarlyBird Capital, Inc. or the Ordinary Shares pursuant to the Convertible Notes (and described below). Rezolve may determine that the Initial Lockup Period will not apply to certain holders from time to time to enable Ordinary Shares to be sold in the market.

Under the Investor Rights Agreement, the Sponsor and the Holders will also be entitled to nominate individuals to the board of directors of Rezolve following the Closing, in each case, on the terms and subject to the conditions set forth therein. In particular, such securityholders will agree to take all necessary and desirable actions such that (i) on Closing it is envisaged the size of the board of directors shall initially be comprised of eight (8) (provided that Daniel Wagner shall have the right to appoint an additional director to the Board from time to time) members and thereafter may be changed from time to time by resolution of the board of directors in accordance with the Memorandum and Articles of Association and (ii) while the size of the Board is eight (8) members, at least five of those members (and if the size of the Board is nine (9) or ten (10) members, at least five of those members) shall satisfy the independence criteria of the applicable national exchange on which the Ordinary Shares are then listed. Additionally, Rezolve and such securityholders will agree to take all necessary and desirable actions such that the following individuals will initially be elected to the Rezolve board:

•

for so long as Daniel Wagner together with his affiliates beneficially owns any of the issued and outstanding Ordinary Shares of Rezolve, up to seven (7) individuals may be nominated by Daniel Wagner who will initially be: comprised of the following six (6) directors: Daniel Wagner, Anthony Sharp, Sir David Wright, Stephen Perry, John Wagner and Derek Smith (and Daniel Wagner shall have the right to appoint an additional director to the Board from time to time);

•

for the period of 12 months from the Closing Date and for so long as the Sponsor and its affiliates or permitted transferees beneficially owns any of the issued and outstanding Ordinary Shares of Rezolve, two (2) individuals designated in writing by the Sponsor, at least one of whom shall satisfy the independence criteria of the applicable national exchange on which the Ordinary Shares are then listed; and

•

for so long as the Sponsor group has nomination rights under the Investor Rights Agreement, one director to be mutually determined by the nominating committee and the Sponsor group, who shall satisfy the independence criteria of the applicable national exchange on which the Ordinary Shares of Rezolve are then listed.

In connection with the execution of the Investor Rights Agreement, the registration rights agreement dated August 12, 2021 between Armada and the Sponsor will be terminated.

Convertible Notes

In connection with the Business Combination Agreement, on December 16, 2021, Rezolve Limited entered into a secured convertible loan note instrument, as amended and restated on November 21, 2022 and as further amended and restated on May 23, 2023 (the “Loan Note Instrument”) and currently is in respect of an aggregate amount of $49,892,080 loan notes of $1.00 each in the capital of Rezolve Limited (the “Convertible Notes”) of which $41,392,080 are in issue and a further $8,500,000 will be issued on completion of the Pre-Closing Demerger and are secured by debentures over the assets of Rezolve Limited. It is intended that with effect from the completion of the Pre-Closing Demerger, the Loan Note Instrument be novated to Rezolve and be secured by a debenture over the assets of Rezolve. The principal and interest on the Convertible Notes is convertible into ordinary shares of Rezolve Limited (or after the Pre-Closing Demerger into Rezolve Ordinary Shares) at a 30% discount to the equity value of such ordinary shares (or after the Pre-Closing Demerger, Rezolve Ordinary Shares) in connection with the consummation of the Business Combination or if less at any of the quarterly VWAPs for the four immediately preceding quarterly reset dates as selected by the noteholder. The Convertible Notes will mature on the date falling three years after Closing (or on December 31, 2024 if Closing has not occurred by then), bear interest of 7.5% per annum prior to Closing and at 0% after Closing (save when an event of default has occurred and is continuing, a 10% interest rate will apply) and are redeemable by the noteholder on certain events, including, without limitation, the failure of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) to pay any amount due thereunder when due.

Under the terms of the Loan Note Instrument, Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) has given certain covenants to the noteholders which remain in force while the Convertible Notes are outstanding, including that (i) Rezolve Limited and its subsidiaries (or after the Pre-Closing Demerger, Rezolve and its subsidiaries) shall not incur any indebtedness that would rank senior to the Convertible Notes without the prior consent of holders of more than two-thirds of the aggregate principal amount of the Convertible Notes outstanding from time to time (the “Noteholder Majority”); and (ii) for so long as one or more of Apeiron Investment Group Ltd, Bradley Wickens and any of their respective affiliates (including any other person with the prior written consent of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve), not to be unreasonably withheld, delayed or conditioned) holds at least $20,000,000 in aggregate of the principal amount of the Convertible Notes from time to time, Rezolve Limited and its subsidiaries (or after the Pre-Closing Demerger, Rezolve and its subsidiaries) shall not enter into any Extraordinary Transactions (as defined below) without the prior consent of a Noteholder Majority. The definition of “Extraordinary Transactions” covers the occurrence of (a) making, or permitting any subsidiary to make, any loan or advance to any person unless such person is wholly owned by Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) or, in the case of a natural person, is an employee or director of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) and such loan or advance is made in the ordinary course of business under the terms of an employee stock or option plan that has been notified to the noteholders; (b) guaranteeing, directly or indirectly, or permitting any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of Rezolve Limited or any of its subsidiaries (or after the Pre-Closing Demerger, Rezolve or any of its subsidiaries) arising in the ordinary course of business; (c) changing the principal business of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve), entering new lines of business, or exiting the current line of business; (d) selling, assigning, licensing, charging, pledging, or encumbering material technology or intellectual property, other than licenses granted in the ordinary course of business; (e) entering into any corporate strategic relationship, joint venture, cooperation or other similar agreement, other than in the ordinary course of business; (f) acquiring or disposing of assets (including shares) (x) where the consideration paid or received exceeds 20% of the average market cap of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) for the 90 calendar days prior to such transaction (calculated based on the volume-weighted average share price of the shares of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) in that period) or (y) other than (A) on arm’s length terms, and (B) for the purpose of promoting the success of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve); (g) amending the articles of association of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) in a manner that is adverse to the noteholders; (h) effecting any merger, combination, reorganization, scheme of arrangement, restructuring plan or other similar transaction except for any merger, combination or scheme of arrangement undertaken solely to implement the acquisition or disposition of assets which would not constitute an Extraordinary Transaction (as defined in the Loan Note Instrument) under (f); and (i) liquidating, dissolving or winding up the affairs of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve).

The Convertible Notes will not be repaid at the Closing of the Business Combination and will either convert into Rezolve Ordinary Shares or remain outstanding. The Convertible Notes will not be registered under the Securities Act and have been issued in reliance on the exemption from registration requirements thereof provided by Regulation S promulgated thereunder as a transaction solely to non-US persons (as defined in Regulation S).

Rezolve Limited (and after the Pre-Closing Demerger, Rezolve) has agreed that, within forty five (45) days from the date of listing on Nasdaq (the “Registration Deadline”), it will file with the SEC a registration statement (the “Registration Statement”) registering the resale of the Convertible Notes held by any Major Investors from time to time (any Convertible Notes and Rezolve Shares held by Major Investors, the “Registrable Securities”) and shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the sixtieth (60th) calendar day (or ninetieth (90th) calendar day if the SEC notifies Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) that it will “review” the Registration Statement) following the Registration Deadline. Rezolve Limited (and after the Pre-Closing Demerger, Rezolve) has agreed to cause such Registration Statement, or another shelf registration statement that includes the Registrable Securities to remain effective until the earlier of (i) the date on which each Major Investor and its affiliates cease to hold any Registrable Securities or (ii) on the first date on which each Major Investor and its affiliates are able to sell all of their Registrable Securities under Rule 144 without limitation as to the manner of sale or the amount of such securities that may be sold. Prior to the effective date of the Registration Statement, Rezolve Limited (and after the Pre-Closing Demerger, Rezolve) will use commercially reasonable efforts to qualify the Registrable Securities for listing on the applicable stock exchange. If the SEC prevents Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) from including any or all of the Registrable Securities proposed to be registered for resale under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Rezolve securities by the applicable shareholders or otherwise, (i) such Registration Statement shall register for resale such number of Rezolve securities which is equal to the maximum number of Rezolve securities as is permitted by the SEC and (ii) the number of Rezolve securities to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders. “Major Investor” means any noteholder that, individually or together with such noteholder’s affiliates, holds at least $5,000,000 in aggregate principal amount of Convertible Notes or at least 5,000,000 Rezolve Shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

Polar Subscription Agreement

Effective December 12, 2023, Armada and the Sponsor entered into an subscription agreement (the “Polar Subscription Agreement”) with Polar Multi-Strategy Master Fund (“Polar”), an unaffiliated third party of the Company, pursuant to which Polar agrees to make certain capital contributions (the “Investor Capital Contribution”) from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide the Investor Capital Contribution, (i) the Sponsor will transfer shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination, as further described below; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contribution at the closing of an initial business combination, as further described below.

Investor Capital Contribution

The maximum aggregate Investor Capital Contribution is $440,000, with an initial Investor Capital Contribution of $110,000 available for drawdown within five (5) business days of the Polar Subscription Agreement.

Share Issuance

In exchange for the forgoing commitment of Polar to make capital contributions to the Sponsor, the Company agrees to, or cause the surviving entity following the closing of the Company’s initial business combination to, issue 880,000 shares of Armada common stock currently held by the Sponsor in consideration for the amount that has been funded by Polar as of or prior to the closing of an initial business combination. The Company or the surviving entity of the business combination shall promptly file a registration statement for resale to register the Subscription Shares after the closing of an initial business combination, but no later than 45 calendar days after the closing of business combination, and cause the registration statement to be declared effective by 150 calendar days after the closing of an initial business combination.

Background of the Business Combination

Armada is a blank check company incorporated in Delaware on November 5, 2020 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Armada has sought to capitalize on the substantial deal sourcing, investing and operating expertise of its management team and Armada’s advisors to identify and combine with a business that provides digital, on-line, or mobile payment solutions, processing and gateway services, point-of-sale technologies, consumer engagement platforms, and ecommerce and loyalty solutions.

The terms of the Business Combination are the result of arms’-length negotiations among the representatives of Armada and Rezolve. The following is a brief description of the background of these negotiations and the resulting Business Combination.

The registration statement for Armada’s initial public offering was declared effective by the SEC on August 12, 2021. On August 17, 2021, Armada consummated its initial public offering of 15,000,000 Units at $10.00 per Unit, generating gross proceeds of $150.0 million. Each Unit consists of one share of common stock, and one-half of one redeemable warrant to purchase one share of common stock at a price of $11.50 per whole share. Simultaneously with the closing of Armada’s initial public offering, Armada completed the private sale of an aggregate of 459,500 shares of common stock to the Sponsor at a purchase price of $10.00 per share, generating gross proceeds to the Company of $4.595 million. Armada’s original certificate of incorporation provided that it had until 15 months from the closing of its initial public offering (or November 17, 2022) to consummate an initial business combination. Armada held an annual meeting of its stockholders on February 2, 2023 and at the Annual Meeting the stockholders approved an amendment to the certificate of incorporation to provide a further extension such that Armada has, at its election, until as late as August 17, 2023 to consummate the initial business combination. On August 2, 2023, Armada’s stockholders approved an amendment to Armada’s Charter to allow Armada, without another stockholder vote, to elect to extend the date by which Armada must consummate a Business Combination on a monthly basis up to five times by an additional one month each time after the applicable extension date, until February 17, 2024, or a total of up to six months after August 17, 2023, unless the closing of a Business Combination shall have occurred prior thereto. On August 8, 2023, Armada deposited funds into the Trust Account to extend the date by which it must consummate a Business Combination until September 17, 2023, and on each of September 12, 2023, October 11, 2023, November 9, 2023, December 15, 2023 and January 12, 2024 the Company extended the Combination Period by an additional one month each time or until February 17, 2024.

Prior to the consummation of its initial public offering, neither Armada, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with Armada. Following the closing of Armada’s initial public offering on August 17, 2021, Armada’s management team began meetings with prospective third-party advisors to assist with its due diligence review of potential business combination targets and engaged Northland Securities, Inc. (“Northland”) and Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”) as advisors for its initial business combination.

After Armada’s initial public offering and following the engagement of Northland and CCM, Armada’s management commenced an active search for prospective business combination targets with the objective of consummating an acquisition. Armada’s management commenced its search for a potential business combination target on August 24, 2021 by reviewing lists of potential business combination targets prepared by Armada management with representatives of CCM. Armada management organized the list into three different sets of potential acquisition targets. The first set of potential acquisition targets comprised 7 FinTech companies (the “FinTech Target List”), all of which fit within its acquisition criteria, but only one of which Armada’s management determined to pursue discussions with, Company A. The second set of potential acquisition targets comprised 17 potential acquisition targets in the technology space (the “Technology Target List”). The acquisition targets on the Technology Target List potentially fit within Armada’s acquisition criteria; however, substantial further review of the targets on the Technology Target List would have been required by Armada management to make such a determination due to the lack of familiarity with the potential acquisition targets by Armada management and, as a result, Armada’s management did not pursue any of the acquisition targets in the Technology Target List. The third set of potential acquisition targets comprised a set of 10 potential acquisition targets in the Blockchain/Cryptocurrency industry (the “Crypto Target List”), only one of which Armada’s management believed may have met its acquisition criteria. As discussed in more detail below, Armada entered into discussions with Company A and its representatives, which was on the FinTech Target List, pursuant to a signed non-disclosure agreement. CCM also contacted the potential acquisition target on the Crypto Target List that may have met Armada’s acquisition criteria; however, the prospective target turned down the opportunity to engage in discussions with Armada because it indicated it was not interested in pursuing a deal with a special purpose acquisition company.

In determining which potential business combination opportunities to pursue, Armada’s management considered a variety of factors in selecting potential business combination targets, including, but not limited to, the potential transaction size and enterprise value for the target relative to the size of Armada’s Trust Account; the industry in which the target operates, with a focus on those targets that fit within the acquisition criteria set forth in its final prospectus for Armada’s initial public offering in the digital, on-line or mobile payment solutions, processing and gateway services sectors, and/or with point-of-sale technologies, consumer marketing platforms, and e-commerce and loyalty solutions; and the public company readiness of the potential business combination targets, including the experience and composition of the management teams of the potential business combination targets.

Representatives of CCM introduced Rezolve to Armada’s management as a potential business combination target that was a provider of e-commerce software solutions. On or about August 30, 2021, CCM arranged for an introductory call between certain members of Armada’s management team and certain members of Rezolve’s management team, during which the parties discussed a possible business combination between Armada and Rezolve.

Between August 23, 2021 and August 30, 2021, Armada’s management team negotiated two non-disclosure agreements with Company A and Rezolve, and held introductory calls with these targets. Armada additionally reviewed investor presentations with Rezolve during this period. Such non-disclosure agreements contained customary terms for a special purpose acquisition company and a private company target, including confidentiality provisions and use restrictions for information provided by the target and exceptions to such provisions. Further, such non-disclosure agreements did not contain any standstill or “don’t ask, don’t waive” provisions. Following the execution of the non-disclosure agreement with Armada, Rezolve provided access to its curated data room to Armada’s management team and certain of its advisors on August 30, 2021.

On September 1, 2021, Rezolve sent Armada a proposed letter of intent for a business combination reflecting a pre-money total enterprise value of $2.0 billion. Rezolve further indicated to Armada that it was in substantive negotiations with at least one other special purpose acquisition company at the same time and that its board of directors planned to choose a final SPAC counterparty at its next board meeting to be held in the next few days. On September 2, 2021, Armada held a meeting with its board of directors at which Armada’s management reviewed with the board of directors the business combination target search conducted to date and the terms of the proposed letter of intent received from Rezolve. Following its review of Armada management’s search for a business combination target that had been conducted and the terms of the proposed letter of intent with Rezolve, and in light of Rezolve’s stated intention to sign a letter of intent with one of the special purpose acquisition companies with which it was in discussions, Armada’s board of directors authorized Armada’s management to negotiate a letter of intent with Rezolve.

Between September 2, 2021 and September 7, 2021, representatives of Armada and representatives of Rezolve negotiated the terms of a letter of intent, including discussions of the preliminary valuation for Rezolve. On September 4, 2021, representatives of Armada, CCM and Rezolve held a due diligence call that included discussion of Rezolve’s historic and projected revenues and EBITDA assumptions underlying Rezolve’s proposed valuation under the terms of the proposed letter of intent. Following that due diligence call, representatives of Armada sent its letter of intent response to Rezolve that reflected a pre-money enterprise value of $1.75 billion. On September 7, 2021, Armada and Rezolve entered into a letter of intent for the proposed Business Combination at a pre-money total enterprise value of $1.75 billion, subject to no purchase price adjustments for net debt or working capital, but otherwise contemplating typical covenants regarding the operation of the business between signing and closing of the Business Combination. The pre-money total enterprise value was based on 3.3 times Rezolve’s projected revenues for 2022, 0.8 times Rezolve’s projected revenues for 2023 and approximately 2.0 times Rezolve’s projected EBITDA for 2023, which were the same projected financial results of Rezolve relied upon in connection with the opinion of Northland herein discussed.

On or about September 11, 2021, Armada engaged DLA Piper LLP (US) (“DLA Piper”) as its legal advisor and also engaged KPMG LLP (“KPMG”) for financial, tax and public company readiness due diligence. Representatives of DLA Piper and KPMG were given data room access to an updated data room on September 19, 2021 and September 21, 2021, respectively. In engaging DLA Piper and KPMG, Armada’s management took into consideration that no conflicts with respect to Rezolve or the proposed Business Combination transaction in connection with their engagement; however, Armada management subsequently learned in October 2021 that Rezolve had engaged a separate group at KPMG to assist with certain accounting and tax matters for Rezolve. On or about October 15, 2021, Armada engaged CCM as its capital markets advisor and financial advisor in connection with the business combination. On or about October 25, 2021, Armada engaged CCM and Cantor Fitzgerald & Co. (“Cantor”) as placement agents for a private placement in connection with the proposed Business Combination with Rezolve. In connection with the engagement of CCM, Armada’s board of directors and management took into consideration the fact that CCM served as a financial advisor to Armada for Armada’s initial public offering and would be entitled to receive a deferred fee of $3,375,000, and was also serving as Armada’s financial advisor in connection with the Business Combination with Rezolve for which it would be entitled to a financial advisory fee of $8,750,000. With respect to the engagement of Cantor, Armada’s board of directors and management took into consideration the fact that Cantor was also engaged as a financial advisor to Rezolve in connection with the proposed Business Combination. Notwithstanding these interests of CCM and Cantor, Armada’s management selected these firms based upon the sophistication and extensive experience of CCM and Cantor with fundraising for special purpose acquisition business combination transactions, such as the proposed Business Combination with Rezolve.

As a result of multiple business affiliations, Armada’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. These include Mr. Lurio’s service as a director for Elbeco Incorporated, Mr. Mohammad Khan’s interests as co-founder, president and director of Omnyway, Inc., Mr. Decker’s service as a director of Actua Corporation and Mr. Celso White’s interests as co-founder and chief executive officer of Igniting Business Growth LLC and his service as a director for CF Industries Holdings, Inc. Furthermore, the Armada Charter provides that, unless otherwise agreed to in a contract with Armada, Armada renounced its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Armada and such opportunity is one Armada is legally and contractually permitted to undertake and would otherwise be reasonable for Armada to pursue. Such pre-existing fiduciary duties and contractual obligations did not materially affect Armada’s search for an acquisition target, in each case, because the affiliated companies are generally closely held entities controlled by such officer or director and the nature of the affiliated companies’

respective businesses were such that it was unlikely that a conflict would arise. Armada’s board of directors believes that such pre-existing affiliations and obligations did not affect Armada’s search for an acquisition target because the affiliated companies are generally closely held entities controlled by such officer or director, such affiliated companies are not affiliated with one another, and the industry of or markets served by the affiliated companies’ respective businesses was such that it was unlikely that a conflict would arise.

Armada determined to enter into a letter of intent with Rezolve and to pursue a potential Business Combination with Rezolve, rather than Company A or not at all, due to, among other things, Rezolve’s expressed interest and pursuit of a potential business combination with a special purpose acquisition company, and the fact that Rezolve had engaged a firm for a Public Company Accounting Oversight Board (PCAOB) audit of its 2021 financial statements. Additionally, Armada’s management prioritized Rezolve as a potential business combination target because its business fit within the acquisition criteria set forth in Armada’s final prospectus for its initial public offering, notably that Rezolve was a provider of e-commerce software solutions that had commenced generating recurring revenues on a projected annualized basis of approximately $180 million and had approximately 100,000 merchants engaged on its platform.

Commencing on September 22, 2021, representatives of Armada, Rezolve, DLA Piper and Rezolve’s counsel, Taylor Wessing (“Taylor Wessing”) and Wilson Sonsini Goodrich & Rosati (“WSGR”) met for introductions and to discuss the timeline and process for due diligence and drafting responsibilities for the business combination agreement, dated December 17, 2021 (the “Original Business Combination Agreement”) and related agreements. Weekly video conference calls were established between the parties to facilitate communications regarding the due diligence review and drafting and negotiation of the Original Business Combination Agreement and related transaction documents. Following the September 22, 2021 meeting, DLA Piper, KPMG and Armada’s other advisors began an in-depth due diligence review of Rezolve. Additionally, Rezolve, Armada, CCM, and DLA Piper commenced preparation of an investor presentation with respect to the Business Combination and Rezolve.

On September 24, 2021, Armada’s management met with Armada’s board of directors following an audit committee meeting to update the board of directors on the status of the proposed Business Combination with Rezolve and the due diligence review by its advisors, DLA Piper and KPMG.

Between September 13, 2021 and November 3, 2021, Armada, KPMG, DLA Piper and King & Spalding, LLP (“King & Spalding”), counsel to CCM, conducted an in-depth due diligence review of Rezolve. On October 20, 2021, Barclays and Cantor, financial advisors to Rezolve, circulated a tracker detailing the due diligence requests made by the parties to date and indicating the status of each request, highlighting the status of the remaining open due diligence requests. On October 21, 2021, representatives of DLA Piper and King & Spalding held a call to review the status of their due diligence review of Rezolve and coordinate remaining due diligence requests. Between October 21, 2021 and October 28, 2021, representatives of DLA Piper, KPMG and King & Spalding provided Barclays and Cantor with supplemental legal due diligence requests for Rezolve and representatives of Barclays and Cantor facilitated the responses to such requests.

Based on the tax-related due diligence conducted by the parties, Rezolve and Armada agreed to explore structuring the proposed Business Combination through the use of a newly-formed Cayman Islands exempted company (“Cayman NewCo”). As a result, on or about October 22, 2021, Armada engaged Ogier as its counsel in the Cayman Islands to assist with the formation of Cayman NewCo and related matters. Rezolve engaged Harneys Westwood & Riegels LP as its counsel in the Cayman Islands.

On November 4, 2021, Armada’s board of directors held a meeting at which Armada’s management provided an update of the status of the due diligence review of Armada and drafting of the Business Combination Agreement. During this meeting, KPMG provided its report on its commercial and financial due diligence review of Rezolve to Armada’s management and board of directors. During this meeting, the board of directors also discussed a potential amendment to the terms of the letter of intent with Rezolve to seek a termination fee to cover Armada’s expenses if a business combination agreement was not executed by the parties and authorized Armada’s management to negotiate such an amendment with Rezolve.

On November 16, 2021, representatives of DLA Piper transmitted a draft of the Original Business Combination Agreement to representatives of Taylor Wessing. The draft Original Business Combination Agreement reflected a transaction whereby the business combination would be effected by a reorganization with Cayman NewCo, followed by a merger of a newly-formed merger subsidiary of Rezolve which would merge into Armada, with Armada surviving the merger as a wholly-owned subsidiary of Cayman NewCo. On November 24, 2021, Taylor Wessing responded to the draft Original Business Combination Agreement with additional comments provided to the draft by WSGR on November 26, 2021. Also on November 24, 2021, representatives of Taylor Wessing provided materials responsive to certain open due diligence requests regarding various corporate, contractual and intellectual property matters.

On or about November 26, 2021, representatives of Taylor Wessing provided to representatives of DLA Piper drafts of various transaction documents, including the drafts of the proposed convertible loan note instrument and related documents to be entered into by Rezolve at signing of the Original Business Combination Agreement in connection with the financing of the Business Combination, and a proposed Incentive Equity Plan for the post-combination company.

On or about November 26, 2021, Armada and Rezolve executed an amendment to the letter of intent that obligated Rezolve to pay a termination fee to cover Armada’s expenses if a business combination agreement was not signed by the parties under certain specified conditions. Rezolve agreed to this amendment to the letter of intent as consideration for Armada sharing the results of its due diligence review with prospective financing sources for Rezolve in connection with the Business Combination.

On or about November 29, 2021, representatives of Taylor Wessing provided to representatives of DLA Piper proposed documentation for the formation of Cayman NewCo.

Between November 29, 2021 and December 2, 2021, Rezolve, Barclays, Cantor, Armada and CCM engaged in due diligence and prepared and negotiated a subscription agreement related to financing the Business Combination through investments in Rezolve and Cayman NewCo.

On December 3, 2021, representatives of DLA Piper provided a responsive draft of the Original Business Combination Agreement to representatives of Taylor Wessing and WSGR, noting a number of concerns to Armada relating to structuring the Business Combination for tax purposes and issues relating to minimum cash requirements.

Between December 3, 2021 and December 6, 2021, representatives of DLA Piper and Taylor Wessing and WSGR, on behalf of their respective clients, continued to negotiate and draft the Original Business Combination Agreement and related agreements and disclosure schedules, as well as to continue to prepare the investor presentation relating to the Business Combination and Rezolve.

On December 10, 2021, representatives of Taylor Wessing provided representatives of DLA Piper with a responsive draft of the Original Business Combination Agreement, which reflected an agreement with Cayman NewCo, but an option to modify to an alternate structure for tax-related purposes.

On December 12, 2021, representatives of DLA Piper and Taylor Wessing and WSGR, on behalf of their respective clients, continued to negotiate and draft the Original Business Combination Agreement. Following such negotiations, representatives of DLA Piper provided a revised draft of the Original Business Combination Agreement to representatives of Taylor Wessing, which draft reflected revisions related to the structuring of the Business Combination and developments in the proposed financing for the Business Combination. On December 13, 2021, representatives of DLA Piper transmitted to representatives of Taylor Wessing, a draft of the transaction support agreement, the investor rights agreement and comments to Rezolve’s proposed disclosure schedules.

Between December 13, 2021 and the signing of the Original Business Combination Agreement on December 17, 2021, representatives of DLA Piper and Taylor Wessing and WSGR, on behalf of their respective clients, continued to negotiate the Original Business Combination Agreement and the related agreements pertaining to the Business Combination. During this period of time, Rezolve and Armada, prepared a press release and continued to update the proposed presentation relating to the anticipated announcement of the Business Combination by Armada and Rezolve.

Between December 14, 2021 and the signing of the Original Business Combination Agreement on December 17, 2021, representatives of DLA Piper and Taylor Wessing and WSGR, on behalf of their respective clients, as well as King & Spalding, on behalf of CCM, continued to negotiate the subscription agreement and related documentation for the financing of the Business Combination.

Commencing on or about December 3, 2021, Armada and representatives of DLA Piper began reviewing and negotiating engagement letters with Northland to act as a financial advisor in connection with the Board’s request for Northland to render a fairness opinion with respect to (i) the fairness from a financial point of view, to Armada of the consideration to be paid by Armada in the proposed business combination and (ii) whether the estimated fair market value of Rezolve of $1.75 billion is equal to a post combination allocation of at least 80% of the equity of the Combined Company to the existing Rezolve shareholders and by reference to the amount of funds held by Armada in the Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account).

On December 6, 2021, Armada’s board of directors entered into an engagement letter with Northland to render a fairness opinion with respect to (i) the fairness, from a financial point of view, to Armada of the aggregate stock consideration to be paid by Armada in the proposed business combination and (ii) whether Cayman NewCo has a fair market value equal to at least 80% of the balance of funds held by Armada in the Trust Account (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account). Pursuant to its engagement letter, Northland is entitled to receive a fee of $100,000 payable upon Northland rendering its fairness opinion, with an additional fee of $900,000 payable in cash immediately upon (but subject to) closing of the Business Combination. The $100,000 portion of the fee was not contingent on the consummation of the Business Combination. In addition, Armada has agreed to reimburse Northland for certain of its out-of-pocket expenses, including legal fees, and has agreed to indemnify Northland against certain liabilities, including under applicable laws. With respect to the proposed engagement of Northland, Armada management took into account the fact that Northland had served as an underwriter in Armada’s initial public offering and did not disclose any conflicts with Rezolve. Armada’s board of directors selected Northland based upon Northland’s qualifications, expertise, reputation, and knowledge of Armada’s business and the industry in which Rezolve operates. In considering whether to engage Northland, Armada’s board of directors considered Northland’s obligations under the Business Combination Marketing Agreement under which Northland will assist Armada with transaction structuring, negotiating a definitive business combination agreement, and with the relevant financial analysis, presentations and filing related to the prospective business combination or the prospective target and Northland is entitled to receive (a) a cash advisory fee of 2.25% of the gross proceeds of Armada’s initial public offering; (b) a capital markets advisory fee of $2,500,000; and (c) a finder fee equal to 1% of the total consideration if Northland introduces Armada to a target with which a business combination is completed. As a result of the foregoing, Armada’s board of directors concluded Northland was already familiar with Rezolve and the prospective Business Combination and, accordingly, was willing and able to prepare and provide Armada’s board of directors with a fairness opinion on a timely and thorough basis.

In connection with the engagement by Northland as financial advisor, Northland entered into a nondisclosure agreement with Rezolve and representatives of Northland were granted access to Rezolve’s data room. Following the engagement of Northland, Armada and Rezolve and their respective counsels, DLA Piper and KPMG began responding to due diligence inquiries from Northland. DLA Piper and KPMG also presented to Northland their respective legal and commercial and financial due diligence reports. Northland also reviewed drafts of the Original Business Combination Agreement and received reports from representatives of Armada and DLA Piper concerning the status of negotiations regarding the Original Business Combination Agreement.

On December 16, 2021, the Armada Board convened a remote special meeting by videoconference to evaluate the proposed business combination transaction. Representatives of DLA Piper attended the meeting to review the terms of the Original Business Combination Agreement and the related agreements pertaining to the Business Combination. Representatives of Northland also attended and reviewed its financial analysis of Cayman NewCo and the merger consideration, including certain projections of Rezolve’s revenue for calendar years 2021 through 2024 (the “Pre-Demerger Projections”). As discussed further herein, on June 16, 2023, Armada and Rezolve agreed to amend and restate the Business Combination Agreement to reflect, among other things, (a) the Pre-Closing Demerger and (b) in connection with the material change in the business, an adjustment in the enterprise value for Rezolve to $1.6 billion. While Armada’s board of directors considered the Pre-Demerger Projections in connection with its decisions regarding the Original Business Combination Agreement, due to the substantial changes in Rezolve’s operations subsequent to the announcement of the Original Business Combination Agreement on December 17, 2021, the Pre-Demerger Projections are no longer relevant to an understanding of Rezolve’s business and are not discussed in this discussion or “—Opinion of Northland.” Instead, certain projections relating to Rezolve’s anticipated business after giving effect to the Pre-Closing Demerger were considered by Armada’s board of directors and are discussed under the caption “—Opinion of Marshall & Stevens.” Additionally, Northland delivered an oral opinion, subsequently confirmed by delivery of a written opinion to the Board, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, (i) the Aggregate Stock Consideration (as defined in the Original Business Combination Agreement) to be paid by Armada in the Business Combination pursuant to the Original Business Combination Agreement was fair, from a financial point of view, to Armada, and (ii) the fair market value of Rezolve equaled or exceeded 80% of the amount of funds held by Armada in its Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) to the existing Rezolve shareholders and by reference to the amount of funds held by Armada in its Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account) (See the section entitled “The Business Combination Proposal — Opinion of Northland.”). Following this discussion, the Board unanimously approved the Original Business Combination Agreement and the Business Combination and the related agreements, and recommended that Armada’s stockholders approve the Original Business Combination Agreement and the Business Combination.

Following the respective approvals by the boards of directors of Armada and Rezolve, Armada and Rezolve executed the Original Business Combination Agreement, and the Transaction Support Agreement with the Rezolve Shareholders party thereto before market open in the U.S. on December 17, 2021.

Before market open in the U.S. on December 17, 2021, the parties announced the Business Combination together with the execution of the Original Business Combination Agreement, the Sponsor Support Agreement and the Stockholder Support Agreements.

Subsequent to the announcement of the Business Combination and the Original Business Combination Agreement on December 17, 2021, Rezolve and Armada began negotiations to restructure the Business Combination such that, among other things, Rezolve rather than Cayman Newco would become the listed company. Rezolve proposed the restructuring of the Business Combination in order to mitigate for Rezolve shareholders certain transfer taxes resulting from the structure reflected in the Original Business Combination Agreement. In connection with these negotiations, on March 30, 2022, the board of directors of Armada convened a remote special meeting by videoconference to evaluate the proposed amendment to the Original Business Combination Agreement and related transactions. Armada’s management reviewed the terms of the amendment to the Original Business Combination Agreement and the amendments to the related agreements. Representatives of Northland also attended and reviewed its financial analysis of Rezolve and the merger consideration, including the Pre-Demerger Projections in connection with the amendments to the Original Business Combination Agreement and amendments to the related agreements. Armada’s board of directors adjourned the meeting on March 30, 2022 and reconvened on the morning of March 31, 2022 at which Northland delivered an oral opinion, subsequently confirmed by delivery of a written opinion to the board of directors, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications in such letter, (a) the aggregate stock consideration is fair, from a financial point of view, to Armada, and (b) Rezolve has a fair market value equal to at least 80% of the balance of funds in Armada’s Trust Account (excluding underwriting commissions and taxes payable) and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, (i) the Aggregate Stock Consideration to be paid by Armada in the Business Combination pursuant to the Original Business Combination Agreement was fair, from a financial point of view, to Armada, and (ii) the fair market value of Rezolve equaled or exceeded 80% of the amount of funds held by Armada in its Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account). (See the section entitled “The Business Combination Proposal — Opinion of Northland.” The full text of Northland’s written opinion is attached as Annex J to this proxy statement/prospectus and is incorporated herein by reference.)

Between March 30, 2022 and November 10, 2022, Armada and Rezolve continued negotiations of an amendment to the Business Combination Agreement to restructure the Business Combination such that, among other things, Rezolve rather than Cayman Newco would become the listed company and to extend the outside date for termination of the Original Business Combination Agreement. The delay in execution of the amendment to the Original Business Combination Agreement was due primarily to Rezolve completing its analysis of certain transfer tax matters, as well as Rezolve addressing certain accounting issues in connection with the completion of its PCAOB audit of its financial statements for the year ended December 31, 2021. In connection with the anticipated execution of the amendment, on November 9, 2022, Armada’s Board convened a special meeting to discuss the proposed amendment. Following discussion at such meeting, the Board unanimously approved the amendment to the Business Combination Agreement and the Business Combination and the amendments to the related agreements, and recommended that Armada’s stockholders approve the Business Combination Agreement and the Business Combination, as so amended. On November 10, 2022, Armada and Rezolve entered into a First Amendment to the Business Combination Agreement, to among other things, extend the date on which either party to the Business Combination Agreement had the right to terminate the Business Combination Agreement if the Business Combination had not been completed by such date, and change the structure of the Business Combination such that Rezolve was substituted for Cayman Newco and Cayman NewCo no longer was a party to the Business Combination Agreement or the Business Combination. As a result, Rezolve will be the listed entity upon the Closing, which the parties determined to be a more tax-efficient structure for effecting the Business Combination. Additionally, the Amendment extended the Termination Date to the later of (i) January 31, 2023 or (ii) fifteen (15) days prior to the last date on which Armada may consummate a Business Combination, as defined in and pursuant to the Second Amended and Restated Certificate of Incorporation of Armada, as approved or extended by the stockholders of Armada from time to time. This right to terminate is not available to any party if such party’s breach of the Business Combination Agreement has primarily caused the failure to consummate the Business Combination on or before the Termination Date. Under the Amendment, Armada and Rezolve agreed and acknowledged that following June 30, 2023, the Board has the right to increase the number of Company Shares under the Company Incentive Plan (as defined in the Business Combination Agreement) by up to 5% per annum for each calendar year commencing in and including 2023, subject to appropriate shareholder approval as required by applicable law or the Nasdaq rules and regulations. The parties agreed to the amendments concerning the Company Incentive Plan in order to allow flexibility for Rezolve to incentivize its employees with dilution impacting the holders post-Closing rather than at Closing of the Business Combination.

In connection with the Amendment, Armada exercised the automatic extension of the deadline for the Company to complete an initial business combination under its Second Amended and Restated Certificate of Incorporation to extend the deadline by which Armada had to consummate a business combination until February 17, 2023 (or 18 months following our initial public offering). Thereafter, Armada held its annual meeting of stockholders and sought a further extension of the deadline by which Armada had to consummate a business combination. On February 2, 2023, the Armada stockholders approved an amendment to its certificate of incorporation to consummate a business combination from February 17, 2023 for up to six additional months at the election of the Company, ultimately until as late as August 17, 2023. If the Company is unable to complete the initial Business Combination within the Combination Period, the Company will cease all operations except for the purpose of winding up and dissolving. In connection with the approval and amendment of Armada’s certificate of incorporation pursuant to the extension, Armada was required to permit its public shareholders to redeem their shares of Common Stock. Of the 15,000,000 Armada Common Shares outstanding with redemption rights, the holders of 11,491,148 shares of Common Stock elected to redeem their shares at a per share redemption price of approximately $10.19. As a result, approximately $117,079,879 was removed from the Company’s trust account to pay such holders. In connection with Armada’s extension of the deadline by which it has to consummate a business combination, on January 20, 2023, Armada and its Sponsor, entered into one or more Non-Redemption Agreements with one or more Non-Redeeming Stockholders in exchange for the Non-Redeeming Stockholders agreeing not to redeem Armada’s public shares at the 2023 annual meeting of stockholders called by the Company at which the extension proposal was approved. The Non-Redemption Agreements provide for the allocation of up to 713,057 Founder Shares to the Non-Redeeming Stockholders, which shares will be transferred to the Non-Redeeming Stockholders at the closing of the Business Combination, among satisfaction of other conditions; however, subsequent to Armada’s 2023 annual meeting of stockholders, the Non-Redeeming Stockholders may elect to redeem any public shares held. Other than the 713,057 Founder Shares to be transferred to the Non-Redeeming Stockholders at Closing, no additional consideration was provided in exchange for the Non-Redeeming Stockholders entry into the Non-Redemption Agreements.

Following its stockholders’ approval of the further extension of the deadline by which Armada has to complete its initial business combination, between January 24, 2023 and February 16, 2023, Armada engaged in discussions with Marshall & Stevens to advise its Board in connection with the Business Combination on the terms of the amendment and restatement of the Business Combination Agreement. Due to the substantial changes in Rezolve’s business in connection with the Pre-Closing Demerger, Northland was not in a position to reconfirm its fairness opinion without undertaking new analyses from those previously performed. Accordingly, Armada’s board of directors determined that the circumstances supported engaging a new valuation firm without the conflicts of interests that Northland had. On February 16, 2023, Armada entered into an engagement letter with Marshall & Stevens to advise the Armada board of directors as to the fairness to Armada, from a financial point of view, of the Aggregate Stock Consideration for the acquisition of Rezolve under the Business Combination Agreement. Additionally, under the terms of the engagement letter, Marshall & Stevens will also advise the Armada Board as to: (1) the reasonable range of value for Rezolve immediately prior to the Business Combination; and (2) for purposes of Nasdaq Listing Rule 5101-2(b), whether such values represent at least 80% of the value of the cash assets held in the Trust Account (subject to certain adjustments to the amounts in the Trust Account). In deciding to engage Marshall & Stevens, Armada’s board of directors took into account that Marhsall & Stevens did not disclose any conflicts with Armada, the Business Combination or Rezolve.

At a meeting held on April 25, 2023, Armada’s management provided Armada’s board of directors with an update regarding the status of the Business Combination, including the status of Rezolve’s audited financial statements, proposed changes to the Business Combination Agreement in light of Rezolve’s anticipated reorganization (described below) and additional due diligence to be performed by Armada’s management and advisors.

Armada’s board of directors held a meeting on May 10, 2023 at which Rezolve’s Chief Executive Officer and Chief Financial Officer, Messrs. Daniel Wagner and Richard Burchill, respectively, were present, along with representatives of Armada’s capital markets advisor, CCM, and representatives of its valuation expert, Marshall & Stevens. During the meeting, Mr. Wagner provided Armada’s board of directors with updates on Rezolve’s reorganization plans to discontinue its existing China operations of Rezolve via a liquidation. (For additional information concerning Rezolve’s reorganization, refer to “Summary of the Material Terms of the Business Combination”.) Mr. Wagner also provided Armada’s board of directors with Rezolve’s plans for expanding its operations in 2023. Following this update, Messrs. Wagner and Burchill reviewed the financial model concerning Rezolve with Armada’s board of directors, the key items of which are discussed below under “The Business Combination Proposal — Opinion of Marshall & Stevens—Prospective Financial Information”. Following this presentation, Messrs. Wagner and Burchill, as well as representatives of Cohen & Company

Capital Markets, were excused from the meeting. The representative of Marshall & Stevens then proceeded to provide Armada’s board of directors with an update on the fairness opinion analysis and process.

On June 1, 2023, Armada’s board of directors held a meeting at which representatives of Armada’s capital markets advisors, CCM, and Armada’s legal counsel, DLA Piper, participated. During the meeting, Armada’s board of directors reviewed Rezolve’s financial model and engaged in discussion with representatives of CCM, the key items of which are discussed below under “The Business Combination Proposal — Opinion of Marshall & Stevens—Prospective Financial Information”. The discussion included certain risks and uncertainties inherent in the financial model, as well as the material drivers for Rezolve’s financial performance and where Rezolve’s financial performance would be likely to out-or under-perform the financial model. Representatives of DLA Piper answered questions posited by Armada’s board of directors in connection with the use and disclosure of the financial model, including the presentation of the risks and uncertainties inherent in the model. The Armada board of directors believed that Rezolve should consider reducing projected revenues for 2023. Following the discussion between Armada’s board of directors and representatives of CCM and DLA Piper, representatives of DLA Piper provided Armada’s board of directors with an overview of the status of the preparation of the registration statement on Form F-4 relating to the Business Combination, as well as the current proposed changes to the Business Combination Agreement in light of the change in Rezolve’s organizational structure.

On June 7, 2023, Armada’s board of directors held a meeting at which representatives of Armada’s capital markets advisor, CCM, and Armada’s legal counsel, DLA Piper, participated. During the meeting Armada’s management and representatives of DLA Piper provided the directors with an update on the status of the proposed amendment and restatement of the Original Business Combination Agreement, and the preparation of the proxy statement/prospectus. Armada’s directors engaged in discussion with Armada management and representatives of DLA Piper as to open items remaining for execution of the amendment and restatement of the Original Business Combination Agreement and certain disclosures in the proxy statement prospectus. Armada’s board of directors agreed to reconvene at a later time for a presentation by Marshall & Stevens. The Armada board of directors noted that the Rezolve financial model had been revised by Rezolve to reflect decreased projected revenues for 2023.

On June 11, 2023, at a meeting of Armada’s board of directors held to evaluate the proposed Business Combination pursuant to the then-contemplated June 16, 2023 amendment and restatement of the Business Combination Agreement, Marshall & Stevens Transaction Advisory Services LLC (“Marshall & Stevens”) delivered an oral opinion, subsequently confirmed by delivery of a written opinion to Armada’s board of directors, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, (i) the Consideration to be paid by Armada in the Business Combination pursuant to the Business Combination Agreement is fair, from a financial point of view, to Armada; and (ii) Rezolve, has a fair market value equal to at least 80 percent of the balance of funds in Armada’s Trust Account (excluding deferred underwriting commissions and taxes payable and subject to proportionate adjustments under Nasdaq’s 80 percent test). For additional information, please see the section entitled “The Business Combination Proposal — Opinion of Marshall & Stevens” and the written opinion of Marshall & Stevens attached as Annex K hereto. Representatives of Armada’s capital markets advisor, CCM, and Armada’s legal counsel, DLA Piper, also participated in the meeting. Armada’s directors engaged in discussion with the representatives of Marshall & Stevens regarding the valuation analyses. During an executive session following such presentation, Armada’s board of directors discussed the importance to the valuation of Rezolve and its prospects for its future operations of Rezolve’s return to the China market.

On June 12, 2023, the board of directors of Armada adopted by unanimous consent resolutions approving the Business Combination Agreement and the proxy statement/prospectus.

On June 13, 2023, the board of directors of Armada held a meeting at which representatives of Armada’s legal counsel, DLA Piper, participated. During the meeting, the board of directors of Armada further discussed the Business Combination Agreement and the proxy statement/prospectus. The board of directors of Armada reaffirmed the resolutions previously approved by unanimous consent.

On June 16, 2023, the parties entered into the amendment and restatement of the Business Combination Agreement together with amendments and restatements of the Sponsor Support Agreement and the Stockholder Support Agreements, which was subsequently amended on August 4, 2023 to remove the net tangible assets requirement.

Effective December 12, 2023, Armada and the Sponsor entered into the Polar Subscription Agreement with Polar, an unaffiliated third party of the Company, pursuant to which Polar agrees to make certain Investor Capital Contributions from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide certain Investor Capital Contributions, (i) the Sponsor will transfer 880,000 shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contributions at the closing of an initial business combination.

On February 15, 2024, Armada held a special meeting of its stockholders to approve a further amendment to its Charter to extend the date by which the Company has to consummate a Business Combination from February 17, 2024 to March 17, 2024 and to allow the Company, without another stockholder vote, to elect to extend the date to consummate a Business Combination on a monthly basis up to five times by an additional one month each time after March 17, 2024, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until August 17, 2024, or a total of up to six months after February 17, 2024, unless the closing of a Business Combination shall have occurred prior thereto (the “Third Extension Amendment Proposal”). The stockholders of Armada approved the Third Extension Amendment Proposal at the special meeting and on February 15, 2024 the Company filed an amendment to its Charter with the Delaware Secretary of State. In connection with the Third Extension Amendment Proposal, the holders of 945,662 shares of Common Stock of Armada exercised their right to redeem their shares for cash at a redemption price of approximately $10.98 per share, for an aggregate redemption amount of $10,384,496.

Additionally, in connection with the Third Extension Amendment Proposal, Armada issued an unsecured promissory note in the principal amount of up to $297,714 (the “Second Extension Note”) to the Sponsor. The proceeds of the Second Extension Note are to be deposited in the Trust Account in equal installments of $49,619 for each of the one-month extensions. On each of February 13, 2024, March 13, 2024, April 16, 2024, May 17, 2024 and June 17, 2024, Armada deposited $49,619 into the Trust Account thereby extending the Combination Period until July 17, 2024. The payments made on February 13, 2024 and March 13, 2024 were funded under the terms of the Subscription Agreement with Polar.

Following the release of Rezolve’s financial statement for the year ended December 31, 2023 and the restatement of its consolidated combined carve-out financial statements for the year ending December 31, 2022 by restating the comparative financial statements for the year ended December 31, 2023 by not consolidating ANY included in Amendment No. 6 to this Registration Statement that was filed with the SEC on May 21, 2024, Armada’s management and board of directors requested that Rezolve’s management provide advice regarding the materiality of ANY to Rezolve’s historical results, its business plan and prospects and the Projections. (For a discussion of the restatement and a reconciliation of the impacted financial statement line items as presented to Armada’s board of directors to the restated amounts as of December 31, 2022 and for the year then ended, please refer to Note 2.20 in the Notes to the Carve-out Consolidated Financial Statements of Rezolve AI Limited and subsidiaries for the year ended December 31, 2023 and the year then ended included in this Registration

Statement.) Armada’s management requested such information for the purpose of evaluating the advisability of the proposed Business Combination and the opinion of Marshall & Stevens following the change in Rezolve’s actual results. In response to the request, Rezolve advised Armada’s management and its board of directors that ANY was not material in terms of sales and EBITDA within the business model and Projections that were provided to Marshall Stevens for purposes of its opinion. Rezolve further advised Armada’s management and the board of directors that ANY’s contribution to revenues in the business model was not material (with ANY’s percentage contribution to Rezolve’s consolidated revenue estimated to constitute approximately 6.5% in 2024 and decreasing to 1.0% by 2027 over the periods presented) and that the business model was developed so that revenue, less cost of sales, less costs would always net to zero in respect of ANY. For a more detailed discussion of ANY’s revenue in the Projections, refer to the section below captioned “— Opinion of Marshall & Stevens—Rezolve Financial Projections.” Armada’s management circulated to the Armada board of directors for review and consideration the foregoing information provided by Rezolve. After the board of directors reviewed and considered the information provided by Rezolve and certain directors held discussions with Armada management, the Armada board of directors determined by unanimous written consent on June 10, 2024 that (i) the Marshall & Stevens opinion remained valid; and (ii) the board of directors continued to recommend that Armada’s stockholders approve the Business Combination Agreement and the Business Combination. In arriving at such determinations, the board of directors focused on the facts provided by Rezolve’s management demonstrating that ANY’s revenues and certain of its historical results, while part of the business model and Projections, were not material to Rezolve’s business model or future prospects or the Projections that formed the basis of the Marshall & Stevens opinion following the introduction of Rezolve’s Brain offering on July 25, 2023 and the transition towards a subscription-based model of the Rezolve platform in which subscribers to Rezolve’s Brain offering would be entitled to use Rezolve’s other offerings, including those offerings provided by ANY. For additional information regarding Rezolve’s business model, future prospects and the Projections, refer to the section below captioned “— Opinion of Marshall & Stevens—Rezolve Financial Projections.”

Armada Board of Directors’ Reasons for the Approval of the Business Combination

Armada’s board of directors met virtually on December 16, 2021, to, among other things, discuss a potential business combination with Rezolve, and unanimously determined that the Original Business Combination Agreement and the Business Combination transaction were in the best interest of Armada and its stockholders and resolved to recommend that its stockholders vote to adopt the Business Combination Agreement and approve the Business Combination. Prior to reaching the decision to approve the Business Combination Agreement and approve the Business Combination, the board of directors consulted with Armada’s management, as well as with its legal, financial, and other advisors.

Subsequent to the announcement of the Business Combination and the Original Business Combination Agreement on December 17, 2021, Rezolve and Armada agreed to restructure the Business Combination such that, among other things, Rezolve rather than Cayman Newco would become the listed company. Additionally, on June 16, 2023, Armada and Rezolve agreed to amend and restate the Business Combination Agreement to reflect, among other things, (a) the Pre-Closing Demerger under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited, and (z) Rezolve Limited will then be wound up; and (b) an adjustment in the enterprise value for Rezolve to $1.6 billion. Due to the substantial changes in Rezolve’s operations subsequent to the announcement of the Original Business Combination Agreement on December 17, 2021, the following discussion relates to the factors considered by Armada’s board of directors in connection with the amendment and restatement of Business Combination Agreement on June 16, 2023.

The board of directors considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the board of directors, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. The board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the board of directors may have given different weight to different factors. This explanation of the reasons for the board of directors’ approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching its decision, the board of directors reviewed Rezolve’s business model, historical financial statements, the Projections, and the results of the due diligence conducted by Armada’s management and Armada’s legal, financial and other advisors. Armada’s due diligence process took place over approximately a 13-week period beginning on or about September 11, 2021, and continuing through the signing of the Business Combination Agreement on December 17, 2021, and continued thereafter through and including the signing of the Amended and Restated Business Combination Agreement on June 16, 2023. Armada’s management, as well as its directors and advisors, have many years of experience in both operational management and investment and financial management and analysis and, in the opinion of the board of directors, was suitably qualified to oversee the due diligence conducted by Armada’s legal, financial and other advisors and to conduct the portions of the due diligence and other investigations performed by Armada’s management in connection with the search for a business combination partner. A detailed description of the experience of Armada’s executive officers and directors is included in the section entitled “Other Information Related to Armada — Our Management Team”. The due diligence conducted by Armada’s management team and/or legal, financial and other advisors included:

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Meetings and calls with Armada’s third-party advisors and Rezolve’s management and accounting teams regarding Rezolve’s software, operations, customers and forecasts, including demonstrations of Rezolve’s offerings;

•	review of Rezolve’s material contracts;

•	review of Rezolve’s software and intellectual property matters;

•	review of financial, tax, legal, and accounting due diligence, including a review of Rezolve’s finance and accounting staff and staffing needs;

•	consultation with legal, financial and accounting advisors; and

•	the historical financial statements of Rezolve and the Projections.

Prior to reaching the decision to approve the Business Combination and the Business Combination Agreement, the board of directors consulted with Armada’s management, as well as with its legal and financial advisors. In making its determination with respect to the Business Combination, the board of directors also considered the financial analysis undertaken by Marshall & Stevens, a valuation expert to Armada in connection with the Business Combination. On June 11, 2023, at a meeting of the board of directors held to evaluate the proposed business combination transaction, Marshall & Stevens delivered an oral opinion, subsequently confirmed by delivery of a written opinion to the board of directors, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, (i) the Aggregate Stock Consideration (as defined in the Business Combination Agreement) to be paid by Armada in the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view, to Armada, and (ii) the fair market value of Rezolve equaled or exceeded 80% of the amount of funds held by Armada in its Trust Account for the benefit of its public stockholders (excluding any deferred underwriters fees and taxes payable on the income earned on the Trust Account). See the section entitled “The Business Combination Proposal — Opinion of Marshall & Stevens.” The full text of Marshall & Stevens’ written opinion is attached as Annex K to this proxy statement/prospectus and is incorporated herein by reference.

Armada’s board of directors evaluated the validity of the opinion of Marshall & Stevens in June 2024 following the change in Rezolve’s actual results reflected in Rezolve’s financial statement for the year ended December 31, 2023 and the restatement of its consolidated combined carve-out financial statements for the year ending December 31, 2022 by restating the comparative financial statements for the year ended December 31, 2023 by not consolidating ANY. At the request of Armada’s management, Rezolve advised Armada’s management and its board of directors that ANY was not material in terms of sales and EBITDA within the business model and Projections that were provided to Marshall Stevens for purposes of its opinion. Rezolve further advised Armada’s management and the board of directors that ANY’s contribution to revenues in the business model was not material (with ANY’s percentage contribution to Rezolve’s consolidated revenue estimated to constitute approximately 6.5% in 2024 and decreasing to 1.0% by 2027 over the periods presented) and that the business model was developed so that revenue, less cost of sales, less costs would always net to zero in respect of ANY. For a more detailed discussion of ANY’s revenue in the Projections, refer to the section below captioned “— Opinion of Marshall & Stevens—Rezolve Financial Projections.” Based upon the foregoing, focusing on the facts provided by Rezolve’s management demonstrating that ANY’s revenues were not material to its business model or the Projections on which the Marshall & Stevens opinion was based, the Armada board of directors determined by unanimous written consent on June 10, 2024 that the Marshall & Stevens opinion remained valid. For additional information regarding the decision of Armada’s board of directors with respect to the validity of the Marshall & Stevens opinion, refer to the above discussion of the June 10, 2024 action by written consent of the Armada board of directors in the section captioned “—Background of the Business Combination.”

In the prospectus for Armada’s initial public offering, Armada stated that, while it may pursue an acquisition in any business industry or sector, Armada intended to focus on prospective target companies in the digital, on-line or mobile payment solutions, processing and gateway services sectors, and/or with point-of-sale technologies, consumer marketing platforms, and e-commerce and loyalty solutions. Armada’s board of directors considered these factors identified in the prospectus in its evaluation of Rezolve. Furthermore, in light of the due diligence conducted on Rezolve by the Armada management team and its third-party advisors, and taking into account Rezolve’s focus on mobile consumer engagement platforms, and ecommerce and loyalty solutions, the board of directors determined that Rezolve met the criteria in Armada’s prospectus for its initial public offering.

In approving the Business Combination, the board of directors considered the factors that include, but are not limited to, those set forth above as well as the following positive factors, several of which are based upon our due diligence:

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Innovative Mobile Solution that Creates Value for Rezolve Customers. Rezolve provides a bridge between offline and online commerce by leveraging a mobile device’s camera, microphone and location awareness to allow any kind of product or media to trigger an instant, highly relevant, contextual engagement between consumer and advertiser or merchants. Rezolve opens new channels of engagement opportunity and revenue for customers.

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Platform and Business Model. Rezolve’s forecast of $281 million in revenues by 2024, $831 million in revenues by 2025 and $1.45 billion in revenues in 2026, represented substantial year over year growth, with additional potential revenue streams and agreements providing further opportunity for scaling the business. (For a discussion of the impact of subsequent events impacting the Projections, refer to the section below captioned “— Opinion of Marshall & Stevens—Rezolve Financial Projections.” )

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Strong Operating Leverage and Other Key Financial Metrics. Rezolve’s estimated gross profit margin is 78% for 2024, and 86% for 2025 and 2026; and EBITDA margin for 2025 is estimated to be $76 million in 2024, $233 million in 2025, and $436 million in 2026. (For a discussion of the impact of subsequent events impacting the Projections, refer to the section below captioned “— Opinion of Marshall & Stevens—Rezolve Financial Projections.” )

•	Proprietary Technology Provides a High Barrier to Entry. Rezolve has significant market momentum backed by sophisticated e-Commerce and mobile technology stack.

•	Due Diligence. Due diligence examinations of Rezolve by Armada’s management, as well as Armada’s legal, financial and other advisors, and discussions with its management.

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Negotiated Transaction. The financial and other terms of the Business Combination Agreement and the related agreements, including the fact that such terms and conditions are reasonable and were the product of arm’s length negotiations between Armada and Rezolve.

In the course of its deliberations, the board of directors also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the following:

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Public Company Risk. The risks that are associated with being a publicly traded company that is in its early, developmental stage with a management team with limited to no experience operating a public company.

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Execution Risk. The risk that Rezolve will not be able to execute on its growth-oriented business plan by adding additional revenue streams, including through the addition of new merchants, reduction of merchant attribution and increasing the number of products utilizing the Rezolve platform.

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Redemption Risk. The risk that a significant number of Armada stockholders elect to redeem their shares prior to the consummation of the Business Combination and pursuant to Armada’s existing amended and restated certificate of incorporation, which would potentially make the Business Combination more difficult to complete or reduce the amount of cash available to Rezolve to accelerate its business plan following the Closing.

•	Stockholder Vote Risk. The risk that Armada’s stockholders may fail to provide the votes necessary to effect the Business Combination.

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Closing Conditions Risk. The risk that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Armada’s control, including the risk that Rezolve will not be able complete the Pre-Closing Demerger timely.

•	Benefits May Not Be Achieved Risk. The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected timeframe.

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Litigation Risk. The risk of the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Armada Stockholders Receiving a Minority Positions Risk. The risk that Armada stockholders will hold a minority position in Rezolve.

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Fees, Expenses and Time Risk. The risk of incurring significant fees and expenses associated with completing the Business Combination and the substantial time and effort of management required to complete the Business Combination.

•	Other Risk Factors. Various other risk factors associated with Rezolve’s business, as described in the section entitled “Risk Factors.”

In addition to considering the factors described above, the board of directors also considered that some officers and directors of Armada may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Armada’s stockholders. These interests include the fact that Stephen Herbert and Douglas Lurio will be appointed as board members of Rezolve after the Business Combination and shall be entitled to receive compensation for serving on the board of directors of Rezolve after the Business Combination; however, no member of management of Armada will be employed by Rezolve following the Closing. Additionally, these interests include the fact that CCM served as a financial advisor and capital markets advisor to Armada in connection with the Business Combination in consideration for the payment of fees from Armada and the reimbursement of expenses incurred in connection with its services and the agreement by Armada to indemnify CCM for certain liabilities arising out of the engagement, and is an affiliate of a passive member of Armada’s Sponsor. Armada’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and unanimously approving, as members of the board of directors, the Business Combination Agreement and the Business Combination. For

more information, see the section entitled “Proposal No. 1 — Approval of the Business Combination — Interests of Armada’s Directors and Officers in the Business Combination.”

Armada’s board of directors concluded that the potential benefits that it expects Armada and its stockholders to achieve as a result of the Business Combination outweigh the potentially negative factors associated with the Business Combination. Accordingly, Armada’s board of directors, based on its consideration of the specific factors listed above, unanimously (a) determined that the Business Combination and the other transactions contemplated thereby are advisable, fair to, and in the best interests of Armada and its stockholders, (b) authorized and approved in all respects the Business Combination Agreement, the Subscription Agreements, and the agreements and transactions contemplated thereby, (c) in accordance with the DGCL, directed that the Business Combination Agreement and the terms of the business combination transaction contemplated thereby, including without limitation the Business Combination, be submitted for consideration by Armada’s stockholders for approval and (d) recommended that the stockholders of Armada approve the Business Combination Agreement and the business combination transaction contemplated thereby, including without limitation, the Business Combination and the payment of the Aggregate Stock Consideration.

Armada’s board of directors reconsidered whether it would continue recommend that Armada’s stockholders approve the Business Combination Agreement and the Business Combination following the release of Rezolve’s financial statement for the year ended December 31, 2023 and the restatement of its consolidated combined carve-out financial statements for the year ending December 31, 2022 by restating the comparative financial statements for the year ended December 31, 2023 by not consolidating ANY. Based upon information provided to Armada’s board of directors as discussed in more detail above and in the section captioned “—Background of the Business Combination,” the Armada board of directors determined by unanimous written consent on June 10, 2024 that it continued to recommend that Armada’s stockholders approve the Business Combination Agreement and the Business Combination. In arriving at such determination, the board of directors focused on the facts provided by Rezolve’s management demonstrating that ANY’s revenues and certain of its historical results, while part of the business model and Projections, were not material to Rezolve’s business model or future prospects or the Projections that formed the basis of the Marshall & Stevens opinion and that the board of directors determined that the Marshall & Stevens opinion remained valid following the introduction of Rezolve’s Brain offering on July 25, 2023 and the transition towards a subscription-based model of the Rezolve platform in which subscribers to Rezolve’s Brain offering would be entitled to use Rezolve’s other offerings, including those offerings provided by ANY. For additional information regarding Rezolve’s business model, future prospects and the Projections, refer to the section below captioned “— Opinion of Marshall & Stevens—Rezolve Financial Projections.”

The above discussion of the material factors considered by the board of directors is not intended to be exhaustive but does set forth the principal factors considered by the board of directors.

Interests of Armada’s Directors and Officers in the Business Combination

In considering the recommendation of Armada’s Board that Armada’s stockholders vote in favor of the Business Combination Proposal, stockholders should be aware that aside from their interests as stockholders, the directors and officers of Armada have interests in the Business Combination that are different from, or in addition to, those of other stockholders generally. Armada’s Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination, and in recommending to stockholders that they approve the Business Combination. Stockholders should take these interests into account in deciding whether to approve the Business Combination.

These interests include, among other things:

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As a result of multiple business affiliations, Armada’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, the Armada Charter provides that, unless otherwise agreed to in a contract with Armada, Armada renounced its interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Armada and such opportunity is one Armada is legally and contractually permitted to undertake and would otherwise be reasonable for Armada to pursue. Such pre-existing fiduciary duties and contractual obligations did not materially affect Armada’s search for an acquisition target, in each case, because the affiliated companies are generally closely held entities controlled by such officer or director and the nature of the affiliated companies’ respective businesses were such that it was unlikely that a conflict would arise;

•	the fact that Armada’s Sponsor has agreed not to redeem any of the Founder Shares in connection with a stockholder vote to approve the Business Combination, as provided in the Armada Letter Agreement;

•

the fact that Armada’s Sponsor has agreed to advance any funds necessary to complete a liquidation of Armada and not to seek repayment for such expenses if Armada fails to complete an initial business combination by the applicable deadline and its remaining net assets are insufficient to complete such liquidation;

•

if the Trust Account is liquidated, including in the event Armada is unable to complete an initial business combination within the required time period, Armada’s Sponsor has agreed to indemnify Armada to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which Armada has entered into an acquisition agreement or claims of any third party (other than Armada’s independent public accountants) for services rendered or products sold to Armada, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•	the continued indemnification of Armada’s existing directors and officers and the continuation of Armada’s directors’ and officers’ liability insurance after the Business Combination;

•

the fact that Stephen Herbert and Douglas Lurio will be appointed as board members of Rezolve after the Business Combination and shall be entitled to receive compensation for serving on the board of directors of Rezolve after the Business Combination;

•

the fact that Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), served as a financial advisor and capital markets advisor to Armada in connection with the Business Combination in consideration for the payment of $3,375,000 in deferred fees from Armada’s initial public offering, a capital markets advisory fee of $3,000,000 and a financial advisory fee of $8,750,000 and the reimbursement of expenses incurred in connection with its services and the agreement by Armada to indemnify CCM for certain liabilities arising out of the engagement, and is an affiliate of a passive member of Armada’s Sponsor;

•

the fact that Armada’s Sponsor, officers and directors will lose their investment in their Founder Shares if an initial business combination is not consummated by the applicable deadline. On February 3, 2021, the Sponsor paid $25,000, or approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 shares of Armada Common Stock. On June 16, 2021, the Sponsor purchased an additional 700,000 shares of Armada Common Stock at a purchase price of $0.006 per share, or an aggregate $4,070, and transferred 50,000 shares to its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. On July 23, 2021, the Sponsor purchased an additional 1,200,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $6,975, resulting in the Sponsor holding an aggregate of 6,007,500 shares of common stock and the Chief Executive Officer, President and independent directors holding an aggregate of 205,000 shares of common stock (such shares, collectively, the “Founder Shares”). On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in 1,125,000 founder shares forfeited to Armada for no consideration. The 4,882,500 Founder Shares owned by the Sponsor and the 205,000 Founder Shares held by Armada’s chief executive officer, president and independent directors would have had an aggregate market value of approximately $55,904,625 and $2,347,250, respectively, based upon the closing price of $11.45 per public share on the Nasdaq on June 20, 2024, the most recent practicable date prior to the date of this proxy statement/prospectus. Additionally, the Sponsor, officers and directors do not currently have any unreimbursed out-of-pocket expenses in connection with the Business Combination; however, in connection with Armada’s extension of the deadline by which it has to consummate a business combination, on January 20, 2023, Armada and its Sponsor, entered into certain Non-Redemption Agreements with one or more Non-Redeeming Stockholders in exchange for the Non-Redeeming Stockholders agreeing not to redeem Armada’s public shares at the 2023 annual meeting of stockholders called by Armada at which the extension proposal was approved. The Non-Redemption Agreements provide for the allocation of up to 713,057 Founders Shares to the Non-Redeeming Stockholders, which shares will be transferred to the Non-Redeeming Stockholders at the closing of the Business Combination, among satisfaction of other conditions; however, subsequent to Armada’s 2023 annual meeting of stockholders, the Non-Redeeming Stockholders may elect to redeem any public shares held. Other than the 713,057 Founder Shares to be transferred to the Non-Redeeming Stockholders at Closing, no additional consideration was provided in exchange for the Non-Redeeming Stockholders entry into the Non-Redemption Agreements. Effective December 12, 2023, Armada and the Sponsor entered into the Polar Subscription Agreement with Polar, an unaffiliated third party of the Company, pursuant to which Polar agrees to make certain Investor Capital Contributions from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide the Investor Capital Contribution, (i) the Sponsor will transfer 880,000 shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contributions at the closing of an initial business combination; and

•

the fact that, based on the difference in the purchase price of approximately $0.006 per share that the Sponsor paid for the Founder Shares, as compared to the purchase price of $10.00 per unit sold in Armada’s initial public offering, the Sponsor may earn a positive rate of return on their investment even if the share price of Rezolve Ordinary Shares falls significantly below the per share value implied in the Business Combination of $10.00 per share and the public stockholders of Armada experience a negative rate of return.

Armada’s Sponsor holds in the aggregate approximately 74.95% of the total shares outstanding as of the date of this proxy statement/prospectus. The Founder Shares will likely be worthless if Armada does not complete a business combination by the applicable deadline.

The Founder Shares are identical to the shares of Common Stock included in the public units, except that: (i) the Founder Shares are subject to certain transfer restrictions; (ii) Armada’s Sponsor, officers and directors have entered into a letter agreement with Armada, pursuant to which they have agreed: (a) to waive their redemption rights with respect to their shares of Common Stock in connection with the completion of Armada’s Business Combination; and (b) to waive their redemption rights with respect to their shares of Common Stock in connection with a stockholder vote to approve an amendment to Armada’s current amended and restated certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of Armada’s public shares if Armada does not complete its initial business combination within 24 months (as extended) from the closing of the IPO or to provide for redemption in connection with a business combination.

The personal and financial interests of Armada’s officers and directors described above may have influenced their motivation in identifying and selecting Rezolve, completing a business combination with Rezolve and may influence their operation of the post-combination company following the Business Combination. This risk may become more acute as the deadline for completing an initial business combination nears.

Amended and Restated Rezolve Memorandum and Articles of Association

Pursuant to the Business Combination Agreement, prior to the consummation of the Business Combination, Rezolve’s memorandum and articles of association will be amended and restated promptly to:

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reflect necessary changes for a company listed on Nasdaq (for a summary of the memorandum and articles of association to be amended please see “Description Of Rezolve Ordinary Shares, Articles Of Association And Certain Legal Considerations”); and

•	make certain other changes that Rezolve’s board of directors deems appropriate for a public company.

Headquarters; Stock Symbols

After completion of the transactions contemplated by the Business Combination Agreement:

•	the corporate headquarters and principal executive offices of Rezolve will be located at 3rd Floor, 80 New Bond Street, London, W1S 1SB, United Kingdom; and

•	if Rezolve’s applications for listing are approved, Rezolve’s Ordinary Shares and warrants will be traded on the Nasdaq under the symbols “RZLV” and “RZLV.W,” respectively.

Opinion of Marshall & Stevens

On September 9, 2022, Armada engaged Marshall & Stevens Transaction Advisory Services LLC (“Marshall & Stevens”) to evaluate the fairness, from a financial point of view, to Armada of the Purchase Price (as defined below) to be paid by Armada in connection with the anticipated acquisition of one hundred percent of the equity and equity equivalents (“equity”) and/or all or substantially all of the assets and business of Rezolve (the “Acquired Business”). On June 11, 2023, Armada’s board of directors met to review the proposed Business Combination. During this meeting, Marshall & Stevens reviewed with Armada’s board of directors certain financial analyses as described below and rendered its oral opinion to Armada’s board of directors, which opinion was confirmed by delivery of a written opinion, dated June 11, 2023, (the “M&S Opinion”), to the effect that, as of June 6, 2023 and based on and subject to the matters described in its opinion, the purchase price being paid by Armada for Rezolve in the transaction of One Billion, Six Hundred Thousand Dollars ($1,600,000,000), paid in the form of the ordinary shares of Rezolve (as the surviving company) valued at $10.00 per share was fair, from a financial point of view, to Armada (the “Purchase Price”). As discussed below, Marshall & Stevens used, with the approval of the board of directors of Armada, a value of $10.00 per share for the Armada Class A Common Stock. As structured, the Transaction provides for the issuance of Rezolve Ordinary Shares (as the surviving company) to the stockholders of Armada, and with the approval of the board of directors of Armada, Marshall & Stevens has used the same value per share for the Rezolve Ordinary Shares to be received by the stockholders of Armada on a one-for-one basis in the Transaction in exchange for their Armada Class A Common Stock. Marshall & Stevens has made no independent determination as to the fair market value of the securities to be issued to the stockholders of Armada in the Transaction.

The full text of the M&S Opinion, which sets forth, among other things, the assumptions made, matters considered and limitations on the scope of review undertaken by Marshall & Stevens in rendering its opinion, is attached as Annex K and is incorporated into this proxy statement by reference in its entirety. Holders of the Armada Common Stock are encouraged to read this opinion carefully in its entirety. Marshall & Stevens’ opinion was provided to Armada’s board of directors for their information in connection with their evaluation of the consideration to be received by Armada in consideration of the issuance of its equity securities to the equity holders of Rezolve in the Business Combination and relates only to the fairness, from a financial point of view, of such consideration, does not address any other aspect of the Business Combination and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the Business Combination. The summary of Marshall & Stevens’ opinion in this proxy statement is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Marshall & Stevens:

•	reviewed the Business Combination Agreement as of June 6, 2023;

•

reviewed certain operating and financial information relating to Rezolve’s business and prospects, including financial statements for the years ended December 31, 2020 through 2022, internal financial records for the three-month period ended March 31, 2023, projections for the years ending December 31, 2023 through December 31, 2027 as prepared Rezolve’s management and provided to Marshall & Stevens;

•

spoke with certain members of Rezolve’s management regarding Rezolve’s operations, financial condition, future prospects and projected operations and performance and regarding the Business Combination;

•	participated in discussions with the board and its counsel regarding Rezolve’s projected financials results, among other matters;

•	reviewed certain business, financial and other information regarding Rezolve that was furnished to it by Rezolve through its management;

•

reviewed certain other publicly available financial data for certain companies that Marshall & Stevens deemed relevant for purposes of its analysis and publicly available transaction prices and premiums paid in other transactions that it deemed relevant for purposes of its analysis;

•	performed a discounted cash flow analysis based on the projected financial information provided by Rezolve’s management; and

•	conducted such other financial studies, analyses and inquiries as deemed appropriate.

In connection with its review, Marshall & Stevens relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished or otherwise made available to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, Rezolve’s management advised Marshall & Stevens, and Marshall & Stevens assumed, that Rezolve’s projected financial information provided to Marshall & Stevens was reasonably prepared on bases reflecting the best currently available estimates and judgments of Rezolve’s future financial results and condition. In evaluating fairness, Marshall & Stevens assumed a fair market value for Armada shares of $10.00 per share (the estimated redemption value of such shares). This value was used, with the consent of Armada’s board of directors, due to the fact that Armada is a special purpose acquisition company with only limited trading history and no material operations or assets other than cash or cash equivalents and an as yet to be approved Business Combination Agreement. Accordingly, Marshall & Stevens did not perform an independent analysis regarding the fair market value of the Armada Class A Common Stock or the common stock to be issued to the holders of such shares of common stock pursuant to the Business Combination Agreement.

Marshall & Stevens expressed no opinion with respect to such forecasts and projections or the assumptions on which they are based. Marshall & Stevens also relied upon and assumed, without independent verification, that there has been no material change in Rezolve’s assets, liabilities, financial condition, results of operations, business or prospects since the date of the most recent financial statements provided to Marshall & Stevens, and that there is no information or facts that would make the information reviewed by Marshall & Stevens incomplete or misleading. Marshall & Stevens also assumed that Rezolve is not party to any material pending transaction, including, without limitation, any external financing (other than in connection with the Business Combination), recapitalization, acquisition or merger, divestiture or spin-off (other than the Business Combination or other publicly disclosed transactions).

Marshall & Stevens relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in the Business Combination Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to each such agreement, document or instrument will perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the completion of the Business Combination will be satisfied without waiver thereof and (d) the Business Combination will be completed in a timely manner in accordance with the terms described in the agreements provided to Marshall & Stevens, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). Marshall & Stevens also relied upon and assumed, without independent verification, that all governmental, regulatory and other consents and approvals necessary for the completion of the Business Combination will be obtained and that no delay, limitations, restrictions or conditions will be imposed.

Marshall & Stevens was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of Rezolve, Armada or any other party. Furthermore, Marshall & Stevens did not undertake independent analysis of any potential or actual litigation, governmental investigation, regulatory action, possible unasserted claims or other contingent liabilities to which Rezolve or Armada is a party or may be subject.

Marshall & Stevens’ opinion addressed only the fairness, from a financial point of view, of the Purchase Price and did not address any other aspect or implication of the Business Combination or any other agreement, arrangement or understanding entered into in connection with the Business Combination or otherwise. Marshall & Stevens’ opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. Marshall & Stevens’ opinion did not address the relative merits of the Business Combination as compared to alternative transactions or strategies that might be available to Armada, nor did it address Armada’s underlying business decision to proceed with the Business Combination. Except as described herein, Armada’s board of directors imposed no other limitations on Marshall & Stevens with respect to the investigations made or procedures followed in rendering the opinion.

In preparing its opinion to Armada’s board of directors, Marshall & Stevens performed a variety of financial and comparative analyses, including those described below that were the material financial analyses reviewed with Armada’s board of directors in connection with Marshall & Stevens’ opinion. The summary of Marshall & Stevens’ analyses described below is not a complete description of such analyses underlying Marshall & Stevens’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Marshall & Stevens arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Marshall & Stevens believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Marshall & Stevens considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Rezolve’s control. No company, transaction or business used in Marshall & Stevens’ analyses as a comparison is identical to Rezolve or the proposed Business Combination, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Marshall & Stevens’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Marshall & Stevens’ analyses are inherently subject to substantial uncertainty.

Marshall & Stevens was not requested to, and it did not, recommend the specific consideration payable in the Business Combination, which consideration was determined between Armada and Rezolve, and the decision to enter into the Business Combination was solely that of Armada’s board of directors. Marshall & Stevens’ opinion and financial analyses were only one of many factors considered by Armada’s board of directors in its evaluation of the Business Combination and should not be viewed as determinative of the views of Armada’s board of directors or Armada’s management with respect to the Business Combination or the Business Combination consideration.

The following is a summary of the material financial analyses reviewed with Armada’s board of directors in connection with Marshall & Stevens’ opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Marshall & Stevens’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Marshall & Stevens’ financial analyses.

Fees Paid to Marshall & Stevens

Marshall & Stevens was engaged on a fixed-fee basis of between $135,000 to $140,000, plus fees and expenses, and their compensation is not contingent upon the completion of the transaction. Marshall & Stevens provided no additional services associated with the transaction and has provided no other services for the Sponsor.

Rezolve Financial Projections

Armada is including the information set forth below solely to give Armada’s stockholders access to the financial projections of Rezolve (the “Projections”) that were provided to, and relied upon, by Marshall & Stevens in connection with the rendering of its opinion as described in the section entitled “The Business Combination—Opinion of Marshall & Stevens.” The Projections were also made available to Armada’s board of directors in connection with the presentation of financial analyses by Marshall & Stevens. The inclusion of information about the Projections in this proxy statement/prospectus should not be regarded as an indication that Armada’s board of directors, management, or any other recipient of this information considered, or now considers, this information to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. Neither Armada’s management, Rezolve nor their respective representatives has made or makes any representations to any person regarding the ultimate performance of Rezolve relative to the Projections. The Projections are not fact, are not a guarantee of future performance and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or stockholders, are cautioned not to place undue reliance on this information. You are cautioned not to rely on the Projections in making a decision regarding the Business Combination, as the Projections may be materially different than actual results. Rezolve will not refer back to the Projections in future periodic reports filed under the Exchange Act and the Projections are not, and should not be construed as guidance.

	Historical Results		Rezolve Management Projections(1)
(in millions)	CY 2021	CY 2022(4)	CY 2023E	CY 2024E		CY 2025E	CY 2026E	CY 2027E
Revenues	$3.9	$12.3	$24.4 (2)	$281.1	(2)	$830.9	$1,445.1	$2,195.6
Gross Profit Margin	56%	51%	59%	78%		86%	86%	89%
Adjusted EBITDA(3)	($13.3)	($24.2)	($16.1)	$76.0		$223.2	$435.6	$876.5

(1)	All of Management Projections are unaudited.
(2)	Assumes no revenue from operations in China, Spain, France, Australia, and New Zealand in calendar year 2023 and no revenue from operations in Nordics in calendar years 2023 and 2024.
(3)

Adjusted EBITDA is defined as EBITDA (net income (loss) adjusted for interest expense, income tax, depreciation of property and equipment and amortization of acquired intangibles) adjusted for unrealized foreign exchange gains (losses), impairment of goodwill and other assets, business development expenses, warrants issued and share-based compensation and, solely for purposes of the Projections, exclude applicable audit adjustments. See below “Reconciliation of Non-GAAP Financial Measures” for additional information.

(4)

Rezolve AI Limited has restated its consolidated combined carve-out financial statements for the year ended December 31, 2022 by restating the comparative financial statements for the year ended December 31, 2023 submitted with its Amendment No. 5 to Registration Statement on Form F-4 (as amended or supplemented, this “Amended Registration Statement”) by not consolidating ANY Lifestyle Management GmbH (“ANY”). For a discussion of the restatement and a reconciliation of the impacted financial statement line items as presented to Armada’s board of directors to the restated amounts as of December 31, 2022 and for the year then ended, please refer to Note 2.20 in the Notes to the Carve-out Consolidated Financial Statements of

Rezolve AI Limited and subsidiaries for the year ended December 31, 2023 and the year then ended included in this Amended Registration Statement. Historical results have not been adjusted for the restatement of Rezolve’s consolidated combined carve-out financial statements for the year ended December 31, 2022 and are as presented to both Marshall & Steven’s in connection with the rendering of its opinion as described in the section entitled “The Business Combination—Opinion of Marshall & Steven’s” and Armada’s board of directors.

The Projections provided by Rezolve for Armada’s use were good faith estimates of what Armada and Rezolve believe is the range of financial results that can reasonably be expected of Rezolve. There can be no assurance that these Projections will prove accurate. Additionally, as discussed in additional detail below, the Projections were prepared based on certain assumptions. Since the preparation of the Projections in June 2023, certain factors have arisen with the passage of time that were not consistent with Rezolve’s assumptions and affected Rezolve’s historical financial results, notably in 2023, and which are expected to continue to affect Rezolve’s financial results going forward in 2024 and into 2025.

The Projections were prepared by Rezolve at the request of Armada for use by Marshall & Stevens for its opinion. Rezolve, as a matter of course, does not publicly disclose forecasts, internal projections as to future performance, revenues, earnings, or other results of operations due to the inherent unpredictability and subjectivity of underlying assumptions and projections. Rezolve’s 2021 and 2022 financial results and future financial results materially differed and may materially differ from those expressed in the Projections due to factors that are beyond Armada’s or Rezolve’s ability to control or predict. Armada cannot make any assurances that the Projections will be realized or that Rezolve’s future financial results will not materially vary from the Projections. In particular, the Projections should not be used as public guidance.

The Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding projections, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, or GAAP. The Projections have not been audited. Marcum LLP has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the Projections and, accordingly, Marcum LLP does not express an opinion or any other form of assurance with respect thereto. The Marcum LLP report included in this document relates to Armada’s previously issued financial statements. It does not extend to the Projections and should not be read to do so.

The Projections were based upon various estimates and assumptions that relate only to the periods presented and based on information known or estimated as of the date the Projections were prepared, subject to the qualifications for subsequently occurring events noted herein. The Projections do not take into account any circumstances or events occurring after the date they were prepared, subject to the qualifications for subsequently occurring events noted herein. Accordingly, the Projections should not be relied upon for any other purpose. The Projections are also subjective in many respects and the recent changes in Rezolve’s operations, notably the Pre-Closing Demerger, makes evaluating its business and future prospects, including the assumptions and analyses developed by Rezolve upon which the Projections rely, difficult and uncertain. As a result, there can be no assurance that the Projections will be realized or that actual results will not be significantly lower or higher than estimated. Since the Projections cover multiple years, that information by its nature becomes less predictive and reliable with each successive year. Stockholders are urged to review the section entitled “Risk Factors” in this proxy statement/prospectus for a description of the risks relating to Rezolve’s business. Stockholders should also read the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/prospectus for additional information regarding the risks inherent in forward-looking information such as the Projections.

The Projections include the following key assumptions that Rezolve’s management believed to be material:

Revenue Assumptions. The Projections reflect Rezolve management’s good faith assessment of the prospective revenue from Rezolve’s platform that Rezolve will have the opportunity and capability to achieve in the period 2023 through 2027.

•	The Projections assume a total addressable market (worldwide) for Rezolve’s offerings of $478 billion.

•	The Projections assume approximately $12,000 in revenues per year per merchant outside China.

•	The Projections assume the following distribution of merchant partners and the number of months assumed to achieve the maximum number of merchant partners:

Merchant Distribution Partners by geography	United Kingdom	Germany	Merchant Dist. Partner 3	Merchant Dist. Partner 4	Merchant Dist. Partner 5	United States
Merchant Customers	200,000	150,000	250,000	500,000	600,000	2,500,000
Merchant Penetration	20%	20%	20%	20%	20%	9%
Mos. to Max. No. of Merchants	30	30	30	30	30	36

•	The Projections assume the following distribution of retail partners and the number of months assumed to achieve the maximum number of merchant partners:

Retail Distribution Partners	India	Mexico(1)	Retail Dist. Partner 3	Retail Dist. Partner 4	Retail Dist. Partner 5	Retail Dist. Partner 6	Retail Dist. Partner 7	Retail Dist. Partner 8
Partner Customers	150,000,000	180,000,000	20,000,000	15,000,000	60,000,000	20,000,000	25,000,000	60,000,000
Partner Penetration	20%	10%	10%	10%	10%	10%	10%	10%
Mos. to Max. No. of Customers	48	36	36	36	36	36	36	36

(1)

Based upon Rezolve’s contract with Grupo Carso, which has operations across Latin America, for Rezolve’s Instant Checkout offering in Grupo Carso’s Claro Shop marketplace. The parties have been testing the Instant Checkout offering in Claro Shop during the first half of 2023 and the Projections assume that Rezolve’s Instant Checkout offering will commence commercial use on the Claro Shop marketplace in the third quarter of 2023. According to the Claro Shop website, Claro Shop is used by over 10,000 merchants and accessed by over 10.0 million customers.

In July 25, 2023, Rezolve announced the introduction of two new offerings: (1) myBrain, Rezolve’s offering to individual users; and (2) Brain, Rezolve’s offering to businesses using AI and GPT technologies, with Brain offered in the following geographies: (a) Latin America, (b) Europe, (c) Asia and (d) North America. While Rezolve management does not anticipate that the introduction of these offerings and the shift in its platform will materially affect its Projections of the revenue, gross profit margin or EBITDA, Rezolve’s business model is transitioning from a transaction-based revenue model, whereby fees would be earned by Rezolve based upon the level of engagement using Rezolve’s offerings, towards a subscription-based model of the Rezolve platform in which subscribers to Rezolve’s Brain offering would be entitled to use Rezolve’s other offerings, including Geozone, audio triggers, watermarks, Instant Act and Instant Buy. Rezolve management believes that such shift in its business model will increase Rezolve’s reliance on the Latin American market, while decreasing Rezolve’s reliance on re-entering the China market, the reasons for which are discussed below in greater detail.

•

myBrain. Rezolve’s myBrain offering allows individual users limited free access to Rezolve’s AI tool, a proprietary Large Language Model (or “LLM”) utility that allows users to ingest links and documents from any source to extract data from the documents in a personalized format by asking questions. Rezolve plans to advertise myBrain in Europe through the channels WhatsApp, Instagram, Facebook, TikTok and LinkedIn, which are expected to reach approximately 50.0 million consumers, and through Grupo Carso in Mexico, the contract with which Rezolve expects to commence in mid-August 2023 and to reach approximately 100.0 million consumers.

•

Brain. Rezolve’s Brain offering to businesses utilizes AI and GPT models based on Rezolve’s proprietary LLM utility called “BrainPowa,” which has been trained specifically for eCommerce. Brain is designed to transform online stores, call-centers, social media interactions and in-store kiosks into personalized, conversational, online shopping experiences that increase orders and reduce costs. Rezolve believes it is in a unique position with first mover advantage in the retail space. The triggers for the AI offering have been active and used by merchants for at least 3 years and Rezolve initiated a large-scale trial in China that proved the technology. Merchants who engage Rezolve for the Brain platform will have access to Brain and all triggers (Geozone, audio triggers, watermarks, Instant Act and Instant Buy).

•	Brain-Latin America.

•	Rezolve expects to expand its offerings to Grupo Carso to include its myBrain and Brain offerings by the end of Q3 2024.

•

Rezolve anticipates that it will enter into contracts by the end of 2024 with the Latin American digital merchants with which it is currently in negotiations, including a grocery store chain, a pharmacy chain and a digital marketing designer.

•

Based on Statista’s determination of 17.94 million SME’s in Latin America in 2021[2], Rezolve’s platform assumes that it will be engaged by approximately 0.0048% of Latin American SME merchants by December 2024 to achieve the Projections.

•	Brain-Europe.

•	Rezolve is party to a contract with the Weekend based in Germany to promote the Rezolve platform.

•

Rezolve anticipates that it will enter into contracts by the end of 2024 with several European digital merchants with which it is currently in negotiations, including digital marketing companies, telecommunications companies, a consulting company and various digital marketplaces.

•

Based on Statista’s determination of 33.21 million SME’s in Europe in 2021[3], Rezolve’s platform assumes Rezolve will be engaged by approximately 0.0015% of Europe SME merchants by December 2024 for its Brain offering to achieve the Projections.

•	According to Statista, the retail market in Latin America was worth $1.9 trillion in 2017 and was forecasted to grow to $2.35 trillion by 2022 (Statista).

•	Brain-Asia.

•

Rezolve anticipates that it will enter into contracts for the Rezolve platform offering by the end of 2024 with Indian and South Korean digital merchants with which it is currently in negotiations, including a digital retailer.

•

Based on Statista’s determination of approximately 1.2 trillion SME’s in India in 2021[4] with approximately 63 million MSME’s and approximately 1.5 million SME’s in South Korea, Rezolve’s platform assumes Rezolve will be engaged by approximately 0.0005% of SME merchants in these two countries by December 2024 for its Brain offering to achieve the Projections.

•	According to Statista, the retail market in India was worth $1.2 trillion in 2022 and $487 billion in South Korea.

•	Brain-North America.

•	Rezolve is party to a contract with ACI Group in North America to promote the Rezolve platform.

[2]	Research Department, “Estimated number of small and medium sized enterprises (SMEs) worldwide from 2000 to 2021, by region” (August 2022)
[3]	Id.
[4]	Id.

•	ACI Group has access to over 80,000 merchants for which Rezolve has assumed it will be engaged by 0.3% of such merchants by December 2024.

•

Based on Statista’s determination of 31.85 million SME’s in the United States in 2021[5], Rezolve’s platform assumes Rezolve will be engaged by approximately 0.0006% of North American SME merchants by December 2024 for its Brain offering to achieve the Projections.

•	According to Statista, the retail market in the United States was worth $6.6 trillion in 2021.

In developing the assumptions for the Projections, Rezolve management compared its assumptions to publicly available forecasts of other similar payments companies and AI tools, such as ChatGPT6, to assess the reasonableness of its assumptions, including with respect to the market opportunity for payment services and similar AI tools. While Rezolve management believes the above-mentioned assumptions to be reasonable for preparation of the Projections, the assumptions are dependent upon future events, and actual conditions may differ from those assumed. In addition, as noted above, Rezolve management used and relied upon certain information provided by others. While Rezolve management believes the use of such information and assumptions to be reasonable for preparation of its Projections, it offers no assurances with respect thereto and some assumptions may vary significantly due to unanticipated events and circumstances. Armada’s management and Board also reviewed such publicly available information, and consulted with its advisors to aid in evaluating the reasonableness of Rezolve’s Projections and the underlying assumptions. From time to time on an ongoing basis, Rezolve’s management reviews the reasonableness of significant assumptions related to its Projections. This analysis includes, among other things, the size and market opportunity of the retail markets in each of the Latin American, European, Asian and North American markets of Rezolve, its pipeline of merchants and entry of competitors into the digital payments and AI-enabled solutions spaces.

Forecast Period. Since Rezolve expects to commence providing its offerings under its contracts during the second half of 2023 and during 2024, Rezolve management believes using a five-year period effectively shows the economic impact of the potential merchant engagement that can be reasonably extrapolated from the current level of inbound interest and ongoing discussions with current and prospective merchants. Taking these factors into account, Marshall & Stevens requested that Rezolve management provide Projections covering a five-year period for purposes of the analyses it performed. In addition, due to the uncertainties and risks associated with the adoption and use of Rezolve’s offerings, as well as the size and scope of the potential market opportunity available to Rezolve, projections beyond 2027 could not be supported by information known to or reasonably estimable by Rezolve at the time the projections were developed.

Since the preparation of the Projections in June 2023, certain factors have arisen with the passage of time that were not consistent with Rezolve’s assumptions underlying the preparation of the Projections and affected Rezolve’s actual financial results, notably in 2023, and which are expected to continue to affect Rezolve’s financial results in 2024 and into 2025. The primary factors, among other unanticipated circumstances, are (i) the delayed closing of the Business Combination (and, in particular, the corresponding delay in capital infusion for investment purposes) resulting from a delay related to the review of the registration statement relating to the Business Combination discussed in Note 2.20 in the Notes to the Carve-out Consolidated Financial Statements of Rezolve AI Limited and subsidiaries for the year ended December 31, 2023 and the year then ended included in this Amended Registration Statement and the resulting delay in the completion of the audit of Rezolve’s historical financial statements by its independent registered public accounting firm; (ii) Rezolve AI Limited has restated its consolidated combined carve-out financial statements for the year ended December 31, 2022 by restating the comparative financial statements for the year ended December 31, 2023 submitted with this Amended Registration Statement by not consolidating ANY, as discussed in Note 2.20 in the Notes to the Carve-out Consolidated Financial Statements of Rezolve AI Limited and subsidiaries for the year ended December 31, 2023 and the year then ended included in this Amended Registration Statement; and (iii) a delay in

[5]	Id.
[6]	“ChatGPT owner OpenAI projects $1 billion in revenue by 2024,” Reuters (December 15 2022)

implementing Rezolve’s business model (as discussed above under “—Revenue Assumptions”) from a transaction-based revenue model to a subscription-based model resulting from the delayed closing of the Business Combination and the corresponding delays in capital infusions necessary to finance the implemention of Rezolve’s new subscription-based offerings and related customer acquisition and entry into new contracts. While Rezolve management does not anticipate that these will materially affect its Projections of the revenue, gross profit margin or EBITDA, Rezolve management believes that such factors will impact the timing for the implementation of its business model and, therefore, delay the timing for the Projections and shift such Projections to the periods following the closing of the Business Combination and the corresponding receipt of capital infusions and subsequent deploying of such capital infusions. While access to capital and the deployment of such capital are necessary for the full implementation of Rezolve’s new offerings and customer acquisitions and contract executions, Rezolve has provided Armada’s management and board of directors updates from time to time on Rezolve’s customer pipeline, the development of which has continued, although not at the same rate as Rezolve anticipated at the time it originally prepared the Projections due to the delays in closing the Business Combination discussed above in this paragraph.

As a result of the foregoing and as discussed in more detail above and in the section captioned “—Background of the Business Combination,” Armada’s management and board of directors considered whether it should request revised Projection following the change in Rezolve’s actual results reflected in Rezolve’s financial statement for the year ended December 31, 2023 and the restatement of its consolidated combined carve-out financial statements for the year ending December 31, 2022 by restating the comparative financial statements for the year ended December 31, 2023 by not consolidating ANY the Projections. At the request of Armada’s management, Rezolve advised Armada’s management and its board of directors that ANY was not material in terms of sales and EBITDA within the business model and Projections that were provided to Marshall Stevens for purposes of its opinion. As support for this determination, Rezolve advised Armada’s management and board of directors that revenue from ANY as a percentage of total revenue in the business model used to prepare the Projections was 6.5% in 2024, falling to 2.4% in 2025, 1.5% in 2026 and 1.0% in 2027. In 2028 revenue was forecast at $2,195,589,522 in 2028 with ANY forecast at $22,412,469, which would constitute approximately 1.0%. Rezolve also advised that the business model was developed so that revenue, less cost of sales, less costs would always net to zero in respect of ANY. Additionally, as noted above, Rezolve is continuing to develop its customer pipeline, although not at the same rate as Rezolve anticipated at the time it originally prepared the Projections due to the delays in closing the Business Combination and the corresponding delay in capital infusions for investment purposes. Accordingly, based upon the foregoing, no material changes (other than as noted in the immediately preceding paragraph) to the Projections are being requested from Rezolve at this time. The additional information would not have materially changed the board of directors’ understanding of Rezolve’s business and prospects, and the additional time and expense required for Rezolve’s management to create updated projections would have unnecessarily distracted management of Rezolve from focusing all of their efforts on running the business and bringing the Business Combination to a close, particularly since Armada’s board of directors understands that Rezolve’s access to capital markets is necessary to fund the development of its new offerings and marketing that enables the expected growth contemplated by the Projections.

Risks and Uncertainties. The Projections (including the Projections regarding revenues above) are subjective in many respects and Rezolve’s limited operating history, notably following the Pre-Closing Demerger, makes evaluating its business and future prospects, including the assumptions and analyses developed by Rezolve upon which the Projections rely, difficult and uncertain. As a result, there can be no assurance that the Projections will be realized or that actual results will not be significantly lower or higher than estimated or that the Projections will be realized according within the periods anticipated. The following risks and uncertainties may negatively impact the market opportunity of Rezolve’s platform and offerings and Rezolve’s ability to achieve the revenue Projections illustrated in the Projections:

•

Rezolve has generated limited revenues from existing Channels and there is no guarantee that it will be able to attract and retain new merchants and increase sales to new merchants, including with its new offerings myBrain and Brain.

•	Rezolve is an early-stage company with a history of financial losses and expects to incur significant expenses and continuing losses for the foreseeable future.

•

The impact of worldwide economic conditions, including the resulting effect on spending by SMBs and spending on technology, may adversely affect Rezolve’s business, operating results and financial condition.

•	Rezolve’s limited operating history in a new and developing market makes it difficult to evaluate its current business and future prospects and may increase the risk that it will not be successful.

•	Rezolve’s growth depends in part on the success of its strategic relationships with third parties.

•

The markets for Rezolve’s offerings are new and evolving and may develop more slowly or differently than we expect. Rezolve’s future success is dependent on the growth and expansion of these markets, its ability to adapt and respond effectively to evolving market conditions and its relationship with its business partners.

•	Rezolve’s radio advertising business in Germany is susceptible to risks associated with economic downturns and recession.

•

Non-performance under, termination, non-renewal or material modification of agreements with Rezolve’s business partners could have a material adverse effect on Rezolve’s business, financial condition and/or results of operations.

•	Rezolve does not have the history with its solutions or pricing models necessary to accurately predict optimal pricing necessary to attract new merchants and retain existing merchants

•	Resolve’s business is susceptible to risks associated with inadequate financing to continue to funds its growth and associated customer acquisitions and entry into new contracts with customers.

•	Rezolve’s business is susceptible to risks associated with international sales and the use of its platform in various countries.

•

As Rezolve and its channels and merchants adopt its proprietary machine learning systems, it may be exposed to risks related to systems efficiency and disclosure and changes to the political and regulatory framework for AI technology, which can adversely affect Rezolve’s business, financial condition and results of operations.

•	If the availability of Rezolve’s platform does not meet its service-level commitments to customers, Rezolve’s current and future revenues may be negatively impacted

•

Expansion into geographies such as the U.S., Latin America, India, and China in the future, is important to the growth of Rezolve’s business, and if Rezolve does not manage the business and economic risks of international expansion effectively, it could materially and adversely affect Rezolve’s business, financial condition and results of operations.

•	A regional or global health pandemic, including the global COVID-19 pandemic, may adversely impact Rezolve’s business, results of operations and financial performance.

•	Rezolve is dependent upon consumers’ and merchants’ willingness to use the internet and internet- enabled mobile devices for commerce.

•

Rezolve’s business and prospects would be harmed if changes to technologies used in Rezolve’s platform or new versions or upgrades of operating systems and internet browsers adversely impact the process by which merchants and consumers interface with Rezolve’s platform.

•	If Rezolve does not or cannot maintain the compatibility of its platform with third-party applications that its customers use in their businesses, Rezolve’s revenues will decline.

•

Mobile devices are increasingly being used to conduct commerce, and if Rezolve’s solutions do not operate as effectively when accessed through these devices, Rezolve’s merchants and their customers may not be satisfied with Rezolve’s services, which could harm Rezolve’s business.

The Projections are not being included herein to influence Armada’s stockholders’ decision whether to vote in favor of any proposal contained in this proxy statement/prospectus. In light of the foregoing factors and the uncertainties inherent in the Projections, stockholders are cautioned not to place undue, if any, reliance on the Projections.

The Adjusted EBITDA measure included in the Projections is a non-GAAP financial measure. Non-GAAP financial measures are additions to, and should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and these non-GAAP financial measures as used in the Projections may not be reported by Rezolve’s or Armada’s competitors and may not be comparable to similarly titled amounts used by other companies. We encourage you to review the financial statements of Rezolve included in this proxy statement/prospectus, as well as the financial information in the sections entitled “Selected Financial Information of Rezolve” and “Unaudited Pro Forma Condensed Combined Financial Statements” in this proxy statement/prospectus and to not rely on any single financial measure.

Reconciliation of Non-GAAP Financial Measures

A reconciliation of Adjusted EBITDA to the most comparable GAAP financial measure for the periods presented is included below. Adjusted EBITDA is defined as EBITDA (net income (loss) adjusted for interest expense, income tax, depreciation of property and equipment and amortization of acquired intangibles) adjusted for unrealized foreign exchange gains (losses), impairment of goodwill and other assets, business development expenses, warrants issued and share-based compensation and, solely for purposes of the Projections, exclude applicable audit adjustments. Although it is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, Rezolve’s working capital needs or contractual commitments;

•	Adjusted EBITDA does not reflect Rezolve’s interest expense, or the cash requirements to service interest or principal payments on, Rezolve’s indebtedness;

•	Adjusted EBITDA does not reflect Rezolve’s tax expense or the cash requirements to pay Rezolve’s taxes;

•	Adjusted EBITDA does not reflect the impact on earnings or changes resulting from matters that Rezolve considers not to be indicative of its future operations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements; and

•	other companies may calculate Adjusted EBITDA differently than Rezolve does.

Rezolve compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Rezolve Financial Statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss).

The table below provides a reconciliation of Rezolve’s net income (loss) to its non-GAAP financial measure, Adjusted EBITDA, for each of the periods presented:

	Historical Results(1)		Management Projections
(in millions)	CY 2021	CY 2022	CY 2023E	CY 2024E	CY 2025E	CY 2026E	CY 2027E
Net income(2)	($37.7)	($104.1)	($16.1)	$61.1	$180.7	$354.3	$715.4

Reconciliation to adjusted EBITDA
Interest expense (income)	$0.3	$3.9	—	($0.3)	($2.7)	($7.3)	($17.7)
Depreciation and amortization	$0.5	$0.7	—	—	—	—	—
Income tax expense (benefit)	$0.0	($0.1)	—	$15.2	$45.2	$88.6	$178.8

EBITDA	($37.0)	($99.6)	($16.1)	$76.0	$223.2	$435.6	$876.5

Unrealized FX (gain) or loss	$0.7	($0.3)	—	—	—	—	—
Impairment of Goodwill	—	$7.4	—	—	—	—	—
Impairment of prepayments and other current assets	—	$0.7	—	—	—	—	—
Impairment of accounts receivable	—	$0.4	—	—	—	—	—
Business development expenses	$5.2	$7.1	—	—	—	—	—
Share based compensation issued to related parties for consultancy services	$13.2	$39.5	—	—	—	—	—
Share based compensation for consultancy services	$3.5	$18.4	—	—	—	—	—
Employee and other share based compensation	$1.0	$2.1	—	—	—	—	—
Other	$0.1	$0.1	—	—	—	—	—

Total adjustments	$23.7	$75.4	—	—	—	—	—

Adjusted EBITDA(3).	($13.3)	($24.2)	($16.1)	$76.0	$223.2	$435.6	$876.5

(1)

Historical results for the years ended December 31, 2021 and 2022 exclude applicable adjustments. All of Management Projections are unaudited. Additionally, historical results have not been adjusted for the restatement of Rezolve’s consolidated combined carve-out financial statements for the year ended December 31, 2022 and are as presented in June 2023 both to Marshall & Steven’s in connection with the rendering of its opinion as described in the section entitled “The Business Combination—Opinion of Marshall & Steven’s” and Armada’s board of directors. We have included the above information since it was presented to Marshall & Steven’s and Armada’s board of directors in June 2023, notwithstanding that the above information was subsequently adjusted to reflect the restatement discussed below. As discussed in Note 2.20 in the Notes to the Carve-out Consolidated Financial Statements of Rezolve AI Limited and subsidiaries for the year ended December 31, 2023 and the year then ended included in this registration statement, Rezolve AI Limited has restated its consolidated combined carve-out financial statements for the year ended December 31, 2022 by restating the comparative financial statements for the year ended December 31, 2023 submitted with its fifth amended F-4 registration statement by not consolidating ANY. For a discussion of the restatement and a reconciliation of the impacted financial statement line items as presented to Armada’s board of directors to the restated amounts as of December 31, 2022 and for the year then ended, please refer to Note 2.20 in the Notes to the Carve-out Consolidated Financial Statements of Rezolve AI Limited and subsidiaries for the year ended December 31, 2023 and the year then ended included in this registration statement.

(2)	Assumes no revenue from operations in China, Spain, France, Australia, and New Zealand in calendar year 2023 and no revenue from operations in Nordics in calendar years 2023 and 2024.
(3)

Adjusted EBITDA is defined as EBITDA (net income (loss) adjusted for interest expense, income tax, depreciation of property and equipment and amortization of acquired intangibles) adjusted for unrealized foreign exchange gains (losses), impairment of goodwill and other assets, business development expenses, warrants issued and share-based compensation and, solely for purposes of the Projections, exclude applicable audit adjustments. See below “Reconciliation of Non-GAAP Financial Measures” for additional information.

Discounted Cash Flow Analysis

The major inputs and assumptions used in Marshall & Stevens’s discounted cash flow method were as follows:

•

As discussed above, Rezolve provided projection through 2027, which was extended to 2032 by Marshall & Stevens reflecting a ramp-down in revenues growth coupled with constant margins, as the basis for the Discounted Cash Flow analysis. The duration of the projection provided assumes a time period by which Rezolve believes it would achieve a stabilized long-term growth rate.

•

A weighted average cost of capital (WACC), adjusted for exposure to emerging markets, was used as the discount rate in Marshall & Stevens’s analysis and applied to debt free, after-tax cash flows. The WACC was calculated to be approximately 27.0% and was determined based upon a cost of equity of approximately 28.08% and an after-tax cost of debt of approximately 6.20%.

•

A cost of equity was determined using a 20-year U.S. Treasury Rate (3.94%), long-term regional/country inflation risk premium of 1.00% based upon the International Monetary Fund (IMF) and the weighted average inflation of the revenue-generating countries for Rezolve (China, UK, India, Germany, Mexico, Canada, Spain, France, Australia, New Zealand, Nordics, USA and the rest of the world (“RoW”)), Equity Risk Premium of 6.22% (Kroll Cost of Capital Navigator 2022 (“KCOC”)), Re-levered Equity beta of 1.00 based upon the Guideline Companies discussed below, a size premium of 1.34% based upon KCOC data for the 7th decile, and a company specific risk premium of 15.00% based upon anticipated forecast risk.

•

After-tax cost of debt was determined using BBB rated bond yields, a country risk/inflation adjustment (based upon the IMF and Federal Reserve Bank of Philadelphia), and a tax rate of 26.48% based upon the weighted average tax rates of the revenue-generating countries for Rezolve (China, UK, India, Germany, Mexico, Canada, Spain, France, Australia, New Zealand, Nordics, USA, and RoW).

•	The debt-to-capital ratio was estimated at 5.0% and the equity-to-capital ratio was estimated at 95.0% using input from the Guideline Companies discussed below.

•	Estimated income tax expense of 26.48% of pre-tax income;

•	Capital expenditures for projected year 2023 through 2032 were based upon discussions with Rezolve’s management;

•

Working capital requirements for projected year 2023 through 2032 based upon Rezolve’s management estimates and a review of the Guideline Companies discussed below. The working capital requirements were estimated based on Rezolve’s normal debt-free, cash-free working capital to sales ratio of 3.00%, and the expectation that this level of debt-free, cash-free working capital would be sufficient going forward;

•	A terminal year multiple of 4.17 was calculated using the Gordon Growth Model and based upon a WACC of 27.0% and terminal growth rate of 3.00% (multiple = 1/(WACC – growth rate).

Marshall & Stevens performed sensitivity analyses utilizing the projections including varying the terminal growth rate, the WACC rate, and the revenues growth rate.

Marshall & Stevens first determined the enterprise value of Rezolve, which is defined as the market value of invested capital, less cash, plus the present value of net operating losses (NOLs). Thus, the indication of enterprise value for Rezolve using the discounted cash flow method was estimated to be between approximately $1,580,000,000 and $1,850,000,000.

Guideline Public Company Analysis

Marshall & Stevens reviewed and analyzed selected historical and projected information about Rezolve provided by Rezolve’s management and compared this information to certain financial information of thirteen (13) publicly traded companies that Marshall & Stevens deemed to be reasonably comparable to Rezolve (each a “Guideline Company” and, collectively, the “Guideline Companies”). The initial Guideline Companies were provided by Rezolve, and Marshall & Stevens reviewed these Guideline Companies to determine the comparability to Rezolve. Marshall & Stevens also performed their own independent search for other Guideline Companies and added them to the list provided by Rezolve. The criteria for selecting the Guideline Companies were mainly based upon each Guideline Company’s industry and business description.

Business descriptions and financial information are provided below for the selected Guideline Companies. The descriptions of these companies and the financial information for such companies set out below are derived from publicly available information and are summary in nature. Shareholders are referred to, and these summaries are qualified in full by reference to, the public reports filed by these companies with the SEC. Marshall & Stevens has conducted no due diligence as to the truthfulness, accuracy or completeness of this information and makes no representation or warranty as to any such matter.

Shopify, Inc. (NYSE: SHOP)

Shopify Inc., a commerce company, provides a commerce platform and services in Canada, the United States, Europe, the Middle East, Africa, the Asia Pacific, and Latin America. The company’s platform enables merchants to display, manage, market, and sell their products through various sales channels, including web and mobile storefronts, physical retail locations, pop-up shops, social media storefronts, native mobile apps, buy buttons, and marketplaces; and enables them to manage products and inventory, process orders and payments, fulfill and ship orders, identify new buyers and build customer relationships, source products, leverage analytics and reporting, manage cash, payments and transactions, and access financing. It also sells custom themes and apps, and registration of domain names; and merchant solutions, which include accepting payments, shipping and fulfillment, and securing working capital. The company was formerly known as Jaded Pixel Technologies Inc. and changed its name to Shopify Inc. in November 2011. Shopify Inc. was incorporated in 2004 and is headquartered in Ottawa, Canada.

The Trade Desk, Inc. (NasdaqGM: TTD)

The Trade Desk, Inc. operates as a technology company in the United States and internationally. The company operates a self-service cloud-based platform that allows buyers to plan, manage, optimize, and measure data-driven digital advertising campaigns across various ad formats and channels, including video, display, audio, digital-out-of-home, native, and social on various devices, such as computers, mobile devices, televisions, and streaming devices. It also provides data and other value-added services. The company serves advertising agencies, brands, and other service providers for advertisers. The Trade Desk, Inc. was incorporated in 2009 and is headquartered in Ventura, California.

HubSpot, Inc. (NYSE: HUBS)

HubSpot, Inc. provides a cloud-based customer relationship management (CRM) platform for businesses in the Americas, Europe, and the Asia Pacific. The company’s CRM platform includes marketing, sales, service, and content management systems, as well as integrated applications, such as search engine optimization, blogging, website content management, messaging, chatbots, social media, marketing automation, email, predictive lead scoring, sales productivity, knowledge base, commerce, conversation routing, video hosting, ticketing and helpdesk tools, customer NPS surveys, analytics, and reporting. It also offers professional services to educate and train customers on how to leverage its CRM platform, as well as phone and/or email and chat-based support services. The company serves mid-market business-to-business companies. HubSpot, Inc. was incorporated in 2005 and is headquartered in Cambridge, Massachusetts.

DLocal Limited (NasdaqGS: DLO)

DLocal Limited operates a payment processing platform worldwide. Its payments platform enables merchants to get paid and to make payments online. The company serves commerce, streaming, ride-hailing, financial services, advertising, software as a service, travel, e-learning, on-demand delivery, gaming, and crypto industries. DLocal Limited was founded in 2016 and is headquartered in Montevideo, Uruguay.

DoubleVerify Holdings, Inc. (NYSE: DV)

DoubleVerify Holdings, Inc. provides a software platform for digital media measurement, and analytics in the United States and internationally. The company provides solutions to advertisers unbiased data analytics that enable advertisers to increase the effectiveness, quality and return on their digital advertising investments. It also offers solutions including DV Authentic Ad, a metric of digital media quality, which evaluates the existence of fraud-free, brand-suitable, viewability, and geography for each digital ad; DV Authentic Attention solution that provides exposure and engagement predictive analytics to drive campaign performance; and Custom Contextual solution, which allows advertisers to match their ads to relevant content to maximize user engagement and drive campaign performance. In addition, it offers DV Publisher suite, a solution for digital publishers to manage revenue and increase inventory yield by improving video delivery, identifying lost or unfilled sales, and aggregate data across all inventory sources; and DV Pinnacle, a service and analytics platform user interface that allows its customers to adjust and deploy controls for their media plan and track campaign performance metrics across channels, formats, and devices. Further, the company software solutions are integrated in the digital advertising ecosystem, including programmatic platforms, social media channels, and digital publishers. It serves brands, publishers, and other supply-side customers covering various industry verticals, including consumer packaged goods, financial services, telecommunications, technology, automotive, and healthcare. DoubleVerify Holdings, Inc. was founded in 2008 and is headquartered in New York, New York.

Sprout Social, Inc. (NasdaqCM: SPT)

Sprout Social, Inc. designs, develops, and operates a web-based social media management platform in the Americas, Europe, the Middle East, Africa, and the Asia Pacific. It provides cloud software that brings together social messaging, data, and workflows in a unified system of record, intelligence, and action. The company offers various integrated tools in a range of functions comprising social engagement/response, publishing, reporting and analytics, social listening and business intelligence, reputation management, social commerce, employee advocacy, and automation and workflows. Its tools serve a range of use-cases within its customers’ organizations, including social and community management, public relations, marketing, customer service and care, commerce, sales, and customer acquisition, recruiting and hiring, product development, and business strategy. The company also offers professional services, which primarily consist of consulting and training services. It serves small-and-medium-sized businesses, mid-market companies, enterprises, marketing agencies, government, non-profit, and educational institutions. Sprout Social, Inc. was incorporated in 2010 and is headquartered in Chicago, Illinois.

Lightspeed Commerce Inc. (TSX: LSPD)

Lightspeed Commerce Inc. provides a commerce enabling Software as a Service (SaaS) platform for small and midsize businesses, retailers, restaurants, and golf course operators in Canada, the United States, Australia, the Netherlands, and other geographies. Its SaaS platform enables customers to engage with consumers, manage operations, accept payments, etc. The company’s cloud platforms are designed interrelated elements, such as omni-channel consumer experience, a comprehensive back-office operations management suite to improve customers’ efficiency and insight, and the facilitation of payments. Its platform functionalities include full omni-channel capabilities, point of sale (POS), product and menu management, employee and inventory management, analytics and reporting, multi-location connectivity, order-ahead and curbside pickup functionality, loyalty, and customer management solutions. The company also offers tailored financial solutions, such as Lightspeed Analytics; Lightspeed Payments; and Lightspeed Capital, a merchant cash advance program. In addition, it sells POS peripheral hardware, including tablets, customer facing displays, receipt printers, networking hardware, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories, as well as provides installation and implementation services. The company was formerly known as Lightspeed POS Inc. and changed its name to Lightspeed Commerce Inc. in August 2021. Lightspeed Commerce Inc. was incorporated in 2005 and is headquartered in Montréal, Canada.

EverCommerce Inc. (NasdaqGS: EVCM)

EverCommerce Inc., together with its subsidiaries, provides integrated software-as-a-service solutions for service-based small and medium sized businesses in the United States and internationally. The company’s solutions include business management software that offers route-based dispatching, medical practice management, and gym member management solutions; billing and payment solutions comprising e-invoicing, mobile payments, and integrated payment processing; customer engagement applications, which include reputation management and messaging solutions; and marketing technology solutions that cover websites, hosting, and digital lead generation. It also provides EverPro suite of solutions in home services; EverHealth suite of solutions within health services; and EverWell suite of solutions in fitness and wellness services. In addition, the company offers professional services, such as implementation, configuration, installation, or training services. It serves home service professionals, including home improvement contractors and home maintenance technicians; physician practices and therapists in the health services industry; and personal trainers and salon owners in the fitness and wellness sectors. The company was formerly known as PaySimple Holdings, Inc. and changed its name to EverCommerce Inc. in December 2020. EverCommerce Inc. was incorporated in 2016 and is headquartered in Denver, Colorado.

Sprinklr, Inc. (NYSE: CXM)

Sprinklr, Inc. provides enterprise cloud software products worldwide. The company offers Unified Customer Experience Management platform, a purpose-built to analyze unstructured customer experience data, built to scale across future and modern channels, and integrates all stages of the customer journey. Its products include Sprinklr Insights that enables its customers to listen, learn from, and act on insights gleaned from modern channels; Sprinklr Service, a comprehensive, cloud-based, and AI-powered contact center as a service platform that enables customer service agents to service customers across digital, social, and voice channels; Sprinklr Marketing enables brands to streamline their marketing operations across the campaign lifecycle ability to derive insights and optimize their marketing and advertising strategies at scale; and Sprinklr Social helps customers listen to, triage, engage, and analyze conversations across modern channels. The company also provides professional, managed, training, and consultancy services. Sprinklr, Inc. was founded in 2009 and is headquartered in New York, New York.

Amplitude, Inc. (NasdaqCM: AMPL)

Amplitude, Inc. provides a digital analytics platform to analyze customer behavior within digital products in the United States and internationally. It offers Amplitude Analytics provides product, marketing, experience analytics, and AI-Driven alerts; Experimentation, a solution that integrates with analytics to plan, deliver, monitor, and analyze tests and product changes; Audience Management tools leverage the data in analytics to build audience lists through behavioral segmentation or machine learning powered predictions; and Data Streaming tools helps to move event data and user profiles to other tools in customers’ stacks in real-time to destinations, such as marketing platforms, ad networks, personalization engines, and others; and Amplitude CDP, an insight-driven solution that encompasses the data infrastructure, audience management, and data streaming capabilities. The company also provides customer support services related to initial implementation setup, ongoing support, and application training. It delivers its application over the Internet as a subscription service using a software-as-a-service model. The company was formerly known as

Sonalight, Inc. and changed its name to Amplitude, Inc. in December 2014. Amplitude, Inc. was incorporated in 2011 and is headquartered in San Francisco, California.

Olo, Inc. (NYSE: OLO)

Olo Inc. operates an open SaaS platform for restaurants in the United States. The company’s platform enables on-demand digital commerce operations, which cover digital ordering, delivery, front-of-house management, and payments. Its solutions include Order, a suite of solutions powering restaurant brands’ on-demand commerce operations, enabling digital ordering, delivery, and channel management through ordering, dispatch, rails, switchboard, network, virtual brands, kiosk, catering, and sync modules; Engage, a suite of restaurant-centric marketing solutions optimizing guest lifetime value by strengthening and enhancing the restaurants’ direct guest relationships, through the guest data platform, marketing, sentiment, and host modules; and Pay, a frictionless payment platform that enables restaurants to grow and protect their digital business through customer payment experience that offers advanced fraud prevention to improve authorization rates for valid transactions, and increase basket conversion through its Olo Pay module. The company was formerly known as Mobo Systems, Inc. and changed its name to Olo Inc. in January 2020. Olo Inc. was incorporated in 2005 and is headquartered in New York, New York.

BigCommerce Holdings, Inc. (NasdaqGM: BIGC)

BigCommerce Holdings, Inc. operates a software-as-a-service platform for small businesses, mid-markets, and large enterprises in the United States, Europe, the Middle East, Africa, the Asia-Pacific, and other geographies. The company’s platform provides various services for launching and scaling e-commerce operation, including store design, catalog management, hosting, checkout, order management, reporting, and pre-integrations. It serves online stores across industries. The company was founded in 2009 and is headquartered in Austin, Texas.

VTEX (NYSE: VTEX)

VTEX provides a software-as-a-service digital commerce platform for enterprise brands and retailers. Its platform enables customers to execute their commerce strategy, including building online stores, integrating, and managing orders across channels, and creating marketplaces to sell products from third-party vendors. It has operations in Brazil, Argentina, Chile, Colombia, France, Italy, Mexico, Peru, Portugal, Romania, Spain, the United Kingdom, and the United States. VTEX was founded in 2000 and is headquartered in London, the United Kingdom.

Marshall & Stevens reviewed, among other things, the Guideline Companies’ enterprise value as a multiple of revenues and EBITDA for the years ending December 31, 2023, December 31, 2024, and December 31, 2025 forecast for each Guideline Company. The Guideline Company multiples were then size-adjusted based on a comparison to the respective deciles, and the respective equity risk premium, to which each Guideline Company was classified compared to the 7th decile utilized for Rezolve.

Given the expected growth profile of Rezolve, the year ending December 31, 2024 forecasted value indications utilizing the enterprise value as a multiple of revenues and EBITDA were weighted 50.0% each to arrive at the final range of value and the average of the minimum and 25th percentile multiples were selected. The indication of enterprise value for Rezolve using the guideline public company method in the final value conclusion was estimated to be between approximately $1,645,000,000 to $1,995,000,000.

Guideline Transaction Analysis

The market transaction method is a variation of the market approach where transactions involving the actual sale or purchase of the Rezolve’s enterprise value, or the enterprise value of similar companies are analyzed to provide an indication of fair value. In the present instance, our transaction search did not yield any comparable transactions, so we did not consider the Guideline Transaction Method in the formation of our opinion.

Reconciled Conclusion of Value

Marshall & Stevens considered the discounted cash flow method and the guideline public company method. A 75.0% weighting was placed on the discounted cash flow method given the detailed forecast provided by Rezolve management, while a 25.0% weighting was placed on the guideline public company method.

Giving the weighing discussed above, Marshall & Stevens concluded a final enterprise value range of approximately $1,595,000,000 to $1,885,000,000.

Opinion of Northland

Armada retained Northland Securities, Inc. (“Northland”), to act as its financial advisor in connection with the Business Combination. In selecting Northland, Armada considered, among other things, Northland’s qualifications, expertise, reputation, and knowledge of Armada’s business and the industry in which Rezolve operates.

On December 16, 2021, Northland rendered its oral and written opinion to Armada’s board of directors, and on March 31, 2022, Northland rendered an updated oral and written opinion stating that, as of the date of the letter and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications in such letter, (a) the aggregate stock consideration is fair, from a financial point of view, to Armada, and (b) Rezolve has a fair market value equal to at least 80% of the balance of funds in Armada’s Trust Account (excluding underwriting commissions and taxes payable).

The full text of Northland’s updated written opinion letter, dated as of March 31, 2022 , is attached as Annex J. You should read Northland’s opinion letter carefully and in its entirety for a discussion of, among other things, the scope of the review undertaken, and the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Northland in connection with its opinion. This summary is qualified in its entirety by reference to the full text of the opinion letter. Northland’s opinion letter was directed to Armada’s board of directors, in its capacity as the board of directors, and addressed only (a) the fairness from a financial point of view, as of March 31, 2022, to Armada of the aggregate stock consideration under the Business Combination Agreement and (b) whether Rezolve has a fair market value equal to at least 80% of the balance of funds in Armada’s Trust Account (excluding underwriting commissions and taxes payable). The opinion letter does not constitute a recommendation as to how any stockholder should vote with respect to the Business Combination or any other matter and does not in any manner address the price at which Armada’s securities will trade at any time.

In arriving at its opinion, Northland conducted such analyses, examinations, and inquiries and considered such other financial, economic and market criteria as it deemed necessary. Northland, among other things:

(i)	reviewed the financial terms of the draft of the Business Combination Agreement, dated March 8, 2022;

(ii)	reviewed Armada’s Registration Statement on Form S-1, as amended, and Final Prospectus filed under Rule 424;

(iii)	reviewed Armada’s Quarterly Report on Form 10-Q and other reports filed with the Securities and Exchange Commission;

(iv)	reviewed Rezolve’s historical financial statements for the calendar year ended December 31, 2020;

(v)	reviewed Rezolve’s revised projected financial statements for the calendar years ending December 31, 2021 – December 31, 2024, which were revised by Rezolve in March 2022;

(vi)	reviewed Rezolve’s roadshow presentation dated December 2021;

(vii)	reviewed certain non-public financial and business information provided to Northland by Armada, Rezolve, and their advisors;

(viii)	reviewed certain internal financial information, estimates, and financial and operations forecasts for Rezolve, prepared by Rezolve or Armada management;

(ix)	reviewed press releases issued by Armada and Rezolve;

(x)	reviewed financial and commercial due diligence reports prepared by KPMG;

(xi)	reviewed a draft of the side letter between Armada Sponsor LLC and Rezolve, dated March 28, 2022;

(xii)

discussed the information above with members of Armada’s management and had discussions concerning the information referred to above and the background and other elements of the Business Combination, the financial condition, current operating results, and business outlook for Armada and Rezolve; and

(xiii)

performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including an analysis of selected public companies that Northland deemed relevant and an analysis of selected precedent transactions that Northland deemed relevant.

Northland relied upon the assessments of the management of Armada, as the case may be, as to, among other things, the potential impact on Armada and Rezolve of macroeconomic, geopolitical, market, competitive, and other conditions, trends, and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the high-growth payments, e-commerce enablement, and high-growth marketing technology industries, including supply and demand for raw materials and supply chain availability, which may be subject to significant volatility and which, if different than assumed could have a material impact on Northland’s analyses or opinion, the offerings, technology, and intellectual property, as the case may be, of Rezolve and associated risks (including, without limitation, the validity and duration of intellectual property rights relating to, and the useful life of, Rezolve’s offerings, services, and technology systems). Northland assumed that there would be no developments with respect to any such matters that would be meaningful in any respect to its analyses or opinion. In its review and analysis and in arriving at its opinion, Northland assumed and relied on the accuracy and completeness of all of the financial, business, and other information provided to or otherwise discussed with Northland or publicly available. Northland was not engaged to, and did not independently attempt to, verify any of such information. Northland also relied upon information provided by Armada’s management as to the reasonableness and achievability of the financial projections (and the assumptions and bases therefor) provided to Northland, and, with Armada’s consent, Northland assumed that the projections were reasonably prepared and reflect the best currently available estimates and judgments of Armada’s management. Northland was not engaged to assess the reasonableness or achievability of the projections or the assumptions on which they were based, and Northland expressed no view as to such projections or assumptions. In addition, Northland did not conduct a physical inspection or appraisal of any of the assets, properties or facilities owned by Rezolve, and Northland was not furnished with any such evaluation or appraisal. Northland also assumed that all governmental, regulatory, or other consents and approvals necessary for the consummation of the Business Combination would be obtained without any material adverse effect on Armada, Rezolve, or the Business Combination.

The aggregate stock consideration was determined through arm’s-length negotiations between Armada and Rezolve and was approved by the Armada board of directors. Northland did not recommend any specific consideration to Armada or the Armada board of directors or suggest that any specific consideration constituted the only appropriate consideration for the Business Combination, including but not limited to the aggregate stock consideration. In addition, Northland’s opinion and financial analyses were one of many factors taken into consideration by the Armada board of directors in evaluating the Business Combination. In rendering its opinion, Northland assumed, with Armada’s consent, that the final executed form of the Business Combination Agreement would not differ in any material respect from the drafts that Northland examined, and that the conditions to the Business Combination in the Business Combination Agreement will be satisfied and that the Business Combination will be consummated on a timely basis in the manner contemplated by the Business Combination Agreement. Northland was not requested to opine as to, and its opinion did not address, the basic business decision to proceed with or effect the Business Combination. Northland was not asked to, nor did Northland, offer any opinion as to the material terms of the Business Combination Agreement or the form of the Business Combination. Northland expressed no opinion or view as to the relative merits of the Business Combination as compared to any alternative business strategies or transactions that might exist for Armada or the effect of any other transaction in which Armada might engage. Northland did not render any financial, legal, accounting or other advice and Northland relied on the assumptions of the management of Armada as to all accounting, tax, regulatory, legal and similar matters with respect to Armada, Rezolve, or the Business Combination, including, without limitation, as to tax or other consequences of the Business Combination or otherwise or changes in, or the impact of, accounting standards, or tax and other laws, regulations, and governmental and legislative policies affecting Armada, Rezolve, or the Business Combination and Northland assumed that Armada obtained advice as to such matters from appropriate professionals. The issuance of Northland’s opinion was approved by the Northland Fairness Opinion Committee.

Northland’s opinion was based on economic and market conditions and other circumstances existing on, and information made available to Northland as of, March 30, 2021 and does not address any matters subsequent to such date. Northland’s opinion was limited to the fairness from a financial point of view, as of the date of the opinion, to Armada of the aggregate stock consideration under the Business Combination Agreement. Although subsequent developments may affect Northland’s opinion, Northland does not have any obligation to update, revise, or reaffirm its opinion.

The following is a summary of the material financial analyses performed by Northland in arriving at its opinion. Northland’s opinion letter was only one of many factors considered by the board of directors in evaluating the Business Combination. Neither Northland’s opinion nor its financial analyses were determinative of the aggregate stock consideration or of the views of Armada’s board of directors or Armada’s management with respect to the aggregate stock consideration or the Business Combination. None of the analyses performed by Northland were necessarily assigned a greater significance by Northland than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Northland. The summary text describing each financial analysis does not constitute a complete description of Northland’s financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Northland. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by Northland with respect to any of the analyses performed by it in connection with its opinion. Rather, Northland made its determination as to the fairness, from a financial point of view, to Armada of the aggregate stock consideration under the Business Combination Agreement. As the board of directors of Amanda was aware, Northland did not conduct a discounted cash flow analysis of Rezolve given, based on discussions with the management of Armada, limited long-term financial projections and estimates for Rezolve.

Analysis of Selected Publicly Traded Companies

Northland performed a selected public companies analysis of Rezolve in which Northland reviewed certain financial and stock market information relating to Rezolve and the following 10 selected publicly traded high-growth payments, e-commerce enablement, and high-growth marketing technology companies with market capitalizations of more than $200 million that Northland considered generally relevant for purposes of analysis, collectively referred to as the “Rezolve selected companies”:

• Amplitude, Inc. • BigCommerce Holdings, Inc. • DLocal Limited • EverCommerce Inc. • HubSpot, Inc.	• Lightspeed Commerce Inc. • Shopify Inc. • Sprout Social, Inc. • The Trade Desk, Inc. • VTEX

Northland reviewed, among other information and to the extent publicly available and meaningful, enterprise values of the Rezolve selected companies, calculated as implied equity values based on closing stock prices on March 30, 2022 plus total debt, preferred equity, and non-controlling interests (as applicable) and less cash and cash equivalents, as multiples of such companies’ calendar year 2021 actual revenue, and calendar years 2022 and 2023 estimated revenue. Financial data of the Rezolve selected companies were based on publicly available Wall Street research analysts’ estimates, public filings, and other publicly available information. Because Rezolve’s audited financial statements for the year ended December 31, 2021 were not finalized at the time of Northland’s analysis, Northland used estimated revenues of Rezolve for that year. Financial data for Rezolve was based on financial projections and estimates of Armada’s management. Northland applied a 25% private company discount to the equity value of the Rezolve selected companies.

The discounted overall low to high calendar year 2021 actual and calendar years 2022 and 2023 estimated revenue multiples observed for the Rezolve selected companies were as follows:

•	Calendar year 2021 actual revenue multiples: low to high of 13.2x to 22.0x (with a mean of 16.5x and a median of 14.4x)

•	Calendar year 2022 estimated revenue multiples: low to high of 10.1x to 16.5x (with a mean of 12.5x and a median of 10.9x)

•	Calendar year 2023 estimated revenue multiples: low to high of 7.6x to 13.1x (with a mean of 9.8x and a median of 8.5x)

Northland then applied the calendar years 2021 actual and 2022 and 2023 estimated revenue multiples described above derived from the Rezolve selected companies to corresponding data of Rezolve. This analysis indicated approximate implied aggregate enterprise value reference ranges for Rezolve of $383 million to $2,282 million, $885 million to $3,935 million, and $1,419 million to $5,723 million based on calendar year 2021 actual revenues, and calendar years 2022 and 2023 estimated revenues, respectively.

No company used in the comparable company analysis is identical to Rezolve. In evaluating selected publicly traded companies, Northland made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters which are beyond Armada’s control, such as the impact of competition on Rezolve and the industry generally, industry growth and the absence of any adverse material change in Armada’s financial conditions and prospects or those of Rezolve or the industry or the financial markets in general.

Analysis of Selected Precedent Transactions

Using publicly available information, Northland reviewed financial data relating to the following 13 selected transactions that Northland considered generally relevant for purposes of analysis as transactions that closed between January 1, 2018 and March 30, 2022 involving target companies within the high-growth payments, e-commerce enablement, and high-growth marketing technology industries and implied enterprise values of less than $10 billion, collectively referred to as the “selected precedent transactions”:

Closed	Buyer / Seller	Target
January 2022	Global-e Online Ltd.	Flow Commerce Inc.
October 2021	Thoma Bravo, L.P.	Medallia, Inc.
October 2021	Lightspeed Commerce Inc.	Ecwid Inc.
September 2021	Constant Contact, Inc.	SharpSpring, Inc.
July 2021	Stne Participacoes S.A.	Linx S.A.
June 2021	FTAC Olympus Acquisition Corp.	Payoneer Global Inc.
June 2021	Just Eat Takeaway.com N.V.	Grubhub Inc.
April 2021	Lightspeed Commerce Inc.	Vend Limited
November 2020	Lightspeed Commerce Inc.	Shopkeep Inc.
February 2019	Vista Equity Partners	MINDBODY, Inc.
January 2019	Cision Ltd.	Trendkite, Inc.
September 2018	PayPal Holdings, Inc.	iZettle AB
May 2018	GTCR, Sycamore Partners Management	Commerce Technologies, LLC

Northland reviewed transaction values in the selected precedent transactions, based on the consideration paid in such transactions, as multiples of the target company’s most recent publicly reported last 12 months revenue, referred to as “LTM,” and next 12 months revenue estimates, referred to as “NTM,” available as of the closing date of the relevant transaction. Financial data of the selected precedent transactions were based on publicly available Wall Street research analysts’ estimates, public filings, and other publicly available information. Financial data for Rezolve was based on financial projections and estimates of Armada’s management.

The overall low to high LTM revenue multiples observed for the selected precedent transactions were 5.6x to 27.3x (with a mean of 13.0x and a median of 9.5x). Northland then applied the low to high of the LTM revenue multiples derived from the selected precedent transactions to corresponding data of Rezolve using Rezolve’s estimated 2021 revenues rather than LTM. This analysis indicated an approximate implied aggregate enterprise value reference range for Rezolve of $429 million to $2,078 million. The overall low to high NTM revenue multiples observed for the selected precedent transactions were 4.8x to 10.9x (with a mean of 7.3x and a median of 6.8x). Northland then applied the low to high of the NTM revenue multiples derived from the selected precedent transactions to corresponding data of Rezolve using Rezolve’s estimated 2022 revenues rather than NTM. This analysis indicated an approximate implied aggregate enterprise value reference range for Rezolve of $1,049 million to $2,399 million.

No transaction used in the analysis of comparable transactions is identical to Rezolve or the Business Combination. In evaluating the precedent transactions, Northland made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond Armada’s control. These include, among other things, the impact of competition on the business of Rezolve or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Rezolve or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and enterprise value of the transactions to which they are being compared.

Miscellaneous

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Northland did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Northland made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

In connection with Northland’s services as Armada’s financial advisor in connection with the Business Combination, Armada paid Northland aggregate fees of $120,000, which were payable upon the delivery of Northland’s original opinion and revised opinion. Armada will pay Northland an additional $1,030,000 upon the closing of Business Combination, which amount is not payable if the Business Combination does not close. In addition, Armada has agreed to reimburse Northland for certain of its expenses and to indemnify Northland and related persons against various potential liabilities, including certain liabilities that may arise in connection with Northland’ engagement. On August 12, 2021, Northland entered into an Underwriting Agreement with Armada, under which Northland received 1% of the gross proceeds of Armada’s initial public offering. Such amount totaled $1,500,000. On August 12, 2021, Northland entered into a Business Combination Marketing Agreement with Armada, under which Northland is entitled to receive (a) a cash advisory fee of 2.25% of the gross proceeds of Armada’s initial public offering; (b) a capital markets advisory fee of $2,500,000; and (c) a finder fee equal to 1% of the total consideration if Northland introduces Armada to a target with which a business combination is completed. Because Northland did not introduce Armada to Rezolve, Northland will not receive the finder fee in connection with the Business Combination. The fees under the Business Combination Marketing Agreement are payable upon the closing of Armada’s initial business combination.

Regulatory Matters

The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional federal or state regulatory requirement or approval, except for filings with the Registrar of Companies in England and Wales and such filings as are necessary to effectuate the Merger.

Resolution to be Voted Upon

“RESOLVED, as an Ordinary Resolution, that the entry into the Business Combination Agreement, dated as of December 17, 2021, as amended on November 10, 2022 and as further amended and restated on June 16, 2023 (the “Business Combination Agreement”), by and among Armada, Rezolve, Rezolve Limited, and Rezolve Merger Sub, be confirmed, ratified and approved in all respects.”

Required Vote and Recommendation of the Board

The Business Combination is conditioned on the approval of the Business Combination Proposal, the Nasdaq Proposal and the Incentive Equity Plan Proposal at the Special Meeting. The proposals in this proxy statement/prospectus (other than the Adjournment Proposal) are conditioned on the approval of the Business Combination Proposal.

This Business Combination Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be adopted and approved only if at least a majority of the votes cast at the Special Meeting vote “FOR” the Business Combination Proposal. A stockholder’s failure to vote, as well as an abstention and broker non-vote, will have no effect on the Business Combination Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Business Combination Proposal.

Our Sponsor has agreed to vote its shares of Armada Common Stock “FOR” the Business Combination Proposal. As of the record date, our Sponsor owns approximately 74.95% of our issued and outstanding shares of Armada Common Stock.

THE ARMADA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE ARMADA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of the Company’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of Armada and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section above entitled “ — Interests of Armada’s Directors and Officers in the Business Combination” for a further discussion.

MATERIAL TAX CONSIDERATIONS

Material United Kingdom Tax Considerations

The following statements are based on current UK law as applied in England and HMRC published practice (which may not be binding on HMRC) as at the date of this document, both of which are subject to change, possibly with retrospective effect.

These statements are intended only as a general guide and are not a complete analysis of all potential UK tax consequences relating to the holding or disposing of Rezolve Ordinary Shares or Rezolve Warrants. They do not purport to provide any analysis of the UK tax consequences of the Business Combination.

The statements apply only to persons who hold Rezolve Ordinary Shares or Rezolve Warrants as an investment and who are the absolute beneficial owners of the Rezolve Ordinary Shares or Rezolve Warrants. The statements do not apply to special categories of holders such as dealers in securities, insurance companies, collective investment schemes, charities, exempt pension funds or holders who have, or are deemed to have, acquired their Rezolve Ordinary Shares or Rezolve Warrants by virtue of an office or employment.

The statements are not directed at and do not apply to persons who are resident, or in the case of individuals, domiciled for tax purposes in the UK.

IF YOU ARE IN ANY DOUBT AS TO YOUR TAX POSITION, YOU SHOULD CONSULT YOUR PROFESSIONAL TAX ADVISER.

Taxation of Rezolve

Rezolve is subject to UK corporation tax on its taxable profits and gains, as it is tax resident in the UK. The Business Combination will not give rise to any taxable profits or gains for Rezolve.

Taxation of Disposals

Holders who are not resident in the UK will not generally be subject to UK taxation of capital gains on the disposal or deemed disposal of Rezolve Ordinary Shares or Rezolve Warrants unless they are carrying on a trade, profession or vocation in the UK through a branch or agency there (or, in the case of a company, they are carrying on a trade in the UK through a permanent establishment there) in connection with which the Rezolve Ordinary Shares or Rezolve Warrants are used, held or acquired. Non-UK tax resident holders may be subject to non-UK taxation on any gain under local law.

An individual holder who has been resident for tax purposes in the UK but who ceases to be so or becomes treated as resident outside the UK for the purposes of a double tax treaty for a period of five years or less and who disposes of all or part of his or her Rezolve Ordinary Shares or Rezolve Warrants during that period may be liable to capital gains tax on his or her return to the UK, subject to any available exemptions or reliefs.

Taxation of Dividends

Rezolve is not required to withhold UK tax when paying a dividend.

Rezolve shareholders resident outside the UK will generally not be subject to UK taxation on dividend income unless they are carrying on a trade, profession or vocation through a branch or agency in the UK (or, in the case of a corporate holder, they are carrying on a trade in the UK through a permanent establishment there) and the dividends are either a receipt of that trade, profession or vocation (or, in the case of a corporate holder, Rezolve Ordinary Shares are used by, or held by or for, that UK permanent establishment). Rezolve shareholders resident outside the UK should consult their own tax adviser concerning their tax position on dividends received from Rezolve.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No UK stamp duty or UK SDRT should arise on the issue of Rezolve Ordinary Shares.

An agreement to transfer Rezolve Ordinary Shares or Rezolve Warrants will normally give rise to a charge to UK SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. SDRT is, in general, payable by the purchaser. Instruments transferring Rezolve Ordinary Shares or Rezolve Warrants will generally be subject to UK stamp duty at the rate of 0.5% of the consideration given for the transfer (rounded up to the next £5). The purchaser normally pays the stamp duty. Any SDRT should be cancelled and any SDRT that has been paid should be repaid where an instrument of transfer has been executed in respect of the transfer of securities (and certain conditions are met).

The transfer of existing Rezolve Ordinary Shares or Rezolve Warrants to a depository trust company (“DTC”) will normally give rise to a charge to UK stamp duty or SDRT at the higher rate of 1.5% of the amount or value of the consideration payable for the transfer (subject to certain exceptions). Although the DTC should be liable for any UK stamp duty or SDRT, this will be payable by the existing holder in practice. However, no stamp duty or SDRT should, in practice, be required to be paid in respect of transfers or agreements to transfer Rezolve Ordinary Shares or Rezolve Warrants within the facilities of the DTC.

Material U.S. Federal Tax Considerations

This section describes the material U.S. federal income tax considerations for beneficial owners of Armada Common Stock and Armada Warrants (collectively, the “Armada securities”) (i) electing to have their Armada Common Stock redeemed for cash if the Business Combination is completed, (ii) of the Business Combination and (iii) of the ownership and disposition of Rezolve AI Limited, a private limited company organized under the law of England and Wales (“Rezolve”) Ordinary Shares and Rezolve Warrants acquired pursuant to the Business Combination. This discussion applies only to Armada securities and Rezolve Ordinary Shares and Rezolve Warrants held as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not discuss all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances or status, including alternative minimum tax and Medicare contribution tax consequences, or holders who are subject to special rules, including:

•	brokers, dealers and other investors that do not own their Armada securities, Rezolve Ordinary Shares or Rezolve Warrants as capital assets;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax-exempt organizations, qualified retirement plans, individual retirement accounts or other tax deferred accounts;

•	banks or other financial institutions, underwriters, insurance companies, real estate investment trusts or regulated investment companies;

•	U.S. expatriates or former long-term residents of the United States;

•	persons that own (directly, indirectly, or by attribution) 5% or more (by vote or value) of the Armada Common Stock or Rezolve Ordinary Shares;

•	partnerships or other pass-through entities for U.S. federal income tax purposes, or beneficial owners of partnerships or other pass-through entities;

•

persons holding Armada securities, Rezolve Ordinary Shares or Rezolve Warrants as part of a straddle, hedging or conversion transaction, constructive sale, or other arrangement involving more than one position;

•

persons required to accelerate the recognition of any item of gross income with respect to Armada securities, Rezolve Ordinary Shares or Rezolve Warrants as a result of such income being recognized on an applicable financial statement;

•	persons whose functional currency is not the U.S. dollar;

•	persons that received Armada securities, Rezolve Ordinary Shares or Rezolve Warrants as compensation for services; or

•	controlled foreign corporations or passive foreign investment companies.

This discussion is based on the Code, its legislative history, existing and proposed Treasury regulations promulgated under the Code (the “Treasury Regulations”), published rulings by the IRS and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. This discussion is necessarily general and does not address all aspects of U.S. federal income taxation, including the effect of the U.S. federal alternative minimum tax, or U.S. federal estate and gift tax, or any state, local or non-U.S. tax laws to a holder of Armada securities, Rezolve Ordinary Shares or Rezolve Warrants. We have not and do not intend to seek any rulings from the IRS regarding the Business Combination. Additionally, we have not sought, and will not seek, an opinion of counsel, and the completion of the Business Combination is not conditioned on the receipt of an IRS ruling or opinion of counsel. There is no assurance that the IRS will not take positions concerning the tax consequences of the Business Combination that are different from those discussed below, or that any such different positions would not be sustained by a court.

Except as specifically provided, the discussion below applies only to U.S. holders. For purposes of this discussion, a U.S. holder means a beneficial owner of Armada securities, Rezolve Ordinary Shares or Rezolve Warrants that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Holders who are not U.S. holders should consult with their own tax advisors regarding the U.S. federal income tax consequences of exercising redemption rights, of the Business Combination, and of holding Rezolve Securities, including U.S. federal withholding tax that may be imposed on any amounts received on a redemption of Armada Common Stock that are characterized as dividends for U.S. federal income tax purposes and the consequences of holding Armada Securities or Rezolve Securities for non-U.S. holders who are engaged in a trade or business within the United States.

ALL HOLDERS OF ARMADA SECURITIES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION AND CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF REZOLVE ORDINARY SHARES AND REZOLVE WARRANTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

U.S. Federal Income Tax Treatment of Rezolve

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, Rezolve, which is organized under the laws of England and Wales, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application.

Under Section 7874, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions is met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and tax residence relative to the expanded affiliated group’s worldwide activities (this test is referred to as the “substantial business activities test”); and (iii) after the acquisition, the former stockholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 (this test is referred to as the “80% ownership test”).

For purposes of Section 7874, the first condition described above will be met with respect to the Business Combination because Rezolve will acquire indirectly all of the assets of Armada through the Business Combination, and it is unclear whether Rezolve, including its “expanded affiliated group,” is expected to satisfy the substantial business activities test upon consummation of the Business Combination. As a result, whether Section 7874 will apply to cause Rezolve to be treated as a U.S. corporation for U.S. federal income tax purposes following the Business Combination should depend on the satisfaction of the 80% ownership test.

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 and the Treasury Regulations promulgated thereunder, and certain factual assumptions, Armada and Rezolve currently expect that the Section 7874 ownership percentage of the Armada stockholders in Rezolve should be less than 80%. Accordingly, Rezolve is not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874. However, whether the 80% ownership test has been satisfied must be finally determined after completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances or facts and circumstances of which Armada and Rezolve are not currently aware. Further, for purposes of determining the ownership percentage of former Armada stockholders for purposes of Section 7874, former Armada stockholders will be deemed to own an amount of Rezolve Ordinary Shares in respect to certain redemptions by Armada prior to the Business Combination. In addition, as discussed above, the rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Accordingly, there can be no assurance that Rezolve will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

If Rezolve were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to its non-U.S. holders could be subject to 30% U.S. withholding tax, depending on the application of any income tax treaty that might apply to reduce the withholding tax.

The remainder of this discussion assumes that Rezolve will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Section 7874 contains an alternative set of rules that results in a non-U.S. corporation being treated as a “surrogate foreign corporation” and an acquired U.S. corporation being treated as an “expatriated entity,” if the first two conditions described above are met but former shareholders of the acquired U.S. corporation hold at least sixty percent (60%) but less than eighty percent (80%) (by vote or value) of the shares of the non-U.S. acquiror by reason of holding shares of the U.S. acquired corporation as determined for purposes of Section 7874 (this test is referred to as the “60% ownership test”).

Based upon the terms of the Business Combination, the rules for determining share ownership under Section 7874 and the Treasury Regulations promulgated thereunder, and certain factual assumptions, Armada and Rezolve currently expect that the Section 7874 ownership percentage of the Armada stockholders in Rezolve should be less than 60%. Accordingly, Rezolve is not currently expected to be treated as a surrogate foreign corporation and Armada is not expected to be treated as an expatriated entity under Section 7874. However, whether the 60% ownership test has been satisfied must be finally determined after completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances or facts and circumstances of which Armada and Rezolve are not currently aware. Further, as discussed above, for purposes of determining the ownership percentage of former Armada stockholders, former Armada stockholders will be deemed to own an amount of Rezolve Ordinary Shares in respect to certain redemptions by Armada prior to the Business Combination. In addition, as discussed above, the rules for determining ownership under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Accordingly, there can be no assurance that Section 7874 ownership percentage of Armada stockholders in Rezolve will be less than 60%.

If Armada were treated as an expatriated entity, then certain items of its taxable income that constitute “inversion gain” (generally gain from the transfer of shares or other property that is not inventory and income from the license of property to related foreign persons) recognized during the ten year period following the inversion transaction would not be offset by its tax attributes, if any, including foreign tax credit or net operating loss carryforwards. Additionally, if Rezolve were treated as a surrogate foreign corporation, any dividends paid by Rezolve to U.S. holders who are individuals would not be eligible for the reduced rate of tax on qualified dividend income under Section 1(h)(11) of the Code.

The Business Combination

Qualification of the Business Combination as a Reorganization

The Business Combination is intended to qualify as a reorganization under Section 368(a) of the Code (a “Reorganization”). In order for the Business Combination to so qualify, among other requirements, it is necessary that Rezolve either (i) continue Armada’s historic business or (ii) use a significant portion of Armada’s historic business assets in a business. There is no authority applying this test to the acquisition of a blank check company in a transaction comparable to the Business Combination. Consequently, it is unclear under applicable law whether Armada’s operations and assets acquired in the Business Combination will qualify as a historic business or historic business assets for this purpose. If they do not so qualify, the Business Combination will not qualify as a Reorganization. Additionally, in order for the Business Combination to qualify as a Reorganization, it is necessary that a substantial part of the value of the proprietary interests in Armada be preserved in the Business Combination. It is unclear whether Redemption Rights will be exercised by Armada Public Shareholders to a degree that will prevent a substantial part of the value of the propriety interests in Armada from being preserved for this purpose. If it is not so preserved, then the Business Combination would not qualify as a Reorganization.

Neither Rezolve, Armada, nor any other party to the Business Combination Agreement makes any representations or provides any assurances regarding the tax treatment of the Business Combination, including whether the Business Combination qualifies as Reorganization, or any related transactions. Furthermore, because of the legal and factual uncertainties described above, no opinion of counsel has or will be provided regarding the qualification of the Business Combination as a Reorganization and neither Armada nor Rezolve intends to file the statement described in Treasury Regulation section 1.368-3(a), reporting the Business Combination as a reorganization.

IN LIGHT OF THE FOREGOING AND BECAUSE THE FOLLOWING DISCUSSION IS INTENDED AS A GENERAL SUMMARY ONLY, EACH HOLDER OF ARMADA SHARES OR WARRANTS IS URGED TO

CONSULT SUCH HOLDER’S OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION AND OF HOLDING REZOLVE SHARES OR WARRANTS, INCLUDING STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES, AND ANY TAX REPORTING REQUIREMENTS OF THE BUSINESS COMBINATION AND ANY RELATED TRANSACTIONS IN LIGHT OF SUCH HOLDER’S OWN TAX SITUATION.

Consequences if the Business Combination Qualifies as a Reorganization

If the Business Combination qualifies as a Reorganization, subject to the discussion regarding the application of Section 367 of the Code to the Business Combination below, the U.S. federal income tax consequences of the Business Combination would generally be as follows: (i) a U.S. Holder of Armada Shares who receives Rezolve Shares in exchange for his or her Armada Shares would not recognize gain or loss in respect of such exchange; (ii) a U.S. Holder of Armada warrants whose Armada warrants are assumed by Rezolve would not recognize gain or loss in respect of such assumptions; (iii) the aggregate tax basis of the Rezolve shares or warrants that are received in the Business Combination by each U.S. Holder would be equal to the aggregate tax basis of the Armada Shares or warrants surrendered in exchange for such Rezolve shares or warrants; and (iv) the holding period for the Rezolve shares or warrants received in the Business Combination would include the period during which the Armada Shares or warrants surrendered in exchange for such Rezolve shares or warrants were held, provided that such Rezolve share or warrants were held as capital assets at the time of the Business Combination.

Notwithstanding the foregoing, for the reasons described below relating to Rezolve’s status as a foreign corporation and the application of Section 367 of the Code, even if the Business Combination qualifies as a Reorganization, the Business Combination could still be taxable for U.S. federal income tax purposes. Because Rezolve is a foreign corporation, the additional requirements of Section 367(a) of the Code described below must be satisfied in order for the Business Combination to be tax deferred for U.S. holders of Armada Common Stock or warrants.

Section 367(a)

Section 367(a) of the Code and the Treasury Regulations promulgated thereunder, in certain circumstances described below, impose additional requirements for a U.S. holder to qualify for tax-deferred treatment with respect to the exchange of Armada Common Stock and/or Armada Warrants in the Business Combination.

Section 367(a) of the Code generally requires a U.S. holder of stock or warrants in a U.S. corporation to recognize gain (but not loss) when such stock or warrants are exchanged for stock or warrants of a non-U.S. corporation in an exchange that would otherwise qualify for tax-deferred treatment (such as pursuant to a reorganization under Section 368 of the Code) and any of the following is true: (i) the U.S. corporation fails to comply with certain reporting requirements; (ii) U.S. holders of stock or warrants of the acquired U.S. corporation receive more than 50% (by vote or value) of the stock or warrants of the non-U.S. corporation; (iii) U.S. persons that are officers, directors, or 5% or greater shareholders of the acquired U.S. corporation own more than 50% (by vote or value) of the stock or warrants of the non-U.S. corporation immediately after the acquisition; (iv) such U.S. holder is a 5% (by vote or value) or greater shareholder of the acquired U.S. corporation and fails to enter into a 5-year gain recognition agreement with the IRS to recognize gain with respect to the acquired U.S. corporation stock or warrants exchanged in the acquisition; or (v) the U.S. and non-U.S. corporations (and other relevant parties) fail to meet the “active trade or business test.” For purposes of the foregoing ownership percentage thresholds, certain constructive ownership rules apply that may treat a holder as owning stock that person does not directly own. A holder of an acquired U.S. corporation is presumed to be a U.S. person unless that person signs an ownership statement certifying certain information, including its residency. The “active trade or business test” generally requires (A) that the non-U.S. corporation (and its qualified subsidiaries) be engaged in an “active trade or business” outside of the U.S. for the 36-month period immediately before the exchange and that neither the transferors nor the non-U.S. corporation has an intention to substantially dispose of or discontinue such trade or business, and (B) that the fair market value of the non-U.S. corporation be at least equal to the fair market value of the U.S. corporation, as specifically determined for purposes of Section 367 of the Code, as of the closing of the exchange (the “substantiality test”). For purposes of applying the substantiality test to the Business Combination, the fair market value of Armada generally will be deemed to include the value of any non-ordinary course distributions, as determined under applicable Treasury Regulations, made by Armada during the 36-month period ending on the closing of the Business Combination.

Because of the inherently factual nature of these tests under the applicable Treasury Regulations, and the fact that these tests are generally applied based on the relevant facts at the time of, and following, the completion of the Business Combination, counsel is unable to opine on the application of Section 367(a) of the Code to the exchange by a U.S. holder of Armada Common Stock and/or Armada Warrants in the Business Combination. Additionally, there can be no assurance that Armada will comply with the reporting requirements referenced above.

To the extent that a U.S. holder of Armada Common Stock and/or Armada Warrants is required to recognize gain under Section 367(a) of the Code for any of the foregoing reasons, such U.S. holder generally would recognize gain, if any, (but not loss) in an amount equal to the excess of (i) the sum of the fair market value of the Rezolve Ordinary Shares received and/or Rezolve Warrants deemed received by such U.S. holder, over (ii) such U.S. holder’s adjusted tax basis in the Armada Common Stock exchanged and/or Armada Warrants deemed exchanged therefor. Any such gain would generally be capital gain and would be long-term capital gain if the U.S. holder’s holding period for the Armada Common Stock and/or Armada Warrants was more than one year at the time of the Business Combination. It is unclear whether the redemption rights with respect to the Armada Common Stock have suspended the applicable holding period for this purpose. The U.S. holder’s tax basis in the Rezolve Ordinary Shares and/or Public Warrants received in the exchange would be equal to the fair market value of such Rezolve Ordinary Shares and/or Public Warrants at the time of the Business Combination.

The rules dealing with Section 367(a) of the Code discussed above are very complex and are affected by various factors in addition to those described above. Accordingly, you are strongly urged to consult your own tax advisor concerning the application of these rules to your exchange of Armada Common Stock and/or Armada Warrants under your particular circumstances, including, if you believe you may be a 5% or greater shareholder and the possibility of entering into a “gain recognition agreement” under applicable Treasury Regulations.

Consequences if the Business Combination Fails to Qualify as a Reorganization

If the Business Combination fails to qualify as a Reorganization, U.S. Holders of Armada Shares or warrants would be treated as if they sold their Armada Shares or warrants in a fully taxable transaction. In such event, each U.S. Holder would recognize gain or loss with respect to the disposition of each of his or her Armada Shares or warrants or rights equal to the difference between (i) the U.S. Holder’s adjusted basis in each such shares or warrants and (ii) the fair market value of the Rezolve shares or warrants received in the Business Combination.

Such gain or loss with respect to Armada Shares or warrants would be capital gain or loss. Capital gain or loss will be long-term capital gain or loss if the Armada Shares or warrants were held for more than one year. Long-term capital gains of noncorporate taxpayers are taxed at a preferential rate. Capital gain that is not long-term capital gain is taxed at ordinary income tax rates. It is unclear whether the redemption rights with respect to the Armada Common Stock have suspended the applicable holding period for this purpose.

Recognized loss would be treated as capital loss. For corporate U.S. Holders, capital losses can be deducted only to the extent of capital gains, and, for individual U.S. Holders, capital losses are similarly deductible up to the extent of capital gains, but may be further deductible up to a maximum of $3 thousand in any one taxable year. The amount and character of gain or loss would be computed separately for each block of Armada Shares or warrants that was purchased by the holder in the same transaction. For purposes of the foregoing, a block of

Armada Shares or warrants generally consists of those shares of a particular class of securities of Armada that were acquired at the same time and at the same price. A U.S. Holder’s aggregate tax basis in the Rezolve shares or warrants so received would equal their fair market value, and a U.S. Holder’s holding period for such Rezolve shares or warrants would begin the day after the Business Combination.

Redemption of Armada Common Stock

In the event that a U.S. holder of Armada Common Stock exercises such holder’s right to have such holder’s Armada Common Stock redeemed pursuant to the redemption provisions described herein, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such stock pursuant to Section 302 of the Code or whether the U.S. holder will be treated as receiving a corporate distribution. Whether that redemption qualifies for sale treatment will depend largely on the total number of shares of Armada common stock treated as held by the U.S. holder (including any stock constructively owned by the U.S. holder as a result of, among other things, owning warrants) relative to all of shares of Armada Common Stock both before and after the redemption. The redemption of stock generally will be treated as a sale of the stock (rather than as a corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. holder, results in a “complete termination” of the U.S. holder’s interest in Armada or is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also shares of Armada Common Stock that are constructively owned by such U.S. holder. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock the U.S. holder has a right to acquire by exercise of an option, which generally would include common stock that could be acquired pursuant to the exercise of the Armada Warrants. In order to meet the substantially disproportionate test, the percentage of Armada’s outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of Armada Common Stock must, among other requirements, be less than 80% of the percentage of Armada’s outstanding voting stock actually and constructively owned by the U.S. holder immediately before the redemption. There will be a complete termination of a U.S. holder’s interest if either all the shares of Armada Common Stock actually and constructively owned by the U.S. holder are redeemed or all the shares of Armada Common Stock actually owned by the U.S. holder are redeemed and the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. holder does not constructively own any other stock. The redemption of the Armada Common Stock will not be essentially equivalent to a dividend if a U.S. holder’s redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in Armada. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in Armada will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. holder should consult with its own tax advisors as to the tax consequences of redemption.

If the redemption qualifies as a sale of stock by the U.S. holder under Section 302 of the Code, the U.S. holder generally will be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of Armada Common Stock redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. holder’s tax basis in such holder’s shares of Armada Common Stock generally will equal the cost of such shares. A U.S. holder that purchased Armada Units would have been required to allocate the cost between the shares of Armada Common Stock and the Armada Warrants comprising the units based on their relative fair market values at the time of the purchase.

If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S.

federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in such U.S. holder’s Armada Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Armada Common Stock. Special rules apply to dividends received by U.S. holders that are taxable corporations. After the application of the foregoing rules, any remaining tax basis of the U.S. holder in the redeemed Armada Common Stock will be added to the U.S. holder’s adjusted tax basis in its remaining stock, or, to the basis of stock constructively owned by such holder if the stock actually owned by the holder is completely redeemed.

Distributions on Rezolve Ordinary Shares

Subject to the discussion under the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules,” the gross amount of any distribution on Rezolve Ordinary Shares that is made out of Rezolve’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. holder as ordinary dividend income on the date such distribution is actually or constructively received. Any such dividends generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds Rezolve’s current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in its Rezolve Ordinary Shares, and thereafter as capital gain recognized on a sale or exchange.

Subject to the discussion under the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules,” dividends received by non-corporate U.S. holders (including individuals) from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. There is currently an income tax treaty between the United States and the United Kingdom. Notwithstanding, there can be no assurances that Rezolve will be eligible for benefits of an applicable comprehensive income tax treaty with the United States. A non-U.S. corporation is also treated as a qualified foreign corporation with respect to dividends it pays on shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that shares listed on Nasdaq (which Rezolve Ordinary Shares are expected to be) will be considered readily tradable on an established securities market in the United States. There can be no assurance that Rezolve Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of Rezolve’s status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to the positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Rezolve will not constitute a qualified foreign corporation for purposes of these rules if it is a passive foreign investment company for the taxable year in which it pays a dividend or for the preceding taxable year. See the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

Subject to certain conditions and limitations, withholding taxes, if any, on dividends paid by Rezolve may be treated as foreign taxes eligible for credit against a U.S. holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Rezolve Ordinary Shares will generally be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the U.S. foreign tax credit are complex. U.S. holders should consult their own tax advisors regarding the availability of the U.S. foreign tax credit under particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of Rezolve Ordinary Shares and Rezolve Warrants

Subject to the discussion under the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules,” a U.S. holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Rezolve Ordinary Shares or Rezolve Warrants in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. holder’s adjusted tax basis in such shares and/or warrants. Any gain or loss recognized by a U.S. holder on a taxable disposition of Rezolve Ordinary Shares or Rezolve Warrants generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in such shares and/or warrants exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. holder on the sale or exchange of Rezolve Ordinary Shares or Rezolve Warrants generally will be treated as U.S. source gain or loss.

Exercise or Lapse of a Rezolve Warrant

A U.S. holder generally will not recognize gain or loss upon the acquisition of a Rezolve Ordinary Share on the exercise of a Rezolve Warrant for cash. A U.S. holder’s tax basis in a Rezolve Ordinary Shares received upon exercise of the Rezolve Warrant generally should be an amount equal to the sum of the U.S. holder’s tax basis in the Rezolve Warrant exchanged therefor and the exercise price. The U.S. holder’s holding period for a Rezolve Ordinary Share received upon exercise of the Rezolve Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Rezolve Warrant and will not include the period during which the U.S. holder held the Rezolve Warrant. If a Rezolve Warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the Rezolve Warrant.

Possible Constructive Distributions

The terms of each Rezolve Warrant provide for an adjustment to the number of Rezolve Ordinary Shares for which the Rezolve Warrant may be exercised or to the exercise price of the Rezolve Warrant in certain events, as discussed in the section entitled “Description of Rezolve Securities.” An adjustment which has the effect of preventing dilution generally is not taxable. A U.S. holder of a Rezolve Warrant would, however, be treated as receiving a constructive distribution from Rezolve if, for example, the adjustment increases the holder’s proportionate interest in Rezolve’s assets or earnings and profits (e.g., through an increase in the number of Rezolve Ordinary Shares that would be obtained upon exercise of such warrant) as a result of a distribution of cash to the holders of the Rezolve Ordinary Shares which is taxable to the U.S. holders of such shares as described under the section entitled “Material Tax Considerations — Material U.S. Federal Income Tax Considerations Distributions on Rezolve Ordinary Shares.” Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holder of such warrant received a cash distribution from Rezolve equal to the fair market value of such increased interest. The rules regarding constructive distributions are complex. U.S. holders should consult their own tax advisors regarding the application of the rules to them in light of their own circumstances.

Passive Foreign Investment Company Rules

Generally. The treatment of U.S. holders of the Rezolve Ordinary Shares could be materially different from that described above if Rezolve is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. A PFIC is any foreign corporation with respect to which either: (i) 75% or more of the gross income for a taxable year constitutes passive income for purposes of the PFIC rules, or (ii) 50% or more of such foreign corporation’s assets in any taxable year (generally based on the quarterly average of the value of its assets during such year) is attributable to assets, including cash, that produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, certain royalties and rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. The determination of whether a foreign corporation is a PFIC is based upon the composition of such foreign corporation’s income and assets (including, among others, its proportionate share of the income and assets of any other corporation in which it owns, directly or indirectly, 25% (by value) of the stock), and the nature of such foreign corporation’s activities. A separate determination must be made after the close of each taxable year as to whether a foreign corporation was a PFIC for that year. Once a foreign corporation qualifies as a PFIC it is, with respect to a shareholder during the time it qualifies as a PFIC, and subject to certain exceptions, always treated as a PFIC with respect to such shareholder, regardless of whether it satisfied either of the qualification tests in subsequent years.

Based on the projected composition of Rezolve’s income and assets, including goodwill, Rezolve does not currently expect to be classified as a PFIC for its taxable year that includes the date of the Business Combination. The tests for determining PFIC status are applied annually after the close of the taxable year, and it is difficult to predict accurately future income and assets relevant to this determination. The fair market value of the assets of Rezolve is expected to depend, in part, upon (a) the market value of the Rezolve Ordinary Shares, and (b) the composition of the assets and income of Rezolve. Further, because Rezolve may value its goodwill based on the market value of the Rezolve Ordinary Shares, a decrease in the market value of the Rezolve Ordinary Shares and/or an increase in cash or other passive assets (including as a result of the Business Combination) would increase the relative percentage of its passive assets. Moreover, any interest income that Rezolve earns on its cash deposits would generally be treated as passive income and increase the risk that Rezolve would be treated as a PFIC. The application of the PFIC rules is subject to uncertainty in several respects and, therefore, no assurances can be provided that Rezolve will not be a PFIC for the taxable year that includes the date of the Business Combination or in a future year.

If Rezolve is or becomes a PFIC during any year in which a U.S. holder holds Rezolve Ordinary Shares, there are three separate taxation regimes that could apply to such U.S. holder under the PFIC rules, which are the (i) excess distribution regime (which is the default regime), (ii) mark-to-market regime and (iii) QEF regime. A U.S. holder who holds (actually or constructively) stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. federal income taxation under one of these three regimes. The effect of the PFIC rules on a U.S. holder will depend upon which of these regimes applies to such U.S. holder. However, dividends paid by a PFIC are generally not eligible for the lower rates of taxation applicable to qualified dividend income (“QDI”) under any of the foregoing regimes.

Excess Distribution Regime. If a U.S. holder does not make a mark-to-market election, as described below, the U.S. holder will be subject to the default “excess distribution regime” under the PFIC rules with respect to (i) any gain realized on a sale or other disposition (including a pledge) of Rezolve Ordinary Shares, and (ii) any “excess distribution” received on Rezolve Ordinary Shares (generally, any distributions in excess of 125% of the average of the annual distributions on Rezolve Ordinary Shares during the preceding three years or the U.S. holder’s holding period, whichever is shorter). Generally, under this excess distribution regime:

•	the gain or excess distribution will be allocated ratably over the period during which the U.S. holder held Rezolve Ordinary Shares;

•	the amount allocated to the current taxable year, will be treated as ordinary income; and

•

the amount allocated to prior taxable years will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution will be payable generally without regard to offsets from deductions, losses and expenses. In addition, gains (but not losses) realized on the sale of Rezolve Ordinary Shares cannot be treated as capital gains, even if you hold the shares as capital assets. Further, no portion of any distribution will be treated as QDI.

Mark-to-Market Regime. Alternatively, a U.S. holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are “regularly traded” on a national securities exchange that is registered with the Securities and Exchange Commission or on the national market system established under Section 11A of the Securities Exchange Act of 1934; or (ii) they are “regularly traded” on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. It is expected that Rezolve Ordinary Shares, which are expected to be listed on Nasdaq, will qualify as marketable shares for the PFIC rules purposes, but there can be no assurance that Rezolve Ordinary Shares will be “regularly traded” for purposes of these rules. Pursuant to such an election, a U.S. holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. A U.S. holder may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the election in prior years. A U.S. holder’s adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of Rezolve Ordinary Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election only applies for the taxable year in which the election was made, and for each subsequent taxable year, unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. U.S. holders should also be aware that the Code and the Treasury Regulations do not allow a mark-to-market election with respect to stock of lower-tier PFICs that is non-marketable. There is also no provision in the Code, Treasury Regulations or other published authority that specifically provides that a mark-to-market election with respect to the stock of a publicly-traded holding company (such as Rezolve) effectively exempts stock of any lower-tier PFICs from the negative tax consequences arising from the general PFIC rules. U.S. holders should consult their own tax advisors to determine whether the mark-to-market tax election is available to them and the consequences resulting from such election. In addition, U.S. holders of Rezolve Warrants will not be able to make a mark-to-market election with respect to their Rezolve Warrants.

QEF Regime. Alternatively, a U.S. holder of a PFIC may avoid the adverse PFIC tax consequences described above in respect of stock of the PFIC (but not warrants) by making and maintaining a timely and valid qualified electing fund (“QEF”) election (if eligible to do so) to include in income its pro rata share of the PFIC’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the first taxable year of the U.S. Holder in which or with which the PFIC’s taxable year ends and each subsequent taxable year. In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from the PFIC. Rezolve does not presently intend to provide a PFIC Annual Information Statement in order for U.S. Holders to make or maintain a QEF election. However, as described above, Rezolve does not currently expect to be classified as a PFIC for the taxable year that includes the Business Combination.

PFIC Reporting Requirements. A U.S. holder of Rezolve Ordinary Shares will be required to file an annual report on IRS Form 8621 containing such information with respect to its interest in a PFIC as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. holder’s taxable years being open to audit by the IRS until such Forms are properly filed.

Additional Reporting Requirements

Certain U.S. holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar thresholds are required to report information to the IRS relating to Rezolve Ordinary Shares, subject to certain exceptions (including an exception for Rezolve Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938 to their tax return, for each year in which they hold Rezolve Ordinary Shares. Substantial penalties apply to any failure to file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not willful neglect. Also, in the event a U.S. holder does not file IRS Form 8938 or fails to report a specified foreign financial asset that is required to be reported, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. holder for the related taxable year may not close before the date which is three years after the date on which the required information is filed. U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on the ownership and disposition of Rezolve Ordinary Shares.

Information Reporting and Backup Withholding

Information reporting requirements may apply to cash received in redemption of Armada Common Stock, dividends received by U.S. holders of Rezolve Ordinary Shares, and the proceeds received on the disposition of Rezolve Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. holder’s broker) or is otherwise subject to backup withholding. Any redemptions treated as dividend payments with respect to Armada Common Stock and Rezolve Ordinary Shares and proceeds from the sale, exchange, redemption or other disposition of Rezolve Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on amounts received in respect of their Armada Common Stock, Armada Warrants or their Rezolve Ordinary Shares, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption. Dividends paid with respect to Rezolve Ordinary Shares and proceeds from the sale of other disposition of Rezolve Ordinary Shares received in the United States by a non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof of an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

THE NASDAQ PROPOSAL

Overview

Assuming the Business Combination Proposal is approved, the consideration to be paid to the Armada Stockholders will consist of, assuming minimum redemptions by Armada’s public stockholders, approximately 1.42 million Rezolve Ordinary Shares to be issued by Rezolve, as set forth in and pursuant to the terms of the Business Combination Agreement.

In connection with the Business Combination, Rezolve Limited has issued an aggregate of $41,392,080 Convertible Loan Notes which will increase to $49,892,080 Convertible Loan Notes upon completion of the Pre-Closing Demerger, which can convert into ordinary shares in Rezolve Limited (or after the Pre-Closing Demerger, Rezolve Ordinary Shares) at a conversion price equal to the lesser of (1) 70% the price per share implied in connection with an initial public offering or a business combination with a publicly-listed company and (2) any of the quarterly VWAPs for the four immediately preceding quarterly reset dates as selected by the noteholder.

As contemplated by the Incentive Equity Plan Proposal, we intend to reserve Rezolve Ordinary Shares for grants of awards under the Rezolve Incentive Equity Plan equal to 15% of the fully diluted and issued equity securities post-Closing less any amount issued or reserved for issuance pursuant to any Other Arrangements. For more information on the Incentive Equity Plan Proposal, see “Proposal No. 3—The Incentive Equity Plan Proposal.”

Why Armada Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Nasdaq Listing Rule 5635.

Under Nasdaq Listing Rule 5635, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including in connection with: (i) the acquisition of the stock or assets of another company; (ii) a change of control; and (iii) transactions other than public offerings. Under Nasdaq Listing Rule 5635, stockholder approval is required prior to the issuance of shares of common stock in certain circumstances, including if the issuance of Rezolve Ordinary Shares to be issued will result in a change of control of Armada. The maximum aggregate number of shares of common stock issuable as consideration to be paid to Armada’s stockholders pursuant to the Business Combination Agreement, as well as upon conversion of the Convertible Notes represents greater than 20% of the number of shares of common stock before such issuance and results in a change of control of Armada. As a result, stockholder approval of the issuance of shares of common stock is required under the Nasdaq regulations.

THE ARMADA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ARMADA SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an Ordinary Resolution, that for the purposes of complying with the applicable provisions of the Nasdaq Listing Rule 5635, the issuance of Rezolve’s Ordinary Shares in connection with the Business Combination and Rezolve’s Ordinary Shares in connection with the conversion of the Convertible Notes be approved.”

Required Vote and Recommendation of the Board

If the Business Combination Proposal is not approved, the Nasdaq Proposal will not be presented at the Special Meeting. The approval of the Nasdaq Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Nasdaq Proposal.

The Business Combination is conditioned upon the approval of the Nasdaq Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Nasdaq Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Nasdaq Proposal will not be effected.

The Sponsor and Armada’s directors and officers have agreed to vote the Founder Shares and any Armada public shares owned by them in favor of Nasdaq Proposal. See “Proposal No.1—The Business Combination Proposal—Ancillary Agreements” for more information.

THE ARMADA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ARMADA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

THE INCENTIVE EQUITY PLAN PROPOSAL

Overview

The Incentive Equity Plan Proposal — Armada is asking its shareholders to approve the Rezolve Long Term Incentive Plan (the “Main LTIP”), including Annex 1 to the LTIP (the “Non-Employee LTIP”) (“Rezolve Incentive Equity Plan”). If the Rezolve Incentive Equity Plan, which will also be approved by Rezolve, is approved by our stockholders, the Rezolve Incentive Equity Plan will become effective on or prior to Closing. If the Rezolve Incentive Equity Plan is not approved by our stockholders, it will not become effective and no stock awards will be granted thereunder. The Rezolve Incentive Equity Plan is described in more detail below. This summary is qualified in its entirety by reference to the complete text of the Rezolve Incentive Equity Plan, a copy of which is attached to this proxy statement/prospectus as Annex G.

Reasons to Approve the Rezolve Incentive Equity Plan

The purpose of the Rezolve Incentive Equity Plan is to enhance our ability to attract, retain and incentivize employees, independent contractors and directors and promote the success of our business. We consider equity compensation to be a vital element of our compensation program and believe that the ability to grant stock-based awards at competitive levels is in the best interest of us and our shareholders. Our board of directors believes the Rezolve Incentive Equity Plan is critical in enabling us to grant stock awards as an incentive and retention tool as we continue to compete for talent.

Approval of the Rezolve Incentive Equity Plan by our stockholders is required, among other things, to comply with stock exchange rules requiring shareholder approval of equity compensation plans and allow the grant of incentive stock options under the Rezolve Incentive Equity Plan.

Description of the Rezolve Incentive Equity Plan

The Rezolve Incentive Equity Plan, which will be adopted and become effective on or prior to Closing, allows for the grant of equity-based incentive awards in respect of our Ordinary Shares to employees, and, under the Annex of the relevant Rezolve Incentive Equity Plan, to directors, officers and consultants. The material terms of the Rezolve Incentive Equity Plan are summarized below. Save where specified below, the material terms of the Non-Employee LTIP are substantively similar to the material terms of the Main LTIP.

Eligibility and administration

The Main LTIP provides for the grant of options, restricted share units, deferred share units, or incentive share units to employees of Rezolve and its subsidiaries; and the Non-Employee LTIP provides for the grant of options, restricted share units, deferred share units, or incentive share units to non-employee directors, officers, or consultants of Rezolve and its subsidiaries (the holder of an award is referred to here as a “participant”). The Rezolve Incentive Equity Plan will be administered by the Rezolve board of directors, which may delegate its duties and responsibilities to one or more committees of the directors of Rezolve (referred to collectively as the “plan administrator” below). In addition, the right to grant and determine who shall be granted one half of the awards has been delegated to Daniel Wagner.

The plan administrator will have the authority to take all actions and make all determinations under the Rezolve Incentive Equity Plan, to interpret the Rezolve Incentive Equity Plan and award agreements and to adopt, amend and repeal rules for the administration of the Rezolve Incentive Equity Plan as it deems advisable. The plan administrator will also have the authority to grant awards (provided that Daniel Wagner and the chairman of Rezolve must be consulted), determine which eligible service providers receive awards and set the terms and conditions of all awards under the Rezolve Incentive Equity Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the Rezolve Incentive Equity Plan.

Shares available for award

Subject to the adjustment provisions contained in the Rezolve Incentive Equity Plan, the maximum aggregate number of Ordinary Shares that may be issued (whether from treasury or by subscription) pursuant to awards under the Rezolve Incentive Equity Plan (and any sub-plan thereto, including the Non-Employee LTIP) is currently equal to 15% of the fully diluted issued and outstanding equity securities of the Company (which includes any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable into shares) as of the Closing less certain amounts issued or reserved for issuance pursuant to any other arrangement pursuant to which current, prospective or former directors, officers, employees or consultants or their related companies or certain other persons not contemplated by the BCA are to be issued equity securities or are to be granted options, units or awards over such Ordinary Shares which are expressed in writing to be subject to such limit (“Other Arrangements”). This amount is the aggregate of the 5% pool per year for 2022, 2023 and 2024. The plan administrator may, at its sole discretion, at any time on or after 1 January 2025 and in each calendar year thereafter determine that an additional pool of shares be reserved for issuance or transfer from treasury, under the Rezolve Incentive Equity Plan and any sub-plan being a pool of up to 5% of the fully diluted issued and outstanding equity securities (including instruments such as options) of the Company as of 1 January of each year and this additional pool shall be separate to the 15% reservation set out above and to any additional pool created in any previous year.

If an award under the Rezolve Incentive Equity Plan (including any sub-plan thereto including the Non-Employee LTIP) expires, lapses or is forfeited or is settled by a transfer of shares other than from treasury, or is settled in cash, any unused shares subject to the award will, as applicable, become or again be available for new grants under the Rezolve Incentive Equity Plan.

Awards

The Rezolve Incentive Equity Plan provides for the grant of options, restricted share units, deferred share units, and incentive share units. All awards under the Rezolve Incentive Equity Plan will be set forth in award agreements, which will detail the terms and conditions of awards, including any applicable vesting and payment terms, change of control provisions and post-termination exercise limitations. A brief description of each award type follows. In all cases, units granted pursuant to the Non-Employee Plan may contain a term requiring the participant to pay an amount at least equal to the nominal value of a share as a condition of settlement in shares of the relevant award.

Options. Options are contractual rights to acquire Ordinary Shares in the future at an exercise price set at no less than the nominal value of an Ordinary Share, which may remain forfeitable unless and until specified conditions are met. The participant may elect to have the option settled partly or wholly in cash rather than shares. The terms and conditions applicable to options will be determined by the plan administrator, subject to the conditions and limitations contained in the Rezolve Incentive Equity Plan. Options may not be exercised after the tenth anniversary of grant.

Restricted share units. Restricted share units are contractual promises to deliver Ordinary Shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on Ordinary Shares prior to the settlement of the unit. The participant may elect to have the unit settled partly or wholly in cash rather than shares. The terms and conditions applicable to restricted share units will be determined by the plan administrator, subject to the conditions and limitations contained in the Rezolve Incentive Equity Plan. In the absence of any vesting period set out in the award agreement, restricted share units will vest as to one third each year over the course of three years.

Deferred share units. Deferred share units are contractual promises to deliver Ordinary Shares in the future and may be accompanied by the right to receive the equivalent value of dividends paid on Ordinary Shares prior to the settlement of the unit. Only directors of Rezolve (whether employees or not) are eligible to be granted deferred share units. Deferred share units may be recommended by the Board or, in the case of the Non-Employee Plan only, a participant may elect to have up to 100% of their annual retainer (together with Board committee fees, attendance fees and additional fees and retainers to committee chairs) deferred into deferred share units rather than paid in cash. The participant may elect to have the unit settled partly or wholly in cash rather than shares. The terms and conditions applicable to deferred share units will be determined by the plan administrator, subject to the conditions and limitations contained in the Rezolve Incentive Equity Plan, provided that a deferred share unit may, subject to the terms of the Rezolve Incentive Equity Plan (in particular on a change of control) only vest on the date on which the participant ceases to be a director.

Incentive share units. Incentive share units are contractual promises to deliver Ordinary Shares in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on Ordinary Shares prior to the settlement of the unit. The participant may elect to have the unit settled partly or wholly in cash rather than shares. The terms and conditions applicable to incentive share units will be determined by the plan administrator, subject to the conditions and limitations contained in the Rezolve Incentive Equity Plan.

Performance Criteria

The plan administrator may set performance goals in respect of any awards (but in particular incentive share units or options) in its discretion.

Certain Transactions

In connection with certain corporate transactions and events affecting Ordinary Shares, including a change of control, the plan administrator has discretion to accelerate the vesting of awards or convert or exchange awards into securities or units of any entity participating in or resulting from the transaction. Options may, if no treatment is prescribed in a relevant change of control agreement, be exercised within a set period of certain corporate transactions, and participants may elect to exchange awards. In addition, in the event of certain equity restructuring transactions and variations of capital, the plan administrator will make equitable adjustments to the outstanding awards as it deems appropriate to reflect the transaction.

Plan Amendment and Termination

The plan administrator may amend or terminate the Rezolve Incentive Equity Plan at any time; however, no amendment may adversely affect an award outstanding under the Rezolve Incentive Equity Plan and shareholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws. Further, the plan administrator will seek the approval of shareholders in respect of any amendment to: (i) any increase to the limits on the number of shares that may be issued pursuant to the Rezolve Incentive Equity Plan (other than an adjustment as reflected in “Certain Transactions” above) or if such approval is required by law or the rules of the applicable exchange; or (ii) the provisions relating to amendments to the Rezolve Incentive Equity Plan. No awards may be granted under the Rezolve Incentive Equity Plan after their termination.

Transferability and Participant Payments

Awards under the Rezolve Incentive Equity Plan are generally non-transferrable, except to a participant’s legal representative in the case of death. With regard to tax and/or social security withholding obligations arising in connection with awards under the Rezolve Incentive Equity Plan, the plan administrator may accept cash, wire transfer or check or the participant may sell sufficient shares to meet the relevant liability or elect to have their award settled at least partly in cash with such amount then being withheld.

Non-U.K. Participants

The plan administrator may modify awards granted to participants who are non-U.K. nationals or employed outside the United Kingdom or establish sub-plans or procedures to address differences in laws, rules, regulations or customs of such international jurisdictions with respect to tax, securities, currency, foreign exchange control, employee benefit or other matters or to enable awards to be granted in compliance with a tax favorable regime that may be available in any jurisdiction and any sub-plan may include provision to grant equity-based awards that are not units and/or to grant awards to be settled in cash only.

Description of Employee Benefit Trust

Rezolve may set up one or more employee benefit trusts to, among other things, hold shares on behalf of employees of Rezolve and its subsidiaries and/or satisfy the vesting or exercise of awards pursuant to any of Rezolve’s equity incentive arrangements, including the Rezolve Incentive Equity Plan and the Expected Options.

Description of Employee Incentive Shares

Rezolve has in issue certain shares held by certain employees, directors, and consultants which were issued to incentivize performance and may be forfeited in the event of cessation of service.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an Ordinary Resolution, that the Rezolve Incentive Equity Plan, substantially in the form attached to the proxy statement/prospectus as Annex G, be adopted and approved.”

Required Vote and Recommendation of the Board

If the Business Combination Proposal is not approved, the Incentive Equity Plan Proposal will not be presented at the Special Meeting. The approval of the Incentive Equity Plan Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the Incentive Equity Plan Proposal.

The Business Combination is conditioned upon the approval of the Incentive Equity Plan Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Incentive Equity Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Incentive Equity Plan Proposal will not be effected.

The Sponsor and Armada’s directors and officers have agreed to vote the Founder Shares and any of Armada’s public shares owned by them in favor of Incentive Equity Plan Proposal. See “Proposal No.1—The Business Combination Proposal—Ancillary Agreements” for more information.

THE ARMADA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ARMADA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE EQUITY PLAN PROPOSAL.

THE CHARTER LIMITATION AMENDMENT PROPOSAL

Overview

As discussed in this proxy statement/prospectus, Armada is asking its stockholders to approve the Charter Limitation Amendment Proposal. The Charter Limitation Amendment Proposal is not conditioned on any other proposal, though the Charter Limitation Amendment contemplated by the Charter Limitation Amendment Proposal will be adopted only if the Business Combination Proposal is approved.

Reasons for the Charter Limitation Amendment Proposal

Armada stockholders are being asked to adopt the proposed amendments to the Armada Charter, prior to the Closing, which, in the judgment of Armada’s board of directors, is necessary to facilitate the Business Combination. The Armada Charter limits Armada’s ability to consummate a Business Combination, if it would cause Armada to have less than $5,000,001 in net tangible assets. The purpose of such limitation is to ensure that the Armada Common Stock are not deemed to be a “penny stock” pursuant to Rule 3a51-1 under the Exchange Act. Because the Armada Common Stock and the Rezolve Ordinary Shares, if listed, would not be deemed to be a “penny stock” since it will be listed on the Nasdaq, Armada is presenting the Charter Limitation Amendment Proposal to facilitate the consummation of the Business Combination. In connection with the approval of the Charter Limitation Amendment Proposal, the parties to the Business Combination Agreement have waived the condition to Closing under the Business Combination Agreement that Rezolve have, after giving effect to the Company Reorganization, the Merger and the Promissory Note, at least $5,000,0001 in net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act), subject to the approval of the Charter Limitation Amendment Proposal and implementation. If the Charter Limitation Amendment Proposal is not approved and implemented, and there are significant requests for redemption such that Armada’s net tangible assets would be less than $5,000,001 upon the consummation of the Business Combination, we would be unable to consummate the Business Combination even if all other conditions to Closing are met.

Required Vote and Recommendation of the Board

The approval of the Charter Limitation Amendment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, an Armada stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have no effect on the Charter Limitation Amendment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Charter Limitation Amendment Proposal.

THE ARMADA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ARMADA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER LIMITATION AMENDMENT PROPOSAL.

The existence of financial and personal interests of one or more of Armada’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of Armada and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section above entitled “Proposal No. 1 — Approval of the Business Combination — Interests of Armada’s Directors and Officers in the Business Combination” for a further discussion.

THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow our Board to adjourn the Special Meeting to a later date or dates to permit further solicitation of proxies (the “Adjournment Proposal”). The Adjournment Proposal will only be presented to our stockholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal, or the Charter Limitation Amendment Proposal but no other proposal than the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal and the Charter Limitation Amendment Proposal are approved.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by our stockholders, our Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Nasdaq Proposal, the Incentive Equity Plan Proposal or any other proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an Ordinary Resolution, the adjournment of the meeting to a later date or dates to be determined by the chairman of the meeting, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting that more time is necessary or appropriate to approve one or more proposals of the meeting be approved in all respects.”

Required Vote and Recommendation of the Board

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the stockholders present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, an Armada stockholder’s failure to vote, as well as an abstention from voting and a broker non-vote, will have no effect on the Adjournment Proposal. Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the Adjournment Proposal.

THE ARMADA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ARMADA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of Armada’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is in the best interests of Armada and its stockholders and what he or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section above entitled “Proposal No. 1 — Approval of the Business Combination — Interests of Armada’s Directors and Officers in the Business Combination” for a further discussion.

OTHER INFORMATION RELATED TO ARMADA

References in this section to “Armada”, “we”, “our”, “us” or “the Company” refer to Armada Acquisition Corp. I., a Delaware corporation.

General

We are a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, which we refer to as our initial business combination throughout this proxy statement/prospectus. While we could have pursued an initial business combination target in any business or industry, we concentrated our efforts identifying businesses in the FinTech industry with an enterprise value of approximately $500 million to $1.0 billion, with particular emphasis on businesses that are providing digital, on-line or mobile payment solutions, processing and gateway services, point-of-sale technologies, consumer engagement platforms, and ecommerce and loyalty solutions.

We believe the creation, delivery and servicing of financial payment products and related services for consumers and businesses is undergoing continuous evolution, which will further and dramatically develop in the years ahead. Amid an increased level of sophistication in financial technology and services, we believe that there were many potential targets within the financial technology industry that could become attractive public companies. These potential targets exhibited a diverse range of business models and growth characteristics, ranging from high-growth companies to established firms with stable revenues and strong cash flow. In addition, these businesses tended to have above-industry growth rates and would greatly benefit from access to public market capital and management’s extensive operational experience in both public and private companies. We believe our management team is well-positioned to capitalize on these trends and to identify, acquire, and manage a business in the financial technologies industry that can benefit from their operational, strategic, managerial and transaction experience, as well as their differentiated networks.

We are not, however, required to complete our initial business combination with a financial technologies business and, as a result, we could have pursued a business combination outside of that industry. We sought to acquire an established business that we believe is fundamentally sound but potentially in need of financial, operational, strategic or managerial redirection to maximize value. We also looked at earlier stage companies that exhibit the potential to change the industries in which they participate and which will offer the potential of sustained high levels of revenue and earnings growth.

On December 17, 2021, we announced that we entered into a business combination agreement, dated as of December 17, 2021 (as amended on November 10, 2022 and as further amended and restated on June 16, 2023), with Rezolve Limited, a private limited liability company registered under the laws of England and Wales, Rezolve AI Limited, a private limited liability company registered under the laws of England and Wales (“Rezolve”), and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”) (such business combination agreement, the “Business Combination Agreement,” and such business combination, the “Business Combination”). Pursuant to the terms of the Business Combination Agreement, Armada, Rezolve Limited, Rezolve and Rezolve Merger Sub will effect a series of transactions including, among other things:

(i)

the Pre-Closing Demerger of Rezolve Limited pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited, and (z) Rezolve Limited will then be wound up;

(ii)

a company reorganization will be effected whereby the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed and steps taken such that immediately following such steps each Company Shareholder will hold his, her or its applicable pro rata portion of the aggregate stock consideration (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) in accordance with the terms and conditions set forth in the Business Combination Agreement (such steps and any additional necessary steps being collectively referred to as the “Company Reorganization”); and

(iii)

following the Company Reorganization: (a) Rezolve Merger Sub shall be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger as a subsidiary of Rezolve; and (b) Armada shall loan all of its remaining cash in the Trust Account to Rezolve in exchange for the Promissory Note, to enable Rezolve to fund working capital and transaction expenses. Each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Ordinary Share of Rezolve.

Upon the closing of the transactions, it is expected that the Combined Company will be named Rezolve PLC and will be listed on The Nasdaq Stock Market LLC under the new ticker symbol “RZLV.”

Our Management Team

Our management team has significant operational experience working as executives and advisors in the financial technologies industry, particularly in the FinTech payments ecosystem. Our management team consists of seasoned leaders that have years of experience identifying and capitalizing on emerging technological and secular trends across the financial technologies industry, building and scaling high growth FinTech companies, a history of value creation in C-level operating roles in public companies, and delivering operational strategies designed to improve businesses over the long-term. Our management team is experienced in a variety of delivery models, including direct-to-consumer and business-to-business services as well as scalable networks, consumer engagement services, open platform technologies and robust ecosystems. Our management team is also well-versed in the regulatory and quasi-regulatory landscape that directly and indirectly impacts the financial technologies industry. In addition, our management team has significant transaction experience having executed and integrated numerous transactions in the financial technologies industry as operators and advisors. Messrs. Stephen P. Herbert and Douglas Lurio, our Chief Executive Officer and President, respectively, have worked together in the FinTech space for over 25 years. From 1996 to 2019, the two worked together at USA Technologies, Inc. (which changed its name to Cantaloupe, Inc. on April 15, 2021, Nasdaq: CTLP), a publicly traded FinTech company (“USAT”), of which Mr. Herbert served as Chairman and Chief Executive Officer for eight years (and as an executive officer prior thereto) and Mr. Lurio served as outside general counsel for 29 years. While at USAT, the two were involved in the company’s private and public funding of over $390 million, including public financings in excess of $100 million, as well as the company’s acquisitions, including the company’s nearly $90 million acquisition of Cantaloupe Systems, Inc. in November 2017. While Messrs. Herbert and Lurio worked together at USAT, the company’s revenues grew from approximately $80,000 to approximately $170 million on an annualized basis, customer connections grew from 135 to 1.2 million, customers grew from approximately 135 to 20,000, annual transaction processing dollars grew from a nominal amount to $1.73 billion, the number of annual customer transactions increased from a nominal amount to nearly 890 million, recurring revenues on an annualized basis increased from a nominal amount to $140 million, and USAT attained its largest market cap of nearly $1 billion as of August 17, 2018.

During his tenure at USAT, Mr. Herbert was recognized for his innovative leadership, including by Smart CEO, and as an EY Entrepreneur of the Year Finalist in the Greater Philadelphia area, and USAT received the following awards: Frost and Sullivan for Customer Value Leadership in the Integrated Financial Services and Retail Market, IoT Evolution Smart Machines Innovation, and a Deloitte Fast 500 Company. Previously, Mr. Herbert was employed by Pepsi-Cola, the beverage division of PepsiCo, Inc. (Nasdaq: PEP), and was a Manager of Market Strategy at Pepsi-Cola from 1994 to April 1996, responsible for directing development of market strategy for the vending channel, and subsequently, the supermarket channel for Pepsi-Cola in North America. Mr. Herbert resigned as Chief Executive Officer of USAT on October 17, 2019, and pursuant to his separation agreement was engaged as a consultant to serve as a resource for the incoming interim Chief Executive Officer for a one year period and was subject to a non-compete and a non-solicitation of clients, customers and employees during such one year period. Commencing in October 2020, Mr. Herbert has focused on the business of our Company as our Chairman and Chief Executive Officer.

Mr. Lurio is a former securities and corporate law partner of the Dilworth Paxson law firm and has been the founder and President of the Lurio & Associates, P.C. law firm since 1991 which specializes in corporate and securities law. He was counsel and a Director of Moro Corporation (OTCQX: MRCR), a Delaware corporation, which is in the construction contracting business, for 20 years from start-up founding in 1999 until July 2019. Since 1989, he has also served as Secretary and Director of Elbeco Incorporated, a leading manufacturer of career apparel and uniforms for first responders such as EMS personnel, police and firefighters.

In addition to Messrs. Lurio and Herbert, our Board of Directors consists of Mohammad A. Khan, Celso L. White and Thomas (Tad) A. Decker. Our independent directors have highly relevant experiences and skill sets, including prior independent Board experience at United States listed companies, significant private and public equity, and capital markets experience, and international transaction and business development experience.

Mohammad A. Khan has been an industry leader in the development and adoption of mobile payments, mobile/omni-channel marketing, efficient and secured payment infrastructure, multi factor authentication, and technologies like NFC-contactless, QR codes, tokenization and Blockchain. He is currently the President and a Board member of Omnyway, Inc. (previously OmnyPay), which he co-founded in August 2014, and which abstracts the complexities of disparate digital wallet payment systems to enable elegant, flexible and scalable implementations in physical stores and online. He was the President and Board member of ViVOtech (acquired by Sequent Software, Inc. in August 2012) from the time he founded it in May 2001 until August 2012. ViVOtech pioneered making a mobile device a viable payment media for consumers using Near Field Communications (NFC) technology as well as making mobile an efficient marketing and advertising channel. While at ViVOtech, Mr. Khan assisted in enabling the adoption of NFC mobile payments through shipping of more than 800,000 NFC POS readers to merchants globally and driving more than 20 field trials of NFC mobile payments, coupons, and loyalty. From 1984 until 1998, he was part of the industry team at VeriFone (acquired by Hewlett Packard in 1997) that lead the effort to make Magnetic Stripe Cards the primary payment media for in-store payments, Smart Cards to be secured payment media for in-store payments, and the adoption of Internet payments and online e-commerce globally. From February 2014 to January 2021, Mr. Khan had been a Board advisor of Poynt Co. which offers an all-in-one omnicommerce payment solution and which was acquired by GoDaddy, Inc. (NYSE: GDDY) in February 2021. He has served on the Boards of numerous Fintech companies, including as Chairman of the Board of YellowPepper Holding Corporation from June 2015 to September 2018, which provided mobile payment solutions, and which was acquired by VISA in October 2020. Mr. Khan is the inventor of more than 40 United States patents which have been granted by the United States Patent and Trademark Office.

Thomas (Tad) A. Decker has significant experience in corporate finance, mergers and acquisitions, complex regulatory and legal issues, financial reporting and accounting and controls. He has also served in senior leadership roles in a number of global organizations such as Cozen O’Connor, Asbury Automotive, Inc., Unisource Worldwide, Inc. and Saint-Gobain Corporation. Since 2013, he has been the Vice Chairman of Cozen O’Connor, a law firm with 30 offices and over 775 attorneys. He served as Chief Executive Officer of the firm from 2007 to 2012, and as Managing Partner from May 2000 until 2004. From 2004 until 2007, he served as inaugural Chairman of the Pennsylvania Gaming Control Board following the appointment by Pennsylvania Governor Edward G. Rendell. He served as General Counsel and Executive Vice President for Asbury Automotive, Inc. from 1999 to 2000; General Counsel and Executive Vice President for Unisource Worldwide, Inc. (NYSE: UWW) from 1997 to 1999; and General Counsel, Secretary, Acting CFO and Chief Operating Officer for Saint-Gobain Corporation from 1974 to 1997. He led the corporate merger and acquisition activities during his tenures at Saint-Gobain Corporation and Unisource Worldwide, Inc. Since 2004, he has served on the board of directors of Actua Corporation (Nasdaq: ACTA), including serving as a member of its Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. He served as a Director and a member at various times of the Audit Committee and Compensation Committee of Pierce Leahy Corporation (NYSE: PLH) from 1993 to 1999, and has served as a Board member of numerous nonprofit institutions.

Celso L. White brings operational, industry, international business, strategic initiative, risk management and environmental and safety expertise to the Board as well as public Board experience. From 2013 to December 2019, he served as Global Chief Supply Chain Officer at Molson Coors Brewing Company (NYSE: TAP), one of the largest global brewers with more than 40 breweries in the United States, Canada, Europe and India and worldwide distribution, and with annual net sales of approximately $10.6 billion during 2019. From 2010 to January 2013, he was Vice President of International Supply Chain at Molson Coors. From 1998 to 2010, he was at PepsiCola (Nasdaq: PEP), leading the R&D process and manufacturing technology teams from 1998 to 2004, and then as Vice President and General Manager of Concentrate Operations, responsible for the Americas and parts of Asia, from 2004 to 2010. He served in various senior operational roles at Silgin White Corp. from 1984 until 1990, M&M/Mars from 1990 until 1993, and Campbell Soup Company (NYSE: CPB) from 1993 until 1998. In January 2020, he co-founded Igniting Business Growth LLC, a consultancy business. Since 2018, Mr. White has served as a Board member and a member of the Compensation and Management Development Committee of CF Industries Holdings, Inc. (NYSE: CF), one of the world’s largest manufacturers and distributors of nitrogen fertilizer and other nitrogen products. He serves on the Board of Colorado UpLift, whose mission is to build long-term, life-changing relationships with urban youth, based in Denver, Colorado. He is also a member of the Bradley University Board of Trustees.

We believe that our management team’s extensive relationships across the financial technologies industries, comprehensive operating experience building leading companies, transaction experience in acquiring and integrating businesses and focus on partnering with management teams to share our industry knowledge and network of long-standing industry relationships will enable us to access premium acquisition opportunities, consummate an initial business combination and facilitate innovative operational improvements and potential additional acquisitions post-close. Our collective experience in addressing complex situations across consumer- and business-facing business models involving a variety of revenue models and constituents, including the FinTech payment ecosystem and related consumer engagement platforms, and developing creative solutions forms the foundation of our competitive advantage.

Notwithstanding the foregoing, the past performance of our management team is not a guarantee of success with respect to any business combination we may consummate. No member of our management team has had management experience with any special purpose acquisition company in the past. You should not rely on the historical record of our management team’s performance as indicative of future performance.

Business Strategy

In determining which potential business combination opportunities to pursue, Armada’s management considered a variety of factors in selecting potential business combination targets, including, but not limited to, the potential transaction size and enterprise value for the target relative to the size of Armada’s Trust Account; the industry in which the target operates, with a focus on those targets that fit within the acquisition criteria set forth in its final prospectus for Armada’s initial public offering in the digital, on-line or mobile payment solutions, processing and gateway services sectors, and/or with point-of-sale technologies, consumer marketing platforms, and e-commerce and loyalty solutions; and the public company readiness of the potential business combination targets, including the experience and composition of the management teams of the potential business combination targets.

Armada determined to enter into a letter of intent with Rezolve and to pursue a potential Business Combination with Rezolve, due to, among other things, Rezolve’s public company readiness, including its expressed interest and pursuit of a potential business combination with a special purpose acquisition company, and the fact that Rezolve had already commenced the Public Company Accounting Oversight Board (PCAOB) audit of its 2020 financial statements. Additionally, Armada’s management prioritized Rezolve as a potential business combination target because its business fit within the acquisition criteria set forth in Armada’s final prospectus for its initial public offering, notably that Rezolve was a provider of ecommerce software solutions that had commenced generating recurring revenues on a projected annualized basis of approximately $180 million and had approximately 100,000 merchants engaged on its platform.

Acquisition / Investment Criteria

In connection with our initial public offering, we identified the following general criteria that we believed would be important in evaluating prospective target businesses. We used these criteria in evaluating initial business combination opportunities, but we did not limit our evaluation of our initial business combination to target businesses that meet these criteria. We expected that no individual criterion would entirely determine a decision to pursue a particular opportunity. We sought a business combination with a business that we believed:

•	Is fundamentally sound and can unlock and enhance stockholder value through a combination with us, thereby offering attractive risk-adjusted returns for our stockholders;

•

Is at an inflection point, such as requiring additional management expertise, and able to accelerate growth and financial performance through differentiated business models and the addition of our operational, financial, transactional and legal expertise and networks;

•	Is in need of a flexible, creative or opportunistic structure where we can deliver additional value;

•	Has a strong, experienced management team, or provides a platform to assemble an effective management team with a track record of driving growth and profitability;

•	Can benefit from being a publicly traded company, with access to broader capital markets, to achieve the business’ growth strategy;

•	Is poised to grow both organically through the application of technology, as well as inorganically, through bolt-on or transformational acquisitions;

•	Has a leading or niche market position and demonstrates advantages when compared to competitors, which may help to create barriers to entry against new competitors; and

•	Exhibits unrecognized value or other characteristics that we believe can be enhanced based on our analysis and due diligence review.

We believe that Rezolve meets these criteria.

We anticipate offering the following benefits to Rezolve:

•	Partnership with our management team members who have extensive and proven experience in operating, leading, advising and investing in market-leading financial services and FinTech companies;

•	Access to our deep and broad networks, insights and operational, financial, transactional, and legal and regulatory expertise;

•	Increased company profile and improved credibility with investors, customers, suppliers and other key stakeholders;

•	Higher level of engagement with core, relevant, fundamental investors as anchor stockholders than what a traditional IPO book-building process offers;

•	Lower risk path to a public listing with flexible structuring;

•	Infusion of cash and ongoing access to public capital markets;

•	Listed public currency for future acquisitions and growth;

•	Ability for management team to retain control and focus on growing the business; and

•	Opportunity to motivate and retain employees using stock-based compensation.

These criteria were not intended to be exhaustive. Our evaluation relating to the merits of our business combination with Rezolve were based, to the extent relevant, on these general criteria as well as other considerations and factors that our management team and advisors deemed relevant as discussed in this proxy statement/prospectus.

Pursuant to the terms of our amended and restated certificate of incorporation, we will have until 24 months from the closing of our initial public offering to consummate an initial business combination (as extended). Pursuant to the terms of our amended and restated certificate of incorporation and the trust agreement between us and Continental Stock Transfer & Trust Company, in order to extend the initial time available for us to consummate our initial business combination from 15 months to 18 months from the closing of our initial public offering, our sponsor or its affiliates or designees, upon ten days advance notice prior to the applicable deadline, deposited into the trust account $1,500,000, or $0.10 per share, which were made in the form of a non-interest bearing loan payable upon the consummation of our initial business combination. If we complete our initial business combination, we will be entitled to be repaid such loaned amounts out of the proceeds of the Trust Account released to us. If we do not complete a business combination, we will not be repaid such loans. On February 2, 2023, our stockholders approved an extension of the date by which we must consummate our initial business combination from February 17, 2023 for up to six additional months at the election of the Company, ultimately until as late as August 17, 2023. In connection with the extension, on January 20, 2023, Armada and its Sponsor, entered into one or more agreements (the “Non-Redemption Agreements” ) with one or more third parties (the “Non-Redeeming Stockholders”) in exchange for the Non-Redeeming Stockholders agreeing not to redeem Armada’s public shares at the 2023 annual meeting of stockholders called by the Company at which the extension proposal was approved. The Non-Redemption Agreements provide for the allocation of up to 713,057 Founders Shares to the Non-Redeeming Stockholders, which shares will be transferred to the Non-Redeeming Stockholders subject to the closing of the Business Combination, among satisfaction of other conditions; however, subsequent to Armada’s 2023 annual meeting of stockholders, the Non-Redeeming Stockholders may elect to redeem any public shares held. Other than the 713,057 Founder Shares to be transferred to the Non-Redeeming Stockholders at Closing, no additional consideration was provided in exchange for the Non-Redeeming Stockholders entry into the Non-Redemption Agreements.

Effective December 12, 2023, Armada and the Sponsor entered into the Polar Subscription Agreement with Polar, an unaffiliated third party of the Company, pursuant to which Polar agrees to make certain Investor Capital Contributions from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide the Investor Capital Contribution, (i) the Sponsor will transfer 880,000 shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contributions at the closing of an initial business combination.

Our Acquisition Process

In evaluating a prospective target business, we conducted thorough due diligence that encompassed, among other things, meetings with incumbent management and employees, document reviews, inspection of facilities, as well as a review of financial and other information. We utilized our operational and capital allocation experience.

On December 17, 2021, we announced that we entered into the Business Combination Agreement. Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such opportunity to such entity. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our business combination.

Initial Business Combination

Our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the initial business combination. If our board is not able to independently determine the fair market value of the target business or businesses, we will obtain an opinion from an independent investment banking firm or another independent entity that commonly renders valuation opinions with respect to the satisfaction of such criteria.

Effecting a Business Combination

General

We are not presently engaged in, and we will not engage in, any substantive commercial business for an indefinite period of time. We intend to utilize cash derived from the proceeds of our initial public offering and the sale of private shares, our capital stock, debt or a combination of these in effecting a business combination which at the time of our IPO had not yet been identified. Accordingly, investors invested without first having an opportunity to evaluate the specific merits or risks of any one or more business combinations. A business combination may involve the acquisition of, or merger with, a company which does not need substantial additional capital, but which desires to establish a public trading market for its shares, while avoiding what it may deem to be adverse consequences of undertaking a public offering itself. These include time delays, significant expense, loss of voting control and compliance with various federal and state securities laws. In the alternative, we may seek to consummate a business combination with a company that may be financially unstable or in its early stages of development or growth. While we may seek to effect simultaneous business combinations with more than one target business, we will probably have the ability, as a result of our limited resources, to effect only a single business combination.

Selection of a Target Business and Structuring of a Business Combination

Subject to our management team’s pre-existing fiduciary obligations and the limitations that a target business have a fair market value of at least 80% of the balance in the Trust Account (excluding deferred underwriting commissions and taxes payable) at the time of the execution of a definitive agreement for our initial business combination, as described below in more detail, and that we must acquire a controlling interest in the target business, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business.

We have not established any specific attributes or criteria (financial or otherwise) for prospective target businesses. In evaluating Rezolve, our management considered a variety of factors, including one or more of the following:

•	financial condition and results of operation;

•	growth potential;

•	brand recognition and potential;

•	experience and skill of management and availability of additional personnel;

•	capital requirements;

•	competitive position;

•	barriers to entry;

•	stage of development of the products, processes or services;

•	existing distribution and potential for expansion;

•	degree of current or potential market acceptance of the products, processes or services;

•	proprietary aspects of products and the extent of intellectual property or other protection for products or formulas;

•	impact of regulation on the business;

•	regulatory environment of the industry;

•	costs associated with effecting the business combination;

•	industry leadership, sustainability of market share and attractiveness of market industries in which a target business participates; and

•	macro competitive dynamics in the industry within which the company competes.

These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular business combination will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in effecting a business combination consistent with our business objective. In evaluating Rezolve, we conducted an extensive due diligence review which encompassed, among other things, meetings with incumbent management and inspection of facilities, as well as review of financial and other information which was made available to us. This due diligence review was conducted by our management.

Fair Market Value of Target Business

Nasdaq listing rules require that the target business or businesses that we acquire must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding deferred underwriting commissions and taxes payable) at the time of the execution of a definitive agreement for our initial business combination. Notwithstanding the foregoing, if we are not then listed on Nasdaq for whatever reason, we would no longer be required to meet the foregoing 80% fair market value test.

The Business Combination is structured whereby following the Company Reorganization, (a) Rezolve Merger Sub will be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and Armada will survive the Merger as a subsidiary of Rezolve; and (b) Armada shall loan all of its remaining cash in the Trust Account to Rezolve in exchange for a promissory note (the “Promissory Note”), to enable Rezolve to fund working capital and transaction expenses. Each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Ordinary Share of Rezolve.

The fair market value of the target will be determined by our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value). This proxy statement/prospectus contains analysis of the fair market value of the target business, as well as the basis for our determinations upon which Armada’s board of directors relied. (Please see the section entitled “The Business Combination Proposal — Opinion of Marshall & Stevens” and the written opinion of Marshall & Stevens attached as Annex K hereto.)

Stockholders May Not Have the Ability to Approve an Initial Business Combination

In connection with any proposed business combination, we will seek stockholder approval of our initial business combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against the proposed business combination or do not vote at all, into their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable). We will consummate our initial business combination only if we have net tangible assets of at least $5,000,001 immediately prior to or upon consummation of such business combination, unless the Charter Limitation Amendment Proposal is approved and is implemented, and a majority of the outstanding shares of common stock voted are voted in favor of the business combination. We cannot assure you as to how such anchor investors will vote on the Business Combination. We have no specified maximum percentage threshold for redemptions in our amended and restated certificate of incorporation and even those public stockholders who vote in favor of our initial business combination have the right to redeem their public shares. As a result, this may make it easier for us to consummate the Business Combination.

Our sponsor, officers and directors have agreed (1) to vote any shares of common stock owned by them in favor of any proposed business combination (which includes the Business Combination), (2) not to redeem any shares of common stock in connection with a stockholder vote to approve a proposed initial business combination (which includes the Business Combination) and (3) not to sell any shares of common stock in any tender in connection with a proposed initial business combination (which includes the Business Combination).

None of our officers, directors, sponsor, or their affiliates has indicated any intention to purchase units or shares of common stock from persons in the open market or in private transactions. However, if a significant number of stockholders vote, or indicate an intention to vote, against Business Combination or that they wish to redeem their shares, our officers, directors, sponsor, or their affiliates could make such purchases in the open market or in private transactions in order to influence the vote and reduce the number of redemptions. Notwithstanding the foregoing, our officers, directors, sponsor, and their affiliates will not make purchases of shares of common stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act, which are rules designed to stop potential manipulation of a company’s stock.

Redemption Rights

In order to exercise your redemption rights, you must (i)(a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and (ii) prior to 5:00 p.m. Eastern time on July 26, 2024 (two business days before the Special Meeting) (a) submit a written request to the Transfer Agent that Armada redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through Depository Trust Company (“DTC”). Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the vote is taken with respect to the Business Combination. The Transfer Agent’s address is as follows:

Continental Stock Transfer & Trust Company

1 State Street – 30th Floor

New York, New York 10004

You must also affirmatively certify in your request to the Transfer Agent for redemption if you “ARE” or “ARE NOT’ acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of Armada Common Stock. Notwithstanding the foregoing, a holder of public shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) will be restricted from seeking Redemption Rights with respect to more than 15% of the public shares, which we refer to as the “15% threshold.” Accordingly, all public shares in excess of the 15% threshold beneficially owned by a public stockholder or “group” (as defined in Section 13d-3 of the Exchange Act) will not be redeemed for cash.

Public stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allow sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is our understanding that stockholders should generally allow at least two weeks to obtain physical certificates from the Transfer Agent. However, we do not have any control over this process, and it may take longer than two weeks. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Public stockholders seeking to exercise their Redemption Rights, whether they are record holders or hold their shares in “street name”, are required to either tender their certificates to our Transfer Agent prior to the date that is two business days prior to the Special Meeting, or to deliver their shares to the Transfer Agent electronically using DTC Deposit/Withdrawal At Custodian (“DWAC”) system, at such public stockholder’s option. The requirement for physical or electronic delivery prior to the Special Meeting ensures that a redeeming public stockholder’s election to redeem is irrevocable once the Business Combination is approved.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a tendering broker a fee and it is in the broker’s discretion whether or not to pass this cost on to the redeeming stockholder. However, this fee would be incurred regardless of whether or not we require stockholders seeking to exercise Redemption Rights to tender their shares, as the need to deliver shares is a requirement to exercising Redemption Rights, regardless of the timing of when such delivery must be effectuated.

Each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against the Proposed Transactions.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the Transfer Agent) and thereafter, with our consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to our Transfer Agent and decide within the required timeframe not to exercise your Redemption Rights, you may request that our Transfer Agent return the shares (physically or electronically). You may make such request by contacting our Transfer Agent at the address listed under the question “Who can help answer my questions?” Furthermore, if a holder of public shares delivered his certificate in connection with an election of their redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, he may simply request that the transfer agent return the certificate (physically or electronically).

If the initial business combination is not approved or completed for any reason, then our public stockholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the Trust Account. In such case, we will promptly return any shares delivered by public holders.

Liquidation if No Business Combination

Our amended and restated certificate of incorporation provides that we will have only 24 months (as extended) from the closing of our initial public offering to complete an initial business combination. If we have not completed an initial business combination by such date, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest not previously released to us but net of taxes payable, divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Our sponsor, officers and directors have agreed that they will not propose any amendment to our amended and restated certificate of incorporation that would affect our public stockholders’ ability to redeem or sell their shares to us in connection with a business combination as described herein or affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete a business combination within 24 months (as extended) from the closing of our initial public offering unless we provide our public stockholders with the opportunity to redeem their shares of common stock upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to us but net of franchise and income taxes payable, divided by the number of then outstanding public shares. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our sponsor, executive officers, directors or any other person.

Under the Delaware General Corporation Law, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of 100% of our outstanding public shares in the event we do not complete our initial business combination within the required time period may be considered a liquidation distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the Delaware General Corporation Law intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. It is our intention to redeem our public shares as soon as reasonably possible following August 17, 2023 (unless further extended), and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Furthermore, if the pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of 100% of our public shares in the event we do not complete our initial business combination within the required time period is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the Delaware General Corporation Law, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution.

Because we will not be complying with Section 280 of the Delaware General Corporation Law, Section 281(b) of the Delaware General Corporation Law requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent ten years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the claims that we expect could arise would be from our vendors for the Business Combination (including, without limitation, our lawyers, investment bankers and other advisors).

We are required to seek to have all third parties (including any vendors or other entities we engage after our initial public offering) and any prospective target businesses enter into agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account. As a result, the claims that could be made against us will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust. We therefore believe that any necessary provision for creditors will be reduced and should not have a significant impact on our ability to distribute the funds in the Trust Account to our public stockholders. Nevertheless, Marcum LLP, our independent registered public accounting firm, and the underwriters of the offering, have not agreed to execute agreements with us waiving such claims to the monies held in the Trust Account. Furthermore, there is no guarantee that other vendors, service providers and prospective target businesses will execute such agreements. Nor is there any guarantee that, even if they execute such agreements with us, they will not seek recourse against the Trust Account. Our sponsor has agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, but we cannot assure you that it will be able to satisfy its indemnification obligations if it is required to do so. We have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and believe that our sponsor’s only assets are securities of our company. Therefore, we believe it is unlikely that our sponsor will be able to satisfy its indemnification obligations if it is required to do so. Additionally, the agreement entered into by our sponsor specifically provides for two exceptions to the indemnity it has given: it will have no liability (1) as to any claimed amounts owed to a target business or vendor or other entity who has executed an agreement with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, or (2) as to any claims for indemnification by the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. As a result, if we liquidate, the per-share distribution from the Trust Account could be less than $10.00 due to claims or potential claims of creditors.

We anticipate notifying the trustee of the Trust Account to begin liquidating such assets promptly after our 15th month or if extended, 18th month and anticipate it will take no more than 10 business days to effectuate such distribution. The holders of the founder shares have waived their rights to participate in any liquidation distribution from the Trust Account with respect to such shares. There will be no distribution from the Trust Account with respect to our warrants, which will expire worthless. We will pay the costs of any subsequent liquidation from our remaining assets outside of the Trust Account. If such funds are insufficient, our sponsor has contractually agreed to advance us the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $100,000) and has contractually agreed not to seek repayment for such expenses.

If we are unable to complete an initial business combination and expend all of the net proceeds of our initial public offering and the sale of the private shares, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the initial per-share redemption price would be $10.00. As discussed above, the proceeds deposited in the Trust Account could become subject to claims of our creditors that are in preference to the claims of public stockholders.

Our public stockholders shall be entitled to receive funds from the Trust Account only in the event of our failure to complete a business combination within the required time period, if the stockholders seek to have us redeem or purchase their respective shares upon a business combination which is actually completed by us or upon certain amendments to our amended and restated certificate of incorporation prior to consummating an initial business combination. In no other circumstances shall a stockholder have any right or interest of any kind to or in the Trust Account.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, we cannot assure you we will be able to return to our public stockholders at least $10.00 per share.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, because we intend to distribute the proceeds held in the Trust Account to our public stockholders promptly after 24 months (as extended) from the closing of our initial public offering, this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Amended and Restated Certificate of Incorporation

Our amended and restated certificate of incorporation contains certain requirements and restrictions relating to our initial public offering that will apply to us until the consummation of our initial business combination. These provisions cannot be amended without the approval of a majority of our stockholders. If we seek to amend any provisions of our amended and restated certificate of incorporation that would affect our public stockholders’ ability to redeem or sell their shares to us in connection with a business combination as described herein or affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete a business combination within 24 months (as extended) from the closing of our initial public offering, we will provide dissenting public stockholders with the opportunity to redeem their public shares in connection with any such vote. This redemption right shall apply in the event of the approval of any such amendment, whether proposed by our sponsor, any executive officer, director or any other person. Our sponsor, officers and directors have agreed to waive any redemption rights with respect to any founder shares and any public shares they may hold in connection with any vote to amend our amended and restated certificate of incorporation. Specifically, our amended and restated certificate of incorporation provides, among other things, that:

•

we shall either (1) seek stockholder approval of our initial business combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against the proposed business combination or do not vote at all, into their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable), or (2) provide our stockholders with the opportunity to sell their shares to us by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable), in each case subject to the limitations described herein;

•

we will consummate our initial business combination only if we have net tangible assets of at least $5,000,001 immediately prior to or upon consummation of such business combination, unless the Charter Limitation Amendment Proposal is approved and implemented, and, if we seek stockholder approval, a majority of the outstanding shares of common stock voted are voted in favor of the business combination;

•

if our initial business combination is not consummated within 24 months (as extended) from the closing of our initial public offering, then we will redeem all of the outstanding public shares and thereafter liquidate and dissolve our company;

•	upon the consummation of our initial public offering, $150.0 million shall be placed into the Trust Account;

•

we may not consummate any other business combination, merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar transaction prior to our initial business combination; and

•

prior to our initial business combination, we may not issue additional stock that participates in any manner in the proceeds of the Trust Account, or that votes as a class with the common stock sold in our initial public offering on an initial business combination.

Facilities

We currently maintain our principal executive offices at 2005 Market Street, Suite 3120, Philadelphia, PA 19103. The cost for this space is included in the $10,000 per-month fee to our sponsor. We believe, based on rents and fees for similar services, that the fee charged by our sponsor is at least as favorable as we could have obtained from an unaffiliated person. We consider our current office space adequate for our current operations.

Employees

We have two executive officers. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on the stage of the business combination process the company is in. We presently expect our executive officers to devote such amount of time as they reasonably believe is necessary to our business. We do not intend to have any full-time employees prior to the consummation of a business combination.

Armada will continue to exist as a wholly-owned subsidiary of Rezolve for potential business purposes, including, but not limited to, potential expansions of Rezolve’s operations into the United States as may be determined by Rezolve’s board of directors. Rezolve’s board of directors may, however, in its judgment, determine to dissolve Armada at any time.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

Periodic Reporting and Audited Financial Statements

We have registered our units, common stock and warrants under the Exchange Act and are subject to reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual report contains financial statements audited and reported on by our independent registered public accountants.

This proxy statement/prospectus contains the audited financial statements of our target business, Rezolve, to assist our stockholders in assessing the Business Combination. These financial statements have been prepared in accordance with or reconciled to United States generally accepted accounting principles or international financial reporting standards as promulgated by the International Accounting Standards Board.

We may be required to have our internal control procedures audited for the fiscal year ending September 30, 2023 as required by the Sarbanes-Oxley Act. A target company may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.

ARMADA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this section, references to the “Company,” “us” or “we” refer to Armada Acquisition Corp. I.

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this report.

Overview

We are a blank check company incorporated in Delaware on November 5, 2020, for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses.

On August 17, 2021, we consummated our IPO of 15,000,000 units, at $10.00 per unit, generating gross proceeds of $150 million.

Simultaneously with the closing of the IPO, we consummated the private placement of 459,500 Private Shares for an aggregate purchase price of $4,595,000.

Upon the closing of the IPO on August 17, 2021, $150,000,000 ($10.00 per unit) from the net proceeds of the sale of the units in the IPO and the sale of Private Shares were placed in the Trust Account.

If we are unable to complete the initial Business Combination within the Combination Period, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us but net of taxes payable (and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, liquidate and dissolve, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

On February 2, 2023, we held an annual meeting of our stockholders (the “Annual Meeting”). At the Annual Meeting, our stockholders approved an amendment to the Armada Charter to extend the date by which the Company must consummate a business combination or, if it fails to do so, cease its operations and redeem or repurchase 100% of the shares of the Company’s Common Stock issued in the Company’s initial public offering, from February 17, 2023 for up to six additional months at the election of the Company, ultimately until as late as August 17, 2023 (the “Extension”). We filed an amendment to the Armada Charter with the Secretary of State of the State of Delaware reflecting the Extension. In connection with the Extension, the holders of 11,491,148 shares of Armada Common Stock elected to redeem their shares at a per share redemption price of approximately $10.19. As a result, we removed $117,079,879 to pay such holders.

On August 2, 2023, we held a special meeting of stockholders to approve an amendment to the Armada Charter (the “Charter Amendment”) to extend the date by which the Company has to consummate a Business Combination from August 17, 2023 to September 17, 2023 and to allow the Company without another stockholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis up to five times by an additional one month each time after the Charter Extension Date, by resolution of Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until February 17, 2024, or a total of up to six months after the Original

Termination Date, unless the closing of a Business Combination shall have occurred prior thereto (the “Second Extension Amendment Proposal”). The stockholders of the Company approved the Second Extension Amendment Proposal at the special meeting and on August 3, 2023, the Company filed the amendment to the Armada Charter with the Delaware Secretary of State. In connection with the Second Extension Amendment Proposal, the holders of 1,145,503 public shares of Common Stock of Armada exercised their right to redeem their shares for cash at a redemption price of approximately $10.56 per share, for an aggregate redemption amount of approximately $12,095,215.

In connection with the approval of the Second Extension Amendment Proposal, the Company issued an unsecured promissory note in the principal amount of up to $425,402 (the “Extension Note”) to the Sponsor. The Extension Note does not bear interest and matures upon closing of the Business Combination. In the event that Armada does not consummate a business combination, the Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Notwithstanding the foregoing, in the event that Armada does not consummate a Business Combination, the total principal amount of the Extension Note may be converted, in whole or in part, at the option of the lender into common stock of the Company at a price of $10.00 per share, which shares will be identical to the private placement shares issued to Armada Sponsor LLC at the time of the initial public offering of the Company. As of November 13, 2023, there was $283,601.88 outstanding under the Extension Note. The proceeds of the Extension Note will be deposited in the Trust Account in connection with the Charter Amendment as follows: $70,900.47 to be deposited into the Trust Account within five business days following approval of the Charter Amendment by the Company’s stockholders, and up to $354,502 in five equal installments to be deposited into the Trust Account for each of the five one-month extensions.

On February 15, 2024, we held a special meeting of its stockholders to approve an amendment to the Armada Charter to extend the date by which the Company has to consummate a Business Combination from February 17, 2024 to March 17, 2024 (the “Charter Extension Date”) and to allow the Company, without another stockholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis up to five times by an additional one month each time after the Charter Extension Date, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until August 17, 2024, or a total of up to six months after the Original Termination Date, unless the closing of a Business Combination shall have occurred prior thereto (the “Third Extension Amendment Proposal”). The stockholders of the Company approved the Third Extension Amendment Proposal at the special meeting and on February 15, 2024 the Company filed the Charter Amendment with the Delaware Secretary of State. In connection with the Third Extension Amendment Proposal, the holders of 945,662 shares of Common Stock of the Company exercised their right to redeem their shares for cash at a redemption price of approximately $10.98 per share, for an aggregate redemption amount of $10,384,496.

In connection with the approval of the Third Extension Amendment Proposal, the Company issued an unsecured promissory note in the principal amount of up to $297,714 (the “Second Extension Note”) to the Sponsor. The Second Extension Note does not bear interest and matures upon closing of the Business Combination. In the event that the Company does not consummate a Business Combination, the Second Extension Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The proceeds of the Second Extension Note will be deposited in the Trust Account in connection with the Charter Amendment as follows: $49,619 to be deposited into the Trust Account within three business days following February 17, 2024, and up to $248,095 in five equal installments to be deposited into the Trust Account for each of the five one-month extensions.

We cannot assure you that our plans to complete our initial business combination will be successful.

Business Combination Agreement

On December 17, 2021, we announced that we entered into a business combination agreement, dated as of December 17, 2021, and amended on November 10, 2022, and as further amended and restated on June 16, 2023, with Rezolve Limited, a private limited liability company registered under the laws of England and Wales, Rezolve AI Limited, a private limited liability company registered under the laws of England and Wales (“Rezolve”), and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”) (such business combination agreement, the “Business Combination Agreement,” and such business combination, the “Business Combination”).

Pursuant to the terms of the Business Combination Agreement Rezolve and Rezolve Merger Sub will effect a series of transactions including, among other things:

(i)

the Pre-Closing Demerger of Rezolve Limited pursuant to UK legislation under which (x) part of Rezolve Limited’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch) are to be transferred to Rezolve in exchange for the issue by Rezolve of shares of the same classes as in Rezolve Limited for distribution among the original shareholders of Rezolve Limited in proportion to their holdings of shares of each class in Rezolve Limited as at immediately prior to the Pre-Closing Demerger, (y) Rezolve will be assigned, assume and/or reissue the secured Convertible Notes currently issued by Rezolve Limited, and (z) Rezolve Limited will then be wound up;

(ii)

a company reorganization will be effected whereby the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed and steps taken such that immediately following such steps each Company Shareholder will hold his, her or its applicable pro rata portion of the aggregate stock consideration (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) in accordance with the terms and conditions set forth in the Business Combination Agreement (such steps and any additional necessary steps being collectively referred to as the “Company Reorganization”); and

(iii)

following the Company Reorganization: (a) Rezolve Merger Sub shall be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger as a subsidiary of Rezolve; and (b) Armada shall loan all of its remaining cash in the Trust Account to Rezolve in exchange for a promissory note (the “Promissory Note”), to enable Rezolve to fund working capital and transaction expenses. Each of the outstanding shares of Armada Common Stock held by the shareholders of Armada will be exchanged for one Ordinary Share of Rezolve.

As a result of the Business Combination (i) the shareholders of Rezolve will receive a number of Rezolve Ordinary Shares equal to (A) the quotient obtained by dividing (x) $1,600,000,000 by (y) $10.00 minus (B) the Outstanding Warrant Number (as defined in the Business Combination Agreement) and minus (C) the Acquisition Shares (as defined in the Business Combination Agreement) (to the extent such Acquisition Shares are not already issued on or prior to the Company Reorganization Date), and (ii) the combined company will pay or cause to be paid all of the transaction expenses.

The proposed business combination values Rezolve at a pro forma enterprise value of approximately $1.60 billion.

Upon the closing of the transactions, it is expected that the company will be named Rezolve PLC and will be listed on The Nasdaq Stock Market LLC under the new ticker symbol “RZLV.”

The consummation of the Business Combination is subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including the completion of the Company Reorganization, the requisite approvals of our stockholders and Rezolve’s shareholders and regulatory approvals.

We cannot assure you that our plans to complete our initial business combination will be successful.

Results of Operations

For the year ended September 30, 2023, we had a net loss of $320,150, which consisted of formation and operating costs of $2,570,972, stock-based compensation of $218,254, and income tax provision of $615,284, partially offset by trust interest income of $3,084,260.

For the year ended September 30, 2022, we had a net loss of $3,622,794, which consisted of formation and operating costs of $4,391,263, stock-based compensation of $111,852, and income tax provision of $145,621, partially offset by trust interest income of $1,025,942.

For the three months ended December 31, 2023, we had a net loss of $360,314, which consisted of formation and operating costs of $571,529, stock-based compensation of $50,400, and income tax provision of $67,834, partially offset by trust interest income of $334,836 and interest expense of $5,387.

For the three months ended December 31, 2022, we had a net income of $607,027, which consisted of trust interest income of $1,289,673, offset by formation and operating costs of $394,352, stock-based compensation of $27,963, and income tax provision of $260,331.

For the three months ended March 31, 2024, we had a net loss of $380,846, which consisted of formation and operating costs of $459,911, stock-based compensation of $25,200, and income tax provision of $47,080, partially offset by trust interest income of $270,156 and interest expense of $118,811.

For the six months ended March 31, 2024, we had a net loss of $741,160, which consisted of formation and operating costs of $1,031,440, stock-based compensation of $75,600, and income tax provision of $114,914, partially offset by trust interest income of $604,992 and interest expense of $124,198.

For the three months ended March 31, 2023, we had a net loss of $27,143, which consisted of formation and operating costs of $790,735, stock-based compensation of $27,963, and income tax provision of $182,853, offset by trust interest income of $974,408.

For the six months ended March 31, 2023, we had a net income of $579,884, which consisted of trust interest income of $2,264,081, offset by formation and operating costs of $1,185,087, stock-based compensation of $55,926, and income tax provision of $443,184.

Following the exercise of the automatic extension of the deadline for us to complete an initial business combination under our second amended and restated certificate of incorporation, we had until February 17, 2023 (or 18 months following our initial public offering) to consummate a business combination (unless we further extend the period of time to consummate a business combination) (the “Combination Period”). On February 2, 2023, the stockholders approved an amendment to our certificate of incorporation to extend the Combination Period until August 17, 2023, and on August 2, 2023, the stockholders approved a further amendment to our certificate of incorporation to extend the Combination Period until no later than February 17, 2024. On August 8, 2023, the Company deposited $70,900 into the Trust Account thereby extending the Combination Period until September 17, 2023, and on each of September 12, 2023, October 11, 2023, November 9, 2023, December 15, 2023 and January 16, 2024, the Company deposited $70,900 into the Trust Account thereby extending the Combination Period for an additional five months or until February 17, 2024.

On February 15, 2024, the stockholders approved a third amendment to the Company’s certificate of incorporation to extend the Combination Period for up to six additional months or until no later than August 17, 2024. On February 13, 2024, the Company deposited $49,900 into the Trust Account thereby extending the Combination Period until March 17, 2024, and on each of March 13, 2024, April 16, 2024, May 17, 2024 and June 17, 2024, the Company deposited $49,900 into the Trust Account thereby extending the Combination Period for an additional two months or until July 17, 2024.

However, if we are unable to complete the initial Business Combination within the Combination Period (unless such period is further extended pursuant to the approval of our stockholders), we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company but net of taxes payable (and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. As of September 30, 2023 the Trust Account has released $130,246,958 to the Company to pay tax obligations and for redemptions, including $129,175,094 for redemptions and $1,071,864 for tax obligations. As of December 31, 2023, and September 30, 2023, the Trust Account has released $130,246,958 to the Company to pay tax obligations and for redemptions, including $129,175,094 for redemptions and $1,071,864 for tax obligations. As of March 31, 2024, the Trust Account has released $140,787,627 to the Company to pay tax obligations and for redemptions, including $139,559,590 for redemptions and $1,228,038 for tax obligations.

We have also agreed to reimburse the Sponsor for office space, secretarial and administrative services provided to members of our management team, in an amount not to exceed $10,000 per month. Upon completion of or initial business combination or our liquidation, we will cease paying these monthly fees. For each of the two fiscal years ended September 30, 2023 and 2022, the Company paid $120,000 under this agreement. For the three months ended December 31, 2023 the Company did not pay these administrative fees and recorded an account payable to the Sponsor for $30,000 and for the three months ended December 31, 2022, the Company paid $30,000 under this agreement. For the three and six months ended March 31, 2024, the Company incurred $30,000 and $60,000, respectively in administrative service fee.

Liquidity and Capital Resources

As of March 31, 2024, we had cash outside our Trust Account of $107,722, available for working capital needs. As of December 31, 2023, we had cash outside our Trust Account of $54,405, available for working capital needs. As of September 30, 2022 and September 30, 2023, we had cash outside our Trust Account of $177,578 and $60,284, respectively, available for working capital needs. The amount of $15,771,190 as of March 31, 2024, held in the Trust Account is generally unavailable for our use, prior to an initial business combination.

On August 17, 2021, we completed the sale of 15,000,000 Units at $10.00 per Unit, generating gross proceeds of $150,000,000.

Simultaneously with the consummation of the IPO, the Company consummated the private placement of 459,500 shares of common stock (“Private Shares”), at a price of $10.00 per share for an aggregate purchase price of $4,595,000.

In connection with the IPO, the underwriters were granted a 45-day option from the date of the prospectus for the IPO to purchase up to 2,250,000 additional units to cover over-allotments, if any. On October 1, 2021 this option expired unused.

Following our IPO and the sale of the Private Shares, a total of $150,000,000 ($10.00 per Unit) was placed in the Trust Account. We incurred $3,537,515 in IPO related costs, including $1,500,000 of underwriting fees and $2,037,515 of other costs.

On May 9, 2022, the Sponsor loaned us the aggregate amount of $483,034 in order to assist us to fund our working capital needs. The loan was evidenced by two promissory notes. During July 2022, we fully repaid one of the promissory notes in the amount of $187,034 which represented monies loaned to us for the payment of Delaware franchise taxes. We utilized the interest earned on the Trust Account to repay the promissory note, $120,000 of which was distributed to us from the Trust Account during June 2022, and $62,069 of which was distributed to us from the Trust Account during July 2022. We also paid $4,300 and $44,246 on behalf of the Sponsor for tax services in fiscal years 2023 and 2022, respectively. These amounts were applied against the balance owing to the Sponsor under the remaining promissory note. As of September 30, 2023 and 2022, the net amount outstanding under the promissory note was $247,454 and $251,754, respectively. The promissory notes are non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On November 10, 2022 our Sponsor loaned us $1,500,000 in order to cover the additional contribution to the Trust Account required in connection with the exercise by us of the extension of our deadline to complete our Initial Business Combination until February 17, 2023 (which deadline has been subsequently further extended), and $450,000 for our working capital needs. These loans were evidenced by two promissory notesfrom us, as maker, to our Sponsor, as payee. The promissory notes are non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which we consummate an acquisition, merger or other business combination transaction involving us or our affiliates. The principal balance may be prepaid at any time.

On July 28, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $125,245. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On August 2, 2023, the Company issued the Extension Note to the Sponsor in the amount of up to $425,402.82. The Extension Note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. Upon consummation of a Business Combination, the Sponsor shall have the option, but not the obligation, to convert up to $425,402.82 of the total principal amount of the Extension Note into common stock of the Company at a price of $10.00 per share. The Common Stock shall be identical to the private placement shares issued to Armada Sponsor, LLC at the time of the Company’s IPO. As of September 30, 2023, $141,800.94 was drawn and outstanding under the Extension Note.

On August 8, 2023, the Company borrowed $70,900.47 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to September 17, 2023.

On August 9, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $20,840.03 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On September 10, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $79,099.53 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On September 12, 2023, the Company borrowed $70,900.47 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to October 17, 2023.

On February 15, the Company issued the Second Extension Note in an amount up to $297,714.30. The Second Extension Note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. Upon consummation of a Business Combination, the Sponsor shall have the option, but not the obligation, to convert up to $297,714.30 of the total principal amount of the Second Extension Note into common stock of the Company at a price of $10.00 per share. The Common Stock shall be identical to the private placement shares issued to Armada Sponsor, LLC at the time of the Company’s IPO.

The aggregate balance outstanding under all promissory notes, including the Extension Note, was $2,776,600 and $2,564,439 as of December 31, 2023, and September 30, 2023, respectively. The aggregate balance outstanding under all promissory notes, including the Extension Note and the Second Extension Note, was $2,776,600 and $2,564,439 as of March 31, 2024, and September 30, 2023, respectively.

The Trust Account has released $ 1,228,038 and $1,071,864 as of March 31, 2024 and September 30, 2023, respectively, to the Company to pay its income and franchise tax obligations. The Trust Account has released $0 and $1,071,864 as of December 31, 2023 and September 30, 2023, respectively, to the Company to pay its income and franchise tax obligations. In connection with the Extension approved by our stockholders on February 2, 2023, the holders of 11,491,148 shares of Common Stock elected to redeem their shares at a per share redemption price of approximately $10.19. As a result, $117,079,879 was removed from the Company’s Trust Account to pay such holders. During August 2023, holders of 1,145,503 shares of Common Stock elected to redeem their shares in connection with the Second Amendment Extension Proposal. As a result, $12,095,215, or approximately $10.56 per share, was removed from the Company’s Trust Account to pay such holders. During February 2024, holders of 945,662 shares of Common Stock elected to redeem their shares in connection with the Third Extension Amendment Proposal. As a result, $10,384,496, or approximately, $10.98 per share, was removed from the Trust Account.

For the year ended September 30, 2023, cash used in operating activities was $1,860,042. Net loss of $320,150 was impacted primarily by changes in operating assets and liabilities of $1,326,108, stock-based compensation of $218,254, partially offset by trust interest income of $3,084,260.

For the year ended September 30, 2022, cash used in operating activities was $913,835. Net loss of $3,622,794 was impacted primarily by changes in operating assets and liabilities of $3,623,049, stock-based compensation of $111,852, partially offset by trust interest income of $1,025,942.

We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account to complete our initial business combination. We may withdraw interest to pay our taxes and liquidation expenses if we are unsuccessful in completing a business combination. We estimate our 2023 annual franchise tax obligations to be $127,600, which we may pay from funds from the Public Offering held outside of the Trust Account or from interest earned on the funds held in the Trust Account and released to us for this purpose. Our 2021 Delaware franchise tax amounted to $182,069 and our 2022 Delaware franchise tax exclusive of interest and penalty amounted to $200,000. Our annual income tax obligations will depend on the amount of interest and other income earned on the amounts held in the Trust Account reduced by our operating expense and franchise taxes. We expect the interest earned on the amount in the Trust Account will be sufficient to pay our income taxes. To the extent that our equity or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies. As of December 31, 2023, and September 30, 2023, the Trust Account has released $130,246,958 to the Company to pay tax obligations and for redemptions, including $129,175,094 for redemptions and $1,071,864 for tax obligations.

Further, our sponsor, officers and directors or their respective affiliates may, but are not obligated to, loan us funds as may be required. If we complete a business combination, we would repay the loans. In the event that a business combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the loans, but no proceeds held in the Trust Account would be used to repay the loans. Such loans would be evidenced by promissory notes and would be repaid upon consummation of a business combination, without interest. There was a balance due to the Sponsor of $2,776,600 and $2,564,439 under the loans (including the Extension Note) as of December 31, 2023 and September 30, 2023, respectively.

However, if our estimates of the operating costs are less than the actual amount necessary to do so, or our Sponsor ceases to loan us sufficient funds, we may have insufficient funds available to operate our business prior to our business combination. Under the original Business Combination Agreement, either we or Rezolve could have terminated the Business Combination Agreement if the aggregate transaction proceeds (excluding certain amounts invested by the investors specified in the Business Combination Agreement) provided or committed to be provided was not more than $50 million. The Amendment entered into in November 2022 eliminated this provision in its entirety. If we are unable to complete a business combination (including the Business Combination) because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account.

In connection with our assessment of going concern considerations in accordance with FASB Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” our management has determined that we have and will continue to incur significant costs in pursuit of acquisition plans which, in addition to possibility that we might not be able to a close business combination and be forced to liquidate after August 17, 2024 raises substantial doubt about our ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities that might be necessary if we are unable to continue as a going concern.

Critical Accounting Policies

The preparation of these financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. We have identified the following as our critical accounting policies:

Redeemable Shares of Armada Common Stock

We account for our common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) are classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock are classified as stockholders’ equity. Our shares of common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, 15,000,000 shares of common stock subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur. Immediately upon the closing of the IPO, the Company recognized the remeasurement adjustment from initial carrying amount to redemption book value. The change in the carrying value of redeemable common stock resulted in charges against additional paid-in capital.

Net Loss per Share

We comply with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net loss per common stock is computed by dividing net loss by the weighted average number of common stock outstanding for the period. Remeasurement adjustments associated with the redeemable shares of common stock is excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted loss per share does not consider the effect of the warrants issued in connection with the IPO because the warrants are contingently exercisable, and the contingencies have not yet been met. The warrants are exercisable to purchase 7,500,000 shares of common stock in the aggregate. As of December 31, 2023 and 2022, we did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net loss per common stock is the same as basic net loss per common stock for the period presented.

Accretion of the carrying value of common stock subject to redemption value is excluded from net loss per common stock because the redemption value approximates fair value.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial agreements involving assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities other than an administrative agreement to reimburse our sponsor for office space, secretarial and administrative services not to exceed $10,000 per month from the date of closing of the Public Offering. Upon completion of a business combination or the Company’s liquidation, the Company will cease paying these monthly fees.

Financial Advisory Fee

We engaged Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), an affiliate of a member of the Sponsor, to provide consulting and advisory services in connection with the IPO, for which it received an advisory fee equal to one (1.0) percent of the aggregate proceeds of the IPO, or $1,500,000, upon closing of the IPO. Affiliates of CCM have and manage investment vehicles with a passive investment in the Sponsor. On August 18, 2021, we paid to CCM an aggregate of $1,500,000. CCM is engaged to represent our interests only. We have engaged CCM as a capital markets advisor in connection with the initial Business Combination for which it will earn an advisory fee of $3,000,000, payable only upon closing of the Business

Combination. The Company also engaged CCM as a financial advisor in connection with the initial Business Combination for which it will earn an advisory fee of $8,750,000, payable only upon closing of the Business Combination.

We have engaged D.A. Davidson & Co. as a financial advisor and investment banker in connection with the initial Business Combination for which it will earn an advisory fee of $600,000, payable only upon closing of the Business Combination.

We have engaged Craig Hallum Capital Group LLC as a financial advisor in connection with the initial Business Combination for which it will earn an advisory fee of $500,000, payable only upon closing of the Business Combination.

We had engaged ICR LLC (“ICR”) to provide investor relations services in connection with the initial Business Combination for which ICR was entitled to a monthly fee of $10,400 for the period from November 2021 through December 2022 when the contract with ICR was terminated. A total of $145,600 is recorded by the Company and is due and payable to ICR upon either the termination of or the closing of the initial Business Combination. Under the contract, an additional $145,600 would be due and payable to ICR only upon the closing of the initial Business Combination.

We have engaged Bishop IR (“Bishop”) as an investor relations advisor in connection with the initial Business Combination for the period from June 21, 2023 through June 20, 2024 with a monthly fee of $8,000 which will increase to $12,000 upon the closing of the initial Business Combination. Either party can terminate the contract at any time upon thirty days prior notice to the other party. Upon completion of initial Business Combination, Bishop would be entitled to a success fee of $100,000 payable only upon closing of the initial Business Combination.

Business Combination Marketing Agreement

We engaged Northland Securities, Inc., the representative of the underwriter, as an advisor in connection with Business Combination to assist in holding meetings with our stockholders to discuss the potential Business Combination and the target business’ attributes, introduce us to potential investors that are interested in purchasing our securities in connection with the initial Business Combination and assist us with press releases and public filings in connection with the Business Combination. We will pay the representative a cash fee for such services only upon the consummation of the initial Business Combination in an amount equal to 2.25% of the gross proceeds of the IPO, or $3,375,000. We will also pay the representative a separate capital market advisory fee of $2,500,000 only upon completion of the initial Business Combination. Additionally, we will pay the representative a cash fee equal to 1.0% of the total consideration payable in the proposed Business Combination if the representative introduces us to the target business with which the Company completes a Business Combination. On February 8, 2021, Northland purchased 87,500 shares of common stock at an average purchase price of approximately $0.0001 per share. On May 29, 2021, Northland returned these 87,500 shares of common stock to the Company, for no consideration, which were subsequently canceled.

We also will pay to the representative only upon of the closing of the initial Business Combination, $1,030,000 due under two separate engagement letters in connection with fairness opinions delivered to our Board of Directors. An aggregate of $120,000 has already been paid under these engagement letters and expensed in the Company’s statement of operations.

Right of First Refusal

If we determine to pursue any equity, equity-linked, debt or mezzanine financing relating to or in connection with an initial Business Combination, then Northland Securities, Inc. shall have the right, but not the obligation, to act as book running manager, placement agent and/or arranger, as the case may be, in any and all such financing or financings. This right of first refusal extends from the date of the IPO until the earlier of the consummation of an initial Business Combination or the liquidation of the Trust Account if the Company fails to consummate a Business Combination during the required time period.

Registration Rights

The holders of the Founder Shares issued and outstanding on the date of the IPO, as well as the holders of the representative shares, Private Shares and any shares the sponsor, officers, directors or their affiliates may issue in payment of Working Capital Loans made to us, will be entitled to registration rights pursuant to an agreement to be signed prior to or on the effective date of the IPO. The holders of a majority of these securities (other than the holders of the representative shares) are entitled to make up to two demands that we register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Shares and shares issued to the Sponsor, officers, directors or their affiliates in payment of Working Capital Loans made to us can elect to exercise these registration rights at any time after we consummate a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a business combination. We will bear the expenses incurred in connection with the filing of any such registration statements. Pursuant to the terms of the Business Combination Agreement, in connection with the Business Combination, our sponsor, certain stockholders of Rezolve and certain other parties will enter into an investor rights agreement (the “Investor Rights Agreement”) at the closing of the transactions contemplated by the Business Combination Agreement, which will, among other things, provide for registration rights for the parties thereto. The registration rights agreement with the holders of the Founders Shares will be terminated and superseded by the Investor Rights Agreement.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of 1.0% of the gross proceeds of the IPO, or $1,500,000 (and are entitled to an additional $225,000 of deferred underwriting commission payable at the time of an initial Business Combination if the underwriters’ over-allotment is exercised in full). On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in the $225,000 deferred underwriting commission to be not payable to the underwriter.

Business Combination Agreement

We are party to a definitive business combination agreement with Rezolve and Rezolve Merger Sub, dated December 17, 2021 as amended on November 10, 2022 and further amended and restated on June 16, 2023. Completion of the Proposed Transactions pursuant to the Business Combination Agreement is subject to customary closing conditions, including the approval of the Company’s and Rezolve’s respective stockholders and regulatory approvals.

Concurrently with the execution and delivery of the Business Combination Agreement, Armada and the Key Company Shareholders (as defined in the Business Combination Agreement) have entered into the Transaction Support Agreement (the “Transaction Support Agreement”), pursuant to which, among other things, the Key Company Shareholders have agreed to (a) vote in favor of the Pre-Closing Demerger and the Company Reorganization, (b) vote in favor of the Business Combination Agreement and the agreements contemplated thereby and the transactions contemplated hereby, (c) enter into an Investor Rights Agreement at Closing and (d) the termination of certain agreements effective as of Closing.

Subscription Agreement

Effective December 12, 2023, Armada and the Sponsor entered into an subscription agreement (the “Polar Subscription Agreement”) with Polar Multi-Strategy Master Fund (“Polar”), an unaffiliated third party of the

Company, pursuant to which Polar agrees to make certain capital contributions (the “Investor Capital Contribution”) from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide the Investor Capital Contribution, (i) the Sponsor will transfer shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination, as further described below; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contribution at the closing of an initial business combination, as further described below.

The maximum aggregate Investor Capital Contribution is $440,000, with an initial Investor Capital Contribution of $110,000 available for drawdown within five (5) business days of the Polar Subscription Agreement and the balance available for drawdown in three equal monthly tranches of $110,000 during January, February and March 2024. The initial Investor Capital Contribution of $110,000 has been funded to the Sponsor, on January 16, 2024, the second Investor Capital Contribution of $110,000 was funded, and on February 13, 2024, the third Investor Capital Contribution of $110,000 was funded.

In exchange for the forgoing commitment of Polar to make capital contributions to the Sponsor, the Company agrees to, or cause the surviving entity following the closing of the Company’s initial business combination to, issue 880,000 shares of Armada common stock currently held by the Sponsor in consideration for the amount that has been funded by Polar as of or prior to the closing of an initial business combination. The Company or the surviving entity of the business combination shall promptly file a registration statement for resale to register the Subscription Shares after the closing of an initial business combination, but no later than 45 calendar days after the closing of business combination, and cause the registration statement to be declared effective by 150 calendar days after the closing of an initial business combination

Quantitative and Qualitative Disclosures About Market Risk

Following the consummation of our IPO on August 17, 2021, after releasing funds to Armada to be held outside of the Trust, $150,000,000 from the net proceeds of the sale of the units in the IPO was held in a Trust Account and has been invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Due to the short-term nature of these investments, we believe there will be no associated material exposure to interest rate risk.

BUSINESS OF REZOLVE LIMITED

Shareholders should read this section in conjunction with the more detailed information about Rezolve contained in this proxy statement/prospectus, including the Rezolve Financial Statements and the other information appearing in the section entitled “Rezolve’s Management’s Discussion & Analysis of Financial Condition and Results of Operations.” In this section, references to “we,” “us,” the “Company,” “Rezolve” and “our” are intended to refer to Rezolve Limited and its subsidiaries prior to the Pre-Closing Demerger, unless the context clearly indicates otherwise.

Overview

We are recognized7 to stand at the vanguard of the mobile commerce industry, providing an engagement platform, powered by cutting-edge artificial intelligence and machine learning. This platform empowers retailers, brands, and manufacturers to create robust, dynamic connections with consumers, transcending barriers of location and device, whether they are mobile or desktop. Harnessing the potential of AI, our platform fosters unprecedented mobile engagement, aiding businesses in their quest to reach their consumers in innovative ways. By leveraging the capabilities of mobile devices and personal computers—from cameras and microphones to location services and wireless connectivity—we bring the commercial experience directly into consumers’ hands. The hallmark of our platform is the integration of AI-driven systems, which simplify and enhance the purchasing process. Our technology enables merchants to understand their customers intent, provide the most relevant and helpful information to assist with their product selection and then enables them to complete transactions, access information, or contribute donations with a single tap on their device screen, depending on the context. This streamlined, seamless interaction, facilitated by the power of artificial intelligence, ensures an effortless and intuitive consumer experience. Since, the launch of our pilot platform, we believe we have harnessed the transformative potential of artificial intelligence, redefining the landscape of mobile commerce and engagement. As we continue to innovate, we remain committed to driving forward the digital commerce industry, shaping a future where technology and commerce intersect seamlessly for the benefit of both businesses and consumers.

Our platform allows for mobile engagement with merchants using our software to extend their business to consumers’ mobile devices and computers in innovative ways. By using a mobile device’s camera, microphone, location awareness, Bluetooth or Wi-Fi capabilities, our platform enables a user to make purchases, request information or make donations with only one tap on their screen, in certain circumstances. We deployed our pilot platform (which was developed prior to the Pre-Closing Demerger) in 2017.

Consumers and merchants expect to be able to transact anywhere, anytime, in a simple, seamless and secure way. We built our platform to address these challenges while simplifying complex processes. Merchants can deploy Rezolve technology quickly and easily and consumers can interact with most Rezolve capabilities intuitively. For example, our platform prompts a consumer’s device to react to certain triggers such as location, audio, images, beacons, touch or QR codes. These triggers result in various instant transaction events, ranging from checkout to e-ticketing to engagement events such as requesting a brochure or booking an appointment. Merchants can utilize our solution to enable consumers to immediately engage via a web-based dashboard which facilitates instant transactions via social media and other digital channels, and for enhanced capabilities, merchants can easily integrate our technology with their mobile applications, which requires minimal time and training.

We provide an actionable platform for merchants that utilizes proprietary technology to engage directly with consumers. Our platform is able to manage large spikes in traffic that accompany events such as new offering releases, holiday shopping seasons and flash sales, and has been benchmarked to process at least 10,000 concurrent requests per second based on results from platform load testing. This capacity enables our merchants and brands on our platform to continuously engage with consumers in real time, gathering valuable engagement data. Our platform can scale to meet the needs of large merchants, and we focus on selling to merchants regardless of size, including small and medium-sized businesses, or SMBs.

[7]	Please see Rezolve Press Release dated July 25, 2023, available at https://www.rezolve.com/investors/britainsbrain-heralds-new-era-of-commerce-enabled-ai/

Our enterprise SaaS commerce platform has a global reach, including in our key geographies: India, the U.S., Latin America, and Europe. We believe that there are significant geographies and distribution and consumer-facing networks, which we refer to as our Channels, to expand as we establish new strategic alliances in new geographies.

We expect to commercialize the Rezolve platform in quarter 4 of 2024, initially in South America with Grupo Carso. Revenues from Brain are also forecast to begin in Q4 2024, increasing significantly in 2025. We also expect to generate revenues in Q4 2024 in Europe, South America and the Middle East. North American revenues are forecast in Q1 2025. We expect revenues to increase in Q4 2024 through our signed partner agreements with Adobe, ACI, Haendlerbund, Epages, JTL, Oxid and Chatwerk and others by marketing our products to their customer base and are in discussions with significant new partners in markets around the world. For additional information regarding the partner agreements, see “—Partner Agreements”

Our total revenues were $0.1 million and $0.1 million, for the years ended December 31, 2022 and 2023, respectively. We had net losses of $110.7 million and $31.7 million inclusive of non-cash items representing $10.2m and $28.6m, respectively for the years ended December 31, 2022 and 2023, respectively. We currently generate our revenue from Transaction fees based on sales of ticketing for La Liga football events in Spain.

Recent Developments

On July 25, 2023, Rezolve announced the introduction of two new offerings: (1) myBrain, Rezolve’s offering to individual users; and (2) Brain, Rezolve’s offering to businesses using AI and GPT technologies, with Brain offered in the following geographies: (a) Latin America, (b) Europe, (c) Asia and (d) North America. As a result, Rezolve’s business model is transitioning from a transaction-based revenue model, whereby fees would be earned by Rezolve based upon the level of engagement using Rezolve’s offerings, towards a subscription-based model of the Rezolve platform in which subscribers to Rezolve’s Brain offering would be entitled to use Rezolve’s other offerings, including Geozone, audio triggers, watermarks, Instant Act and Instant Buy, inclusive of a set amount of anticipated transactions which would be reviewed with customers annually (or half yearly). Rezolve’s myBrain and Brain offerings are discussed in further detail in this Section captioned “—Business of Rezolve Limited.” For additional information regarding Rezolve’s business model and Rezolve management’s anticipated impacts to its business from the transition of its business model to its myBrain and Brain offerings, see “—The Business Combination Proposal—Opinion of Marshall & Stevens—Rezolve Financial Projections.”

Industry Overview and Trends

The global proliferation of mobile devices has fundamentally altered the way in which consumers engage with brands and retailers. As of December 31, 2021, there were approximately 5.48 billion unique mobile phone users globally, representing approximately two-thirds of the entire worldwide population. Approximately 92% of these unique mobile users are estimated to have smart phones with internet connectivity. The number of unique mobile phone users with internet connectivity globally has tripled since December 2012.

This massive shift towards a global, mobile economy caused important paradigm shifts with regard to merchant strategy and consumer decision making. In conjunction with the trend of mobile proliferation, consumers tended to interact with merchants primarily through expensive third-party facilitators resulting in both limited consumer engagement and eroded profit margins for merchants. Regardless of the interaction, consumers prioritize seamless buying interactions and omnichannel purchasing experiences. Merchants prefer direct interactions with consumers to build relationships and better understand consumer purchasing trends; historically, merchants have struggled with meeting consumer needs while managing costs and addressing technical challenges.

Consumers Are Increasingly Engaging Through Digital Channels

Globally, mobile commerce sales during the year ended December 31, 2021 were expected to exceed $3.5 trillion, representing 73% of all e-commerce sales. How consumers discover, learn about and ultimately purchase products has transformed and continues to evolve as technology improves. A consumer may discover a product on social media, learn more about the product through reviews and blogs, physically see the product at a nearby brick-and-mortar store, assess price comparisons of the product using a mobile phone, and ultimately purchase the product from a different merchant.

Given heightened access to information and data concern for rising inflation, consumers have become increasingly focused and educated on both products and pricing. For example, according to a March 2023 report by INMAR Intelligence, 52% of shoppers find grocery purchase inspiration on social media, almost matching in-store display inspiration at 54%. Consumers have more choices than ever before with regard to what they buy and who they buy from, which has set an extremely high bar for consumer expectations and merchant standards. We believe consumers want an experience and product that allows them to express their own unique personalities, styles and interests. Good consumer experiences drive consumer loyalty and attract new consumers through word of mouth and online reviews. A disappointing consumer experience may result in the permanent loss of customers and irreparable damage to the merchant’s reputation on social media.

While the growth in digital consumption has increasingly become mainstream for shopping, it has not completely replaced traditional offline purchasing. Consumers have adopted an “Online to Offline,” or O2O model which lends itself to mobile applications. 38% of U.S shoppers start their journey on a smartphone and finish their purchase offline, according to an April 2019 report by RetailMeNot.

Merchants have Lost Connectivity to the End Consumer

We believe it is imperative for merchants to have a dynamic and comprehensive view of their customers, product, merchandising & marketing strategy and associated data. The proliferation of intermediaries has resulted in a fragmented view of customer wants and needs. For example, according to a January 2022 report, 40% of brands say offering experiential retail would be a top priority for them in the next year, but 57% of these brands say coordinating it will be a top challenge, while 55% of retailers report concerns with respect to driving in-store traffic. To help boost sales, retailers look to sell through online marketplaces such as Amazon, which as of February 2021, represented about 40% of total US retail eCommerce sales. This limited connectivity to the end-consumer puts pressure on profit margins and allows proprietary data to spread to competing platforms. At the same time, the lost interaction deprives a merchant of critical data and direct relationships that help them market to and engage with their customers.

Merchants simultaneously try to interact with consumers at a local level. According to a September 2021 report, 47% of global consumers are likely to buy from brands with a local presence; however, retailers have experienced headwinds while seeking to increase consumer retention and generate repeat traffic to their local stores. Currently, geolocation services are limited given the complicated nature of engaging with local consumers daily. Marketing to multitudes of consumers while providing a frictionless platform from outreach to engagement to eventual purchase can be highly costly and difficult to execute. Merchants therefore seek to actively engage with consumers through omnichannel experiences to maximize connectivity in a cost-efficient manner.

Consumers Expect a Seamless Interaction Between Offline and Online Channels

Consumers expect to be able to seamlessly access a merchant’s online store from their mobile device, tablet and computer, and expect the same breadth of information from online channels as they would receive in a brick-and-mortar store. A merchant’s failure to deliver on any channel can frustrate consumers and lead them to shop elsewhere. The technical requirements to deliver seamless access are complex and ever evolving. As a result, according to a September 2021 report, approximately 53% of global brands are already investing in providing an omnichannel consumer experience, seeking to eliminate friction during the purchasing process and enhance sales. SMBs are also looking to adopt omnichannel strategies but face similar issues regarding complicated data integration and continuous investment. Improving marketing and consumer engagement is important for many brands irrespective of size.

Merchants Are Struggling to Differentiate

In a world where consumers have more choices than ever, differentiating a merchant’s brand takes on increased importance. A merchant needs to stand out from the crowd. If a consumer searches a third-party marketplace or e-Commerce site and selects a merchant’s product from among thousands of search results, the consumer is more likely to remember the brand of the third-party site than the brand of the merchant. The average shopper is increasingly paying close attention to the values of consumer-goods brands. 82% of shoppers want a consumer brand’s values to align with their own, according to an April 2022 report, and 75% of shoppers reported parting ways with a brand over a conflict in values. Experiences that enable merchants to connect directly with consumers allow merchants to make a memorable impression. Globally, 60% of consumers say they will make repeat purchase at a retailer after a personalized shopping experience, according to a June 2021 report.

A merchant’s brand and personality must shine through in every interaction to help build customer loyalty. Unfortunately, merchants have difficulty in getting consistent data due to fragmented interactions with consumers resulting in difficulties in creating personalized experiences.

Complicated Experiences Result in Lost Opportunities with Consumers

Consumers expect every interaction to be quick, problem-free, intuitive and secure. Consumers will abandon a website that is not loaded quickly and are reluctant to return to a website that has trouble with performance. Consumers tend to hold merchants responsible for the entire retail experience, regardless of whether a merchant or a third party provides the platform. Consumers value their time spent on making purchases and seek to find methods to reduce that time – 76% of consumers say they shop on mobile devices because it “saves them time,” according to a July 2020 report. However, even mobile apps can be time consuming if the sale process is not simple. Merchants that are able to offer one-click engagement, are far less likely to lose the attention of the consumer in the purchasing decision. If a consumer tries to purchase a product from a brick-and-mortar store but in-store inventory is unavailable, a merchant should be able to search its dynamic inventory count and ship the product to the consumer’s home before the consumer looks elsewhere. 46% of global online shoppers confirmed inventory online before shopping offline according to a February 2019 report. In fact, retailers that implemented personalized experiences on-site or through marketing efforts resulted in a 25% sales lift, according to a June 2019 report.

Our Solution

We provide a AI- and cloud-based advertising, engagement and commerce platform designed for merchants of all sizes. We expect merchants to be able to use our software to create sales events across all of their channels—web, tablet and mobile storefronts, social media storefronts, print and radio advertising and brick-and-mortar locations. Our technology enabled on a consumer’s phone react to those triggers and provide immediate opportunities for sales interactions in any of 95 languages.

Our platform provides the following key benefits to merchants:

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eCommerce-Specific AI Platform and Suite—Brain. Rezolve’s Brain allows customers, either online or instore, to ask, via voice or text and in any of 95 languages, any question of a merchant’s product catalogue and customer support knowledge base using conversational prompts and immediately be recommended the most appropriate products and answers. They will also be able to see product comparisons, reviews, and pricing information all in one place.

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Instant Checkout. Rezolve’s Instant Checkout allows websites to convert passive browsers into actors or buyers with one click directly from the product detail pages on merchant websites. Our Instant Checkout offering includes Buy Now, our commerce solution, and Act Now, our engagement solution. This capability bypasses traditional web checkout portals, collapsing multiple clicks into one or two, allowing our merchants to enable prospective purchasers to immediately convert web and social media browsers without the need for software on consumers’ phones. For example, through Act Now, a consumer could be offered the opportunity to schedule an appointment to test drive a new car immediately upon seeing a broadcast advertisement of the car, or through Buy Now, be offered the opportunity to purchase tickets for a Broadway show that starts in 30 minutes while in close proximity to the theatre. Our solution enables merchants to exploit the moment of maximum attention at the time leading to transactions which otherwise may result in lost transactions.

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Anti-counterfeiting Solution. Our watermarking solution is based on our proprietary machine-learning technology that hides encoded images, invisible to the naked eye, onto a merchant’s products. Those images can be viewed from a phone camera to verify the authenticity of the product. This solution can be applied to color-rich images, graphical images and text. The versatility of our solution is in its ability to watermark printed content on different surfaces such as leather, plastic, and wood. These watermarks further protect a merchants’ products by including encoded messages that enhance tracking and traceability.

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Omnichannel Interactions. The Rezolve platform provides multiple opportunities for interaction. For example, triggers can include a location or GeoZone, which is a location-based marketing tool, an audio cue “watermarked” in broadcast or streaming media, a visual image cue in posters, print ads or product labels, proximity beacons, direct touch links or QR-codes. The resulting trigger can drive instant transactions on a consumer’s mobile device ranging from a product purchase, a reservation at a restaurant, an electronic ticketing for an event, or other promotional offers.

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Direct Brand Engagement. We deliver a comprehensive commerce and engagement platform that allows merchants to easily create direct engagements with consumers via their mobile phone. A merchant is able to manage user experience and encourage engagement with end-consumers based on personalized context. By incorporating Rezolve into a merchant’s application, a merchant can build brand awareness and loyalty within its customer base.

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Seamless Integration with Existing Applications. We expect the Rezolve solution to be able to be integrated with a merchant’s application and expect it to require minimal time or training to implement and use. Once our solution is integrated, merchants can easily establish geographic triggers, called GeoZones, establish watermarks in an image or audio file, or activate another mobile trigger (such as a beacon) using our SaaS platform. Our consumer-friendly application Shop Beautiful integrates seamlessly with brands helping generate immediate consumer engagement. Additionally, Rezolve’s interface is already available on a number of platforms such as Apple iOS and Google Android and is integrated with certain mobile applications available on those platforms, including WeChat. We expect that this will make it easy for both merchants and consumers to use the Rezolve platform. We expect merchants will be able to add Rezolve technology to their platforms and gain access to a self-service portal where they can manage their campaigns all on one dashboard, and consumers with access to existing and widely used mobile applications have the benefit of the Rezolve platform without additional installation.

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Actionable Analytics and Insights. With our platform, we expect merchants will be able to receive direct insights into consumer behavior that are often not shared by third-party intermediaries. For example, when consumers use a third-party service for food delivery, the third-party delivery service has access to information on the customers’ preferences on where to eat, what time they usually order food and the average amount spent per order. These are insights that merchants can use to improve their consumers’ experiences and to enhance their marketing targets. However, the third-party delivery service does not share all of this information with its merchants. Our platform aims to fix this gap in information access by equipping merchants with insights to make more informed decisions to drive further engagement and brand affinity.

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A Frictionless Consumer Experience. We expect that our platform will provide consumers with an intuitive and immediate user experience. Consumers only need a mobile phone (for Rezolve Instant Checkout, SmartLinks and SmartCodes) or a device that has an application with our technology embedded to allow consumers to interact with a trigger such as location, audio, or a beacon to transact. The consumer can also be prompted with proximity-based notifications highlighting relevant advertisements or transactions. Consumers benefit from real time awareness and engagement with relevant transactions.

We have agreements with distribution and consumer-facing networks, which we refer to as our Channels, to sign up merchants to the Rezolve platform. Our Channels also receive significant benefits from deploying our solutions to their merchant base.

Our platform provides the following key benefits to these Channels:

•	Upsell Opportunities: We will collaborate with our Channels to sign up merchants and share with them a portion of the revenue generated from those merchants. The Rezolve platform offers an additional revenue stream for these Channels and the opportunity to extract incremental economics from their existing customer base. Our offering generates incremental revenue with minimal cannibalization of existing revenue for our Channels given limited comparable offerings among existing functionalities.

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Enhanced Offerings: The Rezolve platform augments our Channels’ offerings and services to further retain and attract more merchants onto the platform. Our platform enables our Channels to provide a seamless digital solution for the merchants with minimum investment required. As our Channels expand their merchant network, they further fuel our growth.

The Opportunity

We believe we have a significant opportunity to transform the customer engagement journey for new merchants and our Channels with targeted instant marketing and software. Our mobile commerce and engagement platform enables retailers, brands, media, and others to deliver rich and engaging mobile experiences to consumers that, in turn, increases sales for our Channels through seamless transactions.

Our enterprise SaaS commerce platform has a global reach including in our key geographies: India, the U.S. Latin America, and Europe. We believe that there are significant geographies and distribution channels to expand to as we establish new strategic alliances in new geographies.

We expect to commercialize the Rezolve platform in quarter 4 of 2024, initially in South America with Grupo Carso. Revenues from Brain are also forecast to begin in Q4 2024, increasing significantly in 2025. We also expect to generate revenues in Q4 2024 in Europe, South America and the Middle East. North American revenues are forecast in Q1 2025. We expect revenues to increase in Q4 2024 through our signed partner agreements with Adobe, ACI, Haendlerbund, Epages, JTL, Oxid and Chatwerk and others by marketing our products to their customer base and are in discussions with significant new partners in markets around the world. For additional information regarding the partner agreements, see “—Partner Agreements.”

Following the completion of the Pre-Closing Demerger, we will cease operations in China and are currently focused on growing our footprint in other geographic markets, but at a future date, we will consider re-engaging with the Chinese market.

We initially entered the Chinese market in 2016 in order to trial the Rezolve platform on a large scale. This was done with support from China Union Pay (“CUP”) and Allinpay (“AP”). Rezolve limited’s subsidiary, Rezolve Information Technology (Shanghai) Limited (“Rezolve Shanghai”) is a Wholly owned Foreign Entity (“WoFE”), which limits its influence locally in China. A WoFE in China must generally contract with a local third-party company if it wants to do business with a state-owned enterprise (“SOE”), such as CUP. This requirement is part of the foreign investment restrictions and regulations in China that aim to protect local interests and limit foreign control over certain sectors of the economy. Our board of directors decision to abandon operations in China completely and approve the Pre-Closing Demerger was based, in part, on our inability to complete an audit as a result of not having access to certain information from our local third-party company.

If in the future, a new Rezolve entity can be accredited to operate directly with CUP and AP, the board will consider re-entering the China market. However, the current focus is on rolling out our technologies with partners in other markets around the world.

We believe Rezolve’s Brain and our Instant Checkout (Act Now and Buy Now) offerings will operate in large global market opportunities. We believe Rezolve’s Brain can supplement existing retailer site search platforms and that AI enabled search platforms, like Rezolve’s Brain, will replace all existing retailer site search platforms. Act Now will operate in the Global Search Advertising market that is estimated to be $279 billion in 2023 according to the Statista Digital Market Outlook.

As the global economy becomes more connected and transactions become increasingly digital, retail spend is expected to continue growing in the coming years. Buy Now participates in a $250 billion retail sales market (applying Rezolve’s 1.0% transaction fee to the $25 trillion in global retail sales in 2021). According to eMarketer’s 2021 Global Ecommerce Forecast, global retail sales are projected to grow at a 5% CAGR to $30 trillion by 2025.

We believe that the market for our GeoZone offering can be measured as a proxy of global location based advertising, which is poised for rapid growth over the next few years as it is expected to become a widespread advertising practice. Global location based advertising spending was approximately $80.5 billion in 2022 and is expected to grow at a 13.3% CAGR to $219.4 billion in 2027 according to a Global Industry Analysts report.

Location-based advertising allows organizations to target consumers at a granular, consumer level with online or offline messaging based on their physical location. Location-based marketing has become an important and high ROI method of customer engagement as smartphone user penetration rates increase globally. Using location data through smartphone geolocators, marketing teams are able to reach consumers based on qualifiers like proximity to a store, events happening in their region, and more.

Location-based marketing has proven effective across customer lifecycles from discovery and purchase to engagement and retention. When used properly, location-based marketing allows marketers to focus on specific customer segments with targeted offers, while improving customer experience for a population that increasingly values instant gratification.

Search advertising, which is targeted marketing based on search terms, or keywords, entered on a search engine, allows advertisers to target consumers and tailor advertisements based on their search history and consumer profiles. Search advertising has expanded over the recent years as mobile search has started to outpace desktop searches in 2021 according to Statista’s Digital Market Outlook. Consumers continue to use search engines as a primary means of buying decisions and is a mainstay for most businesses.

Key web search statistics:

•	98% of consumers use the Internet to find a local business in 2022. (BrightLocal survey)

•	76% of consumers “always” or “regularly” read online reviews for local businesses. (BrightLocal survey)

•	29% of consumers search for local businesses at least every week. (BrightLocal survey)

Growth Strategy

Key elements of our strategy include:

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Scaling Existing Channels. We believe that we have a significant opportunity to work with our existing Channels to grow their customer base. We intend to continue to strategically invest in marketing and strategic relationships. Our existing Channels deliver an opportunity for growth in the near term within our existing geographies and current platform.

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Win New Channels. We see significant potential in opening up new distribution channels in other markets, such as Telcos and banks, who we believe will be able to replicate the success we are experiencing in our current markets. Opening new distribution channels will allow us to accelerate our growth.

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New Offering Features. We plan to add to and expand our platform with further functionality including live event notifications, dynamic coupons, more personalization and personal experiences as well as provided artificial intelligence layers to enable more convenient and segmented merchandizing.

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Upsell/Cross Sell. We expect to further penetrate our customer base. We intend to expand direct and indirect sales capabilities, drive dynamic customer segmentation capabilities, introduce analytics to improve customer insights and improve customer lifetime value. Combined with additional functionalities and offering capabilities, we expect to upsell and cross sell across our new merchants, increasing our revenues.

•	Enter New Geographies. We intend to capitalize on our global growth momentum in India, the U.S., Latin America, East Asia, broader Europe, Australia, Canada and Brazil.

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Strategic Acquisitions. We intend to selectively pursue acquisitions that enhance our existing platform capabilities and are consistent with our overall growth strategy, although we currently have no agreements, commitments or understandings with respect to any such transaction. We may consider different-stage technology companies which can complement our global AI-enabled technology, customer and partner ecosystem, increase our customer base and market reach, enhance revenue, expand access to merchants and diversify our offerings and leverage synergies.

The Rezolve Platform

The cloud-based Rezolve AI platform integrates the features and functionalities that merchants need to seamlessly transact across different Channels. Capabilities include:

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Ecommerce Chat and Search. Rezolve’s Brain allows customers, either online or instore, to ask, via voice or text and in any language, any question of a merchant’s product catalogue and customer support knowledge base using conversational prompts and immediately be recommended the most appropriate products and answers. They will also be able to see product comparisons, reviews, and pricing information all in one place. Our UI and frontend is fully responsive with a multi-tenant configuration that can be embedded and easily setup via the Rezolve Experience Portal (RXP) in merchant store sites with RESTful endpoints, and connection to most popular eCommerce platforms out of the box (e.g. Shopify ,WooCommerce, Magento etc.).

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Customer Loyalty Programs. We expect to bring together merchants and consumers with the goal of empowering merchants to engage directly with their customers and not solely through third-party intermediaries. By enabling direct consumer engagement, merchants are able to build customer loyalty and can launch campaigns or targeted offers through the Rezolve platform with a higher level of engagement and relevancy.

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Direct Customer Insights. We expect our platform to provide merchants with direct access to their customers and their key information about shopping preferences, which they can use to drive further consumer engagement. For brands that typically sell their products through third-party intermediaries, these insights are useful for building brand affinity and loyalty.

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Mobile Vouchering. We expect to enable merchants to be more flexible in their offerings to consumers. With the Rezolve platform integrated into merchants’ apps, consumers are able to scan products and buy them through the app, eliminating the need to wait online in retail stores.

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Retailer Point-of-Sale / Back office. We expect to provide merchants with a self-service portal, featuring an accessible dashboard to manage shoppable campaigns and to track consumers’ shopping trends.

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Mobile Payments. We expect to enhance merchants’ platforms by making the checkout process frictionless. Consumers only need a mobile device to use the Rezolve platform to instantly buy products that are featured in advertisements or scan and buy products in retail stores.

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Ability to Pay Online or Offline. We expect to offer instant salesware through one-click checkouts that enable seamless transactions through the app. Consumers are able to find offers nearby and browse through products both online and offline. For local offers, consumers can simply go into the brick-and-mortar stores or can order through an app.

Engagement Opportunities

We expect our platform to integrate with and address the following engagement opportunities:

•	Chat and Search. Merchants can interact naturally with customers via Rezolve Brain.

•	GeoZones. Merchants can interact with consumers based on proximity to certain locations.

•	Media with Audio. Merchants can integrate watermarks in broadcast and streaming media.

•	Visual Events. Merchants can integrate watermarks in posters, advertising, product labels and merchandise.

•	Beacons. Merchants can establish near-proximity beacons which allow near-field proximity engagements (3 inches to 36 inches plus) in both indoor and outdoor locations.

•	SmartLinks. Merchants can embed URL links into social media posts and email communications (amongst others) which trigger Instant Checkout and Instant Act engagements.

•	SmartCodes. Merchants can establish QR codes integrated with their media with a richer engagement experience for the consumer.

•	Instant Checkout. Merchants can embed Buy Now and Act Now buttons on their websites and advertisements for instant engagement and conversion.

Transaction Events

Using the Rezolve dashboard, we expect that merchants can link a trigger from one of the above Channel opportunities with the following types of events or actions as examples of use cases:

•	Fast Checkout: Consumers can scan products, bag and exit the store without waiting in line

•	Expanding Walls: Consumers can view a broader selection of products than available in a store (e.g., furniture and clothing) that can be sold from a display wall

•	Stay at Table or Reserve: Consumers can scan advertisement or menu, order items, pay and either pick up at counter or have delivered to table

•	Buy and Fly: Consumers can pick up items, scan, buy, bag, leave

•	e-Ticketing and Access Control: Tickets are electronically delivered to their handset to enable secure and streamlined access control

•	Pre-Order Queue-Busting: Enable supporters to pre-order food, beverage and merchandise from their seat

•	Location sensitive: Offers and promotions nearby, navigate to the location

•	Instant engagement: Buy or get more information directly from any form of advertising or directly from posters in shop windows

Technology

The Rezolve platform is a multi-tenant cloud-based system that is engineered for high scalability, reliability and performance.

We host our platform using cloud-based servers. Maintaining the integrity and security of our technology infrastructure is critical to our business, and we plan to invest further in our data center and network infrastructure to meet our merchants’ needs and maintain their trust. The key attributes of our platform are as follows:

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Artificial Intelligence. Our Large Language Model (“LLM”) uses proprietary AI to interrogate presales, sales and post-sales content as well as transactional and customer data to build one of the world’s first dedicated eCommerce and Sales LLMs. This allows Rezolve’s Brain to offer smart product discovery, recommendations, bundled offers, personalized offers and more, based on a targeted set of 30-billion parameters, and to optimize resource allocation by focusing on the most relevant data for product recommendations. Rezolve’s Brain is able to recognize and handle the differences between product data from store to store, and then standardize the product specifications to guarantee high-quality data. By building a domain specific, leaner, cost-effective custom LLM, we believe Rezolve has achieved superior performance to existing language models while significantly reducing the financial burden associated with training and deploying language models. By creating our own language model specifically trained on eCommerce data and industry-specific terminology, we have gained high control over the behavior and functionality of our conversational AI. We are constantly fine-tuning the model to provide accurate and relevant responses to customer inquiries, ensuring compliance with financial regulations and maintaining the desired tone and style. Furthermore, Rezolve’s AI-powered personalized recommendations enhance customer experiences by leveraging advanced algorithms to deliver tailored product suggestions based on individual preferences and behavior.

•	Security. Our proprietary AI-Platform keeps both merchant and customer confidential and PII data secure and is regulated by the strict GDPR policies.

•	Encryption. All data is encrypted at rest (AES-256) and in transit.

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Data usage. All uploaded content such as support documentation, manuals, knowledge base and product catalogue is stored in isolated containers and processed by our ingestor and embedding services only. Customer data is never used for any reason other than servicing API Calls for search and query. Credit card processing on our platform is performed by a dedicated, highly scalable, geographically redundant, high security environment with specialized policies and procedures in place. The environment is designed to be highly isolated and secure and exceeds the requirements of PCI DSS. We have been certified as a PCI DSS Level 1 compliant service provider, which is the highest level of compliance available. We use firewalls, denial of service mitigation appliances, advanced encryption, intrusion detection systems, two-factor authentication and other technology to keep our merchants’ data secure.

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Anti-counterfeiting Solution. Rezolve’s watermarking solution is based on our proprietary machinelearning technology that hides encoded images, invisible to the naked eye, onto a merchant’s products. Those images can be viewed from a phone camera to verify the authenticity of the product. This solution can be applied to color rich images, graphical images and text. The versatility of Rezolve’s solution is in its ability to watermark printed content on different surfaces like leather, plastic and wood. These watermarks further protect a merchants’ products by including encoded messages that enhance tracking and traceability.

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Scalability. Our platform Core services are built on Open Telecom Platform technology Erlang which allows us to create highly distributed microservices to easily and quickly scale end user activity and transactions. Rezolve’s CORE gateway can spawn a massive number of processes with little overhead on demand which makes it highly scalable and reliable.

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Resilience. Our platform applications and system architectures are designed to support High Availability and Redundancy across all services and network layers. The use of CI/CD pipelines to automate build and deployment of services, Kubernetes cluster with high availability of nodes, Regions and Zones at the Cloud Provider level and clusters spanning multiple zones, cloud storage synchronized between regions, load balancing between regions creates a safety net of high resilience.

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Embedded Connectivity. Rezolve’s mobile SDK provides a quick and easy solution to embed and enable Rezolve platform functionality in any Android and iOS app. The accompanying SDK sample app and documents allow third-party developers to quickly leverage the power of our solution.

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Central Management. Rezolve maintains a central management and configuration tool that allows it to quickly setup partners, merchants, payments, apps and index content from its merchants so it’s available via the SDK.

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Analytics & Reporting. Rezolve SDK and Backend Data Ingestor Service gathers metrics on usage, transactions, interactions and feeds it to the Analytics Engine to churn out smart Dashboards and Reports.

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Snap-on Integrations. Rezolve’s Platform supports a snap-on integration design that allows integrations to any payment provider or gateway as well as eCommerce platforms with minimum effort. Rezolve already supports a large number of payment providers and ramping up support for e-commerce platforms via its unique plugin architecture and webhooks.

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Mass Onboarding. Bulk Onboarding of Merchants is a new and unique offering of our platform that allows us to set up and configure more than 10,000 merchants. Admin portal provides an easy to operate tool for operations teams to quickly add a large merchant base in any market on demand.

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Smart Triggers. Rezolve’s implementation of GeoZones, Beacons and Watermarking are important elements of its platform. The creation of these triggers via Rezolve’s Experience Platform when combined with its SDK delivers a powerful tool to Merchants to deliver non spamming targeted engagements.

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Developer Friendly. Rezolve’s REST API provides another integration point for any partner or client not using native mobile apps. We can easily support progressive web applications, hybrid applications, web-based services and other applications.

Our Channels

We have preliminarily established relationships with Channels such as Grupo Carso (Latin America), ACI Worldwide (U.S. and Europe), Concardis (Germany), CompuTop (Germany) and MobiKwik (India), among others, although these Channels are currently pre-revenue. Our Channels are either categorized as merchant acquirors or consumer acquirors or sometimes they represent both. Merchant acquirors typically have large merchant-based customers and upsell/cross sell Rezolve to those customers with Rezolve’s support. Merchant acquirors include (but are not limited to) payment gateways, banks, telecommunications companies, eCommerce or point-of-sale providers, and media entities (such as broadcasters, social media firms and publishers). The type of partnership entered into with these firms determines the level of revenue share, for example, referral, reseller or white label reseller. Larger merchants can have their own mobile app strategy, and, in these cases, our merchant acquiror Channels promote the use of Rezolve technology embedded into their apps directly (using Rezolve’s SDK and mobile application libraries). All merchants are encouraged to use our Rezolve Experience Platform to create engagements with their end-customers, whether it is labelled with the brand of the Channel or our brand.

Competition

Our market is transforming, competitive and highly fragmented, and we expect competition to increase in the future. We believe the principal competitive factors in our market are:

•	proprietary actionable AI-engineered products and solutions focused on commerce;

•	simplicity and ease of use;

•	integration of multiple Channels;

•	breadth and depth of functionality;

•	pace of innovation;

•	ability to scale;

•	security and reliability;

•	support for brand development; and

•	brand recognition and reputation.

With respect to each of these factors, we believe that we provide a number of favorable offerings.

We believe no individual competitor or AI or LLM company offers an integrated, cloud-based commerce platform with comparable functionality to our eCommerce-specific AI platform with its fully conversational discovery experience and connects the upper and lower funnel journeys for an end-to-end user experience that is seamless and frictionless. However, certain competitors such as Shopify or BigCommerce or individual merchants with access to large numbers of consumers, may elect to piece together technology from other companies, including AI-driven search and relevance platforms or digital assistants such as Cohere or Zoovu, that overlaps with certain functions and features that we provide.

Partner Agreements

Adobe

On March 19, 2024, Rezolve entered into an agreement with Adobe, Inc. (“Adobe”), pursuant to which, among other things, Rezolve granted Adobe a worldwide, non-exclusive, royalty free, license to copy, display, perform and transmit Rezolve’s marks and logos in exchange for Adobe granting Rezolze a limited, non-transferable, non-exclusive, license, to integrate its AI-driven customer interaction tools into Adobe’s Magento eCommerce platform. Under the agreement, revenue will be generated through subscription fees paid by merchants who adopt Rezolve technology. Adobe may terminate the agreement at any time and for any reason.

ACI Worldwide

On March 31, 2022, Rezolve entered into an agreement with ACI Worldwide (EMEA) Limited (“ACI”), pursuant to which, among other things, Rezolve granted ACI a non-sublicensable, non-transferable, non-exclusive license to use certain Rezolve technology in exchange for ACI agreeing to introduce and onboard merchants to the Rezolve platform as well as introduce Rezolve to banking partners to facilitate conversation around mutual collaboration and developing the market for Rezolve’s services in the US, EU, UK and Latin America. Under the agreement, ACI will receive 50% of all net revenues generated by merchants acquired or introduced by ACI. In addition, ACI agreed to pay a fee of $39,000 for the provision of a single instance of Rezolve RXP, branded for ACI. The agreement may be terminated by either party, without good cause, with 90 days written notice.

Haendlerbund

On November 20, 2023, Rezolve entered into an agreement with HB Marketplace GmbH (“Haendlerbund”), pursuant to which, among other things, Rezolve granted Haendlerbund a non-exclusive distribution and marketing license of the Brain in exchange for Handlerbund selling and marketing Brain on its digital marketplace to online retailers. Under the agreement, Handlerbund will receives 25% of the net sales actually received by Handlerbund from the sale of Brain. The agreement may be terminated without notice for good cause. Good cause exists if Handlerbund has received multiple justified complaints from the end customer related to use of the service (e.g., technical malfunctions) or Rezolve actively encourages end customers of Handlerbund’s to get services from Rezolve directly or if technical integration cannot be achieved or can only be achieved with disproportionate effort.

Epages

On January 22, 2024, Rezolve entered into an agreement with Epages GMBH (“Epages”), pursuant to which, among other things, Epages agreed to introduce merchants to Rezolve’s services as well as introduce Rezolve to partners to facilitate conversations around mutual collaboration. Under the agreement, Epages will receive 25% of all net revenues generated by merchants acquired or introduced by Epages. The agreement is for a term of two years and may be terminated by either party by providing six months’ notice.

JTL

On March 19, 2024, Rezolve entered into an agreement with JTL Software GmbH (“JTL”), pursuant to which, among other things, JTL agreed to cooperate with Rezolve on co-marketing of Rezolve’s products and services. Any renumeration or commissions are to be agreed upon in a separate individual agreement. The agreement is for an initial term of 12 months. After the 12 months have passed, the contract runs for an indefinite period of time unless it is terminated by one of the parties. The contract may be terminated by either party with 2 months’ notice within the initial 12-month term and thereafter with three months’ notice.

Oxid

On March 22, 2024, Rezolve entered into an agreement with OXID eSales AG (“OXID”), pursuant to which, among other things, OXID agreed to co-market and sell Rezolve’s products and services in order to generate new customers for Rezolve and to integrate Rezolve’s products into OXID’s software. Under the agreement, OXID will receive a commission of 25% on all sales made by Rezolve with an OXID customer. The agreement is for an initial term of 24 months, after which the term shall be 12 months, unless terminated upon six months’ notice at the end of the initial term.

Chatwerk

On May 23, 2023, Rezolve entered into a non-binding offer with Chatwerk by Inbox Solutions GmbH (“Chatwerk”) to purchase Rezolve’s products. Under the agreement, Chatwerk will receive 20% on all Rezolve services-based revenues generated by Chatwerk.

Current Operations

Current revenues generating part of our business relates to transaction fees based on sales of ticketing for La Liga football events in Spain. Rezolve has a contract with La liga to run ticketing for all Spanish La Liga clubs. This allows us to generate revenue from individual clubs. Rezolve provides the ability for individuals to purchase tickets online using its technology. Rezolve has contracts with clubs including Sporting Gijon, Club Deportivo Leganes, Club Deportivo Sociedad and others.

Intellectual Property

Our intellectual property and proprietary rights are important to our business. In our efforts to safeguard them, we rely on a combination of copyright, trade secret, trademark, patent and other rights in jurisdictions in which we conduct our business. We also have confidentiality and/or license agreements with employees, contractors, merchants, distributors and other third parties that limit access to and use of our proprietary intellectual property. Though we rely, in part, upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees, as well as the functionality and frequent enhancements to our platform, make our intellectual property rights difficult to replicate.

We have several US and international patents pending for our eCommerce-specific AI Platform and Language Model such as for its Hierarchical Data relations generator machine, which employs supervised learning models to analyze the product catalogue ingested to build a multidimensional relationship hierarchy that feeds the embedding process, and for its eCommerce Product categorization dictionary that analyzes the product title, images and description data to identify nested categories the product belongs to. Rezolve does this regardless of merchant specified categories which is only reinforced by Merchant provided categories to build a deep and wide category classification that aides the embedding process.

We have been issued trademark registrations in Canada, Japan, Mexico, China, Europe, the U.S. and the UK including the term “Rezolve.” We have pending patent applications in the U.S., Canada, China, Europe, Japan, South Korea, Mexico, and Hong Kong. We are subject to certain risks related to our intellectual property. For more information, see “Risk Factors—Risks Related to our Business and Industry.”

Employees

As of December 31, 2023, we had 35 employees and 29 contractors. None of our employees is represented by a labor organization or is a party to a collective bargaining arrangement. We consider our relationship with our employees to be excellent.

Facilities

We are headquartered in London, England, United Kingdom. We do not own any real property. All of our employees based in the United Kingdom work remotely.

Government Regulation

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business online, many of which are still evolving and could be interpreted in ways that could harm our business. Concern about the use of SaaS platforms for illegal conduct, such as money laundering or to support terrorist activities, may in the future result in legislation or other governmental action that could require changes to our platform.

We are subject to laws and regulations that govern or restrict our business and activities in certain countries and with certain persons. We are currently subject to a variety of laws and regulations in the U.S., Mexico, the UK, Europe, India and elsewhere related to payment processing, including those governing cross-border and domestic money transmission, gift cards and other prepaid access instruments, electronic funds transfers, foreign exchange, anti-money laundering, counter-terrorist financing, banking and import and export restrictions. Depending on how our merchant solutions evolve, we may be subject to additional laws.

We are also subject to various laws, regulations, and obligations regarding privacy, data protection, and cybersecurity. Some jurisdictions require companies to notify individuals of data security breaches involving certain types of personal data and our agreements with certain merchants require us to notify them in the event of a security incident. We post on our website our privacy policy and terms of service, which describe our practices concerning the use, transmission and disclosure of merchant data and data relating to their customers. Any actual or perceived failure by us to comply with our posted privacy policy or laws, regulations, or obligations relating to privacy, data protection or cybersecurity could lead to investigations, inquiries, and other proceedings by governmental authorities, significant fines, penalties and other liabilities imposed by regulators, as well as claims, demands, and litigation by our merchants or their customers or other private actors, any of which could harm our business, financial condition, and results of operations. Laws, regulations, and other actual and asserted obligations relating to privacy, data protection and cybersecurity evolve rapidly and are subject to varying interpretations, and we may not be or may not have been compliant with such laws, regulations or obligations, and we may face allegations that our activities or practices are not or have not been, compliant with each such law, regulation or other obligation. Because our services are accessible worldwide, certain foreign jurisdictions have claimed and others may claim that we are required to comply with their laws, regulations, and obligations, including in jurisdictions where we have no local entity, employees or infrastructure. Working to comply with these varying international requirements could cause us to incur additional costs and change our business practices.

Further, our reputation and brand may be negatively affected by the actions of merchants or their users that are deemed to be hostile, offensive, inappropriate or unlawful. We do not monitor or review the appropriateness of the content accessible through merchants’ shops in connection with our services, and we do not have control over the activities in which merchants’ customers engage. While we have adopted policies regarding illegal or offensive use of our platform, merchants or their customers could nonetheless engage in these activities. The safeguards we have in place may not be sufficient to avoid harm to our reputation and brand, especially if such hostile, offensive or inappropriate use was high profile, which could adversely affect our ability to expand our merchant subscription base and harm our business and financial results. It is possible that we could also be subject to liability. In many jurisdictions, laws relating to the liability of providers of online services for activities of their customers and other third parties are currently being tested by a number of claims, including actions based on defamation, invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature of the relevant content. Any court ruling or other governmental regulation or action that imposes liability on providers of online services in connection with the activities of their customers or their customers’ users could harm our business. In such circumstances we may also be subject to liability under applicable law in a way which may not be fully mitigated by our terms of service. Any liability attributed to us could adversely affect our brand, reputation, our ability to expand our subscriber base and our financial results.

Legal Proceedings

From time to time, we may become involved in legal or regulatory proceedings arising in the ordinary course of our business. We are not currently a party to any material litigation or regulatory proceeding and we are not aware of any pending or threatened litigation or regulatory proceeding against us that could have a material adverse effect on our business, operating results, financial condition or cash flows.

REZOLVE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this section, “we,” “us,” “our” and “Rezolve” refer to Rezolve AI Limited and its subsidiaries prior to the consummation of the Business Combination and to Rezolve PLC and its subsidiaries following the consummation of the Business Combination.

The following discussion should be read in conjunction with the “Business of Rezolve,” “Selected Historical Consolidated Financial Data of Rezolve,” “Unaudited Pro Forma Consolidated Financial Information” and the Rezolve Financial Statements and related notes thereto included elsewhere in this proxy statement/prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions, such as statements regarding our plans, objectives, expectations and intentions, that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in “Forward-Looking Statements” and “Risk Factors.”

Overview

We are recognized8 to stand at the vanguard of the mobile commerce industry, providing an engagement platform, powered by cutting-edge artificial intelligence and machine learning. This platform empowers retailers, brands, and manufacturers to create robust, dynamic connections with consumers, transcending barriers of location and device, whether they are mobile or desktop. Harnessing the potential of AI, our platform fosters unprecedented mobile engagement, aiding businesses in their quest to reach their consumers in innovative ways. By leveraging the capabilities of mobile devices and personal computers—from cameras and microphones to location services and wireless connectivity—we bring the commercial experience directly into consumers’ hands. The hallmark of our platform is the integration of AI-driven systems, which simplify and enhance the purchasing process. Our technology enables merchants to understand their customers intent, provide the most relevant and helpful information to assist with their product selection and then enables them to complete transactions, access information, or contribute donations with a single tap on their device screen, depending on the context. This streamlined, seamless interaction, facilitated by the power of artificial intelligence, ensures an effortless and intuitive consumer experience. Since, the launch of our pilot platform, we believe we have harnessed the transformative potential of artificial intelligence, redefining the landscape of mobile commerce and engagement. As we continue to innovate, we remain committed to driving forward the digital commerce industry, shaping a future where technology and commerce intersect seamlessly for the benefit of both businesses and consumers.

Our platform allows for mobile engagement with merchants using our software to extend their business to consumers’ mobile devices and computers in innovative ways. By using a mobile device’s camera, microphone, location awareness, Bluetooth or Wi-Fi capabilities, our platform enables a user to make purchases, request information or make donations with only one tap on their screen, in certain circumstances. We deployed our pilot platform (which was developed prior to the Pre-Closing Demerger) in 2017.

We expect to commercialize the Rezolve platform in quarter 4 of 2024, initially in South America with Grupo Carso. Revenues from Brain are also forecast to begin in Q4 2024, increasing significantly in 2025. We also expect to generate revenues in Q4 2024 in Europe, South America and the Middle East. North American revenues are forecast in Q1 2025. We expect revenues to increase in Q4 2024 through our signed partner agreements with Adobe, ACI, Haendlerbund, Epages, JTL, Oxid and Chatwerk and others by marketing our products to their customer base and are in discussions with significant new partners in markets around the world. For additional information regarding the partner agreements, see “Business of Rezolve Limited—Partner Agreements”

Rezolve was incorporated in England and Wales as a private limited company on January 5, 2023 under the name Rezolve Group Limited with company number 14573691 and changed its name on June 5, 2023 to Rezolve

[8]	Please see Rezolve Press Release dated July 25, 2023, available at https://www.rezolve.com/investors/britainsbrain-heralds-new-era-of-commerce-enabled-ai/

AI Limited. Rezolve was re-registered as a public limited company on , 2023. Rezolve Limited was incorporated in England and Wales as a private limited company on September 11, 2015 under the name Soul Seeker Limited with company number 09773823. Rezolve Limited changed its name in February 2016 to Powa Commerce Limited and to Rezolve Limited in March 2016.

We currently derive our revenue through the transaction fees based on sales of ticketing for La Liga football events in Spain.

Management has assessed whether they believe there are events or conditions that give rise to doubt the ability of the Company to continue as a going concern for a period of twelve months after the preparation of the condensed interim carve-out consolidated financial statements. The assessment includes knowledge of the Company’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation there to.

As of December 31, 2023, Rezolve had a loan from Igor Lychagov of $4.2 million which was in default. The loan was due to be repaid on the 31st of July 2023 including accrued borrowing fees of $1.4 million. On January 26, 2024, the two unsecured convertible loans were added to the Company’s senior secured convertible notes and are no longer in default.

As a result of our losses and our projected cash needs combined with our current liquidity level, the Company’s ability to continue as a going concern is contingent upon successful execution of management’s intended plan over the next twelve months to improve the Company’s liquidity and profitability, which includes, without limitation:

•	Seeking additional capital through the issuance of debtor equity securities.

•	Generating revenue by execution of successful trials and long-term partner arrangements.

•	Reducing expenses by taking restructuring actions and reducing the number of employees and consultants.

•	Limiting capital expenditures.

Key Factors Affecting Our Performance

We believe our future performance will depend on many factors, including the following:

•	Growth from Transactions: Our growth depends on SaaS subscription fees and commissions earned from merchant’s transactions with their customers.

•

New Merchant Acquisition: Our growth depends in part on our ability to attract merchants to our platform. A key avenue of merchant acquisition is through strategic agreements with our Channels with world class organizations including in India, Mexico, Europe and the U.S. These strategic agreements with our Channels promote the Rezolve technology to their broad base of users. New merchant acquisitions are a key to scaling our platform. As a result of the recently signed agreements with our Channels in various regions, we expect that we will be able to obtain a merchant base.

•

Successful Expansion to Additional Geographies: We believe our platform can compete successfully in various geographic regions. This includes regions of the world where we have previously had a presence. We plan to add local sales support in further select international markets over time to support our growth. Specifically, we are putting efforts into expanding our sales operations and opportunities in India, Mexico, Europe and the U.S. which we view as significant opportunities and where we previously had a presence prior to our strategic decision to concentrate resources on the Asia-Pacific region.

•

Merchant Retention and Expansion: We care deeply about merchants. Our commitment to their success, we believe, increases retention and likelihood of expanding their activity on our platform. Supporting merchants begins with enhancing both the shopper and the merchant experience. We believe our core capabilities that focus around incentivizing customer loyalty, providing data insights, and allowing user friendly features such as mobile vouchering and payments (both on and offline) help us attract and retain a wide range of merchants. The effectiveness in attracting and retaining merchants’ sales is a critical component of our revenue growth and operating results.

•

Offering and service enhancement: We intend to continue investing in the capabilities of our offerings and services to deliver better value for our users and merchants and address new market opportunities. Additionally, we will work to perfect our platform services, including Instant Act, Instant Checkout, SmartLinks, SmartCodes and the use of watermarking technology for anticounterfeiting.

•

Growth through Mergers & Acquisitions: The growth of our business can be supported by a successful merger agreement with a SPAC and access to financing through capital markets. Additionally, our growth may be supported by acquisitions of businesses where management identifies synergistic growth opportunities.

Components of our Results of Operations

Revenues

We generate transaction revenues through the sale of ticketing of football events using our technology with La Liga in Spain.

Our future strategy focuses on providing a technology platform to merchants in order to facilitate outreach to consumers. Triggers are generated when our platform prompts customer’s mobile devices to interact with merchants using geo-zones, audio and image watermarks, beacons and QR codes. Merchants are billed on a monthly basis for the services rendered.

Operating Expenses

Operating expenses consist of cost of revenues, employee benefit expenses, consultancy expense, sales and marketing expenses, business development expenses, general and administrative expenses, and depreciation and amortization.

•	Cost of revenues: Our cost of revenues consists primarily of the materials and consumables.

•	Sales and marketing: Costs primarily consist of consulting fees as well as salaries, pension contributions and share-based compensation for sales and marketing employees.

•

General and administrative: Costs consist primarily of finance, legal, listing and other non-specific costs as well as salaries, pension contributions, share-based compensation for employees and nonrecurring share-based payments for non-employees. General and administrative also consists of payments made to developers who contract with Rezolve, fees and share-based compensation for directors, as well as business development expenses for our investments in Rezolve China by Rezolve Limited.

•

Depreciation and amortization: primarily consists of amortization of a customer list and acquired information technology intangible assets as well as depreciation of fixed tangible assets. We note that all software development expenditure up until the end of December 2022 has been expensed.

•	Other operating expenses: consists of an impairment of loans and accounts receivable in the years ended December 31, 2023.

•	Impairment of investment in ANY: Consists of the value of the investment in ANY which was impaired following the Company’s loss of voting rights and indicators of impairment.

Interest expense

Interest expense consists primarily of costs associated with convertible debt. The group currently has no bank debt and no banking facilities which would incur interest.

Other Non-Operating Income (Expense)

Other non-operating income/ (expense), net consists of foreign exchange loss and research and development credits. Foreign exchange loss primarily consists of the revaluation of local currency bank ledger balances not denominated in U.S. dollars. Research and development credits primarily consists of activities related to government tax incentives on technology spent on certain operational activities in UK.

Income Tax Benefit

Income tax benefit consists primarily of the realization of a deferred tax liability, net of current income taxes payable related to the jurisdictions in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate. We have not recognized any deferred tax assets in any of the periods under review.

Results of Operations for the year ended December 31, 2023.

The following tables set forth our consolidated statements of operations in dollar amounts and as a percentage of total revenues for each period presented:

	Year Ended December 31,
	2023	2022
Revenue
Other	$145,051	$115,159

Revenue	145,051	115,159

Operating expenses
Cost of revenues	34,791	745,040
Sales and marketing expenses	6,731,254	4,338,557
General and administrative expenses	17,986,528	86,640,500
Other operating expenses	1,156,316	334,952
Depreciation and amortization expenses	242,436	235,797
Impairment of investment in ANY	—	14,822,022
Impairment of goodwill	—	44,438

Total operating expenses	26,151,325	107,161,306

Operating loss	(26,006,274)	(107,046,147)

Other expenses
Interest expense	(4,791,782)	(3,884,695)
Other non-operating income (expense), net	125,366	256,659

Total other expenses, net	(4,666,416)	(3,628,036)

Loss before taxes	(30,672,690)	(110,674,183)

Income tax expense	(63,408)	(38,765)

Net loss for the year	(30,736,098)	(110,712,948)

Comparison of year ended December 31, 2023 and 2022

Revenues

The following shows total revenues from ticketing transactions for the year ended December 31, 2023, as compared to the year ended December 31, 2022:

	Year Ended December 31,		Change
	2023	2022	$	%
Revenues	145,051	115,159	29,892	26%

Total revenues	$145,051	$115,159	$29,892	26%

Revenues increased from $0.11 million for the year ended December 31, 2022 as compared to $0.15 million for the year ended December 31, 2023 is attributable to increased ticketing revenue from Spain.

Operating Expenses

The following shows operating expenses for the year ended December 31, 2023, as compared to the year ended December 31, 2022:

	Year Ended December 31,		Change
	2023	2022	$	%
Operating expenses
Cost of revenue	$34,791	$745,040	$710,259	-95%
Sales and marketing expenses	6,731,254	4,338,557	2,392,697	55%
General and administrative expenses	17,986,528	86,640,500	(68,653,972)	-79%
Other operating expenses	1,156,316	334,952	821,364	245%
Depreciation and amortization expenses	242,436	235,797	6,639	3%
Impairment of investment in ANY	—	14,866,460—	(14,866,460)	100%
Impairment of goodwill	—	44,438

Total operating expenses	$26,151,325	$107,161,306	$(81,009,991)	-76%

Percentages have been rounded for presentation purposes and may differ from unrounded results.

Cost of Revenues

Cost of revenues have decreased by $0.7 million, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This was due to the impairment of inventory of $0.7 million in 2022.

Sales and Marketing Expenses

Sales and marketing expenses increased by $2.4 million, for the year ended December 31, 2023, compared to the year ended December 31, 2022. This was primarily due to an increase in share-based payments of $3.3m from a grant made in September 2023, offset by a reduction of $0.5 million and $0.4 million in advertisement and salary costs, respectively due to reduced headcount.

General and Administrative Expenses

General and Administrative expenses decreased by $68.6 million, for the year ended December 31, 2023, compared to the year ended December 31, 2022. $14.6m of the reduction related to the impairment of investment in ANY in 2022. Share-based payments to employees increased by $3.6 million due to a grant in September 2023. Share based payments to directors decreased by $36.5 million for payments to related parties due to a grant to DBLP Sea Cow and directors of the Company, and a decrease in share-based payments of $18.4 million for share based payments to consultants. Other general and administrative expenses decreased by $2.7 million due to the Company’s reduced head count and reduced activities and operations.

Other operating expenses

Other operating expenses increased by $0.8 million due to an impairment of a loan receivables to Swipeby and Moneymatic.

Depreciation and Amortization Expenses

Depreciation and amortization expenses remained unchanged at $0.24 million, for the year ended December 31, 2023, compared to the year ended December 31, 2022.

Impairment of goodwill

Impairment of investment in ANY in the year ended December 31, 2023 decreased by $14.8 million primarily due to an impairment charge in 2022. We impaired our investment in ANY due to the loss of voting rights, the uncertainty of completing the acquisition of control of ANY at the end of 2022.

Other Expenses

The following shows interest expense and other non-operating income for the year ended December 31, 2023, as compared to the year ended December 31, 2022:

	Year ended December 31,		Change
	2023	2022	$	%
Other expenses
Interest expense	$4,791,782	$3,884,695	$907,087	23%
Other non-operating (income) expense, net	(125,366)	(256,659)	(131,293)	-51%

Total other expense, net	$4,666,416	$3,626,036	1,038,380	29%

Interest expense increased by $0.9 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022. This was primarily due to an increase in borrowing in 2023 related to the convertible loan note. An additional loan from Igor Lychagov of $4.2 million added an additional $1.2 million of borrowing fees to interest costs, offset by the forbearance of $0.5m of interest costs related to the converrable loan note.

Other non-operating (income) expense decreased by $0.1 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022, this is due to an increase in foreign exchange losses of $0.2 million offset by the recognition of research and development tax credits of $0.5m in each of 2023 and 2022.

Operating Losses

Operating losses decreased from $107.1 million for the year ended December 31, 2022 million to $26.0 million for the year ended December 31, 2023. This was due to a decrease in Operating expenses from $107.2 million for the year ended December 31, 2022 to $26.2 million for the year ended 31 December, 2023. The drivers of decreased Operating expenses are as detailed above.

Key Business Metrics

In addition to information related to our financial performance, we regularly review the following key metrics to evaluate our business, measure our performance, identify trends in our business, prepare financial projections and make strategic decisions. We discuss revenues below under “—Components of Results of Operations.” Period-on-period revenues growth, EBITDA and total number of merchants are discussed immediately below the following table. The following financial metrics are used by management to monitor and analyze the operational performance of our business.

•

Ticketing: Total Ticketing revenue transactions reflect the number of loyalty card transactions in a calendar year, loyalty is linked to the consumers football ticket. We track ticketing transactions as an indicator of customer transactions and as a key driver of revenues.

Rezolve believes that the presentation of key business metrics provide important supplemental information to management and investors of the business trends and drivers of the Company’s operations. Management uses these key business measures to track and evaluate operating performance, the metrics above provide additional useful measures of the Company’s operating performance and facilitate comparisons of the Company’s core operating performance against prior periods and its business model objectives.

	Year Ended December 31,
	2023	2022
Operational and Other Data:
Financial
Period-on-period revenues growth (%)	26%	n/a
Revenues	$145,051	$115,159
Transaction Fee Revenues	145,051	115,159
EBITDA	$(25,638,472)	$(106,553,691)
Operational
Total ticketing revenues transactions	54,510	37,142

We define period-on-period revenues growth as a percentage change for revenues derived from merchants between different periods.

EBITDA

We define EBITDA as net income (loss) adjusted for interest expense, income tax, depreciation of property and equipment and amortization of acquired intangibles. EBITDA should not be considered as a substitute for other measures of financial performance reported in accordance with GAAP. Although it is frequently used by investors and securities analysts in their evaluations of companies, EBITDA has limitations as an analytical tool, including:

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;

•	EBITDA does not reflect our interest expense, or the cash requirements to service interest or principal payments on, our indebtedness;

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	EBITDA does not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often need to be replaced in the future, and EBITDA does not reflect any cash requirements for these replacements; and

•	other companies may calculate EBITDA differently than we do.

We compensate for the inherent limitations associated with using EBITDA through disclosure of these limitations, presentation of the Rezolve Financial Statements in accordance with GAAP and reconciliation of EBITDA and to the most directly comparable GAAP measure, net income (loss).

The table below provides a reconciliation of our net income (loss) to EBITDA:

	Year Ended December 31,
	2023	2022
Net income (loss)	$(30,736,098)	$(110,712,948)
Add (subtract)
Interest expense	4,791,782	3,884,695
Provision for income tax expense (benefit)	63,408	38,765
Depreciation and amortization	242,436	235,797

EBITDA	$(25,638,472)	$(106,553,691)

We have booked transaction-related costs in each of the years ended December 31, 2023 and December 31, 2022. PCAOB audit and U.S. legal counsel costs for the periods under review have been accrued as incurred in the year ended December 31, 2023.

Adjusted EBITDA

Adjusted EBITDA

We define Adjusted EBITDA as EBITDA adjusted for unrealized foreign exchange gains (losses), impairment of goodwill and other assets, business development expenses, warrants issued and share-based compensation. Although it is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, including:

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs or contractual commitments;

•	Adjusted EBITDA does not reflect our interest expense, or the cash requirements to service interest or principal payments on, our indebtedness;

•	Adjusted EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	Adjusted EBITDA does not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for these replacements; and

•	other companies may calculate Adjusted EBITDA differently than we do.

We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of the Rezolve Financial Statements in accordance with GAAP and reconciliation of Adjusted EBITDA and to the most directly comparable GAAP measure, net income (loss).

Rezolve believes that the presentation of adjusted EBITDA provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition, results of operations and the valuation of the Company.

Adjusted EBITDA is used by management to understand and track underlying earnings performance by excluding one-time and non-recurring costs. The company believe it is appropriate to exclude theses costs from Adjusted EBITDA as they relate to:

•	Investments made in the China Business;

•	One-time impairments of the Taiwan and German businesses;

•	Impairments of loans and accounts receivable;

•	Share based compensation related to non-recurring capital raising activities;

•	Share based compensation related only to initial employees, consultants and related parties; and

•	Unrealized foreign exchange (gain)/loss are one-time costs

Internally adjusted EBITDA and contribution margin by reportable segment are significant measures used by management for purposes of:

•	Supplementing the financial results and forecasts reported to the Company’s board of directors;

•

Evaluating the operating performance of which includes direct and incrementally controllable revenue and costs of operations but excludes items considered by management to be non-cash or non-operating; and

•	Establishing internal operating budgets and target

Expenses

•	Business development expenses reflect the costs incurred by Rezolve Limited in funding our platform activities in China in 2022.

•

Share based compensation issued to related parties represents for the year ended December 31, 2023 represents share based compensation of $33.4 million issued to a related-party organization (DBLP Sea Cow Ltd) and $6.2 million of share-based compensation related to two directors of Rezolve Limited. For the year ended December 31, 2021 the charge represents a share-based payment of $13.2 million paid to the CEO. DBLP Sea Cow Limited is wholly legally owned by Daniel Wagner and is wholly beneficially owned by John Wagner. These fees were paid primarily in relation to capital raising activities.

•	Share based compensation for consultancy expenses relate to shares issued to consultants for advisory services. These fees were paid primarily in relation to capital raising activities in 2022.

All of these costs are recorded within General and Administrative expenses.

The table below provides a reconciliation of our net income (loss) to Adjusted EBITDA:

	Year Ended December 31,
	2023	2022
Net income (loss)	$(30,736,098)	$(110,712,948)
Add (subtract)
Interest expense	4,791,782	3,884,698
Provision for income tax expense (benefit)	63,408	38,765
Depreciation and amortization	242,436	235,797
EBITDA	$(25,638,472)	$(106,553,691)
Add (subtract)
Unrealized foreign exchange (gain) loss	(375,298)	(714,914)
Impairment in ANY	—	44,438
Impairment of goodwill	—	14,822,022
Impairment of prepayments and other current assets	—	731,940
Impairment of loan and accounts receivable .	1,156,316	334,952
Business development expenses	777,161	7,136,168
Share based compensation issued to related parties	3,002,021	39,501,701
Share based compensation for consultancy services	485,080	18,417,816
Employee and Other Share-based compensation	5,238,117	2,115,015
Adjusted EBITDA .	$(15,355,075)	$(24,164,553)

Total Number of Merchants

In the future, we believe that the size of our merchant base will be an indicator of our market penetration and that the number of merchants that we transact with within a period will be an indicator of the growth of our business. We expect to calculate the number of merchants for each period as the total number of separate merchants we transacted with during the period.

Employee share based compensation

Employee shares have significant restrictions including management’s and or the board’s rights to cancel the shares any time, restrictions on right to transfer, to vote and cumulative dividends. Considering the restrictions imposed on these shares, these shares are considered to be ungranted to the employees. Management expects to amend the articles of incorporation of the Company to remove these restrictions prior to the completion of the Demerger. After removal of such restrictions, it is expected that the employee shares will trigger a “grant date” as defined in ASC 718 and be fully vested. If such restrictions had been removed as at December 31, 2023, the Company estimates the total share-based payment expense to have been recognized immediately for the grant of 58,315,800 employee shares to be $36,738,954. This estimate uses a fair value per employee share of $.63 based on a recent funding of the Company at $.63 per Ordinary share and an exercise price of £0.0001 for each employee share.

Balance Sheet Information

The following table sets forth our unrestricted cash and cash equivalents on our balance sheet and undrawn amounts under our revolving credit facility as of December 31, 2023 and December 31, 2022:

	Year Ended December 31,
	2023	2022
Unrestricted cash and cash equivalents	$10,441	$39,380
Undrawn convertible notes	—	—

Available liquidity	$10,441	$39,380

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2023	2022
Net cash used in operating activities	$(13,001,875)	$(26,788,906)
Net cash used in investing activities	(1,781,524)	(36,854)
Net cash provided by financing activities	14,712,061	23,999,920
Effect of exchange rate changes on cash and cash equivalents	42,399	177,287

Net (decrease) increase in cash and cash equivalents	$(28,939)	$(2,648,553)

Operating Activities

Net cash used in operating activities was $13.0 million for the year ended December 31, 2023, which resulted from a net loss of $31.6 million from operating activities, adjusted for non-cash items such as share based compensation of $8.7 million, impairments of $0.8 million, interest expense of $6.0 million and of changes in working capital of $2.4 million primarily due to an increase in trade payables.

Financing Activities

Net cash provided by financing activities of $14.7 million for the year ended December 31, 2023 was due to proceeds from rights issues of $7.8 million, $4.2 million of loans from related parties and $2.5 million from convertible loans.

Debt Obligations

We have debt outstanding to DBLP Sea Cow Limited (a company incorporated in the Seychelles) (“DBLP”), which is wholly legally owned by Daniel Wagner and beneficially owned by John Wagner, in the amounts of $447,067. There are no formal loan documents in place and no interest is payable.

As of December 31, 2023, Rezolve had a loan from Igor Lychagov of $4.2 million which was in default. The loan was due to be repaid on the 31st of July 2023 including accrued borrowing fees of $1.4 million. On January 26, 2024, the two unsecured convertible loans were added to the Company’s senior secured convertible notes and are no longer in default.

As at year ended December 31, 2023 we had a secured convertible Loan Note Instrument in respect of $39,625,000 in aggregate principal amount of loan notes of $1.00 each in the capital of Rezolve.

Off-Balance Sheet Arrangements

As of December 31, 2022, we did not have any significant off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Critical Accounting Policies and Estimates

The Rezolve Financial Statements are prepared in conformity with U.S. generally accepted accounting principles. In preparing the Rezolve Financial Statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in the Rezolve Financial Statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in Note 2, “Basis of presentation and summary of significant accounting policies” in the Notes to the Rezolve Financial Statements included elsewhere in this prospectus. We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Rezolve Financial Statements.

The carve-out consolidated financial statements of Rezolve AI Limited and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States (the “Carve-out Consolidated Financial Statements”). The Carve-out Consolidated Financial Statements have been prepared using the United States Dollar as the reporting currency.

The Carve-out Consolidated Financial Statements include the financial statements of Rezolve AI Limited, Rezolve Limited, its consolidated subsidiaries and any variable interest entity in which we are the primary beneficiary, with the exception of the subsidiaries Rezolve Information Technology (Shanghai) Co., Ltd. (“Rezolve China”) and Rezolve China’s subsidiary Nine Stone (Shanghai) Ltd (“Nine Stone”) (collectively, the “China Business”).

In response to the lack of available audit evidence from counterparties to complete audit procedures related to the operations of Rezolve Shanghai, the Company’s directors approved a plan to abandon its operations in China completely on January 3, 2023. Subsequently, on January 5, 2023, the Company’s directors approved an application to the United Kingdom (the “UK”) tax authorities requesting tax clearance for a solvent demerger (the “Demerger”) of the Company under section 110 of the UK Insolvency Act, 1986 which clearance was subsequently granted. The Demerger involves establishing a new holding company, Rezolve AI Limited (“Rezolve AI”), which will acquire specified assets of Rezolve Limited and issue shares for distribution to the existing shareholders in Rezolve Limited in a tax-efficient manner. Assets relevant to the simplified structure in the Company will be segregated and transferred to Rezolve AI. The assets related to the Chinese business which include Rezolve Information Technology (Shanghai) Co. Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd will not be transferred to Rezolve AI. Rezolve AI will end up with the same business as the existing Rezolve Limited but without the Chinese business. If a contract is not assignable it will have to be novated from Rezolve Limited to Rezolve AI. It is anticipated that the Demerger will be completed before the completion of the business combination with Armada, which will be effected with Rezolve AI instead of Rezolve Limited. The listed company will consist of Rezolve AI and its subsidiaries, which will legally not include Rezolve Shanghai directly or indirectly.

These Carve-out Consolidated Financial Statements have been prepared on the basis that the Demerger was completed retrospectively on December 31, 2020, and thus reflects the predecessor company prior to completion of the Demerger. They are prepared on a carve-out basis. Investments made in the China Business by Rezolve Limited in the People’s Republic of China for the years ending December 31, 2022 and 2021 have been presented as “Business development expenses” in the Company’s Consolidated Statement of Operations in accordance with Staff Accounting Bulletin Topic 1-B1, Costs reflected in historical financial statements.

Revenue from Contracts with Customers

Under ASC 606, the Company determines revenue recognition through the following steps:

•	Identifying the contract, or contracts, with the customer;

•	Identifying the performance obligations in the contract;

•	Determining the transaction price;

•	Allocating the transaction price to performance obligations in the contract; and

•	Recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 3 to the Rezolve Financial Statements included elsewhere in this filing.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We have no interest rate risk, as the interest rate on our senior secured convertible loan notes is fixed, and the accrued interest converts into ordinary shares upon completion of a listing on a recognized stock exchange.

As of December 31, 2023, the principal amount outstanding of our senior secured convertible loan notes was $39.5 million. We carry the senior secured convertible loan notes at face value on our consolidated balance sheets. We do not have any material debt issuance costs.

Foreign Currency Risk

All of our revenue is denominated in the Euro (“EUR”) since our sales are primarily in Spain. Based upon our level of operations for the year ended December 31, 2023, a sensitivity analysis shows that a 10% appreciation or depreciation in the EUR against the dollar would have increased or decreased, respectively, our revenue for the years ended December 31, 2023 and 2022 by approximately $0.01 million and $0.01 million respectively.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Credit Risk

Cash and cash equivalents, other receivables, and accounts receivable are potentially subject to credit risk concentration. We have not experienced any material losses related to these concentrations during the years presented. We are in the process of spreading deposit risk across a number of financial institutions rated AA+ or AAA.

Liquidity and Capital Resources

Management has assessed whether they believe there are events or conditions that give rise to doubt the ability of the Company to continue as a going concern for a period of twelve months after the preparation of the condensed interim carve-out consolidated financial statements. The assessment includes knowledge of the Company’s subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto.

As of December 31, 2023, Rezolve had a loan from Igor Lychagov of $4.2 million which was in default. The loan was due to be repaid on the 31st of July 2023 including accrued borrowing fees of $1.4 million. On January 26, 2024, the two unsecured convertible loans were added to the Company’s senior secured convertible notes and no longer in default.

As a result of our losses and our projected cash needs combined with our current liquidity level, the Company’s ability to continue as a going concern is contingent upon successful execution of management’s intended plan over the next twelve months to improve the Company’s liquidity and profitability, which includes, without limitation:

•	Seeking additional capital through the issuance of debtor equity securities.

•	Generating revenue by execution of successful trials and long-term partner arrangements.

•	Reducing expenses by taking restructuring actions and reducing the number of employees and consultants.

•	Limiting capital expenditures.

In 2023 we financed our operations in large part with cash flows from financing activities through cash proceeds from issuance of convertible and short term-debt and a rights issue.

Yorkville Convertible Promissory Note and Capital Commitment

On February 23, 2023, Rezolve Limited executed a $250 million standby equity purchase agreement providing a capital commitment facility from YA II PN, LTD ( “YA”), a Cayman Islands exempt limited company, in the form of a share subscription facility, and which was amended and restated on February 2, 2024 to provide for, inter alia, Rezolve AI Limited joining as a party to the agreement and the subscription by YA of a promissory convertible note (“YA Agreement”). With effect from the completion of the Pre-Closing Demerger, the rights and obligations of Rezolve Limited under the YA Agreement shall be novated to Rezolve AI Limited.

Under the YA Agreement, YA subscribed for a convertible promissory note with a total principal amount of $2.5 million (the “YA Note”) in consideration for an advance by YA to Rezolve Limited of an amount equal to 80% of the total principal amount. The YA Note was issued on February 2, 2024 pursuant to the terms of a convertible promissory note instrument entered into by Rezolve Limited and Rezolve AI Limited (“YA Note Instrument”). With effect from the completion of the Pre-Closing Demerger, the rights and obligations of Rezolve Limited under the YA Note Instrument be novated to Rezolve AI Limited. Pursuant to the YA Note Instrument, the YA Note will mature on the date falling 6 months from the date of issue (or as extended at the option of the noteholder) unless an event of default occurs that triggers an acceleration of the repayment obligation, and bears interest of 10% per annum (save where an event of default has occurred and is continuing, an 18% interest rate will apply). The YA Note is freely transferrable in whole or in part, subject to the terms of the YA Note Instrument.

The YA Note is convertible into ordinary shares in Rezolve AI Limited upon the public listing of the ordinary shares of Rezolve AI Limited, or if either an event of default occurs or the YA Note reaches maturity. The noteholder may elect to convert all or part of the YA Note into ordinary shares in Rezolve AI Limited at the “Conversion Price” (being the lower of (i) $10 per share (the “Fixed Price”) or (ii) 90% of the lowest daily VWAP during the ten (10) consecutive trading days immediately preceding the conversion date or other later date of determination (the “Variable Price”) but which Variable Price shall not be lower than the “Floor Price” (being $2.00 per share unless reduced by Rezolve) then in effect), however subject to the conversion limitations whereby (i) the noteholder shall not be able to convert any portion of the YA Note to the extent that after conversion the noteholder (together with any affiliates) would beneficially own in excess of 4.99% of the number of outstanding ordinary shares in Rezolve AI Limited (such prohibition on conversion being capable of waiver by the noteholder), and/or (ii) the issue of ordinary shares upon conversion would (together with any other issuances in accordance with the terms of the YA Agreement or any other related transactions) exceed the number of ordinary shares that Rezolve AI Limited may issue in a transaction in compliance with its obligations under rules or regulations of Nasdaq (the “Exchange Cap”) (unless Rezolve AI Limited shareholders have approved such issuances, or if Rezolve AI Limited is permitted to follow (and has elected to do so) its home country practices instead of the stockholder approval requirements of Nasdaq Rule 5635).

Rezolve AI Limited has the right to redeem early a portion or all amounts outstanding under the YA Note upon 10 trading days prior written notice (“Redemption Notice”), provided that on the date of the Redemption Notice the VWAP of the ordinary shares in Rezolve AI Limited is less than the Fixed Price. The YA Note may also be redeemed early by Rezolve prior to the completion of the Business Combination. Upon such early redemption of the YA Note, and in addition to the principal and interest outstanding, a redemption premium of 10% of the principal amount being redeemed is payable to the noteholder. Upon receipt of a Redemption Notice, the noteholder shall have 10 trading days to elect to convert all or any portion of the YA Note.

Following the public listing of the ordinary shares in Rezolve AI Limited, if a “Trigger Event” occurs (being where (i) the daily VWAP is less than the Floor Price for five (5) trading days during a period of seven (7) consecutive trading days (the “Floor Price Trigger”), or (ii) Rezolve AI Limited has issued in excess of 99% of the ordinary shares available under the Exchange Cap unless Rezolve AI Limited shareholders have approved such issuances, or if Rezolve AI Limited is permitted to follow (and has elected to do so) its home country practices instead of the stockholder approval requirements of Nasdaq Rule 5635) (the “Exchange Cap Trigger”)), then Rezolve AI Limited shall make monthly payments equal to the sum of $625,000 per month (or, if lesser, the then-outstanding principal of the YA Note) plus a payment premium of 10% of the principal amount being paid, plus any accrued and unpaid interest as of each payment date, with such monthly payment obligation to cease if any time after the date of a Trigger Event, (i) in the event of a Floor Price Trigger, the daily VWAP is greater than 110% of the Floor Price for any 5 of 7 consecutive trading days, or the date Rezolve AI Limited reduces the Floor Price (in accordance with its rights to do so under the YA Note Instrument), or (ii) in the event of an Exchange Cap Trigger, the date Rezolve AI Limited has obtained stockholder approval to increase the number of ordinary shares under the Exchange Cap (or if the Exchange Cap no longer applies), unless a subsequent Trigger Event occurs.

The YA Note has certain rights and obligations under an Intercreditor Agreement entered into between Rezolve Limited, Rezolve AI Limited, YA, Apeiron Investment Group Ltd, and GLAS Trust Corporation Limited as security trustee for Apeiron Investment Group Ltd (“Intercreditor Agreement”), under which YA shall share recoveries (in accordance with the terms of the Intercreditor Agreement) enforced under the various debentures granted by Rezolve Limited in favour of Apeiron Investment Group Ltd, by Rezolve Limited in favour of GLAS Trust Corporation Limited, and by Rezolve AI Limited in favour of GLAS Trust Corporation Limited. Further, a global guaranty agreement was entered into by Rezolve’s subsidiaries in favour of YA pursuant to which the subsidiaries guaranty all of Rezolve’s obligations under the YA Agreement, the YA Note and all other ancillary instruments and agreements.

Under the YA Agreement, YA will also provide Rezolve with up to $250 million in equity capital for a 36-month term following a public listing of the Company’s Ordinary Shares. Rezolve will not be obligated to draw the full $250 million but can do so in part or in whole at its discretion, provided that (i) no balance is outstanding under the YA Note, or if there is any balance outstanding, a Trigger Event has occurred, and (ii) Rezolve cannot call for more in any one advance notice than the daily-traded amount of Ordinary Shares during the three consecutive trading days immediately before the date of an advance notice or, if more, 2,000,000 Ordinary Shares (as determined after the Pre-Closing Demerger and Closing), provided that YA will not be obliged to acquire Ordinary Shares which would take its holding to over 4.99% of the outstanding voting power on all Ordinary Shares nor so that it would hold in excess of 19.9% of the outstanding Ordinary Shares at the date of the equity purchase agreement subject to certain exceptions. Where there are outstanding amounts owing under the YA Note and a Trigger Event has occurred (and Rezolve’s obligation to make monthly payments under the YA Note as a result of the Trigger Event has not ceased), Rezolve may submit an advance notice to YA provided that the satisfaction of such amounts owed to Rezolve (under the advance notice) is by offsetting against the amount outstanding under the YA Note. The purchase price for YA is 97% of the Market Price, which is defined as the lowest of the daily VWAPs of the Ordinary Shares during the three consecutive days before delivery of an advance notice by Rezolve to YA. The Company will pay a commitment fee in an amount equal to 1.25 % of the $250 million Commitment Amount (the “Commitment Fee”), which the Company shall pay in cash by wire transfer to YA on or before the 12 month anniversary of the closing of the Business Combination. YA shall reduce by half any amount due to Rezolve under an advance notice by offsetting such amount against the outstanding amount of the Commitment Fee .

Under the YA Agreement and in addition to Rezolve’s entitlement to draw down on YA’s commitment, for so long as there is an outstanding balance under the YA Note, YA is entitled to require Rezolve to issue Ordinary Shares to YA (via the deemed delivery to YA of an advance notice) provided that any one deemed advance notice cannot call for more than the balance owed under the YA Note nor for more than the daily-traded amount of Ordinary Shares during the three consecutive trading days immediately before the date of a deemed advance notice or, if more, 2,000,000 Ordinary Shares (as determined after the Pre-Closing Demerger and Closing). The purchase price for YA in respect of a deemed advance notice shall be equal to the Conversion Price in effect on the date of the deemed advance notice, and YA shall pay the purchase price by offsetting such amount against an equal amount outstanding under the YA Note

During the period commencing the Effective Date (the sixth trading day following the closing of the Business Combination) and ending on the termination of the YA Agreement (which unless terminated earlier the YA Agreement shall terminate no later than 36 months after the Effective Date or if the YA Note remains outstanding, the date that the YA Note has been repaid), the proceeds from YA under the YA Agreement (including YA’s subscription for the YA Note) shall be used by Rezolve AI Limited in the manner as set forth in a registration statement (and any post-effective amendments) for the registration and resale by YA of Ordinary Shares acquired under the YA Agreement and any prospectus (including any prospectus supplement) used by Rezolve AI Limited in connection with a registration statement, and such proceeds shall not be used to repay any advances or loans to any executives, directors, or employees of Rezolve AI Limited or any subsidiary or to make any payments in respect of any related party obligations, including without limitation any payables or notes payable to related parties of Rezolve AI Limited or any subsidiary.

Convertible Secured Loan Notes

In connection with the Business Combination Agreement, on December 16, 2021, Rezolve Limited entered into a secured convertible loan note instrument, as amended and restated on November 21, 2022 and May 23, 2023 and further amended on 18 December 2023 and 29 December 2023 and further amended and restated on 26 January 2024 (the “Loan Note Instrument”) and currently is in respect of an aggregate amount of $49,892,080 loan notes of $1.00 each in the capital of Rezolve Limited (the “Convertible Notes”) of which $41,392,080 are in issue and a further $8,500,000 will be issued on completion of the Pre-Closing Demerger and are secured by debentures over the assets of Rezolve Limited. It is intended that with effect from the completion of the Pre-Closing Demerger, the Loan Note Instrument be novated to Rezolve and be secured by a debenture over the assets of Rezolve. The principal and interest on the Convertible Notes is convertible into ordinary shares of Rezolve Limited (or after the Pre-Closing Demerger into Rezolve Ordinary Shares) at the lesser of (i) a 30% discount to the equity value of such ordinary shares (or after the Pre-Closing Demerger, Rezolve Ordinary Shares) in connection with the consummation of the Business Combination; or (ii) any of quarterly VWAPs for the four immediately preceding quarterly reset dates (if any) as selected by the relevant noteholder. The Convertible Notes will mature on the date falling three years after Closing (or on December 31, 2024 if Closing has not occurred by then), bear interest of 7.5% per annum prior to Closing and at 0% after Closing (save when an event of default has occurred and is continuing, a 10% interest rate will apply above the prevailing interest that applies at such time).

The Convertible Notes are redeemable by the noteholders in certain events, including, without limitation, the failure of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) to pay any amount due thereunder when due. Furthermore, if Closing has not occurred by 30 June 2024, at any time and from time to time, in each case with the prior written consent of holders of a majority (more than 50%) of the aggregate principal amount of the notes then outstanding, any noteholder may cause Rezolve Limited to redeem such noteholder’s notes, in whole or in part, at their aggregate principal amount plus accrued and unpaid interest (provided that interest shall be deemed to have accrued at a rate of seven and a half percent (7.50%) per annum from 11 January 2024).

Rezolve Limited (and after the Pre-Closing Demerger, Rezolve) may, at any time up to and including 31 December 2024, irrevocably offer to redeem all, but not some only, of a noteholder’s Convertible Notes (including accrued interest thereon) in cash at a price equal to the sum of (i) the product of (x) 2 and (y) the then outstanding aggregate principal amount in respect of such notes and (ii) accrued and unpaid interest on the relevant notes.

Under the terms of the Loan Note Instrument, Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) has given certain covenants to the noteholders which remain in force while the Convertible Notes are outstanding, including that (i) Rezolve Limited and its subsidiaries (or after the Pre-Closing Demerger, Rezolve and its subsidiaries) shall not incur any indebtedness that would rank pari passu or senior to the Convertible Notes without the prior consent of holders of more than two-thirds of the aggregate principal amount of the Convertible Notes outstanding from time to time (the “Noteholder Majority”) and in each case such indebtedness shall be subject to an intercreditor agreement on terms satisfactory to the Noteholder Majority.; and (ii) for so long as one or more of Apeiron Investment Group Ltd, Bradley Wickens and any of their respective affiliates (including any other person with the prior written consent of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve), not to be unreasonably withheld, delayed or conditioned) holds at least $20,000,000 in aggregate of the principal amount of the Convertible Notes from time to time, Rezolve Limited and its subsidiaries (or after the Pre-Closing Demerger, Rezolve and its subsidiaries) shall not enter into any Extraordinary Transactions (as defined below) without the prior consent of a Noteholder Majority.

The definition of “Extraordinary Transactions” covers the occurrence of (a) making, or permitting any subsidiary to make, any loan or advance to any person unless such person is wholly owned by Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) or, in the case of a natural person, is an employee or director of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) and such loan or advance is made in the ordinary course of business under the terms of an employee stock or option plan that has been notified to the noteholders; (b) guaranteeing, directly or indirectly, or permitting any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of Rezolve Limited or any of its subsidiaries (or after the Pre-Closing Demerger, Rezolve or any of its subsidiaries) arising in the ordinary course of business; (c) changing the principal business of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve), entering new lines of business, or exiting the current line of business; (d) selling, assigning, licensing, charging, pledging, or encumbering material technology or intellectual property, other than licenses granted in the ordinary course of business; (e) entering into any corporate strategic relationship, joint venture, cooperation or other similar agreement, other than in the ordinary course of business; (f) (i) prior to the date of Closing, acquiring or disposing of assets (including shares) where the consideration paid or received exceeds $1,000,000; or (ii) following the date of Closing, acquiring or disposing of assets (including shares) (x) where the consideration paid or received exceeds twenty per cent. (20.00%) of the 90-Day average market cap of the Company (calculated by reference to the 90-Day VWAP of the Company’s shares multiplied by the number of issued and outstanding shares at the relevant time ;or (y) other than (A) on arm’s length terms; ; (g) amending the articles of association of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) in a manner that is adverse to the noteholders; (h) effecting any merger, combination, reorganization, scheme of arrangement, restructuring plan or other similar transaction except for any merger, combination or scheme of arrangement undertaken solely to implement the acquisition or disposition of assets which would not constitute an Extraordinary Transaction (as defined in the Loan Note Instrument) under (f); and (i) liquidating, dissolving or winding up the affairs of Rezolve Limited (or after the Pre-Closing Demerger, Rezolve).

The Convertible Notes will not be repaid at the Closing of the Business Combination and will either convert into Rezolve Ordinary Shares or remain outstanding. The Convertible Notes will not be registered under the

Securities Act and have been issued in reliance on the exemption from registration requirements thereof provided by Regulation S promulgated thereunder as a transaction solely to non-US persons (as defined in Regulation S).

Rezolve Limited (and after the Pre-Closing Demerger, Rezolve) has agreed that, within forty five (45) days from the date of listing on Nasdaq (the “Registration Deadline”), it will file with the SEC a registration statement (the “Registration Statement”) registering the resale of the Convertible Notes held by any Major Investors from time to time (any Convertible Notes and Rezolve Shares held by Major Investors, the “Registrable Securities”) and shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the sixtieth (60th) calendar day (or ninetieth (90th) calendar day if the SEC notifies Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) that it will “review” the Registration Statement) following the Registration Deadline.

Rezolve Limited (and after the Pre-Closing Demerger, Rezolve) has agreed to cause such Registration Statement, or another shelf registration statement that includes the Registrable Securities to remain effective until the earlier of (i) the date on which each Major Investor and its affiliates cease to hold any Registrable Securities or (ii) on the first date on which each Major Investor and its affiliates are able to sell all of their Registrable Securities under Rule 144 without limitation as to the manner of sale or the amount of such securities that may be sold. Prior to the effective date of the Registration Statement, Rezolve Limited (and after the Pre-Closing Demerger, Rezolve) will use commercially reasonable efforts to qualify the Registrable Securities for listing on the applicable stock exchange.

If the SEC prevents Rezolve Limited (or after the Pre-Closing Demerger, Rezolve) from including any or all of the Registrable Securities proposed to be registered for resale under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Rezolve securities by the applicable shareholders or otherwise, (i) such Registration Statement shall register for resale such number of Rezolve securities which is equal to the maximum number of Rezolve securities as is permitted by the SEC and (ii) the number of Rezolve securities to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders. “Major Investor” means any noteholder that, individually or together with such noteholder’s affiliates, holds at least $5,000,000 in aggregate principal amount of Convertible Notes or at least 5,000,000 Rezolve Shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

In March 2023, the Company obtained two unsecured convertible loans from a related party (Igor Lychagov) consisting of $2,000,000 and €2,000,000. Each loan bears a borrowing fee of $660,000 and €660,000, respectively, which has been recorded in interest expense in the year ended December 31, 2023. The loans were due to mature on July 31, 2023 or at the option of the investor, can be converted into ordinary shares of the Company including the accrued borrowing fees at a conversion rate of 0.50 to the Company’s share price at listing after completing any reorganization. The loans were not repaid by the maturity date at which until further terms and conditions are negotiated such as extended repayment terms or conversion into ordinary shares of the Company, the Company was in default of the two unsecured convertible loans and the loans remained repayable on demand at December 31, 2023. On January 26, 2024, the two unsecured convertible loans were added to the Company’s senior secured convertible notes. The loan principal and accrued borrowing fees were rounded to a sum of $8,000,000. The key terms of the loan amendment include that of the senior secured convertible notes, as noted below.

The maturity date was extended to three years from the date of an IPO or Business Combination, or December 31, 2024 if an IPO or Business Combination with a publicly listed company has not yet occurred by December 31, 2024. The interest rate was reduced to 7.5% per annum from the date that the amendment was executed. Conversion into ordinary shares of the Company is at the option of the investor from any date of an IPO or Business Combination with a publicly listed company. The conversion price has been amended to the lesser of 1) 70% of the price per share implied in connection with an IPO or Business Combination with a publicly listed company and 2) any of the quarterly VWAPs for the four immediately preceding quarterly reset dates as selected by the noteholder after the date of an IPO or Business Combination with a publicly listed company and prior to the maturity date.

As a result of the loan amendment and addition to the Company’s senior secured convertible notes, the default was remediated.

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price at which an asset could be exchanged or a liability transferred in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or derived from such prices. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

The Company reports all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

Fair value measurement at reporting date:

Description	Level 1	Level 2	Level 3
December 31, 2023
Fair value on recurring basis
(1) Share-based payment liability . . . . . . . . . . . . . . . . . . .	—	—	$1,177,617
December 31, 2022
Fair value on recurring basis
(1) Share-based payment liability	—	—	$1,311,028

(1)	The fair value of the share-based payment liability was valued using a discounted cash flow method using a risk adjusted discount rate of 10.8%.

The carrying amount of the Company’s cash, accounts receivable, accounts payable and accrued expenses approximated their fair values due to their short term to maturity.

Other Convertible Promissory Notes and Warrants

In February 2024, certain persons (including Apeiron Investment Group Ltd and certain related parties of Rezolve) entered into subscription agreements (all on substantially the same terms) with Rezolve Limited and

Rezolve AI Limited (“Subscription Agreements”) to subscribe for convertible promissory notes with a total principal amount of $2,849,906 (the “Promissory Notes”) in consideration for an advance by each subscriber to Rezolve Limited of an amount equal to 80% of the principal amount subscribed (such amount being the “Net Investment Amount”).

The Promissory Notes were issued during the course of February 23, 2024 pursuant to the terms of convertible promissory note instruments entered into by Rezolve Limited and Rezolve AI Limited (all on substantially the same terms) in favour of the subscribers (“Promissory Note Instruments”).

With effect from the completion of the Pre-Closing Demerger, the rights and obligations of Rezolve Limited under the Subscription Agreements and the Promissory Note Instruments shall be novated to Rezolve AI Limited.

Pursuant to the Promissory Note Instruments, the Promissory Notes will mature on the date falling 6 months from the date of their issue (or as extended at the option of the noteholder) unless an event of default occurs that triggers an acceleration of the repayment obligation, and bears interest of 10% per annum (save where an event of default has occurred and is continuing, an 18% interest rate will apply). The Promissory Notes are freely transferrable in whole or in part, subject to the terms of the Promissory Notes Instrument.

The Promissory Notes are convertible into ordinary shares in Rezolve AI Limited upon the public listing of the ordinary shares in Rezolve AI Limited, or if either an event of default occurs or the Promissory Notes reaches maturity. The noteholders may elect to convert all or part of the amount outstanding under their Promissory Note into ordinary shares at the “Conversion Price” (being the lower of (i) $10 per share (the “Fixed Price”) or (ii) 90% of the lowest daily VWAP during the ten (10) consecutive trading days immediately preceding the conversion date or other date of determination (the “Variable Price”) but which Variable Price shall not be lower than the “Floor Price” (being $2.00 per share unless reduced by Rezolve) then in effect), however subject to the conversion limitation whereby the issue of ordinary shares upon conversion would exceed the number of ordinary shares that Rezolve AI Limited may issue in a transaction in compliance with its obligations under rules or regulations of Nasdaq (the “Exchange Cap”) (unless Rezolve AI Limited shareholders have approved such issuances, or if Rezolve AI Limited is permitted to follow (and has elected to do so) its home country practices instead of the stockholder approval requirements of Nasdaq Rule 5635).

Rezolve AI Limited has the right to redeem early a portion or all amounts outstanding under the Promissory Notes upon 10 trading days prior written notice (“Redemption Notice”), provided that on the date of the Redemption Notice the VWAP of the ordinary shares in Rezolve AI Limited is less than the Fixed Price. The Promissory Notes may also be redeemed early by Rezolve prior to the completion of the Business Combination. Upon such early redemption of a Promissory Note, and in addition to the principal and interest outstanding, a redemption premium of 10% of the principal amount being redeemed is payable to the noteholder. Upon receipt of a Redemption Notice, the noteholder shall have 10 trading days to elect to convert all or any portion of the Promissory Note.

Following the public listing of the ordinary shares in Rezolve AI Limited, if a “Trigger Event” occurs (being where (i) the daily VWAP is less than the Floor Price for five (5) trading days during a period of seven (7) consecutive trading days (the “Floor Price Trigger”), or (ii) Rezolve AI Limited has issued in excess of 99% of the ordinary shares available under the Exchange Cap unless Rezolve AI Limited shareholders have approved such issuances, or if Rezolve AI Limited is permitted to follow (and has elected to do so) its home country practices instead of the stockholder approval requirements of Nasdaq Rule 5635) (the “Exchange Cap Trigger”)), then Rezolve AI Limited shall make monthly payments equal to 25% of the original principal of such Promissory Note per month (or, if lesser, the then outstanding principal of the Promissory Note) plus a payment premium of 10% of the principal amount being paid, plus any accrued and unpaid interest as of each payment date, with such monthly payment obligation to cease if any time after the date of a Trigger Event, (i) in the event of a Floor Price Trigger, the daily VWAP is greater than 110% of the Floor Price for any 5 of 7 consecutive trading days, or the date Rezolve AI Limited reduces the Floor Price (in accordance with its rights to do so under the Promissory Note Instruments), or (ii) in the event of an Exchange Cap Trigger, the date Rezolve AI Limited has obtained stockholder approval to increase the number of ordinary shares under the Exchange Cap (or if the Exchange Cap no longer applies), unless a subsequent Trigger Event occurs.

Pursuant to the Subscription Agreements, each subscriber shall also be granted freely transferrable warrants by Rezolve AI Limited upon completion of the Business Combination, with the warrant subscription value for each subscriber to be two (2) times the Net Investment Amount. The warrants shall confer the right to each warrantholder to subscribe for ordinary shares in Rezolve AI Limited at the exercise price of $8.00 per share (which may be adjusted upon an alteration of Rezolve AI Limited’s share capital), and which may be exercised until 31 January 2027 (“Expiry Date”). If before the Expiry Date it comes to the attention of Rezolve AI Limited of an “Exercise Event” (being a takeover offer for Rezolve AI Limited, or an offer made to all ordinary shareholders by Rezolve AI Limited to purchase its own shares) it shall give notice to each warrantholder to allow such holder to exercise their warrants (on condition that such notified Exercise Event does occur within 14 days of the notice), and if such Exercise Event does occur then any unexercised warrants shall lapse.

Rezolve AI Limited may (and shall on the written request by warrantholders holding at least one-fifth of the warrants then outstanding) convene a meeting of warrantholders, and such meeting shall have power to sanction any modification or compromise in respect of rights of the warrantholders including any provisions of the warrant instrument, and to appoint any person as agent to represent the interests of warrantholders.

MANAGEMENT AND COMPENSATION OF REZOLVE

Management of Rezolve Following the Business Combination

As contemplated by the Business Combination Agreement, Rezolve’s board of directors following the Business Combination will be comprised of eight directors (provided that Daniel Wagner shall have the right to appoint an additional director to the Board from time to time).

The following sets forth certain information concerning the persons who are expected to serve as Rezolve’s directors and executive officers following the consummation of the Business Combination, including their ages, as of May 31, 2023.

Name	Age	Title
Daniel Wagner	59	CEO, and director
John Wagner	90	Non-executive director
Anthony Sharp	60	Non-executive director
Sir David Wright	78	Non-executive director
Stephen Perry	62	Non-executive director
Derek Smith	77	Non-executive director
Douglas Lurio	66	Non-executive director
Stephen Herbert	60	Non-executive director
Peter Vesco	60	Chief Commercial Officer and General Manager (EMEA)
Richard Burchill	51	Chief Financial Officer
Sauvik Banerjjee	47	CEO Products, Technology, and Digital Services
Salman Ahmad	49	Chief Technology Officer

Biographical information concerning the directors and executive officers listed above is set forth below.

Executive Director

Daniel Wagner.

Mr. Wagner founded Rezolve and has served as Chief Executive Officer and as a director on the board of directors of Rezolve Limited since June 2016. Prior to joining Rezolve, Mr. Wagner founded M.A.I.D. in 1984, an online information service, and built the business into a leading player, when it was sold to Thomson Reuters for $500 million. He then developed Venda in 1998, a provider of on-demand enterprise eCommerce (which included Tesco, Laura Ashley, Neiman Marcus, Lands End, Under Armor and TJX Companies among its clients), which was sold in 2014 to NetSuite, a subsidiary of Oracle Corporation. Mr. Wagner has founded numerous other internet-commerce businesses including SmartLogik in 2000, BuyaPowa in 2010, Powa in 2009, and Attraqt in 2003. Rezolve believes Mr. Wagner is qualified to serve on the board because of his historical knowledge, operational expertise, leadership and the continuity that he brings to our board as our founder and Chief Executive Officer.

Non-Executive Directors

Stephen Perry.

Dr. Perry served on the board of directors of Rezolve as a non-executive director from October 2016 to April 2019 and rejoined in January 2022. Dr. Perry also serves as a Senior Advisor for Fintech and Payments. Prior to joining Rezolve, he worked at Visa for 25 years, first, as Head of Strategy, then as Chief Financial Officer for three years, then as Chief Commercial Officer for 15 years and finally as Chief Digital Officer until December 2015. He also served as an advisor for B-Secur from 2016 to 2018, an advisory board member of Syntel from

2016 to 2017, a non-executive director of MYPINPAD from 2016 to 2018, an advisor for Splitit from 2016 to 2019, an advisor for Good Causes from 2017 to 2019, a strategic advisor for A2P from 2017 to 2019, a non-executive chairman for V9 Group from 2016 to 2020, a non-executive director for Bink from 2016 to 2021, an advisor for 1818 Venture Capital from 2019 to 2021. He also serves as the non-executive chair of Willo and myNexus. He holds a degree in Economics from Wolverhampton Polytechnic, a Masters in Economics from the University of London and a PhD from Keele University. He was awarded the honour of Order of Merit (Cavalieri) in Italy in 2005. Rezolve believes Dr. Perry is qualified to serve on the board because of his experience as a director of technology companies and his experience with investments in technology companies.

Dr. Derek Smith.

Dr. Smith has served on the board of directors of Rezolve since January 2022. He has also served as chairman of Rhinegold Publishing Ltd from 2007 to 2019. He also served on the board of Opinion Research Corporation from 1997 to 2003. Dr Smith has a BA in Economics from the University of Nottingham and a PhD in Economics from the University of Nottingham. Rezolve believes Dr. Smith is qualified to serve on the board because of his history of holding leadership roles in various companies.

John Wagner.

Mr. Wagner has served as a director on the board of directors of Rezolve since February 2016. Prior to joining Rezolve, he was a non-executive director of Powa Technologies from 2008 to 2016 and chairman of Folding Helmet Technology from 2012 to 2019. He was also chairman of Preventon, a provider of cybersecurity software. He studied law and economics at the London School of Economics and marketing at the Institute of Marketing. He is also an alumnus of the British and American programme in marketing management at Harvard Business School. Rezolve believes Mr. Wagner is qualified to serve on the board because he brings significant experience to the Rezolve board, having been the managing director or executive director of several businesses, including BMW (GB) Ltd, Volvo GB, Volkswagen/Audi, Grundig (GB) Ltd, and Hasselblad (US and UK).

Anthony Sharp.

Mr. Sharp has served as a director on the board of directors of Rezolve since August 2016. Prior to joining Rezolve, he has been an early-stage investor, including in lastminute.com, GoAmerica, and Silicon.com. He has participated on 42 boards across the fintech, security, marine, media, leisure, manufacturing, hospitality and property sectors as a chairman, non-executive director and executive director. Rezolve believes Mr. Sharp is qualified to serve on the board because of his long history of serving on the boards of various companies.

Sir David Wright.

Sir Wright has served as a director on the board of directors of Rezolve since August 2019. Prior to joining Rezolve, he was Vice-Chairman of Barclays from 2003 to 2018, Private Secretary to HRH The Prince of Wales from 1988 to 1990 and the first CEO of British Trade International, subsequently UK Trade and Investment, from 1976 to 1980. He served as ambassador to South Korea from 1990 to 1994 and ambassador to Japan from 1996 to 1999. He also holds the honours of GCMG (Knight Grand Cross of the Order of St Michael and St George) and LVO (Lieutenant Royal Victorian Order Grand Cordon of the Rising Sun). Rezolve believes Sir David Wright is qualified to serve on the board because of his diverse diplomatic and financial experience.

Douglas Lurio.

Mr. Lurio is expected to serve as a director on the board of directors of Rezolve. Mr. Lurio has served as President and a Director of Armada since its inception in November 2020. He was the outside general counsel of USA Technologies, Inc. (which changed its name to Cantaloupe, Inc. on April 15, 2021, Nasdaq: CTLP), a publicly traded FinTech company (“USAT”) for 29 years from its founding in 1991 until April 2020. He also served as a Director of USAT from 1999 to 2012 and as corporate Secretary from 2012 to April 2020. Since 1991, Mr. Lurio has been the founder and President of Lurio & Associates, P.C., a law firm based in Philadelphia, Pennsylvania, which focuses on corporate and securities law. From 1984 to 1991, he was an attorney with the law firm of Dilworth Paxson, first as an associate and then as a partner in the securities and corporate group in 1990. He attended Franklin & Marshall College (B.A., Government), Villanova Law School (Juris Doctor) and Temple Law School (LLM, Taxation). Rezolve believes Mr. Lurio is qualified to serve on the board because of his significant experience in public company mergers, acquisitions and capital raising, his longstanding service as outside general counsel to USAT, his significant knowledge of and experience with the financial technology and payments business, and his public company board experience with Armada.

Stephen Herbert.

Mr. Herbert is expected to serve as a director on the board of directors of Rezolve. Prior to joining Rezolve, he served as Chief Executive Officer and Chairman of Armada since its inception in November 2020. Mr. Herbert was affiliated with USAT in various positions from April 1996 to October 2019, most recently as CEO from November 2011 until he left the company. From 1986 to April 1996, Mr. Herbert was employed by Pepsi-Cola, the beverage division of PepsiCo, Inc., in various capacities, most recently as Manager of Market Strategy where he was responsible for directing development of market strategy for the vending channel, and subsequently, the supermarket channel for Pepsi-Cola in North America. Mr. Herbert graduated with a Bachelor of Science degree from Louisiana State University. Rezolve believes Mr. Herbert is qualified to serve on the board because of his executive leadership at USAT, including his significant knowledge of and experience with its financial technology and payments business, his experience building and scaling high growth fintech companies, and his public board experience with Armada.

Executive Officers

Peter Vesco.

Mr. Vesco has served as the Chief Commercial Officer and General Manager (EMEA) of Rezolve since March 2020. Prior to joining Rezolve, he has held executive roles in numerous companies, including as CEO of ClickandBuy and SVP of Deutsche Telekom Payments (between 2011 and 2016) and President Hypercom EMEA (between 2009 and 2016). He also served on the Advisory Board of Mastercard Europe from 2012 to 2016. He holds a Masters degree in Philosophy and Theology from Goethe-Universität Frankfurt, a degree in Marketing and Product Management and a degree in business administration from the University of Huddersfield.

Richard Burchill.

Mr. Burchill has served as the Chief Financial Officer of Rezolve since September 2021. Prior to serving as Chief Financial Officer of Rezolve, Mr. Burchill served as Group Finance Director with Rezolve. Prior to joining Rezolve, he was the Group Treasurer at Arcadia Group Ltd from 1999 to 2021. From 2014 to 2021, he served as a director of the main operating board of Arcadia Group Ltd. He also served as director of card services at Arcadia Group Ltd from 2006 to 2021. He holds a degree in Accounting and Finance from Middlesex University and is a member of the Chartered Institute of Management Accountants.

Sauvik Banerjjee.

Mr. Banerjjee has served as the CEO Products, Technology, and Digital Services of Rezolve since August 2022. Prior to serving as the Chief Executive Officer of Products, Technology, and Digital Services of Rezolve, Mr. Banerjee was the Chief Technology Officer and founding team member at Tata Digital and Tata Neu- The Super App. He was also the founding Chief Technology Officer of TataCli0. Prior to that, he held various management positions, including positions at SAP, Accenture and Infosys. He completed research on Natural Language Processing and Physical Robotics at the University of Sunderland and the University of Durham, and he holds a Master’s Degree in Economics and Financial Computing from the University of Calcutta.

Dr. Salman Ahmad.

Dr. Ahmad has served as the Chief Technology Officer of Rezolve since October 2017. Prior to joining Rezolve, he was the CTO and co-founder of Kenja Corp, an enterprise workflow platform, from 2011 to 2017. Prior to that, he was Engineering Director at Picsel Technologies from 2006 to 2011. Salman earned a First Class Honours degree in computer science and a doctorate in 3D graphics and AI from Loughborough University.

Family Relationships

Except for Daniel Wagner, CEO and director, being the son of John Wagner, a non-executive director on the board of directors, there are no family relationships between any of the executive officers and directors.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq rules, we will comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of certain limited exemptions, such as:

•	Exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;

•

Exemption from Section 16 under the Exchange Act, which requires insiders to file public reports of their securities ownership and trading activities and provides for liability for insiders who profit from trades in a short period of time;

•

Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers;

•	Exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;

•

Exemption from the requirement that our board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•

Exemption from the requirements that director nominees are selected, or recommended for selection by our board, either by (i) independent directors constituting a majority of our board’s independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which means that we are permitted to follow certain corporate governance rules that conform to U.K. requirements in lieu of many of the Nasdaq corporate governance rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Controlled Company Exemption

Daniel Wagner, the Rezolve Founder and Chief Executive Officer controls 75% of the voting power of our outstanding capital stock. As a result, we are a “controlled company” within the meaning of the Nasdaq listing standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

In the event that we cease to be a “controlled company” and our shares continue to be listed on the Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Corporate Governance

We intend to structure our corporate governance in a manner that we and Armada believe will closely align our interests with those of our shareholders following the Business Combination. Notable features of this corporate governance include that:

•	at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC; and

•	we plan to implement a range of other corporate governance practices.

Independence of Directors

We expect that upon consummation of the Business Combination, five members of our board will be independent directors and our board will have audit, remuneration and nominating and corporate governance committees. We expect we will adopt standard practices of the United Kingdom with respect to the independence of directors serving on the remuneration and nominating and corporate governance committees.

Rezolve Board of Directors Composition

We expect our board of directors following the Business Combination to be comprised of eight directors (provided that Daniel Wagner shall have the right to appoint an additional director to the Board from time to time), five of whom will qualify as independent directors as defined in the Nasdaq listing requirements. Daniel Wagner will serve as the Chairman of the board of directors and Anthony Sharp will serve as deputy Chairman.

Directors may be appointed and removed by an ordinary resolution of the shareholders. In addition, directors may be appointed either to fill a vacancy arising from the resignation of a former director or as an addition to the existing board by the affirmative vote of a simple majority of the directors present and voting at a board meeting. A director may be removed by a resolution passed by all of the other directors at a meeting of the directors, or by written notice from all of the other directors. Each of our directors holds office until he or she resigns or is vacated from office. There will be a three-year rotation pattern.

Our board will be divided into three classes serving staggered three year terms. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three year term at the annual meeting of stockholders in the year in which their term expires. As a result of this classification of directors, it generally takes at least two annual meetings of stockholders for stockholders to effect a change in a majority of the members of our board of directors. Messrs. Douglas Lurio and Stephen Herbert will be Class I directors and will serve until our annual meeting in 2025. Messrs. Anthony Sharp, Sir David Wright, Stephen Perry and Derek Smith, are Class II directors and will serve until our annual meeting in 2026. Messrs. Dan Wagner and John Wagner are Class III directors and will serve until our annual meeting in 2027.

Upon completion of the Business Combination, the board of directors has determined that Anthony Sharp, Sir David Wright, Stephen Perry, Derek Smith and Douglas Lurio would satisfy the general independence requirements under SEC and Nasdaq rules. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act and the listing requirements of the Nasdaq.

Role of Rezolve Board of Directors in Risk Oversight

Upon the consummation of the Business Combination, one of the key functions of our board of directors will be informed oversight of our risk management process. Our board of directors does not anticipate having a standing risk management committee but expects that our board of directors will oversee risk management, and we also expect that the various standing committees of the board of directors will address risks inherent in their respective areas of oversight. In particular, the board of directors will be responsible for monitoring and assessing strategic risk exposure, and our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. Our remuneration committee will also assess and monitor whether our compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Committees of the Rezolve Board of Directors

Upon consummation of the Business Combination, our board of directors will establish a separately standing audit committee, remuneration committee and nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

Audit Committee

Our audit committee will be responsible for, among other things:

•	meeting with our independent registered accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

•	monitoring the independence of the independent registered public accounting firm;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

•	appointing or replacing the independent registered public accounting firm;

•

determine the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent registered public accounting firm regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

•	reviewing our policies on risk assessment and risk management; and

•	reviewing related person transactions.

Rezolve’s audit committee will initially consist of Anthony Sharp, Derek Smith and Steve Perry, with Steve Perry serving as the chair of the committee. Each of the directors who will serve on the audit committee will qualify as independent directors according to the applicable rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members will meet the requirements for financial literacy under applicable SEC and Nasdaq rules and at least one of the audit committee members will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. Our board of directors will adopt written terms of reference for the audit committee, which will be available on our website after adoption.

Remuneration Committee

Our remuneration committee will be responsible for, among other things:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of our other executive officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with any disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.; and

•	retaining and overseeing any compensation consultants.

Our remuneration committee will initially consist of Anthony Sharp, Derek Smith and Steve Perry, with Steve Perry serving as the chair of the committee. Our board of directors will adopt a written terms of reference for the remuneration committee, which will be available on our website after adoption.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of the committees of our board of directors;

•	reviewing and making recommendations to our board of directors with respect to our board leadership structure;

•	reviewing and making recommendations to our board of directors with respect to management succession planning; and

•	developing and recommending to our board of directors corporate governance principles.

Our nominating and corporate governance committee will initially consist of Anthony Sharp, Derek Wright and Derek Smith, with Derek Smith serving as the chair of the committee. Our board of directors will adopt a written terms of reference for the nominating and corporate governance committee, which will be available on our website after adoption.

Code of Ethics

Our board of directors will adopt a Code of Ethics applicable to our directors, executive officers and team members that complies with the rules and regulations of the SEC and Nasdaq. The Code of Ethics will be available on our website.

Limitation on Liability and Indemnification of Officers and Directors

English law limits in certain respects the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors. Accordingly a provision will be void if it provides an indemnity against (i) any liability of the director to pay a fine imposed in criminal proceedings, or a sum payable to a regulatory authority as a penalty for non-compliance with a regulatory requirement or (ii) liability incurred by the director in defending criminal proceedings in which he is convicted, in defending civil proceedings brought by the company in which judgement is given against him or in connection with an application for relief in which the court refuses to grant him relief. The amended and restated memorandum and articles of association of Rezolve that will be adopted upon completion of the Proposed Transactions provide for indemnification of Rezolve’s officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. In addition, Rezolve intends to enter into indemnification agreements with each of its executive officers and directors. The indemnification agreements will provide the indemnitees with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under English law, subject to certain exceptions contained in those agreements. Rezolve will also purchase a policy of directors’ and officers’ liability insurance to be effective upon completion of the Business Combination that insures Rezolve’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Rezolve against its obligations to indemnify its officers and directors.

These indemnification obligations may discourage shareholders from bringing a lawsuit against Rezolve’s officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Rezolve’s officers and directors, even though such an action, if successful, might otherwise benefit Rezolve and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent Rezolve pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

Rezolve believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

For further details on the indemnity provisions referred to in the articles of association of Rezolve, see the section entitled “Description of Rezolve Ordinary Shares and Articles of Association” of this proxy statement/prospectus, and for a summary of the indemnification agreement, see the section entitled “Indemnification Agreements with Officers and Directors”.

Rezolve Executive Officer and Director Compensation

The aggregate cash compensation paid by Rezolve and its subsidiaries to its executive officers and directors who are expected to serve as executive officers and directors of Rezolve following the completion of the Business Combination for the year ended December 31, 2022 was $2,213,626.

Executive Officer and Director Compensation Following Completion of the Proposed Transactions

Rezolve’s policies with respect to the compensation of its executive officers following completion of the Business Combination will be administered by its board of directors in consultation with the remuneration committee. The compensation decisions regarding Rezolve’s executives will be based on the need to attract individuals with the skills necessary for the company to achieve its business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the company’s expectations. To that end, following completion of the Business Combination, Rezolve intends to establish an executive compensation program that is competitive with other similarly-situated companies in its industry. This is expected to include establishment of base salary, cash annual bonus and long-term equity compensation awards that are, in each case, consistent with market practices and designed to incentivize, motivate and retain key employees.

Service Agreement with Daniel Wagner

Daniel Wagner is currently engaged as Rezolve’s Chief Executive Officer under a service agreement entered into on April 1, 2016. He is entitled to a base salary of £600,000 per annum. In addition to his base salary, he is entitled to participate in a bonus scheme, which may be paid from time to time at the discretion of the remuneration committee.

The agreement may be terminated by either party on one year’s written notice or, immediately by us, in the event of default, which includes, but is not limited to circumstances in which, Mr. Wagner is disqualified from acting as a director, convicted of a criminal offence, declared bankrupt, found guilty of fraud or conducting gross misconduct. In the event of early termination not caused by an event of default, we may exercise our discretion to make a payment in lieu of notice to Mr. Wagner. The agreement includes certain restrictive covenants, and, upon termination, Mr. Wagner is restricted from becoming involved, directly or indirectly, with any business which is similar to or competitive with Rezolve, for a period of six months.

Service Agreement with Richard Burchill

Richard Burchill entered into a service agreement on September 6, 2021 with a commencement date of September 13, 2021. He is entitled to an initial salary of £220,000 per annum. In addition, Richard has been granted 2,000,000 options over Ordinary Shares exercisable at nominal value per share (the number of shares to be adjusted as a result of the Company Reorganization) which are exercisable on listing of the Company or three years from the date of execution of the agreement, whichever is the earlier.

During the first three months of the agreement, it could be terminated on one months’ notice. After the first three months, the agreement may be terminated by either party providing not less than three month’s written notice to the other party. The agreement can be terminated for cause by the Company with immediate effect for reasons including, but not limited to, if Mr. Burchill (i) is in breach of the Company’s corruption, bribery or related policies, (ii) is guilty of any gross misconduct affecting the business of Rezolve, (iii) commits any serious or repeated breach, (iv) is negligent and incompetent, (v) is declared bankrupt, (vi) is convicted of any criminal offence or any insider dealing offence, (vii) ceases to be eligible to work in England, (viii) is guilty of fraud or dishonesty, (ix) is guilty of a serious breach of any rules issued by the Company regarding its electronic communications systems, or (x) is unable by reason of incapacity to perform his duties for 26 weeks in a 52 week period. The agreement contains various restrictive covenants for a period of three or four months after termination, depending on the restriction in question.

Non-executive Director Letters of Appointment (John Wagner, Anthony Sharp, Sir David Wright, Derek Smith, Stephen Perry, Douglas Lurio and Stephen Herbert)

Terms of non-executive director appointment letters (John Wagner, Anthony Sharp, Sir David Wright, Derek Smith, and Stephen Perry)

Rezolve has entered into letters of appointment with the above named non-executive directors which provides each director with cash compensation of £75,000 per annum for service on our board of directors. The appointment of Rezolve’s non-executive directors is for an initial period of three years and can be terminated thereafter by either Rezolve or the director upon three calendar months’ written notice.

Under the non-executive director appointment letters, Rezolve may also terminate each appointment with immediate effect and without notice including when the non-executive director is disqualified from acting as a director; is not re-elected as a director when the director submits himself or herself for re-election; vacates their office under Rezolve’s articles; commits a material breach of his or her obligations under the letter of appointment and it is not remedied within 14 days of Rezolve specifying the breach and requiring its remedy; has been guilty of any fraud or dishonesty or acts in any manner which, in Rezolve’s opinion, brings or is likely to bring Rezolve into disrepute or is materially adverse to Rezolve’s interests.

Terms of non-executive director appointment letters (Douglas Lurio and Stephen Herbert)

Rezolve will enter into letters of appointment with the above named non-executive directors on the same terms as set out above with the exception of the term of appointment, which will be for a period of one year.

Equity Compensation - Long Term Incentive Plan

Upon completion of the Business Combination, Rezolve’s board of directors, subject to shareholder approval, will adopt the Rezolve Incentive Equity Plan in order to facilitate the grant of cash and equity incentives to its directors, employees (including executive officers) and consultants and its affiliates and to enable it and certain of its affiliates to obtain and retain services of these individuals, which is essential to Rezolve’s long-term success.

The purpose of the Rezolve Incentive Equity Plan is to enhance Rezolve’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of shareholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in the company and providing a means of recognizing their contributions to our success. Rezolve’s board of directors believes that equity awards are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help us meet our goals.

The aggregate number of Rezolve Ordinary Shares that will be available for issuance under the Rezolve Incentive Equity Plan will initially be equal to 15% of the fully diluted and issued equity securities post-Closing less any amount issued or reserved for issuance pursuant to any Other Arrangements.

Following the completion of the Business Combination, the remuneration committee may make grants of awards under the Rezolve Incentive Equity Plan to key employees, in forms and amounts to be determined by the remuneration committee. The right to grant and determine who shall be granted one half of the awards has been delegated to Daniel Wagner. No final decisions have been made with respect to grants of equity awards under the Rezolve Incentive Equity Plan.

For more information, please see “ Proposal No. 3—The Incentive Equity Plan Proposal” elsewhere in this proxy statement/prospectus.

Management and Compensation of Armada Prior to the Business Combination

No executive officer has received any cash compensation for services rendered to Armada. Commencing on the date of its initial public offering through the acquisition of a target business or Armada’s liquidation of the Trust Account, Armada will pay its sponsor $10,000 per month for providing Armada with office space and certain office and secretarial services. However, this arrangement is solely for Armada’s benefit and is not intended to provide Armada’s officers or directors compensation in lieu of a salary. Armada may also pay consulting, finder or success fees to its initial stockholders, officers, directors or their affiliates for assisting Armada in consummating its initial business combination with such fee to be determined in an arms’ length negotiation based on the terms of the business combination.

Other than the $10,000 per month administrative fee, the payment of consulting, success or finder fees to its sponsor, officers, directors, or their affiliates in connection with the consummation of its initial business combination and the repayment of the up to $2,433,034 in loans made by its sponsor to Armada, no compensation or fees of any kind will be paid to Armada’s sponsor, members of its management team or their respective affiliates, for services rendered prior to or in connection with the consummation of its initial business combination (regardless of the type of transaction that it is). However, they will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on Armada’s behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of consulting, success or finder fees payable by Armada upon consummation of an initial business combination. Additionally, there is no limit on the amount of out-of-pocket expenses reimbursable by Armada; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the Trust Account, such expenses would not be reimbursed by Armada unless it consummates an initial business combination.

After its initial business combination, members of Armada’s management team who provide services to Rezolve may be paid consulting, management or other fees from the Combined Company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to Armada’s stockholders. However, the amount of such compensation may not be known at the time of the Special Meeting held to consider an initial business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation. In this event, such compensation will be publicly disclosed, as required by the SEC.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of Armada

The following table sets forth information regarding the beneficial ownership of shares of common stock of Armada as of June 24, 2024, by:

•	each person known by us to be the beneficial owner of more than 5% of outstanding shares of Armada common stock;

•	each of Armada’s named executive officers and directors; and

•	all of Armada’s executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The following table does not reflect record of beneficial ownership of the warrants included in the units.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Class Beneficially Owned
Stephen P. Herbert	5,392,000	(1)	75.65%
Douglas M. Lurio	5,392,000	(2)	75.65%
Mohammad A. Khan	65,000	(3)	*
Thomas A. Decker	65,000	(3)	*
Celso L. White	65,000	(3)	*
Armada Sponsor LLC	5,342,000	(4)	74.95%
All directors and executive officers as a group (five individuals)	5,547,000	(5)	77.83%

*	Less than one percent.
(1)

Represents 50,000 shares of common stock held by Stephen P. Herbert directly and 5,342,000 shares held by Armada Sponsor LLC, our sponsor, of which Mr. Herbert and Douglas M. Lurio are managing members. Accordingly, all securities held by our sponsor may ultimately be deemed to be beneficially held by Mr. Herbert and Mr. Lurio.

(2)

Represents 50,000 shares of common stock held by Douglas M. Lurio directly and 5,342,000 shares held by Armada Sponsor LLC, our sponsor, of which Mr. Lurio and Stephen P. Herbert are managing members. Accordingly, all securities held by our sponsor may ultimately be deemed to be beneficially held by Mr. Herbert and Mr. Lurio.

(3)

Represents 35,000 shares held directly by each of them and 30,000 shares owned of record by the sponsor which are beneficially owned by each of them. Does not include (i) 30,000 shares beneficially owned by each of them which vest on the earlier of December 1, 2023 or the closing of the initial Business Combination or (ii) 30,000 shares beneficially owned by each of them which vest on the earlier of June 1, 2024 or the closing of the initial Business Combination.

(4)

Represents (i) 459,500 Private Placement Shares, (ii) 4,882,500 Founder Shares, and (iii) 205,000 shares held by Armada’s directors and officers. In connection with Armada’s extension of the deadline by which it has to consummate a business combination, on January 20, 2023, Armada and its Sponsor, entered into certain Non-Redemption Agreements with one or more Non-Redeeming Stockholders in exchange for the Non-Redeeming Stockholders agreeing not to redeem Armada’s public shares at the 2023 annual meeting of stockholders called by the Company at which the extension proposal was approved. The Non-Redemption Agreements provide for the allocation of up to 713,057 founders shares to the Non-Redeeming Stockholders, which shares will be transferred to the Non-Redeeming Stockholders at the closing of the Business Combination, among satisfaction of other conditions; however, subsequent to Armada’s 2023 annual meeting of stockholders, the Non-Redeeming Stockholders may elect to redeem any public shares held. The Polar Subscription Agreement, which was entered into effective as of December 12, 2023, provides that Polar will make certain Investor Capital Contributions from time to time, at the request of the Sponsor, subject to the terms and conditions of the Polar Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs. In exchange for the commitment of Polar to provide certain Investor Capital Contributions, (i) the Sponsor will transfer 880,000 shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination; and (ii) upon repayment of working capital loans by the Company, the Sponsor will return the Investor Capital Contributions at the closing of an initial business combination.
(5)

Represents (i) 459,500 Private Placement Shares held of record by the sponsor, (ii) 4,882,500 Founder Shares held of record by the sponsor, and (iii) 205,000 shares held of record by Armada’s directors and officers.

Security Ownership of Certain Beneficial Owners and Management of Rezolve

The following table sets forth information regarding the beneficial ownership of Rezolve Ordinary Shares as of the Record Date and immediately following consummation of the Business Combination by:

•	each person who is expected to be the beneficial owner of more than 5% of the outstanding Rezolve Ordinary Shares immediately following the Closing;

•	each person who will become a named executive officer or director of Rezolve following the Closing; and

•	all executive officers and directors of Rezolve following the Closing, as a group.

The expected beneficial ownership of Rezolve’s Ordinary Shares post-combination assumes two scenarios:

•

Assuming Minimum Redemptions: This presentation assumes that no public shareholders of Armada exercise redemption rights with respect to their public shares for a pro rata share of cash in the Trust Account.

•

Assuming Max Redemptions: This presentation assumes that all shares of Armada common stock are redeemed for their pro rata share of the cash in the Trust Account in connection with the Armada Share Redemptions. This scenario gives effect to Armada Share Redemptions of 1,417,687 shares of Armada common stock for aggregate redemption payments of $15,554,172 million at a redemption price of approximately $10.97 per share based on the investments held in the Trust Account as of     .

Based on the foregoing assumptions, we estimate that there would be 173,483,160 Rezolve Ordinary Shares issued and outstanding immediately following the Closing in the “minimum redemption” scenario, and 172,065,473 Rezolve Ordinary Shares issued and outstanding immediately following the Closing in the “maximum redemption” scenario. If the facts are different from the foregoing assumptions, ownership figures in the Combined Company will be different. In either a “minimum redemption” scenario or a “maximum redemption” scenario, each Rezolve shareholder that will control 10% or more of the issued securities of Rezolve following the Closing was also a shareholder of the Company that controlled 10% or more of the issued securities of the Company prior to the consummation of the Business Combination.

The information presented in the table below is as of June 24, 2024. Unless otherwise indicated, Rezolve believes that all persons named in the table below have sole voting and investment power with respect to the securities beneficially owned by them.

Unless otherwise indicated, the business address of each of the following owners is 3rd Floor, 80 New Bond Street, London, W1S 1SB, United Kingdom.

	Pre-Business Combination(1)(7)		Post-Business Combination(1)(7)
			Assuming Minimum Redemption			Assuming Max Redemption
Name of Shareholder	Number of Shares Held	%	Number of Shares Held		%	Number of Shares Held		%
5% Holders
DBLP Sea Cow Limited(2)	—	—	35,704,519		20.58	35,704,519		20.75
Igor Lychagov	—	—	34,771,000		20.04	34,771,000		20.21
Brooks Newmark	—	—	15,262,826		8.80	15,262,826		8.87
Apeiron Investment Group Limited	—	—	11,421,286		6.58	11,421,286		6.64
Aston Wagner	—	—	9,955,060		5.73	9,955,060		5.78
Cocoa Wagner	—	—	9,955,060		5.73	9,955,060		5.78
Armada Sponsor LLC	5,342,000	74.95%	3,715,943	(3)(4)(5)	2.14	3,715,943	(3)(4)(5)	2.15
Directors and Executive Officers of Rezolve Post-Proposed Transactions
Daniel Wagner(8)			4,698,504		2.70	4,698,504		2.73
John Wagner(2)	—	—	815,989		*	815,989		*
Anthony Sharp	—	—	1,879,352		*	1,879,352		*
Sir David Wright	—	—	489,593		*	489,593		*
Stephen Perry	—	—	554,872		*	554,872		*
Derek Smith	—	—	—		—	—		—
Douglas Lurio	5,392,000	75.65%	3,765,948	(3)(6)	2.17	3,765,948	(3)(6)	2.18
Stephen Herbert	5,392,000	75.65%	3,765,948	(3)(7)	2.17	3,765,948	(3)(7)	2.18
Peter Vesco	—	—	1,142,384		*	1,142,384		*
Richard Burchill	—	—	—		—	—		—
Sauvik Banerjjee	—	—	—		—	—		—
All executive officers and directors as a group (individuals)	—	—	13,396,637		6.19	13,396,637		6.23

*	Less than 1%.
(1)

Please note that the Pre-Business Combination figures assume that the Pre-Closing Demerger and the Company Reorganization has not occurred, the Convertible Notes have not converted into shares and the numbers relate to shareholdings in Rezolve Limited. The Post-Business Combination figures assume that the Pre-Closing Demerger and the Company Reorganization has occurred, the Convertible Notes have not converted into shares and the numbers relate to shareholdings in Rezolve AI Limited.

(2)	DBLP Sea Cow Limited is wholly legally owned by Daniel Wagner and is wholly beneficially owned by John Wagner.
(3)	Assumes 713,057 Founder Shares are allocated to the Non-Redeeming Stockholders by the Sponsor pursuant to the Non-Redemption Agreements.
(4)	Represents (i) 459,500 Private Placement Shares, (ii) 4,169, 500 Founder Shares, and (iii) 205,000 shares of Armada Common Stock held by Armada’s directors and officers.
(5)

Assumes 880,000 Founder Shares are allocated to Polar by the Sponsor pursuant to the Polar Subscription Agreement and 33,000 Founder Shares are allocated pursuant to a subscription agreement with an entity related to the Sponsor.

(6)

Represents 50,000 shares of Armada Common Stock held by Douglas Lurio directly and 3,715,943 shares of Armada Common Stock held by the Sponsor, of which Douglas Lurio and Stephen Herbert are managing members. Accordingly, all securities held by the Sponsor may ultimately be deemed to be beneficially held by Stephen Herbert and Douglas Lurio.

(7)

Represents 50,000 shares of Armada Common Stock held by Stephen Herbert directly and 3,715,943 shares of Armada Common Stock held by the Sponsor, of which Stephen Herbert and Douglas Lurio are managing members. Accordingly, all securities held by the Sponsor may ultimately be deemed to be beneficially held by Stephen Herbert and Douglas Lurio.

(8)

The expected beneficial ownership of Rezolve Ordinary Shares post-Business Combination is expected to be completed subsequent to the date of this proxy statement/prospectus, as the estimated number of Resolve Ordinary Shares issued and outstanding immediately following the Closing is not available as of the date of this proxy statement/prospectus.

(9)

Although the estimated number of Resolve Ordinary Shares issued and outstanding immediately following the Closing is not available as of the date of this proxy statement/prospectus, Daniel Wagner is expected to have the right to vote at least 75% of the outstanding shares.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the Closing, Rezolve will have      Rezolve Ordinary Shares, nominal value of £0.0001 each, authorized and, based on the assumptions set out elsewhere in this proxy statement/prospectus, up to 173,483,160 Rezolve Ordinary Shares issued and outstanding, assuming no shares of Armada Common Stock are redeemed in connection with the Business Combination and 5,547,000 shares held by the Armada Initial Shareholders that will be subject to certain lock-up arrangements. In addition, Rezolve is expected to have 7,500,000 Rezolve Warrants issued and outstanding, each Rezolve Warrant exercisable for one Rezolve Ordinary Share at      per share. All of the Rezolve Ordinary Shares issued to the Armada stockholders in connection with the Business Combination will be freely transferable by persons other than by Rezolve’s “affiliates” or Armada’s “affiliates” without restriction or further registration under the Securities Act.

Sales of substantial amounts of the Rezolve Ordinary Shares in the public market could adversely affect prevailing market prices of the Rezolve Ordinary Shares. Prior to the Business Combination, there has been no public market for Rezolve Ordinary Shares. Rezolve intends to apply for listing of the Rezolve Ordinary Shares and Rezolve Warrants on Nasdaq, but Rezolve cannot assure you that a regular trading market will develop in the Rezolve Ordinary Shares and Rezolve Warrants.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Armada Related Person Transactions

In February 2021, Armada issued 4,312,500 shares of common stock to its sponsor for $25,000 in cash, at a purchase price of approximately $0.006 per share, in connection with its organization. On June 16, 2021, Armada’s sponsor purchased an additional 700,000 shares of common stock at a purchase price of $0.006 per share, resulting in the sponsor holding an aggregate of 5,012,500 founder shares. On June 16, 2021, Armada’s sponsor transferred 50,000 founder shares to each of Messrs. Herbert and Lurio and 35,000 founder shares to each of Messrs. Khan, Decker and White. On July 23, 2021, Armada’s sponsor purchased an additional 1,200,000 shares of common stock at a purchase price of $0.006 per share, resulting in the sponsor holding an aggregate of 6,007,500 shares of common stock. Because Armada’s underwriters did not exercise their over-allotment option, Armada’s sponsor forfeited 1,125,000 shares of common stock as of October 1, 2021. Additionally, upon consummation of Armada’s initial business combination, the sponsor allocated membership interests representing founder shares to each anchor investor.

Armada’s sponsor purchased an aggregate of 459,500 private shares at a price of $10.00 per share for an aggregate purchase price of $4,595,000. The initial purchasers have agreed not to transfer, assign or sell any of the private shares (except in connection with the same limited exceptions that the founder shares may be transferred as described above) until after the completion of Armada’s initial business combination. In the event of a liquidation prior to Armada’s initial business combination, the private shares will likely be worthless.

In order to meet Armada’s working capital needs following the consummation of its initial public offering, Armada’s sponsor, officers and directors or their affiliates may, but are not obligated to, loan Armada funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be non-interest bearing and be evidenced by a promissory note. The notes would either be paid upon consummation of Armada’s initial business combination, without interest, or, at holder’s discretion, up to $1,500,000 of the notes may be converted into shares of common stock at a price of $10.00 per share. The shares would be identical to the private shares. In the event that the initial business combination does not close, Armada may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment.

The holders of Armada’s founder shares as well as the holders of the private shares and any shares of common stock issued to Armada’s sponsor, officers, directors or their affiliates that may be issued in payment of working capital loans made to Armada (and all underlying securities), will be entitled to certain registration rights. The holders of a majority of these securities are entitled to make up to two demands that Armada register such securities. The holders of the majority of the founder shares and private shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. Armada will bear the expenses incurred in connection with the filing of any such registration statements. In connection with the closing of the Business Combination transaction, the registration rights agreement, dated August 12, 2021, by and between Armada and the Sponsor will be terminated and Rezolve, the Sponsor and certain stockholders of Rezolve will enter into an Investor Rights Agreement. For additional information, please see the section entitled “The Business Combination Proposal — Ancillary Agreements — Investor Rights Agreement.”

Armada’s liquidity needs up to the IPO of August 17, 2021 had been satisfied through a promissory note from related parties to cover certain offering costs of $230,352. The amounts borrowed under the note were fully repaid as of August 17, 2021. Armada’s sponsor has agreed that, commencing on the effective date of the IPO through the earlier of Armada’s consummation of its initial business combination or the liquidation of the Trust Account, it will make available to Armada certain general and administrative services, including office space, utilities and administrative support, as Armada may require from time to time. Armada has agreed to pay $10,000 per month for these services. Armada believes, based on rents and fees for similar services, that these fees are at least as favorable as it could have obtained from an unaffiliated person.

On May 9, 2022, the Armada’s sponsor loaned Armada the aggregate amount of $483,034 in order to assist Armada to fund its working capital needs. The loan is evidenced by two promissory notes in the aggregate principal amount of $483,034 from Armada, as maker, to Armada’s sponsor, as payee.

On November 10, 2022, Armada’s sponsor loaned Armada $1,500,000 in order to cover the additional contribution to the Trust Account in connection with its automatic extension and $450,000 to fund its working capital needs. The promissory notes are non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which Armada consummates an acquisition, merger or other business combination transaction involving Armada or its affiliates. The principal balance may be prepaid at any time.

During July 2022, Armada fully repaid one of the promissory notes in the amount of $187,034 which represented monies loaned to Armada for the payment of Delaware franchise taxes. Armada utilized the interest earned on the trust account to repay the promissory note. Armada also paid $44,246 on behalf of Armada’s sponsor for tax services in August and September 2022. The aggregate balance outstanding under all promissory notes was $2,201,754 and $251,754 as of March 31, 2023 and September 30, 2022, respectively.

Pursuant to Armada’s second amended and restated certificate of incorporation, Armada may extend the period of time to consummate a business combination up to a total of 24 months to complete a business combination. In order to effectuate such extension, Armada’s sponsor or its affiliates or designees, upon ten days advance notice prior to the applicable deadline, must deposit into the Trust Account $1,500,000, or $0.10 per share. Any such payments would be made in the form of a loan made no later than three business days prior to the 15-month anniversary of the IPO. Any such loans will be non-interest bearing and payable upon the consummation of Armada’s initial business combination. If Armada completes its initial business combination, Armada would repay such loaned amounts out of the proceeds of the Trust Account released to it. Armada’s sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for Armada to complete our initial business combination. If Armada does not complete a business combination, such loans will not be repaid.

Armada has entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in its amended and restated certificate of incorporation.

Armada may also pay consulting, finder or success fees to its initial stockholders, officers, directors or their affiliates for assisting Armada in consummating its initial business combination with such fee to be determined in an arms’ length negotiation based on the terms of the business combination.

Other than the payments to CCM, the $10,000 per month administrative fee, the payment of consulting, success or finder fees to its sponsor, officers, directors, or their affiliates in connection with the consummation of Armada’s initial business combination and repayment of the up to $300,000 loan, no compensation or fees of any kind will be paid to Armada’s sponsor, members of Armada’s management team or their respective affiliates, for services rendered prior to or in connection with the consummation of Armada’s initial business combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on Armada’s behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of consulting, success or finder fees payable by Armada upon consummation of an initial business combination. Additionally, there is no limit on the amount of out-of-pocket expenses reimbursable by Armada; provided, however, that to the extent such expenses exceed the available proceeds not deposited in the Trust Account, such expenses would not be reimbursed by us unless Armada consummates an initial business combination.

Armada Policy Regarding Transactions with Related Persons

Armada’s Code of Ethics requires it to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) Armada or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of Armada’s shares of common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Armada’s audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent Armada enters into such transactions. The audit committee considers all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable to Armada than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. Armada also requires each of its directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, Armada has agreed not to consummate an initial business combination with an entity that is affiliated with any of its sponsor, officers or directors unless it has obtained an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions, that the business combination is fair to its unaffiliated stockholders from a financial point of view. Armada will also need to obtain approval of a majority of its disinterested independent directors.

Rezolve Related Person Transactions

The following is a description of related-party transactions that Rezolve has entered into since January 1, 2019.

Relationship with Daniel Wagner

We have debt outstanding to DBLP Sea Cow Limited (a company incorporated in the Seychelles) (“DBLP”), which is wholly legally owned by Daniel Wagner and beneficially owned by John Wagner, in the amounts of $175,000 and $477,077, an aggregate of $652,077. The loans provided by DBLP were to provide liquidity to Rezolve in 2020 and 2021. There are no formal loan documents in place and the loan is non-interest bearing and remains callable at any time. We expect the loan to be called and repaid in H2 2023.

Rezolve and DBLP entered into a rolling annual consultancy agreement dated November 1, 2016. Pursuant to the terms of the agreement, DBLP is to be paid between $20,000 and $50,000 each month of the agreement. The agreement is not limited in time but has a rolling minimum 12 calendar month period and shall continue for as long as Rezolve requires services from DBLP.

Indemnification Agreements with Officers and Directors

On or before Closing, Rezolve shall enter into indemnification agreements with each of its directors and officers. The agreements will provide the indemnitees with contractual rights to indemnification and expense advancement and reimbursement, to the fullest extent permitted under English law, subject to certain exceptions contained in those agreements. No indemnification, hold harmless or exoneration rights shall be available where the conduct of the indemnitee constitutes a breach of indemnitee’s fiduciary duties to the Company or its shareholders or is an act or omission not in good faith or which involves intentional misconduct or a knowing violation of the law.

Rezolve will also purchase a policy of directors’ and officers’ liability insurance to be effective upon completion of the Business Combination that insures Rezolve’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures Rezolve against its obligations to indemnify its officers and directors. Rezolve shall not be obligated under the indemnification agreements to make any indemnification, advance expenses, hold harmless or exoneration payment in connection with any claim made against the indemnitee for which payment has actually been received by or on behalf of the indemnitee under any insurance policy or other indemnity or advancement provision, except with respect to any excess beyond the amount actually received under any insurance policy, contract, agreement, other indemnity or advancement provision or otherwise.

Policies and Procedures for Related Person Transactions

Effective upon the Closing, the Rezolve board of directors will adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions. A “related person transaction” is a transaction, arrangement or relationship in which Rezolve or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:

•	any person who is, or at any time during the applicable period was, one of Rezolve’s executive officers or directors;

•	any person who is known by Rezolve to be the beneficial owner of more than 5% of Rezolve voting shares;

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother in- law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of Rezolve’s voting shares, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of Rezolve’s voting shares; and

•

any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

Rezolve will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its audit committee charter, the audit committee will have the responsibility to review related party transactions.

Transactions Related to the Business Combination

In connection with the Business Combination, the parties entered into a number of agreements, including the Transaction Support Agreements, the Convertible Loan Subscription Agreement, and the Investors’ Rights Agreement. For further information, see “Business Combination Proposal.”

DESCRIPTION OF REZOLVE ORDINARY SHARES, ARTICLES OF

ASSOCIATION AND CERTAIN LEGAL CONSIDERATIONS

Introduction

Set forth below is (i) a summary of certain information concerning Rezolve’s share capital, (ii) a description of certain provisions of Rezolve’s articles of association as will be in force with effect from Closing (the “Articles”), and (iii) a summary of relevant provisions of the UK Companies Act 2006 (as amended) (the “UK Companies Act”) and certain other English law considerations. The summary below contains only material information concerning Rezolve’s share capital and corporate status and does not purport to be complete and is qualified in its entirety by reference to the Articles, which are filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

General Description of Rezolve Ordinary Shares

Rezolve Ordinary Shares to be issued in connection with the Merger will comprise a single class of ordinary shares with a nominal value of £0.0001 each.

The following information is a summary of Rezolve Shares:

•	Rezolve Shares carry the right to receive dividends and distributions paid by Rezolve, if any.

•

The holders of Rezolve Shares have the right to receive notice of, and to attend and vote at, all Rezolve’s general meetings provided that the aggregate number of votes attaching to all shares in Rezolve held by the Rezolve Founder and/or in which he is interested or of which he is beneficial owner will be equal to the higher of: (i) 75% of the votes attaching to all shares in the capital of Rezolve and (ii) the total number of votes that would have been conferred on the Rezolve Founder if (i) did not apply.

•	Subject to the UK Companies Act, any equity securities issued by Rezolve for cash must first be offered to Rezolve shareholders in proportion to their existing holdings of Rezolve Shares.

•

The UK Companies Act allows for the disapplication of pre-emption rights, which may be waived by a special resolution of not less than three quarters of Rezolve shareholders, either generally or specifically, for a maximum period not exceeding five years.

•

Rezolve Shares are not redeemable; however, Rezolve may purchase or contract to purchase any of its Ordinary Shares on-market or off-market, subject to the UK Companies Act and Rezolve’s Articles. Rezolve may only purchase its Ordinary Shares out of distributable reserves or the proceeds of a new issue of shares made for the purpose of funding the repurchase.

If Rezolve is wound up (whether the liquidation is voluntary, under supervision of the Court or by the Court), the liquidator is under a duty to collect in and realize Rezolve’s assets and to distribute them to Rezolve’s creditors and, if there is a surplus, to Rezolve’s shareholders according to their entitlements. This applies whether the assets consist of property of one kind or of different kinds.

Rezolve may convert Rezolve Shares into deferred shares of £0.0001 each (or other nominal value) in the capital of Rezolve (the “Deferred Shares”) in certain limited circumstances. The Deferred Shares have no rights to vote and do not entitle their holder to receive any dividend; distribution declared, made or paid; or any return of capital. The Deferred Shares also do not entitle their holder to any further or other right of participation in the assets of Rezolve (including on a winding-up). All or any part of the Deferred Shares from time to time shall be redeemable at the option of Rezolve for $1.00.

If at any time an employee or consultant (other than the Rezolve Founder) ceases to be an employee or consultant of or to Rezolve or any subsidiary (such that he or she is neither an employee or consultant of or to

Rezolve or any subsidiary), then unless the board of directors of Rezolve resolves otherwise with the written consent of the Rezolve Founder, all the Rezolve Shares held by such holder and/or his permitted transferees shall automatically convert into Deferred Shares (on the basis of one Deferred Share for each Rezolve Share held) on the date of such cessation (rounded down to the nearest whole share).

Share Register

Rezolve is required by the UK Companies Act to keep a register of its shareholders. Under the laws of England and Wales, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in the share register. The share register therefore is prima facie evidence of the identity of Rezolve’s shareholders, and the shares that they hold. The share register generally provides limited, or no, information regarding the ultimate beneficial owners of Rezolve’s Ordinary Shares. Rezolve’s share register is maintained by its registrar,    .

Under the UK Companies Act, Rezolve must enter an allotment of shares in its share register as soon as practicable and in any event within two months of the allotment. Rezolve also is required by the UK Companies Act to register a transfer of shares (or give the transferee notice of and reasons for refusal) as soon as practicable and in any event within two months of receiving notice of the transfer.

Rezolve, any of its shareholders or any other affected person may apply to the court for rectification of the share register if:

•	the name of any person, without sufficient cause, is wrongly entered in or omitted from Rezolve’s register of shareholders; or

•

there is a default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder or on which Rezolve has a lien, provided that such refusal does not prevent dealings in the shares taking place on an open and proper basis.

Warrants

Armada has in issue a number of Armada Units consisting of one share of Armada Common Stock and one-half of one redeemable Armada Warrant (which trades on Nasdaq under the symbol “AACIW”). Each whole Armada Warrant entitles the holder to purchase one share of Armada Common Stock at a price of $11.50 per share, subject to adjustment. Pursuant to the Business Combination Agreement, upon the consummation of the Business Combination, each issued and outstanding Armada Warrant immediately prior to the Merger Effective Time will be exchanged for one Rezolve Warrant. The Rezolve Warrants will be on terms substantially the same as the terms of the existing Armada Warrants (other than terms in the latter that refer to the Business Combination and other than where incompatible with English law), and which are summarized below.

Each whole Rezolve Warrant will entitle the holder to purchase one Rezolve Ordinary Share at a price of $11.50 per share subject to adjustment as discussed below. The Rezolve Warrants will become exercisable 30 days after the completion of the Business Combination and terminating at 5:00pm New York City time on the earlier to occur of (i) five years from the consummation of the Business Combination, (ii) the date on which the warrants are redeemed, and (iii) the liquidation of Rezolve, provided in each case that Rezolve has an effective registration statement under the Securities Act covering the Rezolve Ordinary Shares issuable upon exercise of the warrants and a current prospectus relating to them is available and such shares are registered, qualified or exempt from registration under the securities, or blue sky laws of the state of residence of the holder.

We will not be obligated to deliver any Rezolve Ordinary Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Rezolve Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue a Rezolve Ordinary Share upon exercise of a warrant unless the Rezolve Ordinary Shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We have agreed that as soon as practicable after the closing of the Business Combination, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Rezolve Ordinary Shares issuable upon exercise of the warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the Rezolve Warrant Agreement which will then apply to the Rezolve Warrants.

Redemption of Rezolve Warrants when the price per Rezolve Ordinary Share equals or exceeds $18.00. Once the warrants become exercisable, we may redeem the outstanding warrants (subject to any restrictions under the UK Companies Act):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the closing price of the Rezolve Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders.

If and when the warrants become redeemable the redemption right may be exercised even if it is not possible to register or qualify the underlying securities for sale under all applicable state securities laws. The last of the redemption criterion discussed above has been included to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Rezolve Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

No fractional Rezolve Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of Rezolve Ordinary Shares to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the Rezolve Ordinary Shares pursuant to the applicable Warrant Agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the Rezolve Ordinary Shares, Rezolve (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants

Holder Election to Limit Exercise. A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (as specified by the holder) of the Rezolve Ordinary Shares outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments. If the number of outstanding Rezolve Ordinary Shares is increased by a stock dividend payable in Rezolve Ordinary Shares, or by a split up of common stock or other similar event, then, on the effective date of such share capitalization, sub-division or similar event, the number of Rezolve Ordinary Shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering made to all or substantially all holders of common stock entitling holders to purchase Rezolve Ordinary Shares at a price less than the fair market value will be deemed a share capitalization of a number of Rezolve Ordinary Shares equal to the product of (i) the number of Rezolve Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Rezolve Ordinary Shares) and (ii) one minus the quotient of (x) the price per Rezolve Ordinary Share paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Rezolve Ordinary Shares, in determining the price payable for Rezolve Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Rezolve Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Rezolve Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

If the number of outstanding Rezolve Ordinary Shares is decreased by a consolidation, combination, reverse stock split or reclassification of Rezolve Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of Rezolve Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Rezolve Ordinary Shares.

Whenever the number of Rezolve Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Rezolve Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Rezolve Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Rezolve Ordinary Shares (other than those described above or that solely affects the par value of such Rezolve Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our issued and outstanding Rezolve Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Rezolve Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Rezolve Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Rezolve Ordinary Shares and any voting rights until they exercise their warrants and receive Rezolve Ordinary Shares. After the issuance of Rezolve Ordinary Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Armada Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forums for any such action, proceeding or claim. See “Risk Factors—The Armada Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forums for certain types of actions and proceedings that may be initiated by holders of Rezolve Warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with Rezolve.” This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Articles of Association of Rezolve

The following information is a summary of the material terms of the Rezolve Shares as specified in the Articles. The following summary does not purport to be complete and is qualified in its entirety by reference to the Articles.

Share rights

Subject to the UK Companies Act, the Articles and to any rights for the time being attached to any existing share, Ordinary Shares may be issued with such rights or restrictions as Rezolve may from time to time by ordinary resolution determine, or, if not so determined, as Rezolve’s board of directors may determine.

Subject to the UK Companies Act, any share may be issued which is to be redeemed or is to be liable to be redeemed at the option of Rezolve or the holder, on such terms, conditions and in such manner as Rezolve’s board of directors may determine.

Voting rights and quorum

Subject as provided below and to any rights or restrictions attached to any shares from time to time, every member who is present in person or by a duly appointed proxy at a general meeting shall on a poll have one vote for each share of which he or she is the holder.

The aggregate number of votes attaching to all the shares held by Daniel Wagner as the “Rezolve Founder” or in which he is interested shall be equal to the higher of:

(i)	75% of the votes attaching to all shares in the capital of the Company; and

(ii)	the total number of votes that would otherwise have been conferred on Daniel Wagner.

No business (other than the appointment of a chair) shall be transacted at any general meeting unless the requisite quorum is present when the meeting proceeds to business. Two persons entitled to vote upon the business to be transacted, each being a member, the proxy of a member or a duly authorized representative of a corporation which is a member, shall be a quorum (provided that, for so long as the Rezolve Founder is the holder, directly or indirectly or beneficially interested in Ordinary Shares and is entitled to exercise not less than 10% of the votes attaching to all shares of Rezolve immediately prior to the beginning of the general meeting, he must be present for a general meeting to be quorate).

Restrictions on Voting

No shareholder shall, unless the directors otherwise determine, be entitled to vote, either in person or by proxy, at any general meeting or at any separate class meeting in respect of any share held by such shareholder unless all calls or other sums payable by such shareholder in respect of that share have been paid.

Rezolve’s board of directors may from time to time make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall (subject to Rezolve serving on such shareholder at least 14 days’ notice specifying the time or times and place of payment) pay at the time or times so specified the amount called on such holder’s shares.

Variation of Rights

The rights attached to any class of shares may be varied in accordance with the provisions of the UK Companies Act and with either the written consent of the holders of not less than three-quarters of the voting rights attached to the issued shares of that class (calculated excluding any shares held as treasury shares), or with the sanction of a special resolution (being a 75% majority of Rezolve shareholders of the relevant class, present at a general meeting in person or by proxy) passed at a separate meeting of the holders of those class of shares. At every such separate general meeting (except an adjourned meeting), subject to the application of all other provisions of the articles of association with regard to general meetings, the quorum must be two or more persons holding, or representing by proxy, issued shares of the class (calculated excluding any shares held as treasury shares), provided that Daniel Wagner is also present so long as he is the holder, directly or indirectly or beneficially interested in Ordinary Shares and is entitled to exercise not less than 10% of the votes attaching to all shares in Rezolve.

The rights conferred upon the holders of any shares are not, unless otherwise expressly provided in the rights attaching to those shares, deemed to be varied by the creation or issue of further shares ranking equally with them or the purchase, or redemption by Rezolve of its own shares.

Share transfers

The Ordinary Shares are in registered form. Any Ordinary Shares may be held in uncertificated form.

A member may transfer certificated shares to another person by a written instrument of transfer in any usual form (or any other form approved by Rezolve’s board of directors) executed by or on behalf of the transferor and, in the case of a share which is not fully paid, by or on behalf of the transferee. Rezolve’s board of directors may refuse to register the transfer of a certificated share which is in respect of a partly paid share provided that any refusal does not prevent open and proper dealings of any class of shares which are admitted to trading on Nasdaq and may also refuse to register the transfer of any certificated (or uncertificated) share if Company has a lien on that share. The Rezolve board of directors may also refuse to register the transfer of a certificated share unless the transfer is in respect of only one class of share, is duly stamped (or certified as not chargeable to stamp duty) and is deposited to Rezolve’s registered office or any place the Rezolve board of directors may determine for registration and is accompanied by the relevant share certificate or such other evidence the Rezolve board of directors may reasonably require.

The transferor of an ordinary share is deemed to remain the holder until the transferee’s name is entered in the share register.

Subject to the provisions of Rezolve’s articles of association, title to uncertificated shares may be transferred in accordance with the Uncertificated Securities Regulations 2001. Rezolve’s board of directors is required to register a transfer of any uncertificated share in accordance with those regulations. Rezolve’s board of directors may refuse to register any such transfer which is in favor of more than four persons jointly or in any other circumstances permitted by those regulations. Provisions of the articles of association do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares by means of a relevant system.

Dividends

Subject to it having sufficient distributable reserves, Rezolve may, by ordinary resolution (being a resolution passed by a 50% majority of Rezolve shareholders in person or by proxy), from time to time declare dividends not exceeding the amount recommended by Rezolve’s board of directors. Rezolve’s board of directors may pay interim dividends, and any fixed rate dividend, whenever its financial position, in the opinion of its board of directors, justifies its payment.

All dividends on shares are to be paid according to the amounts paid up on their nominal value, or otherwise in accordance with the terms concerning entitlement to dividends on which shares were issued.

All unclaimed dividends may be made use of by Rezolve’s board of directors for Rezolve’s benefit until claimed.

Any dividend unclaimed for a period of 10 years from the date when it was declared or became due for payment shall revert to Rezolve.

Rezolve’s board of directors may, by way of ordinary resolution (being a resolution passed by a 50% majority of Rezolve shareholders in person or by proxy), from time to time offer any holders of a particular class of shares the right to elect to receive further fully paid shares of that class by way of scrip dividend instead of cash in respect of any dividend.

Shareholder meetings

Rezolve’s board of directors is required to convene annual general meetings in accordance with the UK Companies Act. The UK Companies Act provides that a general meeting (other than an adjourned meeting) must be called by notice of at least 21 days’ in the case of an annual general meeting (unless shareholders approve a notice period of 14 days’ by special resolution (being a resolution passed by a 75% majority of Rezolve shareholders present at a general meeting in person or by proxy) and at least 14 days’ in any other case). Rezolve’s board of directors may convene a general meeting which is not an annual general meeting whenever it thinks fit.

Rezolve is required to give notice of a general meeting to each member (other than a person who, under Rezolve’s articles of association or pursuant to any restrictions imposed on any shares, is not entitled to receive such a notice or to whom Rezolve, in accordance with applicable law, has not sent and is not required to send its latest annual report and accounts), to its directors and to its auditors. For these purposes “members” are the persons registered in the register of members as being holders of shares at any particular time on any particular record date fixed by the board of directors that (in accordance with the Uncertificated Securities Regulations 2001) is not more than 21 days before the sending out of the notice convening the meeting. The notice of a general meeting may specify a time by which a person must be entered on Rezolve’s register of members in order to have the right to attend or vote at the meeting.

A member who is entitled to attend and vote at a general meeting is entitled to appoint another person, or two or more persons in respect of different classes of shares held by him, as his proxy to exercise all or any of his rights to attend, to speak and to vote at the meeting.

The voting rights of each member at a general meeting are as set out under the heading “Voting Rights and Quorum” above.

Alteration of share capital

Rezolve may alter its share capital in any way permitted by the UK Companies Act and applicable law and confer any preference or other advantage on one or more of the shares resulting from any division or sub-division of its share capital. Rezolve may, by special resolution (being a resolution passed by a 75% majority of Rezolve shareholders present at a general meeting in person or by proxy), reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserves.

Rezolve may agree with any member terms and conditions upon which all or any part of the Ordinary Shares held by such member from time to time shall be automatically converted into deferred shares.

If at any time an employee or consultant (other than the Rezolve Founder) ceases to be an employee or consultant of or to Rezolve or any subsidiary (such that he is neither an employee or consultant of or to Rezolve or any subsidiary), then unless the Board resolves otherwise with the written consent of the Rezolve Founder all the Shares held by such holder and/or his Permitted Transferees shall automatically convert into Deferred Shares on the date of such cessation. Deferred shares carry no right to a dividend, nor any right to vote or to participate on a winding up and can be redeemed at any time by Rezolve for a total payment for all deferred shares in issue of $1.

Change of Control

There is no specific provision in the articles of association that would have the effect of delaying, deferring or preventing a change of control. Our board will be divided into three classes serving staggered three-year terms with the first class being eligible for re-election at the annual general meeting of the Rezolve held in 2025, the second class being eligible for re-election at the annual general meeting of the Rezolve held in 2026 and the third class being eligible for re-election at the annual general meeting of the Rezolve held in 2027. The Board may remove any directors appointed by Armada from 12 months after Closing. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three year term at the annual meeting of stockholders in the year in which their term expires. As a result of this classification of directors, it generally takes at least two annual meetings of stockholders for stockholders to effect a change in a majority of the members of our board of directors.

Distributions on Winding Up

On a winding up, the liquidator may, with the sanction of a special resolution of shareholders and any other sanctions required by law, divide amongst the shareholders (excluding the company itself to the extent it is a shareholder by virtue only of its holding of shares as treasury shares) in specie or in kind the whole or any part of its assets (whether they shall consist of property of the same kind or not) and may set such values and may determine how such division shall be carried out as between the shareholders or different classes of shareholder. The liquidator may, with the sanction of a special resolution of the shareholders and any other sanctions required by law, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but no shareholder shall be compelled to accept any shares or other assets upon which there is any liability.

Directors

Number of Directors

Unless and until otherwise determined by an ordinary resolution of shareholders, Rezolve may not have less than three directors and there shall be no maximum number of persons permitted to sit on the board of directors.

Rezolve’s board will be divided into three classes serving staggered three-year terms. Upon expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three year term at the annual meeting of stockholders in the year in which his term expires. As a result of this classification of directors, it generally takes at least two annual meetings of stockholders for stockholders to effect a change in a majority of the members of Rezolve’s board of directors. Any directors appointed by Armada may be removed by Rezolve’s board of directors after the initial 12 months following Closing.

Appointment of Directors

Subject to the provisions of the articles of association Rezolve may, by ordinary resolution of the shareholders, elect any person who is willing to act to be a director, either to fill a casual vacancy or as an addition to the existing board. No person that is not a director retiring from the existing board is eligible for appointment as a director unless recommended by the board of directors, or unless not less than seven and not more than 42 days before the date appointed for the meeting a notice is given to the company by a member expressing an intention to propose such person for appointment as a director, and such notice has also been signed by that person expressing a willingness to be elected.

Without prejudice to the power to appoint any person to be a director by shareholder resolution, the board has power to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing board but so that the total number of directors does not exceed any maximum number fixed by or in accordance with the Articles.

At the end of the period of 12 months after his appointment or from when the Sponsor group ceases to beneficially own any Ordinary Shares, if earlier, the Board may remove any of the two directors nominated by the Sponsor group and the independent director mutually determined by the nomination committee of the Board and the Sponsor group.

Retirement of Directors

Each director that holds office on the date seven days before the date of notice of the annual general meeting shall retire from office ahead of the annual general meeting and be eligible for re-election, with all re-elected directors being treated as continuing in office without a break in their duties. A retiring director shall, if not re-appointed at such meeting, retain office until the conclusion of such meeting. If a vacated office is not filled the retiring director shall be deemed to be re-appointed, unless at such meeting a resolution is passed not to fill the vacancy or to elect another director in that retiring director’s place, or unless a resolution to re-elect that retiring director is put to the meeting and defeated.

Directors’ Interests

Subject to the requirements of the UK Companies Act, a director who is any way, whether directly or indirectly, interested in a proposed or existing transaction or arrangement with Rezolve shall declare the nature of his interest at a meeting of the directors.

The directors may authorize, to the fullest extent permitted by law, any matter proposed to them which would otherwise result in a director infringing his or her duty to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with Rezolve’s interests. A director shall not, save as otherwise agreed by him or her, be accountable to Rezolve for any benefit which he or she derives from any matter authorized by the directors and any contract, transaction or arrangement relating thereto shall not be liable to be avoided on the grounds of any such benefit. This authorization does not extend to any conflicts of interest arising in relation to a transaction or arrangement with Rezolve. Such authorization is subject to any requirement as to quorum at the meeting at which the matter is considered being met without counting the director in question, or if the matter was agreed to without their voting or would have been agreed to without their voting. Such authorization is subject to any limitations imposed by the directors and is liable to be varied or revoked at any time.

A director shall not vote or be counted in the quorum at a meeting in relation to any resolution in respect of any transaction or arrangement with Rezolve in which the director has an interest that may reasonably be regarded as likely to give rise to a conflict of interest. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he or she is debarred from voting.

A director shall be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

•	any contract, transaction or arrangement in which the director is interested by virtue of an interest in shares, debentures or other securities of Rezolve or any of its subsidiary undertakings;

•

the giving of any guarantee, security or indemnity in respect of (i) money lent or obligations incurred by him or any other person at the request of, or for the benefit of, Rezolve or any of its subsidiary undertakings, or (ii) a debt or obligation of Rezolve or any of its subsidiary undertakings for which he himself has assumed responsibility under a guarantee or indemnity or by the giving of security;

•	indemnification by Rezolve in relation to the performance of the director’s duties on behalf of the Company or any of its subsidiary undertakings;

•

any issue or offer of shares or debentures or other securities of or by Rezolve or any of its subsidiary undertakings for subscription or purchase, in respect of which the director is or may be entitled to participate in his capacity as a holder of any such securities or as an underwriter or sub-underwriter;

•

any transaction or arrangement concerning another company in which the director does not hold, directly or indirectly, an interest representing one per cent or more of any class of the equity share capital of such company;

•

any arrangement for the benefit of employees of Rezolve or of any of its subsidiary undertakings which does not accord to the director any privilege or benefit not generally accorded to the employees to whom the contract or arrangement relates; and

•	the purchase or maintenance of insurance either for or for the benefit of any director or for persons who include directors.

If a question arises at a meeting of the board or of a committee of the board as to whether an interest may reasonably be regarded as likely to give rise to a conflict of interest or as to the entitlement of any director to vote in relation to a transaction or arrangement with Rezolve, and such question is not resolved by his or her voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be determined by the chairman and their ruling in relation to any director other than themselves shall be final and conclusive except in a case where the nature or extent of the interest of the director concerned, so far as known to said director, has not been fairly disclosed. If any question shall arise in respect of the chairman of the meeting and is not resolved by the chairman voluntarily agreeing to abstain from voting, the question shall be decided by a resolution of the Rezolve board of directors (for which purpose, the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be final and conclusive except in a case where the nature or extent of the interest of the chair of the meeting, so far as known to the chair, has not been fairly disclosed.

Subject to the UK Companies Act, the Company may, by ordinary resolution, suspend the above provisions to any extent or ratify any transaction or arrangement not duly authorized by reason of a contravention of these provisions.

Directors’ Fees and Remuneration

Special remuneration may be granted to any director who performs any special or extra services to, or at the request of, Rezolve, to be paid by way of lump sum, salary, commission, participation in profits or otherwise as the Rezolve board of directors may decide.

Each director may be paid all proper and reasonable expenses incurred in the discharge of the director’s duties, including attending and returning from meetings of the directors or committees of the directors or general meetings of Rezolve.

Borrowing Powers

Rezolve’s board of directors may exercise all the powers to borrow money and to mortgage or charge all or any part of Rezolve’s undertaking, property, assets (present or future) and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of Rezolve or of any third party, subject to and in accordance with the UK Companies Act.

Indemnity

Subject to the provisions of the UK Companies Act, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every one of the directors or other officers shall be indemnified out of the assets of Rezolve against any liability incurred by them for negligence, default, breach of duty, breach of trust or otherwise in relation to the affairs of Rezolve or the affairs of an associated company or in connection with the activities of Rezolve, or of an associated company, as a trustee of an occupational pension scheme (as defined in section 235(6) of the UK Companies Act), or in connection with Rezolve’s activities, or the activities of an associated company.

Other English Law Considerations

Mandatory Purchases and Acquisitions

Pursuant to Sections 979 to 991 of the UK Companies Act, where a takeover offer has been made for Rezolve and the offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he, she or it wishes to acquire, and is entitled to so acquire, those shares on the same terms as the general offer. The offeror would do so by sending a notice to the outstanding minority shareholders telling them that it will compulsorily acquire their shares.

Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner. The squeeze-out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, subject to the minority shareholders failing to successfully lodge an application to the court to prevent such squeeze-out any time prior to the end of those six weeks following which the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to Rezolve, which would hold the consideration on trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under the UK Companies Act must, in general, be the same as the consideration that was available under the takeover offer.

Sell Out

The UK Companies Act also gives minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of Rezolve’s Ordinary Shares. The holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire his, her or its shares if, prior to the expiry of the acceptance period for such offer, (i) the offeror has acquired or unconditionally agreed to acquire not less than 90% in value of all the voting shares of Rezolve, and (ii) not less than 90% of the voting rights of Rezolve’s shares. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period. If a shareholder exercises his, her or its rights to be bought out, the offeror is required to acquire those shares on the terms of this offer or on such other terms as may be agreed.

Disclosure of Interest in Shares

Pursuant to Part 22 of the UK Companies Act, Rezolve may by notice in writing to any person whom Rezolve knows or has reasonable cause to believe to be interested in its shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to Rezolve particulars of that person’s interest and (so far as is within such person’s knowledge) particulars of any other interest that subsists or subsisted in those shares.

Under the Articles, if a person defaults in supplying Rezolve with the required particulars in relation to the shares in question, or default shares, within the prescribed period of 14 days from the date of the service of notice, the directors may by notice direct that:

•

in respect of the default shares, the relevant shareholder shall not be entitled to vote (either in person or by proxy) at any general meeting or to exercise any other right conferred by a shareholding in relation to general meetings; and

•

where the default shares represent at least 0.25% of their class, (i) any dividend or other money payable in respect of the default shares shall be retained by Rezolve without liability to pay interest and/or (ii) no transfers by the relevant shareholder of any default shares may be registered (unless the shareholder is not in default and the shareholder provides a certificate, in a form satisfactory to the directors, to the effect that after due and careful enquiry the shareholder is satisfied that none of the shares to be transferred are default shares).

Purchase of Own Shares

Under the laws of England and Wales, a limited company may only purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, provided that they are not restricted from doing so by their articles of association. A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased. Subject to the above, Rezolve may purchase its own shares in the manner prescribed below. Rezolve may make an “on-market” purchase of its own fully paid shares pursuant to an ordinary resolution of shareholders. The resolution authorizing an on-market purchase must:

•	specify the maximum number of shares authorized to be acquired;

•	determine the maximum and minimum prices that may be paid for the shares; and

•	specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Rezolve may purchase its own fully paid shares in an “off-market” purchase otherwise than on a recognized investment exchange pursuant to a purchase contract authorized by resolution of shareholders before the purchase takes place. Any authority will not be effective if any shareholder from whom Rezolve proposes to purchase shares votes on the resolution and the resolution would not have been passed if he, she or it had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Distributions and Dividends

Under the UK Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to Rezolve and to each of its subsidiaries that has been incorporated under the laws of England and Wales.

It is not sufficient that Rezolve, as a public company, has made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed to ensure that the net worth of the company is at least equal to the amount of its capital. A public company can only make a distribution:

•

if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called-up share capital and undistributable reserves; and

•	if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.

Anti-Money Laundering

If any person in the United Kingdom knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to the National Crime Agency of the United Kingdom, pursuant to the Proceeds of Crime Act 2002 of the United Kingdom. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Enforceability of Civil Liabilities

Rezolve is a company incorporated under the laws of England and Wales. A substantial portion of Rezolve’s assets and a number of its directors and executive officers are located, and reside, outside of the United States of America. Due to this, it may not be possible for investors to serve process within the United States upon Rezolve or upon such persons with respect to matters arising under the United States federal securities laws, or to enforce against Rezolve or persons located outside of the United States judgments of the courts of the United States which are asserted under the civil liability provisions of the United States federal securities laws.

Rezolve understands that there is doubt as to the enforceability in the United Kingdom, with respect to original actions or actions for enforcement of judgements of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States insofar as they are fines or penalties. Further, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom, by way of it being a penalty.

Rezolve has appointed Cogency Global Inc. to act as process agent in respect of any action against the company in any state or federal court in the State of New York arising out of the Merger as described in this prospectus or any issuance of Rezolve shares in connection with the Merger.

Data Protection - United Kingdom

Rezolve has certain duties under the General Data Protection Regulation (as implemented in the UK) and the Data Protection Act 2018 (“UK GDPR”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

All shareholders in Rezolve will provide the Company with certain information which constitutes personal data within the meaning of the UK GDPR (“personal data”). In the following discussion, the “Company” refers to Rezolve and its affiliates and/or delegates, except where the context requires otherwise.

Investor Data

Rezolve will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. Rezolve will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct its activities on an ongoing basis or to comply with legal and regulatory obligations to which Rezolve is subject. Rezolve will only transfer personal data in accordance with the requirements of the UK GDPR and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In its use of this personal data, Rezolve will be characterized as a “data controller” for the purposes of the UK GDPR, while its affiliates and service providers who may receive this personal data from Rezolve in the conduct of its activities may either act as our “data processors” for the purposes of the UK GDPR or may process personal information for their own lawful purposes in connection with services provided to Rezolve. Rezolve will ensure it has appropriate contractual agreements in place with any processors to ensure the protection of any shared personal data.

Rezolve may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a member and/or any individuals connected with a member as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the member’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides Rezolve with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How Rezolve May Use a Member’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

•	where this is necessary for the performance of its rights and obligations under any purchase agreements;

•	where this is necessary for compliance with a legal and regulatory obligation to which the company is subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

•	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should Rezolve wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), it will contact you.

Why Rezolve May Share Your Personal Data

In certain circumstances Rezolve may be legally obliged to share personal data and other information with respect to your shareholding, for instance with relevant regulatory authorities such as HMRC or other authorities. They, in turn, may exchange this information with foreign authorities, including tax authorities.

Rezolve anticipates disclosing personal data to persons who provide services to the company and their respective affiliates (which may include certain entities located outside the United States, the United Kingdom or the European Economic Area), who will process your personal data on its behalf.

Rezolve may share your personal data with our affiliates for any of the purposes described in this privacy notice.

Rezolve may disclose and transfer your personal data to service providers, advisors, potential transactional partners, or third parties in connection with the consideration, negotiation or completion of a corporate transaction in which we are acquired by or merged with another company or we sell, liquidate, or transfer all or a portion of our business or assets.

International Data Transfers

Where any personal data is transferred internationally, Rezolve will take reasonable steps to ensure that a safe transfer mechanism is in place to protect the personal data in question, such as Standard Contractual Clauses approved by the European Commission or the UK government.

The Data Protection Measures Rezolve Takes

Rezolve and its duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data. However, as no electronic transmission or storage of information can be entirely secure, Rezolve can make no guarantees as to the security or privacy of your personal data.

Retention

We take measures to delete your personal data or keep it in a form that does not permit identifying you when this personal data is no longer necessary for the purposes for which we process it, unless we are required by law to keep this personal data for a longer period. When we process personal data for our own purposes, we determine the retention period taking into account various criteria, such as the nature and length of our relationship with you, and mandatory retention periods provided by law and the statute of limitations.

COMPARISON OF RIGHTS OF ARMADA STOCKHOLDERS AND REZOLVE SHAREHOLDERS

In connection with the Business Combination, holders of Armada Common Stock will become shareholders of Rezolve and their rights will be governed by English law and the Articles. Currently, the rights of Armada stockholders are governed by the laws of the State of Delaware and the Armada Charter.

This section describes the material differences between the rights of Armada stockholders and the proposed rights of Rezolve’s shareholders. This summary is not complete and does not cover all of the differences between the laws of England and Wales and the laws of Delaware affecting corporations and their shareholders or all the differences between Armada’s and Rezolve’s organizational documents. The summary is therefore subject to the complete text of the relevant provisions of the English laws and Delaware laws and Armada’s and Rezolve’s organizational documents. For information on the Armada Charter see the section entitled, “Where You Can Find More Information” in this proxy statement/prospectus. For a summary of the Articles, see the section entitled “Description of Rezolve’s Securities” in this proxy statement/prospectus.

Unless the context otherwise requires, references to “shareholder” or “shareholders” means the person(s) whose name(s) appear on a company’s register of members and who are the legal owners of the shares concerned.

England	Delaware
Shareholder Meetings

• Held at such time or place as designated in the articles of association, or if not so designated, as determined by the board of directors, or if necessary, by the chair of the meeting	• Held at such time or place as designated in the certificate of incorporation or the by-laws, or if not so designated, as determined by the board of directors

• May be held within or without England	• May be held within or without Delaware

• Notice:	• Notice:

•  Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting and the general nature of the business to be conducted at the general meeting.

•  Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

•  Not less than 21 clear days’ notice shall be given of any annual general meeting and the case of all other general meetings, not less than 14 clear days’ notice shall be given.

•  General meetings may be called upon shorter notice with the agreement of (i) in the case of an annual general meeting, all the shareholders who are permitted to attend and vote, or (ii) in the case of any other general meeting, a majority of the shareholders holding at least 95% by nominal value of the shares giving the right to attend and vote at the meeting.

•  “Clear days’ notice” means calendar days and excludes (i) the deemed date of receipt of the

• Written notice shall be given not less than 10 nor more than 60 days before the meeting.

England	Delaware

notice, and (ii) the date of the meeting itself. Rezolve’s articles of association provide that documents sent by first class post are deemed received the day after mailing and, if sent by airmail, on the third day after mailing, and in each other case, two days after mailing.

• Any action required to be taken by meeting of shareholders must be taken at a meeting. Written shareholder resolutions are not possible for a UK public limited company.	• Any action required to be taken by meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote

• Any person authorized to vote may authorize another person or persons to act for him by proxy.	• Any person authorized to vote may authorize another person or persons to act for him by proxy.

•  The quorum required for a general meeting of members consists of at least two (2) members, present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy, and entitled to vote, provided that for so long as the Rezolve Founder is the holder, directly or indirectly or beneficially interested in Ordinary Shares and is entitled to exercise not less than 10% of the votes attaching to all shares of Rezolve, he must be present for the general meeting to be quorate.

•  Under English law an ordinary resolution means a resolution that is passed by a simple majority (i.e. more than 50%) of those shareholders present at a general meeting in person or by proxy. A resolution passed on a poll taken at a meeting is passed by a simple majority if it is passed by members representing a simple majority of the total voting rights of members who (being entitled to do so) vote in person or by proxy on the resolution.

•  Under English law a special resolution means a resolution passed by a majority of not less than 75% of those shareholders present at a general meeting in person or by proxy. A resolution passed on a poll taken at a meeting is passed by a majority of not less than 75% if it is passed by members representing not less than 75% of the total voting rights of the members who (being entitled to do so) vote in person or by proxy on the resolution.

•  The aggregate number of votes attaching to all the shares in Rezolve held by Daniel Wagner as the Rezolve Founder or in which he is interested shall be equal to the higher of:

(i) 75% of the votes attaching to all shares in the capital of the Company; and

•  For stock corporations, certificate of incorporation or by-laws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

England	Delaware
(ii) the total number of votes that would otherwise have been conferred on Daniel Wagner.

•  The resolution is not a special resolution unless the notice of the meeting included the text of the resolution and specified the intention to propose the resolution as a special resolution, and if the notice of the meeting so specified, the resolution may only be passed as a special resolution.

•  “Special resolutions” generally involve proposals to change the name of the company, alter its capital structure, change or amend the rights of shareholders, permit the company to issue new shares for cash without applying the shareholders’ pre-emptive rights, amend the company’s articles of association, or carry out other matters where either the company’s articles of association or the UK Companies Act prescribe that a “special resolution” is required.

•  Other proposals relating to the ordinary course of the company’s business, such as the election of directors, would generally be proposed as an ordinary resolution.

Directors

• The directors shall not, unless otherwise determined by an ordinary resolution of Rezolve, be less than three but shall not be subject to a maximum number.	• The board must consist of at least one member.

•  Number of board members shall be fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

Removal of Directors

•  Under the UK Companies Act, a company may remove a director without cause by ordinary resolution, irrespective of anything in any agreement between the director and the company, provided that 28 clear days’ notice of the proposed resolution to remove the director is given to the company and certain other procedural requirements under the UK Companies Act are followed.

•  Rezolve’s articles of association provide that in addition to any power of removal conferred by the

•  A director of a corporation may be removed for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

England	Delaware
UK Companies Act, the company may by ordinary resolution remove any director before the expiration of his period of office.
Shareholder nominations of Directors and other Proposals

•  Under English law, shareholders may require the directors to call a general meeting of shareholders of the company if the request is made by shareholders holding at least 5% of the total voting rights and may specify the text of a resolution be voted on at that meeting. The shareholders of a public company may require the company to give to members of the company notice of a resolution to be moved at an annual general meeting if the request is made by either: (i) shareholders holding at least 5% of the total voting rights, or (ii) by at least 100 shareholders who have a relevant right to vote and hold shares in the company on which there has been paid up an average sum, per shareholder, of at least £100.

•  Shareholders may also require the company to circulate to members of the company entitled to receive notice of a general meeting, a statement of not more than 1,000 words with respect to (i) a matter referred to in a proposed resolution to be dealt with at that meeting, or (ii) other business to be dealt with at that meeting. A company is required to circulate such a statement once it has received requests from shareholders (in line with the thresholds outlined above).

•  Resolutions to appoint directors to a public company such as Rezolve must be put to shareholders on the basis of one resolution for each nominated director. A single resolution to appoint two or more directors must not be proposed to be voted upon at a general meeting unless a resolution that it should be so made has first been agreed to by the general meeting without any vote being given against it.

•  Armada’s bylaws provide that stockholders seeking to bring business before its annual meeting of stockholders, or to nominate candidates for election as directors at its annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be delivered to Armada’s principal executive offices not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the scheduled date of the annual meeting of stockholders. In the event that less than 70 days’ notice or prior public disclosure of the date of the annual meeting of stockholders is given, a stockholder’s notice shall be timely if delivered to our principal executive offices not later than the 10th day following the day on which public announcement of the date of Armada’s annual meeting of stockholders is first made or sent by us. Armada’s bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude Armada’s stockholders from bringing matters before its annual meeting of stockholders or from making nominations for directors at its annual meeting of stockholders.

•  Under the Delaware General Corporation Law (“DGCL”), a corporation’s certificate of incorporation or bylaws can specify the number of shares that constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Fiduciary Duties and Conflicts

• Directors and officers must act in good faith and in the best interest of the company for the benefit of its members as a whole.	• Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the corporation as a whole.

• Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.	• Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.

England	Delaware

•  The UK Companies Act codified the general equitable duties of directors. In summary, these are (i) to act within powers; (ii) to promote the success of the company; (iii) to exercise independent judgment; (iv) to exercise reasonable care, skill and diligence; (v) to avoid conflicts of interest; (vi) not

•  Decisions made by directors and officers on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation will be protected by the “business judgment rule.”

to accept benefits from third parties; and (vii) to declare any interest in a proposed transaction or arrangement with the company.

•  There are other uncodified duties of directors; including that a director must in certain circumstances consider or act in the interests of the company’s creditors.

•  Rezolve’s articles of association provide that the Rezolve board of directors may in specified circumstances authorize any matter that would otherwise involve a director breaching his duty under the UK Companies Act to avoid a conflict of interest.

•  The articles of association also provide that, subject to authorization of such conflict, a director may retain any benefit derived by reason of that interest.

Liability of Directors and Officers

•  Under the UK Companies Act, any provision (whether contained in a company’s articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company, is void.

•  Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director, is also void except as permitted by the UK Companies Act, which provides exceptions for a company to (i) purchase and maintain insurance against such liability; (ii) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company as long as he or she is successful in defending the claim or criminal proceedings); and (iii) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

•  Armada’s certificate of incorporation provides: “The Corporation, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.”

•  Armada entered into indemnification agreements with each of Armada’s officers and directors. These agreements require Armada to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Armada, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

England	Delaware
• The UK Companies Act permits companies to purchase and maintain insurance for directors against any liability arising from negligence,

default, breach of duty or breach of trust in relation to the company. Rezolve maintains directors’ and officers’ liability insurance.

Pre-emptive Rights

•  Under English law, the issuance for cash of (i) equity securities, being those shares in a company which, with respect to dividends or capital, carry a right to participate beyond a specified amount in a distribution, or (ii) rights to subscribe for or convert into equity securities, must be offered first to the existing equity shareholders in proportion to the respective nominal values of their holdings, unless a special resolution to the contrary has been passed by shareholders in a general meeting.

• Armada’s shareholders do not have pre-emptive rights.

Shareholders’ Derivative Actions

•  Derivative actions can be pursued in the courts of England and Wales pursuant to common law or statute. Under common law, the company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) its officers or directors usually may not be brought by a shareholder directly. However, more commonly claims are brought by a shareholder directly under statute against the directors of the company. Regardless of the route, the court has discretion as to whether to give permission for a derivative claim to be continued.

•  Derivative claims under statute are limited to actual or proposed acts or omissions involving negligence, default, breach of duty or breach of trust by those controlling the company (directors, or shadow directors, current or former).

•  Subject to certain exceptions, the act complained of can have taken place before or after the shareholder became a member of the company.

•  In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

•  Complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort.

•  Such action shall not be dismissed or compromised without the approval of the Chancery Court.

•  Shareholders of a Delaware corporation that redeemed their shares, or whose shares were canceled in connection with dissolution, would not be able to bring a derivative action against the corporation after the shares have been redeemed or canceled.

Shareholder Votes on Certain Transactions

•  The UK Companies Act only permits mergers in specified limited circumstances.

•  However, the UK Companies Act provides for schemes of arrangement which are arrangements or compromises between a company and any class of shareholders or creditors. Schemes of arrangement

•  Generally, under the DGCL, completion of a merger, consolidation, dissolution, or the sale, lease, or exchange of substantially all of a corporation’s assets requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher

England	Delaware
are used in certain types of restructurings, amalgamations, capital reorganizations and takeovers.

percentage) of outstanding stock of the corporation entitled to vote. The DGCL also requires a special vote of shareholders in connection with a business combination with an “interested shareholder” as defined in section 203 of the DGCL.

•  These arrangements require: (i) the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and (ii) the approval of the court.

•  Certain other types of extraordinary transactions such as certain capital reorganizations also require approval by shareholders (either by a majority or at least 75% of the votes cast in person or by proxy, depending on the type of transaction), while other types of transactions, including asset sales and tender offers, often do not require shareholder approval.

Transactions with Interested Shareholders

•  English law does not regulate transactions between a company and its shareholders, although such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

•  The business combination statute applicable to Delaware corporations provides that, unless the corporation has specifically elected not to be governed by such statute under its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the proposed transactions or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

England	Delaware

Sources and Payment of Dividends

•  Generally speaking, and subject to the prior rights of holders of any preferred shares, under English law, a company may pay dividends on its Ordinary Shares only out of its distributable profits (defined as accumulated, realized profits not previously utilized by distribution or capitalization, less accumulated, realized losses so far as not previously written off in a reduction or reorganization) and not out of share capital, which includes share premiums (paid-in surplus).

•  Amounts credited to the share premium account (representing the excess of the consideration for the issue of shares over the aggregate nominal amount of such shares) may not be used to pay out cash dividends but may be used, among other things, to pay up unissued shares that may then be distributed to shareholders in proportion to their holdings as fully paid bonus shares.

•  In addition, under English law, Rezolve will not be permitted to make a distribution if, at the time, the amount of its net assets is less than the aggregate of its issued and paid-up share capital and undistributable reserves.

•  If recommended by the Rezolve board of directors, Rezolve shareholders may, by ordinary resolution, declare final dividends, but no dividend may be declared in excess of the amount recommended by the Rezolve board of directors.

•  The Rezolve board of directors has the power under its articles of association to pay interim dividends (being dividends which are not final dividends for a year) without the approval of shareholders to the extent the financial position of Rezolve justifies a dividend in the opinion of the Rezolve board of directors.

•  Armada has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of an initial business combination. The payment of cash dividends in the future will be dependent upon Armada’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our board of directors at such time.

•  Under the DGCL, the board of directors, subject to any restrictions in the corporation’s certificate of incorporation, may declare and pay dividends out of:

•  surplus of the corporation, which is defined as net assets less statutory capital; or

•  if no surplus exists, out of the net profits of the corporation for the year in which the dividend is declared and/or the preceding year.

If, however, the capital of the corporation has been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the board of directors shall not declare and pay dividends out of the corporation’s net profits until the deficiency in the capital has been repaired.

•  Under the DGCL, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if such repurchase or redemption would impair the capital of the corporation. A corporation may, however, purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets to a preference over another class or series of its shares if such shares will be retired and the capital reduced.

England	Delaware

Rights of Purchase and Redemption

•  Under English law, a company may issue redeemable shares if specifically authorized to do so by its articles of association, subject to any conditions stated therein.

•  Under English law, a company may purchase its own shares in certain specific instances, including if the purchase has first been approved by a special resolution of its shareholders.

•  Under English law, a company may redeem or repurchase shares only if the shares are fully paid and, in the case of public companies, only out of (i) distributable profits, or (ii) the proceeds of a new issue of shares made for the purpose of the repurchase or redemption.

•  Under the DGCL, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Dissolution; Winding Up

•  A company may be compulsorily wound up by either an order of the English courts or voluntarily wound up by a special resolution of its members to be required if either the company swears a statutory declaration of solvency or if the company is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

•  Unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Inspection of Books and Records

•  Under the UK Companies Act shareholders have rights of inspection, including the right to:

(i) inspect and obtain copies (for a fee) of the minutes of all general meetings of the company and all resolutions of members passed other than at a general meeting;

(ii)  inspect copies of the register of members, register of directors, register of secretaries and other statutory registers maintained by the company;

(iii)  receive copies of the company’s annual report and accounts for each financial year; and

(iv) receive notices of general meetings of the company.

• Any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

England	Delaware

•  A company’s articles of association must be registered at Companies House and are therefore open to public inspection.

•  Rezolve’s shareholders do not have any right to inspect board minutes of the company.

EXPERTS

The financial statements of Armada as of September 30, 2023 and 2022 and for each of the two years in the period ended September 30, 2023, included in this proxy statement/prospectus have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Armada to continue as a going concern as described in Note 1 to the financial statements), and are included in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

The audited financial statements of Rezolve included in this prospectus and elsewhere in the registration statement have been audited by Grassi & Co., CPAs, P.C., an independent registered public accounting firm, as set forth in their report thereon, and are included in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of the allotment of the Rezolve Ordinary Shares under English law will be passed upon for Rezolve by Taylor Wessing LLP.

The legality of the issue of the Rezolve Warrants will to the extent governed by English law, be passed upon for Rezolve by Taylor Wessing LLP but not the legality of the Company Warrant Instrument or the Warrant Assignment and Amendment Agreement both of which are governed by New York law.

The validity of the warrants registered pursuant to the registration statement of which this proxy statement/prospectus forms a part will be passed upon by DLA Piper LLP.

DLA Piper LLP represented Armada in connection with the Business Combination and the preparation of this proxy statement/prospectus.

ENFORCEMENT OF CIVIL LIABILITIES

Rezolve is a company incorporated under the laws of England and Wales. A substantial portion of Rezolve’s assets and most of its directors and executive officers are located and reside, respectively, outside the United States. Because of the location of Rezolve’s assets and board members, it may not be possible for investors to serve process within the United States upon Rezolve or such persons with respect to matters arising under the United States federal securities laws or to enforce against Rezolve or persons located outside the United States judgments of United States courts asserted under the civil liability provisions of the United States federal securities laws.

Rezolve understands that there is doubt as to the enforceability in the United Kingdom, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the federal securities laws of the United States insofar as they are fines or penalties. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom by reason of being a penalty.

Rezolve has appointed Cogency Global Inc. as its agent to receive service of process in any action against it in any state or federal court in the State of New York arising out of the transaction described in this proxy statement/prospectus or any issuance of Rezolve Ordinary Shares in connection with this transaction.

WHERE YOU CAN FIND MORE INFORMATION

Armada currently files reports, proxy statements and other information with the SEC as required by the Exchange Act. Rezolve will file reports and other information with the SEC as required by the Exchange Act. You may access information on Armada and Rezolve at the SEC web site containing reports and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus.

All information contained in this document relating to Armada has been supplied by Armada, and all information relating to Rezolve has been supplied by Rezolve. Information provided by one entity does not constitute any representation, estimate or projection of any other entity.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact via phone or in writing:

ARMADA ACQUISITION CORP. I

2005 Market Street Suite 3120

Philadelphia, PA 19103

(215) 543-6886

INDEX TO FINANCIAL STATEMENTS

REZOLVE AI LIMITED

Carve-out Consolidated Financial Statements

As of and for the years ended December 31, 2023 (Restated) and 2022

ARMADA ACQUISITION CORP. I

Unaudited Condensed Financial Statements

For the Three and Six Month Periods Ended March 31, 2024

Unaudited Condensed Balance Sheets as of March 31, 2024 and September 30, 2022	F-42
Unaudited Condensed Statements of Operations for the three and six months-ended March 31, 2024 and 2023	F-43
Unaudited Condensed Statements of Changes in Stockholders’ Deficit for the three and six months-ended March 31, 2024 and 2023	F-44
Unaudited Condensed Statements of Cash Flows for the six months ended March 31, 2024 and 2023	F-45
Notes to Unaudited Condensed Financial Statements	F-46

Unaudited Condensed Financial Statements

For the Three Month Periods Ended December 31, 2023

Financial Statements

For the years ended September 30, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Rezolve AI Limited and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying carve-out consolidated balance sheets of Rezolve AI Limited and Subsidiaries (the Company) as of December 31, 2023 (restated) and 2022 (restated), and the related carve-out consolidated statements of operations, comprehensive loss, stockholders’ deficit and cash flows for each of the years in the two year period ended December 31, 2023 (restated), and the related notes (collectively referred to as the carve-out consolidated financial statements). In our opinion, the carve-out consolidated financial statements present fairly, in all material respects, the financial position of the Company as December 31, 2023 (restated) and 2022 (restated), and the results of its operations and its cash flows for each of the years in the two – year period ended December 31, 2023 (restated), in conformity with accounting principles generally accepted in the United States of America.

Restatement of the 2023 and 2022 Financial Statements

As discussed in Note 2, the accompanying 2023 and 2022 carve-out consolidated financial statements have been restated.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying carve-out consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the carve-out consolidated financial statements, the Company has incurred losses since inception, has negative cash flows from operations, and has negative working capital, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The carve-out consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These carve-out consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s carve-out consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the carve-out consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the carve-out consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the carve-out consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the carve-out consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grassi & Co., CPAs, P.C.

We have served as the Company’s auditor since 2024

Jericho, New York

May 20, 2024, except for Notes 2.20, 13 and 14, as to which the date is June 11, 2024

REZOLVE AI LIMITED AND SUBSIDIARIES

Carve-out Consolidated Balance Sheets

	December 31, 2023 (as restated)	December 31, 2022 (as restated)
Assets
Current assets
Cash	$10,441	$39,380
Accounts receivable	12,534	8,855
Prepayments and other current assets	299,013	440,846
Loans receivable (net of credit loss provision of $785,000 and nil as at December 31, 2023 and 2022)	—	598,414

Total current assets	321,988	1,087,495

Non-current assets
Property and equipment, net	79,593	110,998
Intangible assets	2,134,903	450,446

Total non-current assets	2,214,496	561,444

Total assets	2,536,484	1,648,939

Liabilities and Shareholders’ deficit

Current liabilities
Accounts payable	$4,569,703	$3,728,974
Due to related party (refer to note 14)	777,576	621,791
Accrued expenses and other payables	4,492,790	2,640,384
Ordinary shares payable	8,223,928	—
Short term convertible debt to related party (refer to note 14)	132,269
Short term debt to related party (refer to note 2.20 and note 14)	6,225,815	697,067
Share-based payment liability	1,311,028	—
Convertible debt (current)	31,088,259	—

Total current liabilities	56,821,368	7,688,216

Non-current liabilities
Convertible debt (long-term)	—	25,302,709
Share-based payment liability (long-term)	—	1,177,617

Total non-current liabilities	—	26,480,326

Total liabilities	56,821,368	34,168,542

Shareholders’ deficit
Ordinary shares, £0.0001 nominal value 932,969,424 shares issued and outstanding as of December 31, 2023 927,806,159 shares issued and outstanding as of December 31, 2022 991,285,244 and 986,121,959 shares authorized as of December 31, 2023 and 2022	$127,310	$126,677
Series A shares, £0.0001 nominal value 28,039,517 shares issued, authorized and outstanding as of December 31, 2023 and 2022	3,868	3,868
Additional paid-in capital	172,204,832	163,165,083
Share subscription receivable (1)	(178,720)	(178,720)
Accumulated deficit	(226,291,430)	(195,555,332)
Accumulated other comprehensive loss	(150,744)	(81,179)

Total shareholders’ deficit	(54,284,884)	(32,519,603)

Total liabilities and shareholders’ deficit	2,536,484	1,648,939

(1)	Includes related party balances of $(119,844) as at December 31, 2023 and 2022, refer to note 14.

The accompanying notes are an integral part of these carve-out consolidated financial statements

REZOLVE AI LIMITED AND SUBSIDIARIES

Carve-out Consolidated Statement of Operations

	Year ended December 31, 2023 (as restated)	Year ended December 31, 2022 (as restated)
Revenue	$145,051	$115,159

Operating expenses
Cost of revenue (refer to note 2.11)	34,791	745,040
Sales and marketing expenses (Including related party transactions of 2,072,224 and 869,777 refer to Note 14)	6,731,254	4,338,557
General and administrative expenses (Including related party transactions of 3,831,291 and 41,231,704, refer to Note 14)	17,986,528	86,640,500
Other operating expenses	1,156,316	334,952
Depreciation and amortization expenses	242,436	235,797
Impairment of investment in ANY	—	14,822,022
Impairment of goodwill	—	44,438

Total operating expenses	26,151,325	107,161,306

Operating loss	(26,006,274)	(107,046,147)

Other expenses
Interest expense	(4,791,782)	(3,884,695)
Other non-operating income (expense), net	125,366	256,659

Total other expenses, net	(4,666,416)	(3,628,036)

Loss before taxes	(30,672,690)	(110,674,183)
Income tax expense	(63,408)	(38,765)

Net loss for the year	$(30,736,098)	$(110,712,948)

Net loss per share – Basic and diluted	$(0.03)	$(0.12)
Weighted average number of shares – Basic and diluted	927,204,508	913,109,577

The accompanying notes are an integral part of these carve-out consolidated financial statements.

REZOLVE AI LIMITED AND SUBSIDIARIES

Carve-out Consolidated Statements of Comprehensive Loss

	Year ended December 31, 2023 (as restated)	Year ended December 31, 2022 (as restated)
Net loss	$(30,736,098)	$(110,712,948)
Other comprehensive loss, net of tax
Foreign currency translation loss	(69,565)	(87,941)

Total comprehensive loss	$(30,805,663)	$(110,800,889)

The accompanying notes are an integral part of these carve-out consolidated financial statements.

REZOLVE AI LIMITED AND SUBSIDIARIES

Carve-out Consolidated Statements of Changes in Shareholders’ Deficit

	Ordinary shares		Series A shares		Additional paid-in capital	Accumulated deficit	Share subscription receivable	Accumulated other comprehensive income	Total Shareholders deficit
	Shares	Amount	Shares	Amount
Balance as at January 1, 2022	891,818,882	122,427	28,039,517	3,868	83,692,381	(84,842,384)	(175,505)	6,762	(1,192,451)
Ordinary shares issued	2,040,816	166	—	—	2,499,754	—	—	—	2,499,920
Ordinary shares issued for ANY (note 2.20) (as restated)	14,427,185	1,993	—	—	14,858,007	—	—	—	14,860,000
Share-based compensation to consultant (note 11)	5,000,000	677	—	—	18,417,139	—	—	—	18,417,816
Ordinary shares issued against exercise of warrants (note 9)	1,700,000	192	—	—	2,082,308	—	—	—	2,082,500
Share-based compensation – related parties (note 11)	27,246,461	3,215	—	—	39,498,486	—	(3,215)	—	39,498,486
Employee share-based compensation (note 11)	—	—	—	—	2,115,015	—	—	—	2,115,015
ANY shares reverted (note 2.20)	(14,427,185)	(1,993)	—	—	1,993	—	—	—	—
Net Loss (as restated)	—	—	—	—	—	(110,712,948)	—	—	(110,712,948)
Foreign currency translation (loss) (as restated)	—	—	—	—	—	—	—	(87,941)	(87,941)

Balance as at December 31, 2022	927,806,159	126,677	28,039,517	3,868	163,165,083	(195,555,332)	(178,720)	(81,179)	(32,519,603)
Ordinary shares issued to related parties	163,265	20	—	—	199,954	—	—	—	199,974
Ordinary shares issued from exercise of share-options	5,000,000	613	—	—	(613)	—	—	—	—
Share-based compensation in lieu of services	—	—	—	—	115,190	—	—	—	115,190
Share-based compensation related parties	—	—	—	—	3,646,017	—		—	3,646,017
Employee share-based compensation	—				5,079,201	—	—	—	5,079,201
Net loss	—	—	—	—	—	(30,736,098)	—	—	(30,736,098)
Foreign currency translation (loss)	—	—	—	—	—	—	—	(69,565)	(69,565)

Balance as at December 31, 2023	932,969,424	127,310	28,039,517	3,868	172,204,832	(226,291,430)	(178,720)	(150,744)	(54,284,884)

The accompanying notes are an integral part of these carve-out consolidated financial statements.

REZOLVE AI LIMITED AND SUBSIDIARIES

Carve-out Consolidated Statements of Cash Flows

	Year ended December 31, 2023 (as restated)	Year ended December 31, 2022 (as restated)
Cash flows from operating activities:
Net loss	$(30,736,098)	$(110,712,948)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation and amortization	242,436	244,208
Unrealized foreign exchange (gain)/loss	375,298	(277,838)
Share based compensation issued to related parties for consultancy services	3,646,017	39,501,701
Share based compensation for consultancy services	—	18,417,816
Employee share based compensation	5,079,201	2,115,015
Impairment of ROU asset, net of lease termination	—	46,236
Impairment of prepayments and other current assets	—	731,940
Impairment of accounts receivable		334,952
Impairment of loans recievable	1,156,316	0
Impairment of goodwill	—	44,438
Impairment of investment in ANY	—	14,600,000
Interest expense	4,791,782	3,884,695
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable	(3,679)	712,554
(Increase) in prepayment and other current assets	(416,069)	(56,523)
(Decrease) in operating lease liability	—	(46,236)
Decrease in receivable with related parties	—	168,754
Increase in accounts payable, accrued expenses and other payables	2,310,465	3,340,539
Increase (decrease) in payables to related parties	552,456	161,791

Net cash (used in) operating activities	(13,001,875)	(26,788,906)

Cash flows from investing activities:
Purchase of property and equipment	(14,376)	(36,854)
Development of intangible assets	(1,767,148)	—

Net cash (used in) investing activities	(1,781,524)	(36,854)

Cash flows from financing activities:
Proceeds from rights issuance	7,767,674	—
Proceeds from issuance of ordinary shares	—	2,499,920
Proceeds from issuance of common stock to related parties	199,974	—
Repayment of short-term debt obligation from related parties	(250,000)	—
Proceeds from short-term debt from related party	4,369,413	—
Proceeds from long-term debt obligation	2,625,000	21,500,000

Net cash flow generated from financing activities	14,712,061	23,999,920

Effect of exchange rate changes on cash	42,399	177,287

Net change in cash	(28,939)	(2,648,553)

Cash and cash equivalents, beginning of year	39,380	2,687,933
Cash and cash equivalents, end of year	10,441	39,380
Supplemental disclosures
Share-based payment for development of intangible asset	115,190	—
Cash paid for interest	—	—
Cash paid for taxes	—	—
Accrued interest payable converted to principal	4,040,989	—

The accompanying notes are an integral part of these carve-out consolidated financial statements.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

1.	Organization and nature of operations

Rezolve Group Limited (“Rezolve” or “the Company”) was incorporated in England and Wales on January 5, 2023 and changed its name on June 5, 2023 to Rezolve AI Limited.

Rezolve is a mobile commerce and engagement platform that enables retailers and brands to deliver rich and engaging mobile experiences to consumers. The mailing address of Rezolve’s registered office is 3rd Floor, 80 New Bond Street, London, United Kingdom, W1S 1SB.

2.	Basis of presentation and summary of significant accounting policies

2.1	Basis of presentation

The Carve-out Consolidated Financial Statements of Rezolve AI Limited and subsidiaries (together “the Company” or “we”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The carve-out consolidated financial statements have been prepared using the United Stated Dollar (“$” or “US dollar”) as the reporting currency.

The accompanying Carve-out Consolidated Financial Statements include the financial statements of Rezolve AI Limited, Rezolve Limited, its consolidated subsidiaries and any variable interest entity (“VIE”) in which we are the primary beneficiary, with the exception of the subsidiaries Rezolve Information Technology (Shanghai) Co., Ltd. (“Rezolve China”) and Rezolve China’s subsidiary Nine Stone (Shanghai) Ltd (“Nine Stone”)(collectively “the China Business”).

On January 3, 2023, the Company’s directors approved a plan to abandon its operations in China completely. Subsequently, on January 5, 2023, the Company’s directors approved an application to the United Kingdom (the “UK”) tax authorities requesting tax clearance for a solvent demerger (the “Demerger”) of the Company under section 110 of the UK Insolvency Act, 1986 which clearance was subsequently granted. Our board of directors decision to abandon operations in China completely and approve the Pre-Closing Demerger was based, in part, on our inability to complete an audit as a result of not having access to certain information from our local third-party company.

The Demerger involves establishing a new holding company, Rezolve AI Limited (“Rezolve AI”), which will acquire specified assets of Rezolve Limited and issue shares for distribution to the existing shareholders in Rezolve Limited in a tax-efficient manner. Assets relevant to the simplified structure in the Company will be segregated and transferred to Rezolve AI. The assets related to the Chinese business which include Rezolve Information Technology (Shanghai) Co. Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd will not be transferred to Rezolve AI. Rezolve AI will end up with the same business as the existing Rezolve Limited but without the Chinese business. If a contract is not assignable it will have to be novated from Rezolve Limited to Rezolve AI. It is anticipated that the Demerger will be completed before the completion of the business combination with Armada, which will be effected with Rezolve AI instead of Rezolve Limited. The listed company will consist of Rezolve AI and its subsidiaries, which will legally not include Rezolve Shanghai directly or indirectly.

These Carve-out Consolidated Financial Statements have been prepared on the basis that the Demerger was completed retrospectively on December 31, 2021, and thus reflects the predecessor company prior to completion of the Demerger. They are prepared on a carve-out basis. All costs of doing business in Rezolve Limited have been reflected in Rezolve AI Limited on a 100% allocation basis since management feels that this fully reflects the Carve-out Consolidated Financial Statements had the Demerger completed on December 31, 2021. Investments made in the China Business by Rezolve Limited in the People’s Republic of China (“China”) for the years ending December 31, 2023 and 2022 have been recorded as “Business development expenses”, a component of General and Administrative expenses within the Company’s

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

Consolidated Statement of Operations in accordance with Staff Accounting Bulletin Topic 1-B1, Costs Reflected in Historical Financial Statements (“SAB 1-B1”). Management asserts that this method used is reasonable.

2.2	Basis of consolidation

We consolidate investments in companies in which we control directly or indirectly through the control of more than 50% of the voting rights. We also consolidate entities in which we hold a variable interest where we are the primary beneficiary of the entity. A variable interest entity “VIE” is defined as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (b) equity interest holders as a group lack either (i) the power to direct the activities of the entity that most significantly impact on its economic performance, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest. We are the primary beneficiary of a VIE when we have both (1) the power to direct the activities of the entity Ih most significantly impact on the entity’s economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.

All intercompany balances and transactions have been eliminated.

A list of subsidiaries and Rezolve Limited’s holding as of December 31, 2023 and 2022 is as follows:

Name of the entity	Date of incorporation	Country of incorporation	Group shareholding (%)
Rezolve Mobile Commerce Inc.	April 20, 2016	United States of America	100%
Rezolve Technology S.L.	August 25, 2020	Spain	100%
Rezolve Taiwan Limited	November 9, 2000	Taiwan	100%
Rezolve Technology (India) Private Limited	March 19, 2021	India	100%

The carve-out consolidated financial statements have been prepared using the United Stated Dollar ($) as its reporting currency.

2.3	Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable, provided that early adoption is permitted by the new or revised accounting standard. The Company has elected to not opt out of such extended transition period, which means that the Company, as an emerging growth company, can adopt new or revised standard at the same time as private companies. While the Company may early adopt the new or revised standard if the standard permits, it is able to avail itself of any additional transition time which is granted to private companies. This may make comparison of the Company’s financial statements with

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

2.4	Liquidity

Pursuant to ASC 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”), management must evaluate whether there are conditions and events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that these Carve-out Consolidated Financial Statements are issued. In accordance with ASC 205-40, management’s analysis can only include the potential mitigating impact of management’s plans that have not been fully implemented as of the issuance date if (a) it is probable that management’s plans will be effectively implemented on a timely basis, and (b) it is probable that the plans, when implemented, will alleviate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern.

As of December 31, 2023, the Company had an accumulated deficit of $226.3 million. For the year ended December 31, 2023, the Company incurred a net loss of $30.7 million and net cash used in operating activities was $13.0 million. Cash and cash equivalents totaled $0.01 million as of December 31, 2023, a decrease of $0.03 million from December 31, 2022. The Company has a working capital deficit of $57.3 million as at December 31, 2023. The Company continues to incur losses while it develops technological services, targets customers and incurs costs for an initial public offering or business combination. Our sources of cash for these activities rely on debt and equity funding. The ability to raise funding has proven challenging in the years ending December 31, 2023 and 2022. Interest rates have risen and the ability to raise funding has been constrained. These conditions raise substantial doubt about the entity’s ability to continue as a going concern for a period of one year from the issuance of these financial statements.

As a result of our losses and our projected cash needs combined with our current liquidity level, the Company’s ability to continue as a going concern is contingent upon successful execution of management’s intended plan over the next twelve months to improve the Company’s liquidity and profitability, which includes, without limitation:

•	Seeking additional capital through the issuance of debt or equity securities.

•	Generating revenue by execution of successful trials and long-term partner arrangements.

•	The ability to generate revenue from our technology

•	Reducing expenses by taking restructuring actions and reducing the number of employees and consultants.

•	Controlling expenses and limiting capital expenditures.

Assumptions underlying the Company’s business plan are highly sensitive to the signing of revenue generating contracts, the successful outcome of trials for our services and the ability to control expenses.

Furthermore, the review of the strategic plan and budget, including expected developments in liquidity and capital from definitive agreements entered into (Notes 7.3 and 19), were considered. Consequently, it has been concluded that adequate resources and liquidity to meet the cash flow requirements for the next twelve months are present, and it is reasonable to apply the going concern basis as the underlying assumption for the carve-out consolidated financial statements. The Company’s plan includes the items noted above as well as securing external financing which may include raising debt or equity capital. These plans are not entirely within the Company’s control including our ability to raise sufficient capital on favorable terms.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

2.5	Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of financial statements and the results of operations during the reporting period. Estimates and assumptions are used in accounting for, among other things, the valuation of acquisition-related assets and liabilities, deferred income taxes and related valuation allowances, fair value measurements, useful lives of long-lived assets, and share-based compensation. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Although these estimates are based upon management’s best knowledge of current events and actions, actual results could differ from estimates

2.6	Foreign currency translation and transactions

The functional currency of the Company is the US dollar, being the currency in which the Company predominantly generates cash through financing transactions and expends cash in Rezolve Limited. The subsidiaries have different functional currencies such as the Euro, Indian Rupee and New Taiwan Dollar which have been determined on the basis of the primary economic environment in which each entity of the Company operates. Management believes that each individual entity’s functional currency reflects the transactions, events and conditions under which the entity conducts its business.

Transactions denominated in currencies other than our or our subsidiaries’ functional currencies are recorded based on exchange rates at the time such transactions arise. Assets and liabilities denominated in currencies other than the functional currency are remeasured using the current exchange rate for monetary accounts and historical exchange rates for nonmonetary accounts, with exchange differences on remeasurement included in other income (expense), net in our consolidated statements of operations. Foreign subsidiaries that utilize foreign currency as their functional currency translate such currency into U.S. dollars using (i) the exchange rate on the balance sheet dates for assets and liabilities, (ii) the average exchange rates prevailing during the period for revenues and expenses, and (iii) historical exchange rates for equity. Any translation adjustments resulting from this process are shown separately as a component of accumulated other comprehensive income (loss) within shareholder’s deficit in the consolidated balance sheets and statement of comprehensive income (loss).

With the exception of certain material transactions, the cash flows from our operations in foreign countries are translated at the average rate for the applicable period in our consolidated statements of cash flows. The impacts of material transactions generally are recorded at the applicable spot rates in our consolidated statements of operations and cash flows. The effects of exchange rates on cash balances held in foreign currencies are separately reported in our consolidated statements of cash flows.

2.7	Cash

Cash comprises cash on hand and in current accounts which are readily available. Our cash is held in creditworthy financial institutions and is insured up to GBP 85,000 in accordance with the regulations of the United Kingdom’s Financial Conduct Authority. The Company has not experienced any losses associated with cash held with financial institutions.

2.8	Accounts receivable, net

The Company has adopted ASC 326 “Financial Instruments—Credit Losses” as of January 31, 2023 (refer to note 3.) Account receivable consists primarily of amounts related to fees charged to customers. Credit is

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

extended based on evaluation of a customer’s financial condition and generally collateral is not required. Accounts receivable is stated at amounts due from customers net of allowance for doubtfull accounts. The allowance for doubtful accounts is based upon our current estimate of lifetime expected credit losses related to uncollectible accounts receivable. The Company evaluates the need for an allowance for doubtful accounts based on historical collection trends, prevailing and anticipated macroeconomic conditions and specific customer credit risk. Accounts receivable in the accompanying consolidated financial statements does not have any allowances created for doubtful accounts.

2.9	Property and equipment

Property and equipment are stated at cost of acquisition less accumulated depreciation and accumulated impairment provisions, however, there have been no indicators identified during the reporting periods.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the net carrying amount of the asset) is included in the consolidated statement of comprehensive operations, in the year the asset is derecognized.

Depreciation on property and equipment is charged to expense on a systematic basis over the useful life of assets as estimated by the management. Depreciation is computed using the straight-line method. The useful lives estimated by the management are as follows:

Assets	Useful life
Computers	3 years
Office equipment	3 years

Repairs and maintenance of property and equipment are expensed as incurred; enhancements and improvements that extend the life of property and equipment are capitalized into their cost.

2.10	Intangible assets

Intangible assets consist of computer software, customer lists and goodwill.

Computer software

Computer software acquired separately is measured on initial recognition at cost. Following initial recognition, such assets are carried at cost less any accumulated amortization and any accumulated impairment losses, however, there have been no indicators of impairment identified during the years ended 2023 and 2022.

Computer software assets are amortized over their useful economic life less their estimated residual value and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the net carrying amount of the asset and are recognized in profit or loss in the consolidated statement of operations when the asset is derecognized.

The initial useful lives of computer software assets as estimated by management are summarized as follows:

Assets	Useful life
Software	5 years

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

Internal-use software

We capitalize internal and external costs directly associated with the development of internal-use software. Maintenance and training costs, as well as costs incurred during the preliminary stage of an internal-use software development project, are expensed as incurred.

2.11	Impairment of assets

The Company reviews assets, including the property and equipment and intangibles, for impairment when an event or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from use of the asset and its eventual disposition are less than the carrying amount. Impairment loss, if any, is measured as the difference between the fair value of an asset, as measured by discounted cash flows and the asset’s carrying value. Management identified indicators of impairment in its Taiwanese subsidiary during the year-ended December 31, 2022, and as a result impairment charges for accounts receivable of $334,952, other current assets of $731,940 were recognized in the Company’s Carve-out Consolidated Statement of Operations.

The Company reviews goodwill for impairment annually in its fourth quarter by initially considering qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, as a basis for determining whether it is necessary to perform a quantitative analysis. If it is determined that it is more likely than not that the fair value of reporting unit is less than its carrying amount, a quantitative analysis is performed to identify goodwill impairment.

The Company identified indicators of impairment in Taiwan which led to the recognition of a goodwill impairment loss of $44,438 in the Company’s Carve-out Consolidated Statement of Operations for the year-ended December 31, 2022.

There were no other indicators of impairment for any of the long-lived assets as of December 31, 2023 and December 31, 2022 and the years then ended.

2.12	Convertible Debt

The Company early adopted ASU 2020-06 retrospectively within these consolidated financial statements in the year prior to those years. Had we adopted ASU 2020-06 on January 1, 2021 under the modified retrospective method, such adoption would had not have had a material impact on our carve-out consolidated financial statements.

The Company’s senior secured notes issued in December 2021 and unsecured convertible loans from a related party are accounted for as single liability instruments measured at its amortized cost, as no other embedded features require bifurcation and recognition as derivatives.

2.13	Deferred financing costs

Deferred financing costs include debt discounts and debt issuance costs related to a recognized debt liability and are presented in the balance sheet as a direct reduction from the carrying value of the debt liability. Amortization of deferred financing costs are included as a component of interest expense. Deferred financing costs are amortized using the effective interest method.

2.14	Revenue recognition

Under ASC 606, the Company determines revenue recognition through the following steps:

•	Identifying the contract, or contracts, with the customer;

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

•	Identifying the performance obligations in the contract;

•	Determining the transaction price;

•	Allocating the transaction price to performance obligations in the contract; and

•	Recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services.

Ticketing Commissions (Spain)

The Company’s single source of revenue is for the commission from sales of football tickets for La Liga in Spain through our platform technology. La Liga pays a commission for each football ticket sold through our platform technology.

Revenue is recognized in accordance with ASC 606 “Revenue from Contracts with Customers” at the point in time when a football ticket is sold on our platform technology.

2.15	Cost of revenue

Cost of revenues consists of expenses incurred directly in relation to the earning of revenues such as partner’s fees and inventory plus the impairment of current assets (see note 2.11).

2.16	Operating segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Group’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. The Company has determined that it operates as one operating segment.

2.17	Research and development credits

Credits for research and development activities relate to government incentives on qualifying research and development expenditures in the United Kingdom. These refundable credits are recognized within other non-operating income when they are filed with the government authorities and there is no uncertainty on the realization of the credits until they are refundable.

2.18	Share-based compensation

The Company measures the cost of share-based awards granted to employees, non-employees and directors based on the grant-date fair value of the awards. The grant-date fair value of the share options is calculated using a Black-Scholes Merton option pricing model. The value of the portion of the award, after considering potential forfeitures, that is ultimately expected to vest is recognized as expense in our statements of operations on a over the requisite service periods. The Company elected to recognize the effect of forfeitures in the period that they occur.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

2.19	Shareholders’ deficit and reserves

Authorized and Outstanding Shares

The Company has three classes of issued shares, ordinary shares, deferred shares and series A preferred. Each series A preferred and ordinary shareholder are entitled to one vote per share. Holders of deferred shares are not entitled to any votes. Holders of ordinary shares are entitled to receive dividends out of any asset legally available for payment of dividends only when such dividends are declared by the Board of Directors and approved by the majority of the shareholders. As of December 31, 2023, and 2022, the Company’s Board of Directors had not declared any dividends for ordinary shares.

As of December 31, 2023 the Company had authorized 1,019,324,741shares consisting of 991,285,224 shares ordinary shares and 28,039,517 Series A shares. During 2022, the Company increased its authorized shares by 35,987,277 ordinary shares at a par value £0.0001.

As of December 31, 2023 and 2022, there were 932,969,424 and 927,806,159 common shares, and 28,039,517 Series A shares outstanding, respectively.

In in the carve-out consolidated financial statements, the following employee shares are outstanding due to an unofficial and unapproved equity incentive plan. These shares par value of £0.0001 per share remain unpaid by the employees.

	Employee Shares at Par Value	Employee Shares Requiring Additional Paid in Capital	($)
Exercise price	£0.0001	£0.016
Balance as on January 1, 2022	58,315,800	10,700,000	215,448
Issued during the year December 31, 2022	—	—	—
Forfeited during the year December 31, 2022	—	—	—

As at December 31, 2022	58,315,800	10,700,000	215,448
Issued during the year December 31, 2023	—	—	—
Forfeited during the year December 31, 2023	—	—	—

As at December 31, 2023	58,315,800	10,700,000	215,448

These employee shares have significant restrictions including management’s and or the board’s rights to cancel the shares any time, restrictions on right to transfer, to vote and cumulative dividends. There are no vesting conditions including service conditions in relation to the shares issued. Considering the restrictions imposed on these shares, these shares are considered to be ungranted to the employees. The amount receivable for these employee shares and such employee shares issued have been adjusted from the share subscription receivable and number of ordinary shares, respectively in the Company’s carve-out consolidated statement of changes in shareholder’s deficit.

Management expect to amend the articles of incorporation of the Company to remove these restrictions prior to the completion of the Demerger. After removal of such restrictions it is expected that the employee shares will trigger a “grant date” as defined in ASC 718 and be fully vested. If such restrictions had been removed as at December 31, 2023, the Company estimates the total share-based payment expense to have been recognized immediately for the grant of 58,315,800 employee shares to be $36,738,954. This estimate uses a fair value per employee share of $.63 based on a recent funding of the Company at $.63 per Ordinary share and an exercise price of £0.0001 for each employee share.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

Accumulated deficit includes current and prior period losses. Accumulated other comprehensive losses primarily consists of foreign currency translation reserves. Additional paid in capital primarily consists of additional subscription consideration received over and above the par value of the shares as well as the fair value of share-based payments.

2.20	Restatement of error in previously filed consolidated combined carve-out financial statements:

In the initial and four amended filings of the Company’s F-4 registration statement in connection with the proposed business combination with that of Armada Acquisition Corp I (“Armada”, note 7.3), the Company consolidated ANY Lifestyle Management GmbH (“ANY”, Note 14) as a VIE with Rezolve as the primary beneficiary as of August 30, 2021 in its consolidated combined carve-out financial statements.

On August 30th, 2021, the Company executed a binding term sheet to acquire ANY from the Radio Group GmbH. In accordance with the binding term sheet, the Company issued 14,427,185 ordinary shares valued at $1.03 per share. The ordinary shares were issued on February 11th , 2022 at which point all of the outstanding shares of ANY were transferred from the Radio Group to the Company. On December 28, 2022 the legal ownership of ANY reverted back to the sellers of ANY, the consideration shares were reverted back to Rezolve. On April 13th, 2024, the board of directors of the Company approved a decision to abandon its plans to complete the acquisition of ANY. The Radio Group was notified immediately upon the board’s decision. The Company has no plans to pursue acquiring ANY at a later date.

The Company reassessed the legal rights under the binding term sheet to acquire ANY in early 2024 and concluded that the Company is not the primary beneficiary, and does not have the power to direct the activities of ANY

The Company has therefore restated its consolidated combined carve-out financial statements for the year ending December 31, 2022 by restating the comparative financial statements for the year ended December 31, 2023 submitted with its fifth amended F-4 registration statement by not consolidating ANY.

The following presents a reconciliation of the impacted financial statement line items as filed to the restated amounts as of December 31, 2022 and for the year then ended. The previously reported amounts reflect those included in the initial and four amended registration statements as of and for the years ended December 31, 2022 filed with the SEC on June 16, 2023, August 10, 2023, September 25, 2023, December 12, 2023 and January 19, 2024. These amounts are labeled as “As Filed” in the tables below. The amounts labeled “Restatement Adjustments” represent the effects of this restatement due to the change in judgement associated with the Company as ANY’s primary beneficiary. The impact of correcting this material error was an increase in net loss of $6.6 million, a decrease in total assets of $7.7 million and total liabilities and shareholders equity of $7.7 million.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

The investment in ANY of $14,600,000 plus loans to ANY of $222,022 was impaired as the Company abandoned its plans to complete the acquisition of ANY.

Carve-out consolidated balance sheet	As filed	Restatement adjustments	December 31, 2022 (as restated)
Assets
Current assets
Cash	41,709	(2,329)	39,380
Accounts receivable	74,748	(65,893)	8,855
Receivables from related party	607,726	(607,726)
Prepayments and other current assets	1,202,572	(163,312)	1,039,260

Total current assets	1,926,755	(839,260)	1,087,495

Non-current assets
Property and equipment, net	139,560	(28,562)	110,998
Goodwill	1,061,763	(1,061,763)	—
Intangible assets	6,237,443	(5,786,997)	450,446

Total non-current assets	7,738,766	(6,877,322)	561,444

Total assets	9,365,521	(7,716,582)	1,648,939

Liabilities and Shareholders’ deficit

Current liabilities
Short term debt to related party	697,067	—	697,067
Accounts payable	4,262,476	(533,502)	3,728,974
Due to related party	225,120	396,671	621,791
Accrued expenses and other payables	3,488,909	(848,525)	2,640,384

Total current liabilities	8,673,572	(985,356)	(7,688,216)

Non-current liabilities
Convertible debt	25,302,709	—	25,302,709
Share-based payment liability	1,177,616	—	1,177,617
Deferred tax liability	1,526,622	(1,526,622)	—

Total non-current liabilities	28,006,947	(1,526,622)	26,480,326

Total liabilities	(36,680,519)	(2,511,978)	34,168,542

Liabilities and Shareholder’s deficit
Ordinary shares	126,677	—	126,677
Deferred shares	1,993	(1,993)	—
Series A shares	3,868	—	3,868
Additional paid-in capital	163,163,090	1,993	163,165,083
Share subscription receivable	(178,720)	—	(178,720)
Accumulated deficit	(189,171,542)	(6,383,790)	(195,555,332)
Accumulated other comprehensive loss	(1,260,364)	1,179,185	(81,179)

Total shareholders’ deficit	(27,314,998)	(5,204,605)	(32,519,603)

Total liabilities and shareholders’ deficit	9,365,521	(7,716,583)	1,648,939

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

Carve-out consolidated financial statements	As filed	Restatement Adjustments	December 31, 2022 (As restated)
Revenue	$11,879,343	(11,764,184)	$115,159

Operating expenses
Cost of revenue	5,604,129	(4,859,089)	745,040
Sales and marketing expenses	6,827,211	(2,488,654)	4,338,557
General and administrative expenses	91,604,396	(4,963,896)	86,640,500
Other operating expenses	334,952	—	334,952
Depreciation and amortization expenses	742,113	(506,316)	235,797
Impairment of investment in ANY		14,822,022	14,822,022
Impairment of goodwill	7,418,302	(7,373,864)	44,438

Total operating expenses	112,531,103	(5,369,797)	107,161,306

Operating loss	(100,651,760)	(6,394,387)	(107,046,147)

Other expenses
Interest expense	(3,884,698)	3	(3,884,695)
Other non-operating income (expense), net	315,574	(58,915)	256,659

Total other expenses, net	(3,569,124)	(58,912)	(3,628,036)

Loss before taxes	(104,220,884)	(31,521,733)	(110,674,183)
Income tax expense	115,447	(63,408)	(38,765)

Net loss for the year	(104,105,437)	(31,585,141)	$(110,712,948)

Net loss per share – Basic and diluted	$(0.11)	$(0.01)	$(0.12)
Weighted average number of shares – Basic and diluted	913,109,577		913,109,577

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

Carve-out consolidated statement of cash flows	As Filed	Restatement Adjustments	December 31, 2022 (As Restated)
Cash flows from operating activities:
Net loss	(104,105,438)	(6,607,510)	$(110,712,948)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation and amortization	742,113	(497,905)	244,208
Unrealized foreign exchange (gain)/loss	(277,838)	—	(277,838)
Share based compensation issued to related parties for consultancy services	39,501,701	—	39,501,701
Share based compensation for consultancy services	18,417,816	—	18,417,816
Employee share based compensation	2,115,015	—	2,115,015
Impairment of ROU asset, net of lease termination	46,236	—	46,236
Impairment of prepayments and other current assets	731,940	—	731,940
Impairment of accounts receivable	334,952	—	334,952
Impairment of goodwill	7,418,302	(7,373,864)	44,438
Impairment of investment in ANY	—	14,600,000	14,600,000
Deferred tax benefit	(243,835)	243,835	—
Interest expense	3,884,695	—	3,884,695
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable	646,661	65,893	712,554
(Increase) in prepayment and other current assets	(215,468)	158,945	(56,523)
(Decrease) in operating lease liability	(46,236)	—	(46,236)
Decrease in receivable with related parties	(245,266)	414,020	168,754
Increase in accounts payable, accrued expenses and other payables	4,766,607	(1,426,068)	3,340,539
Increase (decrease) in payables to related parties	(234,880)	396,671	161,791

Net cash (used in) operating activities	(26,762,923)	(25,983)	(26,788,906)

Cash flows from investing activities:
Purchase of property and equipment	(25,973)	(14,376)	(36,854)
Development of intangible assets	—	(1,767,148)	—

Net cash (used in) investing activities	(25,973)	(1,781,524)	(36,854)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	2,499,920	—	2,499,920
Proceeds from long-term debt obligation	21,500,000	—	21,500,000

Net cash flow generated from financing activities	23,999,920	—	23,999,920

Effect of exchange rate changes on cash	140,658	36,639	177,287

Net change in cash	(2,648,318)	(235)	(2,648,553)
Cash and cash equivalents, beginning of year	2,690,024	(2,091)	2,687,933
Cash and cash equivalents, end of year	41,709	(2,329)	39,380

Management also reclassified amounts Due to related party, previously disclosed in the related party note disclosure as at December 31, 2022. The amounts were reclassified from Accounts payable.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

Carve-out consolidated balance sheet	As Filed	Restatement Adjustments	December 31, 2023 (As Restated)
Deferred shares	1,993	(1,993)	—
Additional paid-in capital	172,202,839	1,993	172,204,832

The carve-out consolidated balance sheet for December 31, 2023 was restated only to reflect the return of the deferred shares and the cancellation of the shares.

In addition, amounts were restated in the following

•	Note 4 – Prepayments and other current assets

•	Note 6 – Property and equipment, net

•	Note 7 – Intangible assets, net

•	Note 12 – Accrued expenses and other payables

•	Note 13 – Expenses and other Non-operating (income) expense, net

•	Note 14 – Related party disclosures

•	Note 16 – Income taxes

2.21	Fair value measurement and concentration of credit risk

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price at which an asset could be exchanged or a liability transferred in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or derived from such prices. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity.

The Company reports all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

Fair value measurement at reporting date:

Description	Level 1	Level 2	Level 3
December 31, 2023 Fair value on recurring basis
(1) Share-based payment liability	—	—	$1,311,028
December 31, 2022 Fair value on recurring basis
(1) Share-based payment liability	—	—	$1,177,617

(1)	The fair value of the share-based payment liability was valued using a discounted cash flow method using a risk adjusted discount rate of 10.8%. Please also refer to note 7.4.

The carrying amount of the Company’s cash, accounts receivable, accounts payable and accrued expenses approximated their fair values due to their short term to maturity.

Credit risk

Accounts receivable and loan notes receivable are potentially subject to credit risk concentration. The Company has not experienced any material losses related to concentrations during the years presented. The Company however has a concentration risk related to its contract with its only customer such that as at December 31, 2023, 100% of the Company’s accounts receivable is through its sole revenue generating agreement. If the sole agreement was terminated then such losses due to concentration risk may be material in the future and management makes no assurance that these losses may be avoided.

Accounts payable include balances for work incurred by third parties for the benefit of the company. For the years ended December 31, 2023 and 2022, the following vendors represented more than 10% of total accounts payable.

	December 31, 2023	December 31, 2022
KPMG LLP	10%	14%
Taylor Wessing LLP	13%	17%
Wilson Sonsini Goodrich & Rosati	14%	15%
SThree Partnership LLP	—	13%

Foreign currency risk

All of the Company’s revenue is denominated in the Euro (“EUR”) since the sales of the Company are in Spain. Based upon the Company’s level of operations for the year ended December 31, 2023 and 2022, a sensitivity analysis shows that a 10% appreciation or depreciation in the EUR against the dollar would have increased or decreased, respectively, the Company’s revenue for the years ended December 31, 2023 and 2022 by approximately $ 14,505 and $ 11,515 respectively.

Revenue risk

We currently generate a significant portion of our revenue from a single agreement with La Liga from which we expect to generate most of our revenues in the near future. 100% of our revenue was derived from commission from the sale of La Liga football tickets for the year ended December 31, 2023 and 2022, respectively, and we anticipate that a significant portion of our revenue will continue to be derived from this agreement in the near future. The sudden loss of the agreement with La Liga or their decision not to renew the agreement, could harm our business, results, operations and condition.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

2.22	Income taxes

The Company accounts for income taxes and the related accounts in accordance with ASC 740, Income Taxes. Deferred income tax assets and liabilities are computed annually, for differences between the carrying amounts and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when it is necessary to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes includes both current taxes for the period plus or minus the change during the period in deferred tax assets and liabilities.

Tax benefits from uncertain tax position are recognized for financial statement purposes only when it is more-likely-than-not that the position will be sustained with the local taxing authority. Measurement of the tax effects of positions that meet this recognition threshold is based on the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with the taxing authorities.

As a result of operating losses in most of the geographies where the Company operates, we concluded that our deferred tax assets on unutilized tax losses were not more likely than not to be realized in the future and a full valuation allowance has been recorded.

2.23	Loss and earnings per share

In accordance with ASC-260 Earnings Per Share, basic earnings per share, basic net loss per share is based on the weighted average number of ordinary shares issued and outstanding and is calculated by dividing net loss attributable to ordinary shareholders by the weighted average shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares used in the net loss per share calculation plus the number of ordinary shares that would be issued assuming conversion of all potentially dilutive securities outstanding. If the Company reports a net loss, the computation of diluted loss per share excludes the effect of dilutive ordinary share equivalents, as their effect would be antidilutive. Diluted loss per share is equal to the net loss per share as all potentially dilutive securities are anti-dilutive in the periods presented. For the years ended December 31, 2023 and 2022 the Company incurred net losses and therefore no potential dilutive ordinary share were utilized in the calculation of losses per share.

If the company reports net income, basic earnings per share is based on the weighted average number of ordinary and series A preferred shares issued and outstanding and is calculated by dividing net income attributable to ordinary and series A preferred shareholders by the weighted average shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to ordinary and series A preferred shareholders by the weighted average number of ordinary and series A preferred shares used in the net earnings per share calculation plus the number of ordinary shares that would be issued assuming conversion of all potentially dilutive securities outstanding.

The series A preferred shares are entitled to the same dividend rights as the ordinary shares and therefore as participating securities, are included in the basic and diluted earnings per share calculation. The holders of the series A preferred shares do not have a contractual obligation to share in the losses of the Company. The Company computes earnings per share using the two-step method for its series A preferred and ordinary shares.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

The following table presents the potential shares of ordinary shares outstanding that were excluded from the computation of diluted net loss per share of ordinary shares as of the periods presented because including them would have been antidilutive:

	December 31, 2023 (as restated)	December 31, 2022 (as restated)
Convertible debt (note 7.3)	3,929,566	3,428,571
Shares payable (note 7.4)	140,000	140,000
Share options	—	5,200,000
Series A preferred shares	28,039,517	28,039,517
Short-term debt to related party (note 7.1)	1,037,575	—

Total	33,146,658	36,808,088

The Company uses the “if converted” method for calculating the dilutive effect of the convertible debt, shares payable and series A preferred shares and the treasury share method for calculating the dilutive effect of the options and warrants. The series A preferred shares are convertible at the rate of one series A preferred share into one ordinary share in the event of an initial public offering. The Company included the deferred shares as they are expected to be converted to ordinary shares in the future. The Company does not include the employee ungranted shares (Note 2.17) as they are contingent on removal of significant restrictions including management’s and or the board’s rights to cancel the shares any time, restrictions on the right to transfer, to vote and cumulative dividends.

3.	Recently adopted accounting pronouncements

ASC 326 “Financial Instruments—Credit Losses”

The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the statement of operations will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard is effective for the calendar year ending December 31, 2023. The Company adopted the standard on January 1, 2023. The adoption of the standard did not have a material impact on the combined carve-out consolidated financial statements.

ASU No. 2020-06 “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06)”

In August 2020, the FASB issued ASU No. 2020-06. This ASU simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument and more convertible preferred share as a single equity instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments.

Our adoption of ASU 2020-06 was performed retrospectively within these consolidated financial statements in the year prior to those years presented. Had we adopted ASU 2020-06 on January 1, 2021 under the modified retrospective method, such adoption would had not have had a material impact on our carve-out consolidated financial statements.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

A number of amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

4.	Prepayments and other current assets

	December 31, 2023 (as restated)	December 31, 2022 (as restated)
Prepaid expenses	$130,309	$214,514
Receivable from government authorities	582	4,155
Input tax credit	140,432	219,421
Other receivables	27,690	2,756

Total	$299,013	$440,846

5.	Loans Receivable

	December 31, 2023 (as restated)	December 31, 2022 (as restated)
Loans receivable	—	598,414

Total	$—	$598,414

The loans receivable consists of:

•

Loan receivable—Neighbor Inc (“Swipeby”)—The loan allows up to $65,000 to be loaned to Swipeby on a monthly basis beginning in July 2022. The loan bears interest of 8% and matures at the earlier of 1) The Company acquiring Swipeby or 2) December 31, 2022. The loan agreement was amended on February 23, 2023 such that the maturity date was extended to the earlier of 1) The Company acquiring Swipeby or 2) June 30, 2023. Swipeby was not acquired by the Company by June 30, 2023, and as such the balance of $785,000 was considered non-recoverable and an impairment charge of $785,000 was recorded in “Other operating expenses”.

•

Loan receivable—Grupo Hanhei (“Moneymatic”). The loan initially provided $100,000 in August 2022, plus up to $25,000 per month terminating on October 31, 2022 while the Company completes integration of the Company’s technology into Moneymatic’s applications. As at December 31, 2022, the loan of $181,816 to Moneymatic was in the process of being negotiated and was extended in June 2023. Moneymatic’s loan was also considered recoverable due at the time, due to the fact that Moneymatic were then integrating Rezolve’s technology into Moneymatic’s applications in Mexico. The loan amount $371,316 at December 31, 2023 was considered non-recoverable and an impairment charge of $371,316 was recorded in “Other operating expenses”.

6.	Property and equipment, net

	December 31, 2023 (as restated)	December 31, 2022 (as restated)
Computers	$195,140	$181,784
Office equipment	290	495

Less—Accumulated depreciation	(115,837)	(71,281)

Property and equipment, net	$79,593	$110,998

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

Depreciation expense for the years ended December 31, 2023 and 2022 was $44,556 and $37,917 respectively.

7.	Intangible assets, net

	December 31, 2023 (as restated)	December 31, 2022 (as restated)
Software	$1,009,272	$989,400
In development intangible asset	1,862,465	—

	2,871,737	989,400
Less—Accumulated amortization	(736,834)	(538,954)

Intangible assets, net	$2,134,903	$450,446

Amortization expense for each of the years ended December 31, 2023 and 2022 was $197,800.

As of December 31, 2023, expected amortization expense over the remaining intangible asset lives is as follows:

2024	$183,578
2025	445,453
2026	376,468
2027	376,468
2028	376,468
Thereafter	376,468

$2,134,903

8.	Debt and other liabilities

	December 31, 2023 (as restated)	December 31, 2022 (as restated)
Short-term debt and other liabilities
Short-term debt to related parties (8.1)	$6,225,815	$697,067
Short term convertible debt to related party (8.4)	132,269
Ordinary shares payable (8.2)	8,223,928	—
Share-based payment liability (8.5)	1,311,028	—
Convertible debt (8.3)	31,088,259	—
Non-current debt and other liabilities
Share-based payment liability (8.4)	—	1,177,617
Convertible debt (8.3)	—	25,302,709

8.1

Unsecured interest free loan taken from related party (DBLP Sea Cow Ltd) of $447,067 is repayable on demand. During the year ended December 31, 2023, the Company repaid $250,000 to DBLP Sea Cow Ltd. Additionally, DBLP Sea Cow Ltd is owed $191,405 for amounts to be re-imbursed for expenses incurred on behalf of Rezolve at Deceber 31, 2023, nil for 2022.

In March 2023, the Company obtained two unsecured convertible loans from a related party (Igor Lychagov) consisting of $2,000,000 and €2,000,000. Each loan bears a borrowing fee of $660,000 and €660,000, respectively, which has been recorded in interest expense in the year ended December 31, 2023, a total $5,587,343. The loans were due to mature on July 31, 2023 or at the option of the

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

investor, can be converted into ordinary shares of the Company including the accrued borrowing fees at a conversion rate of 0.50 to the Company’s share price at listing after completing any reorganization. The loans were not repaid by the maturity date at which until further terms and conditions are negotiated such as extended repayment terms or conversion into ordinary shares of the Company, the Company was in default of the two unsecured convertible loans and the loans remained repayable on demand at December 31, 2023. On January 26, 2024, the two unsecured convertible loans were added to the Company’s senior secured convertible notes (note 8.3). The loan principal and accrued borrowing fees were rounded to a sum of $8,000,000. The key terms of the loan amendment include that of the senior secured convertible notes, as noted below:

•

The maturity date was extended to three years from the date of an IPO or Business Combination, or December 31, 2024 if an IPO or Business Combination with a publicly listed company has not yet occurred by December 31, 2024.

•	The interest rate was reduced to 7.5% per annum from the date that the amendment was executed.

•	Conversion into ordinary shares of the Company is at the option of the investor from any date of an IPO or Business Combination with a publicly listed company.

•

The conversion price has been amended to seventy per cent of the lesser of 1) the price per share implied in connection with an IPO or Business Combination with a publicly listed company and 2) the annual volume-weighted average share price of the Company on the last calendar day of each calendar year ending after the date of an IPO or Business Combination with a publicly listed company and prior to the maturity date.

As a result of the loan amendment and addition to the Company’s senior secured convertible notes, the default was remediated.

8.2

On May 25, 2023, the Company offered to all existing investors and employees of the Company an advanced subscription agreement for ordinary shares of the Company at a discount from the pre-close equity value of the Company per share (“the Rights Issue”) in connection with its business combination with Armada Acquisition Corp I (refer to note 8.3). The Company expects prior to the close of the business combination to complete a reorganization under the Demerger, such that the existing shares transferred from Rezolve Limited to Rezolve AI Limited would result in a transfer of shares of approximately 6.1 ordinary shares to 1 of Rezolve Limited for one share of Rezolve AI Limited. In connection with the funding received through advanced subscription agreements as of December 31, 2023, the number of ordinary shares to be issued as part of the Rights Issue post re-organization is fixed at 1,180,735 and will not fluctuate with the Company’s pre-close equity value of the Company or that of Armada Acquisition Corp I. The Company may receive additional funding under advanced subscription agreements which would increase the number of Ordinary shares to issue post-reorganization.

8.3

On December 17, 2021, the Company and Armada Acquisition Corp I, a special purpose acquisition company (“SPAC”) listed on the Nasdaq Capital Market (“NASDAQ”), and certain other parties entered into a definitive agreement for a business combination that would result in Rezolve becoming a publicly listed company upon completion of the aforementioned transaction. The transaction included a $41 million fully committed private placement of ordinary shares of the combined company (the “PIPE”), $20 million of which has been advanced to Rezolve pursuant to a secured convertible loan note as further described below. The transaction is expected to close by the end of 2024.

In accordance with the executed subscription agreements, the investors that pre-funded the PIPE entered into an agreement to purchase secured convertible notes of the Company for a total of

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

$20 million. Prior to amending the terms on May 23, 2023 (further below), these notes were due to mature on December 16, 2023, and were redeemable by the noteholder on the occurrence of:

•	On maturity, with interest accrued at 20% per annum, or

•

On redemption, at the principal amount if the Company becomes insolvent, enters into administration, winds up, incurs an event of default, liquidates, or dissolves (except for the purposes of reorganization or amalgamation), with interest accrued unless the loan is converted into ordinary shares.

Immediately prior to an IPO or SPAC transaction, the principal amount and accrued interest is converted into ordinary shares at a 30% discount to the pre-close equity value of the Company.

The interest rate is 20% per annum, and is reduced in the following events to:

•	10% per annum if the IPO or SPAC transaction occurred prior to December 16, 2022, and

•	15% per annum if the IPO or SPAC transaction occurs between December 16, 2022 and June 16, 2023.

Upon the issuance of the notes, the amount pre-funded by each participating investor reduces their remaining respective commitment in the PIPE.

On November 21, 2022, the original as well as a new PIPE investor agreed to extend their commitment under the notes, by committing an additional $4 million which was drawn by December 31, 2022. In return for their commitment, the Company granted each investor 850,000 warrants (refer to note 9). These warrants have been accounted for as a discount to the convertible debt. The Company also agreed to provide as collateral all buildings, fittings, fixtures and intellectual property.

The secured convertible notes has been accounted for as a liability in accordance with ASC 470–20. The Company has adopted ASU 2020-06, and therefore no bifurcation of the beneficial conversion feature has been recorded in equity. Debt discount, comprised of the fair value of the warrants issued to lenders with issuance of the convertible debt aggregating approximately $2.1 million were initially recorded as a reduction to the principal amount of the debt and will be amortized to interest expense on a straight line basis over the contractual terms of the secured convertible loan notes. The Company estimates that the difference between amortizing the debt discounts and the issuance costs using the straight line method as compared to using effective interest rate method is immaterial. Debt discount, comprised of the fair value of the warrants issued to lenders with issuance of the convertible debt aggregating approximately $2.1 million were initially recorded as a reduction to the principal amount of the debt and will be amortized to interest expense using the effective interest method.

The Company has not incurred any significant debt issuance costs and has expensed them as incurred.

On May 23, 2023, the Company executed a further amendment to the secured convertible loan notes.

The amendments are as follows:

•	An additional $15,625,000 commitment has been added to the principal amount of the notes, split between a

•

Conversion of accrued interest of $3,000,000 into loan principal. Additionally $1.5m of Loans for no value , plus $1,040,989 of interest foregone giving total of $4,041,989 of total interest capitalized.

•	$1,250,000 of loan principal previously advanced in February 2023

•	$125,000 of loan principal advanced by a director and related party in February 2023

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

•	An additional $2,750,000 of loan notes to be advanced, and

•	$8,500,000 in notes upon completion of the Demerger, for which no monetary consideration will be received by the Company

•

The maturity date was extended to three years from the date of an IPO or Business Combination, or December 31, 2024 if an IPO or Business Combination with a publicly listed company has not yet occurred by December 31, 2024.

•	The interest rate was reduced to 7.5% per annum from the date that the amendment was executed.

•	Conversion into ordinary shares of the Company is at the option of the investor from any date of an IPO or Business Combination with a publicly listed company.

•

The conversion price has been amended to seventy percent of the lesser of 1) the price per share implied in connection with an IPO or Business Combination with a publicly listed company and 2) the annual volume-weighted average share price of the Company on the last calendar day of each calendar year ending after the date of an IPO or Business Combination with a publicly listed company and prior to the maturity date.

(1)

Under the May 23, 2023 amendment terms of the secured convertible notes, Rezolve has given certain covenants to the noteholders which remain in force while the convertible notes are outstanding, including that the Rezolve group shall not incur any indebtedness that would rank senior to the secured convertible notes without the prior consent of holders of more than two thirds of the aggregate principal amount of the secured convertible notes outstanding from time to time (“he “Noteholder Majority”); and

(ii)

for so long as one or more of Apeiron Investment Group Ltd and any of their affiliates (including any other person with the prior written consent of Rezolve, not to be unreasonably withheld, delayed or conditioned) holds at least $20,000,000 in aggregate of the principal amount of the Convertible Notes from time to time, the Rezolve group shall not enter into any Extraordinary Transactions (as defined below) without the prior consent of a Noteholder Majority.

The definition of “Extraordinary Transactions” covers the occurrence of (a) making, or permitting any subsidiary to make, any loan or advance to any person unless such person is wholly owned by Rezolve or, in the case of a natural person, is an employee or director of Rezolve and such loan or advance is made in the ordinary course of business under the terms of an employee share or option plan that has been notified to the noteholders; (b) guaranteeing, directly or indirectly, or permitting any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of Rezolve or any subsidiary arising in the ordinary course of business; (c) changing the principal business of Rezolve, entering new lines of business, or exiting the current line of business; (d) selling, assigning, licensing, charging, pledging, or encumbering material technology or intellectual property, other than licenses granted in the ordinary course of busineI (e) entering into any corporate strategic relationship, joint venture, cooperation or other similar agreement, other than in the ordinary course of business; (f) acquiring or disposing of assets (including shares) (x) where the consideration paid or received exceeds 20% of the average market capitalization of Rezolve for the 90 calendar days prior to such M&A (merger or acquisition) transaction (calculated based on the volume-weighted average share price of the Rezolve shares in that period) or (y) other than (A) on arm’s length terms, and (B) for the purpose of promoting the success of Rezolve; (g) amending the articles of association of Rezolve in a manner that is adverse to the noteholders; (h) effecting any merger, combination, reorganization, scheme of arrangement, restructuring plan or other similar transaction; and (i) liquidating, dissolving or winding up the affairs of Rezolve.

Upon execution of the amendment the secured convertible notes are then referred to as “the senior secured convertible notes”.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

Upon execution of the senior secured convertible note on May 23, 2023, and extension to the maturity date to at least December 31, 2024, the Company classified the Convertible debt as non-current as at December 31, 2022 under the guidance in ASC 470-10-45-14.

The execution of the senior secured convertible note has been accounted for as troubled debt restructuring since May 23, 2023. No gain has been recognized.

The carrying value of the convertible debt does not include the $8,500,000 of notes issuable upon completion of the Demerger. These are contingent upon completion of the Demerger and will only be included in the carrying amount of the convertible debt upon completion of the Demerger.

The carrying amount of the convertible debt was as follows:

	December 31, 2023 (as restated)	December 31, 2022 (as restated)
Convertible debt
Principal amount of notes	$—	$24,000,000
Accrued interest	—	3,221,233
Discount on convertible debt	—	(1,918,524)
Short term convertible debt to related party	132,269

Convertible debt under troubled debt restructuring	31,088,259	—

	31,220,528	25,302,709

The Company has not incurred any material debt issuance costs.

The following table sets forth the interest expense recognized related to the senior secured convertible notes and unsecured convertible loans:

	December 31, 2023 (as restated)	December 31, 2022 (as restated)
Convertible debt
Accrued interest	$7,269	$3,221,233
Amortization of debt discount	—	163,976

	7,269	3,385,209

8.4	A Short term convertible debt to a related party of $132,269 was also added to the Company’s senior secured convertible note. Including $125,000 of convertible debt and $7,269 of interest.

8.5

On October 7, 2021, the Group acquired Jaymax International Service Inc. (“Jaymax”) (later renamed to “Rezolve Taiwan Limited”). As part of the acquisition of Jaymax, the Company agreed to issue $1,400,000 in Rezolve ordinary share to Jaymax’s former owner for completion of a 3-year noncompete period which began on the October 7, 2021. The cost of the share-based payment is considered to have vested immediately upon commencement of the non-compete period as the Company’s assumption is that that it is more likely than not that the former owner will not breach the non-compete agreement. The share-based payment liability is to be settled by a fixed dollar amount of shares and therefore represents a liability in accordance with ASC 480. The liability has been measured at fair value using a discounted cash-flow model and a market participant borrowing rate of 10.8%. The Company has considered this to be a non-recurring item.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

9.	Warrants

On November 21, 2022, the Company granted 850,000 warrants each to Apeiron and Bradley Wickens for agreeing to extend their commitment in the exchangeable notes (convertible debt, note 8.3). The warrants are equity classified because they are freestanding financial instruments that are legally detachable and separately exercisable from the convertible notes and do not embody an obligation for the Company to repurchase its shares or provide any guarantee of value or return. These warrants were exercised on November 30, 2022. The Company valued the warrants using the Black-Scholes Merton option pricing model and determined the fair value of the Warrants to be $1.20 per unit. The key inputs to the valuation model included an average volatility of 61.9% based on a group of similar companies, a risk-free rate as of the grant date of 4.2% developed from a range between 3.8% and 4.6% and the fair value of the ordinary shares of $1.22 of the Company based on a recent financing. The Company assumed an exercise period of 2.5 years. The Company assumed a dividend payment rate of nil. These warrants have been recorded as a discount of $2.1 million to the Convertible debt.

10.	Ordinary shares issued at nominal value in lieu of services

On February 15, 2022 the Company issued 5,000,000 ordinary shares to an advisor for services provided at a fair value of $1.80 per unit which were vested and allocated on the same date. The Company agreed to issue to the same advisor an additional 5,000,000 ordinary shares at the end of the year ending December 31, 2022 at a fair value of $1.80. The Company recognized $18.4 million as general and administrative costs with a corresponding credit in shareholders’ deficit. The fair value of the ordinary shares was based on a Black-Scholes model using an average volatility of 60.4% based on a group of similar companies, a risk-free rate available on the issuance date of 1.8% developed from a range between 0.0% and 2.4%, and the exercise price of £.0001 per share, and the fair value of the ordinary shares of the Company based on a recent financing. The expected term was nil and 3.4 years to exercise, respectively for each grant of 5,000,000 ordinary shares. The Company assumed a dividend payment rate of nil.

On November 30, 2022, the Company awarded 27,246,461 ordinary shares at a fair value of $1.20 per unit respectively to DBLP Sea Cow Limited (founding shareholder) in lieu of services to the Company which were vested and allotted on the same date. The Company recognized $33.4 million as a general and administrative cost with a corresponding credit in shareholders’ deficit in the year ended December 31, 2022. The fair value of the ordinary shares was based on a Black-Scholes model using an average volatility of 61.9% based on a group of similar companies, a risk-free rate available on the issuance date, the exercise price of £.0001 per share, and the fair value of the ordinary shares of the Company based on a recent financing. The Company assumed an exercise period of 2.5 years and a dividend payment rate of nil.

11.	Share-based Compensation

11.1 2022 LTIP Plan

In November 2022, the Company’s Board approved the 2022 Long-Term Incentive Plan (the “2022 LTIP”). Under the 2022 LTIP, as of December 31, 2022, the Company was authorized to issue a maximum number of 52,696,461 ordinary shares before any grants made in the year to directors, shareholders, consultants or financers to purchase or acquire ordinary shares. After awarding 1,700,000 warrants (note 8), 5,000,000 (note 9.1) and 27,246,461 (note 9.2) ordinary shares to financers, a consultant and its principal shareholder and founder, respectively, the Company had 18,750,000 ordinary shares available to grant. The Company granted 15,750,000 share options in the year ended December 31, 2022.

The share options under the terms of the 2022 LTIP have an exercise price equal to the nominal value of £0.0001 per option. Most share options granted have service-based vesting conditions with the exception of

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

only two employees whose combined 2,500,000 share options vest at the earlier of a 3-year requisite service period and an IPO. The Company’s Board was required to approve the grant of the Company’s Share options and therefore as a result of some grantees who had completed their requisite service period prior to the Board’s approval, a number of grantee’s options fully vested on the grant date, while the remainder of grantees have partially completed their requisite service period. Option holders have a 5-year period to exercise the options before they expire. Forfeitures are recognized in the period of occurrence. No share options were granted by the Company prior to 2022.

2022
Expected term—years (1)	2.5 – 5.1
Current share value	1.23
Expected volatility (2)	59.6% - 63.5%
Risk-free interest rate (3)	3.8% - 4.2%
Dividend yield (4)	0%

(1)

The expected term is the length of time the grant is expected to be outstanding before it is exercised or terminated. This number is calculated as the midpoint between the end of the vesting term and the contractual period to exercise.

(2)	Volatility, or the standard deviation of annualized returns, was calculated based on comparable companies’ reported volatilities.

(3)	Risk free rate was obtained from US treasury notes for the expected terms noted as of the valuation date.

(4)	The Company has assumed a dividend yield of zero as it has no plans to declare dividends in the foreseeable future.

Given the absence of a public trading market, the fair value of the Company’s ordinary share was determined using recent financing transactions with third parties. The fair value from financing transactions which occurred during the year have been compared with third-party valuations of the ordinary shares of the Company.

The Company’s share option activity for the year ended December 31, 2022 was as follows:

	Number of share options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual life (years)	Aggregate Intrinsic Value (In millions)
Outstanding as of December 31, 2021	—	—
Issued	15,750,000	£0.0001
Exercised	—	—
Cancelled/Forfeited	—	—

Outstanding as of December 31, 2022	15,750,000	£0.0001	6.5	$19.2

Vested and exercisable	5,700,000	£0.0001	5	$7.0

Vested and expected to vest	15,750,000	£0.0001	6.5	$19.2

The weighted-average grant date fair-value per share of the options granted during the year December 31, 2022 was $1.20. The total fair value of the options that vested during the year ended December 31, 2022 was $6,982,500.

No share options were exercised during the year ended December 31, 2022.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

As of December 31, 2022, the Company had $11.6 million of unrecognized share-based compensation expense related to share options. This cost is expected to be recognized over a weighted-average period of 15 months.

11.3 2023 LTIP Plan

In September 2023, the Company’s Board approved the 2023 Long-Term Incentive Plan (the “2023 LTIP”). Under the 2023 LTIP, as of December 31, 2023, the Company was authorized to issue a maximum number of 49,305,537 ordinary shares before any grants made in the year to directors, shareholders, consultants or financers to purchase or acquire ordinary shares. The Company granted 49,305,537 share options in the year ended December 31, 2023 including 25,000,000 share options issued to DBLP Sea Cow Ltd. (principal shareholder, and company owned by founder, chairman and CEO Dan Wagner).

The 2023 LTIP also amends the 2022 LTIP (issued in November 2022) to:

•

Amend any who grantees whose requisite service period completes in the year 2024 to complete in the month of September 2024, and therefore consolidate the end vesting date to the month of September, and

•	Those whose share options whose requisite service period was meant to complete in 2025 and 2026, vest in September of those years, and

•	Amend the vesting profile from a cliff vesting to a graded vesting.

Executives, board members and DBLP Sea Cow Ltd who received a grant in the 2023 LTIP, vest over one year, to September 2024. As a result of the 2023 amendment to the 2022 LTIP, any grantees unrecognized compensation cost vests over their revised remaining requisite service period. The amendments did not trigger a remeasurement of the cost of the share options.

The share options under the terms of the 2023 LTIP have an exercise price equal to the nominal value of £0.0001 per option. Option holders have a 5-year period to exercise the options before they expire. Forfeitures are recognized in the period of occurrence.

Executives, board members and DBLP Sea Cow Ltd who received a grant in the 2023 LTIP, vest over one year, to September 2024. As a result of the 2023 amendment to the 2022 LTIP, any grantees unrecognized compensation cost vests over their revised remaining requisite service period. The amendments did not trigger a remeasurement of the cost of the share options.

2023
Expected term—years (1)	1 – 5.1
Current share value	$.10
Expected volatility (2)	59.6% - 63.5%
Risk-free interest rate (3)	3.8% - 4.2%
Dividend yield (4)	0%

(1)

The expected term is the length of time the grant is expected to be outstanding before it is exercised or terminated. This number is calculated as the midpoint between the end of the vesting term and the contractual period to exercise.

(2)	Volatility, or the standard deviation of annualized returns, was calculated based on comparable companies’ reported volatilities.

(3)	Risk free rate was obtained from US treasury notes for the expected terms noted as of the valuation date.

(4)	The Company has assumed a dividend yield of zero as it has no plans to declare dividends in the foreseeable future.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

Given the absence of a public trading market, the fair value of the Company’s ordinary share was determined using recent financing transactions with third parties. The fair value from financing transactions which occurred during the year have been compared with third-party valuations of the ordinary shares of the Company.

The Company’s share option activity for the year ended December 31, 2023 was as follows:

	Number of share options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual life (years)	Aggregate Intrinsic Value (In millions)
Outstanding as of December 31, 2022	15,750,000	£0.0001	6.5	$19.2
Issued	49,305,537	£0.0001	5.9	4.9
Exercised	—	—
Cancelled/Forfeited	—	—

Outstanding as of December 31, 2023	65,055,537	£0.0001	5.5	$24.1

Vested and exercisable	11,600,000	£0.0001	5	$13.9

Vested and expected to vest	65,055,537	£0.0001	6.5	$24.1

The weighted-average grant date fair-value per share of the options granted during the year December 31, 2023 was $.10. The total fair value of the options that vested during the year ended December 31, 2022 was $8,725,218.

No share options were exercised during the year ended December 31, 2023.

As of December 31, 2023, the Company had $7.0 million of unrecognized share-based compensation expense related to share options. This cost is expected to be recognized over a weighted-average period of 19 months.

12.	Accrued expenses and other payables

	December 31, 2023 (as restated)	December 31, 2022 (as restated)
Employee related payables	$2,632,334	$763,181
Accrued expenses	1,323,842	1,686,609
VAT, duty and tax liability	188,766	11,515
Other	347,848	179,079

Total	4,492,790	2,640,384

13.	Expenses and other Non-operating (income) expense, net

Sales and marketing expenses

	December 31, 2023 (as restated)	December 31, 2022 (as restated)
Advertisement and publicity expenses	$144,584	635,166
Employee salaries and benefits	1,371,468	1,788,941
Consultancy charges	1,602,332	1,538,729
Share-based payments to employees	2,649,012	375,721
Share-based payments to related parties	963,858	—

Total	6,731,254	4,338,557

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

General and administrative expenses

	December 31, 2023 (as restated)	December 31, 2022 (as restated)
IT expenses	$1,135,355	1,066,708
Legal and professional expenses	2,274,891	5,569,989
Business development expenses	777,161	7,136,168
Employee salaries and benefits	4,340,558	3,506,501
Consultancy charges	3,472,170	8,223,297
Share-based payments to employees	2,543,621	1,739,294
Share-based payments to related parties	2,083,647	39,501,701
Share-based payments for consultancy	485,080	18,417,816
Other	874,045	1,479,026

Total	17,986,528	86,640,500

Other non-operating (income) expense, net

	December 31, 2023 (as restated)	December 31, 2022 (as restated)
Foreign exchange loss	$375,298	194,524
R&D credits	(497,978)	(467,563)
Other, net	(2,686)	16,380

Total	125,366	(256,659)

14.	Related party disclosures

Key managerial personnel (KMP) and Members of their immediate families

Dan Wagner	Director and chief executive officer
Richard Burchill	Chief financial officer
Sauvik Banerjjee	Chief executive officer, products, technology and digital services
Salman Ahmad	Chief technical officer
Peter Vesco	Chief commercial officer
Arthur Yao (1)	Chief executive officer, Rezolve China
Anthony Sharp	Non-executive deputy chairman
Sir David Wright	Non-executive director
Steve Perry	Non-executive director
Derek Smith	Non-executive director
Igor Lychagov	Non-Executive director (resigned May 19, 2023)
Susan Wagner	Member

(1)

Amounts paid to Arthur Yao were paid out of Rezolve Limited in the UK. The Company’s operations in China have since been approved for a planned liquidation through the Demerger (Refer to Note 2.1—Basis of presentation).

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

Transactions and outstanding balances of related parties were as follows:

Transactions during the year

	December 31, 2023 (as restated)	December 31, 2022 (as restated)
Share Capital Issued at nominal value
DBLP Sea Cow (2) (number of ordinary shares issued in 2–23 – Nil and 2–22 – 27,246,461)	$—	$3,225

Loans Repaid
DBLP Sea Cow (2)	250,000	—

Convertible Loans taken
Steve Perry	132,269	—

Loans Taken
Dan Wagner	191,405	—
Igor Lychagov	5,587,343	—

Managerial remuneration
Key Management Personnel
Dan Wagner	296,067	298,654
Salman Ahmad	222,535	207,395
Richard Burchill	271,395	273,761
Sauvik Banerjee	393,440	188,972

	1,183,437	968,782

Sales and marketing	393,440	188,972
General and Administrative	789,997	779,810

	1,183,437	968,782
Share-based compensation
DBLP Sea Cow (2)	756,944	33,374,018
Richard Burchill	1,326,703	—
Steve Perry	—	2,449,787
Peter Vesco	60,556	—
Arthur Yao (1)	60,556	—
Sauvik Banerjee	842,746	—
Derek Smith	—	3,677,896

	3,047,505	39,501,701

Sales and marketing	963,858	—
General and Administrative	2,083,647	39,501,701

	3,047,505	39,501,701

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

	December 31, 2023 (as restated)	December 31, 2022 (as restated)
Consulting fees
DBLP Sea Cow (2)	300,000	300,000
Peter Vesco	414,926	380,805
Arthur Yao (1)	300,000	300,000

	1,014,926	980,805

Sales and marketing	714,926	680,805
General and Administrative	300,000	300,000

	1,014,926	980,805

Director remuneration
Sir David Wright	92,521	87,107
Anthony Sharp	380,084	376,428
Steve Perry	92,521	93,329
Derek Smith	92,521	93,329

	657,647	650,193

Sales and marketing	—	—
General and Administrative	657,647	650,193

	657,647	650,193
Management remuneration
Sales and marketing	2,072,224	869,777
General and Administrative	3,831,291	41,231,704

	5,903,515	42,101,481
Business development expenses
Rezolve China (3)	777,161	7,136,168

(2)	DBLP Sea Cow Ltd. (a company incorporated in the Seychelles) (“DBLP Sea Cow”) is wholly legally owned by Dan Wagner, Chief Executive Officer of Rezolve.

(3)	The Company has expensed all cash transferred to its subsidiary Rezolve China. Please refer to the basis of presentation discussed in note 2.1.

Outstanding balances as at reporting date

	December 31, 2023 $ (as restated)	December 31, 2022 $ (as restated)
Short term debt to related party
DBLP Sea Cow (2)	447,067	697,067
Dan Wagner	191,405	—
Igor Lychagov	5,587,343	—

	6,225,815	697,067

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

	December 31, 2023 $ (as restated)	December 31, 2022 $ (as restated)

Due to related party
DBLP Sea Cow (2)	350,000	225,000
Dan Wagner	147,605	172,476
Richard Burchill	—	535
Arthur Yao	61,945	51,414
Peter Vesco	31,248	42,906
Steve Perry	1,133	—
Sauvik Banerjjee	58,320	—
Anthony Sharp	127,325	129,460

	777,576	621,791

Short term convertible debt
Steve Perry	132,269	—

Share Subscription Receivables
Dan Wagner	111,845	111,845
DBLP Sea Cow (2)	7,999	7,999

	119,844	119,844

(2)	DBLP Sea Cow Ltd. (a company incorporated in the Seychelles) (“DBLP Sea Cow”) is wholly legally owned by Dan Wagner, Chief Executive Officer of Rezolve.

15.	Operating leases as lessee

The Company leased its head office space under a short-term lease which expired in the financial year 2021. The only other lease arrangement in place during the years ended December 31, 2022 and 2021 was for the Company’s Taiwanese subsidiary, Jaymax, which had a two-year lease in place since October 1, 2021. This lease was terminated in December 2022 to which an immaterial termination fee was incurred.

16.	Income taxes

The Company files its primary tax return in the United Kingdom (“the UK”). Its subsidiaries file income tax returns in the US, Spain, India and Taiwan. The income taxes of the Company are presented on a separate return basis for each tax-paying entity.

The components of our loss (income) before income taxes are as follows:

	December 31, 2023 (as restated)	December 31, 2022 (as restated)
UK	$29,427,631	$107,945,740
US	994,933	634,526
Spain	298,927	381,321
India	(92,982)	(300,433)
Taiwan	44,181	2,051,794

Total	30,672,980	110,712,948

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

Current Income tax expense (benefit) consists of:

	December 31, 2023 (as restated)	December 31, 2022 (as restated)
Taiwan	—	10,639
India	63,408	28,126

Total	63,408	38,765

Income tax benefit attributable to our loss before income taxes differs from the amounts computed using the applicable income tax rate as a result of the following factors:

	December 31, 2023 (as restated)	December 31, 2022 (as restated)
Loss before income taxes	$(30,672,690)	$(110,712,948)
Income tax benefit at statutory tax rates (a)	7,208,082	21,035,460
Effect of:
Non-deductible or non-taxable foreign currency exchange results	(88,195)	(214,299)
International rate differences (b)	(9,845)	282,884
Non-deductible expenses	(2,050,426)	(14,818,455)
Change in valuation allowance	(4,996,208)	(6,246,825)

Income tax expense	63,408	38,765

(a)

The statutory or “expected” tax rates are the U.K. rates of 23.5% for 2023 and 19.0% for 2022 and 2021. The 2023 statutory rate represents that blended rate in effect for the year ended December 31, 2023 based on the 19.0% statutory rate that was in effect for the first quarter of 2023 and the 25.0% statutory rate that was in effect for the remainder of 2023.

(b)	Amounts reflect adjustments (either a benefit or expense) to the “expected” tax expense for statutory rates in jurisdictions in which we operate outside of the UK.

The Company and its subsidiaries are liable to income taxes in their respective jurisdiction. The Company has unused tax losses as follows as at December 31, 2023:

Subsidiaries in Jurisdiction	Tax loss carryforward	Expiration date
UK (1)	191,771,010	(1)
US	5,542,459	Indefinite
Spain	844,411	Indefinite
India	—	N/A
Taiwan	2,359,658	10 years

(1)

Tax losses carried forward in Rezolve Limited will not be transferred to Rezolve AI Limited in the Demerger. As a result, all tax losses previously created in the UK will be lost upon completion of the Demerger.

(2)

The Company has created a valuation allowance against the deferred tax asset resulting from such losses due to the Company’s history of past losses and lack of conclusive evidence to support the view that sufficient taxable profit will be generated in the future by the operating entities to offset such losses.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

The changes in our unrecognized tax benefits for the indicated periods are summarized below:

	2023 (as restated)	2022 (as restated)
Balance at January 1	$24,388,433	$11,811,695
Effect of rate changes	—	—
Additions based on tax positions related to current year	6,882,336	13,857,760
Foreign currency translation	2,483,300	(1,281,022)

Balance at December 31	33,754,069	24,388,433

No assurance can be given that any of these tax benefits will be recognized or realized.

During 2024, we do not expect any material reductions to our unrecognized tax benefits related to tax positions taken as of December 31, 2023. No assurance can be given as to the nature or impact of any changes in our unrecognized tax positions during 2023.

The tax effects of temporary differences that give rise to the significant portions of our deferred tax assets and liabilities are presented below:

	December 31, 2023 (as restated)	December 31, 2022 (as restated)
Deferred tax assets:
Net operating loss and other carryforwards	$33,754,069	$24,388,433
PP&E	—	2,661
Short-term debt	1,556,454	174,267
Share-based payment liability	327,757	294,404
Convertible debt	8,110,222	6,325,677
Deferred tax assets	43,748,501	31,185,442
Valuation allowance	(43,748,501)	(31,185,442)
Deferred tax assets, net of valuation allowance	—	—

The Company files income tax returns as prescribed by the tax laws of its operating jurisdictions. In the normal course of business, the Company is subject to examination by tax authorities. In connection with such reviews, disputes could arise with the taxing authorities over the interpretation or application of certain income tax rules related to our business in that tax jurisdiction. Such disputes may result in future tax and interest and penalty assessments by these taxing authorities. The ultimate resolution of tax contingencies will take place upon the earlier of (i) the settlement date with the applicable taxing authorities in either cash or agreement of income tax positions or (ii) the date when the tax authorities are statutorily prohibited from adjusting the Company’s tax computations.

The Company has not recognized any uncertain tax position for the year ended December 31, 2023 and December 31, 2022, respectively.

17.	Subsequent events

For financial statements as of December 31, 2023, we have evaluated subsequent events through April 28, 2024, which is the date such financial statements are available to be issued.

REZOLVE AI LIMITED AND SUBSIDIARIES

Notes to the Carve-out Consolidated Financial Statements

Igor Loan amendment

In March 2023, the Company obtained two unsecured convertible loans from a related party (Igor Lychagov) consisting of $2,000,000 and €2,000,000. Each loan bears a borrowing fee of $660,000 and €660,000, respectively, which has been recorded in interest expense in the year ended December 31, 2023. The loans were due to mature on July 31, 2023 or at the option of the investor, can be converted into ordinary shares of the Company including the accrued borrowing fees at a conversion rate of 0.50 to the Company’s share price at listing after completing any reorganization. The loans were not repaid by the maturity date at which until further terms and conditions are negotiated such as extended repayment terms or conversion into ordinary shares of the Company, the Company was in default of the two unsecured convertible loans and the loans remained repayable on demand at December 31, 2023. On January 26, 2024, the two unsecured convertible loans were added to the Company’s senior secured convertible notes (note 7.3). The loan principal and accrued borrowing fees were rounded to a sum of $8,000,000. The key terms of the loan amendment include that of the senior secured convertible notes, as noted below:

•

The maturity date was extended to three years from the date of an IPO or Business Combination, or December 31, 2024 if an IPO or Business Combination with a publicly listed company has not yet occurred by December 31, 2024.

•	The interest rate was reduced to 7.5% per annum from the date that the amendment was executed.

•	Conversion into ordinary shares of the Company is at the option of the investor from any date of an IPO or Business Combination with a publicly listed company.

•

The conversion price has been amended to seventy per cent of the lesser of 1) the price per share implied in connection with an IPO or Business Combination with a publicly listed company and 2) the annual volume-weighted average share price of the Company on the last calendar day of each calendar year ending after the date of an IPO or Business Combination with a publicly listed company and prior to the maturity date.

As a result of the loan amendment and addition to the Company’s senior secured convertible notes, the default was remediated.

Yorkville Standby Equity Purchase Agreement (“SEPA”)

On 2nd February 2024, the Company obtained an unsecured loan of $2,000,000 from YA II PN, LTD (“Yorkville”) with principal amount of $2,500,000. The Yorkville Note was issued at a 20% discount to the principal amount, and has a maturity date falling 6 months from the date of issue (unless extended by Yorkville) subject to acceleration upon the occurrence of an event of default.

The interest rate was agreed at 10.0% per annum from the date the agreement was executed. Interest increases to 18% upon the occurrence of an event of default. Whilst the Yorkville Note is not directly secured, Yorkville is entitled to share recoveries enforced under various debentures granted by Rezolve pursuant to an intercreditor agreement with Apeiron Investment Group Ltd. Further.

The Yorkville Note is convertible into ordinary shares in Rezolve AI Limited upon public listing (or if an event of default occurs or the note reaches maturity). Conversion is at the option of the noteholder at a conversion price calculated by reference to the lower of (i) a fixed price of $10 per share or (ii) a variable price based on 90% of the lowest daily VWAP during 10 consecutive trading days immediately prior to conversion provided that such variable price shall not be lower than the floor price of $2 per share.

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

ARMADA ACQUISITION CORP. I

CONDENSED BALANCE SHEETS

	March 31, 2024	September 30, 2023
	Unaudited
Assets
Cash	$107,722	$60,284
Prepaid expenses	3,781	33,605

Total current assets	111,503	93,889
Investments held in Trust Account	15,771,190	25,324,028

Total Assets	$15,882,693	$25,417,917

Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ Deficit
Current liabilities:
Accounts payable	$5,392,262	$4,708,050
Franchise tax payable	22,600	12,100
Income tax payable	54,544	10,783
Subscription agreement liability, net	129,738	—
Promissory Notes-Related Party	2,776,600	2,564,439
Excise tax payable	1,395,596	1,291,751

Total current liabilities	9,771,340	8,587,123
Commitments and Contingencies (Note 5)
Common stock subject to possible redemption, 1,417,687 and 2,363,349 shares at redemption value of approximately $11.11 and $10.71 per share at March 31, 2024 and September 30, 2023, respectively	15,747,446	25,316,806
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized, 5,709,500 shares issued and outstanding (excluding 1,417,687 and 2,363,349 shares subject to possible redemption) at March 31, 2024 and September 30, 2023, respectively	570	570
Additional paid-in capital	—	—
Accumulated deficit	(9,636,663)	(8,486,582)

Total Stockholders’ Deficit	(9,636,093)	(8,486,012)

Total Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$15,882,693	$25,417,917

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARMADA ACQUISITION CORP. I

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended March 31,		For the Six Months Ended March 31,
	2024	2023	2024	2023
Formation and operating costs	$459,911	$790,735	$1,031,440	$1,185,087
Stock-based compensation	25,200	27,963	75,600	55,926

Loss from operations	(485,111)	(818,698)	(1,107,040)	(1,241,013)
Other income
Interest expense	(118,811)	—	(124,198)	—
Trust interest income	270,156	974,408	604,992	2,264,081

Total other income, net	151,345	974,408	480,794	2,264,081
(Loss) Income before provision for income taxes	(333,766)	155,710	(626,246)	1,023,068
Provision for income taxes	(47,080)	(182,853)	(114,914)	(443,184)

Net loss	$(380,846)	$(27,143)	$(741,160)	$579,884

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	1,895,714	7,722,273	2,130,809	11,401,124

Basic and diluted net (loss) income per share	$(0.05)	$(0.00)	$(0.09)	$0.03

Basic and diluted weighted average shares outstanding, non-redeemable common stock	5,709,500	5,709,500	5,709,500	5,709,500

Basic and diluted net (loss) income per share	$(0.05)	$(0.00)	$(0.09)	$0.03

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARMADA ACQUISITION CORP. I

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2024

	Common Stock		Additional	Accumulated	Total Stockholders’
	Shares	Amount	Paid-in Capital	Deficit	Deficit
Balance as of September 30, 2023	5,709,500	$570	$—	$(8,486,582)	$(8,486,012)
Stock-based compensation	—	—	50,400	—	50,400
Proceeds allocated to Sponsor Shares for subscription agreement liability (see note 4)	—	—	108,634	—	108,634
Subsequent remeasurement of common stock subject to possible redemption	—	—	(159,034)	(308,850)	(467,884)
Net loss	—	—	—	(360,314)	(360,314)

Balance as of December 31, 2023	5,709,500	$570	$—	$(9,155,746)	$(9,155,176)
Stock-based compensation	—	—	25,200	—	25,200
Proceeds allocated to Sponsor Shares for subscription agreement liability (see note 4)	—	—	325,826	—	325,826
Subsequent remeasurement of common stock subject to possible redemption	—	—	(347,252)	—	(347,252)
Excise tax payable on redemption	—	—	(3,774)	(100,071)	(103,845)
Net loss	—	—	—	(380,846)	(380,846)

Balance as of March 31, 2024	5,709,500	$570	$—	$(9,636,663)	$(9,636,093)

FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2023

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance as of September 30, 2022	5,709,500	$570	$941,796	$(4,091,693)	$(3,149,327)
Stock-based compensation	—	—	27,963	—	27,963
Subsequent remeasurement of common stock subject to possible redemption	—	—	—	(2,479,343)	(2,479,343)
Net income	—	—	—	607,027	607,027

Balance as of December 31, 2022	5,709,500	$570	$969,759	$(5,964,009)	$(4,993,680)
Stock-based compensation	—	—	27,963	—	27,963
Capital contribution made by Sponsor related to the shareholder non-redemption agreements	—	—	1,102,909	—	—
Cost of raising capital related to the shareholder non-redemption agreements	—	—	(1,102,909)	—	—
Subsequent remeasurement of common stock subject to possible redemption	—	—	—	(669,074)	(669,074)
Excise tax payable on redemption	—	—	(997,722)	(173,077)	(1,170,799)
Net loss	—	—	—	(27,143)	(27,143)

Balance as of March 31, 2023	5,709,500	$570	$—	$(6,833,303)	$(6,832,733)

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARMADA ACQUISITION CORP. I

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended March 31,
	2024	2023
Cash Flows from Operating Activities:
Net (loss) income	$(741,160)	$579,884
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest earned on cash and marketable securities held in Trust Account	(604,992)	(2,264,081)
Interest expense	124,198	—
Stock-based compensation	75,600	55,926
Changes in current assets and liabilities:
Prepaid expenses	29,824	58,206
Accounts payable and accrued expenses	684,212	407,667
Income tax payable	43,761	35,497
Franchise tax payable	10,500	(68,800)

Net cash used in operating activities	(378,057)	(1,195,701)

Cash Flows from Investing Activities:
Withdrawals from Trust Account for redemptions	10,384,496	117,079,879
Withdrawals from Trust Account to pay for income and franchise taxes	156,174	804,072
Principal deposited in Trust Account	(382,840)	(1,500,000)

Net cash provided by investing activities	10,157,830	116,383,951

Cash Flows from Financing Activities:
Proceeds from issuance of promissory note to related party	212,161	1,950,000
Proceeds from subscription agreement	440,000	—
Redemptions of class A shares	(10,384,496)	(117,079,879)

Net cash used in financing activities	(9,732,335)	(115,129,879)

Net change in cash	47,438	58,371
Cash, beginning of the period	60,284	177,578

Cash, end of the period	$107,722	$235,949

Supplemental disclosure of non-cash financing activities and taxes paid:
Subsequent remeasurement of common stock subject to possible redemption	$815,136	$3,148,417

Excise tax payable on redemptions	$103,845	$1,170,799

Cost of issuance of debt under Polar agreement	$434,460	$—

Income taxes paid	$71,153	$407,687

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARMADA ACQUISITION CORP. I

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

MARCH 31, 2024

Note–1 - Organization, Business Operations and Going Concern

Armada Acquisition Corp. I (the “Company” or “Armada”) is a blank check company incorporated as a Delaware corporation on November 5, 2020. The Company was incorporated for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). On December 17, 2021, the Company entered into a business combination agreement with a target business which was amended and restated on June 16, 2023, and further amended on August 4, 2023. The Company concentrated its efforts in identifying businesses in the financial services industry with particular emphasis on businesses that are providing or changing technology for traditional financial services.

As of March 31, 2024, the Company had not commenced any operations. All activity for the period from November 5, 2020 (inception) through March 31, 2024, relates to the Company’s formation and the initial public offering (the “IPO”) described below, and since the closing of the IPO, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company has generated non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.

The Company’s sponsor is Armada Sponsor LLC (the “Sponsor”).

The registration statement for the Company’s IPO was declared effective on August 12, 2021 (the “Effective Date”). On August 17, 2021, the Company commenced the IPO of 15,000,000 units at $10.00 per unit (the “Units”).

Simultaneously with the consummation of the IPO, the Company consummated the private placement of 459,500 shares of common stock (“Private Shares”) at a price of $10.00 per share for an aggregate purchase price of $4,595,000.

Transaction costs amounted to $3,537,515, consisting of $1,500,000 of underwriting commissions, and $2,037,515 of other offering costs.

Following the closing of the IPO, a total of $150,000,000 ($10.00 per Unit) was held in the Trust Account (“Trust Account”). The funds held in the Trust Account are required to be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, on August 10, 2023 we instructed the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest bearing demand deposit account until the earlier of the consummation of a Business Combination or our liquidation. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay tax obligations and up to $100,000 to pay dissolution expenses, the proceeds from the IPO and the sale of the Private Shares will not be released from the Trust Account except as follows: (i) the redemption of public shares held by stockholders requesting redemption in connection with the approval by the stockholders of an amendment to the Company’s charter to further extend the required time during which the Company must complete a Business Combination; (ii) the redemption of public shares held by stockholders requesting redemption in connection with the approval by the stockholders of a proposed Business Combination; (iii) upon the completion of a Business Combination; or (iv) the redemption of all remaining public shares if the

Company has not completed a Business Combination during the required time period. The proceeds held in the Trust Account may be used as consideration to pay the sellers of a target business with which the Company completes a Business Combination. Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of Private Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.

The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

In connection with any proposed Business Combination, the Company will either (1) seek stockholders approval of the initial Business Combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against the proposed Business Combination or do not vote at all, into their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable), or (2) provide its stockholders with the opportunity to sell their shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable and less up to $100,000 of interest to pay dissolution expenses), in each case subject to the limitations described herein. The decision as to whether the Company will seek stockholders approval of a proposed Business Combination or will allow stockholders to sell their shares to the Company in a tender offer will be made by the Company, solely in its discretion.

The shares of common stock subject to redemption are recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination (unless the proposal amending the Company charter to remove the net tangible assets requirement in connection with the Business Combination is approved and implemented at the special meeting approving the Business Combination) and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company had until February 17, 2023 (or 18 months following the IPO) to consummate a Business Combination (the “Combination Period”). On February 2, 2023, the stockholders approved an amendment to our certificate of incorporation to extend the Combination Period until August 17, 2023. On August 2, 2023, the stockholders approved a second amendment to our certificate of incorporation to extend the Combination Period for six monthly periods or until no later than February 17, 2024. On February 15, 2024, the stockholders approved a third amendment to the Company’s certificate of incorporation to extend the Combination Period for up to six additional monthly periods or until no later than August 17, 2024.

On August 8, 2023, the Company deposited $70,900 into the Trust Account thereby extending the Combination Period until September 17, 2023, and on each of September 12, 2023, October 11, 2023, November 9, 2023, December 15, 2023 and January 16, 2024, the Company deposited $70,900 into the Trust Account, thereby extending the Combination Period for five additional months or until February 17, 2024. On February 13, 2024, the Company deposited $49,619 into the Trust Account thereby extending the Combination Period until March 17, 2024, and on each of March 13, 2024 and April 16, 2024, the Company deposited $49,619 into the Trust Account thereby extending the Combination Period for an additional two months or until May 17, 2024.

However, if the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company but net of taxes payable (and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor, officers and directors have agreed (i) to vote any shares owned by them in favor of any proposed Business Combination, (ii) not to redeem any shares in connection with a stockholder vote to approve a proposed initial Business Combination or sell any shares to the Company in a tender offer in connection with a proposed initial Business Combination, (iii) that the founders’ shares will not participate in any liquidating distributions from the Company’s Trust Account upon winding up if a Business Combination is not consummated.

The Sponsor has agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company. The agreement to be entered into by the Sponsor specifically provides for two exceptions to the indemnity it has given: it will have no liability (1) as to any claimed amounts owed to a target business or vendor or other entity, which has executed an agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, or (2) as to any claims for indemnification by the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked its Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company believes it is unlikely that the Sponsor will be able to satisfy its indemnification obligations if it is required to do so.

On December 17, 2021, the Company entered into a business combination agreement as amended on November 10, 2022, June 16, 2023, and August 4, 2023 with Rezolve Limited, a private limited company incorporated under the laws of England and Wales (“Rezolve”), Rezolve Group Limited, a Cayman Islands exempted company (“Cayman NewCo”), and Rezolve Merger Sub, Inc., (“Rezolve Merger Sub”) (such business combination agreement, the “Business Combination Agreement,” and such business combination, the “Business Combination”).

On November 10, 2022, the Company and Rezolve entered into a First Amendment to the Business Combination Agreement (the “Amendment,” and together with the Original Business Combination Agreement, the “Business Combination Agreement” and the business combination contemplated thereby, the “Business Combination”), to among other things, extend the date on which either party to the Business Combination Agreement had the right to terminate the Business Combination Agreement if the Business Combination had not been completed by such date to the later of (i) January 31, 2023 or (ii) fifteen days prior to the last date on which the Company may consummate a Business Combination, and change the structure of the Business Combination such that Cayman NewCo is no longer a party to the Business Combination Agreement or the Business Combination.

On February 2, 2023, the Company held its Annual Meeting. At the Annual Meeting, the Company’s stockholders approved an amendment to the Company’s Charter to extend the date by which the Company must consummate a Business Combination or, if it fails to do so, cease its operations and redeem or repurchase 100% of the shares of the Company’s common stock issued in the Company’s IPO, from February 17, 2023 for up to six additional months at the election of the Company, ultimately until as late as August 17, 2023 (the “Extension”). In connection with the Extension, the holders of 11,491,148 shares of Common Stock elected to redeem their shares at a per share redemption price of approximately $10.19. As a result, $117,079,879 was removed from the Company’s Trust Account to pay such holders.

On June 16, 2023, the Company, Rezolve, Rezolve AI Limited, a private limited liability company incorporated under the laws of England and Wales (“Rezolve AI”) and Rezolve Merger Sub amended and restated the Business Combination Agreement (the “Amended and Restated Business Combination Agreement”) by way of a Deed of Release, Amendment and Restatement to, among other things, amend (a) the enterprise value of Rezolve by which the aggregate stock consideration is calculated to $1.60 billion, and (b) provide for (i) a pre-Closing demerger (the“Pre-Closing Demerger”) of Rezolve pursuant to UK legislation under which (x) part of Rezolve’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch and certain other excluded assets) are to be transferred to Rezolve AI in exchange for the issue by Rezolve AI of shares of the same classes of capital stock as in Rezolve for distribution among the original shareholders of Rezolve in proportion to their holdings of shares of each class of capital stock in Rezolve as at immediately prior to the Pre-Closing Demerger, (y) Rezolve AI will be assigned, assume and/or reissue the secured convertible notes currently issued by Rezolve pursuant to the Loan Agreements (as defined in the Amended and Restated Business Combination Agreement) and (z) Rezolve will then be wound up, and (ii) the merger of the Company with and into Rezolve Merger Sub, with the Company continuing as the surviving entity (the “Merger”) such that after completion of the Pre-Closing Demerger and Merger, the Company will become a wholly owned subsidiary of Rezolve AI.

Concurrently with the execution and delivery of the Amended and Restated Business Combination Agreement, the Company and the Key Company Shareholders (as defined in the Amended and Restated Business Combination Agreement) have entered into the Transaction Support Agreement, pursuant to which, among other things, the Key Company Shareholders have agreed to (a) vote in favor of the Company Reorganization (b) vote in favor of the Amended and Restated Business Combination Agreement and the agreements contemplated thereby and the transactions contemplated thereby, (c) enter into the Investor Rights Agreement (as defined in the Amended and Restated Business Combination Agreement) at Closing and (d) the termination of certain agreements effective as of Closing.

On August 2, 2023, the Company held a special meeting of its stockholders to approve an amendment to its Charter (the “Charter Amendment”) to extend the date (the “Termination Date”) by which Armada has to consummate a Business Combination from August 17, 2023 (the “Original Termination Date”) to September 17, 2023 (the “Charter Extension Date”) and to allow Armada, without another stockholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis up to five times by an additional one month each time after the Charter Extension Date, by resolution of Armada’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until February 17, 2024, or a total of up to six months after the Original Termination Date, unless the closing of a Business Combination shall have occurred prior thereto (the “Second Extension Amendment Proposal”). The stockholders of Armada approved the Second Extension Amendment Proposal at the special meeting and on August 3, 2023, Armada filed the Charter Amendment with the Delaware Secretary of State.

In connection with the vote to approve the Charter Amendment, the holders of 1,145,503 public shares of Common Stock of Armada exercised their right to redeem their shares for cash at a redemption price of approximately $10.56 per share, for an aggregate redemption amount of approximately $12,095,215.

In connection with the approval of the Second Extension Amendment Proposal, the Company issued an unsecured promissory note in the principal amount of up to $425,402 (the “Extension Note”) to the Sponsor. The Extension Note does not bear interest and matures upon closing of the Business Combination. In the event that Armada does not consummate a Business Combination, the Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The proceeds of the Extension Note will be deposited in the Trust Account in connection with the Charter Amendment as follows: $70,900 to be deposited into the Trust Account within five business days following approval of the Charter Amendment by the Company’s stockholders, and up to $354,502 in five equal installments to be deposited into the Trust Account for each of the five one-month extensions. On August 8, 2023, the Company borrowed $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to September 17, 2023, and on September 12, 2023, October 11, 2023, November 9, 2023, December 19, 2023 and January 16, 2024 the Company borrowed $70,900 under the Extension Note on each such date and deposited the funds into the Trust Account thereby extending the Combination Period for five additional months or until February 17, 2024. Payments made on December 19, 2023 and January 16, 2024 were funded under the terms of the Subscription Agreement with Polar (see Note 4 below).

On August 4, 2023, the Company, Rezolve, Rezolve AI, and Rezolve Merger Sub amended the Business Combination Agreement to remove the requirement that after giving effect to the transactions contemplated by the Business Combination Agreement, Rezolve shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the closing of the Business Combination.

On February 15, 2024, the Company held a special meeting of its stockholders to approve an amendment to its Charter (the “Charter Amendment”) to extend the date (the “Termination Date”) by which the Company has to consummate a Business Combination from February 17, 2024 (the “Termination Date”) to March 17, 2024 (the “Charter Extension Date”) and to allow the Company, without another stockholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis up to five times by an additional one month each time after the Charter Extension Date, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until August 17, 2024, or a total of up to six months after the Original Termination Date, unless the closing of a Business Combination shall have occurred prior thereto (the “Third Extension Amendment Proposal”). The stockholders of the Company approved the Third Extension Amendment Proposal at the special meeting and on February 15, 2024 the Company filed the Charter Amendment with the Delaware Secretary of State.

In connection with the vote to approve the Charter Amendment, the holders of 945,662 shares of Common Stock of the Company exercised their right to redeem their shares for cash at a redemption price of approximately $10.98 per share, for an aggregate redemption amount of $10,384,496.

In connection with the approval of the Third Extension Amendment Proposal, the Company issued an unsecured promissory note in the principal amount of up to $297,714 (the “Second Extension Note”) to the Sponsor. The Second Extension Note does not bear interest and matures upon closing of the Business Combination. In the event that the Company does not consummate a Business Combination, the Second Extension Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The proceeds of the Second Extension Note will be deposited in the Trust Account in connection with the Charter Amendment as follows: $49,619 to be deposited into the Trust Account within three business days following February 17, 2024, and up to $248,095 in five equal installments to be deposited into the Trust Account for each of the five one-month extensions. On February 13, 2024, the Company deposited $49,619 into the Trust Account thereby extending the Combination Period until March 17, 2024, and on each of March 13, 2024 and April 16, 2024, the Company deposited $49,619 into the Trust Account thereby extending the Combination Period for an additional two months or until May 17, 2024. The payments made on February 13, 2024 and March 13, 2024 were funded under the terms of the Subscription Agreement with Polar (see Note 4 below).

Liquidity and Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.

As of March 31, 2024, the Company had $107,722 of cash in its bank operating account and a working capital deficiency of approximately $9.7 million.

Following the completion of our IPO, the Sponsor has from time to time provided loans to the Company in order to assist the Company to fund its working capital needs and to provide funds to pay for the extensions of the Combination Period, all as more fully described in Note 3.

The aggregate balance outstanding under all promissory notes, including the Extension Note and the Second Extension Note, was $2,776,600 and $2,564,439 as of March 31, 2024, and September 30, 2023, respectively. The balance of subscription agreement liability (net of debt discount) was $129,738 as of March 31, 2024, and $0 as of September 30, 2023.

In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management determined that the liquidity condition and date for mandatory liquidation and dissolution raise substantial doubt about the Company’s ability to continue as a going concern through August 17, 2024, the scheduled liquidation date of the Company if it does not complete a Business Combination prior to such date. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties

Management is continuing to evaluate the impact of the COVID-19 pandemic on the industry, the geopolitical conditions resulting from the recent invasion of Ukraine by Russia and subsequent sanctions against Russia, Belarus and related individuals and entities, as well as the war between Israel and Hamas, and the possibility of these conflicts spreading in the surrounding region, the status of debt and equity markets, and protectionist legislation in our target markets. Management has concluded that while it is reasonably possible that any of the foregoing could have a negative effect on the Company’s financial position, results of its operations and/or that of Rezolve’s or any other target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs on or after January 1, 2023, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of the

Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with the Business Combination (or otherwise issued not in connection with the Business Combination but issued within the same taxable year of the Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination. The Company has agreed that any such excise taxes shall not be paid from the interest earned on the funds held in the Trust Account.

As discussed above, during February 2023, holders of 11,491,148 shares of Common Stock elected to redeem their shares in connection with the Extension. As a result, $117,079,879 was removed from the Company’s Trust Account to pay such holders. During August 2023, holders of 1,145,503 shares of Common Stock elected to redeem their shares in connection with the Second Amendment Extension Proposal. As a result, $12,095,215 was removed from the Company’s Trust Account to pay such holders. During February 2024, holders of 945,662 shares of Common Stock elected to redeem their shares in connection with the Third Amendment Extension Proposal. As a result, $10,384,496 was removed from the Company’s Trust Account to pay such holders.

Management has evaluated the requirements of the IR Act and the Company’s operations, and has determined that $1,395,596 related to the redemptions as described above is required to be recorded as a liability on the Company’s balance sheet as of March 31, 2024. This liability will be reevaluated and remeasured at the end of each quarterly period.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by US GAAP. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, and the results of its operations and its cash flows for the period presented in the unaudited condensed financial statements. Operating results for the three and six months ended March 31, 2024, are not necessarily indicative of the results that may be expected through September 30, 2024.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K, as filed with the SEC on December 4, 2023.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart the Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the

Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $107,722 and $60,284 in cash as of March 31, 2024 and September 30, 2023, respectively.

Investments Held in Trust Account

As of both March 31, 2024, and September 30, 2023, the assets held in the Trust Account were held in an interest bearing demand deposit account. To mitigate the risk that the Company may be deemed an investment company for purposes of the Investment Company Act, on August 10, 2023, the Company instructed the trustee of the Trust Account to liquidate the investments held in the Trust Account and thereafter to hold all funds in the Trust Account in an interest bearing demand deposit account until the earlier of consummation of a Business Combination or liquidation. Furthermore, such cash is held in bank accounts which exceed federally insured limits as guaranteed by the Federal Deposit Insurance Corporation.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. US GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The fair value of certain of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation limit of $250,000. At March 31, 2024 and September 30, 2023, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Offering Costs Associated with IPO

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A— “Expenses of Offering”. Offering costs consist of legal, accounting, underwriting and other costs incurred through the balance sheet date that are related to the IPO. The Company incurred offering costs amounting to $3,537,515 as a result of the IPO consisting of a $1,500,000 underwriting commissions and $2,037,515 of other offering costs.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) are classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock are classified as stockholders’ deficit. The Company’s shares of common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, 1,417,687 and 2,363,349 and shares of common stock as of March 31, 2024 and September 30, 2023 subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value as they occur. Immediately upon the closing of the IPO, the Company recognized the remeasurement adjustment from initial carrying amount to redemption book value. The change in the carrying value of common stock subject to possible redemption resulted in charges against additional paid-in capital and accumulated deficit.

At March 31, 2024 and September 30, 2023, the common stock reflected in the balance sheets are reconciled in the following table:

Gross Proceeds	$150,000,000
Proceeds allocated to Public Warrants	(11,700,000)
Issuance costs related to common stock	(3,261,589)
Remeasurement of carrying value to redemption value	14,961,589
Subsequent remeasurement of carrying value to redemption value – Trust interest income (excluding the amount that can be withdrawn from Trust Account for taxes)	548,862
Common stock subject to possible redemption – September 30, 2022	$150,548,862

Redemptions	(129,175,094)
Remeasurement of carrying value to redemption value	3,943,038
Common stock subject to possible redemption – September 30, 2023	$25,316,806

Remeasurement of carrying value to redemption value	467,884
Common stock subject to possible redemption – December 31, 2023	$25,784,690

Redemptions	(10,384,496)
Remeasurement of carrying value to redemption value	347,252
Common stock subject to possible redemption – March 31, 2024	$15,747,446

Net (Loss) Income Per Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net (loss) income per common stock is computed by dividing net (loss) income by the weighted average number of common stock outstanding for the period. Remeasurement adjustments associated with the redeemable shares of common stock are excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted (loss) income per share does not consider the effect of the warrants issued in connection with the IPO because the warrants are contingently exercisable, and the contingencies have not yet been met. The warrants are exercisable to purchase 7,500,000 shares of common stock in the aggregate. As of March 31, 2024 and 2023, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net (loss) income per common stock is the same as basic net (loss) income per common stock for the periods presented.

Accretion of the carrying value of common stock subject to redemption value is excluded from net (loss) income per common stock because the redemption value approximates fair value.

	For the Three Months Ended March 31,
	2024		2023
	Common stock subject to possible redemption	Common stock	Common stock subject to possible redemption	Common stock
Basic and diluted net (loss) income per share
Numerator:
Allocation of net (loss) income	$(94,932)	$(285,914)	$(15,605)	$(11,538)
Denominator
Weighted-average shares outstanding	1,895,714	5,709,500	7,722,273	5,709,500
Basic and diluted net (loss) income per share	$(0.05)	$(0.05)	$(0.00)	$(0.00)

	For the Six Months Ended March 31,
	2024		2023
	Common stock subject to possible redemption	Common stock	Common stock subject to possible redemption	Common stock
Basic and diluted net (loss) income per share
Numerator:
Allocation of net (loss) income	$(201,430)	$(539,730)	$386,387	$193,497
Denominator
Weighted-average shares outstanding	2,130,809	5,709,500	11,401,124	5,709,500
Basic and diluted net (loss) income per share	$(0.09)	$(0.09)	$0.03	$0.03

Stock-Based Compensation

The Company accounts for share-based payments in accordance with FASB ASC Topic 718, “Compensation—Stock Compensation,” (“ASC 718”), which requires that all equity awards be accounted for at their “fair value.” The Company measures and recognizes compensation expense for all share-based payments on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the condensed statements of operations upon vesting, once the applicable performance conditions are met, with an offsetting increase to additional paid-in capital. Forfeitures are recognized as they occur.

On June 16, 2021, the Sponsor transferred 50,000 shares to each of its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. The aforementioned transfer is within the scope of ASC 718. Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The aggregate fair value of these shares was $509,552 at issuance. A total of 100,000 shares vested upon consummation of the Initial Public Offering. The remaining 105,000 shares vest in equal quarterly installments until the second anniversary of the consummation of the Company’s Initial Public Offering, or August 17, 2023. At March 31, 2024, all shares under the June 16, 2021 grant were vested.

On June 26, 2023, the Sponsor allocated 270,000 shares to its three independent directors (90,000 each) and 100,000 shares to an executive officer. The aforementioned transfer is within the scope of ASC 718. Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the transfer date. The aggregate fair value of these shares was $207,200 at the date of the transfer. A total of 190,000 shares vested upon the transfer date. The remaining 180,000 shares will vest as follows: 90,000 upon the 6 month anniversary of the transfer date; and 90,000 upon the one year anniversary of the transfer date, provided that all unvested shares would become vested upon consummation of initial business combination. The Company recognized $75,600 of stock-based compensation related to this grant for the six months ended March 31, 2024.

The Company recognized $75,600 and $55,926 of stock-based compensation for the six-month periods ended March 31, 2024 and March 31, 2023, respectively and $25,200 and $27,963 of stock-based compensation for the three month periods ended March 31, 2024 and 2023, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

As of March 31, 2024, and September 30, 2023, the Company’s deferred tax asset had a full valuation allowance recorded against it. Our effective tax rate was (18.35%) and 43.32% for the six months ended March 31, 2024, and 2023 . The effective tax rate differs from the statutory tax rate of 21% due to valuation allowance on the deferred tax assets and permanent differences related to the business acquisition expenses and interest expense related to subscription agreement liability.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2024, and September 30, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

As of March 31, 2024, and September 30, 2023, the Company’s deferred tax asset had a full valuation allowance recorded against it. Our effective tax rate was (14.11)% and 117.43% for the three months ended March 31, 2024 and 2023. Our effective tax rate was (18.35)% and 43.32% for the six months ended March 31, 2024 and 2023. The effective tax rate differs from the statutory tax rate of 21% for the three and six months ended March 31, 2024, and 2023, due to the valuation allowance on the deferred tax assets and permanent differences related to the business acquisition and stock-based compensation expenses.

Debt Discounts

Debt discounts represent issuance costs related to subscription agreement liability, and are included in the condensed consolidated balance sheets as a direct deduction from the face amount of the subscription agreement liability. Debt discounts are amortized over the term of the related subscription agreements and are included in the interest expense.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09)”, which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its financial statements and disclosures.

Note 3 — Related Party Transactions

Founder Shares

On February 3, 2021, the Sponsor paid $25,000, approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 shares of common stock, par value $0.0001. On June 16, 2021, the Sponsor purchased an additional 700,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $4,070, and transferred 50,000 shares to its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. On July 23, 2021, the Sponsor purchased an additional 1,200,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $6,975, resulting in the Sponsor holding an aggregate of 6,007,500 shares of common stock and the Chief Executive Officer, President and independent directors holding an aggregate of 205,000 shares of common stock (such shares, collectively, the “Founder Shares”). The Founder Shares included an aggregate of up to 1,125,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part. On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in 1,125,000 Founder Shares forfeited to the Company for no consideration.

The Sponsor, officers and directors have agreed not to transfer, assign or sell any Founder Shares held by them until the earliest of (A)180 days after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the public stockholders having the right to exchange their public shares for cash, securities or other property (except with respect to permitted transferees). Any permitted transferees would be subject to the same restrictions and other agreements of the Sponsor, officers, and directors with respect to any Founder Shares.

Additionally, upon consummation of the IPO, the Sponsor sold membership interests in the Sponsor to 10 anchor investors that purchased 9.9% of the units sold in the IPO. The Sponsor sold membership interests in the Sponsor entity reflecting an allocation of 131,250 Founder Shares to each anchor investor, or an aggregate of 1,312,500 Founder Shares to all 10 anchor investors, at a purchase price of approximately $0.006 per share. The Company estimated the aggregate fair value of these founder shares attributable to each anchor investor to be $424,491, or $3.23 per share. The Company has offset the excess of the fair value against the gross proceeds from these anchor investors as a reduction in its additional paid-in capital in accordance with Staff Accounting Bulletin Topic 5A.

Representative Common Stock

On February 8, 2021, EarlyBirdCapital, Inc. and Northland Securities, Inc. (“Northland”) purchased 162,500 and 87,500 shares of common stock (“representative shares”), respectively, at an average purchase price of approximately $0.0001 per share, or an aggregate purchase price of $25. On May 29, 2021, Northland returned 87,500 shares of common stock to the Company, for no consideration, which were subsequently cancelled.

The representative shares are identical to the public shares included in the Units being sold in the IPO, except that the representative shares are subject to certain transfer restrictions, as described in more detail below.

The holders of the representative shares have agreed not to transfer, assign or sell any such shares until 30 days after the completion of an initial Business Combination. In addition, the holders of the representative shares have agreed (i) to waive their redemption rights (or right to participate in any tender offer) with respect to such shares in connection with the completion of an initial Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete an initial Business Combination.

Promissory Notes-to Related Party

On May 9, 2022, the Sponsor loaned the Company the aggregate amount of $483,034 in order to assist the Company to fund its working capital needs. The loan is evidenced by two promissory notes in the aggregate principal amount of $483,034 from the Company, as maker, to the Sponsor, as payee. During July 2022, the Company fully repaid one of the promissory notes in the amount of $187,034, which represented monies loaned to the Company for the payment of Delaware franchise taxes. The Company utilized the interest earned on the Trust Account to repay the promissory note. The Company also paid $0 and $4,300 on behalf of the Sponsor for tax services in the three and six-month periods ended March 31, 2024 and 2023, respectively. These amounts were applied against the balance owing to the Sponsor under the remaining promissory note. As of March 31, 2024 and September 30, 2023, the net amount outstanding under the promissory note was $247,454 and $247,454, respectively.

On November 10, 2022, the Sponsor loaned the Company $1,500,000 in order to cover the additional contribution to the Trust Account in connection with the Company’s exercise of the extension of the Combination Period until February 17, 2023, and $450,000 to fund its working capital needs. The promissory notes are non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On July 28, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $125,245. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount outstanding under this promissory note was $125,245 as of March 31, 2024.

On August 2, 2023, the Company entered into a promissory note to the Sponsor in the amount of up to $425,402. The Extension Note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. Upon consummation of a Business Combination, the Sponsor shall have the option, but not the obligation, to convert up to $425,402 of the total principal amount of this note, in whole or in part at the option of the Sponsor, into common stock of the Company at a price of $10.00 per share (the “Common Stock”). The Common Stock shall be identical to the private placement shares issued to the Sponsor at the time of the Company’s IPO. On August 8, 2023, the Company borrowed $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to September 17, 2023. On September 12, 2023, the Company borrowed an additional $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to October 17, 2023. On October 10, 2023, the Company borrowed an additional $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to November 17, 2023. On November 9, 2023, the Company borrowed an additional $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to December 17, 2023. On December 19, 2023, the Company borrowed an additional $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to January 17, 2024. As of March 31, 2024, $354,502 was drawn and outstanding under this note. Management has determined that the conversion feature described above should not be accounted for separately from its host instrument. The December 19, 2023 draw of $70,900 under the Extension Note was attributable to a draw down under the Subscription Agreement with Polar as described in the Note 4 below.

On August 8, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $20,840 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount outstanding under this promissory note was $20,840 as of March 31, 2024.

On September 8, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $79,099 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount outstanding under this promissory note was $79,099 as of March 31, 2024.

On October 10, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $59,099 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount outstanding under this promissory note was $59,099 as of March 31, 2024.

On November 20, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $12,510 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount outstanding under this promissory note was $12,510 as of March 31, 2024.

On December 19, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $39,100 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. This promissory note is attributable to a draw down under the Subscription Agreement with Polar as described in the Note 4 below.

On January 16, 2024, the Company borrowed an additional $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to February 17, 2024. The funds made available by the Sponsor to the Company under the Extension Note were attributable to a draw down under the Subscription Agreement with Polar described in Note 4 below.

On January 16, 2024, the Company borrowed $39,100 from the Sponsor to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. This promissory note was funded by the Sponsor pursuant to a draw down under the Subscription Agreement with Polar (as described in Note 4 below).

In connection with the approval of the Third Extension Amendment Proposal, the Company issued an unsecured promissory note in the principal amount of up to $297,714 (the “Second Extension Note”) to the Sponsor. The Second Extension Note does not bear interest and matures upon closing of the Business Combination. In the event that the Company does not consummate a Business Combination, the Second Extension Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The proceeds of the Second Extension Note will be deposited in the Trust Account in connection with the Charter Amendment as follows: $ 49,619 to be deposited into the Trust Account within three business days following February 17, 2024, and up to $248,095 in five equal installments to be deposited into the Trust Account for each of the five one-month extensions.

On February 16, 2024, the Company borrowed $49,619 under the Second Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to March 17, 2024. The funds made available by the Sponsor to the Company under the Second Extension Note were attributable to a draw down under the Subscription Agreement with Polar described in Note 4 below.

On February 16, 2024, the Company borrowed $60,381 from the Sponsor to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. This promissory note was funded by the Sponsor pursuant to a draw down under the Subscription Agreement with Polar described in Note 4 below.

On March 13, 2024, the Company borrowed $49,619 under the Second Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to April 17, 2024. The funds made available by the Sponsor to the Company under the Second Extension Note were attributable to the fourth and final draw down under the Subscription Agreement with Polar described in Note 4 below.

On March 13, 2024, the Company borrowed $60,381 from the Sponsor to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. This promissory note was funded by the Sponsor pursuant to the fourth and final draw down under the Subscription Agreement with Polar described in Note 4 below.

The aggregate balance outstanding under all promissory notes, excluding the funding under the Subscription Agreement with Polar (as described in Note 4 below) was $2,776,600 and $2,564,439 as of March 31, 2024 and September 30, 2023, respectively.

Administrative Service Fee

Commencing on the date of the IPO, the Company will pay the Sponsor $10,000 per month for office space, utilities and secretarial support. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the three and six months ended March 31, 2024, the Company incurred $30,000 and $60,000, respectively in administrative service fees. The Company has $10,000 and $0 related to the administrative service fees, included in the accounts payable as of March 31, 2024 and September 30, 2023, respectively.

Note 4 — Subscription Agreement Liability

Effective December 12, 2023, the Company and the Sponsor entered into a subscription agreement (the “Subscription Agreement”) with Polar Multi-Strategy Master Fund (“Polar”), an unaffiliated third party of the Company, pursuant to which Polar agreed to make certain capital contributions (the “Investor Capital Contribution”) from time to time, at the request of the Sponsor, subject to the terms and conditions of the Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs and extension payments. In exchange for the commitment of Polar to provide the Investor Capital Contribution, (i) the Sponsor will transfer shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination, as further described below; and (ii) the Company and the Sponsor have agreed jointly and severally to return the Investor Capital Contribution to the Investor at the closing of an initial business combination. The maximum aggregate Investor Capital Contribution is $440,000, with an initial Investor Capital Contribution of $110,000 available for drawdown within five (5) business days of the Subscription Agreement and the remaining amount to be available for drawdown in three equal tranches of $110,000 during January, February and March 2024. On December 19, 2023, the initial Investor Capital Contribution of $110,000 was funded to the Sponsor, on January 16, 2024, the second Investor Capital Contribution of $110,000 was funded to the Sponsor, on February 13, 2024, the third Investor Capital Contribution of $110,000 was funded to the Sponsor, and on March 13, 2024, the fourth and final Investor Capital Contribution of $110,000 was funded to the Sponsor. In exchange for the foregoing commitment of Polar to make the Investor Capital Contributions to the Sponsor, the Company agrees to, or cause the surviving entity following the closing of the Company’s initial business combination to, issue 880,000 shares of Company’s common stock. currently held by the Sponsor in consideration for the amount that has been funded by Polar as of or prior to the closing of an initial business combination (the “Subscription Shares”). The Company or the surviving entity of the business combination shall promptly file a registration statement for resale to register the Subscription Shares after the closing of an initial business combination, but no later than 45 calendar days after the closing of business combination, and cause the registration statement to be declared effective by 150 calendar days after the closing of an initial business combination. The Subscription Shares shall be free from the lockup provisions currently applicable to these shares (for a period of 180 days following the closing of the business combination), provided that the stockholders of the Company shall have approved a proposal to such effect at the stockholders meeting held to approve the initial business combination.

In the event that Sponsor or the Company defaults in its obligations under the terms of the Subscription Agreement and in the event that such default continues for a period of five (5) business days following written notice to the Sponsor and Company (the “Default Date”), the Company (or the surviving entity following the De-SPAC Closing) shall immediately issue to Investor 220,000 shares of Company’s Common Stock (the “Default Shares” and together with the Subscription Shares, the “Investor Shares”) on the Default Date and shall issue an additional 220,000 Default Shares on each monthly anniversary of the Default Date thereafter, until the default is cured.

If the Company liquidates without consummating an initial business combination, neither the Company nor the Sponsor shall have any further obligation under the Subscription Agreement other than distributing to the Investor any available cash balances in their operating accounts up to the amount of the Investor Capital Contribution (subject to applicable law) excluding any funds held in the Trust Account.

The Company accounts for the subscription agreement liability as a bundled transaction with allocation of individual items based on their relative fair values. The fair value of shares issuable under the Subscription Agreement is considered cost of borrowing of the funds lent by the Sponsor upon receipt of the Contributions from the Investor and the net amount is recorded as subscription agreement liability in the Company’s condensed balance sheet. The Company recognized $434,460 of cost of borrowing attributable to the draws under the Subscription Agreement. Such cost of borrowing is amortized over the term of the Subscription Agreement and is included in the Company’s statement of operations as interest expense. For the six months ended March 31, 2024, the Company recorded $124,198 of interest expense attributable to the previously recognized cost of borrowing. The net amount of subscription liability of $129,738 is presented as a separate line item in the Company’s condensed balance sheet as of March 31, 2024.

Note 5 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares issued and outstanding on the date of the IPO, as well as the holders of the representative shares, Private Shares and any shares the Sponsor may receive in payment of the Extension Note, will be entitled to registration rights pursuant to an agreement signed on the effective date of the IPO. The holders of a majority of these securities (other than the holders of the representative shares) are entitled to make up to two demands that the Company registers such securities.

The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Shares and shares issued to the Sponsor in payment of the Extension Note can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of 1.0% of the gross proceeds of the IPO, or $1,500,000 (and are entitled to an additional $225,000 of deferred underwriting commission payable at the time of an initial Business Combination if the underwriters’ over-allotment is exercised in full). On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in the $225,000 deferred underwriting commission to be not payable to the underwriter.

Financial Advisory Fee

The Company has engaged Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), an affiliate of a member of the Sponsor, to provide consulting and advisory services in connection with the IPO, for which it received an advisory fee equal to one (1.0) percent of the aggregate proceeds of the IPO, or $1,500,000, upon closing of the IPO. Affiliates of CCM have and manage investment vehicles with a passive investment in the Sponsor. On August 18, 2021, the Company paid to CCM an aggregate of $1,500,000. The Company engaged CCM as a capital markets advisor in connection with the initial Business Combination for which it will earn an advisory fee of $3,000,000 payable only upon closing of the Business Combination. The Company also engaged CCM as a financial advisor in connection with the initial Business Combination for which it will earn an advisory fee of $8,750,000 payable only upon closing of the Business Combination.

The Company has engaged D.A. Davidson & Co. as a financial advisor and investment banker in connection with the initial Business Combination for which it will earn an advisory fee of $600,000, payable only upon closing of the Business Combination.

The Company has engaged Craig Hallum Capital Group LLC as a financial advisor in connection with the initial Business Combination for which it will earn an advisory fee of $500,000, payable only upon closing of the Business Combination.

The Company had engaged ICR LLC (“ICR”) to provide investor relations services in connection with the initial Business Combination for which ICR was entitled to a monthly fee of $10,400 for the period from November 2021 through December 2022 when the contract with ICR was terminated. A total of $145,600 is recorded by the Company and is due and payable to ICR upon either the termination of or the closing of the initial Business Combination. Under the contract, an additional $145,600 would be due and payable to ICR only upon the closing of the initial Business Combination.

The Company has engaged Bishop IR (“Bishop”) as an investor relations advisor in connection with the initial Business Combination for the period from June 21, 2023 through June 20, 2024 with a monthly fee of $8,000, which will increase to $12,000 upon the closing of the initial Business Combination. Either party can terminate the contract at any time upon thirty days prior notice to the other party. Upon completion of initial Business Combination, Bishop would be entitled to a success fee of $100,000 payable only upon closing of the initial Business Combination.

Business Combination Marketing Agreement

The Company engaged Northland Securities, Inc., the representative of the underwriters, as an advisor in connection with Business Combination to assist in holding meetings with the Company’s stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the initial Business Combination and assist the Company with press releases and public filings in connection with the Business Combination. The Company will pay the representative a cash fee for such services only upon the consummation of the initial Business Combination in an amount equal to 2.25% of the gross proceeds of the IPO, or $3,375,000. The Company will also pay the representative a separate capital market advisory fee of $2,500,000 only upon the completion of the initial Business Combination. Additionally, the Company will pay the representative a cash fee equal to 1.0% of the total consideration payable in the proposed Business Combination if the representative introduces the Company to the target business with which the Company completes a Business Combination. On February 8, 2021, Northland purchased 87,500 shares of common stock at an average purchase price of approximately $0.0001 per share. On May 29, 2021, Northland returned these 87,500 shares of common stock to the Company, for no consideration, which were subsequently cancelled.

We also will pay to the representative only upon the closing of the initial Business Combination, $1,030,000 due under two separate engagement letters in connection with fairness opinions delivered to our Board of Directors. An aggregate of $120,000 has already been paid under these engagement letters and expensed in the Company’s statement of operations for the fiscal year ended September 30, 2022.

Non-RedemptionAgreements

On January 20, 2023, the Company and its Sponsor entered into ten agreements (the “Non-Redemption Agreements” ) with one or more third parties in exchange for them agreeing not to redeem shares of the Company’s common stock sold in its IPO in connection with the upcoming Annual Meeting at which a proposal to approve an extension of time for the Company to consummate an initial business combination from February 17, 2023 to August 17, 2023 had also been submitted to the stockholders. The Non-Redemption Agreements provide for the allocation of up to 75,000 Founder Shares held by the Sponsor in exchange for such investor and/or investors agreeing to hold and not redeem certain public shares at the Meeting. Certain of the parties to the Non-Redemption Agreements are also members of the Sponsor. The Company estimated the aggregate fair value of the 713,057 Founder Shares attributable to the non-redeeming stockholders to be $1,102,909 or on average $1.55 per share. The excess of the fair value of the Founder Shares was determined to be a contribution to the Company from the Sponsor in accordance with Staff Accounting Bulletin (“SAB”) Topic 5T and an offering cost in accordance with SAB Topic 5A. Accordingly, the offering cost was recorded against additional paid-in capital. Pursuant to the Non-Redemption Agreements, the Company agreed not to satisfy any of its excise tax obligations from the interest earned on the funds held in the Trust Account.

Right of First Refusal

If the Company determines to pursue any equity, equity-linked, debt or mezzanine financing relating to or in connection with an initial Business Combination, then Northland Securities, Inc. shall have the right, but not the obligation, to act as book running manager, placement agent and/or arranger, as the case may be, in any and all such financing or financings. This right of first refusal extends from the date of the IPO until the earlier of the consummation of an initial Business Combination or the liquidation of the Trust Account if the Company fails to consummate a Business Combination during the required time period.

Purchasing Agreement

On February 23, 2023, Armada, Rezolve and YA II PN, Ltd., a Cayman Islands exempted company (“YA”) entered into a Standby Equity Purchase Agreement (the “Purchase Agreement”), pursuant to which, among other things, upon the closing of the Business Combination, Rezolve shall have the right to issue and sell to YA up to $250 million of the ordinary shares of Rezolve during the 36 month period following the closing of the Business Combination. Rezolve will not be obligated to draw any amount under the Agreement, will control both the timing and amount of all drawdowns, and will issue stock to YA on each drawn down from the facility. Subject to closing of the Business Combination, Rezolve must file and maintain a registration statement, or multiple registration statements, for resale by YA of the shares. If the Business Combination Agreement is terminated, other than in connection with the consummation of the Business Combination, then the Purchase Agreement shall be terminated and of no further effect, without any liability of any party thereunder. Other than making appropriate disclosure of the Purchase Agreement under the Federal securities laws, the Company has no obligations under the Purchase Agreement.

On February 2, 2024, Armada, Rezolve, Rezolve AI and YA amended and restated the Purchase Agreement, (the “Amended and Restated Purchase Agreement”) to, among other things, incorporate a prepaid advance arrangement, whereby YA committed to provide Rezolve with a prepaid advance in an original principal amount of $2,500,000 (the “Prepaid Advance”). Upon execution of the Amended and Restated Purchase Agreement, $2,000,000 of the Prepaid Advance was funded to Rezolve.

Note 6 — Recurring Fair Value Measurements

Funds in the Company’s Trust Account were held in an interest-bearing demand deposit account as of March 31, 2024 and September 30, 2023 and classified as Level 1 in the hierarchy of fair value measurements with carrying value approximating fair value.

	March 31, 2024		December 31, 2023
	Level	Amount	Level	Amount
Assets:
Interest-bearing demand deposit account	1	$15,771,190	1	$25,324,028

Note 7 — Stockholders’ Deficit

Preferred stock

The Company is authorized to issue 1,000,000 shares of preferred stock with apar value of $0.0001 and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2024 and September 30, 2023, there were no shares of preferred stock issued or outstanding.

Common stock

The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.0001 per share. At March 31, 2024 and September 30, 2023, there were 5,709,500 shares of common stock issued and outstanding, excluding 1,417,687 and 2,363,349 shares subject to redemption, respectively. On February 3, 2021, affiliates of the Sponsor paid $25,000, or approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 Founder Shares. On February 8, 2021, EarlyBirdCapital, Inc. and Northland purchased 162,500 and 87,500 representative shares, respectively, at an average purchase price of approximately $0.0001 per share, or an aggregate purchase price of $25.00.

On May 29, 2021, Northland returned 87,500 shares of common stock to the Company, for no consideration, which were subsequently cancelled and on June 16, 2021, the Sponsor purchased an additional 700,000 shares of common stock at a purchase price of $0.006 per share, resulting in the Sponsor holding an aggregate of 5,012,500 shares of common stock. On June 16, 2021, the Sponsor transferred 50,000 shares to its Chief Executive Officer and to its President and 35,000 shares to each of its three outside directors. The Founder Shares included an aggregate of up to 1,125,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part. On October 1, 2021 the underwriter’s over-allotment option expired unused resulting in 1,125,000 founder shares forfeited to the Company for no consideration.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with any vote held to approve the initial Business Combination, the Sponsor, as well as all of the Company’s officers and directors, have agreed to vote their respective shares of common stock owned by them immediately prior to the IPO and any shares purchased in the IPO or following the IPO in the open market in favor of the proposed Business Combination.

Warrants

Each whole warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed herein. The warrants will become exercisable 30 days after the completion of the Company’s initial Business Combination. However, no warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within 90 days following the consummation of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the trading day prior to the date of exercise. The warrants will expire on the fifth anniversary of the completion of an initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant, in whole and not in part:

•	at any time after the warrants become exercisable,

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder

•

if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations) for any 20 trading days within a30-tradingday period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

If the Company calls the warrants for redemption as described above, the Company’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor, initial stockholders or their affiliates, without taking into account any founders’ shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which the Company issues the additional shares of common stock or equity-linked securities.

Note 8— Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in these condensed financial statements.

On April 16, 2024, the Company borrowed $49,619 under the Second Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to May 17, 2024.

On April 16, 2024 the Company issued a promissory note to the Sponsor for the aggregate amount of $53,388 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On April 18, 2024, the Company entered into a subscription agreement with an entity related to the Sponsor pursuant to which (i) the entity funded $33,008 to the Sponsor which is to be returned to the entity by the Sponsor promptly following the closing of the initial business combination and (ii) as an inducement for the investment, the Sponsor allocated 33,000 Founder Shares to the entity. The funds received from the entity were loaned by the Sponsor to the Company.

On April 22, 2024 the Company issued a promissory note to the Sponsor for the aggregate amount of $40,939 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On April 25, 2024 the Company issued a promissory note to the Sponsor for the aggregate amount of $19,054 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

ARMADA ACQUISITION CORP. I

CONDENSED BALANCE SHEETS

	December 31, 2023 unaudited	September 30, 2023
Assets
Cash	$54,405	$60,284
Prepaid expenses	13,534	33,605

Total current assets	67,939	93,889
Investments held in Trust Account	25,871,565	25,324,028

Total Assets	$25,939,504	$25,417,917

Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ Deficit
Current liabilities:
Accounts payable	$5,132,351	$4,708,050
Franchise tax payable	23,919	12,100
Income tax payable	78,617	10,783
Subscription agreement liability, net	6,752	—
Promissory Notes-Related Party	2,776,600	2,564,439
Excise tax payable	1,291,751	1,291,751

Total current liabilities	9,309,990	8,587,123

Commitments and Contingencies (Note 5)
Common stock subject to possible redemption, 2,363,349 shares at redemption value of approximately $10.91 and $10.71 per share at December 31, 2023 and September 30, 2023, respectively	25,784,690	25,316,806
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized, 5,709,500 shares issued and outstanding (excluding 2,363,349 and 2,363,349 shares subject to possible redemption) at December 31, 2023 and September 30, 2023, respectively	570	570
Additional paid-in capital	159,034	—
Accumulated deficit	(9,314,780)	(8,486,582)

Total Stockholders’ Deficit	(9,155,176)	(8,486,012)

Total Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$25,939,504	$25,417,917

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARMADA ACQUISITION CORP. I

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Three Months Ended
	December 31, 2023	December 31, 2022
Formation and operating costs	$571,529	$394,352
Stock-based compensation	50,400	27,963

Loss from operations	(621,929)	(422,315)

Other income
Trust interest income	334,836	1,289,673
Interest expense	(5,387)	—

Total other income	329,449	1,289,673

Income before provision for income taxes	(292,480)	867,358
Provision for income taxes	(67,834)	(260,331)

Net (loss) income	$(360,314)	$607,027

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	2,363,349	15,000,000

Basic and diluted net (loss) income per share	$(0.04)	$0.03

Basic and diluted weighted average shares outstanding, non-redeemable common stock	5,709,500	5,709,500

Basic and diluted net (loss) income per share	$(0.04)	$0.03

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARMADA ACQUISITION CORP. I

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(Unaudited)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2023

	Common Stock		Additional	Accumulated	Total Stockholders’
	Shares	Amount	Paid-in Capital	Deficit	Deficit
Balance as of September 30, 2023	5,709,500	$570	$—	$(8,486,582)	$(8,486,012)
Stock-based compensation	—	—	50,400	—	50,400
Proceeds allocated to Sponsor Shares for subscription agreement liability (see note 4)	—	—	108,634	—	108,634
Subsequent remeasurement of common stock subject to possible redemption	—	—	—	(467,884)	(467,884)
Net loss	—	—	—	(360,314)	(360,314)

Balance as of December 31, 2023	5,709,500	$570	$159,036	$(9,314,780)	$(9,155,176)

FOR THE THREE MONTHS ENDED DECEMBER 31, 2022

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance as of September 30, 2022 (audited)	5,709,500	$570	$941,796	$(4,091,693)	$(3,149,327)
Stock-based compensation	—	—	27,963	—	27,963
Subsequent remeasurement of common stock subject to possible redemption	—	—	—	(2,479,343)	(2,479,343)
Net income	—	—	—	607,027	607,027

Balance as of December 31, 2022	5,709,500	$570	$969,759	$(5,964,009)	$(4,993,680)

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARMADA ACQUISITION CORP. I

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Three Months Ended
	December 31, 2023	December 31, 2022
Cash Flows from Operating Activities:
Net (loss) income	$(360,314)	$607,027
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest earned on investments held in Trust Account	(334,836)	(1,289,673)
Interest expense	5,387	—
Stock-based compensation	50,400	27,963
Changes in current assets and liabilities:
Prepaid expenses	20,071	55,678
Accounts payable	424,300	24,344
Income tax payable	67,834	260,331
Franchise tax payable	11,819	50,000

Net cash used in operating activities	(115,339)	(264,331)

Cash Flows from Investing Activities:
Principal deposited in Trust Account	(212,701)	—

Net cash used in investing activities	(212,701)	(1,500,000)

Cash Flows from Financing Activities:
Proceeds from issuance of promissory notes to related party	212,161	1,950,000
Proceeds from subscription agreement	110,000	—

Net cash provided by financing activities	322,161	1,950,000

Net change in cash	(5,879)	185,669
Cash, beginning of the period	60,284	177,578

Cash, end of the period	$54,405	$363,247

Supplemental disclosure of noncash investing and financing activities
Subsequent remeasurement of common stock subject to possible redemption	$467,884	$2,479,343

Cost of issuance of debt under Polar agreement	$108,634	$—

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARMADA ACQUISITION CORP. I

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

DECEMBER 31, 2023

Note–1 - Organization, Business Operations and Going Concern

Armada Acquisition Corp. I (the “Company”) is a blank check company incorporated as a Delaware corporation on November 5, 2020. The Company was incorporated for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). As more fully described in this Note 1, on December 17, 2021 the Company entered into a business combination agreement with a target business which was amended and restated on June 16, 2023, and further amended on August 4, 2023. The Company concentrated its efforts in identifying businesses in the financial services industry with particular emphasis on businesses that are providing or changing technology for traditional financial services.

As of December 31, 2023, the Company had not commenced any operations. All activity for the period from November 5, 2020 (inception) through December 31, 2023, relates to the Company’s formation and the initial public offering (the “IPO”) described below, and since the closing of the IPO, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.

The Company’s sponsor is Armada Sponsor LLC (the “Sponsor”).

The registration statement for the Company’s IPO was declared effective on August 12, 2021 (the “Effective Date”). On August 17, 2021, the Company commenced the IPO of 15,000,000 units at $10.00 per unit (the “Units”).

Simultaneously with the consummation of the IPO, the Company consummated the private placement of 459,500 shares of common stock (“Private Shares”) at a price of $10.00 per share for an aggregate purchase price of $4,595,000.

Transaction costs amounted to $3,537,515, consisting of $1,500,000 of underwriting commissions, and $2,037,515 of other offering costs.

Following the closing of the IPO, a total of $150,000,000 ($10.00 per Unit) was held in the Trust Account (“Trust Account”). The funds held in the Trust Account are required to be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, on August 10, 2023 we instructed the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest bearing demand deposit account until the earlier of the consummation of a Business Combination or our liquidation. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay tax obligations and up to $100,000 to pay dissolution expenses, the proceeds from the IPO and the sale of the Private Shares will not be released from the Trust Account until the earlier of the completion of a Business Combination or the Company’s redemption of 100% of the outstanding public shares if it has not completed a Business Combination in the required time period. The proceeds held in the Trust Account may be used as consideration to pay the sellers of a target business with which the Company completes a Business Combination. Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of Private Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.

The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

In connection with any proposed Business Combination, the Company will either (1) seek stockholders approval of the initial Business Combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against the proposed Business Combination or do not vote at all, into their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable), or (2) provide its stockholders with the opportunity to sell their shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable and less up to $100,000 of interest to pay dissolution expenses), in each case subject to the limitations described herein. The decision as to whether the Company will seek stockholders approval of a proposed Business Combination or will allow stockholders to sell their shares to the Company in a tender offer will be made by the Company, solely in its discretion.

The shares of common stock subject to redemption are recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination (unless the proposal amending the Company charter to remove the net tangible assets requirement in connection with the Business Combination is approved and implemented at the special meeting approving the Business Combination) and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company had until February 17, 2023 (or 18 months following the IPO) to consummate a Business Combination (the “Combination Period”). As further described in Note 1, on February 2, 2023, the stockholders approved an amendment to our certificate of incorporation to extend the Combination Period until August 17, 2023. On August 2, 2023, the stockholders approved a second amendment to our certificate of incorporation to extend the Combination Period for six monthly periods or until no later than February 17, 2024. On February 15, 2024, the stockholders approved a third amendment to the Company’s certificate of incorporation to extend the Combination Period for up to six additional monthly periods or until no later than August 17, 2024.

On August 8, 2023, the Company deposited $70,900 into the Trust Account thereby extending the Combination Period until September 17, 2023, and on each of September 12, 2023, October 11, 2023, November 9, 2023, December 15, 2023 and January 16, 2024, the Company deposited $70,900 into the Trust Account, thereby extending the Combination Period for five additional months or until February17, 2024.

However, if the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company but net of taxes payable (and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor, officers and directors have agreed (i) to vote any shares owned by them in favor of any proposed Business Combination, (ii) not to redeem any shares in connection with a stockholder vote to approve a proposed initial Business Combination or sell any shares to the Company in a tender offer in connection with a proposed initial Business Combination, (iii) that the founders’ shares will not participate in any liquidating distributions from the Company’s Trust Account upon winding up if a Business Combination is not consummated.

The Sponsor has agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company. The agreement to be entered into by the Sponsor specifically provides for two exceptions to the indemnity it has given: it will have no liability (1) as to any claimed amounts owed to a target business or vendor or other entity, which has executed an agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, or (2) as to any claims for indemnification by the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked its Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company believes it is unlikely that the Sponsor will be able to satisfy its indemnification obligations if it is required to do so.

On December 17, 2021, the Company entered into a business combination agreement as amended on November 10, 2022, June 16, 2023, and August 4, 2023 with Rezolve Limited, a private limited company incorporated under the laws of England and Wales (“Rezolve”), Rezolve Group Limited, a Cayman Islands exempted company (“Cayman NewCo”), and Rezolve Merger Sub, Inc., (“Rezolve Merger Sub”) (such business combination agreement, the “Business Combination Agreement,” and such business combination, the “Business Combination”).

On November 10, 2022, the Company and Rezolve entered into a First Amendment to the Business Combination Agreement (the “Amendment,” and together with the Original Business Combination Agreement, the “Business Combination Agreement” and the business combination contemplated thereby, the “Business Combination”), to among other things, extend the date on which either party to the Business Combination Agreement had the right to terminate the Business Combination Agreement if the Business Combination had not been completed by such date to the later of (i) January 31, 2023 or (ii) fifteen days prior to the last date on which the Company may consummate a Business Combination, and change the structure of the Business Combination such that Cayman NewCo is no longer a party to the Business Combination Agreement or the Business Combination.

On February 2, 2023, the Company held its Annual Meeting. At the Annual Meeting, the Company’s stockholders approved an amendment to the Company’s Charter to extend the date by which the Company must consummate a Business Combination or, if it fails to do so, cease its operations and redeem or repurchase 100% of the shares of the Company’s common stock issued in the Company’s IPO, from February 17, 2023 for up to six additional months at the election of the Company, ultimately until as late as August 17, 2023 (the “Extension”). In connection with the Extension, the holders of 11,491,148 shares of Common Stock elected to redeem their shares at a per share redemption price of approximately $10.19. As a result, $117,079,879 was removed from the Company’s Trust Account to pay such holders.

On June 16, 2023, the Company, Rezolve, Rezolve AI Limited, a private limited liability company incorporated under the laws of England and Wales (“Rezolve AI”) and Rezolve Merger Sub amended and restated the Business Combination Agreement (the “Amended and Restated Business Combination Agreement”) by way of a Deed of Release, Amendment and Restatement to, among other things, amend (a) the enterprise value of Rezolve by which the aggregate stock consideration is calculated to $1.60 billion, and (b) provide for (i) a pre-Closing demerger (the “Pre-Closing Demerger”) of Rezolve pursuant to UK legislation under which (x) part of Rezolve’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch and certain other excluded assets) are to be transferred to Rezolve AI in exchange for the issue by Rezolve AI of shares of the same classes of capital stock as in Rezolve for distribution among the original shareholders of Rezolve in proportion to their holdings of shares of each class of capital stock in Rezolve as at immediately prior to the Pre-Closing Demerger, (y) Rezolve AI will be assigned, assume and/or reissue the secured convertible notes currently issued by Rezolve pursuant to the Loan Agreements (as defined in the Amended and Restated Business Combination Agreement) and (z) Rezolve will then be wound up, and (ii) the merger of the Company with and into Rezolve Merger Sub, with the Company continuing as the surviving entity (the “Merger”) such that after completion of the Pre-Closing Demerger and Merger, the Company will become a wholly owned subsidiary of Rezolve AI.

Concurrently with the execution and delivery of the Amended and Restated Business Combination Agreement, the Company and the Key Company Shareholders (as defined in the Amended and Restated Business Combination Agreement) have entered into the Transaction Support Agreement, pursuant to which, among other things, the Key Company Shareholders have agreed to (a) vote in favor of the Company Reorganization (b) vote in favor of the Amended and Restated Business Combination Agreement and the agreements contemplated thereby and the transactions contemplated thereby, (c) enter into the Investor Rights Agreement (as defined in the Amended and Restated Business Combination Agreement) at Closing and (d) the termination of certain agreements effective as of Closing.

On August 2, 2023, the Company held a special meeting of its stockholders to approve an amendment to its Charter (the “Charter Amendment”) to extend the date (the “Termination Date”) by which Armada has to consummate a Business Combination from August 17, 2023 (the “Original Termination Date”) to September 17, 2023 (the “Charter Extension Date”) and to allow Armada, without another stockholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis up to five times by an additional one month each time after the Charter Extension Date, by resolution of Armada’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until February 17, 2024, or a total of up to six months after the Original Termination Date, unless the closing of a Business Combination shall have occurred prior thereto (the “Second Extension Amendment Proposal”). The stockholders of Armada approved the Second Extension Amendment Proposal at the special meeting and on August 3, 2023, Armada filed the Charter Amendment with the Delaware Secretary of State.

In connection with the vote to approve the Charter Amendment, the holders of 1,145,503 public shares of Common Stock of Armada exercised their right to redeem their shares for cash at a redemption price of approximately $10.56 per share, for an aggregate redemption amount of approximately $12,095,215.

In connection with the approval of the Second Extension Amendment Proposal, the Company issued an unsecured promissory note in the principal amount of up to $425,402 (the “Extension Note”) to the Sponsor. The Extension Note does not bear interest and matures upon closing of the Business Combination. In the event that Armada does not consummate a Business Combination, the Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The proceeds of the Extension Note will be deposited in the Trust Account in connection with the Charter Amendment as follows: $70,900 to be deposited into the Trust Account within five business days following approval of the Charter Amendment by the Company’s stockholders, and up to $354,502 in five equal installments to be deposited into the Trust Account for each of the five one-month extensions. On August 8, 2023, the Company borrowed $70,900 under the Extension

Note and deposited the funds into the Trust Account thereby extending the Termination Date to September 17, 2023, and on September 12, 2023, October 11, 2023, November 9, 2023, December 19, 2023 and January 16, 2024 the Company borrowed $70,900 under the Extension Note on each such date and deposited the funds into the Trust Account thereby extending the Combination Period for five additional months or until February 17, 2024. Payments made on December 19, 2023 and January 16, 2024 were funded under the terms of the Subscription Agreement with Polar (see Note 4 below).

On August 4, 2023, the Company, Rezolve, Rezolve AI, and Rezolve Merger Sub amended the Business Combination Agreement to remove the requirement that after giving effect to the transactions contemplated by the Business Combination Agreement, Rezolve shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the closing of the Business Combination.

On February 15, 2024, the Company held a special meeting of its stockholders to approve an amendment to its Charter (the “Charter Amendment”) to extend the date (the “Termination Date”) by which the Company has to consummate a Business Combination from February 17, 2024 (the “Termination Date”) to March 17, 2024 (the “Charter Extension Date”) and to allow the Company, without another stockholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis up to five times by an additional one month each time after the Charter Extension Date, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until August 17, 2024, or a total of up to six months after the Original Termination Date, unless the closing of a Business Combination shall have occurred prior thereto (the “Third Extension Amendment Proposal”). The stockholders of the Company approved the Third Extension Amendment Proposal at the special meeting and on February 15, 2024 the Company filed the Charter Amendment with the Delaware Secretary of State.

In connection with the vote to approve the Charter Amendment, the holders of 945,662 shares of Common Stock of the Company exercised their right to redeem their shares for cash at a redemption price of approximately $10.98 per share, for an aggregate redemption amount of $10,384,496.

In connection with the approval of the Third Extension Amendment Proposal, the Company issued an unsecured promissory note in the principal amount of up to $297,714 (the “Second Extension Note”) to the Sponsor. The Second Extension Note does not bear interest and matures upon closing of the Business Combination. In the event that the Company does not consummate a Business Combination, the Second Extension Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The proceeds of the Second Extension Note will be deposited in the Trust Account in connection with the Charter Amendment as follows: $49,619 to be deposited into the Trust Account within three business days following February 17, 2024, and up to $248,095 in five equal installments to be deposited into the Trust Account for each of the five one-month extensions.

Liquidity and Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.

As of December 31, 2023, the Company had approximately $54,000 of cash in its bank operating account and a working capital deficiency of approximately $9.1 million (excluding income tax payable and franchise tax payable).

Following the completion of our IPO, the Sponsor has from time to time provided loans to the Company in order to assist the Company to fund its working capital needs and to provide funds to pay for the extensions of the Combination Period, all as more fully described in Note 3.

The aggregate balance outstanding under all promissory notes, including the Extension Note, was $2,776,600 and $2,564,439 as of December 31, 2023, and September 30, 2023, respectively. The balance of subscription agreement liability (net of debt discount) was $6,752 as of December 31, 2023, and $0 as of September 30, 2023.

In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management determined that the liquidity condition and date for mandatory liquidation and dissolution raise substantial doubt about the Company’s ability to continue as a going concern through August 17, 2024, the scheduled liquidation date of the Company if it does not complete a Business Combination prior to such date. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties

Management is continuing to evaluate the impact of the COVID-19 pandemic on the industry, the geopolitical conditions resulting from the recent invasion of Ukraine by Russia and subsequent sanctions against Russia, Belarus and related individuals and entities, as well as the war between Israel and Hamas, and the possibility of these conflicts spreading in the surrounding region, the status of debt and equity markets, and protectionist legislation in our target markets. Management has concluded that while it is reasonably possible that any of the foregoing could have a negative effect on the Company’s financial position, results of its operations and/or that of Rezolve’s or any other target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs on or after January 1, 2023, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of the Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with the Business Combination (or otherwise issued not in connection with the Business Combination but issued within the same taxable year of the Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination. The Company has agreed that any such excise taxes shall not be paid from the interest earned on the funds held in the Trust Account.

As discussed above, during February 2023, holders of 11,491,148 shares of Common Stock elected to redeem their shares in connection with the Extension. As a result, $117,079,879 was removed from the Company’s Trust Account to pay such holders. During August 2023, holders of 1,145,503 shares of Common Stock elected to redeem their shares in connection with the Second Amendment Extension Proposal. As a result, $12,095,215 was removed from the Company’s Trust Account to pay such holders. During February 2024, holders of 945,662 shares of Common Stock elected to redeem their shares in connection with the Third Amendment Extension Proposal at a redemption price of approximately $10.98 per share, for an aggregate redemption amount of $10,384,496.

Management has evaluated the requirements of the IR Act and the Company’s operations, and has determined that $1,291,751 is required to be recorded as a liability on the Company’s balance sheet as of December 31, 2023. This liability will be reevaluated and remeasured at the end of each quarterly period.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by US GAAP. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, and the results of its operations and its cash flows for the period presented in the unaudited condensed financial statements. Operating results for the three months ended December 31, 2023, are not necessarily indicative of the results that may be expected through September 30, 2024.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form10-K, as filed with SEC on December 4, 2023.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart the Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $54,405 and $60,284 in cash as of December 31, 2023 and September 30, 2023, respectively.

Investments Held in Trust Account

As of both December 31, 2023 and September 30, 2023, the assets held in the Trust Account were held in an interest bearing demand deposit account. To mitigate the risk that the Company may be deemed an investment company for purposes of the Investment Company Act, on August 10, 2023, the Company instructed the trustee of the Trust Account to liquidate the investments held in the Trust Account and thereafter to hold all funds in the Trust Account in an interest bearing demand deposit account until the earlier of consummation of a Business Combination or liquidation. Furthermore, such cash is held in bank accounts which exceed federally insured limits as guaranteed by the Federal Deposit Insurance Corporation.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. US GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The fair value of certain of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation limit of $250,000. At December 31, 2023 and September 30, 2023, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Offering Costs Associated with IPO

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A— “Expenses of Offering”. Offering costs consist of legal, accounting, underwriting and other costs incurred through the balance sheet date that are related to the IPO. The Company incurred offering costs amounting to $3,537,515 as a result of the IPO consisting of a $1,500,000 underwriting commissions and $2,037,515 of other offering costs.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) are classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock are classified as stockholders’ deficit. The Company’s shares of common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, 2,363,349 shares of common stock as of September 30, 2023 and December 31, 2023 subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value as they occur. Immediately upon the closing of the IPO, the Company recognized the remeasurement adjustment from initial carrying amount to redemption book value. The change in the carrying value of common stock subject to possible redemption resulted in charges against additional paid-in capital and accumulated deficit.

At December 31, 2023 and September 30, 2023, the common stock reflected in the balance sheets are reconciled in the following table:

Gross Proceeds	$150,000,000
Proceeds allocated to Public Warrants	(11,700,000)
Issuance costs related to common stock	(3,261,589)
Remeasurement of carrying value to redemption value	14,961,589
Subsequent remeasurement of carrying value to redemption value – Trust interest income (excluding the amount that can be withdrawn from Trust Account for taxes)	548,862
Common stock subject to possible redemption – September 30, 2022	150,548,862
Redemptions	(129,175,094)
Remeasurement of carrying value to redemption value	3,943,038
Common stock subject to possible redemption – September 30, 2023	$25,316,806
Remeasurement of carrying value to redemption value	467,884
Common stock subject to possible redemption – December 31, 2023	$25,784,690

Net (Loss) Income Per Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net (loss) income per common stock is computed by dividing net (loss) income by the weighted average number of common stock outstanding for the period. Remeasurement adjustments associated with the redeemable shares of common stock are excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted (loss) income per share does not consider the effect of the warrants issued in connection with the IPO because the warrants are contingently exercisable, and the contingencies have not yet been met. The warrants are exercisable to purchase 7,500,000 shares of common stock in the aggregate. As of December 31, 2023 and 2022, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net (loss) income per common stock is the same as basic net loss per common stock for the periods presented.

Accretion of the carrying value of common stock subject to redemption value is excluded from net (loss) income per common stock because the redemption value approximates fair value.

	For the Three Months Ended December 31,
	2023		2022
	Common Stock Subject to Possible Redemption	Non-Redeemable Common Stock	Common Stock Subject to Possible Redemption	Non-Redeemable Common Stock
Basic and diluted net (loss) income per share
Numerator:
Allocation of net (loss) income	$(105,483)	$(254,831)	$439,673	$167,354
Denominator
Weighted-average shares outstanding	2,363,349	5,709,500	15,000,000	5,709,500
Basic and diluted net (loss) income per share	$(0.04)	$(0.04)	$0.03	$0.03

Stock-Based Compensation

The Company accounts for share-based payments in accordance with FASB ASC Topic 718, “Compensation—Stock Compensation,” (“ASC 718”), which requires that all equity awards be accounted for at their “fair value.” The Company measures and recognizes compensation expense for all share-based payments on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the statements of operations upon vesting, once the applicable performance conditions are met, with an offsetting increase to additional paid-in capital. Forfeitures are recognized as they occur.

On June 16, 2021, the Sponsor transferred 50,000 shares to each of its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. The aforementioned transfer is within the scope of ASC 718. Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The aggregate fair value of these shares was $509,552 at issuance. A total of 100,000 shares vested upon consummation of the Initial Public Offering. The remaining 105,000 shares vest in equal quarterly installments until the second anniversary of the consummation of the Company’s Initial Public Offering, or August 17, 2023. At December 31, 2023, all shares under the June 16, 2021 grant were vested.

On June 26, 2023, the Sponsor allocated 270,000 shares to its three independent directors (90,000 each) and 100,000 shares to an executive officer. The aforementioned transfer is within the scope of ASC 718. Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the transfer date. The aggregate fair value of these shares was $207,200 at the date of the transfer. A total of 190,000 shares vested upon the transfer date. The remaining 180,000 shares will vest as follows: 90,000 upon the 6 month anniversary of the transfer date; and 90,000 upon the one year anniversary of the transfer date, provided that all unvested shares would become vested upon consummation of initial business combination. The Company recognized $50,400 of stock-based compensation related to this grant for the three months ended December 31, 2023.

The Company recognized $50,400 and $27,963 of stock-based compensation for the three-month periods ended December 31, 2023 and December 31, 2022, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

As of December 31, 2023, and September 30, 2023, the Company’s deferred tax asset had a full valuation allowance recorded against it. Our effective tax rate was 23.19% and 30.01% for the three months ended December 31, 2023 and 2022. The effective tax rate differs from the statutory tax rate of 21% for three months ended December 31, 2023, and 2022, due to the valuation allowance on the deferred tax assets and permanent differences related to the business acquisition and stock-based compensation expenses.

Debt discounts

Debt discounts relate to the issuance costs of some of the promissory notes to related parties, and are included in the condensed consolidated balance sheets as a direct deduction from the face amount of the promissory notes. Debt discounts are amortized over the term of the related promissory notes and included in the interest expense.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management does not believe the adoption of ASU 2023-09 will have a material impact on its consolidated financial statements and disclosures.

Note 3 — Related Party Transactions

Founder Shares

On February 3, 2021, the Sponsor paid $25,000, approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 shares of common stock, par value $0.0001. On June 16, 2021, the Sponsor purchased an additional 700,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $4,070, and transferred 50,000 shares to its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. On July 23, 2021, the Sponsor purchased an additional 1,200,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $6,975, resulting in the Sponsor holding an aggregate of 6,007,500 shares of common stock and the Chief Executive Officer, President and independent directors holding an aggregate of 205,000 shares of common stock (such shares, collectively, the “Founder Shares”). The Founder Shares included an aggregate of up to 1,125,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part. On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in 1,125,000 Founder Shares forfeited to the Company for no consideration.

The Sponsor, officers and directors have agreed not to transfer, assign or sell any Founder Shares held by them until the earliest of (A)180 days after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the public stockholders having the right to exchange their public shares for cash, securities or other property (except with respect to permitted transferees). Any permitted transferees would be subject to the same restrictions and other agreements of the Sponsor, officers, and directors with respect to any Founder Shares.

Additionally, upon consummation of the IPO, the Sponsor sold membership interests in the Sponsor to 10 anchor investors that purchased 9.9% of the units sold in the IPO. The Sponsor sold membership interests in the Sponsor entity reflecting an allocation of 131,250 Founder Shares to each anchor investor, or an aggregate of 1,312,500 Founder Shares to all 10 anchor investors, at a purchase price of approximately $0.006 per share. The Company estimated the aggregate fair value of these founder shares attributable to each anchor investor to be $424,491, or $3.23 per share. The Company has offset the excess of the fair value against the gross proceeds from these anchor investors as a reduction in its additional paid-in capital in accordance with Staff Accounting Bulletin Topic 5A.

Representative Common Stock

On February 8, 2021, EarlyBirdCapital, Inc. and Northland Securities, Inc. (“Northland”) purchased 162,500 and 87,500 shares of common stock (“representative shares”), respectively, at an average purchase price of approximately $0.0001 per share, or an aggregate purchase price of $25.00. On May 29, 2021, Northland returned 87,500 shares of common stock to the Company, for no consideration, which were subsequently cancelled.

The representative shares are identical to the public shares included in the Units being sold in the IPO, except that the representative shares are subject to certain transfer restrictions, as described in more detail below.

The holders of the representative shares have agreed not to transfer, assign or sell any such shares until 30 days after the completion of an initial Business Combination. In addition, the holders of the representative shares have agreed (i) to waive their redemption rights (or right to participate in any tender offer) with respect to such shares in connection with the completion of an initial Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete an initial Business Combination.

Promissory Notes-to Related Party

On May 9, 2022, the Sponsor loaned the Company the aggregate amount of $483,034 in order to assist the Company to fund its working capital needs. The loan is evidenced by two promissory notes in the aggregate principal amount of $483,034 from the Company, as maker, to the Sponsor, as payee. During July 2022, the Company fully repaid one of the promissory notes in the amount of $187,034, which represented monies loaned to the Company for the payment of Delaware franchise taxes. The Company utilized the interest earned on the Trust Account to repay the promissory note. The Company also paid $0 and $4,300 on behalf of the Sponsor for tax services in period ended December 31, 2023 and September 30, 2023, respectively. These amounts were applied against the balance owing to the Sponsor under the remaining promissory note. As of December 31, 2023 and September 30, 2023, the net amount outstanding under the promissory note was $247,454 and $247,454, respectively.

On November 10, 2022, the Sponsor loaned the Company $1,500,000 in order to cover the additional contribution to the Trust Account in connection with the Company’s exercise of the extension of the Combination Period until February 17, 2023, and $450,000 to fund its working capital needs. The promissory notes are non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On July 28, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $125,245. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount outstanding under this promissory note was $125,245 as of December 31, 2023.

On August 2, 2023, the Company entered into a promissory note to the Sponsor in the amount of up to $425,402. The Extension Note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. Upon consummation of a Business Combination, the Sponsor shall have the option, but not the obligation, to convert up to $425,402 of the total principal amount of this note, in whole or in part at the option of the Sponsor, into common stock of the Company at a price of $10.00 per share (the “Common Stock”). The Common Stock shall be identical to the private placement shares issued to the Sponsor at the time of the Company’s IPO. On August 8, 2023, the Company borrowed $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to September 17, 2023. On September 12, 2023, the Company borrowed an additional $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to October 17, 2023. On October 10, 2023, the Company borrowed an additional $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to November 17, 2023. On November 9, 2023, the Company borrowed an additional $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to

December 17, 2023. On December 19, 2023, the Company borrowed an additional $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to January 17, 2024. As of December 31, 2023, $354,502 was drawn and outstanding under this note. Management has determined that the conversion feature described above should not be accounted for separately from its host instrument. The December 19, 2023 draw of $70,900 under the Extension Note was attributable to a draw down under the Subscription Agreement with Polar as described in the Note 4 below.

On August 8, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $20,840 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount outstanding under this promissory note was $20,840 as of December 31, 2023.

On September 8, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $79,099 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount outstanding under this promissory note was $79,099 as of December 31, 2023.

On October 10, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $59,099 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount outstanding under this promissory note was $59,099 as of December 31, 2023.

On November 20, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $12,510 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount outstanding under this promissory note was $12,510 as of December 31, 2023.

On December 19, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $39,100 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. This promissory note is attributable to a draw down under the Subscription Agreement with Polar as described in the Note 4 below.

The aggregate balance outstanding under all promissory notes, excluding the funding under the Subscription Agreement with Polar (as described in the Not 4 below) was $2,776,600 and $2,564,439 as of December 31, 2023 and September 30, 2023, respectively.

Administrative Service Fee

Commencing on the date of the IPO, the Company will pay the Sponsor $10,000 per month for office space, utilities and secretarial support. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the three months ended December 31, 2023, the Company incurred $30,000 in administrative service fees which were not paid and which were recorded in the accounts payable and accrued liabilities in the Company’s balance sheet, and for the three months ended December 31, 2022, the Company incurred and paid $30,000 in administrative service fees.

Note 4 — Subscription Agreement Liability

Effective December 12, 2023, the Company and the Sponsor, entered into a subscription agreement (the “Subscription Agreement”) with Polar Multi-Strategy Master Fund (“Polar”), an unaffiliated third party of the Company, pursuant to which Polar agreed to make certain capital contributions (the “Investor Capital Contribution”) from time to time, at the request of the Sponsor, subject to the terms and conditions of the Subscription Agreement, to the Sponsor to meet the Sponsor’s commitment to fund the Company’s working capital needs and extension payments. In exchange for the commitment of Polar to provide the Investor Capital Contribution, (i) the Sponsor will transfer shares of common stock, par value $0.0001 per share, to Polar at the closing of its initial business combination, as further described below; and (ii) the Company and the Sponsor have agreed jointly and severally to return the Investor Capital Contribution to the Investor at the closing of an initial business combination. The maximum aggregate Investor Capital Contribution is $440,000, with an initial Investor Capital Contribution of $110,000 available for drawdown within five (5) business days of the Subscription Agreement and the remaining amount to be available for drawdown in three equal tranches of $110,000 during January, February and March 2024. The initial Investor Capital Contribution of $110,000 has been funded to the Sponsor, on January 16, 2024, the second Investor Capital Contribution of $110,000 was funded to the Sponsor, and on February 13, 2024, the third Investor Capital Contribution of $110,000 was funded to the Sponsor. In exchange for the foregoing commitment of Polar to make the Investor Capital Contributions to the Sponsor, the Company agrees to, or cause the surviving entity following the closing of the Company’s initial business combination to, issue 880,000 shares of Company common stock currently held by the Sponsor in consideration for the amount that has been funded by Polar as of or prior to the closing of an initial business combination (the “Subscription Shares”). The Company or the surviving entity of the business combination shall promptly file a registration statement for resale to register the Subscription Shares after the closing of an initial business combination, but no later than 45 calendar days after the closing of business combination, and cause the registration statement to be declared effective by 150 calendar days after the closing of an initial business combination. The Subscription Shares shall be free from the lockup provisions currently applicable to these shares (for a period of 180 days following the closing of the business combination), provided that the stockholders of the Company shall have approved a proposal to such effect at the stockholders meeting held to approve the initial business combination.

In the event that Sponsor or the Company defaults in its obligations under the terms of the Subscription Agreement and in the event that such default continues for a period of five (5) business days following written notice to the Sponsor and Company (the “Default Date”), the Company (or the surviving entity following the De-SPAC Closing) shall immediately issue to Investor 220,000 shares of Company’s Common Stock (the “Default Shares” and together with the Subscription Shares, the “Investor Shares”) on the Default Date and shall issue an additional 220,000 Default Shares on each monthly anniversary of the Default Date thereafter, until the default is cured.

If the Company liquidates without consummating an initial business combination, neither the Company nor the Sponsor shall have any further obligation under the Subscription Agreement other than distributing to the Investor any available cash balances in their operating accounts up to the amount of the Investor Capital Contribution (subject to applicable law) excluding any funds held in the Trust Account.

The Company accounts for the subscription agreement liability as a bundled transaction with allocation of individual items based on their relative fair values. The fair value of shares issuable under the Subscription Agreement is considered cost of borrowing of the funds lent by the Sponsor upon receipt of the Contributions from the Investor and the net amount is recorded as subscription agreement liability in the Company’s balance sheet. The Company recognized $108,634 of cost of borrowing attributable to the draw under the Subscription

Agreement in December 2023. Such cost of borrowing is amortized over the term of the Subscription Agreement and is included in the Company’s statement of operations as interest expense. For the three months ended December 31, 2023, the Company recorded $5,384 of interest expense attributable to the previously recognized cost of borrowing. The net amount of subscription liability is presented as a separate line item in the Company’s balance sheet as of December 31, 2023.

Note 5 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares issued and outstanding on the date of the IPO, as well as the holders of the representative shares, Private Shares and any shares the Sponsor may receive in payment of the Extension Note, will be entitled to registration rights pursuant to an agreement signed on the effective date of the IPO. The holders of a majority of these securities (other than the holders of the representative shares) are entitled to make up to two demands that the Company registers such securities.

The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Shares and shares issued to the Sponsor in payment of the Extension Note can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of 1.0% of the gross proceeds of the IPO, or $1,500,000 (and are entitled to an additional $225,000 of deferred underwriting commission payable at the time of an initial Business Combination if the underwriters’ over-allotment is exercised in full). On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in the $225,000 deferred underwriting commission to be not payable to the underwriter.

Financial Advisory Fee

The Company has engaged Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), an affiliate of a member of the Sponsor, to provide consulting and advisory services in connection with the IPO, for which it received an advisory fee equal to one (1.0) percent of the aggregate proceeds of the IPO, or $1,500,000, upon closing of the IPO. Affiliates of CCM have and manage investment vehicles with a passive investment in the Sponsor. On August 18, 2021, the Company paid to CCM an aggregate of $1,500,000. The Company engaged CCM as a capital markets advisor in connection with the initial Business Combination for which it will earn an advisory fee of $3,000,000 payable only upon closing of the Business Combination. The Company also engaged CCM as a financial advisor in connection with the initial Business Combination for which it will earn an advisory fee of $8,750,000 payable only upon closing of the Business Combination.

The Company has engaged D.A. Davidson & Co. as a financial advisor and investment banker in connection with the initial Business Combination for which it will earn an advisory fee of $600,000, payable only upon closing of the Business Combination.

The Company has engaged Craig Hallum Capital Group LLC as a financial advisor in connection with the initial Business Combination for which it will earn an advisory fee of $500,000, payable only upon closing of the Business Combination.

The Company had engaged ICR LLC (“ICR”) to provide investor relations services in connection with the initial Business Combination for which ICR was entitled to a monthly fee of $10,400 for the period from November 2021 through December 2022 when the contract with ICR was terminated. A total of $145,600 is recorded by the Company and is due and payable to ICR upon either the termination of or the closing of the initial Business Combination. Under the contract, an additional $145,600 would be due and payable to ICR only upon the closing of the initial Business Combination.

The Company has engaged Bishop IR (“Bishop”) as an investor relations advisor in connection with the initial Business Combination for the period from June 21, 2023 through June 20, 2024 with a monthly fee of $8,000, which will increase to $12,000 upon the closing of the initial Business Combination. Either party can terminate the contract at any time upon thirty days prior notice to the other party. Upon completion of initial Business Combination, Bishop would be entitled to a success fee of $100,000 payable only upon closing of the initial Business Combination.

Business Combination Marketing Agreement

The Company engaged Northland Securities, Inc., the representative of the underwriters, as an advisor in connection with Business Combination to assist in holding meetings with the Company’s stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the initial Business Combination and assist the Company with press releases and public filings in connection with the Business Combination. The Company will pay the representative a cash fee for such services only upon the consummation of the initial Business Combination in an amount equal to 2.25% of the gross proceeds of the IPO, or $3,375,000. The Company will also pay the representative a separate capital market advisory fee of $2,500,000 only upon the completion of the initial Business Combination. Additionally, the Company will pay the representative a cash fee equal to 1.0% of the total consideration payable in the proposed Business Combination if the representative introduces the Company to the target business with which the Company completes a Business Combination. On February 8, 2021, Northland purchased 87,500 shares of common stock at an average purchase price of approximately $0.0001 per share. On May 29, 2021, Northland returned these 87,500 shares of common stock to the Company, for no consideration, which were subsequently cancelled.

We also will pay to the representative only upon the closing of the initial Business Combination, $1,030,000 due under two separate engagement letters in connection with fairness opinions delivered to our Board of Directors. An aggregate of $120,000 has already been paid under these engagement letters and expensed in the Company’s statement of operations for the fiscal year ended September 30, 2022.

Non-Redemption Agreements

On January 20, 2023, the Company and its Sponsor entered into ten agreements (the “Non-Redemption Agreements” ) with one or more third parties in exchange for them agreeing not to redeem shares of the Company’s common stock sold in its IPO in connection with the upcoming Annual Meeting at which a proposal to approve an extension of time for the Company to consummate an initial business combination from February 17, 2023 to August 17, 2023 had also been submitted to the stockholders. The Non-Redemption Agreements provide for the allocation of up to 75,000 Founder Shares held by the Sponsor in exchange for such investor and/or investors agreeing to hold and not redeem certain public shares at the Meeting. Certain of the parties to the Non-Redemption Agreements are also members of the Sponsor. The Company estimated the aggregate fair value of the 713,057 Founder Shares attributable to the non-redeeming stockholders to be $1,102,909 or on average $1.55 per share. The excess of the fair value of the Founder Shares was determined to be a contribution to the Company from the Sponsor in accordance with Staff Accounting Bulletin (“SAB”) Topic 5T and an offering cost in accordance with SAB Topic 5A. Accordingly, the offering cost was recorded against additional paid-in capital. Pursuant to the Non-Redemption Agreements, the Company agreed not to satisfy any of its excise tax obligations from the interest earned on the funds held in the Trust Account.

Right of First Refusal

If the Company determines to pursue any equity, equity-linked, debt or mezzanine financing relating to or in connection with an initial Business Combination, then Northland Securities, Inc. shall have the right, but not the obligation, to act as book running manager, placement agent and/or arranger, as the case may be, in any and all such financing or financings. This right of first refusal extends from the date of the IPO until the earlier of the consummation of an initial Business Combination or the liquidation of the Trust Account if the Company fails to consummate a Business Combination during the required time period.

Purchasing Agreement

On February 23, 2023, Armada, Rezolve and YA II PN, Ltd., a Cayman Islands exempted company (“YA”) entered into a Standby Equity Purchase Agreement (the “Purchase Agreement”), pursuant to which, among other things, upon the closing of the Business Combination, Rezolve shall have the right to issue and sell to YA up to $250 million of the ordinary shares of Rezolve during the 36 month period following the closing of the Business Combination. Rezolve will not be obligated to draw any amount under the Agreement, will control both the timing and amount of all drawdowns, and will issue stock to YA on each drawn down from the facility. Subject to closing of the Business Combination, Rezolve must file and maintain a registration statement, or multiple registration statements, for resale by YA of the shares. If the Business Combination Agreement is terminated, other than in connection with the consummation of the Business Combination, then the Purchase Agreement shall be terminated and of no further effect, without any liability of any party thereunder. Other than making appropriate disclosure of the Purchase Agreement under the Federal securities laws, the Company has no obligations under the Purchase Agreement.

On February 2, 2024, Armada, Rezolve, Rezolve AI and YA amended and restated the Purchase Agreement, (the “Amended and Restated Purchase Agreement”) to, among other things, incorporate a prepaid advance arrangement, whereby YA committed to provide Rezolve with a prepaid advance in an original principal amount of $2,500,000 (the “Prepaid Advance”). Upon execution of the Amended and Restated Purchase Agreement, $2,000,000 of the Prepaid Advance was funded to Rezolve.

Note 6 — Stockholders’ Deficit

Preferred stock

The Company is authorized to issue 1,000,000 shares of preferred stock with apar value of $0.0001 and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2023 and September 30, 2023, there were no shares of preferred stock issued or outstanding.

Common stock

The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.0001 per share. At December 31, 2023 and September 30, 2023, there were 5,709,500 shares of common stock issued and outstanding, excluding 2,363,349 and 2,363,349 shares subject to redemption, respectively. On February 3, 2021, affiliates of the Sponsor paid $25,000, or approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 Founder Shares. On February 8, 2021, EarlyBirdCapital, Inc. and Northland purchased 162,500 and 87,500 representative shares, respectively, at an average purchase price of approximately $0.0001 per share, or an aggregate purchase price of $25.00.

On May 29, 2021, Northland returned 87,500 shares of common stock to the Company, for no consideration, which were subsequently cancelled and on June 16, 2021, the Sponsor purchased an additional 700,000 shares of common stock at a purchase price of $0.006 per share, resulting in the Sponsor holding an aggregate of 5,012,500 shares of common stock. On June 16, 2021, the Sponsor transferred 50,000 shares to its Chief

Executive Officer and to its President and 35,000 shares to each of its three outside directors. The Founder Shares included an aggregate of up to 1,125,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part. On October 1, 2021 the underwriter’s over-allotment option expired unused resulting in 1,125,000 founder shares forfeited to the Company for no consideration.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with any vote held to approve the initial Business Combination, the Sponsor, as well as all of the Company’s officers and directors, have agreed to vote their respective shares of common stock owned by them immediately prior to the IPO and any shares purchased in the IPO or following the IPO in the open market in favor of the proposed Business Combination.

Warrants

Each whole warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed herein. The warrants will become exercisable 30 days after the completion of the Company’s initial Business Combination. However, no warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within 90 days following the consummation of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the trading day prior to the date of exercise. The warrants will expire on the fifth anniversary of the completion of an initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant, in whole and not in part:

•	at any time after the warrants become exercisable,

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder

•

if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations) for any 20 trading days within a 30-trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

If the Company calls the warrants for redemption as described above, the Company’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value”

(defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor, initial stockholders or their affiliates, without taking into account any founders’ shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which the Company issues the additional shares of common stock or equity-linked securities.

Note 7— Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in these financial statements.

On January 16, 2024, the Company borrowed an additional $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to February 17, 2024. The funds made available by the Sponsor to the Company under the Extension Note were attributable to a draw down under the Subscription Agreement with Polar described in Note 4 above.

On January 16, 2024, the Company borrowed $39,100 from the Sponsor to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. This promissory note was funded by the Sponsor pursuant to a draw down under the Subscription Agreement with Polar (as described in Note 4 above).

On February 2, 2024, Armada, Rezolve, Rezolve AI and YA amended and restated the Purchase Agreement, (the “Amended and Restated Purchase Agreement”) to, among other things, incorporate a prepaid advance arrangement, whereby YA committed to provide Rezolve with a prepaid advance in an original principal amount of $2,500,000 (the “Prepaid Advance”). Upon execution of the Amended and Restated Purchase Agreement, $2,000,000 of the Prepaid Advance was funded to Rezolve.

On February 15, 2024 the Company held a special meeting of its stockholders to approve an amendment to its Charter (the “Charter Amendment”) to extend the date (the “Termination Date”) by which the Company has to consummate a Business Combination from February 17, 2024 (the “Termination Date”) to March 17, 2024 (the “Charter Extension Date”) and to allow the Company, without another stockholder vote, to elect to extend the Termination Date on a monthly basis up to five times by an additional one month each time after the Charter Extension Date, by resolution of the Company’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until August 17, 2024, or a total of up to six months after the Termination Date, unless the closing of a Business Combination shall have occurred prior thereto (the “Third Extension Amendment Proposal”). The stockholders of the Company approved the Third Extension Amendment Proposal at the special meeting and on February 15, 2024 the Company filed the Charter Amendment with the Delaware Secretary of State.

In connection with the vote to approve the Charter Amendment, the holders of 945,662 shares of Common Stock of the Company exercised their right to redeem their shares for cash at a redemption price of approximately $10.98 per share, for an aggregate redemption amount of $10,384,496.

In connection with the approval of the Third Extension Amendment Proposal, the Company issued an unsecured promissory note in the principal amount of up to $297,714 (the “Second Extension Note”) to the Sponsor. The Second Extension Note does not bear interest and matures upon closing of the Business Combination. In the event that the Company does not consummate a Business Combination, the Second Extension Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The proceeds of the Second Extension Note will be deposited in the Trust Account in connection with the Charter Amendment as follows: $49,619 to be deposited into the Trust Account within three business days following February 17, 2024, and up to $248,095 in five equal installments to be deposited into the Trust Account for each of the five one-month extensions.

On February 16, 2024, the Company borrowed $49,619 under the Second Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to March 17, 2024. The funds made available by the Sponsor to the Company under the Extension Note were attributable to a draw down under the Subscription Agreement with Polar described in Note 4 above.

On February 16, 2024, the Company borrowed $60,381 from the Sponsor to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. This promissory note was funded by the Sponsor pursuant to a draw down under the Subscription Agreement with Polar described in Note 4 above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Armada Acquisition Corp. I

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Armada Acquisition Corp. I (the “Company”) as of September 30, 2023 and 2022, the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for each of the two years in the period ended September 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, has incurred significant costs and needs to raise additional funds to meet its obligations and sustain its operations. Additionally, the Company’s business plan is dependent on the completion of a business combination. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2021.

East Hanover, NJ

December 4, 2023

ARMADA ACQUISITION CORP. I

BALANCE SHEETS

	September 30, 2023	September 30, 2022
Assets
Cash	$60,284	$177,578
Prepaid expenses	33,605	61,942

Total current assets	93,889	239,520
Investments held in Trust Account	25,324,028	150,844,925

Total Assets	$25,417,917	$151,084,445

Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ Deficit
Current liabilities:
Accounts payable	$4,708,050	$3,137,535
Franchise tax payable	12,100	150,000
Income tax payable	10,783	145,621
Promissory Notes-Related Party	2,564,439	251,754
Excise tax payable	1,291,751	—

Total current liabilities	8,587,123	3,684,910
Commitments and Contingencies (Note 4)
Common stock subject to possible redemption, 2,363,349 and 15,000,000 shares at redemption value of approximately $10.71 and $10.04 per share at September 30, 2023 and 2022, respectively	25,316,806	150,548,862
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized, 5,709,500 shares issued and outstanding (excluding 2,363,349 and 15,000,000 shares subject to possible redemption) at September 30, 2023 and 2022, respectively	570	570
Additional paid-in capital	—	941,796
Accumulated deficit	(8,486,582)	(4,091,693)

Total Stockholders’ Deficit	(8,486,012)	(3,149,327)

Total Liabilities, Common Stock Subject to Possible Redemption and Stockholders’ Deficit	$25,417,917	$151,084,445

The accompanying notes are an integral part of these financial statements.

ARMADA ACQUISITION CORP. I

STATEMENTS OF OPERATIONS

	For the Year Ended September 30,
	2023	2022
Formation and operating costs	$2,570,872	$4,391,263
Stock-based compensation	218,254	111,852

Loss from operations	(2,789,126)	(4,503,115)
Other income
Trust interest income	3,084,260	1,025,942

Total other income	3,084,260	1,025,942
Income (loss) before income tax provision	295,134	(3,477,173)
Income tax provision	(615,284)	(145,621)

Net loss	$(320,150)	$(3,622,794)

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	7,259,013	15,000,000

Basic and diluted net loss per share	$(0.02)	$(0.17)

Basic and diluted weighted average shares outstanding, non-redeemable common stock	5,709,500	5,709,500

Basic and diluted net loss per share	$(0.02)	$(0.17)

The accompanying notes are an integral part of these financial statements.

ARMADA ACQUISITION CORP. I

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Additional	Accumulated	Total Stockholders’
	Shares	Amount	Paid-in Capital	Deficit	Equity (Deficit)
Balance as of September 30, 2021	6,834,500	$683	$1,378,693	$(468,899)	$910,477
Forfeiture of founder shares	(1,125,000)	(113)	113	—	—
Stock-based compensation	—	—	111,852	—	111,852
Subsequent remeasurement of common stock subject to possible redemption	—	—	(548,862)	—	(548,862)
Net loss	—	—	—	(3,622,794)	(3,622,794)

Balance as of September 30, 2022	5,709,500	$570	$941,796	$(4,091,693)	$(3,149,327)

Capital contribution made by Sponsor related to the stockholder non-redemption agreements	—	—	1,102,909	—	1,102,909
Cost of raising capital related to the stockholder non-redemption agreements	—	—	(1,102,909)	—	(1,102,909)
Excise tax on redemptions	—	—	(1,160,050)	(131,701)	(1,291,751)
Stock-based compensation	—	—	218,254	—	218,254
Subsequent remeasurement of common stock subject to possible redemption	—	—	—	(3,943,038)	(3,943,038)
Net loss	—	—	—	(320,150)	(320,150)

Balance as of September 30, 2023	5,709,500	$570	$—	$(8,486,582)	$(8,486,012)

The accompanying notes are an integral part of these financial statements.

ARMADA ACQUISITION CORP. I

STATEMENTS OF CASH FLOWS

	For the Year Ended September 30,
	2023	2022
Cash Flows from Operating Activities:
Net loss	$(320,150)	$(3,622,794)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on cash and marketable securities held in Trust Account	(3,084,260)	(1,025,942)
Stock-based compensation	218,254	111,852
Changes in current assets and liabilities:
Prepaid expenses	28,337	398,920
Accounts payable	1,570,515	2,954,179
Franchise tax payable	(137,900)	124,329
Income tax payable	(134,838)	145,621

Net cash used in operating activities	(1,860,042)	(913,835)

Cash Flows from Investing Activities:
Withdrawals from Trust Account for redemptions of common stock	129,175,094	—
Withdrawals from Trust Account to pay for taxes	1,071,864	182,069
Extension deposits in Trust Account	(1,641,801)	—

Net cash provided by investing activities	128,605,157	182,069

Cash Flows from Financing Activities:
Proceeds from issuance of Promissory Notes to Related Party	2,316,985	483,034
Repayment of Promissory Notes to Related Party	(4,300)	(231,280)
Redemptions of common stock	(129,175,094)	—

Net cash provided by (used in) financing activities	(126,862,409)	251,754

Net change in cash	(117,294)	(480,012)
Cash, beginning of the period	177,578	657,590

Cash, end of the period	$60,284	$177,578

Supplemental disclosure of noncash investing and financing activities
Remeasurement of common stock subject to possible redemption	$3,943,038	$548,862

Excise tax on redemptions	$1,291,751	$—

The accompanying notes are an integral part of these financial statements.

ARMADA ACQUISITION CORP. I

NOTES TO FINANCIAL STATEMENTS

Note–1 - Organization, Business Operations and Going Concern

Armada Acquisition Corp. I (the “Company”) is a blank check company incorporated as a Delaware corporation on November 5, 2020. The Company was incorporated for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses (the “Business Combination”). As more fully described in this Note 1, on December 17, 2021 the Company entered into a business combination agreement with a target business which was amended and restated on June 16, 2023. The Company concentrated its efforts in identifying businesses in the financial services industry with particular emphasis on businesses that are providing or changing technology for traditional financial services.

As of September 30, 2023, the Company had not commenced any operations. All activity for the period from November 5, 2020 (inception) through September 30, 2023, relates to the Company’s formation and the initial public offering (the “IPO”) described below, and since the closing of the IPO, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO.

The Company’s sponsor is Armada Sponsor LLC (the “Sponsor”).

The registration statement for the Company’s IPO was declared effective on August 12, 2021 (the “Effective Date”). On August 17, 2021, the Company commenced the IPO of 15,000,000 units at $10.00 per unit (the “Units”).

Simultaneously with the consummation of the IPO, the Company consummated the private placement of 459,500 shares of common stock (“Private Shares”) at a price of $10.00 per share for an aggregate purchase price of $4,595,000.

Transaction costs amounted to $3,537,515, consisting of $1,500,000 of underwriting commissions, and $2,037,515 of other offering costs.

Following the closing of the IPO, a total of $150,000,000 ($10.00 per Unit) was held in the Trust Account (“Trust Account”). The funds held in the Trust Account are required to be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, on August 10, 2023 we instructed the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in an interest bearing demand deposit account until the earlier of the consummation of a Business Combination or our liquidation. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay tax obligations and up to $100,000 to pay dissolution expenses, the proceeds from the IPO and the sale of the Private Shares will not be released from the Trust Account until the earlier of the completion of a Business Combination or the Company’s redemption of 100% of the outstanding public shares if it has not completed a Business Combination in the required time period. The proceeds held in the Trust Account may be used as consideration to pay the sellers of a target business with which the Company completes a Business Combination. Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business. The Trust Account has released $130,246,958 and $182,069 as of September 30, 2023 and 2022, respectively, to the Company to pay its income and franchise tax obligations and in connection with redemptions.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of Private Shares, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination.

The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding deferred underwriting commissions and taxes payable) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to complete a Business Combination successfully.

In connection with any proposed Business Combination, the Company will either (1) seek stockholders approval of the initial Business Combination at a meeting called for such purpose at which stockholders may seek to redeem their shares, regardless of whether they vote for or against the proposed Business Combination or do not vote at all, into their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable), or (2) provide its stockholders with the opportunity to sell their shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount equal to their pro rata share of the aggregate amount then on deposit in the Trust Account (net of taxes payable and less up to $100,000 of interest to pay dissolution expenses), in each case subject to the limitations described herein. The decision as to whether the Company will seek stockholders approval of a proposed Business Combination or will allow stockholders to sell their shares to the Company in a tender offer will be made by the Company, solely in its discretion.

The shares of common stock subject to redemption are recorded at a redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination (unless the proposal amending the Company charter to remove the net tangible assets requirement in connection with the Business Combination is approved and implemented at the special meeting approving the Business Combination) and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

The Company had until February 17, 2023 (or 18 months following the IPO) to consummate a Business Combination (the “Combination Period”). As further described in Note 1, on February 2, 2023, the stockholders approved an amendment to our certificate of incorporation to extend the Combination Period until August 17, 2023, and on August 2, 2023, the stockholders approved a further amendment to our certificate of incorporation to extend the Combination Period for six monthly periods or until no later than February 17, 2024. On August 8, 2023, the Company deposited $70,900 into the Trust Account thereby extending the Combination Period until September 17, 2023, and on each of September 8, 2023, October 11, 2023 and November 9, 2023, the Company deposited $70,900 into the Trust Account thereby extending the Combination Period for three additional months or until December 17, 2023. However, if the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company but net of taxes payable (and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject (in the case of (ii) and (iii) above) to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor, officers and directors have agreed (i) to vote any shares owned by them in favor of any proposed Business Combination, (ii) not to redeem any shares in connection with a stockholder vote to approve a proposed initial Business Combination or sell any shares to the Company in a tender offer in connection with a proposed initial Business Combination, (iii) that the founders’ shares will not participate in any liquidating distributions from the Company’s Trust Account upon winding up if a Business Combination is not consummated.

The Sponsor has agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company. The agreement to be entered into by the Sponsor specifically provides for two exceptions to the indemnity it has given: it will have no liability (1) as to any claimed amounts owed to a target business or vendor or other entity, which has executed an agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, or (2) as to any claims for indemnification by the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, the Company has not asked its Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company believes it is unlikely that the Sponsor will be able to satisfy its indemnification obligations if it is required to do so.

On December 17, 2021, the Company entered into a business combination agreement as amended on November 10, 2022, June 16, 2023, and August 4, 2023 with Rezolve Limited, a private limited company incorporated under the laws of England and Wales (“Rezolve”), Rezolve Group Limited, a Cayman Islands exempted company (“Cayman NewCo”), and Rezolve Merger Sub, Inc., (“Rezolve Merger Sub”) (such business combination agreement, the “Business Combination Agreement,” and such business combination, the “Business Combination”).

On November 10, 2022, the Company and Rezolve entered into a First Amendment to the Business Combination Agreement (the “Amendment,” and together with the Original Business Combination Agreement, the “Business Combination Agreement” and the business combination contemplated thereby, the “Business Combination”), to among other things, extend the date on which either party to the Business Combination Agreement had the right to terminate the Business Combination Agreement if the Business Combination had not been completed by such date to the later of (i) January 31, 2023 or (ii) fifteen days prior to the last date on which the Company may consummate a Business Combination, and change the structure of the Business Combination such that Cayman NewCo is no longer a party to the Business Combination Agreement or the Business Combination.

On February 2, 2023, the Company held its Annual Meeting. At the Annual Meeting, the Company’s stockholders approved an amendment to the Company’s Charter to extend the date by which the Company must consummate a Business Combination or, if it fails to do so, cease its operations and redeem or repurchase 100% of the shares of the Company’s common stock issued in the Company’s IPO, from February 17, 2023 for up to six additional months at the election of the Company, ultimately until as late as August 17, 2023 (the “Extension”). In connection with the Extension, the holders of 11,491,148 shares of Common Stock elected to redeem their shares at a per share redemption price of approximately $10.19. As a result, $117,079,879 was removed from the Company’s Trust Account to pay such holders.

On June 16, 2023, the Company, Rezolve, Rezolve AI Limited, a private limited liability company incorporated under the laws of England and Wales (“Rezolve AI”) and Rezolve Merger Sub amended and restated the Business Combination Agreement (the “Amended and Restated Business Combination Agreement”) by way of a Deed of Release, Amendment and Restatement to, among other things, amend (a) the enterprise value of Rezolve by which the aggregate stock consideration is calculated to $1.60 billion, and (b) provide for (i) a pre-Closing demerger (the “Pre-Closing Demerger”) of Rezolve pursuant to UK legislation under which (x) part of Rezolve’s business and assets (being all of its business and assets except for certain shares in Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve

Information Technology (Shanghai) Co Ltd Beijing Branch and certain other excluded assets) are to be transferred to Rezolve AI in exchange for the issue by Rezolve AI of shares of the same classes of capital stock as in Rezolve for distribution among the original shareholders of Rezolve in proportion to their holdings of shares of each class of capital stock in Rezolve as at immediately prior to the Pre-Closing Demerger, (y) Rezolve AI will be assigned, assume and/or reissue the secured convertible notes currently issued by Rezolve pursuant to the Loan Agreements (as defined in the Amended and Restated Business Combination Agreement) and (z) Rezolve will then be wound up, and (ii) the merger of the Company with and into Rezolve Merger Sub, with the Company continuing as the surviving entity (the “Merger”) such that after completion of the Pre-Closing Demerger and Merger, the Company will become a wholly owned subsidiary of Rezolve AI.

Concurrently with the execution and delivery of the Amended and Restated Business Combination Agreement, the Company and the Key Company Shareholders (as defined in the Amended and Restated Business Combination Agreement) have entered into the Transaction Support Agreement, pursuant to which, among other things, the Key Company Shareholders have agreed to (a) vote in favor of the Company Reorganization (b) vote in favor of the Amended and Restated Business Combination Agreement and the agreements contemplated thereby and the transactions contemplated thereby, (c) enter into the Investor Rights Agreement (as defined in the Amended and Restated Business Combination Agreement) at Closing and (d) the termination of certain agreements effective as of Closing.

On August 2, 2023, the Company held a special meeting of its stockholders to approve an amendment to its Charter (the “Charter Amendment”) to extend the date (the “Termination Date”) by which Armada has to consummate a Business Combination from August 17, 2023 (the “Original Termination Date”) to September 17, 2023 (the “Charter Extension Date”) and to allow Armada, without another stockholder vote, to elect to extend the Termination Date to consummate a Business Combination on a monthly basis up to five times by an additional one month each time after the Charter Extension Date, by resolution of Armada’s board of directors, if requested by the Sponsor, and upon five days’ advance notice prior to the applicable Termination Date, until February 17, 2024, or a total of up to six months after the Original Termination Date, unless the closing of a Business Combination shall have occurred prior thereto (the “Second Extension Amendment Proposal”). The stockholders of Armada approved the Second Extension Amendment Proposal at the special meeting and on August 3, 2023, Armada filed the Charter Amendment with the Delaware Secretary of State.

In connection with the vote to approve the Charter Amendment, the holders of 1,145,503 public shares of Common Stock of Armada exercised their right to redeem their shares for cash at a redemption price of approximately $10.56 per share, for an aggregate redemption amount of approximately $12,095,215.

In connection with the approval of the Second Extension Amendment Proposal, the Company issued an unsecured promissory note in the principal amount of up to $425,402 (the “Extension Note”) to the Sponsor. The Extension Note does not bear interest and matures upon closing of the Business Combination. In the event that Armada does not consummate a Business Combination, the Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. The proceeds of the Extension Note will be deposited in the Trust Account in connection with the Charter Amendment as follows: $70,900 to be deposited into the Trust Account within five business days following approval of the Charter Amendment by the Company’s stockholders, and up to $354,502 in five equal installments to be deposited into the Trust Account for each of the five one-month extensions. On August 8, 2023, the Company borrowed $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to September 17, 2023, and on September 8, 2023, October 11, 2023 and November 9, 2023 the Company borrowed $70,900 under the Extension Note on each such date and deposited the funds into the Trust Account thereby extending the Combination Period for three additional months or until December 17, 2023.

On August 4, 2023, the Comapny, Rezolve, Rezolve AI, and Rezolve Merger Sub amended the Business Combination Agreement to remove the requirement that after giving effect to the transactions contemplated by the Business Combination Agreement, Rezolve shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the closing of the Business Combination.

Liquidity and Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.

As of September 30, 2023, the Company had approximately $60,000 of cash in its bank operating account and a working capital deficiency of approximately $8.5 million (excluding income tax payable and franchise tax payable).

Prior to the completion of the IPO, the Company’s liquidity needs have been satisfied through the $36,045 proceeds received from the sale of its founder shares to the Sponsor, the advances of $230,352 from the Sponsor to cover the Company’s offering costs in connection with the IPO, and the net proceeds from the consummation of the Private Placement not held in the Trust Account. The balance of the advances from Sponsor was fully repaid on August 17, 2021.

Following the completion of our IPO, the Sponsor has from time to time provided loans to the Company in order to assist the Company to fund its working capital needs and to provide funds to pay for the extensions of the Combination Period, all as more fully described in Note 3.

The aggregate balance outstanding under all promissory notes, including the Extension Note, was $2,564,439 and $251,754 as of September 30, 2023 and 2022, respectively.

In connection with the Company’s assessment of going concern considerations in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management determined that the liquidity condition and date for mandatory liquidation and dissolution raise substantial doubt about the Company’s ability to continue as a going concern through February 17, 2024, the scheduled liquidation date of the Company if it does not complete a Business Combination prior to such date. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties

Management is continuing to evaluate the impact of the COVID-19 pandemic on the industry, the geopolitical conditions resulting from the recent invasion of Ukraine by Russia and subsequent sanctions against Russia, Belarus and related individuals and entities, as well as the war between Israel and Hamas, and the possibility of these conflicts spreading in the surrounding region, the status of debt and equity markets, and protectionist legislation in our target markets. Management has concluded that while it is reasonably possible that any of the foregoing could have a negative effect on the Company’s financial position, results of its operations and/or that of Rezolve’s or any other target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs on or after January 1, 2023, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of the Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with the Business Combination (or otherwise issued not in connection with the Business Combination but issued within the same taxable year of the Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination. The Company has agreed that any such excise taxes shall not be paid from the interest earned on the funds held in the Trust Account.

As discussed above, during February 2023, holders of 11,491,148 shares of Common Stock elected to redeem their shares in connection with the Extension. As a result, $117,079,879 was removed from the Company’s Trust Account to pay such holders. During August 2023, holders of 1,145,503 shares of Common Stock elected to redeem their shares in connection with the Second Amendment Extension Proposal. As a result, $12,095,215 was removed from the Company’s Trust Account to pay such holders. Management has evaluated the requirements of the IR Act and the Company’s operations, and has determined that $1,291,751 is required to be recorded as a liability on the Company’s balance sheet as of September 30, 2023. This liability will be reevaluated and remeasured at the end of each quarterly period.

Note 2 - Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) and with the instructions to Form 10-K and Regulation S-X. In the opinion of management, all adjustments (consisting of normal recurring adjustments) have been made that are necessary to present fairly the financial position, and the results of its operations and its cash flows.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart the Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a

Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $60,284 and $177,578 in cash as of September 30, 2023 and 2022, respectively.

Investments Held in Trust Account

As of September 30, 2023 the assets held in the Trust Account were held in an interest bearing demand deposit account. To mitigate the risk that the Company may be deemed an investment company for purposes of the Investment Company Act, on August 10, 2023, the Company instructed the trustee of the Trust Account to liquidate the investments held in the Trust Account and thereafter to hold all funds in the Trust Account in an interest bearing demand deposit account until the earlier of consummation of a Business Combination or liquidation. Furthermore, such cash is held in bank accounts which exceed federally insured limits as guaranteed by the Federal Deposit Insurance Corporation.

As of September 30, 2022, the assets held in the Trust Account were held in U.S. Treasury Bills with a maturity of 185 days or less.

The Company classifies its U.S. Treasury bills as held-to-maturity in accordance with FASB ASC Topic 320 “Investments—Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates. Management had determined that there has not been an impairment of held-to-maturity securities as of September 30, 2022.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion are included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The fair value of certain of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheets.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Corporation limit of $250,000. At September 30, 2023 and 2022, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Offering Costs Associated with IPO

The Company complies with the requirements of ASC340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A— “Expenses of Offering”. Offering costs consist of legal, accounting, underwriting and other costs incurred through the balance sheet date that are related to the IPO. The Company incurred offering costs amounting to $3,537,515 as a result of the IPO consisting of a $1,500,000 underwriting commissions and $2,037,515 of other offering costs.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) are classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, common stock are classified as stockholders’ equity. The Company’s shares of common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, 15,000,000 shares of common stock as of September 30, 2022, and 2,363,349 shares of common stock as of September 30, 2023 subject to possible redemption are presented at redemption value as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheets.

The Company recognizes changes in redemption value immediately as they occur. Immediately upon the closing of the IPO, the Company recognized the remeasurement adjustment from initial carrying amount to redemption book value. The change in the carrying value of redeemable common stock resulted in charges against additional paid-in capital.

At September 30, 2023 and 2022, the common stock reflected in the balance sheets are reconciled in the following table:

Gross Proceeds	$150,000,000
Proceeds allocated to Public Warrants	(11,700,000)
Issuance costs related to common stock	(3,261,589)
Remeasurement of carrying value to redemption value	14,961,589
Subsequent remeasurement of carrying value to redemption value – Trust interest income (excluding the amount that can be withdrawn from Trust Account for taxes)	548,862

Common stock subject to possible redemption – September 30, 2022	150,548,862
Redemptions	(129,175,094)
Remeasurement of carrying value to redemption value	3,943,038

Common stock subject to possible redemption – September 30, 2023	$25,316,806

Net Loss Per Common Stock

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share”. Net loss per common stock is computed by dividing net loss by the weighted average number of common stock outstanding for the period. Remeasurement adjustments associated with the redeemable shares of common stock are excluded from earnings per share as the redemption value approximates fair value.

The calculation of diluted loss per share does not consider the effect of the warrants issued in connection with the IPO because the warrants are contingently exercisable, and the contingencies have not yet been met. The warrants are exercisable to purchase 7,500,000 shares of common stock in the aggregate. As of September 30, 2023 and 2022, the Company did not have any dilutive securities or other contracts that could, potentially, be exercised or converted into common stock and then share in the earnings of the Company. As a result, diluted net loss per common stock is the same as basic net loss per common stock for the periods presented.

Accretion of the carrying value of common stock subject to redemption value is excluded from net loss per common stock because the redemption value approximates fair value.

	For The Year Ended September 30,
	2023		2022
	Common stock subject to redemption	Common stock	Common stock subject to redemption	Common stock
Basic and diluted net loss per share
Numerator:
Allocation of net loss	$(179,201)	$(140,949)	$(2,624,009)	$(998,785)
Denominator
Weighted-average shares outstanding	7,259,013	5,709,500	15,000,000	5,709,500
Basic and diluted net loss per share	$(0.02)	$(0.02)	$(0.17)	$(0.17)

Stock-Based Compensation

The Company accounts for share-based payments in accordance with FASB ASC Topic 718, “Compensation—Stock Compensation,” (“ASC 718”) which requires that all equity awards be accounted for at their “fair value.” The Company measures and recognizes compensation expense for all share-based payments on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the statements of operations upon vesting, once the applicable performance conditions are met, with an offsetting increase to additional paid-in capital. Forfeitures are recognized as they occur.

On June 16, 2021, the Sponsor transferred 50,000 shares to each of its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. The aforementioned transfer is in the scope of ASC 718. Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The aggregate fair value of these shares was $509,552 at issuance. A total of 100,000 shares vested upon consummation of the Initial Public Offering. The remaining 105,000 shares vest in equal quarterly installments until the second anniversary of the consummation of the Company’s Initial Public Offering, or August 17, 2023. At September 30, 2023, all shares under the June 16, 2021 grant were vested.

On June 26, 2023, the Sponsor allocated 270,000 shares to its three independent directors (90,000 each) and 100,000 shares to an executive officer. The aforementioned transfer is in the scope of ASC 718. Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the transfer date. The aggregate fair value of these shares was $207,200 at the date of the transfer. A total of 190,000 shares vested upon the transfer date. The remaining 180,000 shares will vest as follows: 90,000 upon the 6 month anniversary of the transfer date; and 90,000 upon the one year anniversary of the transfer date; provided that all unvested shares would become vested upon consummation of initial business combination. The Company recognized $106,400 of stock-based compensation related to this grant for the year ended September 30, 2023.

The Company recognized $218,254 and $111,852 of stock-based compensation for the fiscal years ended September 30, 2023, and 2022, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740, requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Note 3 — Related Party Transactions

Founder Shares

On February 3, 2021, the Sponsor paid $25,000, approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 shares of common stock, par value $0.0001. On June 16, 2021, the Sponsor purchased an additional 700,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $4,070, and transferred 50,000 shares to its Chief Executive Officer and to its President and 35,000 shares to each of its three independent directors. On July 23, 2021, the Sponsor purchased an additional 1,200,000 shares of common stock at a purchase price of $0.006 per share, or an aggregate $6,975, resulting in the Sponsor holding an aggregate of 6,007,500 shares of common stock and the Chief Executive Officer, President and independent directors holding an aggregate of 205,000 shares of common stock (such shares, collectively, the “Founder Shares”). The Founder Shares included an aggregate of up to 1,125,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part. On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in 1,125,000 founder shares forfeited to the Company for no consideration.

The Sponsor, officers and directors have agreed not to transfer, assign or sell any Founder Shares held by them until the earliest of (A) 180 days after the completion of the initial Business Combination and (B) subsequent to the initial Business Combination, the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the public stockholders having the right to exchange their public shares for cash, securities or other property (except with respect to permitted transferees). Any permitted transferees would be subject to the same restrictions and other agreements of the Sponsor, officers, and directors with respect to any Founder Shares.

Additionally, upon consummation of the IPO, the Sponsor sold membership interests in the Sponsor to 10 anchor investors that purchased 9.9% of the units sold in the IPO. The Sponsor sold membership interests in the Sponsor entity reflecting an allocation of 131,250 Founder Shares to each anchor investor, or an aggregate of 1,312,500 Founder Shares to all 10 anchor investors, at a purchase price of approximately $0.006 per share. The Company estimated the aggregate fair value of these founder shares attributable to each anchor investor to be $424,491, or $3.23 per share. The Company has offset the excess of the fair value against the gross proceeds from these anchor investors as a reduction in its additional paid-in capital in accordance with Staff Accounting Bulletin Topic 5A.

Representative Common Stock

On February 8, 2021, EarlyBirdCapital, Inc. and Northland Securities, Inc. (“Northland”) purchased 162,500 and 87,500 shares of common stock (“representative shares”), respectively, at an average purchase price of approximately $0.0001 per share, or an aggregate purchase price of $25.00. On May 29, 2021, Northland returned 87,500 shares of common stock to the Company, for no consideration, which were subsequently cancelled.

The representative shares are identical to the public shares included in the Units being sold in the IPO, except that the representative shares are subject to certain transfer restrictions, as described in more detail below.

The holders of the representative shares have agreed not to transfer, assign or sell any such shares until 30 days after the completion of an initial Business Combination. In addition, the holders of the representative shares have agreed (i) to waive their redemption rights (or right to participate in any tender offer) with respect to such shares in connection with the completion of an initial Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete an initial Business Combination within 15 months (or 18 months if extended) from the closing of the IPO.

Promissory Notes-to Related Party

On May 9, 2022, the Sponsor loaned the Company the aggregate amount of $483,034 in order to assist the Company to fund its working capital needs. The loan is evidenced by two promissory notes in the aggregate principal amount of $483,034 from the Company, as maker, to the Sponsor, as payee. During July 2022, the Company fully repaid one of the promissory notes in the amount of $187,034, which represented monies loaned to the Company for the payment of Delaware franchise taxes. The Company utilized the interest earned on the Trust Account to repay the promissory note. The Company also paid $4,300 and $44,246 on behalf of the Sponsor for tax services in fiscal years 2023 and 2022, respectively. These amounts were applied against the balance owing to the Sponsor under the remaining promissory note. As of September 30, 2023 and 2022, the net amount outstanding under the promissory note was $247,454 and $251,754, respectively.

On November 10, 2022, the Sponsor loaned the Company $1,500,000 in order to cover the additional contribution to the Trust Account in connection with the Company’s exercise of the extension of the Combination Period until February 17, 2023, and $450,000 to fund its working capital needs. The promissory notes are non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time.

On July 28, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $125,245. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount of the promissory note was fully drawn and outstanding as of the date of this report.

On August 2, 2023, the Company entered into a promissory note to the Sponsor in the amount of up to $425,402. The Extension Note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. Upon consummation of a Business Combination, the Sponsor shall have the option, but not the obligation, to convert up to $425,402 of the total principal amount of this note, in whole or in part at the option of the Sponsor, into common stock of the Company at a price of $10.00 per share (the “Common Stock”). The Common Stock shall be identical to the private placement shares issued to the Sponsor at the time of the Company’s IPO. On August 8, 2023, the Company borrowed $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to September 17, 2023. On September 12, 2023, the Company borrowed an additional $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to October 17, 2023. As of September 30, 2023, $141,800 was drawn and outstanding under this note. Management has determined that the conversion feature described above should not be accounted for separately from its host instrument.

On August 8, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $20,840 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount of the promissory note was fully drawn and outstanding as of the date of this report.

On September 8, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $79,099 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount of the promissory note was fully drawn and outstanding as of the date of this report.

The aggregate balance outstanding under all promissory notes, including the Extension Note, was $2,564,439 and $251,754 as of September 30, 2023 and 2022, respectively.

Administrative Service Fee

Commencing on the date of the IPO, the Company will pay the Sponsor $10,000 per month for office space, utilities and secretarial support. Upon completion of the initial Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees. For the two fiscal years ended September 30, 2023 and 2022, the Company incurred and paid $120,000 in administrative service fees.

Note 4 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares issued and outstanding on the date of the IPO, as well as the holders of the representative shares, Private Shares and any shares the Sponsor may receive in payment of the Extension Note, will be entitled to registration rights pursuant to an agreement signed on the effective date of the IPO. The holders of a majority of these securities (other than the holders of the representative shares) are entitled to make up to two demands that the Company registers such securities.

The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Shares and shares issued to the Sponsor in payment of the Extension Note can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of 1.0% of the gross proceeds of the IPO, or $1,500,000 (and are entitled to an additional $225,000 of deferred underwriting commission payable at the time of an initial Business Combination if the underwriters’ over-allotment is exercised in full). On October 1, 2021 the underwriters’ over-allotment option expired unused resulting in the $225,000 deferred underwriting commission to be not payable to the underwriter.

Financial Advisory Fee

The Company has engaged Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”), an affiliate of a member of the Sponsor, to provide consulting and advisory services in connection with the IPO, for which it received an advisory fee equal to one (1.0) percent of the aggregate proceeds of the IPO, or $1,500,000, upon closing of the IPO. Affiliates of CCM have and manage investment vehicles with a passive investment in the Sponsor. On August 18, 2021, the Company paid to CCM in aggregate of $1,500,000. The Company engaged CCM as a capital markets advisor in connection with the initial Business Combination for which it will earn an advisory fee of $3,000,000 payable only upon closing of the Business Combination. The Company also engaged CCM as a financial advisor in connection with the initial Business Combination for which it will earn an advisory fee of $8,750,000 payable only upon closing of the Business Combination.

The Company has engaged D.A. Davidson & Co. as a financial advisor and investment banker in connection with the initial Business Combination for which it will earn an advisory fee of $600,000, payable only upon closing of the Business Combination.

The Company has engaged Craig Hallum Capital Group LLC as a financial advisor in connection with the initial Business Combination for which it will earn an advisory fee of $500,000, payable only upon closing of the Business Combination.

The Company had engaged ICR LLC (“ICR”) to provide investor relations services in connection with the initial Business Combination for which ICR was entitled to a monthly fee of $10,400 for the period from November 2021 through December 2022 when the contract with ICR was terminated. A total of $145,600 is recorded by the Company and is due and payable to ICR upon either the termination of or the closing of the initial Business Combination. Under the contract, an additional $145,600 would be due and payable to ICR only upon the closing of the initial Business Combination.

The Company has engaged Bishop IR (“Bishop”) as an investor relations advisor in connection with the initial Business Combination for the period from June 21, 2023 through June 20, 2024 with a monthly fee of $8,000 which will increase to $12,000 upon the closing of the initial Business Combination. Either party can terminate the contract at any time upon thirty days prior notice to the other party. Upon completion of initial Business Combination, Bishop would be entitled to a success fee of $100,000 payable only upon closing of the initial Business Combination.

Business Combination Marketing Agreement

The Company engaged Northland Securities, Inc., the representative of the underwriters, as an advisor in connection with Business Combination to assist in holding meetings with the Company’s stockholders to discuss the potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the initial Business Combination and assist the Company with press releases and public filings in connection with the Business Combination. The Company will pay the representative a cash fee for such services only upon the consummation of the initial Business Combination in an amount equal to 2.25% of the gross proceeds of the IPO, or $3,375,000. The Company will also pay the representative a separate capital market advisory fee of $2,500,000 only upon the completion of the initial Business Combination. Additionally, the Company will pay the representative a cash fee equal to 1.0% of the total consideration payable in the proposed Business Combination if the representative introduces the Company to the target business with which the Company completes a Business Combination. On February 8, 2021, Northland purchased 87,500 shares of common stock at an average purchase price of approximately $0.0001 per share. On May 29, 2021, Northland returned these 87,500 shares of common stock to the Company, for no consideration, which were subsequently cancelled.

We also will pay to the representative only upon the closing of the initial Business Combination, $1,030,000 due under two separate engagement letters in connection with fairness opinions delivered to our Board of Directors. An aggregate of $120,000 has already been paid under these engagement letters and expensed in the Company’s statement of operations for the fiscal year ended September 30, 2022.

Non-Redemption Agreements

On January 20, 2023, the Company and its Sponsor entered into ten agreements (the “Non-Redemption Agreements” ) with one or more third parties in exchange for them agreeing not to redeem shares of the Company’s common stock sold in its IPO in connection with the upcoming Annual Meeting at which a proposal to approve an extension of time for the Company to consummate an initial business combination from February 17, 2023 to August 17, 2023 had also been submitted to the stockholders. The Non-Redemption Agreements provide for the allocation of up to 75,000 Founder Shares held by the Sponsor in exchange for such investor and/or investors agreeing to hold and not redeem certain public shares at the Meeting. Certain of the parties to the Non-Redemption Agreements are also members of the Sponsor. The Company estimated the aggregate fair value of the 713,057 Founder Shares attributable to the non-redeeming stockholders to be $1,102,909 or on average $1.55 per share. The excess of the fair value of the Founder Shares was determined to be a contribution to the Company from the Sponsor in accordance with Staff Accounting Bulletin (“SAB”) Topic 5T and an offering cost in accordance with SAB Topic 5A. Accordingly, the offering cost was recorded against additional paid-in capital. Pursuant to the Non-Redemption Agreements, the Company agreed not to satisfy any of its excise tax obligations from the interest earned on the funds held in the Trust Account.

Right of First Refusal

If the Company determines to pursue any equity, equity-linked, debt or mezzanine financing relating to or in connection with an initial Business Combination, then Northland Securities, Inc. shall have the right, but not the obligation, to act as book running manager, placement agent and/or arranger, as the case may be, in any and all such financing or financings. This right of first refusal extends from the date of the IPO until the earlier of the consummation of an initial Business Combination or the liquidation of the Trust Account if the Company fails to consummate a Business Combination during the required time period.

Purchasing Agreement

On February 23, 2023, Armada, Rezolve and YA II PN, Ltd., a Cayman Islands exempted limited partnership (“YA”) entered into a Standby Equity Purchase Agreement (the “Purchase Agreement”), pursuant to which, among other things, upon the closing of the Business Combination, Rezolve shall have the right to issue and sell to YA up to $250 million of the ordinary shares of Rezolve during the 36 month period following the closing of the Business Combination. Rezolve will not be obligated to draw any amount under the Agreement, will control both the timing and amount of all drawdowns, and will issue stock to YA on each drawn down from the facility. Subject to closing of the Business Combination, Rezolve must file and maintain a registration statement, or multiple registration statements, for resale by YA of the shares. If the Business Combination Agreement is terminated, other than in connection with the consummation of the Business Combination, then the Purchase Agreement shall be terminated and of no further effect, without any liability of any party thereunder. Other than making appropriate disclosure of the Purchase Agreement under the Federal securities laws, the Company has no obligations under the Purchase Agreement.

Note 5 — Recurring Fair Value Measurements

Funds in the Company’s Trust Account were held in an interest bearing demand deposit account of September 30, 2023 and measured as Level 1 in the hierarchy of fair value measurements with carrying value approximating fair value.

	Carrying Value as of September 30, 2023	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value as of September 30, 2023
Interest bearing demand deposit account	$25,324,028	$—	$—	$25,324,028

Funds in the Company’s Trust Account were invested in U.S. Treasury securities as of September 30, 2022, and classified as held-to-maturity and Level 1 in the hierarchy of fair value measurements as follows:

	Carrying Value as of September 30, 2022	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value as of September 30, 2022
Cash	$320	$—	$—	$320
U.S. Treasury Bills	150,844,605	19,242	—	150,863,847

	$150,844,925	$19,242	$—	$150,864,167

There were no transfers between Levels 1, 2 or 3 during the years ended September 30, 2023 and 2022.

Note 6 — Stockholders’ Equity

Preferred stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 and with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2023 and 2022, there were no shares of preferred stock issued or outstanding.

Common stock

The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.0001 per share. At September 30, 2023 and 2022, there were 5,709,500 shares of common stock issued and outstanding, excluding 2,363,349 and 15,000,000 shares subject to redemption, respectively. On February 3, 2021, affiliates of the Sponsor paid $25,000, or approximately $0.006 per share, to cover certain offering costs in consideration for 4,312,500 Founder Shares. On February 8, 2021, EarlyBirdCapital, Inc. and Northland purchased 162,500 and 87,500 representative shares, respectively, at an average purchase price of approximately $0.0001 per share, or an aggregate purchase price of $25.00.

On May 29, 2021, Northland returned 87,500 shares of common stock to the Company, for no consideration, which were subsequently cancelled and on June 16, 2021, the Sponsor purchased an additional 700,000 shares of common stock at a purchase price of $0.006 per share, resulting in the Sponsor holding an aggregate of 5,012,500 shares of common stock. On June 16, 2021, the Sponsor transferred 50,000 shares to its Chief Executive Officer and to its President and 35,000 shares to each of its three outside directors. The Founder Shares included an aggregate of up to 1,125,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment option was not exercised in full or in part. On October 1, 2021 the underwriter’s over-allotment option expired unused resulting in 1,125,000 founder shares forfeited to the Company for no consideration.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with any vote held to approve the initial Business Combination, the Sponsor, as well as all of the Company’s officers and directors, have agreed to vote their respective shares of common stock owned by them immediately prior to the IPO and any shares purchased in the IPO or following the IPO in the open market in favor of the proposed Business Combination.

Warrants

Each whole warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed herein. The warrants will become exercisable 30 days after the completion of the Company’s initial Business Combination. However, no warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within 90 days following the consummation of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. In the event of such cashless exercise, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the trading day prior to the date of exercise. The warrants will expire on the fifth anniversary of the completion of an initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company may call the warrants for redemption, in whole and not in part, at a price of $0.01 per warrant, in whole and not in part:

•	at any time after the warrants become exercisable,

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder

•

if, and only if, the reported last sale price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations) for any 20 trading days within a 30-trading day period commencing at any time after the warrants become exercisable and ending on the third business day prior to the notice of redemption to warrant holders; and

•	if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

If the Company calls the warrants for redemption as described above, the Company’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the shares of common stock for the 5 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Sponsor, initial stockholders or their affiliates, without taking into account any founders’ shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which the Company issues the additional shares of common stock or equity-linked securities.

Note 7 — Income Tax

The Company’s net deferred tax assets are as follows:

	September 30,
	2023	2022
Deferred tax asset
Organizational costs/Startup expenses	$504,667	$351,592
Stock-based compensation	129,350	83,517
Total deferred tax asset	634,017	435,209
Valuation allowance	(634,017)	(435,209)
Deferred tax asset, net of allowance	$—	$—

The income tax provision consists of the following:

	September 30,
	2023	2022
Federal
Current	$615,284	$145,621
Deferred	(198,808)	(336,741)
State
Current	—	—
Deferred	—	—
Change in valuation allowance	198,808	336,741
Income tax provision	$615,284	$145,621

As of September 30, 2023 and 2022, the Company had $0 of U.S. federal net operating loss carryovers, which do not expire, and no state net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance at September 30, 2023. For the years ended September 30, 2023 and 2022, the change in the valuation allowance was $198,808 and $336,741, respectively.

A reconciliation of the federal income tax rate to the Company’s effective tax rate at September 30, 2023 and 2022 are as follows:

	September 30,
	2023	2022
Statutory federal income tax rate	21.00%	21.00%
State taxes, net of federal tax benefit	0.00%	0.00%
Prior year true up	0.99%	—
Business combination expenses	119.13%	(15.50)%
Change in valuation allowance	67.40%	(9.70)%
Income tax provision	207.49%	(4.25)%

The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

Note 8 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as disclosed below, the Company did not identify any subsequent events that would have required adjustment or disclosure in these financial statements.

On October 10, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $59,099 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount of the promissory note was fully drawn and outstanding as of the date of this report.

On October 11, 2023, the Company borrowed $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to November 17, 2023.

On November 9, 2023, the Company borrowed $70,900 under the Extension Note and deposited the funds into the Trust Account thereby extending the Termination Date to December 17, 2023.

On November 20, 2023, the Company issued a promissory note to the Sponsor for the aggregate amount of $12,510 to be used for working capital. The promissory note is non-interest bearing and due on the earlier of: (i) the liquidation or release of all of the monies held in the Trust Account or (ii) the date on which the Company consummates an acquisition, merger or other business combination transaction involving the Company or its affiliates. The principal balance may be prepaid at any time. The amount of the promissory note was fully drawn and outstanding as of the date of this report.

Annex A

DATED	June 16, 2023

REZOLVE LIMITED

and

REZOLVE AI LIMITED

and

REZOLVE GROUP LIMITED (Cayman)

and

REZOLVE MERGER SUB, INC.

and

ARMADA ACQUISITION CORP. I

DEED OF RELEASE, AMENDMENT AND RESTATEMENT

relating to a business combination agreement dated 17 December 2021

5 New Street Square | London EC4A 3TW
Tel +44 (0)20 7300 7000
Fax +44 (0)20 7300 7100
DX 41 London www.taylorwessing.com

Index

Clause No.		Page No.

1.	Definitions	2

2.	Release	2

3.	Amendment and Restatement	2

4.	Counterparts	2

5.	Law	2

schedule 1		3

THIS DEED is made June 16, 2023

BETWEEN

(1)

Rezolve Limited a private company registered under the laws of England and Wales with registration number 09773823 with registered office at 3rd Floor 80 New Bond Street, Mayfair, London, United Kingdom, W1S 1SB (“Company”);

(2)

Rezolve AI Limited a private company registered under the laws of England and Wales with registration number 14573691 with registered office at 5 New Street Square, London, United Kingdom, EC4A 3TW (“New Company”);

(3)	Rezolve Group Limited a Cayman Islands registered company (“CaymanCo”);

(4)	Rezolve Merger Sub, Inc. a Delaware corporation (“MergerSub”); and

(5)	Armada Acquisition Corp. I with registered office at 2005 Market Street, Suite 3120 Philadelphia, PA 19103, United States of America (“Armada”).

INTRODUCTION

(A)

The Company, CaymanCo, MergerSub and Armada entered into a business combination agreement (the “BCA”) dated 17 December 2021 (the “Effective Date”) and amended by way of a side letter dated 10 November 2022 (the “Side Letter”).

(B)

Pursuant to the Side Letter, it was agreed that CaymanCo be removed as a party to the BCA, such that it was intended that the Company would become the listed entity on Nasdaq upon closing of the SPAC transaction.

(C)

It is now intended that a demerger be effected pursuant to section 110 Insolvency Act 1986 under which the Company is to enter into a voluntary winding up procedure and part of the Company’s business and assets, being all of its business and assets except for certain shares in the following entities, namely Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch and certain other excluded assets are to be transferred to the New Company in exchange for the issue of shares of the same classes in the New Company for distribution amongst the shareholders in the Company in proportion to their holdings of shares of each class in the Company. Accordingly, it is intended that the New Company will become the listed entity on Nasdaq upon closing of the SPAC transaction.

(D)

The New Company was not a party to the Original BCA that was entered into on the Effective Date, but the parties have agreed to amend and restate the terms of the Original BCA (as amended by the Side Letter) pursuant to the terms of this deed, whereby, among other things, the New Company will become a party to the BCA when the amendment and restatement of the BCA takes effect, which will occur on the date of this deed.

(E)

CaymanCo is to be released and discharged from its obligations under the BCA, and the Company, the New Company, MergerSub and Armada (each a “Remaining Party” and together the “Remaining Parties”) are to release and discharge CaymanCo, from the BCA on the basis of each Remaining Party’s agreement to perform, discharge and observe the terms of the BCA (as amended by this deed) as if CaymanCo was not a party to the BCA.

AGREED TERMS

1.	Definitions

In this deed terms defined in the BCA and not otherwise defined herein shall, unless the context otherwise requires, have the same meanings when used in this deed.

2.	Amendment and Restatement

With effect from the date of this deed, the BCA shall be amended and restated in the form set out in schedule 1 so that the rights and obligations of the parties under the BCA shall be governed by the terms set out in schedule 1.

3.	Release

3.1	Each Remaining Party:

(a)	undertakes to perform, discharge and observe all obligations and liabilities on the part of that Remaining Party under the BCA as amended by this deed; and

(b)	agrees to be bound by all the provisions of the BCA as amended by this deed,

as if the CaymanCo was not a party to the BCA on and from the Effective Date.

3.2

Each Remaining Party unconditionally releases and discharges CaymanCo from all obligations and liabilities whatsoever under the BCA and confirms that it has no claim of any kind against CaymanCo under or in respect of the BCA.

4.	Counterparts

This deed may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this agreement.

5.	Law

This deed shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to Contracts executed in and to be performed in that State. The provision of sections 8.5 and 8.16 of the BCA as amended and attached to this deed shall apply as if set out herein.

This agreement has been executed and delivered as a deed on the date shown at the beginning of this agreement.

2

SCHEDULE 1

The Amended and Restated Business Combination Agreement

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

ARMADA ACQUISITION CORP. I,

REZOLVE MERGER SUB

REZOLVE LIMITED

AND

REZOLVE AI LIMITED

ORIGINALLY DATED AS OF DECEMBER 17, 2021

AS AMENDED ON NOVEMBER 10, 2022

AND FURTHER AMENDED AND RESTATED ON June 16, 2023

3

i

ANNEXES AND EXHIBITS

Exhibit A	Form of Investor Rights Agreement
Exhibit B	Form of Transaction Support Agreement
Exhibit C	Company Pre-IPO Articles of Association
Exhibit D	Form of Promissory Note
Exhibit E	Indemnification Deed
Exhibit F	Company Articles of Association to be adopted on Closing

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of December 17, 2021 (the “Original Date”) and amended as of November 10, 2022 (the “First Amendment Date”) and further amended and restated pursuant to the terms of an amendment and restatement deed dated June 16, 2023 (the “Second Amendment Date”), is made by and among Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”), Rezolve Limited, a private limited liability company registered under the laws of England and Wales with registration number 09773823 (the “Original Company”) and Rezolve AI Limited, a private limited liability company registered under the laws of England and Wales with registration number 14573691 (the “New Company”). Armada, and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, Armada is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities;

WHEREAS, the Original Company is incorporated in England and has agreed so far as applicable to it to effect the transactions contemplated by this Agreement, including the PIPE Financing, the Company Reorganization, the Merger (as each such term is herein defined) and the transactions contemplated thereby and with effect from the completion of the Pre-Closing Demerger (the “Demerger Completion”) it is to be substituted in this Agreement by the New Company, which is incorporated in England and accordingly prior to and in relation to all matters prior to the Demerger Completion references in this Agreement to the “Company” shall be to the Original Company and with effect from and in relation to all matters post the Demerger Completion shall be to the New Company;

WHEREAS, pursuant to the Governing Documents of Armada, Armada is required to provide an opportunity for its shareholders to have their outstanding Armada Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the Armada Shareholder Approval;

WHEREAS, as Armada Sponsor, LLC, a Delaware limited liability company (the “Sponsor”) owns certain Armada Shares;

WHEREAS, pursuant to the terms of that certain Letter Agreement dated August 12, 2021, by and among Armada, its officers, its directors and the Sponsor, such persons have agreed to vote all their Armada Shares in favor of a business combination, if Armada solicits approval for such business combination from its stockholders;

WHEREAS the Original Company on or about the Original Date entered into a convertible loan agreement and related agreements (collectively the “Loan Agreements”) with Apeiron Investment Group Limited (“AIGL”) providing for a convertible loan in the amount of twenty million dollars ($20,000,000) to the Original Company by AIGL as subsequently amended and restated as of 24 May 2023 such that the convertible loan is in the amount of $39,625,000;

WHEREAS, Armada and (on the Original Date) Rezolve Group Limited (“Cayman NewCo”) a Cayman Islands company entered into a subscription agreement with certain investors (collectively, the “PIPE Investors”), substantially in the form agreed to by the parties thereto and to the extent that any new or replacement agreement(s) is entered into with the New Company such agreement(s) is referred to herein as the “PIPE Subscription Agreement”, being an agreement under which each PIPE Investor would agree to subscribe for and purchase on the Closing Date, and the New Company would agree to issue and sell to each such PIPE Investor on the Closing Date, the number of shares in the New Company and/or the number of securities convertible into or exchangeable for shares in the New Company identified and set forth in the applicable PIPE

Subscription Agreement in exchange for the purchase price set forth therein (the equity financing under all PIPE Subscription Agreements, collectively, the “PIPE Financing”), in each case, on the terms and subject to the conditions set forth in the applicable PIPE Subscription Agreement;

WHEREAS, prior to Closing, the Original Company, the New Company and certain of the Original Company Shareholders are to enter into a demerger support agreement pursuant to which they agree to take such steps as are required (including in the case of the Original Company Shareholders, voting in favour of shareholder resolutions required ) to effect a demerger pursuant to section 110 Insolvency Act 1986 under which the Original Company is to enter into a voluntary winding up procedure and part of the Original Company’s business and assets, being all of its business and assets except for certain shares in the following entities, namely Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch and certain other excluded assets (together the “Excluded Assets”) are to be transferred to the New Company in exchange for the issue of Company Shares of the same classes in the New Company for distribution amongst the Original Company Shareholders in proportion to their holdings of Original Company Shares of each class (the “Pre-Closing Demerger”) and references in this agreement to the Company Shares to be listed shall be to the shares in the New Company;

WHEREAS as part of the Pre-Closing Demerger, the Original Company is to agree to novate, assign or otherwise transfer (as applicable) all its rights and obligations under the Ancillary Agreements to which it is a party, such that the Company will be bound by the relevant agreements in the place of the Original Company;

WHEREAS, at the Closing, the Company, the Sponsor and certain other Company Shareholders shall enter into an investor rights agreement, substantially in the form attached hereto as Exhibit A (the “Investor Rights Agreement”), pursuant to which, among other things, certain Persons (a) will be granted certain registration rights with respect to their respective Company Shares, (b) will be subject to a customary post-Closing lock-up period of 6-months with respect to their respective Company Shares, as further described therein, and (c) will be entitled to nominate and appoint individuals to the Company Board following the Closing, in each case, on the terms and subject to the conditions set forth therein;

WHEREAS, the Board of Directors of Armada the (“Armada Board”) has (a) approved this Agreement, the Ancillary Documents to which Armada is or will be a party and the transactions contemplated hereby and thereby and (b) recommended, among other things, approval of this Agreement and the transactions contemplated by this Agreement by the holders of Armada Shares entitled to vote thereon;

WHEREAS, the board of directors of the Original Company (or a committee of such board) has approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby;

WHEREAS, the board of directors of the New Company has approved this Agreement, the Ancillary Documents to which the New Company is or will be party and the transactions contemplated hereby and thereby;

WHEREAS, the board of directors of Rezolve Merger Sub has approved this Agreement, the Ancillary Documents to which Rezolve Merger Sub is or will be party and the transactions contemplated hereby and thereby;

WHEREAS, concurrently with the execution of this Agreement, each Key Company Shareholder has duly executed and delivered to Armada a transaction support agreement as amended on or about the Amendment Date, substantially in the form attached hereto as Exhibit B (collectively, the “Transaction Support Agreements”), pursuant to which each such Key Company Shareholder has agreed to, among other things, (a) to vote in favor of all Company resolutions such that on the Company Reorganization Date, the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed such that immediately following such steps each Company Shareholder will hold, by virtue only of his holding of Existing Shares and Newly

Issued Shares as at immediately prior to the Company Reorganization, his, her or its applicable pro rata portion of the Aggregate Stock Consideration (such pro rata proportion being determined solely by reference to the Existing Shares and the Newly Issued Shares) in accordance with the terms and conditions set forth herein (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) (such steps and any additional steps contemplated therein or thereby collectively, the “Company Reorganization”) (such shareholder’s resulting holding of his pro rata portion of the Aggregate Stock Consideration being referred to as his “ASC Holding” and any holding he has of Company Shares otherwise issued, including as envisaged by this agreement, being additional to such ASC Holding) (b) support and, to the extent required under the Articles of Association of the Company or applicable Law, vote in favor of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby, the Pre-Closing Demerger, the Company Reorganization, the Merger, and the transactions contemplated thereby, (c) enter into any other agreement, certificate or other document determined by the Company or Armada to be necessary to effectuate the intent of this Agreement, the transactions contemplated thereby, including without limitation, the Pre-Closing Demerger, Company Reorganization and the Merger, (d) enter into the Written Consent and any other agreements or documents necessary, required or in connection with the Company Reorganization, the Merger, this Agreement, the Ancillary Documents, or the other transactions contemplated hereby and thereby, and I take, or cause to be taken, any actions necessary to cause certain agreements to be terminated effective as of the Closing; and

WHEREAS, following the Pre-Closing Demerger, and the Company Reorganization (i) Rezolve Merger Sub shall be merged with and into Armada whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger as a subsidiary of the Company (the “Merger”) and (ii) Armada shall loan all of its remaining cash in the Trust Account to the Company in exchange for a promissory note, to enable the Company to fund working capital and transaction expenses.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Additional Armada SEC Reports” has the meaning set forth in Section 4.8.

“Additional Issuances” means the number of Equity Securities equal to (i) the Equity Securities issued pursuant to the Reissued Options, plus (ii) the DBLP New Shares which were issued pursuant to the arrangements described and contemplated in Section 3.2(b) (under the heading “Dan Wagner”) and/or (e) related to Daniel Wagner of the Company Disclosure Schedule, plus (iii) the Aperitus Shares plus (iv) the Apeiron New Shares and the Wickens New Shares plus (iv) any other Equity Securities of the Company that are issued or proposed to be issued after the Second Amendment Date and before Closing to any Person including but not limited to any officer, director, employee, consultant, advisor, agent, representative, service provider, partner, member, or equity holder of any Group Company or any of their respective Affiliates, other than as envisaged as part of the transactions in this Agreement including without limitation pursuant to the Pre-Closing Demerger, the Company Reorganization, the PIPE Financing and the Loan Agreements (and the conversion of the loans pursuant thereto) and for the avoidance of doubt the Newly Issued Shares shall not be included as Additional Issuances.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term

“control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Affiliated Group” means a group of Persons that elects to, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, aggregate group, consolidated group, combined group, unitary group or other group recognized by applicable Tax Law.

“Aggregate Closing PIPE Proceeds” means the aggregate cash proceeds actually received (or deemed received as agreed among the Parties) by the Company in respect of the PIPE Financing (whether prior to or on the Closing Date). For the avoidance of doubt any cash proceeds actually received (or deemed received as agreed among the Parties) by the Company in respect of any amounts funded under a PIPE Subscription Agreement prior to the Closing Date shall constitute, and be taken into account for purposes of determining, the Aggregate Closing PIPE Proceeds (without, for the avoidance of doubt, giving effect to, or otherwise taking into account, the use of any such proceeds).

“Aggregate Stock Consideration” means a number of the Company Shares (being Shares in the New Company) equal to the quotient obtained by dividing (x) the Enterprise Value, by (y) the Company Share Value.

“Aggregate Transaction Proceeds” means an amount equal to the sum of (i) the aggregate cash proceeds available for release to Armada (or any designee thereof) from the Trust Account in connection with the transactions contemplated hereby as evidenced by the Promissory Note, and (ii) the Aggregate Closing PIPE Proceeds, (after giving effect to all of the Armada Shareholder Redemptions but gross of any fees, expenses, commissions and liabilities, including but not limited to any Armada Expenses or Company Expenses).

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“AIGL” has the meaning set forth in the Recitals.

“Ancillary Documents” means the Employment Agreements, the Investor Rights Agreement, the Restrictive Covenant Agreements, the PIPE Subscription Agreement, the Transaction Support Agreements, the Company Pre-IPO Articles of Association, the Company Articles of Association, the Company Incentive Equity Plan Term Sheet, the Plan of Merger, and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA), (b) the UK Bribery Act 2010 and (c) any other applicable anti-bribery or anti-corruption Laws or Orders related to combatting bribery, corruption and money laundering.

“Antitrust Laws” means any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act.

“Apeiron New Shares” means the 850,000 Company Shares issued to Apeiron Investment Group Limited on 30 November 2022 such number being adjusted in consequence of the Pre-Completion Demerger and the Company Reorganisation to be such number of Company Shares in the New Company as represents an equivalent proportion of the then issued share capital of the New Company immediately after the Pre-Closing Demerger and Company Reorganisation as they represented of the issued share capital of the Original Company before the Pre-Closing Demerger and the Company Reorganisation.

“Aperitus Shares” means Company Shares issued to Aperitus Limited being 10,000,000 Ordinary Shares prior to the Demerger Completion and such number of Ordinary Shares in the New Company as represents an equivalent proportion of the then issued share capital of the New Company immediately after the Pre-Closing Demerger and Company Reorganisation as they represented of the issued share capital of the Original Company before the Pre-Closing Demerger and the Company Reorganisation;

“Armada” has the meaning set forth in the introductory paragraph to this Agreement.

“Armada Board” has the meaning set forth in the recitals.

“Armada Closing Payment Statement” has the meaning set forth in Section 2.3(a).

“Armada D&O Persons” has the meaning set forth in Section 5.13(a).

“Armada Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by Armada on the Original Date.

“Armada Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, and that are due and payable (and not otherwise expressly allocated to a Group Company or any Company Shareholder pursuant to the terms of this Agreement or any Ancillary Document) by Armada in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, placement agents or other agents or service providers of Armada and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to Armada pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein, Armada Expenses shall not include any Company Expenses nor any Transfer Taxes or other Taxes (except for irrecoverable VAT incurred by Armada on any Armada Expenses).

“Armada Financial Statements” means all of the financial statements of Armada included in the Armada SEC Reports.

“Armada Fundamental Representations” means the representations and warranties made with respect to Armada set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.3 (Board Approval), Section 4.5 (Brokers), Section 4.7 (Capitalization of Armada), and the first four sentences of Section 4.10 (Trust Account).

“Armada Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of Armada to consummate the transactions contemplated by this Agreement in accordance with the terms hereof.

“Armada Material Contracts” has the meaning set forth in Section 4.12.

“Armada Non-Party Affiliates” means, collectively, each Armada Related Party and each of the former, current or future Affiliates, Representatives, shareholders, successors or permitted assigns of any Armada Related Party (other than, for the avoidance of doubt, Armada).

“Armada Post-Closing Representation” has the meaning set forth in Section 8.19(a).

“Armada Related Parties” has the meaning set forth in Section 4.13.

“Armada Related Party Transactions” has the meaning set forth in Section 4.13.

“Armada SEC Reports” has the meaning set forth in Section 4.8.

“Armada Shareholder Approval” means, collectively, the approval of each Transaction Proposal by the affirmative vote of the holders of the requisite number of Armada Shares entitled to vote thereon, whether in person or by proxy at the Armada Shareholders Meeting (or any adjournment or postponement thereof), in accordance with the Governing Documents of Armada and applicable Law.

“Armada Shareholder Redemption” means the right of the holders of Armada Shares to redeem all or a portion of their Armada Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of Armada.

“Armada Shareholders Meeting” has the meaning set forth in Section 5.8.

“Armada Shares” means Armada’s Common Stock with a per share par value of $0.0001 each having the rights set out in the Governing Documents of Armada.

“Armada Unit” means each outstanding unit consisting of one Armada Share and one-half of one Public Warrant.

“Articles of Association of the Company” means the articles of association of the Company as in force from time to time;

“Articles of Association of the Original Company” means the articles of association of the Original Company as in force from time to time;

“ASC Holding” has the meaning set forth in the Recitals.

“Audited Financial Statements” has the meaning set forth in Section 3.4(a).

“Business” means the business of the Group Companies, as presently conducted, and any activities, services or products incidental or attendant thereto.

“Business Combination Proposal” has the meaning set forth in Section 5.8.

“Business Day” means a day, other than a Saturday or Sunday, on which the SEC in Washington D.C. and commercial banks in New York, New York and London, United Kingdom are open for the general transaction of business.

“Cayman NewCo” has the meaning set forth in the introductory paragraph to this Agreement.

“CBA” means any collective bargaining agreement or other Contract with any labor union, works council, labor organization or employee representative.

“Change of Control Payment” means, without duplication, (a) any success, change of control, retention, transaction bonus, severance or other similar payment or amount to any Person as a result of, or in connection with, this Agreement or the transactions contemplated hereby (including any such payments or similar amounts that may become due and payable based upon the occurrence of one or more additional circumstances, matters or events), and the employer portion of employment, payroll or similar Taxes payable as a result of the foregoing, or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, or any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction (in the case of each of clause (a) and (b), regardless of whether paid or payable prior to, at or after the Closing or in connection with or otherwise related to this Agreement or any Ancillary Document).

“Closing” has the meaning set forth in Section 2.2.

“Closing Company Audited Financial Statements” has the meaning set forth in Section 3.4(c).

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Filing” has the meaning set forth in Section 5.4(b).

“Closing Press Release” has the meaning set forth in Section 5.4(b).

“Closing Statement” has the meaning set forth in Section 2.3(b).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Acquisition Proposal” means (a) any transaction or series of transactions under which any Person(s), directly or indirectly, (i) acquires or otherwise purchases the Company or any of its controlled Affiliates or (ii) acquires all or a portion of assets, Equity Securities or businesses of the Company or any of its controlled Affiliates (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise), or (b) any equity or similar investment in the Company or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents, the Pre-Closing Demerger or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.

“Company Articles of Association” has the meaning set forth in Section 2.01(a).

“Company Board” has the meaning set forth in Section 5.15.

“Company D&O Persons” has the meaning set forth in Section 5.14.

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to Armada by the Original Company on the Original Date and as updated by the Company on Closing.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, any Group Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, placement agents, brokers, investment bankers, consultants, or other agents, or service providers of any Group Company, (b) all Change of Control Payments, and (d) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document. Company Expenses shall include those fees payable to Marcel Reichart Limited as referred to in Section 3.2(e) of the Disclosure Schedules. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any Armada Expenses nor any Transfer Taxes or other Taxes (except for (i) irrecoverable VAT incurred by a Group Company on any Company Expenses and (ii) any Taxes specifically referenced in the definition of Change of Control Payments).

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization and Qualification), Sections 3.2(a) to (d) (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.8(a) (Absence of Changes), Section 3.16 (Taxes), Section 3.17 (Brokers) and Section 3.19 (Transactions with Affiliates).

“Company Incentive Equity Plan” has the meaning set forth in Section 5.17.

“Company IT Systems” means all computer systems, Software and hardware, including peripherals and ancillary equipment, communication systems, interfaces, platforms, servers, network equipment and any associated proprietary materials, user manuals and other related documentation, including any outsourced systems and processes, in each case, relied on, owned, licensed or leased by a Group Company.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that is licensed to or used by any Group Company.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Company to consummate the transactions contemplated under this Agreement in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the Original Date from or related to (i) any change or proposed change in or change in the interpretation of any Law or GAAP after the Original Date; (ii) events or conditions generally affecting the industries or geographic areas in which the Group Company operates; (iii) any significant downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest or terrorism, or any escalation or worsening of any such acts of war, sabotage, civil unrest or terrorism, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God; (vi) epidemics, pandemics or disease outbreaks (including any escalation or general worsening of any such epidemic, pandemic or disease outbreak, including the COVID-19 virus) and provided further that the Pre-Closing Demerger shall not be deemed to amount to a Company Material Adverse Effect.

“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliates, Representatives, successors or permitted assigns of any Company Related Party (other than, for the avoidance of doubt, the Company).

“Company Offerings” means any and all products or services offered, licensed, provided, sold, distributed, made available or otherwise exploited by or for any Group Company, and any and all products or services under active design or development (or already designed or developed) by or for any Group Company to be released within the next 3 months, including all versions and releases of the foregoing.

“Company Ordinary Shares” means the shares in the capital of the Company, designated as “Ordinary Shares” pursuant to the Articles of Association of the Company and for all matters relating to the period before the Pre-Closing Demerger shall refer to such shares designated as “Ordinary Shares” of the Original Company and for all matters relating to the period from and after the Demerger Completion shall refer to such shares designated as “Ordinary Shares” of the New Company.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned by the Group Companies.

“Company Post-Closing Representation” has the meaning set forth in Section 8.19(b).

“Company Pre-IPO Articles of Association” has the meaning set forth in Section 2.01(a).

“Company Public Warrant” means each warrant to purchase one Company Share at an issue price of $11.50 per share.

“Company Registered Intellectual Property” means all Company Owned Intellectual Property that is registered to any Group Company or the subject of an application for registration in the name of any Group Company.

“Company Related Party” has the meaning set forth in Section 3.19.

“Company Related Party Transactions” has the meaning set forth in Section 3.19.

“Company Reorganization” has the meaning set forth in the recitals.

“Company Reorganization Date” has the meaning set forth in Section 2.1(a).

“Company Securities” means, collectively, the Company Shares and the Company Public Warrants.

“Company Series A Shares” means the series A preferred shares in the capital of the Company, designated as “Series A Shares” pursuant to the Articles of Association of the Company and for all matters relating to the period before the Pre-Closing Demerger shall refer to such shares designated as “Series A Shares” of the Original Company and for all matters relating to the period from and after the Demerger Completion shall refer to such shares designated as “Series A Shares” of the New Company.

“Company Shareholder Agreement” means the Shareholder Deed, dated as of December 18, 2018, between the Original Company and certain Original Company Shareholders, or such shareholder agreement as may apply in relation to the New Company after the Demerger Completion.

“Company Shareholders” means, collectively, the holders of Company Shares as of any determination time at or prior to the Closing.

“Company Shares” means, collectively, the Company Series A Shares and the Company Ordinary Shares.

“Company Share Value” means $10.00.

“Company Software” means all Software owned by or licensed to a Group Company.

“Confidentiality Agreement” means that certain mutual non-disclosure agreement, dated as of August 8, 2021, by and between the Company and Armada.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, waiting period expiration or termination, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person, including without limitation with respect to any applicable Antitrust Laws.

“Contract” or “Contracts” means any agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement (whether written or oral).

“Controlled Function” means a controlled function for the purposes of section 59 of FSMA as specified in the FCA Handbook (as applicable) from time to time.

“Copyleft License” means any license of Intellectual Property that provides, as a condition to the use, modification or distribution of such licensed Intellectual Property, that such licensed Intellectual Property, or any other Intellectual Property that is incorporated into, derived from, based on, linked to, or used or distributed with such licensed Intellectual Property, be licensed, distributed, or otherwise made available: (a) in a form other than binary or object code (e.g., in source code form); (b) under terms that permit redistribution, reverse engineering, or creation of derivative works or other modification of any of the foregoing Intellectual Property; or (c) without a license fee. “Copyleft Licenses” include the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

“COVID-19” means SARS-CoV-2 or COVID-19 (and all related strains and sequences), and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“Creator” has the meaning set forth in Section 3.13(h).

“Demerger Completion” has the meaning set forth in the introductory paragraph to this Agreement.

“Determination Notice” has the meaning set forth in Section 2.8.

“DBLP New Shares” means the 27,246,461 Company Shares issued to DBLP Sea Cow Limited on 30 November 2022 such number being adjusted in consequence of the Pre-Completion Demerger and the Company Reorganisation to be such number of Company Shares in the New Company as represents an equivalent proportion of the then issued share capital of the New Company immediately after the Pre-Closing Demerger and Company Reorganisation as they represented of the issued share capital of the Original Company before the Pre-Closing Demerger and the Company Reorganisation.

“Employee Benefit Plan” means each equity or equity-based compensation, retirement, pension, enhanced redundancy, savings, profit sharing, bonus, commission, overtime, incentive, severance, separation, employment, change in control, retention, deferred compensation, medical, retiree or post-termination health or welfare, salary continuation, fringe or other compensatory plan, program, policy agreement arrangement or Contract that any Group Company maintains, sponsors or contributes to (or is required to contribute to), or under or with respect to which any Group Company has or could reasonably expect to have any Liability.

“Employment Agreements” has the meaning set out in Section 5.18(a).

“Enterprise Value” means $1,600,000,000.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“Estimated Closing Balance Sheet” has the meaning set forth in Section 2.3(b).

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.6(a).

“Exchange Agent Agreement” has the meaning set forth in Section 2.6(a).

“Exchange Ratio” means an exchange ratio of one (1) Company Share for every one (1) Armada Share.

“Existing Shares” means those Company Shares originally in issue at the Original Date and being after the Demerger Completion such number of Company Shares in the New Company as represents an equivalent proportion of the then issued share capital of the New Company immediately after the Pre-Closing Demerger and

Company Reorganisation as they represented of the issued share capital of the Original Company before the Pre-Closing Demerger and the Company Reorganisation and for the avoidance of doubt excluding (i) the Additional Issuances and (ii) the Newly Issued Shares;

“Export Control Laws” means any Law or Order related to import and export controls administered and enforced by the European Union, the United Kingdom or United States, including the U.S. Export Administration Regulations, the International Traffic in Arms Regulations such other controls administered by the U.S. Customs and Border Protection.

“FCA” means the UK Financial Conduct Authority, the Payment Services Regulations 2017, the Financial Services and Markets Act 2000 or any similar, successor or replacement authority which takes on any or all of the rights and responsibilities thereof.

“FCA Handbook” means the Handbook of Rules and Guidance published by the FCA (as amended from time to time).

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“FSMA” means the UK Financial Services and Markets Act 2000 and any legislation and regulation made thereunder, all as amended from time to time.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.K. private limited company are its memorandum and articles of association, the “Governing Documents” of a Cayman Islands exempted company are its memorandum and articles of association, and the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation (or analogous document) and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership (or analogous document), the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation (or analogous document).

“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal (public or private) whether supernational, national regional or local.

“Group Company” and “Group Companies” means, collectively, the Original Company and its Subsidiaries or, after the Demerger Completion, the New Company and its Subsidiaries.

“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance, waste or other pollutant that is regulated by, or may give rise to Liability pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, or radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses, and breakage of prepayment penalties or premiums that are payable arising under or in respect of (a) indebtedness for borrowed money (including the current portion thereof), (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (calculated assuming the maximum amount payable with respect thereto, whether or not contingent), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn (e) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, in each case, to the extent of the liability in respect of such arrangement as of such time, (f) amounts owed to any holder of equity securities of the Group Companies or to such holder’s Affiliates (other than (1) amounts solely between or among the Group Companies and (2) liabilities under ordinary course of business commercial arrangements, salary, wages and bonuses), and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Indemnification Deed” has the meaning set forth in Section 5.14(f).

“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising in any jurisdiction or under any international convention, including all (a) patents and patent applications, rights in inventions industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, get-up, domain names and URLs, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing; (c) copyrights and works of authorship, database and design rights, rights in data, and other sui generis rights, mask work rights and moral rights, rights to sue for passing off and in unfair competition, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing; (d) rights of privacy and publicity, including rights to the use of names, likenesses, images, voices, signatures and biographical information of real perIs; (e) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not; (f) rights in or to Software or other technology; and (g) rights in opposition proceedings and any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Intended Tax Treatment” has the meaning set forth in Section 5.5(a).

“Investment Company Act” means the Investment Company Act of 1940.

“Investor Rights Agreement” has the meaning set forth in the recitals.

“IPO” has the meaning set forth in Section 8.18.

“ITEPA” has the meaning set forth in Section 3.16(r).

“Key Company Shareholder” means all Company Shareholders that are (a) executive officers, directors, affiliates or founders of the Company or the Company Subsidiaries, including each of their respective family members and (b) 5% or greater holders of voting equity securities of the Company.

“Key Employees” means Dan Wagner, Arthur Yao, Sauvik Banerjjee, Peter Vesco, Salman Ahmed, Mark Turner and Richard Burchill.

“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, Order, judgment, injunction, award, decree, writ, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter including without limitation, any provisions of FSMA, the principles, regulations, rules or guidance set out in the FCA Handbook, any directive or regulation of the European Parliament and of the Council relating to financial services (as amended from time to time) and any legislation, law or regulation made, or relating to the implementation of, any directive or regulation of the European Parliament and of the Council relating to financial services (including, without limitation, any equivalent or similar law, rule or regulation implemented in the United Kingdom as a result of its withdrawal from the European Union) or in any other county in which a Group Company is incorporated, has any presence or provides any services or carries on any activities, in all cases as amended from time-to-time.

“Leased Real Property” has the meaning set forth in Section 3.18(b).

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, commitment or undertaking.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Loan Agreements” has the meaning set forth in the introductory paragraph to this Agreement.

“Material Contracts” has the meaning set forth in Section 3.7(a).

“Material Permits” has the meaning set forth in Section 3.6.

“Measurement Time” means 12:01 a.m. Eastern Time on the Closing Date.

“Merger” has the meaning set out in Section 2.1(b).

“Merger Closing” has the meaning set out in Section 2.1(c).

“Merger Closing Date” has the meaning set out in Section 2.1(c).

“Merger Effective Time” has the meaning set out in Section 2.1(d).

“NASDAQ” means The Nasdaq Stock Market.

“NASDAQ Proposal” has the meaning set forth in Section 5.8.

“Newly Issued Shares” means (i) those 163,265 Company Shares which were issued by the Original Company to Igor Lychagov on 25 January 2023, (ii) 612,245 Company Shares issued to Bradley Wickens on 7 December 2022, (iii) 612,245 Company Shares issued to Apeiron Investment Group Limited on 7 December 2022 and (iv) those 816,326 Company Shares issued to Jeremy San on 16 November 2022 and the references to the numbers of shares in (i), (ii), (iii) and (iv) shall be after the Pre-Closing Demerger and the Company Reorganisation to such number of Company Shares in the New Company as represents an equivalent proportion of the then issued share capital of the New Company immediately after the Pre-Closing Demerger and Company

Reorganisation as they represented of the issued share capital of the Original Company before the Pre-Closing Demerger and the Company Reorganisation.).

“Non-Party Affiliate” has the meaning set forth in Section 8.13.

“Open Source Software” means any Software that is subject to or licensed, provided or distributed under any open source license (including any Copyleft License), including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license.

“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity having jurisdiction over such matter.

“Original Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Original Company Ordinary Shares” means the shares of £0.0001 each in the capital of the Company, designated as “Ordinary Shares” pursuant to the Articles of Association of the Original Company.

“Original Company Series A Shares” means the series A preferred shares of £0.0001 each in capital of the Original Company, designated as “Series A Shares” pursuant to the Articles of Association of the Original Company.

“Original Company Shareholders” means, collectively, the holders of Original Company Shares as of any determination time prior to the Closing.

“Original Company Shares” means, collectively, the Original Company Series A Shares and the Original Company Ordinary Shares.

“Other Closing Company Financial Statements” has the meaning set foI in Section 3.4(c).

“Owned Real Property” has the meaning set forth in Section 3.18(a).

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” means any approvals, authorizations, clearances, consents, filings, licenses, registrations, permits, easements, Orders, franchises, qualifications, rulings, waivers, variances, certificates, or other form of permission, consent, exemption or authority issued, granted, given or otherwise made available by or under the authority of any Governmental Entity, including without limitation, any Permits issued or granted by or under the FCA, any Permits issued any other countries in which any Group Company is incorporated, has any presence or provides any services or carries on any activities, or any Permits issued or granted by another Governmental Entity in the European Union pursuant to any applicable Law (including, without limitation, Part 4A of FSMA), directive or regulation of the European Parliament and of the Council relating to financial services (as amended from time to time) and any legislation, law or regulation made, or relating to the implementation of, any directive or regulation of the European Parliament and of the Council relating to financial services (including, without limitation, any equivalent or similar law, rule or regulation implemented in the United Kingdom as a result of its withdrawal from the European Union), in all cases as amended from time-to-time.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, as applicable, (b) statutory Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, as applicable, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.

“Personal Data” means any data or information that (a) can, alone or when combined with other information, identify a natural person, or (b) is otherwise subject to applicable Laws or any privacy policies of the Company governing personal information.

“PIPE Financing” has the meaning set forth in the recitals.

“PIPE Investors” has the meaning set forth in the recitals.

“PIPE Subscription Agreement” has the meaning set forth in the recitals.

“Plan Authorized Shares” has the meaning set forth in Section 5.17.

“Plan of Merger” has the meaning set forth in Section 2.1(d).

“Pre-Closing Armada Shareholders” means the holders of Armada Shares as of any time prior to the Closing.

“Pre-Closing Demerger” has the meaning set forth in the introductory paragraph to this Agreement.

“Pre-Closing Reorganization” has the meaning set forth in Section 2.1(b).

“Previously-owned Land and Buildings” has the meaning set forth in Section 3.18(d).

“Privacy Laws” means all applicable laws in any jurisdiction relating to privacy or the processing or protection of personal data, including (without limitation) the General Data Protection Regulation (Regulation (EU) 2016/679) (the “GDPR”), the UK Data Protection Act 2018, the GDPR as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018, and the e-Privacy Directive (2002/58/EC), and including any predecessor, successor or implementing legislation in respect of the foregoing, and any amendments or re-enactments of the foregoing.

“Proceeding” means any lawsuit, litigation, action, audit, examination, claim, complaint, charge, investigation, demand, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

“Promised Options” has the meaning set forth in Section 6.2(n).

“Prospectus” has the meaning set forth in Section 8.18.

“Public Shareholders” has the meaning set forth in Section 8.18.

“Public Warrant” means each warrant to purchase one Armada Share at an issue price of $11.50 per share, which are listed on the NASDAQ under the ticker symbol “AACIW.”

“Real Property Leases” means all leases, sub-leases, licenses, concessions or other agreements, in each case, pursuant to which any Group Company leases or sub-leases any real property (including, without limitation, all amendments, extensions, renewals, guaranties, and other agreements with respect thereto).

“Reissued Options” shall mean the options to purchase Company Shares issued following the Closing Date in lieu of the Promised Options.

“Registration Statement / Proxy Statement” means a registration statement on Form F-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a joint proxy statement/prospectus of the Company therein, and a proxy statement of Armada.

“Regulated Group Company” means a Group Company holding a Permit.

“Regulatory Code of Conduct” includes the rules and guidance set out in the code of conduct in the FCA Handbook and related conduct rules and standards.

“Representatives” means with respect to any Person, such Person’s controlled Affiliates and its and such controlled Affiliates’ respective directors, officers, managers, employees, members, owners, accountants, consultants, advisors, attorneys, agents and other representatives.

“Requisite Approvals” means the affirmative approval of an Investor Majority (as defined in the Company Shareholder Agreement) and of the Series A Investor Approval (as defined in the articles of association of the Original Company and of the New Company to be adopted as part of the Pre-Closing Demerger and the passing of special resolutions of the Original Company and the Company to approve and authorize the transactions contemplated in this Agreement, including but not limited to the Pre-Closing Demerger and Pre-Closing Reorganization.

“Reserve Shares” means a number of additional Company Shares to be issued on or after Closing as the board of directors of the Original Company or after the Pre-Closing Demerger the New Company may determine and including (but not limited to) 50,000,000 Company Shares provided that after the Pre-Closing Demerger and the Company Reorganisation the reference to 50,000,000 Company Shares shall be to such number of Company Shares in the New Company as represents an equivalent proportion of the then issued share capital of the New Company immediately after the Pre-Closing Demerger and Company Reorganisation as such number would have represented of the issued share capital of the Original Company before the Pre-Closing Demerger and the Company Reorganisation.

“Restrictive Covenant Agreements” has the meaning set out in Section 5.18(b).

“Rezolve USA Acquisition” has the meaning set forth in Section 5.22.

“Rezolve USA Consideration” has the meaning set forth in Section 5.22.

“Sanctioned Country” means any country or region that is targeted by comprehensive export, import, financial or investment embargo under any Sanctions Laws (which currently comprise Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).

“Sanctioned Person” means: (i) any Person included on any restricted party list administered by the European Union, the United Kingdom, or the United States, including, without limitation, the UK Consolidated

List of Financial Sanctions Targets, the Consolidated List of Persons, Groups, or Entities Subject to EU Financial Sanctions, and the U.S. Specially Designated Nationals and Block Persons List; (ii) any Person that is ordinarily resident in or organized under the laws of a Sanctioned Country; or (iii) any Governmental Entity of a Sanctioned Country; or (iv) any Person that is owned or controlled by one or more persons described in (i), (ii), or (iii) above.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the Armada Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Security Incident” means actions that result in an actual, cyber or security incident that has an adverse effect on a Company IT System, Personal Data or any Company trade secret (including any processed, stored, or transmitted thereby or contained therein), including an occurrence that jeopardizes the confidentiality, integrity, or availability of a Company IT System, Personal Data or any Company trade secret. A Security Incident includes incidents of security breaches or intrusions, denial of service, or unauthorized entry, access, collection, use, processing, storage, sharing, distribution, transfer, disclosure, or destruction of, any Company IT Systems, Personal Data or Company trade secrets, or any loss, distribution, compromise or unauthorized disclosure of any of the foregoing.

“Signing Filing” has the meaning set forth in Section 5.4(b).

“Signing Press Release” has the meaning set forth in Section 5.4(b).

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Specified Function” means a function specified for the purposes of section 63E of FSMA in the FCA Handbook (as applicable) from time to time.

“Sponsor” has the meaning set forth in the recitals.

“Sponsor Group” mean the Sponsor and each of its members, directors and officers and each of the directors and officers of Armada.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the limited liability company, partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall have the right to appoint a majority of the Board of Directors of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Surviving Entity” has the meaning set forth in Section 2.1(b).

“Surviving Entity Governing Documents” has the meaning set forth in Section 2.1(g).

“Tax” means any U.S. federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not, and including any secondary Liability for any of the aforementioned.

“Tax Authority” means any Governmental Entity responsible for the collection, imposition or administration of Taxes or Tax Returns.

“Tax Consolidation” means any fiscal unity or Tax consolidation arrangement between two or more companies the effect of which is to treat those companies as a single entity for any Tax purpose.

“Tax Return” means returns, declarations, reports, claims for refund, information returns, elections, disclosures, statements, or other documents (including any related or supporting schedules, attachments, statements or information, and including any amendments thereof) filed or required to be filed with a Tax Authority in connection with, or relating to, Taxes.

“Termination Date” has the meaning set forth in Section 7.1(d).

“Total Pool Percentage” means a number of Company Shares equal to five percent (5%) of the fully diluted issued and outstanding Equity Securities of the Company as of the Closing or such larger percentage as increased pursuant to Section 5.17(b) .

“Transaction Proposals” has the meaning set forth in Section 5.8.

“Transaction Support Agreements” has the meaning set forth in the recitals.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration, notarial fees and other similar Taxes and fees incurred in connection with the transactions contemplated by this Agreement.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“Trust Account” has the meaning set forth in Section 8.18.

“Trust Account Released Claims” has the meaning set forth in Section 8.18.

“Trust Agreement” has the meaning set forth in Section 4.10.

“Trustee” has the meaning set forth in Section 4.10.

“Unaudited Financial Statements” has the meaning set forth in Section 3.4(a).

“Unpaid Armada Expenses” means the Armada Expenses that are unpaid as of immediately prior to the Closing.

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.

“Waiving Parties” has the meaning set forth in Section 8.19(a).

“Wickens New Shares” means the 850,000 Company Shares issued to Bradley Wickens on 30 November 2022 such number being adjusted in consequence of the Pre-Completion Demerger and the Company Reorganisation to be such number of Company Shares in the New Company as represents an equivalent proportion of the then issued share capital of the New Company immediately after the Pre-Closing Demerger and Company Reorganisation as they represented of the issued share capital of the Original Company before the Pre-Closing Demerger and the Company Reorganisation.

“Written Consent” has the meaning set forth in Section 5.21.

ARTICLE II

TRANSACTIONS

Section 2.1 Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur:

(a) Company Reorganization. On the first Business Day following the satisfaction (or, to the extent permitted by applicable Law, waiver in writing) of the conditions set forth in Article VI (other than those conditions that by their terms or nature can only be satisfied at or following the Company Reorganization, at the Merger Closing or at the Closing, as applicable), or on such other date and at such place or time as may be agreed to in writing by Armada and the Company (the “Company Reorganization Date”), the Company Shareholders and the Company shall effect the Company Reorganization, pursuant to the terms and subject to the conditions set forth in this Agreement, and the other documents and agreements contemplated thereby. In connection with the Company Reorganization and the Merger (as defined below), the Company Shareholders shall: (i) approve the adoption by the Company of the Memorandum and Articles of Association of the Company attached as Exhibit C (the “Company Pre-IPO Articles of Association”) to take effect upon re-registration of the Company as a public limited company; and (ii) approve the adoption by the Company of the Memorandum and Articles of Association of the Company attached as Exhibit C1 (the “Company Articles of Association”), to become automatically effective on Closing. Notwithstanding anything to the contrary contained herein, no fraction of a Company Security will be issued by the Company by virtue of the Company Reorganization or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a Company Security (after aggregating all fractional Company Securities that would otherwise be received by such Person) shall instead have the number of Company Securities issued to such Person rounded down in the aggregate to the nearest whole Company Security. It is agreed that (i) the Reserve Shares are to be issued on or after Closing and Additional Issuances may to the extent not already issued, be issued at any time; (ii) any Additional Issuances are to be dilutive of all holders of Equity Securities in the Company from time to time including on Closing and including Armada, any of its equity holders or any of their respective affiliates but subject in the case of the Additional Issuances to the final sentence of Section 5.17(a); (iii) any Company Shareholder’s holding of Company Shares issued pursuant to the Additional Issuances, or Reserve Shares or as otherwise envisaged in this Agreement shall be additional to his ASC Holding and (iv) for the avoidance of doubt any Company Shares issued after Closing (including without limitation the Reserve Shares) shall be dilutive of all holders of Equity Securities in the Company.

(b) The Merger. Subject to the continuing satisfaction (or, to the extent permitted by applicable Law, waiver in writing) of the conditions set forth in Article VI (other than those conditions that by their terms or nature can only be satisfied at the Merger Closing or the Closing, as applicable), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Merger Effective Time, Rezolve Merger Sub shall be merged with and into Armada (the “Merger” and, together with the Company Reorganization, the “Pre-Closing Reorganization”), whereupon Rezolve Merger Sub will cease to exist and with Armada surviving the Merger (Armada, as the surviving company (as defined in the DGCL) in the Merger, sometimes being referred to herein as the “Surviving Entity”).

(c) Merger Closing. The closing of the Merger (the “Merger Closing”) shall take place on the Merger Closing Date. The date on which the Merger Closing actually takes place is referred to as the “Merger Closing Date.”

(d) Merger Effective Time. On the Merger Closing Date, Armada and Rezolve Merger Sub shall (i) cause the plan of merger with respect to the Merger (the “Plan of Merger”) substantially in the form as agreed to by the Parties at least five (5) Business Days prior to the Merger Closing Date, to be duly executed and filed with the Secretary of State of the State of Delaware and (ii) make any other filings, recordings or publications required to be made by Armada or Rezolve Merger Sub under the DGCL in connection with the Merger. The Merger shall become effective on the date and at the time of the filing of the Plan of Merger, in accordance with the DGCL (which the Parties agree shall be deemed effective as of 12:01 a.m. eastern standard time on the Merger Closing Date) (such date and time being hereinafter referred to as the “Merger Effective Time”).

(e) Effects of the Merger. At the Merger Effective Time, the Merger shall have the effects specified in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of Armada and Rezolve Merger Sub shall immediately vest in the Surviving Entity and the Surviving Entity shall be liable for and subject in the same manner as Armada and Rezolve Merger Sub to all mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of Armada and Rezolve Merger Sub in accordance with the DGCL and as provided in this Agreement (including the Contracts entered into by Armada in connection with the IPO).

(f) Directors and Officers. The directors and officers of Armada as of immediately prior to the Merger Effective Time shall be the directors and officers of the Surviving Entity upon the Merger Effective Time until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the Certificate of Incorporation of the Surviving Entity.

(g) Surviving Entity Governing Documents. Without any further action on the part of Armada or Rezolve Merger Sub, the Certificate of Incorporation and Bylaws of Rezolve Merger Sub shall be the Governing Documents of the Surviving Entity (the “Surviving Entity Governing Documents”) at the Merger Effective Time, except that references therein to Rezolve Merger Sub shall be treated as references to the Surviving Corporation.

(h) Treatment of Shares. At the Merger Effective Time, by virtue of the Merger and without any action on the part of Armada or Rezolve Merger Sub or the holders of any securities of Armada:

(A) Each Armada Unit issued and outstanding immediately prior to the Merger Effective Time shall be cancelled in exchange for one (1) Company Share and one half of a Company Public Warrant and if any holder has any entitlement to a fraction of a Company Share or Company Public Warrant upon the exchange of all the Armada Units so held by him then that fraction shall be rounded down;

(B) Each Armada Share issued and outstanding immediately prior to the Merger Effective Time shall be cancelled in exchange for one (1) Company Share and if any holder has any entitlement to a fraction of a Company Share upon the exchange of all the Armada Shares so held by him then that fraction shall be rounded down; and

(C) Each Public Warrant issued and outstanding immediately prior to the Merger Effective Time shall be exchanged for one (1) Company Public Warrant (or fraction thereof, as applicable and if any holder has any entitlement to a fraction of a Company Public Warrant upon the exchange of all the Public Warrants so held by him then that fraction shall be rounded down) and shall thereupon be deemed terminated and no longer outstanding.

(i) Pursuant to the terms of the Public Warrants, each of the Company Public Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the Public Warrants, except that they shall represent the right to acquire Company Shares in lieu of Armada Shares.

(j) From and after the Merger Effective Time, all Armada Shares, Armada Units and Public Warrants shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of an Armada Share, Armada Unit or Public Warrant shall cease to have any rights with respect thereto, which shall have been exchanged in accordance with Section 2.1(h).

Section 2.2 Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the Merger Closing Date, immediately prior to the Merger Effective Time, electronically by exchange of the closing executed deliverables. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 2.3 Closing Statement; Aggregate Transaction Proceeds

(a) At least five (5) Business Days prior to the anticipated Closing Date, Armada shall deliver to the Company a statement (the “Armada Closing Payments Statement”) setting forth (i) Armada’s good faith calculation of the Aggregate Transaction Proceeds, including each subcomponent thereof, and reasonably detailed supporting documentation therefor, and (ii) Armada’s good faith calculation, together with reasonable supporting detail of the amount of Unpaid Armada Expenses (together with invoices evidencing any Unpaid Armada Expenses payable to third parties), calculated in a manner consistent with the applicable definitions and amounts contained in this Agreement. Notwithstanding the foregoing, Armada may update the Armada Closing Payments Statement if any of the calculations or amounts shown therein are incorrect as a result of changes in the number of Armada shareholders participating in the Armada Shareholder Redemption or changes in the Aggregate Closing PIPE Proceeds, and in such event all of the calculations derived from the Armada Closing Payments Statement, shall be updated for all purposes under this Agreement prior to the Closing. Prior to the Armada Shareholders Meeting after the final date for delivery of redemption notices with respect to Armada Shares, Armada shall advise the Company of the number of Armada Shares with respect to which valid requests for redemption were received prior to such final date and not validly withdrawn.

(b) At least three (3) Business Days prior to the anticipated Closing Date, the Company shall prepare and deliver to Armada (i) an estimated consolidated balance sheet of the Group Companies as of the Measurement Time (the “Estimated Closing Balance Sheet”), and (ii) a statement (the “Closing Statement”) setting forth the Company’s good faith calculation, together with reasonable supporting detail, of the amount of Unpaid Company Expenses (together with invoices evidencing any Unpaid Company Expenses payable to third parties) and Unpaid Armada Expenses, in each case, calculated in a manner consistent with the applicable definitions and amounts contained in this Agreement and with the Armada Closing Payments Statement.

(c) From and after delivery of the Armada Closing Payments Statement, Estimated Closing Balance Sheet, and the Closing Statement until the date the Armada Closing Payments Statement, Estimated Closing Balance Sheet, and the Closing Statement are deemed final pursuanIo this Section 2.3(c), each Party shall (i) provide the other Party and its Representatives with reasonable access during reasonable times during normal business hours and upon reasonable prior notice to the books and records of the Group Companies or Armada (as applicable) and to senior management personnel of the Group Companies or Armada (as applicable), in each case to the extent reasonably requested by a Party or any of its Representatives in connection with their review of the

Armada Closing Payments Statement, Estimated Closing Balance Sheet, and the Closing Statement, (ii) cooperate with the other Party and its Representatives in connection with their review of the Armada Closing Payments Statement, Estimated Closing Balance Sheet and the Closing Statement and (iii) consider in good faith any potential adjustments raised by the other Party to the Armada Closing Payments Statement, Estimated Closing Balance Sheet, and the Closing Statement and make any corresponding changes to the Armada Closing Payments Statement, Estimated Closing Balance Sheet, and the Closing Statement agreed to by the Company or Armada, as applicable, no later than one (1) Business Day prior to the Closing. Absent manifest error, for all purposes under this Agreement, the final, binding and conclusive calculations of the Armada Closing Payments Statement, Estimated Closing Balance Sheet and the Closing Statement shall be those reflecting the adjustments (if any) made pursuant to clause (I) of this Section 2.3(c).

Section 2.4 [Reserved].

Section 2.5 Promissory Note; Closing Date Cash Payments and Uses.

(a) At the Closing, the Surviving Company shall loan all remaining cash in the Trust Account distributed to Armada to the Company in exchange for a promissory note issued by the Company to Armada substantially in the form attached hereto as Exhibit D (the “Promissory Note”).

(b) Subject to the satisfaction or waiver in writing of the conditions set forth in Article VI (other than those conditions that by their terms or nature can only be satisfied at Closing, but subject to the satisfaction or waiver in writing of those conditions), at the Closing and in consideration for the transactions contemplated herein, the Parties shall disburse all Aggregate Transaction Proceeds in the following order of priority:

(i) first, the Company shall pay, at the Closing, (i) on behalf of the Group Companies, all Unpaid Company Expenses and (ii) on behalf of Armada, all Unpaid Armada Expenses, in each case, by wire transfer of immediately available funds on behalf of the Persons that incurred such Unpaid Armada Expenses and Unpaid Company Expenses or by whom such Unpaid Armada Expenses and Unpaid Company Expenses are payable; and

(ii) second, any remaining amount of Aggregate Transaction Proceeds shall be funded as primary capital to the Company or its Subsidiaries (including for working capital, growth and other general corporate purposes).

Section 2.6 Exchange Procedures.

(a) Exchange Agent. As promptly as reasonably practicable following the Original Date, but in no event later than fifteen (15) Business Days prior to the Merger Closing Date, the Company and Armada shall appoint an exchange agent reasonably acceptable to the Company and Armada (the “Exchange Agent”) (it being understood and agreed, for the avoidance of doubt, that Continental Stock Transfer & Trust Company (or any of its Affiliates) shall be deemed to be acceptable to the Company and Armada) and enter into an exchange agent agreement (the “Exchange Agent Agreement”) with the Exchange Agent for the purpose of facilitating the transactions contemplated by this Agreement (including the provisions of any information, or the entry into of any agreements or documentation, necessary or advisable, as determined in good faith by Armada or the Company, or otherwise required for the Exchange Agent to fulfill its duties as the Exchange Agent in connection with the transactions contemplated hereby).

(b) Merger Exchange Procedures. The Exchange Agent Agreement shall provide that the Exchange Agent shall in conjunction with the registrar to the Company immediately upon the Merger Effective Time, update the register of members of the Company to reflect the Merger based on the register of members of Armada immediately prior to the Merger. In furtherance of the foregoing, as promptly as practicable after the Merger Closing, the Company shall use its reasonable best efforts to cause the Exchange Agent to mail to each holder of Armada Units (if any), Armada Shares, and Public Warrants a request for each such holder to surrender its certificates or any applicable instruction letter, broker letter or other verification or evidence of title to such Armada Units (if any), Armada Shares, and Public Warrants or an affidavit with suitable bond or indemnity in respect thereof. Within two (2) Business Days after the Merger Effective Time (but in no event prior to the Merger Effective Time) the holder of such Armada Units, Armada Shares, and Public Warrants, as applicable, shall be entitled to receive, and the Company shall cause the Exchange Agent to deliver, respectively, evidence in book-entry form of the Company Shares, and the Company Public Warrants issued to such holders in accordance with the provisions of Section 2.1(h) and this Section 2.6(b).

Section 2.7 Withholding. Armada, the Group Companies and the Exchange Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld or deducted, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding) to the extent permitted by applicable Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP

COMPANIES

For the purposes of this Article III, so far as the context requires, where a warranty and/or representation is given in respect of a Group Company, a reference to any legal term for any action, remedy, procedure, judicial proceeding, legal document, legal status or legal concept shall be deemed to include what most nearly approximates in the relevant jurisdiction for the Group Company in question. Subject to Section 8.8, except as set forth in the Company Disclosure Schedules, (i) the Original Company represented and warranted to Armada as of the Original Date (other than as to Sections 3.1(b) and 3.1(d) and represents and warrants to Armada as of the Second Amendment Date and (ii) the New Company shall represent and warrant to Armada of the Closing as set out in this Article III.

In respect of the representations and warranties given by the Original Company to Armada as of the Original Date and as of the Second Amendment Date, all references to “Company” in this Article III should read as the “Original Company” on the basis the Pre-Closing Demerger had not occurred on the Original Date or the Second Amendment Date, including that the New Company was not incorporated on the Original Date. In respect of the representations and warranties to be given by the New Company to Armada as of the Closing, then assuming the Demerger Completion will have then occurred they are given as at the Closing by the New Company on the basis that the Pre-Closing Demerger will have occurred prior to Closing and that the Original Company will have ceased to be a Group Company prior to Closing and that accordingly references to the Company, the Group and a Group Company refer to the New Company and its subsidiaries after the Demerger Completion save to the extent that any of the representations and warranties refer back to the position as at the Original Date or before the Demerger Completion in which case they shall refer to the Original Company and the Group (or a Group Company) consisting of the Original Company and its subsidiaries.

Section 3.1 Organization and Qualification.

(a) Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not be material to the Company, any of its Subsidiaries or the Business.

(b) As of Closing and conditional upon completion of the Pre-Closing Demerger, the New Company will be the parent company of the Group and the Original Company will have ceased to be a Group Company.

(c) True and complete copies of the Governing Documents of the Original Company and the Company Shareholder Agreement have been made available to Armada, in each case, as amended and in effect as of the Original Date. The Governing Documents of the Original Company and the Company Shareholder Agreement are in full force and effect so far as it relates to the Original Company, and the Original Company is not in material breach or material violation of any provision set forth in its Governing Documents or the Company Shareholder Agreement.

(d) As of Closing true and complete copies of the Governing Documents of the New Company have been made available to Armada, the Governing Documents of the New Company are in full force and effect, and the New Company is not in material breach or material violation of any provision set forth in its Governing Documents.

(e) Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not be material to the Company, any of its Subsidiaries or the Business.

Section 3.2 Capitalization of the Group Companies.

(a) Except for any changes to the extent permitted by Section 5.1(b) or resulting from the issuance, grant, transfer or disposition of Equity Securities of the Company in accordance with Section 5.1(b), Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, and (ii) the identity of the Persons that are the record owners thereof.

(b) All of the Equity Securities of the Company have been duly authorized and validly issued and are fully paid and non-assessable. The Equity Securities of the Company (1) were not issued in violation of the Governing Documents of the Company, the Company Shareholder Agreement or any other Contract to which the Company is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws. The Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company. Except as set out in the Company Shareholder Agreement and the Governing Documents of the Company, there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Company’s Equity Securities. All of the Equity Securities of the Company have been issued in accordance with all applicable Securities Laws, and are not issued in breach or violation of any preemptive rights or Contract. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the equity holders of Company on any matter. No issued and outstanding shares of any of the Equity Securities of Company are held in treasury.

(c) Section 3.2(c) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the record owners thereof. There are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company. All of the Equity Securities of each Subsidiary of the Company have been issued in accordance with all applicable Securities Laws, and are not issued in breach or violation of any preemptive rights or Contract. No Subsidiary of the Company has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the members of such Subsidiary of the Company on any matter. No issued and outstanding shares of any of the Equity Securities of any Subsidiary of the Company are held in treasury.

(d) Except as set forth in Section 3.2(d), none of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.

(e) Section 3.2(e) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments of the Group Companies.

(f) Section 3.2(f) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Group Companies that is material to the business of the Group Companies taken as a whole as of the Original Date (being where the Indebtedness for a single item is in excess of £200,000 and/or where accumulated Indebtedness owed to a certain party is in excess of £200,000), including the principal amount of such Indebtedness, the outstanding balance as of the Original Date, and the debtor and the creditor thereof.

Section 3.3 Authority.

(a) The Company has the requisite corporate authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the Original Date, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the Company. The execution, delivery and performance by the Company of this Agreement and each Ancillary Document to which it is a party and the consummation of the Transactions have been (as relates to this Agreement) or will be (as relates to the Ancillary Documents) validly authorized and approved by all requisite entity, stockholder, shareholder and member action and no other proceeding on the part of the Company or any of its members is necessary to authorize this Agreement or any Ancillary Document to which it is or will be a party subject to the exceptions set out in Section 3.5(a). This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(b) The board of directors of the Company, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (a) determined that this Agreement and the Pre-Closing Reorganization are fair to and in the best interests of the Company, its stockholders and its Subsidiaries and most likely to promote the success of the Company for the benefits of its members taken as a whole, (b) approved this Agreement and the Pre-Closing Reorganization and the Pre-Closing Demerger and declared their advisability, and (c) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Pre-Closing Reorganization and directed that this Agreement and the transactions contemplated hereby (including the Pre-Closing Reorganization) (collectively, the “Transactions”) be submitted for consideration by the Original Company’s stockholders. The Requisite Approvals (collectively, the “Company Stockholder Approval”) are the only votes of the holders of any class or series of capital stock of the Original Company or the New Company (as appropriate) necessary to adopt this Agreement and approve the Transactions together with in the case of the Pre-Completion Demerger the approval of the liquidator of the Original Company and such further approvals, court orders or proceedings as may be required by statute and subject to the provisions of sections 110 to 116 Insolvency Act 1986. The Written Consent, if executed and delivered, would qualify as the Company Stockholder Approval for the Transactions (but not the Pre-Closing Demerger)_and subject as aforesaid no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and approve the Transactions (other than the Pre-Closing Demerger). For the purpose of the Pre-Closing Demerger it is noted that

(i) the approval of a special resolution is required to wind up the Original Company and a separate special resolution under section 110(3) (a) of the Insolvency Act 1986 is also required;

(ii) the approval of the liquidator of the Original Company; and

(iii) the Pre-Closing Demerger is subject to the provisions of statute including without limitation sections 110 to 116 Insolvency Act 1986.

Section 3.4 Financial Statements; Undisclosed Liabilities.

(a) The Company has made available to Armada true, correct and complete copies of (i) the audited consolidated balance sheet of the Group Companies (as measured at each of the financial position dates) as of December 31, 2020, December 31, 2021, and December 31, 2022 and related consolidated profit and loss accounts, statements of changes in equity and statements of cash flows, with the related notes and schedules required by GAAP for the fiscal year then ended and an accompanying audit report (the “Audited Financial Statements”), and (ii) the unaudited condensed, consolidated balance sheet of the Group Companies as of March 31, 2023 (the “Latest Balance Sheet”) and related unaudited condensed, consolidated profit and loss account, statement of changes in equity and statement of cash flows with the selected note disclosures for the period then ended, and include comparative interim statements for the same period in the prior fiscal year (except that the requirement for the comparative balance sheet information may be met by presenting the year-end balance sheet) (the “Unaudited Financial Statements” and the Unaudited Financial Statements, together with the Audited Financial Statements, the “Financial Statements”), each of which are attached as Section 3.4(a) of the Company Disclosure Schedules. The Unaudited Financial Statements shall all be prepared in accordance with GAAP.

(b) The Financial Statements (including the notes thereto) (A) were prepared in accordance with applicable laws using the accounting policies, principles, estimation techniques, measurement bases, practices and procedures as the Group Companies have used historically on a consistent basis; (B) in relation to the Audited Financial Statements (i) comply with accounting standards in force at the date to which they were prepared; and (ii) in relation to the Audited Financial Statements give a true and fair view of the assets and liabilities and state of affairs of the relevant Group Company (and, in relation to the consolidated financial statements of the Company, of the Group Companies as a whole) as of the relevant date to which they are made up and of the profit or loss and cash flows the relevant Group Company (and, in relation to the consolidated financial statements of the Company, of the Group Companies as a whole) for the financial year or other period ended on the date to which they are made up; and (C) in relation to the Unaudited Financial Statements, (i) have been prepared with due care and attention and on a basis consistent with that used in preparing the Audited Financial Statements and (ii) are not misleading and give a fair view of the assets and liabilities of the relevant Group Company (and, in relation to the consolidated financial statements of the Company, of the Group Companies as a whole) as of the relevant date to which they are made up.

(c) Each of (x) the audited consolidated balance sheets of the Group Companies as of December 31, 2020, December 31, 2021 and December 31, 2022 and related consolidated statements of comprehensive income, statement of changes in equity and statement of cash flows for the period from 1 January 2021, to 31 December 2022 and the fiscal years then ended with the related notes and schedules required by GAAP for the fiscal year then ended (the financial statements described in this clause (x), “Closing Company Audited Financial Statements”), when delivered following the Original Date in accordance with Section 5.16 and (y) the other financial statements or similar reports required to be included in the Registration Statement / Proxy Statement or any other filings to be made by the Group Companies with the SEC in connection with the transactions contemplated in this Agreement or any other Ancillary Document (the financial statements described in this clause (y), the “Other Closing Company Financial Statements”), when delivered following the Original Date in accordance with Section 5.16, (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except, in the case of any audited financial statements, as may be specifically indicated in the notes thereto and subject to, in the case of any unaudited financial statements, normal year end audit adjustments (none of which are expected to be material, individually or in the aggregate) and the absence of notes thereto), (ii) will fairly present, in all material respects, the financial position, results of operations, stockholders’ deficit and cash flows of the Group Companies as at the date thereof and for the period indicated therein (subject to, in the case of any unaudited financial statements, normal year end audit adjustments (none of which are expected to be material, individually or in the aggregate)), (iii) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and will contain an unqualified report of the Company’s auditors with respect to such financial statements in accordance with PCAOB standards, and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the date of such delivery (including Regulation S-X or Regulation S-K, to the extent applicable).

(d) The Company does not have any Liabilities except (i) as set forth as a liability or a contra-asset on the face of the Latest Balance Sheet or expressly disclosed in the Financial Statements or the accounts for the Company and its subsidiaries as included in the Registration Statement or (ii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance by the Company of its covenants or agreements in this Agreement or any Ancillary Document to which it is or will be a party or the consummation of the transactions contemplated hereby or thereby or (iii) any Liability incurred in the ordinary course of business .

(e) No Indebtedness for borrowed money of any Group Company is due and payable and no security over any of the assets of any Group Company is now enforceable, whether by virtue of the stated maturity date of the Indebtedness having been reached or otherwise; and no Group Company has received any written notice (whose terms have not been fully complied with and/or carried out) from any creditor of that Group Company, intimating the enforcement of any security which it may hold over any assets of that Group Company.

(f) The Group Companies have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets. The Group Companies maintain and, for all periods covered by the Financial Statements and the Closing Company Audited Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate in all material respects and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects.

(g) Since January 1, 2016, no Group Company has received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Group Companies, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.

Section 3.5 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or any other Person is required on the part of the Company or any of its Subsidiaries with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (ii) such filings with and approvals of NASDAQ to permit the Company Securities to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on NASDAQ, (iii) such filings and approvals required in connection with the Pre-Closing Demerger and the Pre-Closing Reorganization, (iv) with respect to the adoption of the Company Pre-IPO Articles of Association and the Company Articles of Association, either (a) the passing of a special resolution of the Company at a duly convened general meeting of the Company or (b) the passing of a special resolution of the Company by a written resolution of the holders of Company Shares by members representing at least 75% of the total voting rights of eligible members entitled to vote on such matter (it being understood and agreed that such vote shall have been obtained prior to (A) the Company Reorganization Date in the case of the Company Pre-IPO Articles of Association and (B) Merger Effective Time in the case of the Company Articles of Association), or (C) those Consents set forth on Section 3.5 of the Company Disclosure Schedules.

(b) None of the execution or delivery by the Original Company or the New Company of this Agreement or any Ancillary Documents to which it is or will be a party, the performance by the Original Company or the New Company of its obligations hereunder or thereunder or the consummation by the Original Company or the New Company of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the relevant Company’s Governing Documents or the Company Shareholder Agreement, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Material Contract to which any relevant Group Company is a party or (B) any Material Permits, (iii) conflict with, violate, or constitute a breach under, any Order or applicable Law to which any relevant Group Company or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien (other than any Permitted Liens) upon any of the assets or properties or Equity Securities of any relevant Group Company.

Section 3.6 Permits. Each of the Group Companies has all Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted in compliance with all applicable Laws. Each Material Permit is in full force and effect in accordance with its terms and no written notice of revocation, cancellation, restriction or termination of any Material Permit has been received by any Group Company. The Group Companies (including, for the avoidance of doubt, each of their respective directors, officers, employees, contractors or agents) are in compliance with each Material Permit. No application or notice relating to a Material Permit made by any Group Company or a director, officer, employee, contractor or agent of any Group Company has been refused.

Section 3.7 Material Contracts.

(a) Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which a Group Company is, as of the Original Date, a party (the Contracts required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, collectively, the “Material Contracts”):

(i) any Contract relating to Indebtedness of any Group Company or to the placing of a Lien (other than a Permitted Lien) on any material assets or properties of any Group Company in excess of £1,000,000;

(ii) any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed £1,000,000;

(iii) any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed £1,000,000;

(iv) any (A) joint venture (equity-based or otherwise), strategic alliance, material profit-sharing, partnership, revenue sharing, Contract or (B) Contract with respect to material Company Licensed Intellectual Property and which in any case accounts for more than 5% of the revenue of the Company in the last 12 months;

(v) any Contract which is material to the business of the Group Companies taken as a whole that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer in any material respect;

(vi) any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) £1,000,000 annually or (B) £10,000,000 over the life of the agreement;

(vii) except for standard indemnification provisions in Contracts entered in the ordinary course of business with customers or suppliers, any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company, in each case in excess of £1,000,000;

(viii) any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person, in each case in excess of £1,000,000;

(ix) any Contract required to be disclosed on Section 3.19 of the Company Disclosure Schedules;

(x) any Contract with any Person under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar Intellectual Property Rights;

(xi) each Contract providing for the invention, creation, conception or other development of any Intellectual Property (A) by the Company, any Subsidiary of the Company, for any third party, (B) by any third party for the Company, any Subsidiary of the Company, or (C) jointly by the Company, any Subsidiary of the Company, and any third party;

(xii) each Contract providing for the assignment or transfer of any ownership interest in any Intellectual Property by (A) the Company, any Subsidiary of the Company, to any third party or

(B) any third party to the Company, any Subsidiary of the Company other than the grant of licenses in the ordinary course of business;

(xiii) each Contract pursuant to which (A) any right, license, permission, consent or covenant not to sue with respect to any Intellectual Property is granted to the Company or any Subsidiary of the Company, by any third party or (B) any right, license, permission, consent or covenant not to sue with respect to any Intellectual Property is granted by the Company or any Subsidiary of the Company, to any third party, in each case (A) and (B), other than Contracts for any “off-the-shelf”, “shrink-wrap” or “click-wrap” Software that is generally commercially available on standard and unmodified terms for an aggregate fee, royalty or other consideration of no more than £500,000;

(xiv) any Contract (A) governing the terms of, or otherwise related to, the employment, engagement or services of any current director, manager, officer, employee, individual independent contractor or other service provider of a Group Company whose annual base salary (or, in the case of an independent contractor, annual base compensation) is in excess of £500,000, or (B) providing for any Change of Control Payment of the type described in clause (a) of the definition thereof;

(xv) any Contract (A) for the disposition of any material portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person, or (B) under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation, in excess of £1,000,000;

(xvi) any settlement, conciliation or similar Contract, (A) the performance of which would be reasonably likely to involve any material payments after the Original Date, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on any Group Company (or Armada after the Closing); and

(xvii) any Contract the performance of which requires either (A) annual payments to or from any Group Company in excess of £1,000,000 or (B) aggregate payments to or from any Group Company in excess of £10,000,000 over the life of the agreement and, in each case, that is not terminable by the applicable Group Company without penalty upon less than ninety (90) days’ prior written notice.

(b) (i) Each Material Contract is a valid and binding obligation on the applicable Group Company and the counterparties thereto, and is in full force and effect and enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, the counterparties thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity), (ii) the applicable Group Company and to the Company’s knowledge, the counterparties thereto are not in material breach of, or default under, any Material Contract and (iii) no event has occurred that (with or without due notice or lapse of time or both) would result in a material breach of, or default under, any Material Contract by the applicable Group Company or to the Company’s knowledge, the counterparties thereto. The Company has made available to Armada true and complete copies of all Material Contracts in effect as of the Original Date, including any and all exhibits, schedules and amendments thereto.

Section 3.8 Absence of Changes. During the period beginning on the date of the Latest Balance Sheet and ending on the Second Amendment Date, (a) no Company Material Adverse Effect has occurred, (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, the Group Companies have conducted their businesses in the ordinary and normal course in all material respects, and (c) no Group Company has taken any action set forth in Section 5.1(b).

Section 3.9 Litigation. There is (and since January 1, 2019 there has been) no Proceeding pending or, to the Company’s knowledge, threatened against or involving any Group Company or any Group Company’s officers, directors, employees, contractors or agents (in their capacity as such) or (in respect of activities performed by a Person on behalf of a Group Company) any Person for whose acts or defaults any Group Company may be vicariously liable which, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole and there are to the Company’s knowledge no existing circumstances likely to give rise to any such Proceeding. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. As of the Original Date, except as would not reasonably be expected to be material to the Company or any of its Subsidiaries, there are no Proceedings by a Group Company pending against any other Person.

Section 3.10 Compliance with Applicable Law. Each Group Company (a) conducts (and since January 1, 2016 has conducted) its business in accordance with all Laws and Orders applicable to such Group Company and is not in violation of any such Law or Order and (b) has not received any written communications or any other communications from a Governmental Entity which is outstanding and that alleges that such Group Company is not in compliance with any Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.11 Employee Plans.

(a) Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans (including, for each such Employee Benefit Plan, its jurisdiction). With respect to each material Employee Benefit Plan, the Group Companies have provided Armada with true and complete copies of the material documents pursuant to which the plan is maintained, funded and administered.

(b) There are no pending or, to the Company’s knowledge, threatened, material claims or Proceedings with respect to any Employee Benefit Plan (other than routine claims for benefits) that are material to the Group Companies, taken as a whole. With respect to each Employee Benefit Plan, all contributions, distributions, reimbursements and premium payments that are due have been timely made, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(c) The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not materially (alone or in combination with any other event) under existing contractual provisions to which the Company is party (i) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies or (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, or (iv) result in the termination of any current director, manager, officer, employee, individual independent contractor or other service provider of any of the Group Companies.

(d) No Key Employee will, as a result of the consummation of the transactions contemplated by this Agreement, and otherwise than as expressly contemplated by this Agreement, be entitled to receive any payment or benefit to which he/she would not otherwise have been entitled or be entitled to treat either such event as amounting to a breach of his/her terms and conditions of employment or treat him/herself as dismissed or released from any obligation.

(e) Each Employee Benefit Plan that is required to be registered with HM Revenue & Customs, has been registered with HM Revenue & Customs. No Employee Benefit Plan has any material unfunded or underfunded Liabilities. No Benefit Plan in relation to the Group Companies in the UK provides retirement benefits which are not “money purchase benefits” as defined in section 181 of the UK Pension Schemes Act 1993. Each Group Company in the UK: (i) has at all times complied with its auto-enrolment obligations under the UK Pensions Act 2008; (ii) has not at any time employed a member of, or been associated or connected (as defined in section 51(3) of the UK Pensions Act 2004) with an employer which employed a member of, an occupational defined benefit pension scheme; and (iii) has not at any time employed an employee who has a right to pension benefits which are not benefits for old age, invalidity or survivors as a result of the transfer of his contract of employment from another employer under the UK Transfer of Undertakings (Protection of Employment) Regulations 2006.

Section 3.12 Environmental Matters. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole:

(a) None of the Group Companies have received any written communication or other communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation of, or Liability under, any Environmental Laws.

(b) There is (and since January 1, 2016 there has been) no Proceeding pending or, to the Company’s knowledge, threatened against or involving any Group Company in respect to any Environmental Laws.

(c) No Group Company has manufactured, released, stored or disposed, of, so as to give rise to contamination by, or exposure of any Person to, any Hazardous Substances, in each case in a manner that has given or would give rise to Liabilities of the Group under Environmental Law.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company Registered Intellectual Property, and (ii) Company Licensed Intellectual Property that is material to the business of the Group Companies, in each case, as of the Second Amendment Date. Section 3.13(a) of the Company Disclosure Schedules lists, for each item of Company Registered Intellectual Property as of the Second Amendment Date (A) the record owner of such item, (B) the jurisdiction(s) in which such item has been issued or registered or filed, and (C) the issuance, registration or application date, as applicable, for such item.

(b) As of the Original Date, all necessary fees and filings due with respect to any Company Registered Intellectual Property have been submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such Company Registered Intellectual Property in full force and effect. As of the Original Date, no issuance or registration obtained and no application filed by the Group Companies for any Intellectual Property Rights has been cancelled, abandoned, allowed to lapse or not renewed, except where such Group Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. There are no (and since January 1, 2016 there have been no) material Proceedings pending, including litigations, interference, re-examination, inter parties review, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the Company Registered Intellectual Property and no such material Proceedings are threatened by any Governmental Entity or any other Person and, to the Company’s knowledge, there are no existing circumstances likely to give rise to any such Proceedings.

(c) A Group Company exclusively, legally and beneficially owns all right, title and interest in and to all material Company Owned Intellectual Property, free and clear of all Liens or obligations to others (other than Permitted Liens) and is not held jointly or in common with any other Person. No Group Company has transferred ownership of, or granted any exclusive license with respect to, any material Company Owned Intellectual Property to any other Person.

(d) Section 3.13(d) of the Company Disclosure Schedules sets forth a list of all current Contracts for Company Licensed Intellectual Property that are material to the business of the Group Companies as of the Original Date, excluding any licenses to off-the-shelf software.

(e) The applicable Group Company has enforceable rights under all Contracts for Company Licensed Intellectual Property to use, sell, license and otherwise exploit (as the case may be) the relevant Company Licensed Intellectual Property to the extent required by the applicable Group Company to conduct its business in the ordinary course, no written notice having been given on either side to terminate the Contracts, and the obligations of all parties to such Contracts have been fully complied with.

(f) The Company Owned Intellectual Property and the Company Licensed Intellectual Property, constitutes all of the material Intellectual Property Rights used by the Group Companies in the operation of their respective businesses, and all Intellectual Property Rights necessary and sufficient to enable the Group Companies to conduct their respective businesses as currently conducted in all material respects, and all such Company Owned Intellectual Property and Company Licensed Intellectual Property shall be available for use immediately after the Closing Date by each Group Company on terms and conditions substantially identical to those under which each Group Company owned or used such Company Owned Intellectual Property and Company Licensed Intellectual Property as at the Original Date.

(g) The Company Registered Intellectual Property and the Company Owned Intellectual Property is valid, subsisting and enforceable.

(h) Each Group Company’s directors, employees, consultants, advisors and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any Company Owned Intellectual Property (each such person, a “Creator”) have agreed or are otherwise legally bound, to maintain and protect the trade secrets and confidential information of all Group Companies. Each Creator has entered into a written agreement with the relevant Group Company pursuant to which such Company Owned Intellectual Property is owned by the relevant Group Company absolutely and all such Creators have waived or assigned to such Group Company all Intellectual Property Rights authored, invented, created, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with such Group Company.

(i) Each Group Company has taken all reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned by each Group Company. Without limiting the foregoing, no Group Company has knowingly disclosed any trade secrets, know-how or confidential information to any other Person unless such disclosure was under an appropriate written non-disclosure agreement or other obligation of confidentiality containing appropriate limitations on use, reproduction and disclosure. There has been no violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information of or in the possession each Group Company, or of any written obligations with respect to such.

(j) None of the Company Owned Intellectual Property and none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Owned Intellectual Property, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(k) Neither the conduct of the business of the Group Companies offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Group Companies nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Owned Intellectual Property infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any Intellectual Property Rights of any other Person and no written notice or allegation that is still outstanding has been received by the Group Companies that the Group Companies are infringing any Intellectual Property Rights of any other Person.

(l) Since January 1, 2016, there is no material Proceeding pending nor has any Group Company received any written communications or any other communications (i) alleging that a Group Company has infringed or misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (iii) inviting any Group Company to take a license under any Patent or other Intellectual Property or consider the applicability of any Patents or other Intellectual Property to any products or services of the Group Companies or to the conduct of the business of the Group Companies.

(m) To the Company’s knowledge, no Person is infringing or misappropriating any Company Owned Intellectual Property in any material respect. Since January 1, 2018, no Group Company has made any written claim against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property in any material respect.

(n) No Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that is Company Owned Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. No event has occurred, and no circumstance or condition exists at the Original Date that will, or could reasonably be expected to, result in the delivery, license or disclosure of any source code that is owned by a Group Company or otherwise constitutes Company Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto.

(o) No Group Company has used, modified or distributed Open Source Software in a manner that would require any element of the Company Owned Intellectual Property to be disclosed or distributed in source code form, licensed for the purpose of making derivative works, attributable to a third party, restricted from commercial use or redistributable at no or minimal charge.

(p) No Company Software is or has become subject to any Open Source Software license and no Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the delivery, or provision of any Company Software or in any Company Offering, in each case, in a manner that subjects any Company Software or Company Offering to any Copyleft License (or that requires or purports to require any Company Person to grant any Intellectual Property License with respect to Patents).

(q) Any written Open Source Software policies of any Group Company are listed in Section 3.13(s) of the Company Disclosure Schedule, and complete and accurate copies thereof have been delivered to Armada.

(r) There has been no material deviation from or violation of such policies with respect to Open Source Software by the Company.

(s) Except as disclosed in Section 3.13(u) of the Company Disclosure Schedule, no Group Company nor any of their employees (in their capacity as such) is a contributor, committer or submitter with respect to any open source projects.

Section 3.14 Labor Matters.

(a) Section 3.14(a) of the Company Disclosure Schedules sets forth a true and complete list of all employees, independent contractors and other service providers of each Group Company as of November 30, 2021. The Group Companies have provided true and complete copies of the contracts of employment or engagement pursuant to which the Key Employees are employed or engaged. All other employees of the Group

Companies are employed under the template contracts of employment disclosed in the Company Disclosure Schedules and true and complete copies of all such templates have been provided to Armada by the Company. Copies of all Group Companies staff handbooks have been disclosed in the Company Disclosure Schedules and true and complete copies of all such handbooks and related policies and procedures have been provided to Armada by the Company.

(b) (i) None of the Group Companies (A) has any material Liability for any arrears of wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses), or any penalties, fines, interest, or other sums for failure to pay or delinquency in paying such compensation other than for amounts due for the current monthly period, and (B) has any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business); and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies; and (iii) the Group Companies have correctly classified all employees or independent contractors or other service providers of each Group Company.

(c) No Group Company is a party to or bound by any CBA and no employees of any Group Company are represented by any labor union, labor organization, works council, employee delegate, representative or other employee collective group with respect to their employment. There is no duty on the part of any Group Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group, including in connection with the execution and delivery of this Agreement, the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby. There has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, or other material labor disputes against or affecting any Group Company. There have been no labor organizing activities with respect to any employees of any Group Company.

(d) Section 3.14(d) of the Company Disclosure Schedules sets forth relevant details of all material employee layoffs, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages has occurred since January 1, 2020 or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, Order, directive, guideline or recommendation by any Governmental Entity in connection with or in response to COVID-19.

(e) No offer of a contract of employment or engagement has been made by any Group Company to any person who, if employed or engaged, would be a Key Employee of a Group Company, which has not yet been accepted, or which has been accepted but the individual’s employment or engagement has not commenced. No Key Employee of a Group Company has given or received notice terminating his contract of employment, nor so far as the Company is aware, is any such notice pending or threatened.

(f) In the last six years, no Group Company has been a party to a relevant transfer (as defined in the Transfer of Undertakings (Protection of Employment Regulations) 2006) and, within this period, none of its employees or former employees has transferred to a Group Company under any such regulations.

(g) The entry into and performance of this Agreement will not:

(i) result in any payment or other benefit to any officer or employee of any Group Company;

(ii) entitle any employee of any Group Company to give notice to terminate his contract of employment or to any additional period of notice;

(iii) so far as the Company is aware (having made no enquiry), result in any employees of any Group Company giving notice to terminate their employment; or

(iv) so far as the Company is aware, adversely affect any Group Company’s employee relations.

Section 3.15 Insurance. Section 3.15 of the Company Disclosure Schedules sets forth a list of all material policies or programs of self-insurance of property, fire and casualty, product liability, workers’ compensation and other forms of insurance owned or held by any Group Company as of the Original Date. Section 3.15 of the Company Disclosure Schedules also sets forth a list of all material (i) outstanding claims made by the Company, its Subsidiaries or any other Person under each such policy since January 1, 2019 or (ii) Proceedings under each such policy since January 1, 2019. All such policies are in full force and effect, all premiums due and payable thereon as of the Original Date have been paid in full as of the Original Date, and true and complete copies of all such policies have been made available to Armada. As of the Original Date any Group Company has not received any threatened termination of any such insurance policies. As of the Original Date, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. With respect to each such insurance policy to which any member of any Group Company is a beneficiary, the policy is, to the Company’s knowledge, legal, valid, binding and enforceable against such member of any Group Company in accordance with its terms and, except for policies that have expired under their terms in the ordinary course.

Section 3.16 Tax Matters.

(a) Each Group Company has prepared and timely filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b) Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, other service providers, creditor, equity interest holder or other third-party.

(c) No Group Company is currently the subject of a Tax audit or examination or has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed in each case with respect to material Taxes.

(d) No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e) No written rulings, clearances or similar agreements have been entered into with or issued by any Tax Authority with respect to a Group Company which agreement, clearance or ruling would be effective after the Closing Date.

(f) There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.

(g) No Group Company (i) has been a member of an Affiliated Group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was a Group Company), (ii) is, so far as the Company is aware, liable to pay any material Tax in consequence of the failure by any other Person (other than a Group Company)to discharge such Tax in circumstances where such other Person is primarily liable for such Tax, or (iii) is or has been a member of any Tax Consolidation (other than solely with other Group Companies).

(h) No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(i) No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) which could reasonably be expected to result in a material liability of a Group Company after the Closing Date.

(j) Each Group Company is tax resident only in its jurisdiction of incorporation.

(k) No Group Company is subject to a corporate income tax in a country other than the jurisdiction of its tax residence as a result of having a permanent establishment or an office or fixed place of business in that country, and no Group Company (other than Rezolve Mobile Commerce Inc) is engaged in a trade or business within the United States.

(l) No Group Company has claimed any Tax credits or benefitted from any Tax deferrals granted by any Tax Authority with respect to the COVID-19 pandemic for which repayment or other liability is owed, or is likely to be owed, after the Closing Date.

(m) So far as the Company is aware no Group Company has been required to provide a United Kingdom Tax Authority with any information pursuant to Part 7 of the Finance Act 2004 (as amended) or any related regulations (DOTAS) or any equivalent or similar regime in the jurisdiction in which it is established.

(n) All outstanding shares or securities issued by a Group Company (including any Company Shares) to an officer or employee (or prospective or former officer or employee) of a Group Company and which constitute “restricted securities” within the meaning of section 423 of the Income Tax (Earnings and Pensions) Act 2003 (“ITEPA”) are the subject of a valid election under section 431(1) ITEPA (or are deemed to be so subject, as a result of section 431A or otherwise), or are not subject to sections 426 to 430 ITEPA by virtue of section 430A, or were acquired for not less than their “IUMV” (as defined in section 428 ITEPA).

(o) Each Group Company has provided adequate reserves in accordance with GAAP in the most recent financial statements of such Group Company for any material Taxes of such Group Company that have not been paid, whether or not shown as being due on any Tax Return.

(p) No Group Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) entered into or created on or prior to the Closing Date; or (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date.

(q) No Group Company has in any year for which the applicable statute of limitations remains open distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(r) No Group Company has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(s) Each Group Company is classified as an association taxable as a corporation for U.S. federal income tax purposes.

Section 3.17 Brokers. Except as set forth on Section 3.17 of the Company Disclosure Schedule (which fees shall be the sole responsibility of the Company), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its controlled Affiliates for which any of the Group Companies has any obligation.

Section 3.18 Real and Personal Property.

(a) Owned Real Property. Section 3.18(a) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property owned by any of the Group Companies (the “Owned Real Property”). No Group Company has the benefit of any agreement for sale, agreement for lease, option, right of pre-emption, right of first refusal or any other right of acquisition in relation to any real property. The Group Companies’ possession and quiet enjoyment of the Owned Real Property has not been materially disturbed and there are no material disputes with respect to any Real Property Lease.

(b) Leased Real Property. Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by any of the Group Companies, or used or occupied pursuant to a license or any other contractual relationship by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases pursuant to which any Group Company is a tenant, licensee, landlord or licensor as of the Original Date. True and complete copies of all such Real Property Leases have been made available to Armada. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or default by any Group Company under any Real Property Lease, and no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default by a Group Company under any Real Property Lease or would permit termination of, or a material modification or acceleration thereof, by the counterparty to any Real Property Lease. The Group Companies’ possession and quiet enjoyment of the Leased Real Property under any Real Property Lease has not been materially disturbed, and there are no material disputes to which a Group Company is party with respect to any Real Property Lease. There are no fees or charges payable in connection with any Leased Real Property by a Group Company which are in the process of being reviewed.

(c) Use by any Group Company of the Owned Real Property and the Leased Real Property for the various purposes for which it is presently being used by such Company is permitted under all applicable Laws, including zoning or is a lawful nonconforming use, and is not subject to outstanding variances or special use permits. All improvements, additions and/or other alterations made by any Group Company are in material compliance with all applicable Laws, including those pertaining to zoning and building, are in good repair and condition (ordinary wear and tear excepted) and in relation to the Leased Real Properties, are otherwise in a state of repair and condition which is consistent and in full compliance with the relevant Group Companies’ obligations under the Real Property Leases.

(d) No Group Company, and no other company that was at any time a Subsidiary of any Group Company, has any actual or contingent liability in respect of Previously-owned Land and Buildings. No Group Company, and no other company that was at any time a Subsidiary of any Group Company, has given any guarantee or indemnity for any liability relating to any Previously-owned Land and Buildings or any other land or buildings. For the purposes of this paragraph “Previously-owned Land and Buildings” shall mean any land and/or buildings that have, at any time before the Original Date, been owned (under whatever tenure) and/or occupied and/or used by any Group Company but which are either: (i) no longer owned, occupied or used by such Group Company; or (ii) are owned, occupied or used by such Group Company but pursuant to a different lease, license, transfer or conveyance.

Section 3.19 Transactions with Affiliates. Section 3.19 of the Company Disclosure Schedules sets forth all Contracts between (a) any Group Company, on the one hand, and (b) any officer, director, partner, member, manager, registered equity holder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any immediate family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business, (ii) any Ancillary Document, and (iii) immaterial Contracts entered into in the ordinary course by the applicable Group Company and the applicable Company Related Party. No Company Related Party (A) owns any interest in any material asset or property used in any Group Company’s business, (B) possesses, directly or indirectly, any material financial interest in, or is, or is a director or executive officer of, any Person which is a material supplier, vendor, partner, customer, lessor or other material business relation of any Group Company or (C) owes any material amount to, or is owed any material amount by, any Group Company (other than accrued compensation, employee benefits, employee or director expense reimbursement, in each case, in the ordinary course of business). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 (including, for the avoidance of doubt, pursuant to the second sentence of this Section 3.19) are referred to herein as “Company Related Party Transactions”.

Section 3.20 Data Privacy and Security.

(a) Each Group Company has implemented adequate written policies and procedures consistent with its obligations under Privacy Laws and maintains and enforced such policies and procedures. Each Group Company is in all material respects in compliance with all applicable requirements of the Privacy Laws. No Group Company has received any written notice, order, complaint or other correspondence from any Governmental Entity or other person alleging a breach of, or non-compliance with, the Privacy Laws and so far as the Company is aware no circumstances exist which are likely to result in any such notice, order, complaint or other correspondence being sent, served, given or made.

(b) Each Group Company owns or has a valid, subsisting and enforceable license to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted or as conducted as at Closing, and such Company IT Systems shall be owned or available for use by each Group Company following the Closing on terms and conditions substantially identical to those under which each such Group Company owned or used such Company IT Systems as at the Original Date. Except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the operation of the business of the Group Companies, taken as a whole, all Company IT Systems are: (i) free from any defect, bug, virus or programming, design or documentation error, and (ii) in good working condition in all respects to effectively perform all information technology operations necessary for the operation of the Business in accordance with the specifications applicable to them (except for ordinary wear and tear), including for the avoidance of doubt, those under applicable Law. Since January 1, 2020, there have not been any failures, breakdowns, bugs in, security breaches, unauthorized access or use or continued substandard performance of any Company IT Systems or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration or use of any data which have materially disrupted the operations of the Company.

(c) Each Group Company has: (i) security measures, procedures or policies in place that are consistent with current industry practice to: (i) protect the Company IT Systems and any data held on such Company IT Systems; and (ii) prevent unauthorized access or the introduction of viruses or similar destructive code; and (ii) carried out regular reviews of the Company IT Systems and has remedied any weaknesses detected by such reviews.

(d) All material agreements relating to the Company IT Systems are provided under written agreements to which a Group Company is a party, and in respect of each such agreement: (i) it is in full force and effect, no notice having been given to terminate it; (ii) neither entering into, nor compliance with nor completion of, this Agreement will, or is likely to entitle a party to terminate, vary or make a claim under it; and (iii) the obligations of the Company or to the Company’s knowledge any other party under it have been complied with and no disputes have arisen in respect of it.

Section 3.21 Compliance with International Trade & Anti-Corruption Laws.

(a) None of the Group Companies, any of their respective officers, directors or any of their employees or other Representatives, or any other Persons acting for or on behalf of any of the foregoing since January 1, 2016: (i) is or has been a Sanctioned Person, or (ii) is conducting or has conducted business directly or indirectly with any Sanctioned Person.

(b) None of the Group Companies, any of their respective officers, directors or any of their employees or other Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, including without limitation, any government official (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate in violation of applicable law or (iii) otherwise engaged in any activity, practice or conduct in violation of any Anti-Corruption Laws, Export Control Laws or Sanctions Laws.

(c) None of the Group Companies, any of their respective officers, directors or any of their employees or other Representatives, or any other Persons acting for or on behalf of any of the foregoing has been the subject or target of any investigation, inquiry or enforcement Proceedings by any Governmental Entity regarding any offence, alleged offence, or potential offence of any Anti-Corruption Laws, Export Control Laws or Sanctions Laws, and no such investigation, inquiry or Proceedings is threatened or pending, and there are no circumstances likely to give rise to any such investigation, inquiry or Proceedings.

Section 3.22 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Group Companies for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective, when the Registration Statement / Proxy Statement is mailed to the Pre-Closing Armada Shareholders and at the time of the Armada Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.23 Regulatory Compliance.

(a) Conduct.

(i) (A) each Group Company is conducting, and has conducted, its business in compliance with all applicable Law in each case except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole and (B) each Group Company has in place and operates contractual arrangements with all outsourced providers of services to it in compliance with all applicable Law in each case, in all material respects.

(ii) Each Regulated Group Company has complied in all material respects with its financial resources, capital adequacy and professional indemnity insurance obligations and requirements as required by applicable Law and all applicable material indemnity insurance policies are in full force and effect, and there have been no claims made by or in respect of any Group Company under any of them.

(iii) (A) no Group Company receives or holds any “client money” (as defined in the FCA Handbook), and (B) no Regulated Group Company has any received written or other notice that any business has been carried on, or is being carried on, in violation of any provisions of the FCA Handbook.

(iv) Each Group Company has at all times maintained adequate policies, procedures, systems and controls in accordance with applicable Law .

(v) No Group Company has been a party to or alleged to have been party to any act or deliberate failure to act, which would result in any regulatory sanctions being threatened against or imposed upon that Group Company or the Group Companies.

(b) No Regulated Activity. No Group Company carries on, or purports to carry on, and has not at any time carried on or purported to carry on, any financial services activities within the scope of any regulatory regime in any jurisdiction, nor has it contravened any Law or regulations relating to the provision of financial services in any such jurisdiction. Except for the Regulated Group Companies, no Group Company carries on, or purports to carry on, and has not at any time carried on or purported to carry on, any activity for which a Permit is required (including, without limitation, a Permit under FSMA or FCA). No Group Company (nor any director, officer, employee, contractor, or agent of the Company or Person discharging a Controlled Function or Specified Function or who is subject to a Regulatory Code of Conduct in respect of any Regulated Group Company (in each case, in their capacity as such)) has contravened, in any material respect, any provision of FSMA, the FCA or of any regulations made thereunder.

Section 3.24 Investigation; No Other Representations.

(a) The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, Armada and (ii) it has been furnished with or given access to such documents and information about Armada and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b) In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article IV and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of Armada or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article IV and in the Ancillary Documents to which it is or will be a party, neither Armada nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.25 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), THE COMPANY ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN ARTICLE IV OR THE ANCILLARY DOCUMENTS, NEITHER ARMADA NOR ANY OTHER PERSON MAKES, AND ARMADA EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ARMADA THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN

ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ARMADA BY OR ON BEHALF OF THE MANAGEMENT OF ARMADA OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OTHER PERSON IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY or THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV OR THE ANCILLARY DOCUMENTS, THE COMPANY ACKNOWLEDGES AND AGREES THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ARMADA ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ARMADA, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY OTHER PERSON IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO ARMADA

Subject to Section 8.8, except (a) as set forth on the Armada Disclosure Schedules, or (b) except as set forth in any Armada SEC Reports filed prior to the Original Date (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements, disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature, whether or not appearing in such section), Armada, hereby represents and warrants to the Company, as of the Original Date, as follows:

Section 4.1 Organization and Qualification.

(a) Armada is an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable). Armada has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its business as presently conducted, except where the failure to have such power or authority would not have an Armada Material Adverse Effect.

Section 4.2 Authority. Armada has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Armada Shareholder Approval, the execution and delivery of this Agreement, the Ancillary Documents to which Armada is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the Original Date, will be upon execution thereof) duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of Armada. This Agreement has been and each Ancillary Document to which Armada is or will be a party will be, upon execution thereof, duly and validly executed and delivered by Armada and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of Armada (assuming this Agreement has been and the Ancillary Documents to which Armada is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto), enforceable against Armada in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 4.3 Board Approval. The Armada Board approval (including any required committee or subgroup of such board), by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way has (a) determined that the Transaction Proposals are in the best interest of Armada and its shareholders and declared it advisable, to enter into this Agreement and the Ancillary Documents and to consummate the transaction contemplated hereby and thereby, (b) approved the execution, delivery and performance by Armada of this Agreement, the Ancillary Documents to which Armada is or will be a party and the transactions contemplated hereby and thereby and (c) resolved to recommend, among other things, that the holders of Armada Shares vote in favor of the approval of this Agreement and the transactions contemplated by this Agreement, and directed that this Agreement and the transactions contemplated hereby, be submitted for consideration by the shareholders of Armada at the Armada Shareholders Meeting.

Section 4.4 Consents and Requisite Governmental Approvals; No Violations.

(a) No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of Armada with respect to Armada’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (ii) such filings with and approvals of NASDAQ to permit the Company Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on NASDAQ, (iii) such filings and approvals required in connection with the Pre-Closing Reorganization, (iv) the Armada Shareholder Approval, (v) the Consents set forth on Section 4.4 of the Armada Disclosure Schedules, and (vi) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have an Armada Material Adverse Effect.

(b) None of the execution or delivery by Armada of this Agreement or any Ancillary Document to which it is or will be a party, the performance by Armada of its obligations hereunder or thereunder or the consummation by Armada of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the Governing Documents of Armada, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Armada Material Contract to which Armada is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which Armada or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the assets or properties of Armada, except in the case of any of clauses (ii) through (iv) above, as would not have an Armada Material Adverse Effect.

Section 4.5 Brokers. Except for fees set forth on Section 4.5 of the Armada Disclosure Schedules, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Armada for which Armada has any obligation.

Section 4.6 Information Supplied. None of the information supplied or to be supplied by or on behalf of Armada in writing expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective, when the Registration Statement / Proxy Statement is mailed to the Pre-Closing Armada Shareholders and at the time of the Armada Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that Armada makes no representation with respect to any “risk factors” that do not constitute statements of fact, disclosures in any forward-looking statements, disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature, in each case, supplied by or on behalf of Armada for inclusion in, or relating to information to be included in, the Registration Statement / Proxy Statement.

Section 4.7 Capitalization of Armada.

(a) Section 4.7(a) of the Armada Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding Armada Shares and Public Warrants as of the Original Date. All outstanding Equity Securities of Armada (except to the extent such concepts are not applicable under the applicable Law of Armada’s jurisdiction of organization, incorporation or formation, as applicable, or other applicable Law) immediately prior to the consummation of the Pre-Closing Reorganization have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (i) were not issued in violation of the Governing Documents of Armada and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of Armada) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person.

(b) Except as expressly contemplated by this Agreement, the Ancillary Documents, the Armada SEC Reports or the transactions contemplated hereby or thereby or as otherwise either permitted pursuant to Section 5.9 or issued, granted or entered into, as applicable, in accordance with Section 5.9, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require Armada, and except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed in writing by the Company and Armada, as applicable, there is no obligation of Armada, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of Armada.

Section 4.8 SEC Filings. Armada has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the Original Date with the SEC pursuant to U.S. Federal Securities Laws since its initial public offering (collectively, including all of the statements, forms, reports and documents filed or furnished by it in connection with and subsequent to its IPO, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Armada SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the Original Date with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional Armada SEC Reports”). Each of the Armada SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional Armada SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the Armada SEC Reports or the Additional Armada SEC Reports. As of their respective dates of filing, the Armada SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional Armada SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of the Original Date, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Armada SEC Reports. To the knowledge of Armada, none of the Armada SEC Reports or the Additional Armada SEC Reports is subject to ongoing SEC review or investigation.

Section 4.9 Absence of Changes. Since the IPO and ending on the Original Date, no Armada Material Adverse Effect has occurred.

Section 4.10 Trust Account. As of the Original Date, Armada has an amount in cash in the Trust Account equal to at least $150,000,000. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to, and in accordance with, that certain Investment Management Trust Agreement, dated August 12, 2021 (the “Trust Agreement”), between Armada and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”). The Trust Agreement has not been amended or modified and is valid in full force and effect and is enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Armada SEC Reports or the Additional Armada SEC Reports to be inaccurate in any material respect or, to Armada’s knowledge, that would entitle any Person to any portion of the funds in the Trust t Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing Armada Shareholders who shall have elected to redeem their Armada Shares pursuant to the Governing Documents of Armada or (iii) if Armada fails to complete a business combination within the allotted time period set forth in the Governing Documents of Armada and liquidates the Trust Account, subject to the terms of the Trust Agreement, Armada (in limited amounts to permit Armada to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of Armada) and then the Pre-Closing Armada Shareholders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of Armada and the Trust Agreement. As of the Original Date, Armada has performed all material obligations required to be performed by it to date, and is not in material default, under the Trust Agreement, and, to Armada’s knowledge, no event has occurred which (with due notice or lapse of time or both) would constitute a material default under the Trust Agreement. As of the Original Date, there are no Proceedings pending with respect to the Trust Account. Since December 1, 2021, Armada has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby (including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing Armada Shareholders who have elected to redeem their Armada Shares pursuant to the Governing Documents of Armada, each in accordance with the terms of and as set forth in the Trust Agreement), Armada shall have no further obligation under either the Trust Agreement or the Governing Documents of Armada to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms. As of the Original Date, assuming the accuracy of the representations and warranties of the Company contained herein and compliance by the Company with its obligations hereunder, other than in respect of Armada Shareholder Redemptions, Armada has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to the Company on the Closing Date, assuming the Promissory Note is validly issued as contemplated herein.

Section 4.11 Listing. The issued and outstanding Armada Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “AACIU”. The issued and outstanding Armada Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “AACI.” The issued and outstanding Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “AACIW.” There is no Proceeding pending or, to the knowledge of Armada, threatened in writing against Armada by the NASDAQ or the SEC with respect to any intention by such entity to deregister the Armada Units, the Armada Shares or the Public Warrants or terminate the listing of Armada on the NASDAQ. None of Armada or any of its Affiliates has taken any action in an attempt to terminate the registration of the Armada Units, the Armada Shares or the Public Warrants under the Exchange Act. Armada is not in violation of any of the rules and regulations or applicable continuing listing requirements of the NASDAQ.

Section 4.12 Armada Material Contracts.

(a) The Armada SEC Reports include true and complete copies of each “material contract” (as such term is defined in Regulation S-K of the SEC) to which Armada is party (the “Armada Material Contracts”).

(b) Each Armada Material Contract is in full force and effect and, to the knowledge of Armada, is valid and binding upon and enforceable against each of the parties thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

Section 4.13 Transactions with Affiliates. Section 4.13 of the Armada Disclosure Schedules sets forth all Contracts between (a) Armada, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of Armada or the Sponsor, on the other hand (each Person identified in this clause (b), an “Armada Related Party”), other than (i) Contracts with respect to an Armada Related Party’s employment with, or the provision of services to, Armada entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation) (ii) Contracts with respect to a Pre-Closing Armada Shareholder’s or a holder of Public Warrants’ status as a holder of Armada Shares or Public Warrants, as applicable, and (iii) Contracts entered into after the Original Date that are either permitted pursuant to Section 5.9 or entered into in accordance with Section 5.9. No Armada Related Party (A) owns any interest in any material asset or property used in the business of Armada, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, vendor, partner, customer, lessor or other material business relation of Armada or (C) owes any material amount to, or is owed any material amount by, Armada (other than accrued compensation, employee benefits, employee or director expense reimbursement, in each case, in the ordinary course of business or pursuant to a transaction entered into after the Original Date that is either permitted pursuant to Section 5.9 or entered into in accordance with Section 5.9). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.13 (including, for the avoidance of doubt, pursuant to the second sentence of this Section 4.13) are referred to herein as “Armada Related Party Transactions”.

Section 4.14 Litigation. As of the Original Date, there is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to Armada’s knowledge, threatened against or involving Armada that, if adversely decided or resolved, would be material to Armada, taken as a whole. As of the Original Date, neither Armada nor any of its properties or assets is subject to any material Order. As of the Original Date, there are no material Proceedings by Armada pending against any other Person.

Section 4.15 Compliance with Applicable Law. Armada (a) conducts (and since its organization, incorporation or formation, as applicable, has conducted) its business in accordance with all Laws and Orders applicable to Armada and is not in violation of any such Law or Order, including any Law or Order related to COVID-19 and (b) has not received any written communications or any other communications from a

Governmental Entity that alleges that Armada is not in compliance with any Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to Armada, taken as a whole.

Section 4.16 Business Activities. Since its incorporation, Armada has not conducted any business activities other than the activities (a) in connection with or related to its incorporation or continuing corporate (or similar) existence, (b) directed toward the accomplishment of a business combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (c) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in Armada’s Governing Documents, there is no Contract binding upon Armada or to which Armada is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Armada, any acquisition of property by Armada or the conduct of business by Armada (including, in each case, following the Closing).

Section 4.17 Internal Controls; Listing; Financial Statements.

(a) Armada has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(b) Since its initial public offering, Armada has complied in all material respects with all applicable listing and corporate governance rules and regulations of NASDAQ. The classes of securities representing issued and outstanding Armada Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NASDAQ. As of the Original Date, there is no material Proceeding pending or, to Armada’s knowledge, threatened against Armada by NASDAQ or the SEC with respect to any intention by such entity to deregister Armada Shares or prohibit or terminate the listing of Armada Shares on NASDAQ. Armada has not taken any action that is designed to terminate the registration of Armada Shares under the Exchange Act.

(c) The Armada SEC Reports contain true and complete copies of the applicable Armada Financial Statements. The Armada Financial Statements (i) fairly present in all material respects the financial position of Armada as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods indicated (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (iii) in the case of the audited Armada Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(d) Armada has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for Armada’s assets. Armada maintains and, for all periods covered by the Armada Financial Statements, has maintained books and records of Armada in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of Armada in all material respects.

Section 4.18 No Undisclosed Liabilities.

(a) Except for the Liabilities (a) set forth in Section 4.18 of the Armada Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary

Document, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (including, for the avoidance of doubt, the Armada Expenses and any Liabilities arising out of, or related to, any Proceeding related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, including any shareholder demand or other shareholder Proceedings (including derivative claims) arising out of, or related to, any of the foregoing), (c) set forth or disclosed in the Armada Financial Statements, (d) that have arisen since the date of the most recent balance sheet included in the Armada SEC Reports in the ordinary course of business, (e) that are either permitted pursuant to Section 5.9 or incurred in accordance with Section 5.9, or (f) that are not, and would not reasonably be expected to be, individually or in the aggregate, material to Armada, taken as a whole, Armada does not have any Liabilities.

(b) Immediately prior to Closing, Armada will have repaid and/or settled and/or discharged all outstanding Liabilities that it owes to any Person (including, without limitation, the liabilities set out or disclosed in the Armada Disclosure Schedules and Armada Financial Statements and any liabilities in respect of tax whether or not actually due for payment).

Section 4.19 Tax Matters

(a) Armada has prepared and timely filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and Armada has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b) Armada has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, other service providers, creditor, equity interest holder or other third-party.

(c) Armada is not currently the subject of a Tax audit or examination or has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed in each case with respect to material Taxes.

(d) As of the Original Date, other than as set forth in or provided by this Agreement or any Ancillary Document, so far as Armada is aware, there are no facts, circumstances or plans that, either alone or in combination, would reasonably be expected to prevent the transactions contemplated by this Agreement from qualifying for the Intended Tax Treatment.

Section 4.20 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Armada Disclosure Schedule), Armada hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to Armada, its respective affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to the Company, its affiliates or any of their respective Representatives by, or on behalf of, Armada, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, neither Armada nor any other person on behalf of Armada has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Company, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Armada (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to the Company, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

Section 4.21 EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ARMADA OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), ARMADA ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN ARTICLE III OR THE ANCILLARY DOCUMENTS, THE COMPANY DOES NOT MAKE, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OF EACH GROUP COMPANY THAT HAVE BEEN MADE AVAILABLE TO ARMADA OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE COMPANY BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ARMADA OR ANY OTHER PERSON IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III OR THE ANCILLARY DOCUMENTS, ARMADA ACKNOWLEDGES AND AGREES THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF THE COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY OR ANY OTHER GROUP COMPANY, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ARMADA OR ANY OTHER PERSON IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business of the Company.

(a) From and after the Original Date until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Original Company shall up to and including the date of completion of the Pre-Closing Demerger (and the New Company shall in respect of the period after completion of the Pre-Closing Demerger), and the Original Company shall cause its Subsidiaries up to and including the date of completion of the Pre-Closing Demerger (and the New Company shall cause its Subsidiaries in respect of the period after completion of the Pre-Closing Demerger) to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, or as consented to in writing by Armada (such consent not to be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course in all material respects (including continuing to make capital expenditures in the ordinary course of business and in accordance with the capital expenditure and cash budget delivered to Armada prior to the Original Date), (ii) use commercially reasonable efforts to maintain and preserve intact the business organization, assets, properties and material business relations of the Group Companies, taken as a whole, (iii) use commercially reasonable efforts to keep available the services of the current officers, key employees and consultants of the Company, and (iv) conduct the business of the Group Companies in compliance with applicable Law in all material respects and to notify Armada immediately (upon becoming aware of the same) in the event that any of the representations or warranty contained herein ceases to be true and complete in all material respects.

(b) Without limiting the generality of the foregoing, from and after the Original Date until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Original Company shall and shall cause its Subsidiaries up to the Demerger Completion (and the New Company shall cause its Subsidiaries in respect of the period after the Demerger Completion) to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law or any Governmental Entity, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as consented to in writing by Armada (it being agreed that any request for such consent shall not be unreasonably withheld, conditioned or delayed), not do any of the following:

(i) declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase or redeem any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company, or otherwise pay any fees, commissions, expenses or other amounts to the Company Shareholders or any of their Affiliates (other than compensation paid in the ordinary course of business and otherwise in accordance with this Section 5.1(b));

(ii) (A) merge, consolidate, combine or amalgamate with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(iii) adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents or the Company Shareholder Agreement;

(iv) (A) sell, assign, abandon, lease, license or otherwise dispose of any material assets or properties, other than inventory or obsolete equipment in the ordinary course of business, or (B) except in the ordinary course of business, create, subject or incur any Lien on or in respect of any material assets or properties (other than any Permitted Liens);

(v) permit any material item of Company Owned Intellectual Property to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings which are required to maintain such Company Owned Intellectual Property in force as it is currently, or fail to pay all required fees and taxes required or advisable to maintain and protect its interest in each and every material item of Company Owned Intellectual Property;

(vi) transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien (or enter into any Contract with respect to any of the foregoing), (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company;

(vii) incur, create or assume any Indebtedness (other than in the ordinary course of business and which is less than £50,000 individually or in the aggregate);

(viii) cancel or forgive any Indebtedness owed to the Company or any of its Subsidiaries;

(ix) grant any Lien;

(x) enter into any compromise or settlement of, or take any other action with respect to, any Proceeding;

(xi) make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between the Company and any of its wholly owned Subsidiaries and (B) the reimbursement of expenses of employees in the ordinary course of business;

(xii) (A) adopt, enter into, materially amend or modify or terminate any material Employee Benefit Plan of any Group Company or any material benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the Original Date, (B) except as required by Law or in the ordinary course of business, materially increase or decrease the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (D) hire, furlough or terminate (other than for “cause”) any director, officer, or executive-level employee of any Group Company, or (E) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company;

(xiii) enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies in excess of £100,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company;

(xiv) authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;

(xv) change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards, or otherwise required by GAAP or Securities Laws, or change any Group Company’s accounting reference date;

(xvi) enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement or any Ancillary Document;

(xvii) make or grant any Change of Control Payment that is not set forth on Section 3.2(d) of the Company Disclosure Schedules;

(xviii) make any alterations or improvements to the Owned Real Property or the Leased Real Property, or amend any written or oral agreements affecting the Owned Real Property or the Leased Real Property;

(xix) unless required by Law, (i) modify, extend, or enter into any CBA or (ii) recognize or certify any labor or trade union, labor organization, works council, or group of employees of the Group Companies as the bargaining representative for any employees of the Group Companies;

(xx) (A) amend, modify or terminate any Material Contract (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms) (other than in the ordinary course of business), (B) waive any material benefit or right under any Material Contract or (C) enter into any Contract that would constitute a Material Contract if it had been entered into prior to the Original Date (other than in the ordinary course of business);

(xxi) enter into, amend, modify, or waive any material benefit or right under, any Company Related Party Transaction;

(xxii) materially accelerate the collection of accounts receivable, materially delay the payment of accounts payable or accrued expenses, materially delay the purchase of supplies or materially delay capital expenditures, repairs or maintenance or otherwise change the cash management of the Group Companies;

(xxiii) make or commit to make any capital expenditures that exceed, individually or in the aggregate £250,000 over the annual budgeted amount (as contemplated in the annual budget provided to

Armada prior to the Original Date) for the current fiscal year or otherwise materially reduce or fail to make any capital expenditure contemplated by such annual budget;

(xxiv) adopt or make any material change in any method of accounting, accounting policies or reporting practices for Tax purposes other than changes that are made in accordance with PCAOB standards, or otherwise required by GAAP or Securities Laws; make any material Tax election which is materially inconsistent with past practice; change or revoke any material Tax election in a manner which is materially inconsistent with past practice; file any material Tax Return or amended Tax Return in each case in a manner materially inconsistent with past practice, except as required by applicable Law; surrender any right to claim a refund of Taxes other than surrenders between Group Companies; fail to pay any material Tax as such Tax becomes due and payable unless such Tax is being contested in good faith; settle any material Tax claim or assessment with a Tax Authority; consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment by a Tax Authority, other than any such extension or waiver that is obtained in the ordinary course of business; or change its U.S. federal income tax classification; or

(xxv) enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1(b).

For the avoidance of doubt, the aforementioned provisions in Section 5.1(b) shall not apply to the proposed transfer of up to 44,692,737 Company Shares currently held at the Original Date by DBLP Sea Cow Limited to M1 RE Limited (or an equivalent number, subject to any adjustment to reflect the Pre- Closing Reorganization).

Section 5.2 Efforts to Consummate.

(a) Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article VI and, in the case of any Ancillary Document to which such Party will be a party after the Original Date, to execute and deliver such Ancillary Document when required pursuant to this Agreement, and (ii) the Company taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Disclosure Schedules to be terminated effective as of the Closing without any further obligations or Liabilities to the Company or any of its Affiliates (including the other Group Companies and, from and after the Closing, Armada)). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. Armada shall promptly inform the Company of any material communication between Armada, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform Armada of any material communication between the Company or any other Group Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, each Party and their respective Affiliates shall not enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of Armada and the Company. In furtherance and not in limitation of the foregoing in this Section 5.2(a), to the extent required under any Antitrust Laws, each party hereto agrees to promptly (and in connection with any required filings under the HSR Act, no later than ten (10) Business Days after the Original Date) make any required filing or application under Antitrust Laws, as applicable. Further, notwithstanding anything to the contrary contained in this Agreement, the Parties agree and acknowledge that any costs or fees related to any required filing or application under Antitrust Laws shall be borne 50/50 by Armada and the Company.

(b) Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article V that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.

Section 5.3 Confidentiality and Access to Information.

(a) The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained in this Agreement or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained in this Agreement or such Ancillary Document, as applicable, shall govern and control to the extent of such conflict.

(b) From and after the Original Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to Armada and its Representatives during normal business hours reasonable access to the directors, officers, books and records and properties of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies) as Armada or its Representatives may from time to time reasonably request. Notwithstanding the foregoing, none of the Group Companies shall be required to provide to Armada or any of its Representatives any information (i) if and to the extent doing so would (A) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (B) jeopardize protections afforded to any Group Company under the attorney-client or solicitor-client privilege or the attorney work product doctrine or (C) be a risk to the health or safety of any Group Company personnel or the personnel of any of their respective Representatives (provided that, in case of each of clauses (A) through (C), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and Armada or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law.

(c) The Parties hereby acknowledge and agree that the Confidentiality Agreement shall be automatically terminated effective as of the Closing without any further action by any Party or any other Person.

Section 5.4 Public Announcements.

(a) Subject to Section 5.4(b), Section 5.7 and Section 5.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the Company and Armada; provided, however, that each Party, the Sponsor and their respective Representatives may issue or make, as applicable, any such press release, public announcement or other communication (i) if such press release, public announcement or other communication is required by applicable Law (including the rules of any applicable stock exchange with jurisdiction), in which case, the disclosing Party or its applicable Representatives shall, unless and to the extent prohibited by such applicable Law, (x) if the disclosing Person is Armada or a Representative of Armada, reasonably consult with the Company in connection therewith and provide the Company with an opportunity to review and comment on such press release, public announcement or communication and shall consider any such comments in good faith, or (y) if the disclosing Party is the Company or a Representative of the Company, reasonably consult with Armada in connection therewith and provide Armada with an opportunity to review and comment on such press release, public announcement or communication and shall consider any such comments in good faith, (ii) to the extent such press release, public announcements or other communications contain only information previously disclosed in a press release, public announcement or other communication previously made in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that Armada, the Sponsor, the Company and their respective Representatives may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect former, current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities.

(b) The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and Armada prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the Original Date. Promptly after the execution of this Agreement on the Original Date, Armada shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and Armada shall consider such comments in good faith. A press release concerning this Agreement and the transactions contemplated hereby, each as amended hereby, shall be a joint press release in the form agreed by the Company and Armada prior to the execution hereof as of the Second Amendment Date and such press release (the “Amendment Press Release”) shall be released as promptly as reasonably practicable after the Second Amendment Date. Promptly after the execution of this Agreement on the Second Amendment Date, Armada shall file a current report on Form 8-K (the “Amendment Filing”) with the Amendment Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and Armada shall consider such comments in good faith. The Company, on the one hand, and Armada, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or Armada, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date (or such other date as may be mutually agreed to in writing by Armada and the Company prior to the Closing), the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), the Company shall file or cause to be filed a Form 20-F (the “Closing Filing”) as required by Securities Laws, which Closing Filing shall be mutually agreed upon by the Company and Armada prior to the Closing (such agreement not to be unreasonable withheld, conditioned or delayed by either the Company or Armada, as applicable). In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.5 Tax Matters

(a) Tax Treatment. No Party to the Business Combination Agreement makes any representation or provides any assurances to any other Party to the Business Combination Agreement or to any Armada stockholder or security holder as to the Tax treatment of the Business Combination.

(b) Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

Section 5.6 Exclusive Dealing. From the Original Date until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, knowingly encourage (including by means of furnishing or disclosing non-public information), knowingly facilitate, discuss with any third party or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that would reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities or other securities of any Group Company (or any controlled Affiliate or successor of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or facilitate or knowingly encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) notify Armada promptly upon receipt of any Company Acquisition Proposal by any Group Company, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep Armada reasonably informed on a prompt basis of any modifications to such offer or information.

Section 5.7 Preparation of Registration Statement / Proxy Statement. As promptly as reasonably practicable following the Original Date, Armada shall prepare (with the Company’s reasonable assistance and co-operation, including with respect to the Company’s delivery of the Closing Company Audited Financial Statements in accordance with this Agreement), and the Company shall file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include (i) a prospectus of the New Company for the registration with the SEC of the offering of the New Company Shares comprising the Aggregate Stock Consideration and Armada’s Public Shares and Public Warrants, and (ii) a proxy statement of Armada which will be used for the Armada Shareholders Meeting to adopt and approve the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by Armada’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and NASDAQ). For the avoidance of doubt, Armada and the Company shall have no obligations to file with the SEC the Registration Statement/Proxy Statement or any amendment thereto, unless and until the Company shall have delivered the Closing Company Audited Financial Statements and, if and as applicable the Other Closing Company Financial Statements in each case, in accordance with this Agreement. Each of Armada and the Company shall use its respective reasonable best efforts (in each case to the extent within its control) to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements (including the Closing Company Audited Financial Statements) of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the others of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. Armada, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for inclusion in any other statement, filing, notice or application made by or on behalf of Armada or the Company to the SEC or NASDAQ in connection with the transactions contemplated by this Agreement or the Ancillary Documents, including delivering the tax representation letters as provided by Section 5.5(c) to enable the delivery of any tax opinions requested or required by the SEC to be submitted in connection therewith as described in Section 5.5(c). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of Armada, the Company, or, in the case of the Company, Armada, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of Armada, the Company, or, in the case of the Company, Armada (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) the Company shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing Armada Shareholders. The Company and Armada shall as promptly as reasonably practicable advise the other of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of the Company Shares for offering or sale in any jurisdiction, and Armada and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to such Party or its Non-Party Affiliates or Representatives, supplied by or on its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, at the time it becomes effective under the Securities Act, and when the Registration Statement / Proxy Statement is mailed to the Pre-Closing Armada Shareholders and at the time of the Armada Shareholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8 Armada Shareholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, Armada shall (a) duly give notice of and (b) duly convene and promptly hold an annual meeting of its shareholders (the “Armada Shareholders Meeting”) in accordance with the Governing Documents of Armada, for the purposes of obtaining the Armada Shareholder Approval and, if applicable, any approvals related thereto and providing its applicable shareholders with the opportunity to elect to effect an Armada Shareholder Redemption. Armada shall, through the Armada Board, recommend to its shareholders, (A) the adoption and approval of this Agreement and the transactions contemplated hereby (including the transactions contemplated by Section 2.1 and Section 2.5, and the Company Reorganization) (collectively, the “Business Combination Proposal”); (B) the adoption and approval of the transactions contemplated by this Agreement, including the Pre-Closing Demerger, Company Reorganization, the PIPE Financing and to the extent applicable, the Merger (including any change of control in connection with the foregoing), in each case, as required by NASDAQ listing requirements (the “NASDAQ Proposal”); (C) the adoption and approval of the Company Incentive Equity Plan (the “Incentive Equity Plan Proposal”); (D) the adoption and approval of each other proposal that either the SEC or NASDAQ (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (E) the adoption and approval of each other proposal reasonably agreed to by Armada and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (F) the adoption and approval of a proposal for the postponement or adjournment of the Armada Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (F), collectively, the “Transaction Proposals”). The Armada Board recommendation contemplated by the preceding sentence shall be included in the Registration Statement / Proxy Statement. Notwithstanding the foregoing or anything to the contrary herein, Armada may postpone or adjourn the Armada Shareholders Meeting, after reasonable consultation with the Company (and after taking into account the Company’s input), (1) to solicit additional proxies for the purpose of obtaining the Armada Shareholder Approval, (2) for the absence of a quorum, (3) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Armada has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing Armada Shareholders prior to the Armada Shareholders Meeting or (4) if the holders of Armada Shares have elected to redeem a number of Armada Shares as of such time that would reasonably be expected to result in the condition set forth in Section 6.3(e) not being satisfied.

Section 5.9 Conduct of Business of Armada.

(a) From and after the Original Date until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Armada shall except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with or as a result of the Pre-Closing Reorganization, the Armada Shareholder Redemption or the PIPE Financing), as required by applicable Law, as set forth on Section 5.9 of the Armada Disclosure Schedules, or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed and in any event), (i) operate the business of Armada in the ordinary course in all material respects, (ii) use commercially reasonable efforts to maintain and preserve intact the business organization, assets, properties and material business relations of the Armada, taken as a whole, and (iii) not take any action with respect to itself that the Company and its Subsidiaries are prohibited from taking pursuant to Section 5.1.

Section 5.10 NASDAQ Listing.

(a) Armada shall use its reasonable best efforts to (i) cause the Company Securities issuable in accordance with this Agreement to be approved for listing on NASDAQ, subject to official notice of issuance thereof, and (ii) to satisfy any applicable initial and continuing listing requirements of NASDAQ, in each case as promptly as reasonably practicable after the Original Date, and in any event prior to the Closing. The Company shall, and shall cause its Representatives to, reasonably cooperate with Armada and each of its Representatives in connection with the foregoing.

(b) From the Original Date through the Closing, Armada shall notify the Company of any communications or correspondence received from the NASDAQ with respect to (i) the listing of the Company Shares or other securities of Armada or the Company, (ii) compliance by Armada or the Company with the rules and regulations of the NASDAQ, and (iii) any potential suspension of listing or delisting action contemplated or threatened by the NASDAQ with respect to the Company Shares or other securities of Armada or the Company.

Section 5.11 Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver in writing of the conditions set forth in Article VI and provision of notice thereof to the Trustee, (a) at the Closing, Armada shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Shareholders of Armada pursuant to the Armada Shareholder Redemption, (B) pay the amounts due to the underwriters of Armada’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to Armada, or as directed by Armada, in accordance with the Trust Agreement, and (D) cause the Promissory Note to be issued in accordance with this Agreement and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.12 Transaction Support Agreements. As of the Original Date, Armada has received from each Key Company Shareholder an executed Transaction Support Agreement.

Section 5.13 Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of Armada, as provided in Armada’s Governing Documents or otherwise in effect as of immediately prior to the Closing, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Closing for a period of six (6) years and (ii) the Company will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, the Company shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in Armada’s Governing Documents or other applicable agreements as in effect immediately prior to the Closing.

The indemnification and liability limitation or exculpation provisions of Armada’s Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified by the Company or any other Person following the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Closing, or at any time prior to such time, were directors or officers of Armada (the “Armada D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Closing and relating to the fact that such Armada D&O Person was a director or officer of Armada on or prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b) the Company shall purchase, at or prior to the Closing, and the Company shall maintain, or cause to be maintained, in effect for a period of six (6) years following the Closing, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of Armada in effect as of the Original Date with respect to matters occurring on or prior to the Closing. Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby) the coverage provided under Armada’s directors’ and officers’ liability insurance policies as of the Original Date.

(c) Prior to the Closing, Armada shall purchase and maintain for such periods as the Company’s Board shall in good faith determine following Closing, at the Company’s expense, insurance reasonable for the Company, given its size and activities, on behalf of any person who is a director or officer of the Company, or is serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including any direct or indirect subsidiary of the Company, against any expense, liability or loss asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, subject to customary exclusions.

(d) If the Company or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of the Company shall assume all of the obligations set forth in this Section 5.13.

(e) The Persons entitled to the indemnification, liability limitation, exculpation or insurance coverage set forth in this Section 5.13 are intended to be third-party beneficiaries of this Section 5.13. This Section 5.13 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Armada and the Company.

Section 5.14 Company Indemnification; Directors’ and Officers’ Insurance.

(a) Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the Closing, in either case, solely with respect to any matters occurring on or prior to the Closing, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect in accordance with their terms as in effect immediately prior to the Closing and (ii) the Company will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation. To the maximum extent permitted by applicable Law, the Company shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Closing. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not be amended, repealed or otherwise modified following the Closing in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Closing or at any time prior to the Closing, were directors or officers of the Group Companies (the “Company D&O

Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company on or prior to the Closing, unless such amendment, repeal or other modification is required by applicable Law.

(b) None of the Group Companies shall have any obligation under this Section 5.14 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c) The Company shall purchase, at or prior to the Closing, and the Company shall maintain, or cause to be maintained, in effect for a period of six (6) years following the Closing, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies in effect as of the Original Date with respect to matters occurring on or prior to the Closing. Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the Original Date.

(d) If the Company or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of the Company shall assume all of the obligations set forth in this Section 5.14.

(e) The Persons entitled to the indemnification, liability limitation, exculpation or insurance coverage set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of the Company.

(f) the Company and certain individuals shall enter into on Closing an indemnification deed in substantially the same form as set out in Exhibit E (the “Indemnification Deed”), pursuant to which the Company shall indemnify certain directors, officers and/or employees of the Company from certain liabilities as permitted by applicable Law.

Section 5.15 Post-Closing Directors, Name and Articles. Conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and NASDAQ listing requirements, Armada and the Company shall take all actions necessary or appropriate to cause (a) the ten (10) individuals identified in accordance with Section 5.15 of the Company Disclosure Schedules to be elected as members of the Board of Directors of the Company (the “the Company Board”), effective as of the Closing; (b) the Company Pre-IPO Articles of Association to be effective immediately prior to the Company Reorganization; (c) the Company Articles of Association to be effective as of the Closing. In the event that the Aggregate Transaction Proceeds equal or exceed $150m, then John Wagner shall not be elected as a member of the Company Board which shall then consist of nine (9) individuals.

Section 5.16 PCAOB Financials.

(a) The Company shall deliver to Armada, (i) as promptly as reasonably practicable (and in any event within 60 days) following the Original Date, the Closing Company Audited Financial Statements, and (ii) as promptly as reasonably practicable following the date of the relevant financial statement or other applicable period, the Other Closing Company Financial Statements, in each case, prepared in accordance with Section 3.4(b) (collectively, the “PCAOB Financials”).

(b) The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Group Companies, Armada in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by Armada with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Section 5.17 the Company Incentive Equity Plan; Further Dilution.

(a) At least one day prior to the effectiveness of the Registration Statement / Proxy Statement, the board of directors of the Company and the Armada Board shall each separately approve, and in the case of the Company, adopt an equity incentive plan, with such terms and conditions as mutually agreed to by the Parties at least five (5) Business Days prior to the effectiveness of the Registration Statement / Proxy Statement (the “Company Incentive Equity Plan”), in the manner prescribed under applicable Laws, with such the Company Incentive Equity Plan to be effective as of one day prior to the Closing Date. Notwithstanding the foregoing, the Parties agree and acknowledge that (A) the aggregate number of Company Shares authorized under the Company Incentive Equity Plan shall under no circumstances exceed the Total Pool Percentage, minus (y) the number of Company Shares issued or proposed to be issued in connection with the Additional Issuances (the “Plan Authorized Shares”), (B) the Company Incentive Equity Plan will not include any “evergreen” provision or similar provision providing for any increase in the number of Company Shares to be authorized under such plan, (C) the Reissued Options shall be issued following the Closing out of the Plan Authorized Shares and shall not increase the Plan Authorized Shares contemplated pursuant to this Section 5.17 under any circumstances (D) one half of the awards available to be made under the Company Incentive Equity Plan pursuant to (A) shall, during 2022 and 2023, be as determined by Daniel Wagner and the remainder by the Board (or the remuneration committee of the Board). The Company and the Key Company Shareholders covenant and agree that for the avoidance of doubt neither Armada nor any of its equity holders or any of their respective affiliates will as at Closing suffer any dilution of their Equity Interests in the Company as a result of any of the Additional Issuances beyond the Total Pool Percentage.

(b) The Parties agree and acknowledge that following June 30, 2023 (and assuming Closing occurs), the Board shall have the right to increase the number of Company Shares reserved under the Company Incentive Plan by up to 5% per annum for each calendar year commencing in and including 2023, subject to appropriate shareholder approval if required by applicable law or the NASDAQ rules and regulations.

Section 5.18 Employment Agreements and Restrictive Covenant Agreements.

(a) As soon as reasonably practicable following the Original Date and prior to the Closing, the Company will use commercially reasonable efforts to enter into employment agreements with the Key Employees, on terms and conditions and in form and substance reasonably agreeable to Armada, provided, however, that such agreements shall contain an initial term of at least twelve (12) months following the Closing Date and other terms appropriate for a public company as determined by the Parties (collectively, the “Employment Agreements”).

(b) As soon as reasonably practicable following the Original Date and prior to the Closing, the Company will enter into customary restrictive covenant agreements with each Key Company Shareholder, on terms and conditions and in form and substance reasonably agreeable to Armada (collectively, the “Restrictive Covenant Agreements”).

Section 5.19 Acquisition Shares. Deleted.

Section 5.20 Transaction Consents. As soon as reasonably practicable following the Original Date and prior to the Closing, the Company shall obtain the consents, approvals, filings and/or waivers set forth on Section 5.20 of the Company Disclosure Schedules, in form and substance reasonably acceptable to Armada (the “Pre-Closing Consents”). The Company shall promptly inform Armada upon receipt of any such consent, approval, filing or waiver as contemplated by this Section 5.20, together with a copy of such consent or waiver.

Section 5.21 Company Stockholders’ Written Consent. Upon the terms set forth in this Agreement, the Company shall seek the irrevocable written consent, in form and substance reasonably acceptable to Armada, of holders of the Requisite Approval, as applicable, in favor of the approval and adoption of this Agreement and the Pre-Closing Reorganization and all other transactions contemplated by this Agreement (other than the Pre-Closing Demerger) (the “Written Consent”) as soon as reasonably practicable after the date on which the Registration Statement/Proxy Statement is declared effective and in any event within twenty-four (24) hours after Armada notifies the Company of the effectiveness of the Registration Statement/Proxy Statement.

Section 5.22 Post-Closing Transfer of Rezolve USA and Cancellation of Promissory Note. Immediately following the Closing, the Parties will use reasonably best efforts to effect the acquisition of Rezolve Mobile Commerce Inc., a Delaware corporation and subsidiary of the Company, by the Surviving Company, in exchange for capital stock of the Surviving Company (the “Rezolve USA Consideration”), pursuant to documentation reasonably acceptable to the Parties (the “Rezolve USA Acquisition”). Immediately following the effectiveness of the Rezolve USA Acquisition, the Surviving Company will distribute the Promissory Note to the Company in exchange for the Rezolve USA Consideration, thereby extinguishing it.

Section 5.23 Transfer of Ownership in Rezolve Technology S.L.U. Promptly following the Original Date and prior to the Closing, the Company shall effect the transfer of all of the issued and outstanding Equity Securities of Rezolve Technology S.L.U. (registered in Spain with tax company number B01869775) from the current holder(s) thereof to the Company, so that following such transfer and prior to the Closing, the Spain Subsidiary is wholly owned by the Company pursuant to documentation reasonably acceptable to Armada (the “Spain Subsidiary Transfer”).

Section 5.24 Transfer of Intellectual Property. Promptly following the Original Date and prior to the Closing, the Intellectual Property and domain names set forth on Section 5.24 of the Company Disclosure Schedules shall be transferred to the applicable member of the Group Companies, pursuant to documentation reasonably acceptable to Armada (the “Pre-Closing IP Transfer”).

Section 5.25 Transfer of Certain Employees. Promptly following the Original Date and prior to the Closing, the Company shall use commercially reasonable efforts to transfer the employment of (i) all employees who are currently residing in India from the Company to Rezolve Technology Pvt. Ltd. prior to the Closing, in form and substance reasonably acceptable to Armada, prior to the Closing, in form and substance reasonably acceptable to Armada. The Parties agree and acknowledge that to the extent any such employee’s employment is not transferred pursuant to this Section 5.25 prior to the Closing, the Company shall ensure that such transfers are completed within sixty (60) days following the Closing Date.

Section 5.26 PIPE Subscription Agreements. Armada and the Company shall each use its reasonable efforts to satisfy the conditions of the PIPE Investors’ closing obligations contained in the PIPE Subscription Agreement (if any), and consummate the transactions contemplated thereby. Armada and the Company shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or any replacements or terminations of, the PIPE Subscription Agreement (if any) in any manner other than (a) as expressly provided for by the terms of the PIPE Subscription Agreement, or (b) to reflect any permitted assignments or transfers of the PIPE Subscription Agreement by the PIPE Investors pursuant to the PIPE Subscription Agreement, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). The Company and Armada shall use their respective reasonable efforts prior to the Closing to procure one or more further investors to enter into PIPE Subscription Agreement(s) with Armada and the Company for the PIPE Financing in form and substance reasonably satisfactory to the Parties.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE CLOSING

Section 6.1 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the Closing are subject to the satisfaction or, if permitted by applicable Law, waiver in writing by the Party for whose benefit such condition exists of the following conditions:

(a) no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect;

(b) the Registration Statement / Proxy Statement shall have been filed and will be effective in accordance with the provisions of the Securities Act as of the Closing, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no Proceeding seeking such a stop order shall have been threatened in writing or initiated by the SEC and remain pending;

(c) the Armada Shareholder Approval shall have been obtained;

(d) the Pre Closing Demerger, Company Reorganization and the Merger shall have occurred;

(e) the Company Incentive Equity Plan shall be effective at Closing;

(f) each Consent set forth on Section 6.1(f) of the Armada Disclosure Schedules shall have been obtained (or deemed, by applicable Law, to have been obtained), as applicable;

(g) All required filings under any Antitrust Law shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under any applicable Antitrust Law shall have expired or been terminated, and any pre-Closing reviews, approvals or clearances reasonably required thereunder, or by the NASDAQ or any other Governmental Authority shall have been completed or obtained;

(h) the applicable Company Securities to be issued pursuant to this Agreement shall have been approved for listing on NASDAQ, subject to official notice of the issuance thereof;

(i) after giving effect to the transactions contemplated hereby (including the Company Reorganization, the PIPE Financing, the Merger and the Promissory Note), the Company shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing;

(j) (i) the Company Fundamental Representations shall be true and correct in all material respects as of the Original Date and as of the Second Amendment Date in relation to the Original Company and as of the Closing Date in relation to the New Company (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein), as though (in the latter case) made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties of the Company (other than the representations and warranties contemplated by clause (i)) contained in Article III of this Agreement shall be true and correct

(without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Original Date and as of the Second Amendment Date in relation to the Original Company and as of the Closing Date in relation to the New Company as though (in the latter case) made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(k) the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing;

(l) The Transactions have not been called-in for review by the Government under the National Security and Investment Act 2021 (“NSI Act”) indicating that the Transaction may rise national security issues (the “call-in notice”). For the avoidance of doubt, in the event a call-in notice is served on the Company by the UK Secretary of State in the period prior to Closing, this condition shall nonetheless be satisfied if the Secretary of State either: (a) gives a final notification confirming that no further action will be taken in relation to Transaction under the NSI Act; or (b) makes a final order permitting the Transactions to proceed subject only to such remedies or requirements that are in all respects acceptable to Armada and the Company, and such order not being revoked or varied before Closing;

(m) Since the Original Date, no Company Material Adverse Effect shall have occurred;

(n) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, the following documents to Armada:

(i) a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.1(j), Section 6.1(k), 6.1(l) and 6.1(m) are satisfied, in a form and substance reasonably satisfactory to the Company; and

(ii) the Investor Rights Agreement duly executed by the Company, Armada and the Sponsor.

Section 6.2 Other Conditions to the Obligations of Armada. The obligations of Armada to consummate the Closing are subject to the satisfaction or, if permitted by applicable Law, waiver in writing by Armada of the following further conditions:

(a) at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to Armada the following documents:

(i) the Investor Rights Agreement duly executed by applicable parties thereto;

(ii) the Exchange Agent Agreement, duly executed by the Company.

(b) The Restrictive Covenant Agreements shall have been duly executed by the applicable parties thereto;

(c) The Promissory Note shall have been duly executed by the applicable parties thereto;

(d) The Company shall have timely delivered to Armada the PCAOB Financials;

(e) The Contracts listed on Section 6.2(e) of the Company Disclosure Schedules shall have been terminated, including for the avoidance of doubt, the Company Shareholder Agreement, in form and substance reasonably acceptable to Armada;

(f) The Written Consent shall have been received by Armada in accordance with the provisions of Section 5.21 of this Agreement;

(g) Other than those persons identified as continuing directors and officers on Schedule 6.2(g) of the Company Disclosure Schedules, all members of the board of directors, board of managers or similar governing body of each member of the Group Companies shall have executed written resignations in form and substance reasonably acceptable to Armada, effective as of the Closing Date.

(h) The Parties shall have caused the Company Board to consist of those individuals set forth on Section 5.15 of the Company Disclosure Schedules, effective as of the Closing;

(i) (A) the Company Pre-IPO Articles of Association shall be adopted on or immediately prior to the Company Reorganization, and (B) the Company Articles of Association in a form that is in all material respects the same as those appended at Exhibit F to this Agreement.(which supersede and replace the form of articles of association set out at Appendix 1 of the amendment deed on the First Amendment Deed) shall be filed and adopted effective as of the Closing.

(j) The Pre-Closing Consents have been obtained;

(k) The Spain Subsidiary Transfer shall have occurred;

(l) Each of Rezolve Technology S.L.U. (registered in Spain with tax company number B01869775), Rezolve Technology India) Privte Ltd (registered in India with company number CIN – U72900PN2021PTC199649), Rezolve Mobile Commerce Inc. (registered in the United States with company number 20162420380, previously known as Mobizar, Inc.), shall be wholly-owned subsidiaries of the Company after completion of the Pre Closing Demerger, pursuant to documentation and evidence reasonably acceptable to Armada; and

(m) Confirmation and evidence that all options to purchase Equity Securities of the Company or rights to receive such options as listed Schedule 3.2 of the Company Disclosure Schedule or otherwise (collectively, the “Promised Options”) have been rescinded and terminated in full and each such recipient of Promised Options shall have signed a customary release relating to such termination, pursuant to documentation and in form and substance reasonably acceptable to Armada; and

(n) The Pre-Closing IP Transfer should have occurred.

Section 6.3 Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the Closing are subject to the satisfaction or, if permitted by applicable Law, waiver in writing by the Company of the following further conditions:

(a) (i) the Armada Fundamental Representations shall be true and correct in all material respects as of the Original Date and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties of Armada (other than the representations and warranties contemplated by clause (i)) contained in Article IV of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Armada Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Original Date and as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause an Armada Material Adverse Effect;

(b) Armada shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing;

(c) at or prior to the Closing, Armada shall have delivered, or caused to be delivered, the following documents to the Company:

(i) a certificate duly executed by an authorized officer of Armada, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company;

(ii) the Exchange Agent Agreement, duly executed by Armada and the Exchange Agent;

(iii) the Investor Rights Agreement duly executed by Armada and the Sponsor; and

(iv) a properly executed certification that Armada Shares are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by Armada with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations.

Section 6.4 Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was proximately caused by the Company’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement. Armada may not rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was proximately caused by Armada’s failure to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a) by mutual written consent of Armada and the Company;

(b) by Armada, if any of the representations or warranties set forth in Article III shall not be true and correct or if the Original Company in respect of the period up to and including the date of completion of the Pre Closing Demerger and/or the New Company in respect of the period after completion of the Pre Closing Demerger (as applicable) has failed to perform any covenant or agreement on the part of the Original Company and/or the Company (as applicable) set forth in this Agreement (including an obligation to consummate the Closing when required by this Agreement), in each case, such that the condition to Closing set forth in either Section 6.1 or Section 6.2 would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by Armada, and (ii) the Termination Date; provided, however, Armada may not exercise its right to terminate this Agreement pursuant to this Section 7.1(b) if Armada is then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.3 from being satisfied;

(c) by the Company, if any of the representations or warranties set forth in Article IV shall not be true and correct or if Armada has failed to perform any covenant or agreement on the part of Armada set forth in this Agreement (including an obligation to consummate the Closing when required by this Agreement), in each case, such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Armada by the Company and (ii) the Termination Date; provided, however, the Company may not exercise its rights to terminate this Agreement pursuant to this Section 7.1(c) if it is then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.1(j) or Section 6.1(k) from being satisfied;

(d) by either Armada or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to fifteen (15) days prior to the last date on which Armada may consummate a Business Combination, as defined in and pursuant to the Second Amended and Restated Certificate of Incorporation of Armada, as approved or extended by the stockholders of Armada from time to time (the “Termination Date”); provided, that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to Armada if Armada’s breach of any of its covenants or obligations under this Agreement shall have primarily caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have primarily caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e) by either Armada or the Company, if any Governmental Entity having competent jurisdiction shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or action shall have become final and non-appealable;

(f) by either Armada or the Company if the Armada Shareholders Meeting has been held (including any adjournment or postponement thereof), has concluded, Armada’s shareholders have duly voted and the Armada Shareholder Approval was not obtained;

(g) by Armada if the Company shall have failed to deliver the Written Consent to Armada in accordance with Section 5.21 of this Agreement;

(h) by Armada if the PCAOB Financial Statements shall not have been delivered to Armada by the Company on or before the date that is sixty (60) days from the Original Date; or

(i) by either the Company or Armada after service of a Determination Notice.

Section 7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Representatives) with the exception of Section 5.3(a), this Section 7.2, Article VIII (other than Section 8.17, which shall terminate other than to the extent related to a surviving provision of this Agreement) and Article I (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with its terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect any Liability on the part of any Party for its willful and material breach of any covenant or agreement set forth in this Agreement prior to such termination or its fraud.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Non-Survival. The representations, warranties, agreements and covenants in this Agreement of the Parties and in the certificates delivered pursuant to Section 2.3(a), Section 2.3(b), Section 6.1(n)(i) and

Section 6.3(c)(i) shall terminate at the Closing, except for (a) those covenants and agreements that, by their terms, expressly contemplate performance in whole or in part after the Closing and (b) this Article VIII (other than Section 8.17, which shall terminate other than to the extent related to a surviving provision of this Agreement) and any corresponding definitions set forth in Article I, which shall survive the Closing until they have been performed or satisfied.

Section 8.2 Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents including any exhibits and schedules attached hereto or thereto) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of Armada and the Company; provided, however, that following the Closing, the prior written consent of the Sponsor shall be required for any assignment with respect to any continuing rights or obligations of the Sponsor under the Agreement. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.

Section 8.3 Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by Armada and the Company; provided, however, that following the Closing, the written agreement of the Sponsor shall be required for any amendment with respect to any continuing rights or obligations of the Sponsor or the Armada D&O Persons under this Agreement. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio. This Section 8.3 shall not limit the rights or obligations of any person under any Transaction Support Agreement.

Section 8.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)	If to Armada, to:

c/o Armada Acquisition Corp. I

1760 Market Street

Suite 612

Philadelphia, PA 19103

Attention: Doug Lurio and Stephen Herbert

Email: dlurio@luriolaw.com; sherbert@suncvllc.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1201 W Peachtree St NE #2800

Atlanta, GA 30309

Attention: Gerry Williams

Email: gerry.williams@dlapiper.com

(b)	If to the Original Company, to:

Rezolve Ltd

80 New Bond Street

London

W1S 1SB

Attention: Dan Wagner, Chief Executive Officer

Email: danwagner@rezolve.com

with a copy (which shall not constitute notice) to:

Taylor Wessing

DX 41 London

5 New Street Square

London EC4A 3TW

UK

Attention: Robert Fenner

Email: r.fenner@taylorwessing.com

(c)	If to the Company, to:

Rezolve AI Ltd (to be renamed Rezolve AI PLC)

80 New Bond Street

London

W1S 1SB

Attention: Dan Wagner, Chief Executive Officer

Email: danwagner@rezolve.com

with a copy (which shall not constitute notice) to:

Taylor Wessing

DX 41 London

5 New Street Square

London EC4A 3TW

UK

Attention: Robert Fenner

Email: r.fenner@taylorwessing.com

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the Companies Act 2006 and related and other applicable UK legislation shall also apply to the Company Reorganization and to the Pre-Closing Demerger and to the extent applicable to actions taken by the Company hereunder).

Section 8.6 Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and Armada shall pay, or cause to be paid, all Unpaid Armada Expenses, and (b) if the Closing occurs, then the Company shall pay, or cause to be paid, all Unpaid Company Expenses and Unpaid Armada Expenses.

Section 8.7 Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided”, “delivered” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to Armada, any documents or other materials posted to the electronic data room located at datasite.com under the project name “Volante” as of 5:00 p.m., Eastern Time, at least one (1) Business Day prior to the Original Date; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8 Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules, in the Armada Disclosure Schedules, corresponding to any Section or subsection of Article III (in the case of the Company Disclosure Schedules) or Article IV (in the case of the Armada Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article III (in the case of the Company Disclosure Schedules) or Article IV (in the case of the Armada Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article III or Article IV may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Exhibits or Schedules does not imply that such amount (or higher or lower amounts) are or are not material, and no party hereto shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Exhibits or Schedules in any dispute or controversy between the parties hereto as to whether any obligation, item, or matter not described herein or included in the Exhibits or Schedules is or is not material for purposes of this Agreement.

Section 8.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.13, Section 5.14, the last sentence of this Section 8.9 and Section 8.13, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 5.4, Section 8.2, Section 8.3, this Section 8.9, Section 8.13 and Section 8.14. This Section 8.9 shall not limit the rights or obligations of any person under any Transaction Support Agreement and the Shareholder Transfer and Exchange Agreement.

Section 8.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.11 Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, scanned pages, photographic, facsimile, electronic or similar reproduction of such signed writing (including by pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 8.12 Knowledge of Company; Knowledge of Armada. For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules. For all purposes of this Agreement, the phrase “to Armada’s knowledge” and “to the knowledge of Armada” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the Armada Disclosure Schedules. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the Armada Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13 No Recourse. Except for claims pursuant to any Ancillary Document by any party(ies) thereto against any Company Non-Party Affiliate or any Armada Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the Armada Non-Party Affiliates, in the case of Armada, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith.

Section 8.14 Extension; Waiver. At any time (prior to the Closing and in the case of Armada, prior to receipt of the Armada Shareholder Approval), (a) the Company may (i) extend the time for the performance of any of the obligations or other acts of Armada set forth herein, (ii) waive any inaccuracies in the representations and warranties of Armada set forth herein or in any document delivered by Armada or (iii) waive compliance by Armada with any of the agreements or conditions set forth herein and (b) Armada may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or in any document delivered by the Company or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any such extension or waiver shall be valid only if set forth in a written instrument signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights. This Section 8.14 shall not limit the rights or obligations of any person under any Transaction Support Agreement.

Section 8.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, any state or federal court within State of Delaware), for the purposes of any Proceeding (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail or internationally recognized courier service to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding.

Section 8.17 Remedies.

(a) Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.18 Trust Account Waiver. Reference is made to the final prospectus of Armada, filed with the SEC (File No. 333-257692) on August 16, 2021 (the “Prospectus”). The Company acknowledges and agrees and understands that Armada has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Armada’s public shareholders (including overallotment shares acquired by Armada’s underwriters, the “Public Shareholders”), and Armada may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of Armada entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company nor any of its respective Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Armada or any of its Representatives, on the one hand, and, the Company and its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with Armada or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with Armada or its Affiliates).

Section 8.19 Legal Representation.

(a) Each Party, on its own behalf and on behalf of its directors, managers, officers, owners, employees and Affiliates and each of their successors and assigns (all such parties, the “Waiving Parties”), hereby agrees that DLA Piper LLP (US) (or any successor thereto) may represent the Sponsor or any direct or indirect director, manager, officer, owner, employee or Affiliate of the Sponsor, in connection with any dispute, claim, Proceeding or Liability arising out of or relating to this Agreement, any Ancillary Document the transactions contemplated hereby or thereby (any such representation, the “Armada Post-Closing Representation”) notwithstanding its representation (or any continued representation) of the Sponsor or any of their respective Affiliates in connection with the transactions contemplated by this Agreement, and the Company, on behalf of itself and the Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto, even though the interests of the Armada Post-Closing Representation may be directly adverse to the Waiving Parties.

(b) Each Waiving Party hereby agrees that Wilson Sonsini Goodrich & Rosati (or any successor thereto) may represent any Group Company or any direct or indirect director, manager, officer, owner, employee or Affiliate thereof, in connection with any dispute, claim, Proceeding or Liability arising out of or relating to this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby (any such representation, the “Company Post-Closing Representation”) notwithstanding its representation (or any continued representation) of the Group Companies in connection with the transactions contemplated by this Agreement, and each Party on behalf of itself and the applicable Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto, even though the interests of the Company Post-Closing Representation may be directly adverse to the applicable Waiving Parties.

(c) Each Waiving Party hereby agrees that Taylor Wessing LLP (or any successor thereto) may represent any Group Company or any direct or indirect director, manager, officer, owner, employee or Affiliate thereof, in connection with any dispute, claim, Proceeding or Liability arising out of or relating to this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby (any such representation, the “Company Post-Closing Representation”) notwithstanding its representation (or any continued representation) of the Group Companies in connection with the transactions contemplated by this Agreement, and each Party on behalf of itself and the applicable Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto, even though the interests of the Company Post-Closing Representation may be directly adverse to the applicable Waiving Parties.

* * * * *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

ARMADA ACQUISITION CORP. I

By:
Name:
Title:

REZOLVE LIMITED

By:
Name:
Title:

REZOLVE MERGER SUB, INC.

By:
Name:
Title:

REZOLVE AI LIMITED

By:
Name:
Title:

This agreement has been executed and delivered as a deed on the date shown at the beginning of this agreement.

EXECUTED by Armada Acquisition Corp. I acting by the under-mentioned person(s) acting on the authority of the said company in accordance with the laws of the territory of its incorporation:	/s/ Douglas Lurio Authorised signatory
/s/ Stephen Herbert
Authorised signatory

EXECUTED by Rezolve Limited an English incorporated company acting by Daniel Wagner a director in the presence of: /s/ Anthony Sharp Witness Anthony Sharp Witness name Witness address	) ) )	/s/ Dan Wagner Director

EXECUTED by Rezolve AI Limited, an English incorporated company acting by Daniel Wagner a director in the presence of:	) ) )	/s/ Dan Wagner Director

/s/ Anthony Sharp
Witness Anthony Sharp Witness name Witness address

EXECUTED by

Rezolve Group Limited a Cayman Company

acting by the under-mentioned person(s) acting on the authority of the said company in accordance with the laws of the territory of its incorporation:

	) ) ) ) ) ) )	/s/ Dan Wagner Director
/s/ Anthony Sharp
Witness Anthony Sharp Witness name Witness address

EXECUTED by Rezolve Merger Sub, Inc. acting by the under-mentioned person(s) acting on the authority of the said company in accordance with the laws of the territory of its incorporation:	) ) ) ) ) ) )	/s/ Stephen Herbert Authorised signatory

Annex AA

EXECUTION VERSION

FIRST AMENDMENT TO AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT

This First Amendment to the Amended and Restated Business Combination Agreement (this “Amendment”), dated as of August 4, 2023, is made and entered into by and among Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve Merger Sub, Inc., a Delaware corporation, Rezolve AI Limited, a private limited liability company registered under the laws of England and Wales with registration number 14573691 (the “Company”) and Rezolve Limited a private limited liability company registered under the laws of England and Wales with registration number 09773823.

WHEREAS, Armada, the Company, Rezolve Limited, Rezolve Merger Sub, Inc., a Delaware corporation, previously entered into that certain Business Combination Agreement (the “Agreement”), dated as of December 17, 2021, as amended on November 10, 2022 and further amended and restated on June 16, 2023; capitalized terms used herein but not defined herein shall have the meanings ascribed thereto in the Agreement; and

WHEREAS, Section 8.3 of the Agreement provides that the Agreement may not be amended or modified except by an instrument in writing signed by each of Armada and the Company; and

WHEREAS, the parties hereto wish to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. Amendments.

(a) Section 6.1(i) of the Agreement is hereby deleted in its entirety and replaced with the word “RESERVED”.

2. Effect on Agreement. Other than as specifically set forth herein, all other terms and provisions of the Agreement shall remain unaffected by the terms of this Amendment, and shall continue in full force and effect in accordance with their respective terms. Each reference in the Agreement to “this Agreement” shall mean the Agreement as amended by this Amendment, and as hereinafter amended or restated.

3. Counterparts. This Amendment may be executed and delivered in one or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

4. Successors and Assigns. This Amendment shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns.

5. Amendment. This Amendment may not be amended or modified except by an instrument in writing signed by, or on behalf of, all of the parties hereto.

6. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State.

7. Entire Agreement. This Amendment, the Agreement and the Ancillary Agreements constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Amendment as of the date first written above.

ARMADA ACQUISITION CORP. I

By:	/s/ Stephen P. Herbert
Name:	Stephen P. Herbert
Title:	Chief Executive Officer

REZOLVE MERGER SUB, INC.

By:	/s/ Doug Lurio
Name:	Doug Lurio
Title:	Chief Executive Officer

REZOLVE AI LIMITED

By:	/s/ Dan Wagner
Name:	Dan Wagner
Title:	Chief Executive Officer

REZOLVE LIMITED

By:	/s/ Dan Wagner
Name:	Dan Wagner
Title:	Chief Executive Officer

Annex B

The Companies Act 2006

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

Of

REZOLVE AI PLC

(Company number: 14573691)

(Adopted by special resolution passed on         2024

and in accordance with such special resolution effective on         2024)

42.	Chair	B-19
43.	Right to attend and speak	B-19
44.	Resolutions and amendments	B-19
45.	Adjournment	B-20
46.	Method of voting	B-20
47.	How poll is to be taken	B-21
48.	Validity of meeting	B-21
VOTES OF MEMBERS		B-21
49.	Voting rights	B-21
50.	Representation of corporations	B-22
51.	Voting rights of joint holders	B-22
52.	Voting rights of members incapable of managing their affairs	B-22
53.	Voting rights suspended where sums overdue	B-22
54.	Objections to admissibility of votes	B-22
PROXIES		B-23
55.	Proxies	B-23
56.	Appointment of proxy	B-23
57.	Receipt of proxy	B-23
58.	Notice of revocation of authority etc.	B-24
DIRECTORS		B-24
59.	Number and class of directors	B-24
60.	Directors need not be members	B-25
ELECTION, RETIREMENT AND REMOVAL OF DIRECTORS		B-25
61.	Election of directors by the Company	B-25
62.	Separate resolutions for election of each director	B-25
63.	The Board’s power to appoint directors	B-25
64.	Retirement of directors	B-25
65.	Removal of directors	B-26
66.	Vacation of office of director	B-26
67.	Disqualification of a director	B-27
68.	Executive directors	B-27
Alternate directors		B-28
69.	Power to appoint alternate directors	B-28
70.	Formalities for appointment and termination	B-28
71.	Alternate to receive notices	B-28
72.	Alternate may be paid expenses but not remuneration	B-28
73.	Alternate not an agent of appointor	B-28
REMUNERATION, EXPENSES, PENSIONS AND OTHER BENEFITS		B-29
74.	Special remuneration	B-29
75.	Expenses	B-29
76.	Pensions and other benefits	B-29
POWERS OF THE BOARD		B-29
77.	General powers of the Board to manage the Company’s business	B-29
78.	Power to act notwithstanding vacancy	B-30
79.	Provisions for employees	B-30
80.	Power to borrow money	B-30
81.	Power to change the name of the Company	B-30
DELEGATION OF BOARD’S POWERS		B-30
82.	Delegation to individual directors	B-30
83.	Committees	B-30
84.	Local boards	B-31
85.	Powers of attorney and agents	B-31
DIRECTORS’ INTERESTS		B-31
86.	Declaration of interests in a proposed transaction or arrangement with the Company	B-31

87.	Provisions applicable to declarations of interest	B-32
88.	Power of the Board to authorise conflicts of interest	B-32
89.	Directors’ interests and voting	B-33
90.	Avoiding conflicts of interest	B-35
PROCEEDINGS OF THE BOARD		B-35
91.	Board meetings	B-35
92.	Notice of board meetings	B-35
93.	Quorum	B-35
94.	Power of directors if number falls below minimum	B-35
95.	Chair or deputy chair to preside	B-36
96.	Competence of board meetings	B-36
97.	Voting	B-36
98.	Telephone/electronic board meetings	B-36
99.	Resolutions without meetings	B-36
100.	Validity of acts of directors in spite of formal defect	B-37
101.	Minutes	B-37
102.	Secretary	B-37
SHARE CERTIFICATES		B-37
103.	Issue of share certificates	B-37
104.	Charges for and replacement of certificates	B-38
LIEN ON SHARES		B-38
105.	Lien on partly paid shares	B-38
106.	Enforcement of lien	B-38
CALLS ON SHARES		B-39
107.	Calls	B-39
108.	Interest on calls	B-39
109.	Sums treated as calls	B-39
110.	Power to differentiate	B-39
111.	Payment of calls in advance	B-39
FORFEITURE OF SHARES		B-40
112.	Notice of unpaid calls	B-40
113.	Forfeiture on non-compliance with notice	B-40
114.	Power to annul forfeiture or surrender	B-40
115.	Disposal of forfeited or surrendered shares	B-40
116.	Arrears to be paid notwithstanding forfeiture or surrender	B-41
SEAL		B-41
117.	Seal	B-41
DIVIDENDS		B-41
118.	Declaration of dividends by the Company	B-41
119.	Fixed and interim dividends	B-41
120.	Calculation and currency of dividends	B-42
121.	Method of payment	B-42
122.	Dividends not to bear interest	B-43
123.	Calls or debts may be deducted from dividends	B-43
124.	Unclaimed dividends etc.	B-43
125.	Uncashed dividends	B-43
126.	Dividends in specie	B-44
127.	Scrip dividends	B-44
CAPITALISATION OF Profits and RESERVES		B-45
128.	Capitalisation of reserves	B-45
RECORD DATES		B-46
129.	Fixing of record dates	B-46
ACCOUNTS		B-46
130.	Accounting records	B-46

Auditors		B-46
131.	Validity of acts of Auditor	B-46
service of notices and other documents		B-47
132.	Notices in writing	B-47
133.	Method of giving notice to members	B-47
134.	Notice by members	B-49
135.	Notice to joint holders	B-49
136.	Notice to persons entitled by transmission	B-49
137.	Disruption of postal services	B-49
138.	Deemed notice	B-49
139.	Successors in title bound by notice to predecessor	B-49
140.	Reference to notices are to notifications	B-50
141.	Statutory requirements	B-50
142.	Record date for delivery	B-50
REGISTER		B-50
143.	Register Requirements	B-50
UNTRACED MEMBERS		B-50
144.	Sale of shares of untraced members	B-50
145.	Application of proceeds of sale	B-51
DESTRUCTION OF DOCUMENTS		B-51
146.	Destruction of documents	B-51
WINDING UP		B-52
147.	Powers to distribute in specie	B-52
INDEMNITY AND INSURANCE, ETC.		B-53
148.	Directors’ indemnity, insurance and defence	B-53
FORUM SELECTION		B-53
149.	Forum Selection	B-53

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

REZOLVE AI PLC

(adopted by special resolution passed on         2023

and effective on         2023)

PRELIMINARY

1.	Exclusion of default or model articles

No default or model articles or regulations which may apply to companies under the Statutes (including, without limitation, the regulations in Table A in the Companies (Tables A to F) Regulations 1985 (as amended) and the model articles in the Companies (Model Articles) Regulations 2008) shall apply to the Company unless expressly included in these articles.

2.	Interpretation

(a)	In these articles, unless the contrary intention appears:

(i)	the following definitions apply:

2006 Act means the Companies Act 2006;

these articles means these articles of association, as amended from time to time;

Affiliate means of any Person means any other Person which (i) directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and (ii) as to any individual, in addition to any Person in clause (i), (a) any member of the immediate family of an individual, including parents, siblings, spouse and children (including those by adoption), the parents, siblings, spouse, or children (including those by adoption) of such immediate family member, and, in any such case, any trust whose primary beneficiary is such individual or one or more members of such immediate family and/or such individual’s lineal descendants, and (b) the legal representative or guardian of such individual or of any such immediate family member in the event such individual or any such immediate family member becomes mentally incompetent; provided, however, that in no event shall the Company or any of its subsidiaries be deemed an Affiliate of any Relevant Holder. The term “control” (including the terms “controlling,” “controlled” and “under common control with”) as used with respect to any Person means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

Auditor means the auditor for the time being of the Company;

Beneficially Own or Beneficial Owner includes without limitation a person who is a Beneficial Owner within the meaning assigned to such term in Rule 13d-3 under the US Securities Exchange Act 1934 (irrespective of whether or not such Rule is actually applicable in such circumstance)

Board means the board of directors for the time being of the Company or the directors present or deemed to be present at a duly convened meeting of the directors at which a quorum is present;

clear days means, in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

committee means a committee of the Board;

the Company means Rezolve AI Plc (company no. 14573691);

Deferred Shares means the redeemable deferred shares in the capital of the Company from time to time, referred to in article 4(b) and with the rights set out therein and in these articles generally;

director means a director for the time being of the Company;

electronic address means any number or address used for the purposes of sending or receiving notices, documents or information by electronic means;

electronic form means a document sent or supplied by electronic means (for example, by e-mail or fax, or by any other means while in an electronic form);

an electronic general meeting means, subject to the Statutes, a general meeting held or conducted in such a way that allows persons who may not be physically present together to participate in the general meeting and communicate with each other any information or opinions they may have on any particular item of business of the meeting, and for the avoidance of doubt, such participation and communication requires that each member participating and communicating at the meeting can both hear any other of them or be heard by any other of them;

electronic means sent initially and received at its destination by means of electronic equipment for the processing (which expression includes digital compression) or storage of data, and entirely transmitted, conveyed and received by wire, by radio, by optical means or by other electromagnetic means;

Exchange Act means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time;

the Founder means Daniel Wagner;

Governmental Authority means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal;

hard copy form means a document sent or supplied by paper copy or a similar form capable of being read;

Relevant Holder means each of [●], [●];1

holder in relation to any share means the member whose name is entered in the register as the holder of that share;

hybrid meeting means a general meeting hosted on an electronic platform, where that meeting is physically hosted at a specific location simultaneously;

Independent Director means a director mutually determined by the nomination committee of the Board, and the Sponsor Group, who shall satisfy the independence criteria of NASDAQ or otherwise the applicable national exchange on which the Ordinary Shares are then listed;

Initial Sponsor Director means a maximum of two (2) directors nominated in writing by the Sponsor;

market nominee means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange within the meaning of section 769(2), 776(3) and 778(1) of the 2006 Act;

[1]	NTD: please complete. DLA to confirm

Merger Agreement means the Business Combination Agreement, dated as of December 17 2021, as amended on November 10 2022 and further amended and restated on 16 June 2023, by and among Armada Acquisition Corp. I, a Delaware corporation, Rezolve Limited, a private limited company organized under the laws of England and Wales, the Company and Rezolve Merger Sub, Inc., a Delaware corporation;

Month means calendar month;

NASDAQ means the market known as NASDAQ operated by the NASDAQ OMX Group, Inc.;

NASDAQ Rules means the rules of NASDAQ;

office means the registered office for the time being of the Company;

Operator has the meaning given in the Regulations;

Ordinary Shares means the ordinary shares in the capital of the Company from time to time, identified in article 4(a) and with the rights set out therein and in these articles generally;

paid up means paid up or credited as paid up;

Permitted Transferee means, with respect to a Relevant Holder, (a) any of its Affiliates or any related or controlled fund or sub-fund, partnership or investment vehicle or any general partner, managing limited partner or management company who holds or manages any business of, or whose business is held or managed by, that Relevant Holder or any of its Affiliates or (b) any other person with the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned). With respect to a Relevant Holder that is an individual, a “Permitted Transferee” shall also include, and for the purposes of Article 7(d)(i) a “Permitted Transferee” shall be, (x) any member of such holder’s immediate family, or a trust for the benefit of the holder or any member of the holder’s immediate family the sole trustees of which are such holder or any member of such holders’s immediate family or (y) a person who becomes entitled to such shares by will, other testamentary document, under the laws of intestacy or by virtue of laws of descent and distribution upon the death of the holder.

Person means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, incorporated organization, association, corporation, institution, public benefit corporation, Governmental Authority or any other entity;

person entitled by transmission means a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;

a physical general meeting means a general meeting held or conducted at one or more physical venues (at which facilities are not available to allow for persons who are not at such physical venue to attend or participate in the meeting electronically);

principal register means the register maintained in England;

a proxy notification address means the address or addresses (including any electronic address) specified in a notice of a meeting or in any other information issued by the Company in relation to a meeting (or, as the case may be, an adjourned meeting or a poll) for the receipt of proxy notices relating to that meeting (or adjourned meeting or poll) or, if no such address is specified, the office;

register means the register of members of the Company to be kept and maintained under section 113 of the 2006 Act and regulation 20 of the Regulations;

Regulations means the Uncertificated Securities Regulations 2001 (SI 2001 no. 3755) including any rules made thereunder or any regulations made in substitution for them for the time being in force;

relevant system means a computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument;

seal means any common seal of the Company (if any) or any official seal or securities seal which the Company may have or be permitted to have under the Statutes;

secretary means the secretary of the Company or, if there are joint secretaries, any of the joint secretaries and includes an assistant or deputy secretary and any person appointed by the Board to perform any of the duties of the secretary of the Company;

Sponsor means Armada Sponsor LLC2;

Sponsor Group means the Sponsor, any of its Permitted Transferees or any other Relevant Holder that has received registrable securities (as agreed with the Company) from the Sponsor or any of its Permitted Transferees;

Statutes means the 2006 Act, the Uncertificated Securities Regulations and every other act, statute, statutory instrument, regulation or order for the time being in force concerning companies in so far as they concern the Company;

transfer office means: (i) in relation to the principal register, the location in England where the principal register is kept and maintained; and (ii) where the Company keeps an overseas branch register in respect of any country, territory or place outside of the United Kingdom the location in that country, territory or place where that overseas branch register is kept and maintained];

transmission event means death, bankruptcy or any other event giving rise to the transmission of a person’s entitlement to a share by operation of law;

treasury shares means those shares held by the Company in treasury in accordance with section 724(1) of the 2006 Act;

Uncertificated Securities Regulations means the Uncertificated Securities Regulations 2001 as amended from time to time and any Statutes which supplement or replace such Regulations;

undertaking means undertaking as defined in section 1161 of the 2006 Act;

the United Kingdom means Great Britain and Northern Ireland;

United States of America means the United States of America and its territories and possessions, including the District of Columbia;

US branch register means the overseas branch register of the Company, if any, maintained in the United States of America;

working day means working day as defined in section 1173 of the 2006 Act; and

year means calendar year;

(ii)

any reference to an uncertificated share, or to a share being held in uncertificated form, shall (subject to regulation 42(11)(a) of the Uncertificated Securities Regulations) mean a share in the capital of the Company which is for the time being recorded on the Operator Register of Members (as defined in regulation 20(1) of the Uncertificated Securities Regulations), and any reference to a certificated share means any share other than an uncertificated share;

(iii)

the expression member present in person shall be deemed to include a member present by proxy or, in the case of a corporate member, by a duly authorised representative and cognate expressions shall be construed accordingly;

(iv)	any reference to days of notice shall be construed as meaning clear days;

[2]	NTD: Please complete. DLA to confirm

(v)

any other words or expressions defined in the 2006 Act or the Uncertificated Securities Regulations or, if not defined in that Act or those Regulations, in any other of the Statutes (in each case as in force on the date these articles take effect) have the same meaning in these articles or that part (as the case may be) except that the word company includes any body corporate;

(vi)	any reference in these articles to any statute or statutory provision includes a reference to any modification or re-enactment of it for the time being in force;

(vii)

words importing the singular number include the plural number and vice versa, words importing one gender include the other gender and words importing persons include bodies corporate and unincorporated associations;

(viii)	any reference to writing includes a reference to any method of reproducing words in a legible form;

(ix)	any reference to:

(A)	a document includes reference to an electronic communication;

(B)

a document being sealed or executed under seal or under the common seal of any body corporate (including the Company) or any similar expression includes a reference to its being executed in any other manner which has the same effect as if it were executed under seal;

(C)	an instrument means a written document having tangible form (e.g. on paper) and not comprised in an electronic communication;

(D)

in writing and written means the representation or reproduction of words, numbers or symbols in a legible and non-transitory form by any method or combination of methods whether comprised in an electronic communication or otherwise and including (without limitation) by e-mail;

(E)

address in relation to electronic communications, includes any number or address (including, in the case of any Uncertificated Proxy Instruction permitted by article 56, an identification number or a participant in the relevant system concerned) used for the purposes of such communications;

(F)

present means, for the purposes of physical general meetings, present in person, or, for the purposes of electronic general meetings, present by electronic means (and references to persons attending by electronic means is defined as attendance at electronic general meetings via the electronic platform(s) stated in the notice of such meeting);

(x)	any reference to a meeting shall not be taken as requiring more than one person to be present in person if any quorum requirement can be satisfied by one person;

(xi)	any reference to a show of hands includes such other method of casting votes as the Board may from time to time approve;

(xii)

any reference to a person who is attending or participating in a meeting electronically is a reference to a person whose attendance or participation at that meeting is enabled by a facility or facilities (whether electronic or otherwise), other than physical presence at a general meeting, which allows persons who may not be physically present together to communicate with each other any information or opinions they may have on any particular item of business of the meeting; electronic attendance and participation shall be construed accordingly;

(xiii)

where the Company has a power of sale or other right of disposal in relation to any share, any reference to the power of the Company or the Board to authorise a person to transfer that share to or as directed by the person to whom the share has been sold or disposed of shall, in the case of an uncertificated share, be deemed to include a reference to such other action as may be necessary to enable that share to be registered in the name of that person or as directed by that person; and

(xiv)	any reference to:

(A)	rights attaching to any share;

(B)	members having a right to attend and vote at general meetings of the Company;

(C)	dividends being paid, or any other distribution of the Company’s assets being made, to members; or

(D)	interests in a certain proportion or percentage of the issued share capital, or any class of share capital,

shall, unless otherwise expressly provided by the Statutes, be construed as though any treasury shares held by the Company had been cancelled.

(b)	Subject to the Statutes, a special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under these articles.

(c)	Headings to these articles are inserted for convenience only and shall not affect construction.

3.	Limited liability

The liability of the members is limited to the amount, if any, unpaid on the shares in the Company respectively held by them.

SHARE CAPITAL

4.	Share capital and rights attached to shares

The Company may issue the following shares in the capital of the Company with rights attaching to them as follows:

(a)

Ordinary Shares: Each Ordinary Share shall be non-redeemable and shall have one vote attaching to it for voting purposes (but subject as provided in article 5(b) in respect of those shares held by the Founder and/or in which he is interested or of which he is Beneficial Owner).

(b)	Deferred Shares: Each Deferred Share shall be redeemable at the option of the Company and shall have the rights and be subject to the restrictions set out in article 6 below.

The Ordinary Shares shall form a single class in the capital of the Company in all respects including as to rights: (i) to receive a dividend or other distribution; (ii) upon a liquidation, dissolution or winding up of the Company; or (iii) upon a direct or indirect change of control of the Company. For the avoidance of doubt, the Deferred Shares shall have the rights and be subject to the restrictions set out in article 6 below only and shall be treated in all respects as a distinct and separate class of shares in the capital of the Company to those of the Ordinary Shares.

5.	Rights attaching to Founder’s Shares

(a)	Subject to the requirements of this article 5, any rights attaching to the Ordinary Shares may only be varied in accordance with the provisions of article 18.

(b)

Notwithstanding any other provision of these articles, the aggregate number of votes attaching to all the shares held by the Founder and/or in which he is interested or of which he is Beneficial Owner shall be equal to the higher of:

(i)	75% of the votes attaching to all shares in the capital of the Company; and

(ii)	the total number of votes that would have been conferred on the Founder if this article 5, did not apply.

6.	Rights attaching to the Deferred Shares

Each Deferred Share shall confer upon the holder such rights, and be subject to restrictions, as follows:

(a)	notwithstanding any other provision of these articles, a Deferred Share:

(i)

does not entitle its holder to receive any dividend or distribution declared, made or paid or any return of capital and does not entitle its holder to any further or other right of participation in the assets of the Company;

(ii)	does not entitle its holder to participate on a return of assets on a winding up of the Company beyond $1 for all Deferred Shares in issue;

(iii)	does not entitle its holder to receive a share certificate in respect of his or her shareholding, save as required by the Statutes;

(iv)	does not entitle its holder to receive notice of, attend, speak or vote at, any general meeting of the Company; and

(v)	shall not be transferable at any time other than with the prior written consent of the Board;

(b)

all or any part of the Deferred Shares from time to time shall be redeemable at the option of the Company (but not any member) for US$ 1.00 in aggregate for all such Deferred Shares being redeemed or such higher amount as may be determined by the Board and, as the case may be, specified in any agreement with the member holding such Deferred Shares;

(c)	the Board may, and where required pursuant to the terms of the Merger Agreement (but subject always to any applicable law) the Board shall:

(i)

undertake such actions as are required to redeem any or all of the Deferred Shares in issue from time to time (subject to the requirements of the Statutes) and without any requirement to obtain the consent or sanction of the holders thereof; and

(ii)	nominate any person to execute and do all such deeds, documents, acts and things as may be necessary to give effect to the actions contemplated by this article 6; and

(d)

the rights attached to the Deferred Shares shall not be deemed to be varied or abrogated by the creation or issue of any new shares ranking in priority to or pari passu with or subsequent to such shares, any amendment or variation of the rights of any other class of shares of the Company, the Company reducing its share capital or surrender or purchase of any share, whether a Deferred Share or otherwise.

7.	Conversion to Deferred Shares

(a)

The Company may agree with any member terms and conditions upon which all or any part of the Ordinary Shares held by such member from time to time shall be automatically and irrevocably converted into Deferred Shares without any requirement to obtain the further consent or sanction of such member and may deal with any such Deferred Shares in accordance with article 6.

(b)

Without prejudice to the other provisions of these articles (including but not limited to article 7(a) or article 10(c)(iii)), the Board may, pursuant to any agreement with a member granting the Company an express right to do so, convert any Ordinary Shares to Deferred Shares without any requirement to obtain the further consent or sanction of that member and may deal with any such Deferred Shares in accordance with article 6.

(c)

Where a director of the Company (or any affiliate of any such director) is a holder of Ordinary Shares that are subject to conversion to Deferred Shares as envisaged by articles 7(a) and 7(b) above, such director shall be prohibited from counting in the quorum or voting in respect of any resolutions proposed to be passed by the Board in connection with the conversion and/or subsequent redemption of such shares.

(d)	Employees

(i)

If at any time an employee or consultant (other than the Founder) ceases to be an employee or consultant of or to the Company or any subsidiary (such that he is neither an employee or consultant of or to the Company or any subsidiary), then unless the Board resolves otherwise with the written consent of the Founder all the Shares held by such holder and/or his Permitted Transferees (the “Departing Employee Shares”) shall automatically convert into Deferred Shares (on the basis of one Deferred Share for each Share held) on the date of such cessation (the “Cessation Date”) (rounded down to the nearest whole share).

(ii)

Upon such conversion into Deferred Shares, the Company shall be entitled to enter the holder of the Deferred Shares on the register of members of the Company as the holder of the appropriate number of Deferred Shares as from the Cessation Date. Upon the Cessation Date, the holder of the Departing Employee Shares shall deliver to the Company at its registered office the share certificate(s) (to the extent not already in the possession of the Company) (or an indemnity for lost certificate in a form acceptable to the Board) for the Shares so converting and upon such delivery there shall be issued to him (or his Permitted Transferee(s)) share certificate(s) for the number of Deferred Shares resulting from the relevant conversion.

8.	Authority to allot shares and grant rights

Subject to the Statutes, these articles and any resolution of the Company, the Board may offer, allot (with or without conferring a right of renunciation), grant options over, grant rights to subscribe for or to convert any security into or otherwise deal with or dispose of any unissued shares in the Company to such persons, at such times and generally on such terms as the Board may decide.

9.	Power to pay commission

The Company may pay commissions or brokerage fees in respect of shares on such terms as the directors may think proper.

10.	Power to alter share capital

(a)	Subject to the Statutes, the Company may exercise the powers conferred by the Statutes to:

(i)	increase its share capital by creating new shares of such amount and in such currency or currencies as it thinks expedient;

(ii)	reduce its share capital;

(iii)	sub-divide or consolidate and divide all or any of its share capital;

(iv)	redenominate all or any of its shares and cancel some of its shares in connection with such a redenomination; and

(v)	alter its share capital in any other manner permitted by the 2006 Act.

(b)

A resolution by which any share is sub-divided may determine that, as between the holders of the shares resulting from the sub-division, one or more of the shares may have such preferred or other special rights or may have such qualified or deferred rights or be subject to such restrictions, as compared with the other or others, as the Company has power to attach to new shares.

(c)

If as a result of any consolidation and division or sub-division of shares any members would become entitled to fractions of a share, the Board may deal with the fractions as it thinks fit. In particular, the Board may:

(i)

(on behalf of those members) aggregate and sell the shares representing the fractions to any person (including, subject to the Statutes, the Company) and distribute the net proceeds of sale in due proportion among those members (except that any proceeds in respect of any holding less than a sum fixed by the Board may be retained for the benefit of the Company) and the directors may authorise some person to execute an instrument of transfer of shares and/or any relevant buyback instrument (if applicable) to, or in accordance with the directions of, the purchaser; or

(ii)

subject to the Statutes, first, allot to a member credited as fully paid by way of capitalisation of any reserve account of the Company such number of shares as rounds up the member’s holding to a number which, following consolidation and division or sub-division, leaves a whole number of shares; or

(iii)	convert any such fractional entitlements into Deferred Shares.

(d)

For the purpose of a sale under paragraph (c)(i) above, the Board may authorise a person to transfer the shares to, or as directed by, the purchaser, who shall not be bound to see to the application of the purchase money and the title of the new holder to the shares shall not be affected by any irregularity in or invalidity of the proceedings relating to the sale.

11.	Power to issue redeemable shares and conversion of existing non-redeemable shares

Subject to the Statutes:

(a)

a share may be issued on terms that it is to be redeemed or is liable to be redeemed at the option of the Company or the holder and the terms, conditions and manner of redemption of such shares shall be determined by the Board before the shares are allotted (and such terms and conditions shall apply as if the same were set out in these articles); and

(b)

any existing non-redeemable shares (whether issued or not) may, where permitted by these articles and determined by the Board, be converted into shares that are to be redeemed or are liable to be redeemed in accordance with their terms, which may include provision for redemption at the option of either or both of the Company or holder thereof.

12.	Power to purchase own shares

Subject to the Statutes, and to any rights conferred on the holders of any class of shares, the Company may purchase all or any of its shares of any class, including any redeemable shares. Subject to the Statutes, the Company may hold as treasury shares any shares purchased or redeemed by it.

13.	Power to reduce capital

Subject to the Statutes and to any rights conferred on the holders of any class of shares, the Company may by ordinary resolution reduce its share capital, any capital redemption reserves and any share premium account in any way.

14.	Trusts not recognised

Except as required by law, a court of competent jurisdiction or these articles, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or required to recognise (even when having notice of it) any equitable, contingent, future, partial or other claim to or interest in or in respect of any share, except the holder’s absolute right to the entirety of the share.

15.	Effect of Redemption, Purchase and Surrender.

Shares that the Company redeems, purchases, accepts by way of surrender or otherwise acquires pursuant to these articles may:

(a)	be cancelled; or

(b)	be held as Treasury Shares on such terms and in such manner as the Directors determine prior to such acquisition.

16.	Treasury shares.

All rights and obligations attaching to a treasury share are suspended and shall not be exercised by the Company while it holds the share as a treasury share, other than as set out in this article. The Company may:

(a)	cancel the treasury shares on such terms and in such a manner as the directors may determine; and

(b)	transfer the treasury shares in accordance with these articles.

UNCERTIFICATED SHARES – GENERAL POWERS

17.	Uncertificated shares – general powers

(a)	Subject to the Statutes, the Board may permit any class of shares to be held in uncertificated form and to be transferred by means of a relevant system and may revoke any such permission.

(b)	In relation to any share which is for the time being held in uncertificated form:

(i)

the Company may utilise the relevant system in which it is held to the fullest extent available from time to time in the exercise of any of its powers or functions under the Statutes or these articles or otherwise in effecting any actions and the Board may from time to time determine the manner in which such powers, functions and actions shall be so exercised or effected;

(ii)	any provision in these articles which is inconsistent with:

(A)	the holding or transfer of that share in the manner prescribed or permitted by the Statutes;

(B)	any other provision of the Statutes relating to shares held in uncertificated form;

(C)	the exercise of any powers or functions by the Company or the effecting by the Company of any actions by means of a relevant system; or

(D)	any other provisions of the Statutes relating to the shares held in uncertificated form,

shall not apply;

(iii)	the Company may, by notice to the holder of that share, require the holder to change the form of such share to certificated form within such period as may be specified in the notice;

(iv)	the Company may require that share to be converted into certificated form in accordance with the Statutes; and

(v)	the Company shall not issue a certificate.

(c)	The Company may, by notice to the holder of any share in certificated form, direct that the form of such share may not be changed to uncertificated form for a period specified in such notice.

(d)

For the purpose of effecting any action by the Company, the Board may determine that shares held by a person in uncertificated form shall be treated as a separate holding from shares held by that person in certificated form but shares of a class held by a person in uncertificated form shall not be treated as a separate class from shares of that class held by that person in certificated form.

VARIATION OF RIGHTS

18.	Variation of rights

(a)

Whenever the share capital of the Company is divided into different classes of shares, all or any of the rights for the time being attached to any class of shares in issue may from time to time (subject to the Statutes and whether or not the Company is being wound up) be varied in such manner as those rights may provide or (if no such provision is made) either with the consent in writing of the holders entitled to exercise 75% of the votes attaching to the issued shares of that class or with the authority of a special resolution passed at a separate general meeting of the holders of those shares and for this purpose the Founder shall be deemed to have not less than 75% of the voting rights attaching to the Ordinary Shares or such greater percentage as is determined pursuant to article 5(b). To every such separate general meeting all the provisions of these articles relating to general meetings of the Company and to the proceedings at such general meetings shall with necessary modifications apply, except that:

(i)

the necessary quorum shall be two persons holding or representing by proxy issued shares of the class (but so that if at any adjourned meeting a quorum as defined above is not present, any one holder of any shares of the class present in person or by proxy shall be a quorum); and

(ii)	any holder of shares of the class present in person or by proxy may demand a poll and every such holder shall on a poll have one vote for every share of the class held by him.

(b)	Unless otherwise expressly provided by the rights attached to any class of shares those rights shall not be deemed to be varied:

(i)	by the creation, allotment or issue of further shares ranking pari passu with them but in no respect in priority to such shares;

(ii)	by the purchase or redemption by the Company of any of its own shares (and the holding of any such shares as treasury shares); or

(iii)	the Operator of the relevant system permitting such class of shares to be, a participating security.

TRANSFERS OF SHARES

19.	Right to transfer shares

Subject to the restrictions in these articles, a member may transfer all or any of the member’s shares in any manner which is permitted by the Statutes, save that no Deferred Shares may be transferred without the consent of the Board.

20.	Transfers of uncertificated shares

The Company shall maintain a record of uncertificated shares in accordance with the Statutes.

21.	Transfers of certificated shares

(a)

An instrument of transfer of a certificated share may be in any usual form or in any other form which the Board may approve and shall be signed by or on behalf of the transferor and (except in the case of a fully paid share) by or on behalf of the transferee.

(b)	Subject to article 21(c), the Board may in its absolute discretion refuse to register any instrument of transfer of a certificated share unless it is:

(i)	left at the office, the transfer office, or at such other place as the Board may decide, for registration;

(ii)

accompanied by the certificate for the shares to be transferred and such other evidence (if any) as the Board may reasonably require to prove the title of the intending transferor or the intending transferor’s right to transfer the shares; and

(iii)	in respect of only one class of shares.

(c)	The Board may in its absolute discretion also refuse to register:

(i)	any transfer of a certificated share which is not a fully paid share; and

(ii)	any transfer of a certificated and/or uncertificated share on which the Company has a lien,

provided that in the case of any class of shares which is admitted to trading on NASDAQ, the refusal does not prevent dealings in those shares from taking place on an open and proper basis.

(d)

The Board shall not refuse to register a transfer of a certificated share to or from Cede & Co. unless the registration of such transfer would be contrary to the provisions of these articles or applicable legislation.

(e)

All instruments of transfer which are registered may be retained by the Company, but any instrument of transfer which the Board refuses to register shall (except in any case where fraud or any other crime involving dishonesty is suspected in relation to such transfer) be returned to the person presenting it.

22.	Other provisions relating to transfers

(a)	No fee shall be charged for registration of a transfer or other document or instruction relating to or affecting the title to any share.

(b)	The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register in respect of the share.

(c)	Nothing in these articles shall preclude the Board from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

(d)	Subject to article 21(c), unless otherwise agreed by the Board in any particular case, the maximum number of persons who may be entered on the register as joint holders of a share is four.

23.	Notice of refusal

If the Board refuses to register a transfer of a certificated share it shall, as soon as practicable and in any event within two months after the date on which the instrument of transfer was lodged, give to the transferor and the transferee notice of the refusal together with its reasons for refusal. The Board shall provide the transferor and/or the transferee with such further information about the reasons for the refusal as the transferor and/or the transferee may reasonably request.

TRANSMISSION OF SHARES

24.	Transmission on death

If a member dies, the survivor, where the deceased was a joint holder, and the member’s personal representatives where the member was a sole or the only surviving holder, shall be the only person or persons recognised by the Company as having any title to the member’s shares; but nothing in these articles shall release the estate of a deceased holder from any liability in respect of any share held by the member solely or jointly.

25.	Election of person entitled by transmission

(a)

A person becoming entitled to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to a transmission by operation of law may, on producing such evidence as the Board may require and subject as provided in this article, elect either to be registered personally as the holder of the share or to nominate some other person to be registered as the holder of the share.

(b)

If the person elects to be registered personally, the person shall give notice to the Company to that effect. If the person elects to have another person registered, the first person shall execute a transfer of the share to that other person or shall execute such other document or take such other action as the Board may require to enable that other person to be registered.

(c)

The provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer or other document or action as if it were a transfer effected by the person from whom the title by transmission is derived and the event giving rise to such transmission had not occurred.

26.	Rights of person entitled by transmission

(a)

A person becoming entitled to a share in consequence of a death or bankruptcy or of any other event giving rise to a transmission by operation of law shall (upon supplying to the Company such evidence as the Board may reasonably require to show his title to the share) have the right to receive and give a discharge for any dividends or other moneys payable in respect of the share and shall have the same rights in relation to the share as the person would have if the person were the holder except that, until the person becomes the holder, the person shall not be entitled to attend or vote at any general meeting of the Company.

(b)

The Board may at any time give notice requiring any such person to elect either to be registered personally or to transfer the share and, if after 90 days the notice has not been complied with, the Board may withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

DISCLOSURE OF INTERESTS IN SHARES

27.	Disenfranchisement

(a)

If the holder of, or any other person appearing to be interested in, any share has been given notice under section 793 of the 2006 Act (a section 793 notice) and has failed in relation to that share (the default share) to give the Company the information required by that notice within the prescribed period from the date of service of the notice, the restrictions referred to below shall apply (provided that the Board may waive those restrictions in whole or in part at any time).

(b)

If, while any of the restrictions referred to below apply to a share, another share is allotted in right of it (or in right of any share to which this article applies), the same restrictions shall apply to that other share as if it were a default share.

(c)	The restrictions referred to above are as follows:

(i)	The restrictions referred to above are as follows:

(A)	the holder of the default shares shall not be entitled in respect of those shares to attend or vote at any general meeting or any separate meeting of the holders on that class of shares or on a poll;

(B)

in addition, where the default shares in which any one person is interested or appears to the Company to be interested represent 0.25 per cent or more in nominal value of the issued shares of their class:

I.

any dividend or other money which would otherwise be payable in respect of the default shares shall be retained by the Company without any liability to pay interest on it when such dividend or other money is finally paid to the member and the member shall not be entitled to receive shares in lieu of any dividend; and

II.

no transfer of any shares held by the member shall be registered unless: (a) the holder is not himself in default as regards supplying the information required and the holder provides evidence to the satisfaction of the Board that no person in default as regards supplying such information is interested in any of the shares which are the subject of the transfer, or (b) the transfer is an approved transfer, or (c) registration of the transfer is required by the Uncertificated Securities Regulations.

(d)	For the purposes of this article:

(i)

a person other than the member holding a share shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained under any section 793 notice and any other relevant information) knows or has reasonable cause to believe that the person is, or may be, so interested;

(ii)	an approved transfer in relation to any shares is a transfer under:

(A)	a takeover offer (within the meaning of section 974 of the 2006 Act) which relates to the share; or

(B)

a sale made through a recognised investment exchange (as defined in section 285 of the Financial Services and Markets Act 2000) or any other stock exchange or market outside the United Kingdom on which shares of that class are normally traded; or

(C)

a bona fide sale of the whole of the beneficial interest in the shares to a person whom the Board is satisfied is unconnected with the member or with any other person appearing to be interested in the share; and

(iii)	the percentage of issued shares of a class represented by a particular holding shall be calculated by reference to the shares in issue at the time that the section 793 notice is served.

28.	Services of notices on non-members and Depositaries

(a)	If a section 793 notice is given by the Company to a person appearing to be interested in any share, a copy of the notice shall be given to the holder at the same time, but the failure or omission to do so, or the non-receipt by that person of the copy, shall not prejudice the operation of this article.

(b)

Where default shares in which a person appears to be interested are held by a Depositary, the provisions of this article 28 shall be treated as applying only to those shares held by the Depositary in which such person appears to be interested and not (insofar as such person’s apparent interest is concerned) to any other shares held by the Depositary.

29.	Cessation of disenfranchisement

(a)	The sanctions under article 27 shall have effect for the period determined by the Board being not more than seven days after the earlier of:

(b)	the Company being notified that the default shares have been transferred under an approved transfer or otherwise in accordance with article 27(c)(i)(B)II; or

(c)

the information required by the section 793 notice has been received in writing by the Company to the satisfaction of the Board at the address supplied by the Company in the section 793 notice or otherwise expressly supplied by the Company for the purpose of receiving such information.

(d)	If any dividend or other distribution is withheld under article 27(c)(i)(B)I above, the member shall be entitled to receive it as soon as practicable after the sanction ceases to apply.

30.	Conversion of uncertificated shares

The Company may exercise any of its powers under article 17in respect of any default share that is held in uncertificated form.

31.	Section 794 and 795 of the 2006 Act

The provisions of articles 22 to 25 are without prejudice to the provisions of section 794 and 795 of the 2006 Act, and in particular the Company may apply to the Court under section 794(1) of the 2006 Act whether or not these provisions apply or have been applied.

GENERAL MEETINGS

32.	General meetings

(a)	The Board shall determine whether any general meeting is to be held as:

(i)	a physical general meeting; or

(ii)	an electronic general meeting; or

(iii)	a hybrid general meeting.

(b)

The Board may make whatever arrangements it considers fit to allow those entitled to do so to participate in any general meeting. In the case of an electronic general meeting, the Board need only make arrangements for those entitled to do so to participate electronically (and need not make any provision for attendance at any physical venue).

(c)

Unless otherwise specified in the notice of meeting; decided by the Board in accordance with article 33(a)(ii); or determined by the chair of the meeting either pursuant to article 33(a)(iii) or otherwise, a general meeting is deemed to take place at the place where the chair of the meeting is at the time of the meeting.

(d)

Two or more persons who may not be in the same place as each other attend a general meeting if their circumstances are such that if they have rights to speak and vote at that meeting, they are able to exercise them, and are able to hear the other attendees.

(e)	A person is present at a general meeting if the person attends it in accordance with the provisions of these articles.

(f)	A person is able to participate in a meeting if the person’s circumstances are such that if the person has rights in relation to the meeting, the person is able to exercise them.

(g)

In determining whether persons are attending or participating in a meeting, other than a physical general meeting, it is immaterial where any of them are or how they are able to communicate with each other, provided they can hear each other speak.

(h)

A person is able to exercise the right to speak at a general meeting when the chair of the meeting is satisfied that arrangements are in place so as to enable that person to communicate by speaking to all those attending the meeting, during the meeting, any information or opinions which that person has on the business of the meeting.

(i)	A person is able to exercise the right to vote at a general meeting when:

(i)	that person is able to vote, during the meeting, on resolutions put to the vote at the meeting; and

(ii)	that person’s vote can be taken into account in determining whether or not such resolutions are passed at the same time as the votes of all the other persons attending the meeting.

33.	Meeting at more than one place or in more than one format

(a)	A general meeting may be held at more than one place, or may be participated in in more than one way, if:

(i)	the notice convening the meeting so specifies; or

(ii)	the Board resolves, after the notice convening the meeting has been given, that:

(A)	the meeting shall be held at one or more than one place in addition to any place or places specified in the notice; or

(B)	arrangements will also be made for attendance and participation electronically; or

(iii)

it appears to the chair of the meeting that the place of the meeting specified in the notice convening the meeting is inadequate to accommodate all persons entitled and wishing to attend at that place.

(b)

A general meeting held at more than one place or participated in in more than one way in accordance with paragraph (a) above, is duly constituted and its proceedings are valid if (in addition to the other provisions of these articles relating to general meetings being satisfied) the chair of the meeting is satisfied that facilities (whether electronic or otherwise) are available to enable each person present at each place and/or attending or participating in it electronically to participate in the business of the meeting.

(c)

Each person who is present at any place of the meeting or who is attending it electronically, and who would be entitled to count towards the quorum in accordance with the provisions of article 40 shall be counted in the quorum for, and shall be entitled to vote at, the meeting.

34.	Hybrid meetings

(a)

Without prejudice at article 33, the directors may decide to enable persons entitled to attend a meeting to do so by either electronic means or physical attendance at the hybrid meeting. Members or their proxies present shall be counted in the quorum for, and entitled to vote at, the general meeting in question, and that meeting shall be duly constituted and its proceedings valid if the chair of the meeting is satisfied that adequate facilities are available throughout the hybrid meeting to ensure that members or their proxies attending the hybrid meeting who are not present together at the same place may:

(i)	participate in the business for which the meeting has been convened;

(ii)	hear all persons who speak at the meeting; and

(iii)	be heard by all other persons present at the meeting.

(b)

If it appears to the chair of the meeting that the electronic platform(s), facilities or security at the hybrid meeting have become inadequate for the purposes referred to in article 34(a), then the chair may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at that general meeting up to the time of that adjournment shall be valid and the relevant provisions of these articles shall apply to that adjournment.

35.	Annual general meetings

The Board shall convene and the Company shall hold annual general meetings in accordance with the Statutes.

36.	Convening of general meetings other than annual general meetings

(a)	The Board may convene a general meeting other than an annual general meeting whenever it thinks fit.

(b)	A general meeting may also be convened in accordance with article 78.

(c)	A general meeting shall also be convened by the Board on the requisition of members under the Statutes or, in default, may be convened by such requisitionists, as provided by the Statutes.

(d)

The Board shall comply with the Statutes regarding the giving and the circulation, on the requisition of members, of notices of resolutions and of statements with respect to matters relating to any resolution to be proposed or business to be dealt with at any general meeting of the Company.

37.	Separate general meetings

Subject to these articles and to any rights for the time being attached to any class of shares in the Company, the provisions of these articles relating to general meetings of the Company (including, for the avoidance of doubt, provisions relating to the proceedings at general meetings or to the rights of any person to attend or vote or be represented at general meetings or to any restrictions on these rights) shall apply, mutatis mutandis, in relation to every separate general meeting of the holders of any class of shares in the Company.

NOTICE OF GENERAL MEETINGS

38.	Length, form and content of notice

(a)

Subject to the Statutes, an annual general meeting shall be called by not less than 21 clear days’ notice and all other general meetings shall be called by not less than 14 clear days’ notice or by not less than such minimum notice period as is permitted by the Statutes.

(b)	Notice of every general meeting shall be given to all members other than any who, under these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the Company, and also to the auditors (or, if more than one, each of them) and to each director.

(c)	The notice (including any notice given by means of a website) shall comply with all applicable requirements in the Statutes and shall specify whether the meeting will be an annual general meeting.

(d)

Without prejudice to the provisions of article 33(a), if it is anticipated that a meeting will be conducted as an electronic general meeting, the notice of meeting shall state how it is proposed that persons attending or participating in the meeting electronically should communicate with the meeting.

39.	Omission or non-receipt of notice

The accidental omission to give notice of a general meeting or to send an instrument of proxy (where this is intended to be sent out with the notice) to, or the non-receipt of the notice or instrument of proxy (as applicable) by, any person entitled to receive the same shall not invalidate the proceedings of that meeting.

PROCEEDINGS AT GENERAL MEETINGS

40.	Quorum

(a)	No business (other than the appointment of a chair) shall be transacted at any general meeting unless the requisite quorum is present when the meeting proceeds to business.

(b)

Two persons entitled to vote upon the business to be transacted, each being a member, the proxy of a member or a duly authorised representative of a corporation which is a member, shall be a quorum (provided that, for so longer as the Founder is the holder, directly or indirectly or Beneficial Owner of or beneficially interested in Ordinary Shares and is entitled to exercise not less than 10% of the votes attaching to all shares in the capital of the Company immediately prior to the beginning of the general meeting, he must be present for a general meeting to be quorate).

41.	Security

(a)

The Board may, subject to the Statutes, make any physical or electronic security arrangements which it considers appropriate relating to the holding of a general meeting of the Company including, without limitation, arranging for any person attending a meeting physically to be searched and for items of personal property which may be taken into a meeting to be restricted. A director or the secretary may:

(i)	refuse physical or electronic entry to a meeting to any person (other than the Founder) who refuses to comply with any such arrangements; and

(ii)	physically or electronically eject from a meeting any person (other than the Founder) who causes the proceedings to become disorderly.

(b)	In relation to electronic and/or hybrid meetings, the directors may make any arrangement and impose any requirement or restriction as is:

(i)	necessary to ensure the identification of those taking part by way of an electronic platform(s) and the security of any electronic communication; and

(ii)	proportionate to those objectives.

In this respect, the directors may authorise any voting application, system or facility for electronic meetings or hybrid meetings as they see fit.

42.	Chair

(a)

At each general meeting, the chair of the Board (if any) or, if the chair is absent or unwilling, the deputy chair (if any) of the Board or (if more than one deputy chair is present and willing) the deputy chair who has been longest in such office, shall preside as chair of the meeting. If neither the chair nor deputy chair is present and willing, one of the other directors selected for the purpose by the directors present or, if only one director is present and willing, that director, shall preside as chair of the meeting. If no director is present within 15 minutes after the time fixed for holding the meeting or if none of the directors present are willing to preside as chair of the meeting, the members present and entitled to vote shall choose one of their number to preside as chair of the meeting.

(b)

Subject to the Statutes (and without prejudice to any other powers vested in the chair of a meeting) when conducting a general meeting, the chair of the meeting may make whatever arrangements and take whatever actions as the chair considers, in the chair’s sole discretion, to be appropriate or conducive to the facilitation of the conduct of the business of the meeting, proportionate discussion on any item of business of the meeting, or the maintenance of good order.

(c)

If the chair of a general meeting is participating in that meeting electronically and becomes disconnected from the meeting, another person (determined in accordance with the provisions of paragraph (a) above) shall preside as chair of the meeting unless and until the original chair regains electronic connection with the meeting. In the event that no replacement chair is presiding over the general meeting (and the original chair has not regained electronic connection with the meeting) 20 minutes after the original chair became disconnected from the meeting, the meeting shall be adjourned to a time and place (and/or, if appropriate, facilities for electronic attendance and participation) to be fixed by the Board.

43.	Right to attend and speak

(a)	A director shall be entitled to attend and speak at any general meeting of the Company whether or not the director is a member.

(b)

The chair may invite any person to attend and speak at any general meeting of the Company if the chair considers that such person has the appropriate knowledge or experience of the Company’s business to assist in the deliberations of the meeting.

(c)	A proxy shall be entitled to speak at any general meeting of the Company.

44.	Resolutions and amendments

(a)

Subject to the Statutes, a resolution may only be put to the vote at a general meeting if the chair of the meeting in the chair’s absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.

(b)

In the case of a resolution to be proposed as a special resolution no amendment may be made, at or before the time at which the resolution is put to the vote, to the form of the resolution as set out in the notice of meeting, except to correct a patent error or as may otherwise be permitted by law.

(c)	In the case of a resolution to be proposed as an ordinary resolution no amendment may be made, at or before the time at which the resolution is put to the vote, unless:

(i)

in the case of an amendment to the form of the resolution as set out in the notice of meeting, notice of the intention to move the amendment is received at the office at least 48 hours before the time fixed for the holding of the relevant meeting; or

(ii)	in any case, the chair of the meeting in the chair’s absolute discretion otherwise decides that the amendment or amended resolution may properly be put to the vote.

The giving of notice under paragraph (i) above shall not prejudice the power of the chair of the meeting to rule the amendment out of order.

(d)	With the consent of the chair of the meeting, a person who proposes an amendment to a resolution may withdraw it before it is put to the vote.

(e)

If the chair of the meeting rules a resolution or an amendment to a resolution admissible or out of order (as the case may be), the proceedings of the meeting or the resolution in question shall not be invalidated by any error in the chair’s ruling. Any ruling by the chair of the meeting in relation to a resolution or an amendment to a resolution shall be final and conclusive.

45.	Adjournment

(a)

With the consent of any general meeting at which a quorum is present the chair of the meeting may (and shall if so directed by the meeting) adjourn the meeting from time to time and from place (and/or, if appropriate, facilities for electronic attendance and participation) to place (and/or, if appropriate, facilities for electronic attendance and participation).

(b)

In addition, the chair of the meeting may at any time without the consent of the meeting adjourn the meeting (whether or not it has commenced or a quorum is present) to another time and/or place (and, if the chair considers it appropriate, facilities for electronic attendance and participation) if, in the chair’s opinion, it would facilitate the conduct of the business of the meeting to do so.

(c)

In addition, the chair of the meeting shall at any time without the consent of the meeting adjourn the meeting (whether or not it has commenced or a quorum is present) to another time and/or place (and/or, if appropriate, with other facilities for electronic attendance and participation) if, in the chair’s opinion, the facilities (whether electronic or otherwise, and whether affecting the place (or more than one place) of the meeting or any electronic participation arrangements) are not sufficient to allow the meeting to be conducted substantially in accordance with the provisions set out in the notice of meeting.

(d)	Nothing in this article shall limit any other power vested in the chair of the meeting to adjourn the meeting.

(e)	All business conducted at a general meeting up to the time of any adjournment shall, subject to paragraph (f) below, be valid.

(f)

The chair of the meeting may specify that only the business conducted at a general meeting up to a point in time which is earlier than the time of adjournment is valid if, in the chair’s opinion, to do so would be more appropriate.

(g)

Whenever a meeting is adjourned for 30 days or more or sine die, at least 14 clear days’ notice of the adjourned meeting shall be given in the same manner as in the case of the original meeting but otherwise no person shall be entitled to any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

(h)	No business shall be transacted at any adjourned meeting other than the business which might have been transacted at the meeting from which the adjournment took place.

46.	Method of voting

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded by:

(a)	the chairman of the meeting;

(b)	not fewer than five members present in person or by proxy and entitled to vote on the resolution;

(c)	a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote on the resolution;

(d)

a member or members present in person or by proxy and holding shares in the Company conferring a right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right; or

(e)	the Founder.

47.	How poll is to be taken

(a)

A poll shall be taken at such time (either at the meeting at which the resolution is proposed or within 30 days after the meeting), at such place and in such manner (including electronically) as the chair of the meeting shall direct and the chair may appoint scrutineers (who need not be members).

(b)	A poll demanded on a question of adjournment shall be taken at the meeting without adjournment.

(c)	It shall not be necessary (unless the chair of the meeting otherwise directs) for notice to be given of a poll whether taken at or after the meeting at which it was demanded.

(d)	On a poll, votes may be given either personally or by proxy and a member entitled to more than one vote need not use all the member’s votes or cast all the votes used in the same way.

(e)	The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded (or deemed to have been demanded).

48.	Validity of meeting

All persons seeking to attend or participate in a general meeting electronically shall be responsible for maintaining adequate facilities to enable them to do so. Subject only to the requirement for the chair to adjourn a general meeting in accordance with the provisions of article 45(c), any inability of a person or persons to attend or participate in a general meeting electronically shall not invalidate the proceedings of that meeting.

VOTES OF MEMBERS

49.	Voting rights

(a)

Subject to these articles and to any special rights or restrictions as to voting for the time being attached to any class of shares in the Company (including, for the avoidance of doubt, such rights and restrictions as apply as set out in article 5(b) above):

(i)	on a show of hands:

(A)	every member who is present in person shall have one vote;

(B)

every proxy present who has been duly appointed by one or more members entitled to vote on the resolution shall have one vote, except that if the proxy has been duly appointed by more than one member entitled to vote on the resolution and is instructed by one or more of those members to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those members to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way) he or she shall have one vote for and one vote against the resolution; and

(C)	every corporate representative present who has been duly authorised by a corporation shall have the same voting rights as the corporation would be entitled to; and

(ii)

on a poll, and subject to article 5(b), every member who is present in person or by a duly appointed proxy shall have one vote for each share of which he or she is the holder or in respect of which his or her appointment of proxy or corporate representative has been made.

(b)

For the purposes of determining which persons are entitled to attend or vote at any general meeting, and how many votes such persons may cast, the Company must specify in the notice of the meeting a time, determined by the Board, by which a person must be entered on the register in order to have the right to attend or vote at the meeting. Changes to entries on the register after the time so specified shall be disregarded in determining the rights of any person to attend or vote at the meeting, notwithstanding any provisions in the Statutes or these articles to the contrary.

50.	Representation of corporations

(a)

Any corporation which is a member of the Company may, by resolution of its Board or other governing body, authorise any person or persons to act as its representative or representatives at any general meeting of the Company.

(b)	The Board or any director or the secretary may (but shall not be bound to) require evidence of the authority of any such representative.

51.	Voting rights of joint holders

If more than one of the joint holders of a share tenders a vote on the same resolution, whether in person or by proxy, the vote of the senior who tenders a vote shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the relevant share.

52.	Voting rights of members incapable of managing their affairs

A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote by the member’s receiver, curator bonis or other person in the nature of a receiver or curator bonis appointed by that court, and the receiver, curator bonis or other person may, on a poll, vote by proxy. Evidence to the satisfaction of the Board of the authority of the person claiming the right to vote must be received at the office (or at such other address as may be specified for the receipt of proxy appointments) not later than the last time by which a proxy appointment must be received in order to be valid for use at the meeting or adjourned meeting or on the holding of the poll at or on which that person proposes to vote and, in default, the right to vote shall not be exercisable.

53.	Voting rights suspended where sums overdue

Unless the Board otherwise decides, a member shall not be entitled to vote, either in person or by proxy, at any general meeting of the Company in respect of any share held by that member unless all calls and other sums presently payable by that member in respect of that share have been paid.

54.	Objections to admissibility of votes

No objection shall be raised as to the admissibility of any vote except at the meeting or adjourned meeting or poll at which the vote objected to is or may be given or tendered, and every vote not disallowed at such meeting or poll shall be valid for all purposes. Any such objection made in due time shall be referred to the chair of the meeting, whose decision shall be final and conclusive.

PROXIES

55.	Proxies

(a)

A proxy need not be a member of the Company and a member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by the member.

(b)	The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or on the poll concerned.

(c)	The appointment of a proxy shall only be valid for the meeting mentioned in it and any adjournment of that meeting (including on any poll demanded at the meeting or any adjourned meeting).

56.	Appointment of proxy

(a)

Subject to the Statutes, the appointment of a proxy may be in such form as is usual or common or in such other form as the Board may from time to time approve and shall be signed by the appointor, or the appointor’s duly authorised agent, or, if the appointor is a corporation, shall either be executed under its common seal or be signed by an agent or officer authorised for that purpose. The signature need not be witnessed.

(b)

Without limiting the provisions of these articles, the Board may from time to time in relation to uncertificated shares: (i) approve the appointment of a proxy by means of a communication sent in electronic form which is sent by means of the relevant system and received by such participant in that system acting on behalf of the Company as the Board may prescribe, in such form and subject to such terms and conditions as the Board may from time to time prescribe (subject always to the facilities and requirements of the relevant system)); and (ii) approve supplements to, or amendments or revocations of, any such uncertificated proxy instruction by the same means. In addition, the Board may prescribe the method of determining the time at which any such uncertificated proxy instruction is to be treated as received by the Company or such participant and may treat any such uncertificated proxy instruction which purports to be or is expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that holder.

57.	Receipt of proxy

(a)	A proxy appointment:

(i)

must be received at a proxy notification address not less than 48 hours (or such shorter time as the Board decides) before the time fixed for holding the meeting at which the appointee proposes to vote; or

(ii)

in the case of a poll taken more than 48 hours after it is demanded or in the case of an adjourned meeting to be held more than 48 hours after the time fixed for holding the original meeting, must be received at a proxy notification address not less than 24 hours (or such shorter time as the Board decides) before the time fixed for the taking of the poll or, as the case may be, the time fixed for holding the adjourned meeting; or

(iii)

in the case of a poll which is not taken at the meeting at which it is demanded but is taken 48 hours or less after it is demanded, or in the case of an adjourned meeting to be held 48 hours or less after the time fixed for holding the original meeting, must be received:

(A)	at a proxy notification address in accordance with (i) above;

(B)	by the chair of the meeting or the secretary or any director at the meeting at which the poll is demanded or, as the case may be, at the original meeting; or

(C)	at a proxy notification address by such time as the chair of the meeting may direct at the meeting at which the poll is demanded.

In calculating the periods mentioned, no account shall be taken of any part of a day that is not a working day (within the meaning of the 2006 Act).

(b)

The Board may, but shall not be bound to, require reasonable evidence of the identity of the member and of the proxy, the member’s instructions (if any) as to how the proxy is to vote and, where the proxy is appointed by a person acting on behalf of the member, authority of that person to make the appointment.

(c)

The Board may decide, either generally or in any particular case, to treat a proxy appointment as valid notwithstanding that the appointment or any of the information required under paragraph (b) above has not been received in accordance with the requirements of this article.

(d)

Subject to paragraph (c) above, if the proxy appointment and any of the information required under paragraph (b) above, is not received in the manner set out in paragraph (a) above, the appointee shall not be entitled to vote in respect of the shares in question.

(e)

If two or more valid but differing proxy appointments are received in respect of the same share for use at the same meeting or on the same poll, the one which is last received (regardless of its date or of the date of its execution) shall be treated as replacing and revoking the others as regards that share and if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

58.	Notice of revocation of authority etc.

(a)

A vote given or poll demanded by proxy or by a representative of a corporation shall be valid notwithstanding the previous termination of the authority of the person voting or demanding a poll or (until entered in the register) the transfer of the share in respect of which the appointment of the relevant person was made unless notice of the termination was received at a proxy notification address not less than six hours before the time fixed for holding the relevant meeting or adjourned meeting or, in the case of a poll not taken on the same day as the meeting or adjourned meeting, before the time fixed for taking the poll.

(b)

A vote given by a proxy or by a representative of a corporation shall be valid notwithstanding that the vote was not cast in accordance with any instructions given by the member by whom the proxy or representative of a corporation is appointed. The Company shall not be obliged to check whether the proxy or representative of a corporation has in fact voted in accordance with any such member’s instructions.

DIRECTORS

59.	Number and class of directors

(a)	The directors shall not, unless otherwise determined by an ordinary resolution of the Company, be less than three but shall not be subject to a maximum number.

(b)

The directors shall be classified, with respect to the term for which they severally hold office, into three classes, designated as Class I, Class II and Class III, respectively. Subject to article 59(c), each class shall consist, as nearly as may be possible, of one-third of the total number of directors. The directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board, with the number of directors in each class to be divided as nearly equal as reasonably possible.

(c)

At any time where there are ten (10) directors, three (3) directors shall be designated as Class I directors, three (3) directors designated as Class II directors, and four (4) directors designated as Class III directors.

60.	Directors need not be members

A director need not be a member of the Company.

ELECTION, RETIREMENT AND REMOVAL OF DIRECTORS

61.	Election of directors by the Company

(a)

Subject to these articles, the Company may by ordinary resolution (including pursuant to article 49 where applicable) elect any person who is willing to act to be a director, either to fill a vacancy or as an additional director, but so that the total number of directors shall not exceed any maximum number fixed by or in accordance with these articles.

(b)	No person (other than a director retiring in accordance with these articles) shall be elected or re-elected a director unless:

(i)	the person is recommended by the Board; or

(ii)

not less than seven nor more than 42 days before the day appointed for the meeting there has been given to the Company, by a member (other than the person to be proposed) entitled to attend and vote at the meeting, notice of the member’s intention to propose a resolution for the appointment of that person, stating the particulars which would, if the person were so appointed, be required to be included in the Company’s register of directors and a notice executed by that person of the person’s willingness to be elected.

(c)

The chairman of any general meeting at which resolutions contained any member’s notice referred to in article 61(b) are proposed may waive the notice requirements set out in article 61(b)and submit to the general meeting the name(s) of any person(s) duly qualified and willing to be elected as a director of the Company for election or re-election (as the case may be). Where article 61(b)(ii) applies and a director is proposed to be elected or re-elected by ordinary resolution of the Company, the holder(s) of a simple majority of the Ordinary Shares may waive the notice requirements set out in article 61(b)(ii) in writing.

62.	Separate resolutions for election of each director

Every ordinary resolution for the election of a director shall relate to one named person and a single resolution for the election of two or more persons shall be void, unless at a general meeting a resolution that it shall be so proposed has been first agreed to by the meeting without any vote being cast against it.

63.	The Board’s power to appoint directors

The Board may appoint any person who is willing to act to be a director, either to fill a vacancy or by way of addition to their number, but so that the total number of directors shall not exceed any maximum number fixed by or in accordance with these articles.

64.	Retirement of directors

(a)	In relation to the Class I, II and III directors appointed as at the date of the adoption of these articles (“Adoption Date”):

(i)	the Class I directors shall serve for a term expiring at the first annual meeting of shareholders following the Adoption Date;

(ii)	the Class II directors shall serve for a term expiring at the second annual meeting of shareholders following the Adoption Date; and

(iii)	the Class III directors shall serve for a term expiring at the third annual meeting of shareholders following the Adoption Date.

Each retiring director shall be eligible for re-election, and a director who is re-elected will be treated as continuing in office without a break.

(b)

At each annual meeting of shareholders, directors re-elected or elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their re-election or election.

(c)	A retiring director who is not re-elected shall retain office until the close of the meeting at which that director retires.

(d)	For the avoidance of doubt, the provisions of this article 64 does not affect the Board’s right to remove any Initial Sponsor Director or the Independent Director pursuant to article 65.

65.	Removal of directors

(a)

At any time after the period ended 12 months after the date of their appointment, or from the time the Sponsor Group ceases to Beneficially Own any Ordinary Shares, whichever occurs the earliest, the Board may remove each and any of the Initial Sponsor Directors and the Independent Director notwithstanding any prior re-election of such an Initial Sponsor Director or such Independent Director under the terms of these articles.

(b)

The Company may by ordinary resolution remove any director before that director’s period of office has expired notwithstanding anything in these articles or in any agreement between that director and the Company.

(c)	Any removal of a director under this article shall be without prejudice to any claim which such director may have for damages for breach of any agreement between that director and the Company.

66.	Vacation of office of director

Without prejudice to the provisions of these articles for retirement or removal, the office of a director shall be vacated if:

(i)	the director is prohibited by law from being a director; or

(ii)	the director becomes bankrupt or makes any arrangement or composition with the director’s creditors generally; or

(iii)

a registered medical practitioner who has examined the director gives a written opinion to the Company stating that the director has become physically or mentally incapable of acting as a director and may remain so for more than three months and the Board resolves that the director’s office be vacated; or

(iv)

if for more than six months the director is absent, without special leave of absence from the Board, from board meetings held during that period and the Board resolves that the director’s office be vacated; or

(v)

the director gives to the Company notice of the director’s wish to resign, in which event the director shall vacate that office on the receipt of that notice by the Company or at such later time as is specified in the notice.

67.	Disqualification of a director

The office of director shall be vacated in any of the following circumstances:

(a)	he is removed or prohibited from being a director under any provisions of the Statutes or these articles or (if applicable) the NASDAQ Rules;

(b)

he gives to the Company notice executed by him of his wish to resign, in which event he shall vacate that office on the delivery of that notice to the Company or at such later time as is specified in the notice;

(c)

if he becomes bankrupt, insolvent or makes any arrangement or composition with his creditors generally or shall apply to the court for an interim order under section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act; or

(d)

if he is, or may be, suffering from mental disorder and/or either he is admitted to hospital for treatment, or an order is made by a court (whether in the United Kingdom or elsewhere) having jurisdiction in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs and, in either case, the Board resolves that his office be vacated; or

(e)	having been appointed for a fixed term, the term expires or his office as a director is vacated under article 66; or

(f)

he is absent from meetings of the Board for six consecutive months without leave and his alternate director (if any) has not, during such period, attended in his place and the Board resolves that his office be vacated; or

(g)

he is removed from office by notice given to him and executed by all of his co-directors (or their alternates), but so that in the case of a director holding an executive office which automatically determines on his ceasing to be a director such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages in respect of the consequent termination of his executive office.

68.	Executive directors

(a)

The Board may appoint one or more directors to hold any executive office under the Company (including that of chair, chief executive or managing director) for such period (subject to the Statutes) and on such terms as it may decide and may revoke or terminate any appointment so made without prejudice to any claim for damages for breach of any contract of service between the director and the Company.

(b)

The remuneration of a director appointed to any executive office shall be fixed by the Board and may be by way of salary, commission, participation in profits or otherwise and either in addition to or inclusive of that director’s remuneration as a director.

(c)

A director appointed as executive chair, chief executive or managing director shall automatically cease to hold that office if that person ceases to be a director but without prejudice to any claim for damages for breach of any contract of service between that director and the Company. A director appointed to any other executive office shall not automatically cease to hold that office if that person ceases to be a director unless the contract or any resolution under which the director holds office expressly states that the director shall, in which case that cessation shall be without prejudice to any claim for damages for breach of any contract of service between that director and the Company.

ALTERNATE DIRECTORS

69.	Power to appoint alternate directors

(a)

Any director (other than an alternate director) may appoint any person (including another director) to be his alternate director, and may remove him from that office. The appointment as an alternate director of any person who is not himself a director shall be subject to the approval of the majority of the other directors or a resolution of the Board. Any of the directors may appoint the same alternate director.

70.	Formalities for appointment and termination

(a)

Every appointment and removal of an alternate director shall be made by notice to the Company executed by the director making the appointment or removal (or in any other manner approved by the Board) and shall, be effective (subject to article 71) on receipt of such notice by the Company which shall, in the case of a notice contained in an instrument, be at the office or at a board meeting or in the case of a notice contained in an electronic communication be at such address (if any) for the time being notified by or on behalf of the Company for the purpose.

(b)

The appointment of an alternate director shall determine on the happening of any event which, if he were a director, would cause him to vacate such office or if his appointor ceases to be a director (otherwise than by retirement by rotation or otherwise at a general meeting at which he is re-appointed or deemed to be re-appointed) or if the approval of the directors to his appointment is withdrawn.

(c)	An alternate director may, by giving notice to the Company, executed by him, resign such appointment.

71.	Alternate to receive notices

An alternate director shall be entitled to receive notices of board meetings and of all meetings of committees of which the director appointing him is a member to the same extent as the director appointing him and shall be entitled to attend and vote as a director and be counted for the purposes of a quorum at any such meeting at which the director appointing him is not personally present, and generally at such meeting, to exercise and discharge all the functions, powers and duties of his appointor as a director. For the purposes of the proceedings at such meeting, these articles shall apply as if he (instead of his appointor) were a director. If he shall himself be a director, or shall attend any such meeting as an alternate for more than one director, his voting rights shall be cumulative but he shall count as only one for the purpose of determining whether a quorum is present. If his appointor is for the time being absent from the United Kingdom, or temporarily unable to act through ill-health or disability, his signature to any resolution in writing of the directors shall be as effective as the signature of his appointor. An alternate director shall not (save as aforesaid) have power to act as a director nor shall he be deemed to be a director for the purposes of these articles.

72.	Alternate may be paid expenses but not remuneration

An alternate director shall be entitled to be repaid expenses, and to be indemnified, by the Company to the same extent as if he were a director, but he shall not be entitled to receive from the Company any remuneration in respect of his services as an alternate director, except such proportion (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice to the Company from time to time direct.

73.	Alternate not an agent of appointor

Except as otherwise expressly provided in these articles, an alternate director shall be subject in all respects to these articles relating to directors. Accordingly, except where the context otherwise requires, a reference to a director shall be deemed to include a reference to an alternate director. An alternate director shall be responsible to the Company for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

REMUNERATION, EXPENSES, PENSIONS AND OTHER BENEFITS

74.	Special remuneration

(a)	The Board may grant special remuneration to any director who performs any special or extra services to or at the request of the Company.

(b)

Such special remuneration may be paid by way of lump sum, salary, commission, participation in profits or otherwise as the Board may decide in addition to any remuneration payable under or pursuant to any other of these articles.

75.	Expenses

A director shall be paid out of the funds of the Company all travelling, hotel and other expenses properly incurred by the director in and about the discharge of the director’s duties, including the director’s expenses of travelling to and from board meetings, committee meetings and general meetings. Subject to any guidelines and procedures established from time to time by the Board, a director may also be paid out of the funds of the Company all expenses incurred by the director in obtaining professional advice in connection with the affairs of the Company or the discharge of the director’s duties as a director.

76.	Pensions and other benefits

The Board may exercise all the powers of the Company to:

(a)

pay, provide, arrange or procure the grant of pensions or other retirement benefits, death, disability or sickness benefits, health, accident and other insurances or other such benefits, allowances, gratuities or insurances, including in relation to the termination of employment, to or for the benefit of any person who is or has been at any time a director of the Company or in the employment or service of the Company or of any body corporate which is or was associated with the Company or of the predecessors in business of the Company or any such associated body corporate, or the relatives or dependants of any such person. For that purpose, the Board may procure the establishment and maintenance of, or participation in, or contribution to, any pension fund, scheme or arrangement and the payment of any insurance premiums;

(b)

establish, maintain, adopt and enable participation in any profit sharing or incentive scheme including shares, share options or cash or any similar schemes for the benefit of any director or employee of the Company or of any associated body corporate, and to lend money to any such director or employee or to trustees on their behalf to enable any such schemes to be established, maintained or adopted; and

(c)

support and subscribe to any institution or association which may be for the benefit of the Company or of any associated body corporate or any directors or employees of the Company or associated body corporate or their relatives or dependants or connected with any town or place where the Company or an associated body corporate carries on business, and to support and subscribe to any charitable or public object whatsoever.

POWERS OF THE BOARD

77.	General powers of the Board to manage the Company’s business

(a)	The business of the Company shall be managed by the Board which may exercise all the powers of the Company, subject to the Statutes, these articles and any resolution of the

Company. No resolution or alteration of these articles shall invalidate any prior act of the Board which would have been valid if the resolution had not been passed or the alteration had not been made.

(b)	The powers given by this article shall not be limited by any special authority or power given to the Board by any other article.

78.	Power to act notwithstanding vacancy

The continuing directors or the sole continuing director at any time may act notwithstanding any vacancy in their number; but, if the number of directors is less than the minimum number of directors fixed by or in accordance with these articles, the continuing directors or director may act for the purpose of filling up vacancies or calling a general meeting of the Company, but not for any other purpose. If no director is able or willing to act, then any two members may summon a general meeting for the purpose of appointing directors.

79.	Provisions for employees

The Board may exercise any of the powers conferred by the Statutes to make provision for the benefit of any persons employed or formerly employed by the Company or any of its subsidiaries (other than a director or former director or shadow director) in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or any of its subsidiaries.

80.	Power to borrow money

Subject to the Statutes, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and assets (both present and future) and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

81.	Power to change the name of the Company

Subject to the Statutes, the Company may change its name by special resolution.

DELEGATION OF BOARD’S POWERS

82.	Delegation to individual directors

The Board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) on such terms and conditions as it thinks fit and may revoke or vary all or any of them, but no person dealing in good faith shall be affected by any revocation or variation.

83.	Committees

(a)

The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee consisting of such person or persons (whether directors or not) as it thinks fit, provided that the majority of the members of the committee are directors and that no meeting of the committee shall be quorate for the purpose of exercising any of its powers, authorities or discretions unless a majority of those present are directors. The Board may make any such delegation on such terms and conditions as it thinks fit and may revoke or vary any such delegation and discharge any committee wholly or in part, but no person dealing in good faith shall be affected by any revocation or variation. Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations that may be imposed on it by the Board.

(b)

The proceedings of a committee with two or more members shall be governed by any regulations imposed on it by the Board and (subject to such regulations) by these articles regulating the proceedings of the Board so far as they are capable of applying.

84.	Local boards

(a)

The Board may make such arrangements as they think fit for the management and transaction of the Company’s affairs in any specified locality, whether in the United Kingdom or elsewhere, and, without prejudice to the generality of the foregoing, may:

(i)

establish any local or divisional board or agency for managing any of the affairs of the Company whether in the United Kingdom or elsewhere and may appoint any persons to be members of a local or divisional board, or to be managers or agents, and may fix their remuneration;

(ii)	delegate to any local or divisional board, manager or agent any of its powers, authorities and discretions (with power to sub-delegate) and

(iii)	authorise the members of any local or divisional board or any of them to fill any vacancies and to act notwithstanding vacancies.

(b)

Any appointment or delegation under this article may be made on such terms and subject to such conditions as the Board thinks fit and the Board may remove any person so appointed, and may revoke or vary any delegation, but no person dealing in good faith shall be affected by the revocation or variation.

85.	Powers of attorney and agents

The Board may by power of attorney or otherwise appoint any person to be the agent of the Company on such terms (including terms as to remuneration) as it may decide and may delegate to any person so appointed any of its powers, authorities and discretions (with power to sub-delegate). The Board may remove any person appointed under this article and may revoke or vary the delegation, but no person dealing in good faith shall be affected by the revocation or variation. Any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think fit.

DIRECTORS’ INTERESTS

86.	Declaration of interests in a proposed transaction or arrangement with the Company

(a)

A director who has, directly or indirectly, an interest in a transaction entered into or proposed to be entered into by the Company or by a subsidiary of the Company which conflicts or possibly may conflict with the interests of the Company or the exploitation of any property, information or opportunity, whether or not the Company could take advantage of it (but excluding any interest which cannot reasonably be regarded as likely to give rise to a conflict of interest), and of which such director is aware, shall disclose to the Company the nature and extent of such director’s interest.

(b)	Any declaration of interest required by this article must be made as soon as reasonably practicable.

(c)	If a declaration of interest proves to be, or becomes, inaccurate or incomplete, a further disclosure must be made.

(d)	For the purposes of this article, a director need not declare an interest:

(i)	if it cannot reasonably be regarded as likely to give rise to a conflict of interest;

(ii)	if, or to the extent that, the other directors are already aware of it; or

(iii)

if, or to the extent that, it concerns terms of his service contract that have been or are to be considered by (A) a meeting of the directors; or (B) by a committee of the directors appointed for the purpose under these articles.

87.	Provisions applicable to declarations of interest

For the purposes of article 86:

(a)

the disclosure shall be made at the first meeting of the directors at which the transaction is considered after the director concerned becomes aware of the circumstances giving rise to such director’s duty to make it or, if for any reason the director fails to do so at such meeting, as soon as practical after the meeting, by notice in writing delivered to the secretary;

(b)	the secretary, where the disclosure is made to shall inform the directors that it has been made and shall in any event table the notice of the disclosure at the next meeting after it is made;

(c)

a disclosure to the Company by a director in accordance with article 87(a) above that such director is to be regarded as interested in a transaction with a specified person is sufficient disclosure of that director’s interest in any such transaction entered into after the disclosure is made; and

(d)	any disclosure made at a meeting of the directors shall be recorded in the minutes of the meeting.

88.	Power of the Board to authorise conflicts of interest

(a)

The Board may authorise any matter proposed to it in accordance with these articles which would, if not so authorised, involve a breach by a director of his duty to avoid conflicts of interest under the Statutes, including, without limitation, any matter which relates to a situation (a relevant situation) in which a director has, or can have, an interest which conflicts, or possibly may conflict, with the interest of the Company or the exploitation of any property, information or opportunity, whether or not the Company could take advantage of it, but excluding any interest which cannot reasonably be regarded as likely to give rise to a conflict of interest. The provisions of this article do not apply to a conflict of interest arising in relation to a transaction or arrangement with the Company.

(b)	Any such authorisation will be effective only if:

(i)	any requirement as to quorum at the meeting at which the matter is considered is met without counting the director in question or any other interested director; and

(ii)	the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

(c)

The Board may (whether at the time of the giving of the authorisation or subsequently) make any such authorisation subject to any limits or conditions it expressly imposes but such authorisation is otherwise given to the fullest extent permitted.

(d)	The Board may vary or terminate any such authorisation at any time.

89.	Directors’ interests and voting

(a)	Subject to the Statutes and provided the director has declared any interest or interests in accordance with articles 86 and 87, a director may (notwithstanding his office):

(i)

enter into or be interested in any transaction or arrangement with the Company, either with regard to the director’s tenure of any office or position in the management, administration or conduct of the business of the Company or as vendor, purchaser or otherwise;

(ii)

hold any other office or place of profit with the Company (except that of auditor) in conjunction with the director’s office of director for such period (subject to the Statutes) and upon such terms as the Board may decide and be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the Board may decide, either in addition to or in lieu of any remuneration under any other provision of these articles;

(iii)

act personally or by the director’s firm in a professional capacity for the Company (except as auditor) and be entitled to remuneration for professional services as if the director were not a director;

(iv)

be or become a member or director of, or hold any other office or place of profit under, or otherwise be interested in, any holding company or subsidiary undertaking of that holding company or any other company in which the Company may be interested. The Board may cause the voting rights conferred by the shares in any other company held or owned by the Company or exercisable by them as directors of that other company to be exercised in such manner in all respects as it thinks fit (including the exercise of voting rights in favour of any resolution appointing the directors or any of them as directors or officers of the other company or voting or providing for the payment of any benefit to the directors or officers of the other company); and

(v)

be or become a director, manager or employee of, or a consultant to, or acquire or retain any direct or indirect interest in, any entity (whether or not a body corporate) in which the Company does not have an interest if that cannot reasonably be regarded as likely to give rise to a conflict of interest at the time of the director’s appointment as a director of that other company.

(b)

A director shall not, by reason of holding office as director (or of the fiduciary relationship established by holding that office), be liable to account to the Company for any remuneration, profit or other benefit resulting from any interest permitted under paragraph (a) above and no contract shall be liable to be avoided on the grounds of any director having any type of interest permitted under paragraph (a) above.

(c)

A director shall not vote (or be counted in the quorum at a meeting) in respect of any resolution concerning that director’s own appointment (including fixing or varying its terms), or the termination of that director’s own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment (including fixing or varying its terms), or the termination of the appointment, of two or more directors to offices or places of profit with the Company or any other company in which the Company is interested, those proposals may be divided and a separate resolution may be put in relation to each director and in that case each of the directors concerned (if not otherwise debarred from voting under this article) shall be entitled to vote (and be counted in the quorum) in respect of each resolution unless it concerns that director’s own appointment or the termination of that director’s own appointment.

(d)

A director shall also not vote (or be counted in the quorum at a meeting) in relation to any resolution relating to any transaction or arrangement with the Company in which the director has an interest which may reasonably be regarded as likely to give rise to a conflict of interest and, if the director purports to do so, the director’s vote shall not be counted, but this prohibition shall not apply and a director may vote (and be counted in the quorum) in respect of any resolution concerning any one or more of the following matters:

(i)	any transaction or arrangement in which the director is interested by virtue of an interest in shares, debentures or other securities of the Company or otherwise in or through the Company;

(ii)	the giving of any guarantee, security or indemnity in respect of:

(A)	money lent or obligations incurred by the director or by any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings; or

(B)

a debt or obligation of the Company or any of its subsidiary undertakings for which the director personally has assumed responsibility in whole or in part (either alone or jointly with others) under a guarantee or indemnity or by the giving of security;

(iii)	indemnification (including loans made in connection with it) by the Company in relation to the performance of the director’s duties on behalf of the Company or of any of its subsidiary undertakings;

(iv)

any issue or offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings in respect of which the director is or may be entitled to participate in the director’s capacity as a holder of any such securities or as an underwriter or sub-underwriter;

(v)

any transaction or arrangement concerning any other company in which the director does not hold, directly or indirectly as shareholder voting rights representing one per cent. or more of any class of shares in the capital of that company;

(vi)

any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which does not accord to the director any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and

(vii)	the purchase or maintenance of insurance for the benefit of directors or for the benefit of persons including directors.

(e)

If any question arises at any meeting as to whether an interest of a director (other than the chair of the meeting) may reasonably be regarded as likely to give rise to a conflict of interest or as to the entitlement of any director (other than the chair of the meeting) to vote in relation to a transaction or arrangement with the Company and the question is not resolved by the director voluntarily agreeing to abstain from voting, the question shall be referred to the chair of the meeting and the chair’s ruling in relation to the director concerned shall be final and conclusive except in a case where the nature or extent of the interest of the director concerned, so far as known to the director concerned, has not been fairly disclosed. If any question shall arise in respect of the chair of the meeting and is not resolved by the chair voluntarily agreeing to abstain from voting, the question shall be decided by a resolution of the Board (for which purpose the chair shall be counted in the quorum but shall not vote on the matter) and the resolution shall be final and conclusive except in a case where the nature or extent of the interest of the chair of the meeting, so far as known to the chair, has not been fairly disclosed.

(f)

Subject to the Statutes, the Company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any transaction or arrangement not duly authorised by reason of a contravention of this article.

90.	Avoiding conflicts of interest

Where the existence of a director’s relationship with another person has been approved by the Board pursuant to article 88 and his relationship with that person gives rise to a conflict of interest or possible conflict of interest, the director shall not be in breach of the general duties he owes to the Company under the Statutes because he:

(a)

absents himself from meetings of the Board at which any matter relating to the conflict of interest or possible conflict of interest will or may be discussed or from the discussion of any such matter at a meeting or otherwise; and/or

(b)

makes arrangements not to receive documents and information relating to any matter which gives rise to the conflict of interest or possible conflict of interest sent or supplied by the Company and/or for such documents and information to be received and read by a professional adviser, for so long as he reasonably believes such conflict of interest or possible conflict of interest subsists.

PROCEEDINGS OF THE BOARD

91.	Board meetings

Subject to the provisions of these articles, the Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A director at any time may, and the secretary at the request of a director at any time shall, summon a board meeting.

92.	Notice of board meetings

(a)

Notice of a board meeting may be given to a director personally or by word of mouth or given in hard copy form or in electronic form to the director at such address as the director may from time to time specify for this purpose (or if the director does not specify an address, at the director’s last known address).

(b)

A director absent or intending to be absent from the United Kingdom may request that notices of board meetings shall, during his absence, be sent by instrument or using electronic communication to him at an address given by him to the Company for this purpose but, in the absence of any such request, it shall not be necessary to give notice of a board meeting to any director for the time being absent from the United Kingdom.

(c)

A director may waive notice of any meeting either prospectively or retrospectively and any retrospective waiver shall not affect the validity of the meeting or of any business conducted at the meeting.

93.	Quorum

The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be two. Subject to these articles, any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the end of the board meeting if no other director objects and if otherwise a quorum of directors would not be present.

94.	Power of directors if number falls below minimum

The continuing directors or director at any time may act notwithstanding any vacancies in their number, but if, and so long as, the number of directors is less than the number fixed as the necessary quorum for board meetings, the continuing directors or director may act for the purpose of filling up such vacancies or calling general meetings of the Company, but not for any other purpose. If there are no directors or director able or willing to act, then any two members may call a general meeting for the purpose of appointing directors

95.	Chair or deputy chair to preside

(a)	The Board may appoint a chair and one or more deputy chair(s) and may at any time revoke any such appointment.

(b)

The chair, or failing the chair any deputy chair (the longest in office taking precedence, if more than one is present), shall, if present and willing, preside at all board meetings but, if no chair or deputy chair has been appointed, or if the chair or deputy chair is not present within five minutes after the time fixed for holding the meeting or is unwilling to act as chair of the meeting, the directors present shall choose one of their number to act as chair of the meeting.

96.	Competence of board meetings

A board meeting at which a quorum is present shall be competent to exercise all the powers, authorities and discretions for the time being vested in or exercisable by the Board.

97.	Voting

Questions arising at any board meeting shall be determined by a majority of votes. In the case of an equality of votes the chair of the meeting shall have a second or casting vote.

98.	Telephone/electronic board meetings

(a)

A board meeting may consist of a conference between directors some or all of whom are in different places provided that each director may participate in the business of the meeting whether directly, by telephone or by any other means (whether electronically or otherwise) which enables the director:

(i)	to hear (or otherwise receive real time communications made by) each of the other participating directors addressing the meeting; and

(ii)	if the director so wishes, to address all of the other participating directors simultaneously (or otherwise communicate in real time with them).

(b)

A quorum is deemed to be present if at least the number of directors required to form a quorum, subject to the provisions of article 78, may participate in the manner specified above in the business of the meeting.

(c)

A board meeting held in this way is deemed to take place at the place where the largest group of participating directors is assembled or, if no such group is readily identifiable, at the place from where the chair of the meeting participates.

(d)

A resolution passed at any meeting held in the above manner, and signed by the chair of the meeting, shall be as valid and effectual as if it had been passed at a meeting of the Board (or committee of the Board, as the case may be) duly convened and held.

99.	Resolutions without meetings

A resolution which is signed or approved by all the directors entitled to vote on that resolution (and whose vote would have been counted) shall be as valid and effectual as if it had been passed at a board meeting duly called and constituted. The resolution may be contained in one document or communication in electronic form or in several documents or communications in electronic form (in like form), or a combination of both, each signed or approved by one or more of the directors concerned (or their alternates, as applicable). For the purpose of this article the approval of a director (or their alternates, as applicable) shall be given in hard copy form or in electronic form.

100.	Validity of acts of directors in spite of formal defect

All acts bona fide done by a meeting of the Board, or of a committee, or by any person acting as a director or a member of a committee, shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or committee or of the person so acting, or that they or any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and qualified to be a director and had continued to be a director or member of the committee and had been entitled to vote.

101.	Minutes

(a)	The Board shall cause minutes to be made and kept in books kept for the purpose:

(i)	of all appointments of officers made by the Board;

(ii)	of the names of all the directors (or their alternates) and any other persons present at each meeting of the Board and of any committee; and

(iii)	of all resolutions and proceedings of all meetings of the Company and of any class of members of the Company, and of the Board and of any committee.

(b)	Any such minutes shall be conclusive evidence of any such proceedings if signed by the chair of the meeting at which the proceedings were held or by the chair of the next succeeding meeting.

(c)	The secretary must ensure that all resolutions of the Board passed otherwise than at board meetings are kept for at least ten years.

102.	Secretary

Subject to the 2006 Act, the secretary shall be appointed by the Board for such term, at such remuneration and on such conditions as it thinks fit, and the Board may remove from office any person so appointed (without prejudice to any claim for damages for breach of any contract between the secretary and the Company).

SHARE CERTIFICATES

103.	Issue of share certificates

(a)

A person whose name is entered in the register as the holder of any certificated shares shall be entitled (unless the conditions of issue otherwise provide) within the time limits prescribed by the Statutes to receive one certificate for those shares, or one certificate for each class of those shares and, if that person transfers part of the shares represented by a certificate in that person’s name, or elects to hold part in uncertificated form, to receive a new certificate for the balance of those shares, provided in all cases that there shall be no requirement to issue any certificate to Cede & Co. in respect of any shares held by it.

(b)

In the case of joint holders, the Company shall not be bound to issue more than one certificate for all the shares in any particular class registered in their joint names, and delivery of a certificate for a share to any one of the joint holders shall be sufficient delivery to all.

(c)

A share certificate shall be issued under seal or signed by at least one director and the secretary or by at least two directors (which may include any signature being applied mechanically or electronically). A share certificate shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares and (where required by the Statutes), the distinguishing numbers of such shares. Any certificate so issued shall, as against the Company, be prima facie evidence of title of the person named in that certificate to the shares comprised in it.

(d)	A share certificate may be given to a member in accordance with the provisions of these articles on notices and the Statutes.

104.	Charges for and replacement of certificates

(a)	Except as expressly provided to the contrary in these articles, no fee shall be charged for the issue of a share certificate.

(b)	Any two or more certificates representing shares of any one class held by any member may at the member’s request be cancelled and a single new certificate issued.

(c)

If any member surrenders for cancellation a certificate representing shares held by that member and requests the Company to issue two or more certificates representing those shares in such proportions as that member may specify, the Board may, if it thinks fit, comply with the request on payment of such fee (if any) as the Board may decide.

(d)

If a certificate is damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued on compliance with such conditions as to evidence, indemnity and security for such indemnity as the Board may think fit and on payment of any exceptional expenses of the Company incidental to its investigation of the evidence and preparation of the indemnity and security and, if damaged or defaced, on delivery up of the old certificate.

(e)

In the case of joint holders of a share a request for a new certificate under any of the preceding paragraphs of this article may be made by any one of the joint holders unless the certificate is alleged to have been lost, stolen or destroyed.

LIEN ON SHARES

105.	Lien on partly paid shares

(a)

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable (whether or not due) in respect of that share. The lien shall extend to every amount payable in respect of that share.

(b)

The Board may at any time either generally or in any particular case declare any share to be wholly or partly exempt from this article. Unless otherwise agreed, the registration of a transfer of a share shall operate as a waiver of the Company’s lien (if any) on that share.

106.	Enforcement of lien

(a)

The Company may sell any share subject to a lien in such manner as the Board may decide if an amount payable on the share is due and is not paid within 14 clear days after a notice has been given to the holder or any person entitled by transmission to the share demanding payment of that amount and giving notice of intention to sell in default.

(b)

To give effect to any sale under this article, the Board may authorise some person to transfer the share sold to, or as directed by, the purchaser. The purchaser shall not be bound to see to the application of the purchase money nor shall the title of the new holder to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale.

(c)

The net proceeds of the sale, after payment of the costs of such sale, shall be applied in or towards satisfaction of the amount due and any residue shall (subject to a like lien for any amounts not presently due as existed on the share before the sale), on surrender, in the case of shares held in certificated form, of the certificate for the shares sold, be paid to the holder or person entitled by transmission to the share immediately before the sale.

CALLS ON SHARES

107.	Calls

(a)

Subject to the terms of these articles and the terms of which the shares are allotted, the Board may make calls on the members in respect of any moneys unpaid on their shares (whether in respect of nominal amount or premium) and not payable on a date fixed by or in accordance with the terms of issue. Each member shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on the member’s shares. A call may be revoked or postponed as the Board may decide.

(b)	Any call may be made payable in one sum or by instalments and shall be deemed to be made at the time when the resolution of the Board authorising that call is passed.

(c)	A person on whom a call is made shall remain liable for it notwithstanding the subsequent transfer of the share in respect of which the call is made.

(d)	The joint holders of a share shall be jointly and severally liable for the payment of all calls in respect of that share.

108.	Interest on calls

If a call is not paid before or on the due date for payment, the person from whom it is due shall pay interest on the amount unpaid, from the due date for payment to the date of actual payment, at such rate as the Board may decide, but the Board may waive payment of the interest, wholly or in part.

109.	Sums treated as calls

A sum which by the terms of allotment of a share is payable on allotment, or at a fixed time, or by instalments at fixed times, whether in respect of nominal value or premium, shall for all purposes of these articles be deemed to be a call duly made and payable on the date or dates fixed for payment and, in case of non-payment, these articles shall apply as if that sum had become due and payable by virtue of a call.

110.	Power to differentiate

On any allotment of shares the Board may make arrangements for a difference between the allottees or holders of the shares in the amounts and times of payment of calls on their shares.

111.	Payment of calls in advance

The Board may, if it thinks fit, receive all or any part of the moneys payable on a share beyond the sum actually called up on it if the holder is willing to make payment in advance and, on any moneys so paid in advance, may (until they would otherwise be due) pay interest at such rate as may be agreed between the Board and the member paying the sum in advance.

FORFEITURE OF SHARES

112.	Notice of unpaid calls

(a)

If the whole or any part of any call or instalment remains unpaid on any share after the due date for payment, the Board may give a notice to the holder requiring the holder to pay so much of the call or instalment as remains unpaid, together with any accrued interest.

(b)

The notice shall state a further day, being not less than 14 clear days from the date of the notice, on or before which, and the place where, payment is to be made and shall state that, in the event of non-payment on or before the day and at the place appointed, the share in respect of which the call was made or instalment is payable will be liable to be forfeited.

(c)	The Board may accept a surrender of any share liable to be forfeited.

113.	Forfeiture on non-compliance with notice

(a)

If the requirements of a notice given under article 112 are not complied with, any share in respect of which it was given may at any time thereafter (before the payment required by the notice is made) be forfeited by a resolution of the Board. The forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited share and not actually paid before the forfeiture.

(b)

If a share is forfeited, notice of the forfeiture shall be given to the person who was the holder of the share or (as the case may be) the person entitled to the share by transmission, and an entry that notice of the forfeiture has been given, with the relevant date, shall be made in the register; but no forfeiture shall be invalidated by any omission to give such notice or to make such entry.

114.	Power to annul forfeiture or surrender

The Board may, at any time before the forfeited or surrendered share has been sold, re-allotted or otherwise disposed of, annul the forfeiture or surrender upon payment of all calls and interest due on or incurred in respect of the share and on such further conditions (if any) as it thinks fit.

115.	Disposal of forfeited or surrendered shares

(a)

Every share which is forfeited or surrendered shall become the property of the Company and (subject to the Statutes) may be sold, re-allotted or otherwise disposed of, upon such terms and in such manner as the Board shall decide either to the person who was before the forfeiture the holder of the share or to any other person and whether with or without all or any part of the amount previously paid up on the share being credited as so paid up. The Board may for the purposes of a disposal authorise some person to transfer the forfeited or surrendered share to, or in accordance with the directions of, any person to whom the same has been disposed of.

(b)

A statutory declaration by a director or the secretary that a share has been forfeited or surrendered on a specified date shall, as against all persons claiming to be entitled to the share, be conclusive evidence of the facts stated in it and shall (subject to the execution of any necessary transfer) constitute a good title to the share. The person to whom the share has been disposed of shall not be bound to see to the application of the consideration for the disposal (if any) nor shall that person’s title to the share be affected by any irregularity in or invalidity of the proceedings connected with the forfeiture, surrender, sale, re-allotment or disposal of the share.

116.	Arrears to be paid notwithstanding forfeiture or surrender

A person any of whose shares have been forfeited or surrendered shall cease to be a member in respect of the forfeited or surrendered share and shall, in the case of shares held in certificated form, surrender to the Company for cancellation any certificate for the share forfeited or surrendered, but shall remain liable (unless payment is waived in whole or in part by the Board) to pay to the Company all moneys payable by that person on or in respect of that share at the time of forfeiture or surrender, together with interest from the time of forfeiture or surrender until payment at such rate as the Board shall decide, in the same manner as if the share had not been forfeited or surrendered. The Board may waive payment of interest wholly or in part and may enforce payment, without any reduction or allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal. Such a person shall also be liable to satisfy all the claims and demands (if any) which the Company might have enforced in respect of the share at the time of forfeiture or surrender. No deduction or allowance shall be made for the value of the share at the time of forfeiture or surrender or for any consideration received on its disposal.

SEAL

117.	Seal

(a)	The Company may exercise the powers conferred by the Statutes with regard to having official seals and those powers shall be vested in the Board.

(b)	The Board shall provide for the safe custody of every seal of the Company.

(c)

A seal shall be used only by the authority of the Board or a duly authorised committee but that authority may consist of an instruction or approval given in hard copy form or in electronic form by a majority of the directors or of the members of a duly authorised committee.

(d)

The Board may determine who shall sign any instrument to which a seal is applied, either generally or in relation to a particular instrument or type of instrument, and may also determine, either generally or in any particular case, that such signatures shall be dispensed with or affixed by some mechanical means.

(e)	Unless otherwise decided by the Board:

(i)	certificates for shares, debentures or other securities of the Company issued under seal need not be signed; and

(ii)

every other instrument to which a seal is applied shall be signed by at least one director and the secretary or by at least two directors or by one director in the presence of a witness who attests the signature.

DIVIDENDS

118.	Declaration of dividends by the Company

Subject to the provisions of the 2006 Act, the Company may, by ordinary resolution, declare a dividend to be paid to the members, according to their respective rights, and may fix the time for payment of such dividend, but no dividend shall exceed the amount recommended by the Board.

119.	Fixed and interim dividends

Subject to the provisions of the 2006 Act, the Board may pay interim dividends and may also pay any dividend payable at a fixed rate at intervals settled by the Board whenever the financial position of the Company, in the opinion of the Board, justifies its payment. If the Board acts in good faith, none of the directors shall incur any liability to the holders of shares conferring preferred rights for any loss such holders may suffer in consequence of the payment of an interim dividend on any shares having non-preferred or deferred rights.

120.	Calculation and currency of dividends

(a)	Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide:

(i)

all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share;

(ii)	all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; and

(iii)	dividends may be declared or paid in any currency.

(b)

The Board may agree with any member that dividends which may at any time or from time to time be declared or become due on that member’s shares in one currency shall be paid or satisfied in another and may agree the basis of conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

121.	Method of payment

(a)

The Company may pay any dividend or other sum payable in respect of a share by such method as the Board may decide. The Board may decide to use different methods of payment for different holders or groups of holders. Without limiting any other method of payment which the Board may decide upon, the Board may decide that payment can be made, wholly or partly and exclusively or optionally:

(i)

by cheque or dividend warrant payable to the holder (or, in the case of joint holders, the holder whose name stands first in the register in respect of the relevant share) or to such other person as the holder (or, in the case of joint holders, all the joint holders) may notify to the Company for the purpose; or

(ii)

by a bank or other funds transfer system or by such other electronic means as the Board may decide (including, in the case of an uncertificated share, a relevant system) to such account as the holder (or, in the case of joint holders, all the joint holders) may notify to the Company for the purpose; or

(iii)	in such other way as may be agreed between the Company and the holder (or, in the case of joint holders, all such holders).

(b)

If the Board decides that any dividend or other sum payable in respect of a share will be made exclusively by one or more of the methods referred to in paragraph (a)(ii) above to an account, but no such account is nominated by the holder (or, in case of joint holders, all the joint holders) or if an attempted payment into a nominated account is rejected or refunded, the Company may treat that dividend or other sum payable as unclaimed.

(c)

Any such cheque or dividend warrant may be sent by post to the registered address of the holder (or, in the case of joint holders, to the registered address of that person whose name stands first in the register in respect of the relevant share) or to such other address as the holder (or, in the case of joint holders, all the joint holders) may notify to the Company for the purpose.

(d)

Every cheque or warrant is sent, and payment in any other way is made, at the risk of the person or persons entitled to it and the Company will not be responsible for any sum lost or delayed when it has sent or transmitted the sum in accordance with these articles. Clearance of a cheque or warrant or transmission of funds through a bank or other funds transfer system or by such other electronic means as is permitted by these articles shall be a good discharge to the Company.

(e)	Any joint holder or other person jointly entitled to any share may give an effective receipt for any dividend or other sum paid in respect of the share.

(f)

Any dividend, distribution or other sum payable in respect of any share may be paid to a person or persons entitled by transmission to that share as if that person or those persons were the holder or joint holders of that share and that person’s address (or the address of the first named of two or more persons jointly entitled) noted in the register were the registered address.

122.	Dividends not to bear interest

No dividend or other moneys payable by the Company on or in respect of any share shall bear interest as against the Company unless otherwise provided by the rights attached to the share.

123.	Calls or debts may be deducted from dividends

The Board may deduct from any dividend or other moneys payable to any person (either alone or jointly with another) on or in respect of a share all such sums as may be due from that person (either alone or jointly with another) to the Company on account of calls or otherwise in relation to shares of the Company.

124.	Unclaimed dividends etc.

(a)

All unclaimed dividends, interest or other sums payable may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. All dividends and any other such monies unclaimed for a period of 10 years after having been declared shall be forfeited and cease to remain owing by the Company.

(b)	If the Company exercises its power of sale in accordance with article 144, all dividends and other such monies payable on that share shall be forfeited and cease to remain owing by the Company.

(c)	The payment of any unclaimed dividend, interest or other sum payable by the Company on or in respect of any share into a separate account shall not constitute the Company a trustee in respect of it.

125.	Uncashed dividends

If:

(i)

a payment for a dividend or other sum payable in respect of a share sent by the Company to the person entitled to it in accordance with these articles is left uncashed or is returned to the Company or a payment has failed (including where the payment has been rejected or refunded) and, after reasonable enquiries, the Company is unable to establish any new address or, with respect to a payment to be made by a funds transfer system, a new account, for that person; or

(ii)	such a payment is left uncashed or returned to the Company or fails (including where the payment has been rejected or refunded) on two consecutive occasions,

the Company shall not be obliged to send any dividends or other sums payable in respect of that share to that person until that person notifies the Company of an address or, where the payment is to be made by a funds transfer system, details of the account, to be used for the purpose.

126.	Dividends in specie

(a)

The Board may, with the authority of an ordinary resolution of the Company and on the recommendation of the Board, direct that payment of any dividend may be satisfied wholly or in part by the distribution of specific assets (and in particular of paid up shares or debentures of any other company).

(b)

Where any difficulty arises with the distribution, the Board may settle the difficulty as it thinks fit and, in particular, may (i) issue fractional certificates (or ignore fractions); (ii) fix the value for distribution of the specific assets or any part of them; (iii) determine that cash payments be made to any members on the basis of the value so fixed in order to secure equality of distribution; or (iv) and vest any of the specific assets in trustees on such trusts for the persons entitled to the dividend as the Board may think fit.

127.	Scrip dividends

(a)

The Board may, with the authority of an ordinary resolution of the Company, offer any holders of any particular class of shares the right to elect to receive further shares of that class, credited as fully paid, instead of cash in respect of all (or some part) of any dividend specified by the ordinary resolution (a scrip dividend) in accordance with the following provisions of this article.

(b)

The ordinary resolution may specify a particular dividend (whether or not already declared) or may specify all or any dividends declared within a specified period, but such period may not end later than five years after the date of the meeting at which the ordinary resolution is passed.

(c)

The basis of allotment shall be decided by the Board so that, as nearly as may be considered convenient, the value of the further shares, including any fractional entitlement, is equal to the amount of the cash dividend which would otherwise have been paid (disregarding the amount of any associated tax credit).

(d)	For the purposes of paragraph (c) above the value of the further shares shall be:

(i)

equal to the final reported per share closing price as quoted for a fully paid share of the relevant class, as shown in the NASDAQ Daily List for the day on which such shares are first quoted “ex” the relevant dividend and the four subsequent dealing days; or

(ii)	calculated in such manner as may be determined by or in accordance with the ordinary resolution.

(e)	The Board shall give notice to the holders of such shares of their rights of election in respect of the scrip dividend and shall specify the procedure to be followed in order to make an election.

(f)

The dividend or that part of it in respect of which an election for the scrip dividend is made shall not be paid and instead further shares of the relevant class shall be allotted in accordance with elections duly made and the Board shall capitalise a sum equal to the aggregate nominal amount of the shares to be allotted out of such sums available for the purpose as the Board may consider appropriate.

(g)	The further shares so allotted shall rank pari passu in all respects with the fully paid shares of the same class then in issue except as regards participation in the relevant dividend.

(h)

The Board may decide that the right to elect for any scrip dividend shall not be made available to members resident in any territory where, in the opinion of the Board, compliance with local laws or regulations would be unduly onerous.

(i)

The Board may do all acts and things as it considers necessary or expedient to give effect to the provisions of a scrip dividend election and the issue of any shares in accordance with the provisions of this article, and may make such provisions as it thinks fit for the case of shares becoming distributable in fractions (including provisions under which, in whole or in part, the benefit of fractional entitlements accrues to the Company rather than to the members concerned). To the extent that the entitlement of any holder of shares in respect of any dividend is less than the value of one new share of the relevant class (as determined for the basis of any scrip dividend) the Board may also from time to time establish or vary a procedure for such entitlement to be accrued and aggregated with any similar entitlement for the purposes of any subsequent scrip dividend.

(j)

The Board may from time to time establish or vary a procedure for election mandates, under which a holder of shares may, in respect of any future dividends for which a right of election pursuant to this article is offered, elect to receive shares in lieu of such dividend on the terms of such mandate.

(k)	The Board shall not make a scrip dividend available unless the Company has sufficient undistributed profits or reserves to give effect to elections which could be made to receive that scrip dividend.

(l)

The Board may decide at any time before the further shares are allotted that such shares shall not be allotted and pay the relevant dividend in cash instead. Such decision may be made before or after any election has been made by holders of shares in respect of the relevant dividend.

CAPITALISATION OF PROFITS AND RESERVES

128.	Capitalisation of reserves

(a)	The Board may, with the authority of an ordinary resolution of the Company or, if required by the 2006 Act, a special resolution:

(i)

subject to these articles, resolve to capitalise any sum standing to the credit of any reserve account of the Company (including share premium account and capital redemption reserve) or any sum standing to the credit of profit and loss account not required for the payment of any preferential dividend (whether or not it is available for distribution); and

(ii)

appropriate that sum as capital to the holders of Ordinary Shares in proportion to the nominal amount of the ordinary share capital held by them respectively which would entitle them to participate in a distribution of that sum if the Ordinary Shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply that sum on their behalf in paying up in full any shares or debentures of the Company of a nominal amount equal to that sum and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions or in paying up the whole or part of any amounts which are unpaid in respect of any issued shares in the Company held by them respectively, or otherwise deal with such sum as directed by the resolution provided that the share premium account, the capital redemption reserve, any redenomination reserve and any sum not available for distribution in accordance with the Statutes may only be applied in paying up shares to be allotted credited as fully paid up; and

resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall, so long as such shares remain partly paid, rank for dividend only to the extent that the latter shares rank for dividend.

(b)

Where any difficulty arises in respect of any distribution of any capitalised reserve or other sum, the Board may settle the difficulty as it thinks fit to give effect to the capitalisation and in particular may make such provisions as it thinks fit in the case of shares or debentures becoming distributable in fractions (including provisions under which, in whole or in part, the benefit of fractional entitlements accrues to the Company rather than the members concerned) or ignore fractions and may fix the value for distribution of any fully paid up shares or debentures and may determine that cash payments be made to any members on the basis of the value so fixed in order to secure equality of distribution, and may vest any shares or debentures in trustees upon such trusts for the persons entitled to share in the distribution as the Board may think fit.

(c)

The Board may also authorise any person to sign on behalf of the persons entitled to share in the distribution a contract for the acceptance by those persons of the shares or debentures to be allotted to them credited as fully paid under a capitalisation and any such contract shall be binding on all those persons.

RECORD DATES

129.	Fixing of record dates

(a)

Notwithstanding any other of these articles, but without prejudice to any rights attached to any shares and subject always to the 2006 Act, the Company or the Board by resolution may fix any date as the record date (the record date) by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made.

(b)

In the absence of a record date being fixed, entitlement to any dividend, distribution, allotment or issue shall be determined by reference to the date on which the dividend is declared or the distribution, allotment or issue is made.

ACCOUNTS

130.	Accounting records

(a)	The Board shall cause accounting records of the Company to be kept in accordance with the Statutes.

(b)

No member (as such) shall have any right of inspecting any account, book or document of the Company, except as conferred by law or authorised by the Board or by any ordinary resolution of the Company or ordered by a court of competent jurisdiction.

(c)

Where permitted by the Statutes, the Company may send a summary financial statement in the form specified by the Statutes to the persons who would otherwise be entitled to be sent a copy of the Company’s full annual accounts and reports.

AUDITORS

131.	Validity of acts of Auditor

Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

SERVICE OF NOTICES AND OTHER DOCUMENTS

132.	Notices in writing

Any notice to be given to or by any person under these articles (other than a notice calling a meeting of the Board) shall be in writing, except where otherwise expressly stated. Any such notice may be given using electronic communications provided sent to such address (if any) for the time being notified for that purpose to the person sending the notice by or on behalf of the person to whom the notice is sent and in the case of communications between the Company and its members, in accordance with the following articles 133 and 134.

133.	Method of giving notice to members

(a)	The Company shall give any notice or other document under these articles to a member by whichever of the following methods it may elect in its absolute discretion:

(i)	personally; or

(ii)	by posting the notice or other document in a prepaid envelope addressed, in the case of a member, to his registered address, or in any other case, to the person’s usual address; or

(iii)	by leaving the notice or other document at that address; or

(iv)	by sending the notice or other document using electronic communications to such address (if any) for the time being notified to the Company by or on behalf of the member for that purpose; or

(v)	in accordance with article 133(b); or

(vi)	by any other method approved by the Board.

(b)

A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom at which notices may be given to him or an address to which notices may be sent using electronic communications shall be entitled to receive notices and other documents from the Company at that address, but, unless he does so, shall not be entitled to receive any notice from the Company. Without limiting the previous sentence, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such address shall be ignored for the purposes of determining the validity of proceedings at such meeting.

(c)	Subject to the Statutes, the Company may also give any notice or other document under these articles to a member by publishing that notice or other document on a website where:

(i)	the Company and the member have agreed to the member having access to the notice or document on a website (instead of it being sent to him);

(ii)	the notice or document is one to which that agreement applies;

(iii)	the member is notified, in a manner for the time being agreed between him and the Company for the purpose of:

(A)	the publication of the notice or document on a website;

(B)	the address of that website; and

(C)	the place on that website where the notice or document may be accessed, and how it may be accessed; and

(iv)	the notice of document is published on that website throughout the publication period and (if applicable) continues to be so published until the conclusion of the meeting (and any adjourned meeting), provided that, if the notice or document is published on that website for a part, but not all of, such period, the notice or document shall be treated as being published throughout that period if the failure to publish that notice or document throughout that period is wholly attributable to circumstances which it would be reasonable to have expected the Company to prevent or avoid by any other method approved by the Board.

(d)	In article 133(c) publication period means:

(i)

in the case of a notice of an adjourned meeting under article 45 of not less than 14 days before the date of the adjourned meeting, beginning on the day following that on which the notice referred to in article 133(c)(i) is sent or (if later) is deemed given; and

(ii)	in any other case, a period of not less than 21 days, beginning on the day following that on which the notification referred to in article 133(c)(i) is sent or (if later) is deemed given;

(e)

The Board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic communications for the giving of notices, other documents and proxy appointments by the Company to members or persons entitled by transmission and by members or persons entitled by transmission to the Company.

(f)

Proof that an envelope containing a notice or other document was properly addressed, prepaid and posted shall be conclusive evidence that the notice or document was given. Proof that a notice or other document contained in an electronic communication was sent or given in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators current at the date of adoption of these articles, or, if the Board so resolves, any subsequent guidance so issued, shall be conclusive evidence that the notice or document was sent or given. A notice or other document sent by the Company to a member by post shall be deemed to be given or delivered:

(i)

if sent by first class post or special delivery post from an address in the United Kingdom to another address in the United Kingdom, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the envelope containing it was posted;

(ii)

if sent by airmail from an address in the United Kingdom to an address outside the United Kingdom, or from an address in another country to an address outside that country (including without limitation an address in the United Kingdom), on the third day following that on which the envelope containing it was posted;

(iii)	in any other case, on the second day following that on which the envelope containing it was posted.

(g)

A notice or other document sent by the Company to a member contained in an electronic communication shall be deemed given to the member on the day on which the electronic communication was sent to the member. Such a notice or other document shall be deemed given by the Company to the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant notice or other document for any reason and notwithstanding that the Company subsequently sends a copy of such notice or other document by post to the member.

(h)

A notice, document or other communication shall be deemed to have been given if made available on a website, when the recipient was deemed to have received notification of the fact that the material was available on the website, in accordance with this article and if such notice, document or communication is sent by means of a relevant system, when the Company or any sponsoring system-participant acting on its behalf sends the issuer instructions relating to the communication.

134.	Notice by members

Unless otherwise provided by these articles, a member or a person entitled by transmission to a share shall give any notice or other document under these articles to the Company by whichever of the following methods he may in his absolute discretion determine:

(a)	by posting the notice or other document in a prepaid envelope addressed to the office; or

(b)	by leaving the notice or other document at the office; or

(c)	by sending the notice or other document using electronic communications to such address (if any) for the time being notified by or on behalf of the Company for that purpose.

135.	Notice to joint holders

In the case of joint holdings, all notices and other documents shall be given or sent to the joint holder whose name appears first in the register and this shall be sufficient delivery to all the joint holders in their capacity as such. For such purpose a joint holder having no registered address in the United Kingdom and not having given an address within the United Kingdom at which notices may be given to him or an address to which notices may be sent using electronic communications shall be disregarded.

136.	Notice to persons entitled by transmission

A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by these articles for the giving of notice to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description at the address, if any, within the United Kingdom supplied for that purpose by the persons claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred whether or not the Company has notice of the transmission event.

137.	Disruption of postal services

If at any time by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one leading national daily newspaper and such notice shall be deemed to have been given to all members and other persons entitled to receive it on the day when the advertisement appears (or first appears). In any such case the Company shall send confirmatory copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

138.	Deemed notice

A member present in person at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

139.	Successors in title bound by notice to predecessor

Every person who becomes entitled to a share shall be bound by any notice (other than a notice given under section 793 of the 2006 Act) in respect of that share which, before his name is entered in the register, was given to the person from whom he derives his title.

140.	Reference to notices are to notifications

Except when the subject or context otherwise requires, in articles 133(a), 133(b), 133(c), 133(f), 134 and 135 references to a notice include without limitation references to any notification required by the Statutes or these articles in relation to the publication of any notices or other documents on a website.

141.	Statutory requirements

Nothing in these articles shall affect any requirement of the Statutes that any particular notice or other document be served in any particular manner.

142.	Record date for delivery

(a)

For the purposes of giving notices of meetings or other documents, whether under these articles or under section 310(1) of the 2006 Act, any other Statute or any other statutory instrument, the Company may determine that persons entitled to receive such notices or other documents are those persons entered on the register at the close of business on a day determined by it.

(b)	The day determined by the Company under article 142(a) may not be more that 21 days before the day that the notice of the meeting or other document is sent.

(c)

For the purposes of determining which persons are entitled to attend and/or vote at a meeting, and how many votes such persons may cast, the Company may specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the register in order to have the right to attend and/or vote at the meeting. In calculating the period mentioned in this article 142(c), no account shall be taken of any part of a day that is not a working day.

REGISTER

143.	Register Requirements

(a)	The directors shall keep, or cause to be kept the register of members in the manner required by the 2006 Act.

(b)

Subject to the provisions of the 2006 Act, the Company may keep an overseas branch register in any country, territory or place. The Board may (subject to the 2006 Act) make and vary such regulations as it may think fit in relation to the keeping of any such overseas branch register, including any regulations regarding the transfer of shares from such overseas branch register to the register, the transfer of shares from the register to such overseas branch register or the inspection of the overseas branch register.

UNTRACED MEMBERS

144.	Sale of shares of untraced members

(a)

The Company may sell, in such manner as the Board may decide and at the best price it considers to be reasonably obtainable at that time, any share of a member, or any share to which a person is entitled by transmission if:

(i)	during a period of 12 years at least three cash dividends have become payable in respect of the share to be sold;

(ii)	during that period of 12 years no cash dividend payable in respect of the share has been claimed, no cheque, warrant, order or other payment for a dividend has been cashed, no dividend sent by means of a bank or other funds transfer system or other electronic system or means (including, in the case of uncertificated shares, a relevant system) has been paid and no communication has been received by the Company from the member or the person entitled by transmission to the share;

(iii)

on or after the expiry of that period of 12 years the Company has sent, or caused to be sent, a notice to the registered address or last known address the Company has for the member or other person entitled by transmission to the share, giving notice of its intention to sell the share (provided that before sending such a notice, the Company shall have made, or caused to be made, such tracing enquiries for the purpose of contacting that member or other person as the Board considers to be reasonable and appropriate in the circumstances); and

(iv)

during the period of three months following the sending of the notice referred to in paragraph (iii) above and after that period until the exercise of the power to sell the share, the Company has not received any communication from the member or the person entitled by transmission to the share.

(b)

The Company’s power of sale shall extend to any further share which, on or before the sending of the notice pursuant to paragraph (a)(iii) above (additional share), is issued in right of a share to which paragraph (a) above applies (or in right of any share to which this paragraph applies) if the conditions set out in paragraphs 144(a)(ii) to (iv) above are satisfied in relation to the additional share (but as if the references to a period of 12 years were references to a period beginning on the date of allotment of the original share and ending on the date of sending the notice referred to above).

(c)	To give effect to any sale, the Board may:

(i)	where the shares are held in certificated form, appoint any person to execute, as transferor, an instrument of transfer of the shares to, or in accordance with the directions of the buyer; and

(ii)	where the shares are held in uncertificated form, do all acts and things it considers necessary or expedient to effect the transfer of the shares to or in accordance with the directions of the buyer, in each case, the title of the new holder to the share not be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

145.	Application of proceeds of sale

The net proceeds of any sale made under article 144 will be forfeited and will belong to the Company. No interest shall be payable in respect of the net proceeds and the Company shall not be required to account for any money earned on the net proceeds. The Company will not be liable in any respect to the former member or members or other person who may or would have been entitled to the share or shares by law for the proceeds of sale, and the Company may use the proceeds of sale for any purpose as the Board may decide.

DESTRUCTION OF DOCUMENTS

146.	Destruction of documents

(a)	Subject to the Statutes, the Board may authorise or arrange the destruction of documents held by the Company as follows:

(i)	at any time after the expiration of six years from the date of registration, all instruments of transfer of shares and all other documents transferring or purporting to transfer shares or representing or purporting to represent the right to be registered as the holder of shares on the faith of which entries have been made in the register;

(ii)	at any time after the expiration of one year from the date of cancellation, all registered share certificates which have been cancelled;

(iii)	at any time after the expiration of two years from the date of recording them, all dividend mandates and notifications of change of address;

(iv)	at any time after the expiration of one year from the date of actual payment, all paid dividend warrants and cheques;

(v)	all appointments (or records of appointment) of proxy which have been used for the purpose of a poll at any time after the expiration of one year from the date of use; and

(vi)

all appointments (or records of appointment) of proxy which have not been used for the purpose of a poll at any time after one month from the end of the meeting to which the appointment of proxy relates and at which no poll was demanded.

(b)	Subject to the Statutes, it shall conclusively be presumed in favour of the Company that:

(i)	every entry in the register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made;

(ii)	every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered;

(iii)	every share certificate so destroyed was a valid certificate duly and properly cancelled;

(iv)	every other document mentioned in paragraph (a) above so destroyed was a valid and effective document in accordance with the particulars of it recorded in the books and records of the Company; and

(v)	every paid dividend warrant and cheque so destroyed was duly paid.

(c)

The provisions of paragraph (b) above shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant.

(d)

Nothing in this article shall be construed as imposing on the Company or the Board any liability in respect of the destruction of any document earlier than as stated in paragraph (a) above or in any other circumstances in which liability would not attach to the Company or the Board in the absence of this article.

(e)	References in this article to the destruction of any document include references to its disposal in any manner.

WINDING UP

147.	Powers to distribute in specie

If the Company is being wound up (whether the liquidation is voluntary, under supervision or by the Court or otherwise), the liquidator may, with the authority of a special resolution of the Company and any other authority required by the Statutes:

(i)

divide among the members in specie the whole or any part of the assets of the Company and, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members; or

(ii)

vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator, with the like sanction, shall think fit but no member shall be compelled to accept any assets upon which there is any liability.

INDEMNITY AND INSURANCE, ETC.

148.	Directors’ indemnity, insurance and defence

(a)

Subject to the provisions of the 2006 Act, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him for negligence, default, breach of duty, breach of trust or otherwise in relation to the affairs of the Company or of an associated company, or in connection with the activities of the Company, or of an associated company, as a trustee of an occupational pension scheme (as defined in section 235(6) of the 2006 Act), provided that this article shall be deemed not to provide for, or entitle any such person to, indemnification to the extent that it would cause this article, or any element of it, to be treated as void under the 2006 Act or otherwise unlawful under the 2006 Act.

(b)	Without prejudice to the foregoing, the Board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

(i)

a director, officer, employee or auditor of the Company or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

(ii)	a trustee of any pension fund in which employees of the Company or any other body referred to in paragraph (i) above are or have been interested,

including without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of his duties or in the exercise or purported exercise of his powers or otherwise in relation to his duties, powers or offices in relation to the relevant body or fund.

FORUM SELECTION

149.	Forum Selection

(a)	Unless the Company consents in writing to the selection of an alternative forum, the Courts of England and Wales shall, to the fullest extent permitted by law, be the sole and exclusive forum for:

(i)	any derivative action or proceeding brought on behalf of the Company;

(ii)

any action, including any action commenced by a member of the Company in its own name or on behalf of the Company, asserting a claim of breach of any fiduciary or other duty owed by any director, officer or other employee of the Company (including but not limited to duties arising under the 2006 Act); and/or

(iii)

any action arising out of or in connection with these articles (pursuant to any provision of the laws of England and Wales or these articles (as either may be may be amended from time to time)) or otherwise in any way relating to the constitution or conduct of the Company, other than any such action in any way relating to the conduct of the Company arising out of a breach of any federal law of the United States of America or the laws of any State of the United States of America.

(b)	Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended or any successor thereto.

(c)	For the avoidance of doubt, nothing contained in this article 149 shall apply to any action brought to enforce a duty or liability created by the Exchange Act or any successor thereto.

Annex C

TRANSACTION SUPPORT AGREEMENT

TRANSACTION SUPPORT AGREEMENT, dated as of December 17, 2021 (the “Original Date”) (this “Agreement”) and amended as of June 16, 2023 (the “Amendment Date”), by and among Armada Acquisition Corp. I, a Delaware corporation (“Armada”), those certain stockholders of Rezolve Limited, a private limited liability company registered under the laws of England and Wales (collectively with any predecessor entities, the “Original Company” or “Rezolve”), whose names appear on the signature pages of this Agreement (each, a “Stockholder” and, collectively, the “Stockholders”) and Rezolve AI Limited a private limited liability company registered under the laws of England and Wales (the “New Company”).

RECITALS

WHEREAS, Armada, Rezolve Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and the Original Company entered into, concurrently herewith on the Original Date, a Business Combination Agreement, and propose to enter into on the Amendment Date an amended form of the Business Combination Agreement in the form attached hereto as Exhibit A (the “BCA”; terms used but not defined in this Agreement shall have the meanings ascribed to them in the BCA);

WHEREAS, as of the Amendment Date, each Stockholder is the holder of record and “beneficial owner” (within the meaning of Rule 13d-3 of the Exchange Act) of the number of shares of Original Company Ordinary Shares and Original Company Series A Shares as set forth opposite such Stockholder’s name on Exhibit B hereto (all such shares of Original Company Ordinary Shares and Original Company Series A Shares and any shares of Original Company Ordinary Shares and Original Company Series A Shares of which ownership of record or the power to vote (including, without limitation, by proxy or power of attorney) is hereafter acquired by any such Stockholder during the period from the date hereof through the Expiration Time (as defined below) are referred to herein as the “Shares”); and

WHEREAS, as a condition and inducement to Armada, and the Original Company and the New Company to enter into the amended form of the BCA on the Amendment Date and to consummate the transactions contemplated thereby, including without limitation the Pre-Closing Demerger and the Pre-Closing Reorganization (each term having the meaning given i. the BCA) (collectively, the “Transactions”), the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Company Pre-Closing Demerger and Company Reorganization. Each Stockholder agrees that, on or prior to the Company Reorganization Date (as requested by the Original Company), he, she or it will

(a)

enter into a demerger support agreement pursuant to which he will agree to take such steps as are required (including in the case of the Original Company Shareholders, voting in favour of shareholder resolutions required) to effect a demerger pursuant to section 110 Insolvency Act 1986 under which (x) the Original Company is to enter into a voluntary winding up procedure and part of the Original Company’s business and assets, being all of its business and assets except for certain shares in the following entities, namely Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch and certain other excluded assets (together the “Excluded Assets”) are to be transferred to the

New Company in exchange for the issue of Company Shares of the same classes in the New Company for distribution amongst the Original Company Shareholders in proportion to their holdings of Original Company Shares of each class and (y) the New Company will be assigned, assume and/or reissue the secured Convertible Notes currently issued by the Original Company and (z) the Original Company will then be wound up;

(b)

vote in favour of all resolutions of the New Company so that the Company Series A Shares will be reclassified as Ordinary Shares and any other necessary resolutions are passed such that immediately following such steps each Company Shareholder will hold his, her or its applicable pro rata portion of the Aggregate Stock Consideration in accordance with the terms and conditions set forth herein (to the extent that he, she or it does not already hold such pro rata portion after the Pre-Closing Demerger) (such steps and any additional steps contemplated therein or thereby collectively, the “Company Reorganization”) and

(c)

execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required and within its power to give effect to the Pre-Closing Demerger and the Company Reorganization.

2. Agreement to Vote. During the period commencing from the Amendment Date and ending on the earlier to occur of (a) the Closing and (b) such date and time as the BCA shall be terminated in accordance with Section 7.1 of the BCA (the “Expiration Time”), each Stockholder, by this Agreement, with respect to such Stockholder’s Shares, severally and not jointly, unconditionally and irrevocably agrees to, at any meeting of the stockholders of the Original Company and/or the New Company (as applicable) (or any adjournment or postponement thereof), and in any action by written consent of the stockholders of the Original Company and/or the New Company (as applicable), including without limitation the Written Consent as required by the terms of the BCA, such Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its, his or her Shares to be counted as present thereat for purposes of establishing a quorum, and such Stockholder shall vote or provide consent (or cause to be voted or consented), in person or by proxy, all of its, his or her Shares:

(a) to approve and adopt the BCA, each Ancillary Document and the Transactions (including, but not limited to, the approval of the Pre-Closing Reorganization and the Pre-Closing Demerger);

(b) in any other circumstances upon which a consent or other approval is required under the Original Company and/or the New Company (as applicable) organizational documents or otherwise sought with respect to, or in connection with, the BCA, each Ancillary Document or the Transactions, to vote, consent or approve (or cause to be voted, consented or approved) all of such Stockholder’s Shares held at such time in favor thereof; and

(c) against any action, agreement, transaction or proposal that would (i) impede, frustrate, prevent or nullify any provision of this Agreement, the BCA, each Ancillary Document or the Pre-Closing Reorganization or the Pre-Closing Demerger, (ii) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Original Company and/or the New Company (as applicable) under the BCA or any Ancillary Document or that would reasonably be expected to result in the failure of the Transactions from being consummated. Each Stockholder acknowledges receipt and review of a copy of the BCA and the exhibits thereto.

Each Stockholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing save that nothing herein shall prevent a Stockholder taking any action in the exercise of rights that it has under the BCA. Notwithstanding the foregoing, such Stockholder shall not vote or provide consent with respect to any of its, his or her Shares to the extent Stockholder is not a director, officer or affiliate of the Original Company and/or the New Company (as applicable) or holder of Shares representing greater than 5% of the outstanding shares of capital stock of the Original Company and/or the New Company (as applicable), or take any other action, in each case to the extent any such vote, consent or other action would preclude Armada or the New Company from filing with the SEC the Registration Statement / Proxy Statement on Form S-4 as

contemplated by the BCA. Notwithstanding the foregoing, in connection with the actions and obligations contemplated by this Section 2, no Stockholder shall be required pursuant to this Section 2 to incur any costs or expenses, make any payment, or grant any financial concessions or accommodations, including by way of discharge of any liabilities or settling or compromising (or offering to settle or compromise) any claims or rights, to the Original Company and/or the New Company (as applicable), any other Stockholder or any other person.

It is noted that references to “Stockholder” in this paragraph 2, shall mean, in respect of the period after completion of the Pre-Closing Demerger, the stockholders in the New Company immediately after completion of the Pre-Closing Demerger and references to “Stockholders Shares” or equivalent terms shall mean, in respect of the period after completion of the Pre-Closing Demerger, the shares in the capital of the New Company, as the context requires.

3. Investor Rights Agreement. Each of the Stockholders will deliver, substantially simultaneously with the Effective Time, a duly executed copy of the Investor Rights Agreement substantially in the form attached as Exhibit A to the BCA.

4. Appraisal and Dissenters’ Rights. Each Stockholder hereby waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Pre-Closing Reorganization, the Pre-Closing Demerger or the Closing that the Stockholder may have by virtue of ownership of the Shares, if any.

5. Termination of Stockholder Agreements, Related Agreements. Each Stockholder, by this Agreement, with respect to such Stockholder’s Shares, severally and not jointly, hereby terminates, subject to and effective immediately prior to the Closing under the BCA (provided that all Terminating Rights (as defined below) between the New Company and any other holder of New Company capital stock shall also terminate at such time), that certain Shareholder Deed, dated December 18, 2018, by and between DBLP Sea Cow Limited, Daniel Maurice Wagner, Apeiron Investment Group Limited, Bradley Wickens, SYZ Property Invest GmbH and the Original Company (such agreement as novated to the New Company on or around the date of the Pre-Closing Demerger) (the “Stockholder Agreement”).

6. Transfer of Shares. Hereinafter until the Expiration Time, each Stockholder severally and not jointly, agrees that it shall not, directly or indirectly, (a) sell, assign, transfer (including by operation of law), lien, pledge (except as collateral to any financing source in the ordinary course), dispose of or otherwise encumber any of the Shares or otherwise agree to do any of the foregoing, (b) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any Shares; provided, that the foregoing shall not prohibit the transfer of the Shares to the extent referred to in the BCA or the Disclosure Schedules or (A) in respect of up to 10% of the Shares held by a Stockholder at the date hereof (B) if Stockholder is an individual (1) to any member of such Stockholder’s immediate family, or to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family, the sole trustees of which are such Stockholder or any member of such Stockholder’s immediate family or (2) by will, other testamentary document, under the laws of intestacy or by virtue of laws of descent and distribution upon the death of Stockholder; or (C) if Stockholder is an entity, to a Permitted Transferee, but only if, in the case of clause (A), (B) and (C), such transferee shall concurrently execute this Agreement or a joinder agreeing to become a party to this Agreement. Any attempted transfer of Shares or any interest therein in violation of this Section 5 shall be null and void. “Permitted Transferee” means, with respect to a Stockholder, (i) any of its Affiliates or any related or controlled fund or sub-fund, partnership or investment vehicle or any general partner, managing limited partner or management company who holds or manages any business of, or whose business is held or managed by, that Stockholder or any of its Affiliates or (ii) any other person with the prior written consent of the Original Company or the New Company (as appropriate) (not to be unreasonably withheld, delayed or conditioned).

ARTICLE II

REPRESENTATIONS AND WARRANTIES

1. Representations and Warranties. Each Stockholder severally and not jointly, represents and warrants as of the Original Date (save in relation to (b) below which is as of the Amendment Date ) to Armada, and the Original Company as follows:

(a) The execution, delivery and performance by such Stockholder of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby do not and will not (i) conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order applicable to such Stockholder, (ii) require any consent, approval or authorization of, declaration, filing or registration with, or notice to, any person or entity, (iii) result in the creation of any encumbrance on any Shares (other than under this Agreement, the BCA and the agreements contemplated by the BCA) or (iv) if such Stockholder is an entity, conflict with or result in a breach of or constitute a default under any provision of such Stockholder’s governing documents.

(b) As of the Amendment Date, each Stockholder is the record and beneficial owner (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of, and has good and valid title to, all of such Stockholder’s Shares set forth opposite the Stockholder’s name on Exhibit B free and clear of any security interest, lien, claim, pledge (except as collateral to any financing source in the ordinary course), proxy, option, right of first refusal, agreement, voting restriction, limitation on disposition, charge, adverse claim of ownership or use or other encumbrance of any kind, other than pursuant to (i) this Agreement, (ii) applicable securities laws, and (iii) the Original Company’s articles of association or as set out in the Disclosure Schedules to the BCA. As of the Amendment Date, each Stockholder has the sole power (as currently in effect) to vote and, on the date of transfer, will have, the right, power and authority to sell, transfer and deliver such Shares, and has the power and authority to execute and deliver this Agreement. If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into this Agreement on behalf of the applicable Stockholder.

(c) Litigation. There are no Proceedings pending against such Stockholder, or to the knowledge of such Stockholder threatened against such Stockholder, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Stockholder of its, his or her obligations under this Agreement.

(d) Adequate Information. Each Stockholder is a sophisticated stockholder and has adequate information concerning the business and financial condition of Armada, and the Original Company to make an informed decision regarding this Agreement and the transactions contemplated hereby and has independently and without reliance upon Armada and/or the Original Company and based on such information as such Stockholder has deemed appropriate, made its, his or her own analysis and decision to enter into this Agreement. Each Stockholder acknowledges that Armada and the Original Company and the New Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Stockholder acknowledges that the agreements contained herein with respect to the Shares held by such Stockholder are irrevocable.

(e) Acknowledgment. Each Stockholder has the power, authority and capacity to execute, deliver and perform this Agreement and that this Agreement has been duly authorized, executed and delivered by such Stockholder. Each Stockholder understands and acknowledges that each of Armada, the Original Company and the New Company are entering into the BCA in reliance upon such Stockholder’s execution and delivery of this Agreement.

ARTICLE III

TERMINATION; MISCELLANEOUS

1. Termination. This Agreement and the obligations of the Stockholders under this Agreement shall automatically terminate upon the earliest of (a) the Expiration Time and (b) as to each Stockholder, the effective date of a written agreement of the parties hereto terminating this Agreement. Upon termination of this Agreement, neither party shall have any further obligations or liabilities under this Agreement; provided that nothing in this Article III shall relieve any party of liability for any breach of this Agreement occurring prior to termination. The representations and warranties contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Closing or the termination of this Agreement.

2. Miscellaneous.

(a) Further Assurances. Each Stockholder agrees that he, she or it shall, and shall cause his, her or its respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and the BCA and give effect to the Transactions and the transactions contemplated by this Agreement.

(b) Fees. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

(c) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 3.2(c)):

If to Armada:

c/o Armada Acquisition Corp. I

2005 Market Street, Suite 3120

Philadelphia, PA 19103

Attention: Stephen P. Herbert

Email: sherbert@suncvllc.com

with a copy to:

DLA Piper LLP (US)

1201 W Peachtree St NE #2800

Atlanta, GA 30309

Attention: Gerry Williams

Email: gerry.williams@dlapiper.com

If to the Original Company:

Rezolve Limited

80 New Bond Street

London W1S 1SB

Attention: Dan Wagner

Email: danwagner@rezolve.com

with a copy to:

Taylor Wessing LLP

5 New Street Square

London EC4A 3TW

Attention: Robert Fenner

Email: r.fenner@taylorwessing.com

If to the New Company:

Rezolve AI Limited

80 New Bond Street

London W1S 1SB

Attention: Dan Wagner

Email: danwagner@rezolve.com

with a copy to:

Taylor Wessing LLP

5 New Street Square

London EC4A 3TW

Attention: Robert Fenner

Email: r.fenner@taylorwessing.com

If to a Stockholder, to the address or email address set forth for Stockholder on the signature page hereof.

(d) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(e) Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(f) Amendments. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Armada, the Original Company, the New Company and the Stockholders.

(g) Assignment. This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and Armada’s and the Original Company’s and the New Company’s permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. No Stockholder shall be liable for the breach by any other Stockholder of this Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), by any party without the prior express written consent of the other parties hereto, and any such assignment without such consent shall be null and void.

(h) Specific Performance. The parties agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or inequity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(i) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to Contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Proceeding arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Proceeding relating thereto except in the courts described above in Delaware, other than Proceedings in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Proceeding in any such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(j) Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(k) Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 2(k).

(l) Further Assurances. Each party hereto shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ARMADA ACQUISITION CORP. I

By:	/s/ Stephen P. Herbert
Name:	Stephen P. Herbert
Title:	Chief Executive Officer

(Signature Page to Transaction Support Agreement)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

REZOLVE LIMITED

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	CEO

(Signature Page to Transaction Support Agreement)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

REZOLVE AI LIMITED

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	CEO

(Signature Page to Transaction Support Agreement)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

(Signature Page to Transaction Support Agreement)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Apeiron Investment Group Limited

By:	/s/ Julien Hoefer

A director

Name:	Julien Hoefer

Title:	Director

Address:

Email:

(Signature Page to Transaction Support Agreement)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

DBLP Sea Cow Limited

By:	/s/ Daniel Wagner

A director

Name:	Daniel Wagner

Title:	CEO

Address:

Email:

(Signature Page to Transaction Support Agreement)

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Daniel Wagner

By:	/s/ Daniel Wagner

Name:	Daniel Wagner

Title:	CEO

Address:

Email:

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

John Wagner

By:	/s/ John Wagner

Name:	John Wagner

Title:	Mr

Address:

Email:

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Igor Lychagov

By:	/s/ Igor Lychagov

Name:	Igor Lychagov

Title:	Director

Address:

Email:

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Sir David Wright

By:	/s/ Sir David Wright

Name:	Sir David Wright

Title:	Sir

Address:

Email:

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Brooks Newmark

By:	/s/ Brooks Newmark

Name:	Brooks Newmark

Title:	Director

Address:

Email:

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Anthony Sharp

By:	/s/ Anthony Sharp

Name:	Anthony Sharp

Title:	Non-Executive Director

Address:

Email:

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Steve Perry

By:	/s/ Steve Perry

Name:	Steve Perry

Title:	Dr

Address:

Email:

EXHIBIT A

Business Combination Agreement

See attached.

EXHIBIT B

Company Stockholders

Shareholders

£0.0001 Deferred shares

Name	QuickRef	Shares Held	% of Class	Capital %
Radio Frankfurt Media GmbH	ANTEFRAGMB	2,885,437	20.000%	0.000%
Lokalradios RLP GmbH	LOKARLPGMB	2,885,437	20.000%	0.000%
The Radio Group GmbH	RADIGROGMB	8,656,311	60.000%	0.000%

	Total Allotted	14,427,185

£0.0001 Ordinary shares

Name	QuickRef	Shares Held	% of Class	Capital %
Agoh, Henry	AGOH-H	4,000,000	0.398%	0.387%
Agor, Gifty Koryoe	AGOR-GK	13,169,900	1.310%	1.274%
Ahmad, Salman	AHMAD-S_0001	3,000,000	0.298%	0.290%
Apeiron Investment Group Limited	APEIINVGRO	69,036,194	6.864%	6.678%
Aquila Investments Ltd	AQUILINVES	642,900	0.064%	0.062%
Ashton, Neil	ASHTON-N	7,678,800	0.764%	0.743%
Azad, Shirin	AZAD-S	3,750,000	0.373%	0.363%
Besh Holdings	BESHHOLDIN	2,669,900	0.265%	0.258%
Bitplaces GmbH	BITPLGMBH	3,000,000	0.298%	0.290%
Caplin, Tony	CAPLIN-T	9,500,000	0.945%	0.919%
CCM Hong Kong Ltd	CCMHK	10,770,200	1.071%	1.042%
Chang, Sunyoon	CHANG-S	7,043,200	0.700%	0.681%
Cohen, Pierre	COHEN-P	350,000	0.035%	0.034%
DBLP Sea Cow Limited	DBLPSEACOW	294,743,165	29.307%	28.512%
Dein, Gavin	DEIN-G	1,250,000	0.124%	0.121%
Dicken, Chris	DICKEN-C	250,000	0.025%	0.024%
Eisner, Alan	EISNER-A	700,000	0.070%	0.068%
Gouldthorpe, Chris	GOULDTHO-C	150,000	0.015%	0.015%
Harbury House Limited	HARBUHOUSE	4,200,000	0.418%	0.406%
H&M Management Limited	HMMAN	1,000,000	0.099%	0.097%
Huang, Edward	HUANG-E	6,000,000	0.597%	0.580%
Jullen Global Limited	JULLEGLOBA	5,289,400	0.526%	0.512%
Julius Meller Management Services Ltd (RBS A/C D R Meller)	JUMMSRADRM	1,052,100	0.105%	0.102%
Kalaris, Thomas L	KALARIS-TL	400,000	0.040%	0.039%
Kantor Investment Company LLC	KANTINVLLC	360,468	0.036%	0.035%
Khan, Urmee	KHAN-U	300,000	0.030%	0.029%
Krupczynski, Adam	KRUPCZYN-A	150,000	0.015%	0.015%
Lane, Simon Ware	LANE-SW	1,357,200	0.135%	0.131%
Lee, Joongkun	LEE-J_000002	527,100	0.052%	0.051%
Leighton, Wendy	LEIGHTON-W_1	205,900	0.020%	0.020%
The Trustees of the Levy 2011 Family Trust (jointly)	LEVY20FATR	355,500	0.035%	0.034%
Levy, Cecil	LEVY-C	66,364	0.007%	0.006%
Lewis, Sam	LEWIS-S_0001	700,000	0.070%	0.068%

Name	QuickRef	Shares Held	% of Class	Capital %
Lianos, Elias	LIANOS-E	992,900	0.099%	0.096%
Lin, Rome	LIN-R	100,000	0.010%	0.010%
Lychagov, Igor	LYCHAGOV-I	201,374,832	20.023%	19.480%
M1 RE Limited	M1RE	1,714,286	0.170%	0.166%
Aperitus Limited	MARCEREICH	10,000,000	0.994%	0.967%
Mate, Nilesh	MATE-N	100,000	0.010%	0.010%
Mons Investments LLC	MONSINVLLC	2,028,500	0.202%	0.196%
Newmark, Brooks	NEWMARK-B	90,000,000	8.949%	8.706%
Perry, Stephen	PERRY-DS	3,400,000	0.338%	0.329%
Portelli, Neville	PORTELLI-N	1,803,600	0.179%	0.174%
The Trustees of the Risol Limited Pension Fund (jointly)	RISOL	2,700,000	0.268%	0.261%
San, Jeremy	SAN-J	3,333,333	0.331%	0.322%
SCN/REI Holdings LLC	SCNRHOLLLC	2,028,500	0.202%	0.196%
Shalson, Peter	SHALSON-P	1,357,200	0.135%	0.131%
Sharp, Anthony	SHARP-A_0001	11,515,800	1.145%	1.114%
Shyr, Han Shin	SHYR-HS	2,000,000	0.199%	0.193%
Sriphet, Orathai	SRIPHET-O	2,500,000	0.249%	0.242%
Suh, Jung Yoon	SUH-JY	242,400	0.024%	0.023%
SYZ Property Invest GmbH	SYZPRINGM	6,154,000	0.612%	0.595%
Tanist Group Limited	TANISGROUP	10,289,400	1.023%	0.995%
Vesco, Peter	VESCO-P	7,000,000	0.696%	0.677%
Wagner, Adam	WAGNER-A_001	6,000,000	0.597%	0.580%
Wagner, Daniel Maurice	WAGNER-DM_01	89,790,259	8.928%	8.686%
Wagner, John	WAGNER-J	5,000,000	0.497%	0.484%
Wickens, Bradley James	WICKENS-BJ	47,446,600	4.718%	4.590%
Wright GCMG LVO, Sir David	WRIGHT-SD	3,000,000	0.298%	0.290%
Yang, Hai Yup	YANG-HY	242,400	0.024%	0.023%
Yang, Noah	YANG-N	97,400	0.010%	0.009%
Yang, Sungwook	YANG-S	1,644,800	0.164%	0.159%
Yao, Arthur	YAO-A	7,000,000	0.696%	0.677%
YuanTa Limited	YUANTA	1,359,223	0.135%	0.131%
ZSQ Invest Limited	ZSQINVEST	15,401,500	1.531%	1.490%

	Total Allotted	991,285,224

£0.0001 Series A shares

Name	QuickRef	Shares Held	% of Class	Capital %
Apeiron Investment Group Limited	APEIINVGRO	948,159	3.382%	0.092%
Israel, Mark	ISRAEL-M	194,763	0.695%	0.019%
Kantor Investment Company LLC	KANTINVLLC	67,141	0.239%	0.006%
King, Justin	KING-J_00001	44,044	0.157%	0.004%
Lauder, Gary M.	LAUDER-GM	486,907	1.737%	0.047%
Levy, Cecil	LEVY-C	59,580	0.212%	0.006%
Lewis, Sam	LEWIS-S_0001	22,022	0.079%	0.002%
Lychagov, Igor	LYCHAGOV-I	11,685,761	41.676%	1.130%
Mons Investments LLC	MONSINVLLC	1,629,632	5.812%	0.158%
Newmark, Brooks	NEWMARK-B	3,523,529	12.566%	0.341%
Patel Family Investment LLC	PATEFAINLL	243,453	0.868%	0.024%
Perry, Stephen	PERRY-DS	61,662	0.220%	0.006%
SCN/REI Holdings LLC	SCNRHOLLLC	771,982	2.753%	0.075%
UK FF Nominees Limited	UKFFNOM	7,317,488	26.097%	0.708%
Wickens, Bradley James	WICKENS-BJ	948,159	3.382%	0.092%
Wright GCMG LVO, Sir David	WRIGHT-SD	35,235	0.126%	0.003%

	Total Allotted	28,039,517

Annex D

FORM OF WARRANT ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

This WARRANT ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT (this “Agreement”) is made as of [•], 2024, by and among Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve AI PLC, a public limited company registered under the laws of England and Wales with registration number 14573691 (“Rezolve”), Computershare Inc., a Delaware corporation (“Computershare Inc.”) and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, (collectively with Computershare Inc., “Computershare”) as successor warrant agent, and Continental Stock Transfer & Trust Company, a New York Corporation (the “Continental”) as former warrant agent. Capitalized terms used but not defined in this Agreement shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, Armada and Continental are parties to that certain Warrant Agreement, dated as of August 12, 2021, filed with the United States Securities and Exchange Commission on August 18, 2021 (including all Exhibits thereto, the “Existing Warrant Agreement”);

WHEREAS, Armada has issued and sold 7,500,000 warrants as part of the units sold to public investors in a public offering (the “Warrants) to purchase Armada common stock with each whole Warrant being exercisable for one share of Armada common stock and with an exercise price of $11.50 per share;

WHEREAS, all of the Warrants are governed by the Existing Warrant Agreement;

WHEREAS, Armada, Rezolve, Rezolve Limited, a private limited company organized under the laws of England and Wales and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”) entered into that certain business combination agreement, dated as of December 17, 2021 (as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”);

WHEREAS, immediately prior to the Merger Effective Time, each issued and outstanding Warrant will be exchanged for one warrant in the capital of Rezolve.

WHEREAS, as contemplated by Section 4.5 of the Existing Warrant Agreement, the Warrants are no longer exercisable for Armada common stock but instead are exercisable (subject to the terms and conditions of the Existing Warrant Agreement as amended hereby) for Rezolve ordinary shares (the “Rezolve Ordinary Shares”);

WHEREAS, the Armada Board has determined that the consummation of the transactions contemplated by the Business Combination Agreement constitutes a “Business Combination” (as such term is defined in Section 3.2 of the Existing Warrant Agreement);

WHEREAS, Rezolve has obtained all necessary corporate approvals to enter into this Agreement and to consummate the transactions contemplated hereby (including the assignment and assumption of the Existing Warrant Agreement and the related issuance of each Warrant, and exchange thereof for a warrant to subscribe for Rezolve Ordinary Shares on the conditions set out herein, and the exclusion of any pre-emptive rights in that respect) and by the Existing Warrant Agreement;

WHEREAS, Armada desires to assign all of its right, title and interest in the Existing Warrant Agreement to Rezolve and Rezolve wishes to accept such assignment;

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that Armada and Continental may amend the Existing Warrant Agreement without the consent of any Registered Holder (as such term is defined in the Existing Warrant Agreement) for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained therein or adding or changing any other provisions with respect to matters or questions arising under the Existing Warrant Agreement as Armada and Continental may deem necessary or desirable and that Armada and Continental deem shall not adversely affect the interest of the Registered Holders (as such term is defined in the Existing Warrant Agreement) of the Warrants;

WHEREAS, effective upon Closing, the Company wishes to appoint Computershare to serve as successor warrant agent under the Existing Warrant Agreement (as amended hereby) and in furtherance of the foregoing the Company has waived the requirement in Section 8.2.1 of the Existing Warrant Agreement that the successor warrant agent be a corporation or other entity organized and existing under the laws of the State of New York;

WHEREAS, in connection with and effective upon such appointment, Continental wishes to assign all of its rights, interests and obligations as warrant agent under the Existing Warrant Agreement (as amended hereby) to Computershare and Computershare wishes to assume all of such rights, interests and obligations and the Company wishes to approve such assignment and assumption; and

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows.

ARTICLE I

ASSIGNMENT AND ASSUMPTION; CONSENT

Section 1.1 Assignment and Assumption. Armada hereby assigns to Rezolve all of Armada’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby) and Rezolve hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of Armada’s liabilities and obligations under the Existing Warrant Agreement (as amended hereby) arising from and after the execution of this Agreement, in each case, as of the Merger Effective Time, and conditioned on the occurrence of the Closing. As a result of the preceding sentence, effective immediately prior Merger Effective Time, each Warrant shall be exchanged for newly issued Rezolve warrants and automatically cease to represent a right to acquire Armada common stock and shall instead represent a right to acquire Rezolve Ordinary Shares pursuant to the terms and conditions of the Existing Warrant Agreement (as amended hereby). Rezolve consents to payment of the Warrant Price (as defined in the Existing Warrant Agreement) upon an exercise of such warrants for Rezolve Ordinary Shares in accordance with the terms of the Existing Warrant Agreement.

Section 1.2 Consent. Continental hereby consents to the assignment of the Existing Warrant Agreement by Armada to Rezolve pursuant to Section 1.1 hereof effective immediately at the Effective Time and conditioned on the occurrence of the Closing, and the assumption of the Existing Warrant Agreement by Rezolve from Armada pursuant to Section 1.1 hereof effective at the Effective Time and conditioned on the occurrence of the Closing, and to the continuation of the Existing Warrant Agreement in full force and effect from at the Effective Time, subject at all times to the Existing Warrant Agreement (as amended hereby) and to all of the provisions, covenants, agreements, terms and conditions of the Existing Warrant Agreement and this Agreement.

Section 1.3 Appointment of Warrant Agent. Rezolve hereby appoints Computershare to serve as successor warrant agent to Continental under the Existing Warrant Agreement (as amended hereby) effective upon the Closing, and Continental hereby assigns to Computershare, and Computershare hereby agrees to accept and assume, with effect from Closing all of Continental’s rights, interests and obligations in, and under the Existing Warrant Agreement (as amended hereby) and the Warrants, as warrant agent; provided that, Computershare shall not assume any of Continental’s liabilities and obligations under the Existing Warrant Agreement (as amended hereby) arising prior to the Closing. Unless otherwise provided or the context otherwise requires, from and after Closing, any references in the Existing Warrant Agreement (as amended hereby) to the “Warrant Agent” shall mean Computershare.

ARTICLE II

AMENDMENT OF EXISTING WARRANT AGREEMENT

Rezolve and Computershare hereby amend the Existing Warrant Agreement as provided in this Article II, effective at the Merger Effective Time and conditioned on the occurrence of the Closing, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Article II are necessary or desirable and that such amendments do not adversely affect the interests of the Registered Holders (as such term is defined in the Existing Warrant Agreement).

Section 2.1 Preamble. All references to “Armada Acquisition Corp. I, a Delaware corporation, with offices at 2005 Market Street, Suite 3120, Philadelphia, PA 19103” in the Existing Warrant Agreement shall refer instead to “Rezolve AI PLC, a public limited company registered under the laws of England and Wales with offices at 3rd Floor, 80 New Bond Street London, W1S 1SB, United Kingdom.” As a result thereof, all references to the “Company” in the Existing Warrant Agreement shall be references to Rezolve AI PLC rather than to Armada Acquisition Corp. I. All references to “Continental Stock Transfer & Trust Company, a New York limited purpose trust company, with offices at 1 State Street, New York, New York 10004” in the Existing Warrant Agreement shall refer instead to “Computershare Inc., a Delaware corporation (“Computershare Inc.”) and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, (collectively with Computershare Inc., “Computershare”).” As a result thereof, all references to the “Warrant Agent” in the Existing Warrant Agreement shall be references to Computershare rather than to Armada Continental.

Section 2.2. Preamble All references to “common stock” or “Common Stock” in the Existing Warrant Agreement shall refer instead to “ordinary shares” or “Shares”, respectively. As a result thereof, all references to “common stock” or “Common Stock” in the Existing Warrant Agreement shall be references to Rezolve Ordinary Shares rather than to Armada Common Stock. All references to “par value” in the Existing Warrant Agreement shall refer instead to “nominal value”.

Section 2.3 Preamble. The following preambles shall be inserted into the Existing Warrant Agreement:

“WHEREAS, the Company, Armada Acquisition Corp. I, a Delaware corporation (“Armada”) and Rezolve Merger Sub, Inc., a Delaware corporation (the “Merger Sub”) are parties to a Business Combination Agreement originally dated as of 17 December 2021 as amended, restated, amended and restated, supplemented or otherwise modified from time to time (the “Business Combination Agreement”), pursuant to which, among other things, the Company shall reorganize its share capital and re-register as a public company limited by shares (the “Company Reorganization”), and thereafter, Armada shall be merged with and into Merger Sub (a wholly-owned subsidiary of the Company), with Armada surviving as a subsidiary of the Company (the “Merger” and the date on which it closed the “Closing Date”, with such terms having the same meanings as defined in the Business Combination Agreement);

WHEREAS, prior to the Merger, Armada had in issue a number of Armada Units consisting of one share of Armada common stock and one-half of one redeemable Armada warrant (which traded on Nasdaq under the symbol “AACIW”). Each whole Armada warrant entitled the holder to purchase one share of Armada common stock at a price of $11.50 per share, subject to adjustment. Pursuant to the Business Combination Agreement, upon the consummation of the Merger, each issued and outstanding Armada warrant is exchanged for one warrant issued by the Company (the “Warrants”) to the holders of Armada warrants for a total of [•]Warrants;

WHEREAS, the Company has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, No. 333-272751 (“Registration Statement”), for the registration, under the Securities Act of 1933, as amended (“Act”) of, among other securities, the Warrants;”

Section 2.4 Preamble. The following preambles in the Existing Warrant Agreement are hereby deleted in their entirety:

“WHEREAS, the Company is engaged in a public offering (“Public Offering”) of up to 17,250,000 units, each unit (“Unit”) comprised of one share of common stock of the Company, par value $0.0001 per share (“Common Stock”), and one-half of one warrant, where each whole warrant entitles the holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as described herein, and, in connection therewith, will issue and deliver up to 8,625,000 warrants (the “Public Warrants”) to the public investors in connection with the Public Offering;”

“WHEREAS, the Company has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1, No. 333-257692 (“Registration Statement”), for the registration, under the Securities Act of 1933, as amended (“Act”) of, among other securities, the Public Warrants;”

“WHEREAS, following consummation of the Public Offering, the Company may issue additional warrants (“Post-IPO Warrants” and together with the Public Warrants, the “Warrants”) in connection with, or following the consummation by the Company of, a Business Combination (defined below);”

Section 2.5 Preamble. All references to “Public Warrants” in the Existing Warrant Agreement shall refer instead to “Warrants”.

Section 2.6 Uncertificated Warrants. Section 2.2 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

“2.2 Uncertificated Warrants. Notwithstanding anything herein to the contrary, any Warrant may be issued in uncertificated or book-entry form through the Warrant Agent and/or the facilities of The Depository Trust Company (the “Depositary”) or other book-entry depositary system, in each case as determined by the Board of Directors of the Company or by an authorized committee thereof. Any Warrant so issued shall have the same terms, force and effect as a certificated Warrant that has been duly countersigned by the Warrant Agent in accordance with the terms of this Agreement.”

Section 2.7 Effect of Countersignature. Section 2.3 of the Existing Warrant Agreement is hereby amended to add the following immediately after the first full sentence thereof:

“The Warrants shall be countersigned by the Warrant Agent either manually or by facsimile or other electronic signature.”

Section 2.8 Detachability of Warrants. Section 2.5 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“[INTENTIONALLY OMITTED]”

Section 2.9 Post-IPO Warrants. Section 2.6 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“[INTENTIONALLY OMITTED]”

Section 2.10 Terms and Exercise of Warrants. Section 3.1 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

“3.1 Terms and Exercise of Warrants. Each Warrant shall, when countersigned by the Warrant Agent (except with respect to uncertificated Warrants), entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to subscribe for the number of newly issued fully paid ordinary shares in the capital of the Company (“Shares”) stated therein, at the price of $11.50 per share, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1. The term “Warrant Price” as used in this

Agreement refers to the price per share at which the Shares may be subscribed at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than twenty (20) Business Days; provided, that the Company shall provide at least twenty (20) days’ prior written notice of such reduction to Registered Holders of the Warrants and, provided further that any such reduction shall be applied consistently to all of the Warrants.”

Section 2.11 Duration of Warrants. Section 3.2 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

“3.2 Duration of Warrants. A Warrant may be exercised only during the period commencing on 30 days after the Closing Date, and terminating at 5:00 p.m., New York City time on the earlier to occur of (i) five years from the Closing Date, (ii) the Redemption Date as provided in Section 6.2 of this Agreement and (iii) the liquidation of the Company (“Expiration Date”). The period of time from the date the Warrants will first become exercisable until the expiration of the Warrants shall hereafter be referred to as the “Exercise Period.” Except with respect to the right to receive the Redemption Price (as set forth in Section 6 hereunder), as applicable, each Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at the close of business on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided, however, that the Company will provide at least twenty (20) days’ prior written notice of any such extension to Registered Holders and, provided further that any such extension shall be applied consistently to all of the Warrants.”

Section 2.12 Payment. Section 3.3.1 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

“3.3.1 Payment. Subject to the provisions of the Warrant and this Agreement, a Warrant, when countersigned by the Warrant Agent, may be exercised by the Registered Holder thereof by surrendering it, at the principal office of the Warrant Agent or to the office of one of its agents as may be designated by the Warrant Agent from time to time, or at the office of its successor as Warrant Agent, with the subscription form, as set forth in the Warrant, properly completed and duly executed, and by paying in full the Warrant Price for each Share as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant by good certified check or good bank draft payable to the order of the Warrant Agent or wire transfer. In the event of a cash exercise, the Company hereby instructs the Warrant Agent to record cost basis for newly issued Shares in a manner to be subsequently communicated by the Company in writing to the Warrant Agent. The Warrant Agent shall not have any duty or obligation to take any action under any section of this Agreement that requires the payment of taxes and/or charges unless and until it is satisfied that all such payments have been made. The Warrant Agent shall forward funds received for warrant exercises in a given month by the 5th business day of the following month by wire transfer to an account designated by the Company.”

Section 2.13 Issuance of Shares. Section 3.3.2 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

“3.3.2 Issuance of Shares. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price (if any), the Company shall issue to the Registered Holder of such Warrant a certificate or certificates, or book entry position, for the number of Shares to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it, and if such Warrant shall not have been exercised in full, a new countersigned Warrant, or book entry position, for the number of Shares as to which such Warrant shall not have been exercised. Notwithstanding the foregoing, in no event will the Company be required to net cash settle the Warrant exercise. No Warrant shall be exercisable for cash and the Company shall not be obligated to issue Shares upon exercise of a Warrant unless the Shares issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state or country of residence of the Registered Holder of the Warrants. In the event that the condition in the immediately preceding sentence is not satisfied with respect to a Warrant, the holder of such Warrant shall not be entitled to exercise such Warrant for cash and such Warrant may have no value and expire worthless. Warrants may not be exercised by, or securities issued to, any Registered Holder in any state or country in which such exercise would be unlawful. The Warrant Agent shall not be liable for the Company’s failure to timely deliver the Shares pursuant to the terms of the Warrants, nor shall the Warrant Agent be liable for any liquidated damages or any other damages associated therewith.”

Section 2.14 Maximum Percentage. Section 3.3.5 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

“3.3.5 Maximum Percentage. If the Company is a “foreign private issuer” under as defined under Rule 3b-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and for so long as the Company remains a foreign private issuer, a holder of a Warrant may notify the Company in writing in the event it elects to be subject to the provisions contained in this subsection 3.3.5; however, no holder of a Warrant shall be subject to this subsection 3.3.5 unless he, she or it makes such election. If the election is made by a holder, the Warrant Agent shall not effect the exercise of the holder’s Warrant, and such holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, upon receipt of written notice from the Company that such person (together with such person’s affiliates) would beneficially own in excess of 9.8% (the “Maximum Percentage”) of the Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Shares beneficially owned by such person and its affiliates shall include the number of Shares issuable upon exercise of the Warrant with respect to which the determination of such sentence is being made, but shall exclude Shares that would be issuable upon (x) exercise of the remaining, unexercised portion of the Warrant beneficially owned by such person and its affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such person and its affiliates (including, without limitation, any convertible notes or convertible preferred shares or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act. For purposes of the Warrant, in determining the number of outstanding Shares, the holder may rely on the number of outstanding Shares as reflected in (1) the Company’s most recent annual report on Form 10-K, quarterly report on Form 10-Q, current report on Form 8-K or other public filing with the SEC as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Warrant Agent setting forth the number of Shares outstanding. For any reason at any time, upon the written request of the holder of the Warrant, the Company shall, within two (2) Business Days, confirm orally and in writing to such holder the number of Shares then outstanding. In any case, the number of outstanding Shares shall be determined after giving effect to the conversion or exercise of equity securities of the Company by the holder and its affiliates since the date as of which such number of outstanding Shares was reported. By written notice to the Company, the holder of a Warrant may from time to time increase or decrease the Maximum Percentage applicable to such holder to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company.”

[Section 2.15 Cashless Exercise. A new subsection 3.3.6 is hereby inserted in the Existing Warrant Agreement as follows:

“3.3.6. Cashless Exercise. In the event of a cashless exercise, the Company shall provide cost basis for Shares issued pursuant to a cashless exercise at the time the Company confirms the number of Shares issuable in connection with the cashless exercise to the Warrant Agent pursuant to Section [ ] hereof. In connection with any cashless exercise of Warrants, the Company shall calculate and transmit to the Warrant Agent, and the Warrant Agent shall have no duty under this Agreement to determine, the number of Shares to be issued on such cashless exercise, and the Warrant Agent shall have no duty or obligation to calculate or confirm whether the Company’s determination of the number of Shares to be issued on such exercise is accurate.”]

Section 2.15 Extraordinary Dividends. Section 4.3 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

“4.3 Extraordinary Dividends. If the Company, at any time while the Warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of the Shares or other shares in the capital of the Company into which the Warrants are convertible (an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and the fair market value (as determined by the Company’s Board of Directors, in good faith) of any securities or other assets paid in respect of such Extraordinary Dividend divided by all outstanding shares of the Company at such time (whether or not any shareholders waived their right to receive such dividend); provided, however, that none of the following shall be deemed an Extraordinary Dividend for purposes of this provision: (a) any adjustment described in subsection 4.1 above, or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 per share (taking into account all of the outstanding shares of the Company at such time (whether or not any shareholders waived their right to receive such dividend) and as adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of Shares issuable on exercise of each Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50. Solely for purposes of illustration, if the Company, at a time while the Warrants are outstanding and unexpired, pays a cash dividend of $0.35 and previously paid an aggregate of $0.40 of cash dividends and cash distributions on the Shares during the 365-day period ending on the date of declaration of such $0.35 dividend, then the Warrant Price will be decreased, effectively immediately after the effective date of such $0.35 dividend, by $0.25 (the absolute value of the difference between $0.75 (the aggregate amount of all cash dividends and cash distributions paid or made in such 365-day period, including such $0.35 dividend) and $0.50 (the greater of (x) $0.50 and (y) the aggregate amount of all cash dividends and cash distributions paid or made in such 365-day period prior to such $0.35 dividend)). Furthermore, solely for the purposes of illustration, if following the Closing Date, there were total Shares outstanding of 100,000,000 and the Company paid a $1.00 dividend to 17,500,000 of such Shares (with the remaining 82,500,000 Shares waiving their right to receive such dividend), then no adjustment to the Warrant Price would occur as a $17.5 million dividend payment divided by 100,000,000 Shares equals $0.175 per Share which is less than $0.50 per Share.”

Section 2.16 Issuance in connection with a Business Combination. Section 4.6 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“[INTENTIONALLY OMITTED]”

Section 2.17 Notices of Changes in Warrant. Section 4.7 of the Existing Warrant Agreement is hereby amended to add the following immediately after the first full sentence thereof:

“The Warrant Agent shall be entitled to rely on such notice and any adjustment or statement therein contained and shall have no duty or liability with respect thereto and shall not be deemed to have knowledge of any such adjustment or any such event unless and until it shall have received such notice. The Company shall also provide to the Warrant Agent any new or amended exercise terms.”

Section 2.18 Form of Warrant. Section 4.9 of the Existing Warrant Agreement is hereby amended by deleting the last sentence thereof in its entirety and replacing it with the following:

“However, the Company may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof or the rights, duties, obligations or immunities of the Warrant Agent, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.”

Section 2.19 Registration of Transfer. Section 5.1 of the Existing Warrant Agreement is hereby amended by deleting the first full sentence thereof and replacing it with the following: “The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, in the case of certificated Warrants, properly endorsed with signatures properly guaranteed (which may include any evidence of authority that may be required by the Warrant Agent, including but not limited to, a signature guarantee from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association) and accompanied by appropriate instructions for transfer.”

Section 2.20 Fractional Warrants. Section 5.3 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

“5.3 Fractional Warrants. The Company shall not issue fractional Warrants. The Warrant Agent shall not be required to effect any registration of transfer or exchange which will result in the issuance of a Warrant certificate or book-entry position for a fraction of a Warrant.”

Section 2.21 Transfer of Warrants Section 5.7 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“[INTENTIONALLY OMITTED]”

Section 2.22 Redemption Section 6.1 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

“6.1 Redemption. Not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time during the Exercise Period, at the office of the Warrant Agent, upon the notice referred to in Section 6.2, at the price of $0.01 per Warrant (“Redemption Price”), provided that the last sales price of the Common Stock equals or exceeds $18.00 per share (subject to adjustment in accordance with Section 4 hereof), on each of twenty (20) trading days within any thirty (30) trading day period commencing after the Warrants become exercisable and ending on the third trading day prior to the date on which notice of redemption is given and provided that there is an effective registration statement covering the shares of Common Stock issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption; provided, however, that if and when the Warrants become redeemable by the Company, the Company may not exercise such redemption right if the issuance of shares of Common Stock upon exercise of the Warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.”

Section 2.23 Exercise After Notice of Redemption. Section 6.3 is hereby amended and restated in its entirety as follows:

“6.3 Exercise After Notice of Redemption. The Warrants may be exercised, for cash at any time after notice of redemption shall have been given by the Company pursuant to Section 6.2 hereof and prior to the Redemption Date. On and after the Redemption Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.”

Section 2.24 Lost, Stolen, Mutilated or Destroyed Warrants. Section 7.2 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

“7.2 Lost, Stolen, Mutilated, or Destroyed Warrants. If any Warrant is lost, stolen, mutilated, or destroyed, the Company and the Warrant Agent may on such terms as to indemnity or otherwise as they may in their discretion impose (which may include the receipt by the Warrant Agent of an open penalty surety bond satisfactory to it and holding it and the Company harmless), absent notice to the Warrant Agent that such certificates have been acquired by a bona fide purchaser, and which shall, in the case of a mutilated Warrant, include the surrender thereof, issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. The Warrant Agent may, at its option, issue replacement Warrants for mutilated certificates upon presentation thereof without such indemnity. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.”

Section 2.25 Reservation of Shares of Common Stock. Section 7.3 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

“7.3 Reservation of Shares of Common Stock. The Company shall at all times ensure the Board is empowered under section 551 of the Companies Act 2006 (UK) to allot a number of Shares (or grant rights to subscribe for or to convert any security into Shares) that will be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement, and procure that the requisite shareholder approvals (if required) is obtained to waive any pre-emptive rights under section 561 of the Companies Act 2006 (UK) in relation to the Shares that may be exercisable under all outstanding Warrants.”

Section 2.26 Registration of Shares of Common Stock. Section 7.4 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

“7.4 Registration of Shares of Common Stock. The Company agrees that as soon as practicable after the Closing Date, it shall use its best efforts to file with the Securities and Exchange Commission a registration statement for the registration, under the Act, of the shares of Common Stock issuable upon exercise of the Warrants, and it shall use its best efforts to take such action as is necessary to register or qualify for sale, in those states in which the Warrants were initially offered by the Company and in those states where holders of Warrants then reside, the shares of Common Stock issuable upon exercise of the Warrants, to the extent an exemption is not available. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement until the expiration of the Warrants in accordance with the provisions of this Agreement.”

Section 2.27 Opinion of Counsel. A new subsection 7.5 is hereby inserted in the Existing Warrant Agreement as follows:

“7.5 Opinion of Counsel. The Company shall provide an opinion of counsel prior to the Effective Time to set up a reserve of Warrants and related Shares. The opinion shall state that all Warrants or Shares issuable upon exercise of the Warrants, as applicable: (i) were offered, sold or issued as part of an offering that was registered in compliance with the Securities or pursuant to an exemption from the registration requirements of the Securities Act; (ii) were issued in compliance with all applicable state securities or “blue sky” laws; and (iii) are validly issued, fully paid and non-assessable.”

Section 2.28 Payment of Taxes. Section 8.1 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

“8.1 Payment of Taxes. The Company will from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of Shares upon the exercise of Warrants, but the Company shall not be obligated to pay any transfer taxes or stamp duty in respect of the Warrants or such shares.”

Section 2.29 Appointment of Successor Warrant Agent. Section 8.2.1 of the Existing Warrant Agreement is hereby amended as follows:

(i)	deleting “sixty (60)” in the first full sentence thereof and replacing it with “thirty (30)”; and

(ii)

adding the following to the end of the last sentence thereof: “; provided that, such predecessor Warrant Agent shall not be required to make any additional expenditure (without prompt reimbursement by the Company) or assume any additional liability in connection with the foregoing.”

Section 2.30 Merger or Consolidation of the Warrant Agent. Section 8.2.1 of the Existing Warrant Agreement is hereby amended by replacing each instance of “corporation” with “entity”.

Section 2.31 Remuneration. Subsection 8.3.1 of the Existing Warrant Agreement is hereby deleted in its entirety and replaced with the following:

“8.3.1. Remuneration. The Company agrees to pay the Warrant Agent reasonable remuneration for its services as such Warrant Agent hereunder in accordance with a fee schedule to be mutually agreed upon and will reimburse the Warrant Agent upon demand for all of its reasonable and documented expenses (including reasonable and documented counsel fees and expenses) incurred in connection with the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder.”

Section 2.32 Reliance on Company Statement. Subsection 8.4.1 of the Existing Warrant Agreement is hereby deleted in its entirety and replaced with the following:

“8.4.1. Reliance on Company Statement. Whenever in the performance of its duties under this Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking, suffering or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Chief Executive Officer or Chairman of the Board of the Company and delivered to the Warrant Agent; and such certificate shall be full authorization and protection to the Warrant Agent and the Warrant Agent shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reasonable reliance upon such certificate. The Warrant Agent shall not be held to have notice of any change of authority of any authorized officer, until receipt of written notice thereof from Company.”

Section 2.33 Indemnity. Subsection 8.4.2 of the Existing Warrant Agreement is hereby deleted in its entirety and replaced with the following:

“8.4.2. Indemnity. The Company agrees to indemnify the Warrant Agent and save it harmless against any and all liability, loss, damage, judgment, fine, penalty, claim, demand, settlement, cost or expense that is paid, incurred or to which it becomes subject, including judgments, costs and reasonable and documented counsel fees, for anything done or omitted by the Warrant Agent for any action taken, suffered or omitted to be taken by the Warrant Agent in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the reasonable and documented costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or of enforcing its rights under this Agreement, except as a result of the Warrant Agent’s fraud, gross negligence, willful misconduct or bad faith (in each case as determined by a final, non-appealable judgment of a court of competent jurisdiction). The Warrant Agent shall be liable hereunder only for its own fraud, gross negligence, willful misconduct or bad faith (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction). Notwithstanding anything to the contrary herein, any liability of the Warrant Agent under this Agreement shall be limited to the amount of fees (but not including any reimbursed costs) paid by the Company to the Warrant Agent during the twelve (12) months immediately preceding the event for which recovery from the Warrant Agent is being sought.”

Section 2.34 Liability of the Warrant Agent. Section 8.4 of the Existing Warrant Agreement is amended to insert the following new subsections:

“8.4.4. Legal Counsel. The Warrant Agent may consult with legal counsel selected by it (who may be legal counsel for the Company), and the opinion or advice of such counsel shall be full and complete authorization and protection to the Warrant Agent as to any action taken or omitted by it in accordance with such advice or opinion.

8.4.5. Reliance on Agreement and Warrants. The Warrant Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Warrants (except as to its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

8.4.6. Freedom to Trade in Company Securities. The Warrant Agent and any stockholder, director, officer or employee of the Warrant Agent may buy, sell or deal in any of the Warrants or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not

Warrant Agent under this Agreement. Nothing herein shall preclude the Warrant Agent or any such stockholder, director, officer or employee of the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

8.4.7. No Risk of Own Funds. No provision of this Agreement shall require the Warrant Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise any of its rights or powers if it shall reasonably believe that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

8.4.8. No Notice. The Warrant Agent shall not be required to take notice or be deemed to have notice of any event or condition hereunder, including any event or condition that may require action by the Warrant Agent, unless the Warrant Agent shall be specifically notified in writing of such event or condition by the Company, and all notices or other instruments required by this Agreement to be delivered to the Warrant Agent must, in order to be effective, be received by the Warrant Agent as specified in Section 9.2 hereof, and in the absence of such notice so delivered, the Warrant Agent may conclusively assume no such event or condition exists.

8.4.9. Ambiguity. In the event the Warrant Agent believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Warrant Agent shall seek clarification. If such clarification is not provided within a reasonable amount of time, the Warrant Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to Company, the holder of any Warrant or any other person for refraining from taking such action, unless the Warrant Agent receives written instructions signed by the Company which eliminates such ambiguity or uncertainty to the satisfaction of Warrant Agent.

8.4.10. Non-Registration. The Warrant Agent shall not be liable or responsible for any failure of the Company to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable regulation or law.

8.4.11. Signature Guarantee. The Warrant Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any related law, act, regulation or any interpretation of the same.

8.4.12. Reliance on Attorneys and Agents. The Warrant Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Warrant Agent shall not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, omission, default, neglect or misconduct, absent fraud, gross negligence, willful misconduct or bad faith (each as determined by a final, non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.

8.4.13. Consequential Damages. Notwithstanding anything to the contrary herein, neither party to this Agreement shall be liable to the other party for any consequential, indirect, punitive, special or incidental damages under any provisions of this Agreement or for any consequential, indirect, punitive, special or incidental damages arising out of any act or failure to act hereunder even if that party has been advised of or has foreseen the possibility of such damages.”

Section 2.35 Acceptance of Agency. Section 8.5 of the Existing Warrant Agreement shall be deleted in its entirety and replaced with the following:

“8.5. Acceptance of Agency. The Warrant Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the express terms and conditions (and no implied terms and conditions) herein set forth and among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for all monies received by the Warrant Agent for the subscription for Shares through the exercise of the Warrants. The Warrant Agent shall act hereunder solely as agent for the Company. The Warrant Agent shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the Warrants or Shares. The Warrant Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any holder of Warrants or Shares with respect to any action or default by the Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon the Company. The Warrant Agent shall have no responsibility to the Company, any holders of Warrants, any holders of Shares or any other person for interest or earnings on any moneys held by the Warrant Agent pursuant to this Agreement.”

Section 2.36 Survival. Section 8 of the Existing Warrant Agreement shall have a new subsection 8.6 inserted as follows:

“8.6 Survival. The provisions of this Section 8 shall survive the termination of this Agreement, the resignation, replacement or removal of the Warrant Agent and the exercise, termination and expiration of the Warrants.”

Section 2.36 Notices. Section 9.2 of the Existing Warrant Agreement is hereby amended as follows:

(i)	The address for notices to Armada and Continental set forth in Section 9.2 of the Existing Warrant Agreement are hereby amended and restated in its entirety as follows:

“Rezolve AI PLC

3rd Floor, 80 New Bond Street

London, W1S 1SB

United Kingdom

Attention: Dan Wagner

E-mail: DanWagner@Rezolve.com

Or any other address as notified in writing by the Company to the Warrant Agent.

Computershare Trust Company, N.A.

Computershare Inc.

150 Royal Street

Canton, MA 02021

Attn: Client Services”

(ii)	Deleting each instance of “within five days after” and replacing it with “upon”

Section 2.37 Examination of the Warrant Agreement. Section 9.5 of the Existing Warrant Agreement is hereby by deleting “, in the Borough of Manhattan, City and State of New York,”.

Section 2.38 Amendments. Section 9.8 of the Existing Warrant Agreement is hereby amended and restated in its entirety as follows:

“9.8 Amendments. This Agreement may be amended by the parties hereto without the consent of any Registered Holder (i) for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained herein, (ii) to make any amendments that are necessary in the good faith determination of the Company’s board of directors (taking into account then existing market precedents) to allow for the Warrants to be classified as equity in the Company’s financial statements or (iii) adding or changing any other provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Registered Holders. All other modifications or amendments, including any amendment to increase the Warrant Price or shorten the Exercise Period, shall require the written consent or vote of the Registered Holders of a majority of the then outstanding Warrants. Notwithstanding the foregoing, the Company may lower the Warrant Price or extend the duration of the Exercise Period pursuant to Sections 3.1 and 3.2, respectively, or make any amendment necessary in the good faith determination of the Company’s board of directors (taking into account then existing market precedents) to allow for the Warrants to be classified as equity in the Company’s financial statements, in each case, without the consent of the Registered Holders. As a condition precedent to the Warrant Agent’s execution of any amendment, the Company shall deliver to the Warrant Agent a certificate from a duly authorized officer of the Company that states that the proposed amendment is in compliance with the terms of this Section 9.8. Notwithstanding anything in this Agreement to the contrary, the Warrant Agent may, but is not obligated to, execute any amendment, supplement or waiver that affects the Warrant Agent’s own rights, duties or immunities under this Agreement. No supplement or amendment to this Agreement shall be effective unless duly executed by the Warrant Agent.”

Section 2.39 Trust Account Waiver. Section 9.9 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“[INTENTIONALLY OMITTED]”

Section 2.40 Severability. Section 9.9 of the Existing Warrant Agreement is hereby amended by deleting the first full sentence thereof in its entirety and replacing it with the following:

“This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof; provided, however, that if such prohibited and invalid provision shall adversely affect the rights, immunities, liabilities, duties or obligations of the Warrant Agent, the Warrant Agent shall be entitled to resign immediately upon written notice to the Company.”

Section 2.41 Bank Accounts. A new Section 9.8 is hereby inserted as follows:

“9.8. Bank Accounts. All funds received by Computershare under this Agreement that are to be distributed or applied by Computershare in the performance of Services (the “Funds”) shall be held by Computershare as agent for the Company and deposited in one or more bank accounts to be maintained by Computershare in its name as agent for the Company. Until paid pursuant to this Agreement, Computershare may hold or invest the Funds through such accounts in: (a) funds backed by obligations of, or guaranteed by, the United States of America; (b) debt or commercial paper obligations rated A-1 or P-1 or better by S&P Global Inc. (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”), respectively; (c) Government and Treasury backed AAA-rated Fixed NAV money market funds that comply with Rule 2a-7 of the Investment Company Act of 1940, as amended; or (d) short term certificates of deposit, bank repurchase agreements, and bank accounts with commercial banks with Tier 1 capital exceeding $1 billion, or with an investment grade rating by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Warrant Agent shall have no responsibility or liability for any diminution of the Funds that may result from any deposit or investment made by Computershare in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. Computershare may from time to time receive interest, dividends or other earnings in connection with such deposits or investments. The Warrant Agent shall not be obligated to pay such interest, dividends or earnings to the Company, any holder or any other party.”

Section 2.42 Force Majeure. A new Section 9.9 is hereby inserted as follows:

“9.9. Force Majeure. Notwithstanding anything to the contrary contained herein, the Warrant Agent will not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, epidemic, pandemic, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.”

Section 2.43 Confidentiality. A new Section 9.10 is hereby inserted as follows:

“9.10 Confidentiality. The Warrant Agent and the Company agree that all books, records, information and data pertaining to the business of the other party, including inter alia, personal, non-public warrant holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement, including the fees for services set forth in a fee schedule to be mutually agreed upon, shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law, including, without limitation, pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).”

Section 2.24 Entire Agreement. A new Section 9.11 is hereby inserted as follows:

“9.11. Entire Agreement. This Agreement, together with the Warrants, contains the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. Notwithstanding anything to the contrary contained in this Agreement, the express terms of this Agreement control and supersede any provision in the Warrants concerning the rights, duties, obligations, protections, immunities and liability of the Warrant Agent. The Company shall not amend any provisions of the Warrants without the prior consent of the Warrant Agent, not to be unreasonably withheld or delayed.”

ARTICLE III

MISCELLANEOUS PROVISIONS

Section 3.1 Effectiveness of Agreement. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be contingent upon the occurrence of the Closing.

Section 3.2 Examination of the Existing Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of Computershare in the United States of America, for inspection by the Registered Holder (as such term is defined in the Existing Warrant Agreement) of any Warrant. Computershare may require any such holder to submit such holder’s Warrant for inspection by Computershare.

Section 3.3 Governing Law. This Agreement, the entire relationship of the parties hereto, and any dispute between the parties (whether grounded in contract, tort, statute, law or equity) shall be governed by, construed in accordance with, and interpreted pursuant to the laws of the State of New York, without giving effect to its choice of laws principles.

Section 3.4 Persons Having Rights under this Agreement. Nothing in this Agreement shall be construed to confer upon, or give to, any person or entity other than the parties hereto and the Registered Holders any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the Registered Holders.

Section 3.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

Section 3.6 Entire Agreement. Except to the extent specifically amended or superseded by the terms of this Agreement, all of the provisions of the Existing Warrant Agreement shall remain in full force and effect, as assigned and assumed by the parties hereto, to the extent in effect on the date hereof, and shall apply to this Agreement, mutatis mutandis. This Agreement and the Existing Warrant Agreement, as assigned and modified by this Agreement, constitutes the complete agreement between the parties and supersedes any prior written or oral agreements, writings, communications or understandings with respect to the subject matter hereof.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, Rezolve, Armada, Continental and Computershare have duly executed this Agreement, all as of the date first written above.

ARMADA ACQUISITON CORP. I

By:
Name:
Title:

REZOLVE AI LIMITED

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:
Name:
Title:

NORTHLAND SECURITIES, INC. (for purposes of consenting to the amendments to Sections 2.5, 7.4, 9.4 and 9.8)

By:
Name:
Title:

COMPUTERSHARE INC. COMPUTERSHARE TRUST COMPANY, N.A., on behalf of both parties

By:
Name:
Title:

[Signature Page to Warrant Assumption Agreement]

Annex E

FORM OF AMENDED AND RESTATED WARRANT AGREEMENT

This agreement is made as of [•], 2024 between Rezolve AI PLC, a public company incorporated under the laws of England and Wales with registration number 14573691 (“Company”), and Computershare Inc., a Delaware corporation (“Computershare Inc.”) and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, (collectively with Computershare Inc., “Computershare”) (“Warrant Agent”).

WHEREAS, the Company, Armada Acquisition Corp. I, a Delaware corporation (“Armada”) and Rezolve Merger Sub, Inc., a Delaware corporation (the “Merger Sub”) are parties to a Business Combination Agreement originally dated as of 17 December 2021 and amended as of [•] 2023 (“Business Combination Agreement”), pursuant to which, among other things, the Company shall reorganize its share capital and re-register as a public company limited by shares (the “Company Reorganization”), and thereafter, Armada shall be merged with and into Merger Sub (a wholly-owned subsidiary of the Company), with Armada surviving as a subsidiary of the Company (the “Merger” and the date on which it closed the “Closing Date”, with such terms having the same meanings as defined in the Business Combination Agreement);

WHEREAS, prior to the Merger, Armada had in issue a number of Armada Units consisting of one share of Armada common stock and one-half of one redeemable Armada warrant (which traded on Nasdaq under the symbol “AACIW”). Each whole Armada warrant entitled the holder to purchase one share of Armada common stock at a price of $11.50 per share, subject to adjustment. Pursuant to the Business Combination Agreement, upon the consummation of the Merger, each issued and outstanding Armada warrant is exchanged for one warrant issued by the Company (the “Warrants”) to the holders of Armada warrants for a total of [•]Warrants;

WHEREAS, the Company has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, No. 333-[•] (“Registration Statement”), for the registration, under the Securities Act of 1933, as amended (“Act”) of, among other securities, the Warrants;

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption, and exercise of the Warrants;

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent, and the holders of the Warrants; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent, as provided herein, the valid, binding, and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1. Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company for the Warrants in accordance with the express terms and conditions hereof (and no implied terms and conditions), and the Warrant Agent hereby accepts such appointment and agrees to perform the same in accordance with the express terms and conditions (and no duties or obligations shall be inferred or implied) set forth in this Agreement.

2. Warrants.

2.1. Form of Warrant. Each Warrant shall be issued in registered form only, shall be in substantially the form of Exhibit A hereto, the provisions of which are incorporated herein and shall be signed by, or bear the facsimile signature of, the Chairman of the Board of Directors or Chief Executive Officer and Treasurer, Secretary or Assistant Secretary of the Company and shall bear a facsimile of the Company’s seal. In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance.

2.2. Uncertificated Warrants. Notwithstanding anything herein to the contrary, any Warrant may be issued in uncertificated or book-entry form through the Warrant Agent and/or the facilities of The Depository Trust Company (the “Depositary”) or other book-entry depositary system, in each case as determined by the Board of Directors of the Company or by an authorized committee thereof. Any Warrant so issued shall have the same terms, force and effect as a certificated Warrant that has been duly countersigned by the Warrant Agent in accordance with the terms of this Agreement.

2.3. Effect of Countersignature. Except with respect to uncertificated Warrants as described above, unless and until countersigned manually or by facsimile or other electronic signature by the Warrant Agent pursuant to this Agreement, a Warrant shall be invalid and of no effect and may not be exercised by the holder thereof.

2.4. Registration.

2.4.1. Warrant Register. The Warrant Agent shall maintain books (“Warrant Register”) for the registration of original issuance and the registration of transfer of the Warrants. Upon the initial issuance of the Warrants, the Warrant Agent shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company.

2.4.2. Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant is then registered in the Warrant Register (“registered holder”) as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on the Warrant certificate made by anyone other than the Company or the Warrant Agent), for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

3. Terms and Exercise of Warrants

3.1. Warrant Price. Each Warrant shall, when countersigned by the Warrant Agent (except with respect to uncertificated Warrants), entitle the registered holder thereof, subject to the provisions of such Warrant and of this Agreement, to subscribe for the number of newly issued fully paid ordinary shares in the capital of the Company (“Shares”) stated therein, at the price of $11.50 per share, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1. The term “Warrant Price” as used in this Agreement refers to the price per share at which the Shares may be subscribed at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than twenty (20) Business Days; provided, that the Company shall provide at least twenty (20) days’ prior written notice of such reduction to registered holders of the Warrants and, provided further that any such reduction shall be applied consistently to all of the Warrants.

3.2. Duration of Warrants. A Warrant may be exercised only during the period commencing on 30 days after the Closing Date, and terminating at 5:00 p.m., New York City time on the earlier to occur of (i) five years from the Closing Date, (ii) the Redemption Date as provided in Section 6.2 of this Agreement and (iii) the liquidation of the Company (“Expiration Date”). The period of time from the date the Warrants will first become exercisable until the expiration of the Warrants shall hereafter be referred to as the “Exercise Period.” Except with respect to the right to receive the Redemption Price (as set forth in Section 6 hereunder), as applicable, each Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at the close of business on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided, however, that the Company will provide at least twenty (20) days’ prior written notice of any such extension to registered holders and, provided further that any such extension shall be applied consistently to all of the Warrants.

3.3. Exercise of Warrants.

3.3.1. Payment. Subject to the provisions of the Warrant and this Agreement, a Warrant, when countersigned by the Warrant Agent, may be exercised by the registered holder thereof by surrendering it, at the principal office of the Warrant Agent or to the office of one of its agents as may be designated by the Warrant Agent from time to time, or at the office of its successor as Warrant Agent, with the subscription form, as set forth in the Warrant, properly completed and duly executed, and by paying in full the Warrant Price for each Share as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant by good certified check or good bank draft payable to the order of the Warrant Agent or wire transfer. In the event of a cash exercise, the Company hereby instructs the Warrant Agent to record cost basis for newly issued Shares in a manner to be subsequently communicated by the Company in writing to the Warrant Agent. The Warrant Agent shall not have any duty or obligation to take any action under any section of this Agreement that requires the payment of taxes and/or charges unless and until it is satisfied that all such payments have been made. The Warrant Agent shall forward funds received for warrant exercises in a given month by the 5th business day of the following month by wire transfer to an account designated by the Company.

3.3.2. Issuance of Shares. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price (if any), the Company shall issue to the registered holder of such Warrant a certificate or certificates, or book entry position, for the number of Shares to which he, she or it is entitled, registered in such name or names as may be directed by him, her or it, and if such Warrant shall not have been exercised in full, a new countersigned Warrant, or book entry position, for the number of Shares as to which such Warrant shall not have been exercised. Notwithstanding the foregoing, in no event will the Company be required to net cash settle the Warrant exercise. No Warrant shall be exercisable for cash and the Company shall not be obligated to issue Shares upon exercise of a Warrant unless the Shares issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state or country of residence of the registered holder of the Warrants. In the event that the condition in the immediately preceding sentence is not satisfied with respect to a Warrant, the holder of such Warrant shall not be entitled to exercise such Warrant for cash and such Warrant may have no value and expire worthless. Warrants may not be exercised by, or securities issued to, any registered holder in any state or country in which such exercise would be unlawful. The Warrant Agent shall not be liable for the Company’s failure to timely deliver the Shares pursuant to the terms of the Warrants, nor shall the Warrant Agent be liable for any liquidated damages or any other damages associated therewith.

3.3.3. Valid Issuance. All Shares issued upon the proper exercise of a Warrant in conformity with this Agreement shall be validly issued, fully paid and nonassessable.

3.3.4. Date of Issuance. Each person in whose name any book entry position or certificate for Shares is issued shall for all purposes be deemed to have become the holder of record of such Shares on the date on which the Warrant, or book entry position representing such Warrant, was surrendered and payment of the Warrant Price was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the share transfer books of the Company or book entry system of the Warrant Agent are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the share transfer books or book entry system are open.

3.3.5 Maximum Percentage. If the Company is a “foreign private issuer” under as defined under Rule 3b-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and for so long as the

Company remains a foreign private issuer, a holder of a Warrant may notify the Company in writing in the event it elects to be subject to the provisions contained in this subsection 3.3.5; however, no holder of a Warrant shall be subject to this subsection 3.3.5 unless he, she or it makes such election. If the election is made by a holder, the Warrant Agent shall not effect the exercise of the holder’s Warrant, and such holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), upon receipt of written notice from the Company that such person would beneficially own in excess of 9.8% (the “Maximum Percentage”) of the Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Shares beneficially owned by such person and its affiliates shall include the number of Shares issuable upon exercise of the Warrant with respect to which the determination of such sentence is being made, but shall exclude Shares that would be issuable upon (x) exercise of the remaining, unexercised portion of the Warrant beneficially owned by such person and its affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such person and its affiliates (including, without limitation, any convertible notes or convertible preferred shares or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of Exchange Act. For purposes of the Warrant, in determining the number of outstanding Shares, the holder may rely on the number of outstanding Shares as reflected in (1) the Company’s most recent annual report on Form 10-K, quarterly report on Form 10-Q, current report on Form 8-K or other public filing with the SEC as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Warrant Agent setting forth the number of Shares outstanding. For any reason at any time, upon the written request of the holder of the Warrant, the Company shall, within two (2) Business Days, confirm orally and in writing to such holder the number of Shares then outstanding. In any case, the number of outstanding Shares shall be determined after giving effect to the conversion or exercise of equity securities of the Company by the holder and its affiliates since the date as of which such number of outstanding Shares was reported. By written notice to the Company, the holder of a Warrant may from time to time increase or decrease the Maximum Percentage applicable to such holder to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

4. Adjustments.

4.1. Stock Dividends; Split Ups. If after the date hereof, and subject to the provisions of Section 4.6 below, the number of outstanding Shares is increased by a stock dividend payable in Shares, or by a split up of Shares, or other similar event, then, on the effective date of such stock dividend, split up or similar event, the number of Shares issuable on exercise of each Warrant shall be increased in proportion to such increase in outstanding Shares.

4.2. Aggregation of Shares. If after the date hereof, the number of outstanding Shares is decreased by a consolidation, combination, reverse stock split or reclassification of Shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of Shares issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding Shares.

4.3 Extraordinary Dividends. If the Company, at any time while the Warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of the Shares or other shares in the capital of the Company into which the Warrants are convertible (an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and the fair market value (as determined by the Company’s Board of Directors, in good faith) of any securities or other assets paid in respect of such Extraordinary Dividend divided by all outstanding shares of the Company at such time (whether or not any shareholders waived their right to receive such dividend); provided, however, that none of the following shall be deemed an Extraordinary Dividend for purposes of this provision: (a) any adjustment described in subsection 4.1 above, or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 per share (taking into account all of the outstanding shares of the Company at such time (whether or not any shareholders waived their right to receive such dividend) and as adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of Shares issuable on exercise of each Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50. Solely for purposes of illustration, if the Company, at a time while the Warrants are outstanding and unexpired, pays a cash dividend of $0.35 and previously paid an aggregate of $0.40 of cash dividends and cash distributions on the Shares during the 365-day period ending on the date of declaration of such $0.35 dividend, then the Warrant Price will be decreased, effectively immediately after the effective date of such $0.35 dividend, by $0.25 (the absolute value of the difference between $0.75 (the aggregate amount of all cash dividends and cash distributions paid or made in such 365-day period, including such $0.35 dividend) and $0.50 (the greater of (x) $0.50 and (y) the aggregate amount of all cash dividends and cash distributions paid or made in such 365-day period prior to such $0.35 dividend)). Furthermore, solely for the purposes of illustration, if following the Closing Date, there were total Shares outstanding of 100,000,000 and the Company paid a $1.00 dividend to 17,500,000 of such Shares (with the remaining 82,500,000 Shares waiving their right to receive such dividend), then no adjustment to the Warrant Price would occur as a $17.5 million dividend payment divided by 100,000,000 Shares equals $0.175 per Share which is less than $0.50 per Share.

4.4 Adjustments in Exercise Price. Whenever the number of Shares purchasable upon the exercise of the Warrants is adjusted, as provided in Sections 4.1 and 4.2 above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Shares so purchasable immediately thereafter.

4.5. Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding Shares (other than a change covered by Section 4.1, 4.2 or 4.3 hereof or that solely affects the nominal value of the Shares), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the Warrant holders shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Shares of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the Warrant holder would have received if such Warrant holder had exercised his, her or its Warrant(s) immediately prior to such event. If any reclassification also results in a change in the Shares covered by Section 4.1, 4.2 or 4.3, then such adjustment shall be made pursuant to Sections 4.1, 4.2, 4.3, 4.4 and this Section 4.5. The provisions of this Section 4.5 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event will the Warrant Price be reduced to less than the nominal value per Share issuable upon exercise of the Warrant.

4.6. [Intentionally omitted].

4.7 Notices of Changes in Warrant. Upon every adjustment of the Warrant Price or the number of shares issuable upon exercise of a Warrant, the Company shall give written notice thereof to the Warrant Agent, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. The Warrant Agent shall be entitled to rely on such notice and any adjustment or statement therein contained and shall have no duty or liability with respect thereto and shall not be deemed to have knowledge of any such adjustment or any such event unless and until it shall have received such notice. The Company shall also provide to the Warrant Agent any new or amended exercise terms. Upon the occurrence of any event specified in Sections 4.1, 4.2, 4.3, 4.4, or 4.5, then, in any such event, the Company shall give written notice to each Warrant holder, at the last address set forth for such holder in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

4.8. No Fractional Shares. Notwithstanding any provision contained in this Agreement to the contrary, the Company shall not issue fractional number of Shares upon an exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 4, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a Share, the Company shall, upon such exercise, round down to the nearest whole number of the number of Shares to be issued to such holder.

4.9. Form of Warrant. The form of Warrant need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same Warrant Price and the same number of shares as is stated in the Warrants initially issued pursuant to this Agreement. However, the Company may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof or the rights, duties, obligations or immunities of the Warrant Agent, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

4.10 Other Events. In case any event shall occur affecting the Company as to which none of the provisions of preceding subsections of this Section 4 are strictly applicable, but which would require an adjustment to the terms of the Warrants in order to (i) avoid an adverse impact on the Warrants and (ii) effectuate the intent and purpose of this Section 4, then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the Warrants is necessary to effectuate the intent and purpose of this Section 4 and, if they determine that an adjustment is necessary, the terms of such adjustment. The Company shall adjust the terms of the Warrants in a manner that is consistent with any adjustment recommended in such opinion.

5. Transfer and Exchange of Warrants.

5.1. Registration of Transfer. The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, in the case of certificated Warrants, properly endorsed with signatures properly guaranteed (which may include any evidence of authority that may be required by the Warrant Agent, including but not limited to, a signature guarantee from an eligible guarantor institution participating in a signature guarantee program approved by the Securities Transfer Association) and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent. In the case of certificated Warrants, the Warrants so cancelled shall be delivered by the Warrant Agent, at the expense of the Company, to the Company from time to time upon request.

5.2. Procedure for Surrender of Warrants. Warrants may be surrendered to the Warrant Agent, either in certificated form or in book entry position, together with a written request for exchange or transfer, and thereupon the Warrant Agent shall issue in exchange therefor one or more new Warrants, or book entry positions, as requested by the registered holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that in the event that a Warrant surrendered for transfer bears a restrictive legend, the Warrant Agent shall not cancel such Warrant and issue new Warrants in exchange therefor until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.

5.3. Fractional Warrants. The Company shall not issue fractional Warrants. The Warrant Agent shall not be required to effect any registration of transfer or exchange which will result in the issuance of a Warrant certificate or book-entry position for a fraction of a Warrant.

5.4. Service Charges. No service charge shall be made for any exchange or registration of transfer of Warrants.

5.5. Warrant Execution and Countersignature. The Warrant Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Section 5, and the Company, whenever required by the Warrant Agent, will supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

6. Redemption.

6.1. Redemption. Not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time during the Exercise Period, at the office of the Warrant Agent, upon the notice referred to in Section 6.2, at the price of $0.01 per Warrant (“Redemption Price”), provided that the last sales price of the Shares equals or exceeds $18.00 per share (subject to adjustment in accordance with Section 4 hereof), on each of twenty (20) trading days within any thirty (30) trading day period commencing after the Warrants become exercisable and ending on the third trading day prior to the date on which notice of redemption is given and provided that there is an effective registration statement covering the Shares issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption,; provided, however, that if and when the Warrants become redeemable by the Company, the Company may not exercise such redemption right if the issuance of Shares upon exercise of the Warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.

6.2. Date Fixed for, and Notice of, Redemption. In the event the Company shall elect to redeem all of the Warrants that are subject to redemption, the Company shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the Redemption Date to the registered holders of the Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice.

6.3. Exercise After Notice of Redemption. The Warrants may be exercised, for cash at any time after notice of redemption shall have been given by the Company pursuant to Section 6.2 hereof and prior to the Redemption Date. On and after the Redemption Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.

7. Other Provisions Relating to Rights of Holders of Warrants.

7.1. No Rights as Stockholder. A Warrant does not entitle the registered holder thereof to any of the rights of a shareholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as shareholders in respect of the meetings of shareholders or the election of directors of the Company or any other matter.

7.2. Lost, Stolen, Mutilated, or Destroyed Warrants. If any Warrant is lost, stolen, mutilated, or destroyed, the Company and the Warrant Agent may on such terms as to indemnity or otherwise as they may in their discretion impose (which may include the receipt by the Warrant Agent of an open penalty surety bond satisfactory to it and holding it and the Company harmless), absent notice to the Warrant Agent that such certificates have been acquired by a bona fide purchaser, and which shall, in the case of a mutilated Warrant, include the surrender thereof, issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. The Warrant Agent may, at its option, issue replacement Warrants for mutilated certificates upon presentation thereof without such indemnity. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

7.3. Authorisation of Shares. The Company shall at all times ensure the Board is empowered under section 551 of the Companies Act 2006 (UK) to allot a number of Shares (or grant rights to subscribe for or to convert any security into Shares) that will be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement, and procure that the requisite shareholder approvals (if required) is obtained to waive any pre-emptive rights under section 561 of the Companies Act 2006 (UK) in relation to the Shares that may be exercisable under all outstanding Warrants.

7.4. Registration of Shares. The Company agrees that as soon as practicable after the Closing Date it shall use its best efforts to file with the Securities and Exchange Commission a registration statement for the registration, under the Act, of the Shares issuable upon exercise of the Warrants, and it shall use its best efforts to take such action as is necessary to register or qualify for sale, in those states in which the Warrants were initially offered by the Company and in those states where holders of Warrants then reside, the Shares issuable upon exercise of the Warrants, to the extent an exemption is not available. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement until the expiration of the Warrants in accordance with the provisions of this Agreement.

7.5 Opinion of Counsel. The Company shall provide an opinion of counsel prior to the Effective Time to set up a reserve of Warrants and related Shares. The opinion shall state that all Warrants or Shares issuable upon exercise of the Warrants, as applicable: (i) were offered, sold or issued as part of an offering that was registered in compliance with the Securities or pursuant to an exemption from the registration requirements of the Securities Act; (ii) were issued in compliance with all applicable state securities or “blue sky” laws; and (iii) are validly issued, fully paid and non-assessable.

8. Concerning the Warrant Agent and Other Matters.

8.1. Payment of Taxes. The Company will from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of Shares upon the exercise of Warrants, but the Company shall not be obligated to pay any transfer taxes or stamp duty in respect of the Warrants or such shares.

8.2. Resignation, Consolidation, or Merger of Warrant Agent.

8.2.1. Appointment of Successor Warrant Agent. The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving thirty (30) days’ notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after it has been notified in writing of such resignation or incapacity by the Warrant Agent or by the holder of the Warrant (who shall, with such notice, submit his Warrant for inspection by the Company), then the holder of any Warrant may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Warrant Agent at the Company’s cost. Any successor Warrant Agent, whether appointed by the Company or by such court, shall be a corporation organized and existing under the laws of the State of New York, in good standing and having its principal office in the Borough of Manhattan, City and State of New York, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and upon request of any successor Warrant Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties, and obligations; provided that, such predecessor Warrant Agent shall not be required to make any additional expenditure (without prompt reimbursement by the Company) or assume any additional liability in connection with the foregoing.

8.2.2. Notice of Successor Warrant Agent. In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the transfer agent for the Shares not later than the effective date of any such appointment.

8.2.3. Merger or Consolidation of Warrant Agent. Any entity into which the Warrant Agent may be merged or with which it may be consolidated or any entity resulting from any merger or consolidation to which the Warrant Agent shall be a party shall be the successor Warrant Agent under this Agreement without any further act.

8.3. Fees and Expenses of Warrant Agent.

8.3.1. Remuneration. The Company agrees to pay the Warrant Agent reasonable remuneration for its services as such Warrant Agent hereunder in accordance with a fee schedule to be mutually agreed upon and will reimburse the Warrant Agent upon demand for all of its reasonable and documented expenses (including reasonable and documented counsel fees and expenses) incurred in connection with the preparation, delivery, negotiation, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder.

8.3.2. Further Assurances. The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Agreement.

8.4. Liability of Warrant Agent.

8.4.1. Reliance on Company Statement. Whenever in the performance of its duties under this Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking, suffering or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Chief Executive Officer or Chairman of the Board of the Company and delivered to the Warrant Agent; and such certificate shall be full authorization and protection to the Warrant Agent and the Warrant Agent shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reasonable reliance upon such certificate. The Warrant Agent shall not be held to have notice of any change of authority of any authorized officer, until receipt of written notice thereof from Company.

8.4.2. Indemnity. The Company agrees to indemnify the Warrant Agent and save it harmless against any and all liability, loss, damage, judgment, fine, penalty, claim, demand, settlement, cost or expense that is paid, incurred or to which it becomes subject, including judgments, costs and reasonable and documented counsel fees, for anything done or omitted by the Warrant Agent for any action taken, suffered or omitted to be taken by the Warrant Agent in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the reasonable and documented costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or of enforcing its rights under this Agreement, except as a result of the Warrant Agent’s fraud, gross negligence, willful misconduct or bad faith (in each case as determined by a final, non-appealable judgment of a court of competent jurisdiction). The Warrant Agent shall be liable hereunder only for its own fraud, gross negligence, willful misconduct or bad faith (in each case, as determined by a final, non-appealable judgment of a court of competent jurisdiction). Notwithstanding anything to the contrary herein, any liability of the Warrant Agent under this Agreement shall be limited to the amount of fees (but not including any reimbursed costs) paid by the Company to the Warrant Agent during the twelve (12) months immediately preceding the event for which recovery from the Warrant Agent is being sought.

8.4.3. Exclusions. The Warrant Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Warrant (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant; nor shall it be responsible to make any adjustments required under the provisions of Section 4 hereof or responsible for the manner, method, or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Shares to be issued pursuant to this Agreement or any Warrant or as to whether any Shares will, when issued, be valid and fully paid and nonassessable.

8.4.4. Legal Counsel. The Warrant Agent may consult with legal counsel selected by it and agreed with the Company (who may be legal counsel for the Company), and the opinion or advice of such counsel shall be full and complete authorization and protection to the Warrant Agent as to any action taken or omitted by it in accordance with such advice or opinion.

8.4.5. Reliance on Agreement and Warrants. The Warrant Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Warrants (except as to its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

8.4.6. Freedom to Trade in Company Securities. The Warrant Agent and any stockholder, director, officer or employee of the Warrant Agent may buy, sell or deal in any of the Warrants or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Warrant Agent under this Agreement. Nothing herein shall preclude the Warrant Agent or any such stockholder, director, officer or employee of the Warrant Agent from acting in any other capacity for the Company or for any other legal entity. Without limiting the foregoing, this Section 8.4.6 shall not limit or eliminate the obligations of the Warrant Agent or any stockholder, director, officer or employee of Warrant Agent from complying with applicable laws or other obligations applicable to such person in engaging in such transactions or actions or acting in any other capacity.

8.4.7. No Risk of Own Funds. No provision of this Agreement shall require the Warrant Agent (acting in its capacity as warrant agent under this Agreement) to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise any of its rights or powers if it shall reasonably believe that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

8.4.8. No Notice. The Warrant Agent shall not be required to take notice or be deemed to have notice of any event or condition hereunder, including any event or condition that may require action by the Warrant Agent, unless the Warrant Agent shall be specifically notified in writing of such event or condition by the Company, and all notices or other instruments required by this Agreement to be delivered to the Warrant Agent must, in order to be effective, be received by the Warrant Agent as specified in Section 9.2 hereof, and in the absence of such notice so delivered, the Warrant Agent may conclusively assume no such event or condition exists.

8.4.9. Ambiguity. In the event the Warrant Agent believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Warrant Agent shall seek clarification. If such clarification is not provided within a reasonable amount of time, the Warrant Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to Company, the holder of any Warrant or any other person for refraining from taking such action, unless the Warrant Agent receives written instructions signed by the Company which eliminates such ambiguity or uncertainty to the satisfaction of Warrant Agent.

8.4.10. Non-Registration. The Warrant Agent shall not be liable or responsible for any failure of the Company to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including without limitation obligations under applicable regulation or law.

8.4.11. Signature Guarantee. The Warrant Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any related law, act, regulation or any interpretation of the same.

8.4.12. Reliance on Attorneys and Agents. The Warrant Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Warrant Agent shall not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, omission, default, neglect or misconduct, save to the extent arising from the fraud, gross negligence, willful misconduct or bad faith (each as determined by a final, non-appealable judgment of a court of competent jurisdiction) of such attorneys or agents.

8.4.13. Indirect Damages. Notwithstanding anything to the contrary herein, neither party to this Agreement shall be liable to the other party for any indirect, punitive, or special damages under any provisions of this Agreement or for any indirect, punitive, or special damages arising out of any act or failure to act hereunder.

8.5. Acceptance of Agency. The Warrant Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the express terms and conditions (and no implied terms and conditions) herein set forth and among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for all monies received by the Warrant Agent for the purchase of Shares through the exercise of Warrants. The Warrant Agent shall act hereunder solely as agent for the Company. The Warrant Agent shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the Warrants or Shares. The Warrant Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any holder of Warrants or Shares with respect to any action or default by the Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon the Company. The Warrant Agent shall have no responsibility to the Company, any holders of Warrants, any holders of Shares or any other person for interest or earnings on any moneys held by the Warrant Agent pursuant to this Agreement.

8.6 Survival. The provisions of this Section 8 shall survive the termination of this Agreement, the resignation, replacement or removal of the Warrant Agent and the exercise, termination and expiration of the Warrants.

9. Miscellaneous Provisions.

9.1. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

9.2. Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service upon deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

Rezolve AI PLC

3rd Floor, 80 New Bond Street

Mayfair, London, W1S 1SB

United Kingdom Email: [•]

Fax:

Or any other address as notified in writing by the Company to the Warrant Agent.

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service upon deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Computershare Trust Company, N.A.

Computershare Inc.

150 Royal Street

Canton, MA 02021

Attn: Client Services

9.3. Applicable Law; Exclusive Forum. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 9.2 hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 9.3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “Foreign Action”) in the name of any warrant holder, such warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “Enforcement Action”), and (y) having service of process made upon such warrant holder in any Enforcement Action by service upon such warrant holder’s counsel in the Foreign Action as agent for such warrant holder.

9.4. Persons Having Rights under this Agreement. Nothing in this Agreement expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation other than the parties hereto and the registered holders of the Warrants, any right, remedy, or claim under or by reason of this Warrant Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Warrant Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the registered holders of the Warrants.

9.5. Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent for inspection by the registered holder of any Warrant. The Warrant Agent may require any such holder to submit his Warrant for inspection by it.

9.6. Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

9.7. Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

9.8 Amendments. This Agreement may be amended by the parties hereto without the consent of any registered holder (i) for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained herein, (ii) to make any amendments that are necessary in the good faith determination of the Company’s board of directors (taking into account then existing market precedents) to allow for the Warrants to be classified as equity in the Company’s financial statements or (iii) adding or changing any other provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders. All other modifications or amendments, including any amendment to increase the Warrant Price or shorten the Exercise Period, shall require the written consent or vote of the registered holders of a majority of the then outstanding Warrants. Notwithstanding the foregoing, the Company may lower the Warrant Price or extend the duration of the Exercise Period pursuant to Sections 3.1 and 3.2, respectively, or make any amendment necessary in the good faith determination of the Company’s board of directors (taking into account then existing market precedents) to allow for the Warrants to be classified as equity in the Company’s financial statements, in each case, without the consent of the registered holders. As a condition precedent to the Warrant Agent’s execution of any amendment, the Company shall deliver to the Warrant Agent a certificate from a duly authorized officer of the Company that states that the proposed amendment is in compliance with the terms of this Section 9.8. Notwithstanding anything in this Agreement to the contrary, the Warrant Agent may, but is not obligated to, execute any amendment, supplement or waiver that affects the Warrant Agent’s own rights, duties or immunities under this Agreement.

9.9 [Intentionally omitted]

9.10 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof; provided, however, that if such prohibited and invalid provision shall adversely affect the rights, immunities, liabilities, duties or obligations of the Warrant Agent, the Warrant Agent shall be entitled to resign immediately upon written notice to the Company. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

9.8. Bank Accounts. All funds received by Computershare under this Agreement that are to be distributed or applied by Computershare in the performance of Services (the “Funds”) shall be held by Computershare as agent for the Company and deposited in one or more bank accounts to be maintained by Computershare in its name as agent for the Company. Until paid pursuant to this Agreement, Computershare may hold or invest the Funds through such accounts in: (a) funds backed by obligations of, or guaranteed by, the United States of America; (b) debt or commercial paper obligations rated A-1 or P-1 or better by S&P Global Inc. (“S&P”) or Moody’s

Investors Service, Inc. (“Moody’s”), respectively; (c) Government and Treasury backed AAA-rated Fixed NAV money market funds that comply with Rule 2a-7 of the Investment Company Act of 1940, as amended; or (d) short term certificates of deposit, bank repurchase agreements, and bank accounts with commercial banks with Tier 1 capital exceeding $1 billion, or with an investment grade rating by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Warrant Agent shall have no responsibility or liability for any diminution of the Funds that may result from any deposit or investment made by Computershare in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. Computershare may from time to time receive interest, dividends or other earnings in connection with such deposits or investments. The Warrant Agent shall not be obligated to pay such interest, dividends or earnings to the Company, any holder or any other party.

9.9. Force Majeure. Notwithstanding anything to the contrary contained herein, the Warrant Agent will not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, epidemic, pandemic, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

9.10 Confidentiality. The Warrant Agent and the Company agree that all books, records, information and data pertaining to the business of the other party, including inter alia, personal, non-public warrant holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement, including the fees for services set forth in a fee schedule to be mutually agreed upon, shall remain confidential, and shall not be voluntarily disclosed to any other person, except as may be required by law or applicable regulation, including, without limitation, pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).

9.11. Entire Agreement. This Agreement, together with the Warrants, contains the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. Notwithstanding anything to the contrary contained in this Agreement, the express terms of this Agreement control and supersede any provision in the Warrants concerning the rights, duties, obligations, protections, immunities and liability of the Warrant Agent.

The Company shall not amend any provisions of the Warrants without the prior consent of the Warrant Agent, not to be unreasonably withheld or delayed.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

REZOLVE AI LIMITED

By:
Name:
Title:

COMPUTERSHARE INC. COMPUTERSHARE TRUST COMPANY, N.A., as Warrant Agent

By:
Name:
Title:

[Signature Page to Warrant Agreement]

Annex F

INVESTOR RIGHTS AGREEMENT

This Investor Rights Agreement (this “Agreement”) dated as of {{DATE}}, 2024 is made and entered into by and among Rezolve Group Limited, a private limited liability company registered under the laws of England and Wales with registration number 14573691 (the “Company”), and the parties listed on Schedule A (each, a “Holder” and collectively, the “Holders”). Capitalized terms used but not defined herein have the meanings assigned to them in the Business Combination Agreement originally dated as of December 17, 2021 and amended on November 10, 2022 and further amended and restated as of {{BCADATE}} 2024 (the “Business Combination Agreement” or “BCA”), by and among the Company, Rezolve Limited, a private limited liability company registered under the laws of England and Wales with registration number 09773823 (the “Original Company”), Rezolve Merger Sub, Inc., a Delaware corporation (the “Merger Sub”) and Armada Acquisition Corp. I, a Delaware corporation (“Armada”).

WHEREAS, as a condition to Closing occurring under the Business Combination Agreement, the Original Company, the Company and certain of the shareholders in the Original Company (the “Original Company Shareholders”) entered into a demerger support agreement dated June 16, 2024 pursuant to which they effected a demerger pursuant to section 110 Insolvency Act 1986 under which the Original Company entered into a voluntary winding up procedure and part of the Original Company’s business and assets, being all of its business and assets except for certain shares in the following entities, namely Rezolve Information Technology (Shanghai) Co Ltd and its wholly owned subsidiary Nine Stone (Shanghai) Ltd and Rezolve Information Technology (Shanghai) Co Ltd Beijing Branch and certain other excluded assets were transferred to the Company in exchange for the issue of shares in the capital of the Company for distribution amongst the Original Company Shareholders in proportion to their holdings of shares of each class in the Original Company the “Pre-Closing Demerger”);

WHEREAS, the Company, the Original Company, Armada and Rezolve Merger Sub are parties to the Business Combination Agreement, pursuant to which, among other things, after completion of the Pre-Closing Demerger, the Company reorganized its share capital (the “Company Reorganization”), and thereafter, Armada merged with and into Merger Sub (a wholly-owned subsidiary of the Company), with Armada surviving as a subsidiary of the Company (the “Merger”);

WHEREAS, Armada and Armada Sponsor LLC (the “Sponsor”) and each other Holder designated as an “Original Holder” on Schedule A, are parties to the Registration Rights Agreement dated as of August 12, 2021 (the “Prior Agreement”);

WHEREAS, the parties to the Prior Agreement desire to terminate the Prior Agreement and to provide for certain rights and obligations included herein and to include the New Holders; and

WHEREAS, the Company and the Shareholder Parties (as defined below) wish to establish certain board nomination, corporate governance and other investor rights in respect of the Company.

F-1

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement, the following terms and variations thereof have the meanings set forth below:

“Advance Subscription” means the $500,000 advance subscription provided by Apeiron Investment Group Limited to the Original Company pursuant to an advance subscription agreement dated June 15, 2023 between the Original Company, the Company and Apeiron Investment Group Limited.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) would materially impede, delay or interfere with any significant financing, significant acquisition, significant corporate reorganization or other significant transaction then pending or proposed to be taken by the Company or any of its subsidiaries (or any negotiations, discussions or pending proposals with respect thereto), or would otherwise materially adversely affect the Company.

“Affiliate” of any Person means any other Person which (i) directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and (ii) as to any individual, in addition to any Person in clause (i), (a) any member of the immediate family of an individual Holder, including parents, siblings, spouse and children (including those by adoption), the parents, siblings, spouse, or children (including those by adoption) of such immediate family member, and, in any such case, any trust whose primary beneficiary is such individual Holder or one or more members of such immediate family and/or such Holder’s lineal descendants, and (b) the legal representative or guardian of such individual Holder or of any such immediate family member in the event such individual Holder or any such immediate family member becomes mentally incompetent; provided, however, that in no event shall the Company or any of its subsidiaries be deemed an Affiliate of any Holder. The term “control” (including the terms “controlling,” “controlled” and “under common control with”) as used with respect to any Person means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning given in the Preamble.

“Armada” shall have the meaning given in the Preamble.

“Armada Shares” has the meaning attributed thereto in the BCA.

“Beneficially Own”, “Beneficial Owner” and “Beneficial Ownership” have the meaning assigned to such terms in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance). For the purposes of calculating any Holder’s Beneficial Ownership, rights and obligations under this Agreement shall not be taken into account.

“Board” shall mean the Board of Directors of the Company.

“Board Seat Period” shall mean, with respect to any Holder, the period during which such Holder is entitled to appoint designees to the Board pursuant to subsection 7.1.1.

F-2

“Business Combination Agreement” or “BCA” shall have the meaning given in the Preamble.

“Business Day” shall mean a day other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to remain closed.

“Closing Date” shall have the meaning given in the BCA.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble.

“Public Warrants” shall have the meaning given in the BCA.

“Company Public Warrants” shall have the meaning given in the BCA.

“Confidential Information” shall mean all information (irrespective of the form of communication) received by or on behalf of a Holder or its Representatives from the Company, its Affiliates or their respective Representatives, through the Beneficial Ownership of Equity Securities or through the rights granted pursuant hereto, other than information which (i) was or becomes generally available to the public other than as a result of a breach of this Agreement by such Holder, its Affiliates or their respective Representatives, (ii) was or becomes available to such Holder, its Affiliates or their respective Representatives on a non-confidential basis from a source other than the Company, its Affiliates or their respective Representatives, or any other Holder or its Representatives, as the case may be, provided, that the source thereof is not known by such Holder or such of its Affiliates or their respective Representatives to be bound by an obligation of confidentiality to the Company or any of its Affiliates, or (iii) is independently developed by such Holder, its Affiliates or their respective Representatives without the use of any information that would otherwise be Confidential Information hereunder.

“Convertible Loan Notes” means the certain loan notes issued by the Company to certain of the Holders pursuant to that certain loan note instrument constituting up to $49,892,080 secured convertible Loan Notes, originally dated December 16, 2021 as amended and restated on November 21, 2022 and May 24, 2023, as further amended on December 18, 2023 and December 29, 2023 and as further amended and restated on 26 January 2024, as the same may be amended and/or amended and restated from time to time and as novated to the Company by the Original Company in connection with the Pre-Closing Demerger.

“Convertible Promissory Loan Notes” means those certain convertible promissory notes issued on February 2,

2024 by the Company to certain of the Holders pursuant to subscription agreements originally dated February 2,

2024 between the Original Company, the Company and each such Holder, as the same may be amended and/or amended and restated from time to time

“Demand Registration” shall have the meaning given in subsection 2.1.1.

“Demand Requesting Holder” shall have the meaning given in subsection 2.1.1.

“Demanding Holder” shall have the meaning given in subsection 2.1.1.

“Director” shall have the meaning given in subsection 7.1.1.

“EBC” means EarlyBird Capital, Inc;

“Equity Securities” shall mean (i) all shares of capital stock of the Company, (ii) all securities convertible into or exchangeable for shares of capital stock of the Company, and (iii) all options, warrants or other rights to purchase or otherwise acquire from the Company shares of such capital stock, or securities convertible into or exchangeable for shares of such capital stock.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form F-1” shall mean a Registration Statement on Form F-1 or any comparable successor form or forms thereto.

“Form F-3” shall mean a Registration Statement on Form F-3 or any comparable successor form or forms thereto.

F-3

“Founder Shares” means collectively (i) the 5,087,500 Armada Shares held by Armada’s sponsor, officers and directors, and (ii) 162,500 Armada Shares held by EBC (the “EBC Shares”) that were issued prior to consummation of Armada’s initial public offering.

“Governmental Authority” shall mean any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Holder” or “Holders” shall have the meaning given in the Preamble (and any Person to whom rights under this Agreement is assigned in accordance with Section 10.5).

“Insider Letter” shall mean that certain letter agreement, dated as of August 12, 2021, by and among Armada, the Sponsor and the other parties thereto.

“Law” shall mean any statute, law, ordinance, rule, treaty, code, directive, regulation, governmental approval (whether granted or required) or order, in each case, of any Governmental Authority.

“Lockup Period” shall mean the Initial Lockup Period (as defined in Section 5.1), as may expire earlier with respect to such portion of the 10% Lockup Shares in accordance with the terms of Section 5.1.

“Major Shareholder” means any individual or entity that Beneficially Owns, as of the Closing Date, after giving effect to the consummation of the transactions contemplated by the Business Combination Agreement, 10% or more of the issued and outstanding Ordinary Shares.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Memorandum and Articles of Association” shall mean the Company’s Memorandum and Articles of Association, effective as of the Closing Date, as may be amended or amended and restated.

“Merger” shall have the meaning given in the Recitals.

“Merger Sub” shall have the meaning given in the Preamble.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (and in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Holders” shall mean each Holder designated as a “New Holder” on Schedule A.

“New Registration Statement” shall have the meaning given in subsection 2.3.4.

“Nominating Committee” shall have the meaning given in subsection 7.1.1.

“Ordinary Shares” shall mean the ordinary shares of the Company.

“Permitted Distribution in Kind” shall mean a distribution by a Holder of all or substantially all the Ordinary Shares or Company Public Warrants (as applicable) held by such Holder or its Permitted Transferees to the holders of capital stock of such Holder.

“Permitted Transferee” means, with respect to a Holder, (a) any of its Affiliates or any related or controlled fund or sub-fund, partnership or investment vehicle or any general partner, managing limited partner or

F-4

management company who holds or manages any business of, or whose business is held or managed by, that Holder or any of its Affiliates or (b) any other person with the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned). With respect to the Sponsor, a “Permitted Transferee” shall also include any Person to whom the Sponsor is required or permitted to transfer its Registrable Securities prior to the expiration of the applicable Lockup Period and/or under any other applicable Agreement between the Sponsor and Armada. With respect to a Holder that is an individual, a “Permitted Transferee” shall also include (x) as to any member of such Holder’s immediate family, or to a trust for the benefit of Holder or any member of Holder’s immediate family, the sole trustees of which are such Holder or any member of such Holder’s immediate family or (y) by will, other testamentary document, under the laws of intestacy or by virtue of laws of descent and distribution upon the death of Holder. In all cases, a Permitted Transferee, shall concurrently with any assignment, transfer or conveyance of Registrable Securities execute a counterpart to this Agreement or a joinder agreeing to become a party to this Agreement.

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, incorporated organization, association, corporation, institution, public benefit corporation, Governmental Authority or any other entity.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“PIPE Subscription Agreement” shall mean that certain subscription agreement, dated [•] 2023 by and among the Company, Armada and [Betsy Cohen], pursuant to which Betsy Cohen has agreed to subscribe for shares in the Company for an aggregate subscription amount of USD$500,000.

“Prior Agreement” shall have the meaning given in the Recitals.

“Private Shares” means the 459,500 Armada Shares the Sponsor privately purchased simultaneously with the consummation of Armada’s initial public offering.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (i) any outstanding Ordinary Shares, and (ii) any other Equity Security (including the Ordinary Shares issued or issuable upon the exercise of any other Equity Security) of the Company held by a Holder as of the Closing Date (including the Ordinary Shares issued by the Company pursuant to the Pre-Closing Demerger, the Reorganization, the Business Combination Agreement, the PIPE Subscription Agreement and/or the conversion of either the Convertible Loan Notes or the Convertible Promissory Notes or the exercise of the Warrants and/or the repayment of the Advance Subscription Agreement). For clarity, Registrable Securities include any warrants, Ordinary Shares or other securities of the Company issued to the Original Holders with respect to or in exchange for or in replacement of such Founder Shares, Private Shares and Working Capital Shares (if any) pursuant to the Reorganization, or otherwise pursuant to the Business Combination Agreement. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company, and subsequent public distribution of them shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding or shall have been sold without registration pursuant to Section 4(a)(1) of the Securities Act or Rule 144 (or any successor rule promulgated thereafter by the Commission), (d) the Registrable Securities are freely saleable under Rule 144 under the Securities Act without manner of sale or volume limitations, or (e) the Registrable Securities shall have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

F-5

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration (including any Underwritten Offering), including the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any listing fees of any securities exchange on which any Ordinary Shares are then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of outside counsel for the Underwriter(s) in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) fees and disbursements of counsel for the Company;

(E) fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration or Underwritten Offering;

(F) the Company’s expenses with respect to any roadshow related to the Registration or Underwritten Offering;

(G) fees and expenses of the Company’s transfer agent; and

(H) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders or the majority-in interest of the Takedown Requesting Holders, as applicable.

Notwithstanding the foregoing, under no circumstances shall the Company be obligated to pay any fees, discounts and/or commissions to any Underwriter or broker with respect to the Registrable Securities.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Relevant Person” shall have the meaning given in subsection 7.2.1.

“Representatives” shall have the meaning given in Section 8.1.

“Rule 144” shall have the meaning set forth in Section 10.3.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“SEC Guidance” shall have the meaning given in subsection 2.3.4.

“Share Purchase” shall have the meaning given in the Recitals.

“Shareholder Designee” shall have the meaning given in subsection 7.1.4.

“Shareholder Parties” shall mean the individuals identified on Exhibit A hereto and the Sponsor Group.

F-6

“Sponsor” shall have the meaning given in the Recitals.

“Sponsor Group” shall mean the Sponsor, any of its Permitted Transferees or any other Holder that has received Registrable Securities from the Sponsor or any of its Permitted Transferees pursuant to the Merger or through a Permitted Distribution in Kind.

“Takedown Requesting Holder” shall have the meaning given in subsection 2.3.5.

“Trading Price” shall mean the trading price of the Ordinary Shares reported on The Nasdaq Stock Market LLC, the New York Stock Exchange or other national stock exchange (or if not then reported on a national exchange, the average bid and ask price as reported on an over-the-counter bulletin board, “pink sheets” or other quotation service).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public, including for the avoidance of doubt an Underwritten Shelf Takedown.

“Underwritten Shelf Takedown” shall have the meaning given in subsection 2.3.5.

“Warrants” means the warrants issued by the Company to certain of the Holders pursuant to a warrant instrument dated [●] 2024, as the same may be amended and/or amended and restated from time to time.

“Working Capital Shares” means any Armada Shares held by the Sponsor or any of Armada’s officer, director or their respective affiliates which may be issued in payment of working capital loans made to Armada prior to the effective time of the Merger.

ARTICLE II

REGISTRATION

Section 2.1 Demand Registration.

2.1.1 Request for Registration. Subject to the provisions of subsection 2.1.4 and Section 2.4, at any time and from time to time following the Closing Date, Holders of Registrable Securities representing at least five percent (5%) of the Ordinary Shares then outstanding or members of the Sponsor Group holding Registrable Securities of any amount (such Holders or members of the Sponsor Group, the “Demanding Holder”), may make a written demand for Registration of all or part of their Registrable Securities on Form F-3 (or, if Form F-3 is not available to be used by the Company at such time, on Form F-1 or another appropriate form permitting Registration of such Registrable Securities for resale by such Demanding Holders), which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand, a “Demand Registration”). The Company shall, no later than fifteen (15) days following the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Demand Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Demand Requesting Holder to the Company, such Demand Requesting Holder shall be entitled to have its Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, the Registration of all Registrable Securities requested by the Demanding Holder and the Demand Requesting Holder(s), if any, pursuant to such Demand Registration, including by filing a Registration Statement relating thereto as soon as practicable, but no more than forty-five (45) days immediately

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after the Company’s receipt of the Demand Registration or, if applicable and if later than such 45-day period, the expiration of the Initial Lock-Up Period. The Company shall not be obligated to effect more than an aggregate of two (2) Demand Registrations under this Section 2.1.1 on behalf of the Sponsor Group and an aggregate of two (2) Demand Registrations under this Section 2.1.1 on behalf of the other Holders, in each case in respect of all Registrable Securities. The Company’s obligations to include the Registrable Securities held by a Holder in a Demand Registration are contingent upon such Holder furnishing in writing to the Company such information regarding the Holder, the securities of the Company held by the Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, and the Holder shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling shareholder in similar situations.

2.1.2 Effective Registration. Notwithstanding the provisions of subsection 2.1.1 or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission, and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective for purposes of counting Registrations under subsection 2.1.1 unless and until (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) the Demanding Holder initiating such Demand Registration thereafter affirmatively elects to continue with such Registration and so notifies the Company in writing within five (5) days of written notice of such removal, rescission or termination; provided, further, however, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or has been terminated.

2.1.3 Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.4, if the Demanding Holders advise the Company as part of its Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or any Demand Requesting Holder(s) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holder and any Demand Requesting Holder(s) participating in the Demand Registration, subject to the Company’s prior approval which shall not be unreasonably withheld, conditioned or delayed.

2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holder and any other Demand Requesting Holders in writing that the dollar amount or number of Registrable Securities that the Demanding Holder and the Demand Requesting Holders (if any) desire to sell, taken together with all other Ordinary Shares or other Equity Securities that the Company desires to sell and the Ordinary Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggyback registration rights held by any other shareholders who desire to sell, exceeds the maximum dollar amount or maximum number of Equity Securities that can be sold in the Underwritten Offering without, in reasonable opinion of the Underwriter or Underwriters, being likely to adversely affect the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holder and the Demand Requesting Holders (if any) (on a pro rata basis based on the respective number of Registrable Securities then

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owned by such Demanding Holder and each Demand Requesting Holder (if any) in relation to the aggregate number of Registrable Securities owned by such Demanding Holder and each Demand Requesting Holder (if any)), which can be sold without exceeding the Maximum Number of Securities and for which a Registration Statement with respect to the sale of such Registrable Securities shall not have already become effective under the Securities Act; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), Ordinary Shares or other Equity Securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), Ordinary Shares or other Equity Securities of other Persons that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities. Notwithstanding the foregoing, the Underwriter or Underwriters shall consult with the Board and the Sponsor in advance of Closing with regard to the Maximum Number of Securities (including the number of Registrable Securities that the Demanding Holder and the Demand Requesting Holders (if any) desire to sell in connection therewith) and the allocation of securities in connection with the Underwritten Offering. The final allocation shall be subject to the prior written approval of the Board and Sponsor (not be unreasonably withheld or delayed).

2.1.5 Demand Registration Withdrawal. A majority-in-interest of the Demand Requesting Holders (if any) shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter(s) (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration (or, in the case of an Underwritten Registration pursuant to Rule 415 under the Securities Act, at least two (2) Business Days prior to the time of pricing of the applicable offering). If a Demanding Holder initiating a Demand Registration withdraws from a proposed offering pursuant to this subsection 2.1.5, then such registration shall not count as a Demand Registration provided for in Section 2.1. Notwithstanding anything to the contrary in this Agreement, (i) the Company may effect any Underwritten Registration pursuant to any then effective Registration Statement, including a Form F-3, that is then available for such offering, and (ii) the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this subsection 2.1.5.

Section 2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If at any time and from time to time following the Closing Date, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of Equity Securities for its own account or for the account of shareholders of the Company (or by the Company and by the shareholders of the Company, including pursuant to Section 2.1), other than a Registration Statement (i) filed in connection with any employee share option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (iii) for an offering of debt that is convertible into shares of capital stock of the Company, (iv) for a dividend reinvestment plan, or (v) a Form F-4 or S-4 (or any successor form thereto) in connection with a business combination, then the Company shall give written notice of such proposed registration to all of the Holders of Registrable Securities as soon as practicable but no later than ten (10) days prior to the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter(s), if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such

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Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of Ordinary Shares that the Company desires to sell, taken together with (x) the Ordinary Shares, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with Persons other than the Holders of Registrable Securities hereunder, (y) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (z) the Ordinary Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggyback registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

(i) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, Ordinary Shares or other Equity Securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, pro rata, based on the respective number of Registrable Securities that each Holder has so requested be included in such Piggyback Registration and the aggregate number of Registrable Securities that Holders have requested be included in such Piggyback Registration, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Ordinary Shares, if any, as to which Registration has been requested pursuant to written contractual piggyback registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

(ii) If the Registration is pursuant to a request by Persons other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, Ordinary Shares or other Equity Securities, if any, of such requesting Persons, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Piggyback Registration and the aggregate number of Registrable Securities that the Holders have requested be included in such Piggyback Registration, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Ordinary Shares or other Equity Securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), Ordinary Shares or other Equity Securities for the account of other Persons that the Company is obligated to register pursuant to separate written contractual arrangements with such Persons, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration at least two (2) Business Days prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. The Company (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any

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time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof, and there shall be no limit on the number of Piggyback Registrations.

Section 2.3 Shelf Registration Rights

2.3.1 Registration Statement Covering Resale of Registrable Securities. The Holders of Registrable Securities at any time and from time to time following the Closing Date (but subject to the Lockup Period) may request in writing that the Company register the resale of any or all of such Registrable Securities on Form F-3 or any similar short-form registration which may be available at such time (“Form F-3”); provided, however, that the Company shall not be obligated to effect such request through an Underwritten Offering. Upon receipt of such written request, the Company will promptly give written notice of the proposed Registration to all other holders of Registrable Securities, and, as soon as practicable thereafter, effect the Registration of all or such portion of such Holder’s or Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities or other Equity Securities of the Company, if any, of any other Holder or Holders joining in such request as are specified in a written request given within fifteen (15) days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such Registration pursuant to this Section 2.3: (i) if Form F-3 is not available for such offering; or (ii) if the Holders of the Registrable Securities, together with the holders of any other Equity Securities of the Company entitled to inclusion in such Registration, propose to sell Registrable Securities and such other Equity Securities (if any) at any aggregate price to the public of less than $500,000. Registrations effected pursuant to this Section 2.3 shall not be counted as Demand Registrations effected pursuant to Section 2.1. The Company shall use reasonable best efforts to cause the Form F-3 to be declared effective as soon as possible after filing but no later than the 90th day (or 120th day if the SEC notifies the Company that it will “review” the Registration Statement) following the filing date thereof; provided, however, that the Company’s obligations to include the Registrable Securities held by a Holder in the Form F-3 are contingent upon such Holder furnishing in writing to the Company such information regarding the Holder, the securities of the Company held by the Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, and the Holder shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling shareholder in similar situations. Once effective, the Company shall use reasonable best efforts to keep the Form F-3 and Prospectus included therein continuously effective and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, to ensure that another Registration Statement is available, under the Securities Act at all times until the earliest of (i) the date on which all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement and (ii) the date on which all Registrable Securities and other securities covered by such Registration Statement have ceased to be Registrable Securities. The Registration Statement filed with the Commission pursuant to this subsection 2.3.1 shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement, and shall provide that such Registrable Securities may be sold pursuant to any method or combination of methods legally available to, and requested by, Holders, including through a Permitted Distribution in Kind.

2.3.2 Notification and Distribution of Materials. The Company shall notify the Holders in writing of the effectiveness of the Registration Statement on Form F-3 as soon as practicable, and in any event within five (5) Business Days after the Registration Statement becomes effective, and shall furnish to them, without charge, such number of copies of the Form F-3 (including any amendments, supplements and exhibits), the Prospectus

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contained therein (including each preliminary Prospectus and all related amendments and supplements) and any documents incorporated by reference in the Form F-3 or such other documents as the Holders may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Form F-3 (to the extent that any of such documents is not available on EDGAR).

2.3.3 Amendments and Supplements. Subject to the provisions of subsection 2.3.1 above, the Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Registration Statement on Form F-3 and Prospectus used in connection therewith as may be necessary to keep the Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities. If any Form F-3 filed pursuant to subsection 2.3.1 is filed on Form F-3 and thereafter the Company becomes ineligible to use Form F-3 for secondary sales, the Company shall promptly notify the Holders of such ineligibility and use its best efforts to file a shelf registration on an appropriate form as promptly as practicable to replace the shelf registration statement on Form F-3 and have such replacement Form F-3 declared effective as promptly as practicable and to cause such replacement Form F-3 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Form F-3 is available or, if not available, that another Form F-3 is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities; provided, however, that at any time the Company once again becomes eligible to use Form F-3, the Company shall cause such replacement Form F-3 to be amended, or shall file a new replacement Form F-3, such that the Form F-3 is once again on Form F-3.

2.3.4 SEC Cutback. Notwithstanding the registration obligations set forth in this Section 2.3, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the Holders thereof and use its reasonable best efforts to file amendments to the Form F-3 as required by the Commission and/or (ii) withdraw the Form F-3 and file a new registration statement (a “New Registration Statement”) on Form F-3, or if Form F-3 is not then available to the Company for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall use its reasonable best efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”). Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to further limit its Registrable Securities to be included on the Registration Statement, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Holders, subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders. In the event the Company amends the Form F-3 or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its reasonable best efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form F-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Form F-3, as amended, or the New Registration Statement.

2.3.5 Underwritten Shelf Takedown. At any time and from time to time after a Form F-3 has been declared effective by the Commission, any of the Demanding Holders may request to sell all or any portion of their Registrable Securities in an underwritten offering that is registered pursuant to such Form F-3 (each, an “Underwritten Shelf Takedown”); provided, however, that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include securities with a total offering price (including piggyback securities and before deduction of underwriting discounts) reasonably expected to exceed, in the

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aggregate, $25,000,000. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. Promptly upon receiving such notice (but no later than 10 days after receipt of such notice), the Company shall notify all of the other Holders of Registrable Securities regarding the potential Underwritten Shelf Takedown. The Company shall include in any Underwritten Shelf Takedown the securities requested to be included by any such other Holder (each a “Takedown Requesting Holder”) within 5 days of receipt of notice of such Underwritten Shelf Takedown pursuant to written contractual piggyback registration rights of such Holder (including those set forth herein). All Holders proposing to distribute their Registrable Securities through an Underwritten Shelf Takedown under this subsection 2.3.5 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holder and any Takedown Requesting Holder(s) participating in the Underwritten Shelf Takedown, subject to the Company’s prior approval which shall not be unreasonably withheld, conditioned or delayed.

2.3.6 Reduction of Underwritten Shelf Takedown. If the managing Underwriter(s) in an Underwritten Shelf Takedown, in good faith, advise the Company and the Takedown Requesting Holders in writing that the dollar amount or number of Registrable Securities that the Takedown Requesting Holders desire to sell, taken together with all other Ordinary Shares or other Equity Securities that the Company desires to sell, exceeds the Maximum Number of Securities, then the Company shall include in such Underwritten Shelf Takedown, as follows: (i) first, the Registrable Securities of the Takedown Requesting Holders, on a pro rata basis based on the respective number of Registrable Securities then owned by a Takedown Requesting Holder in relation to the aggregate number of Registrable Securities owned by all of the Takedown Requesting Holders, which can be sold without exceeding the Maximum Number of Securities; and (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Ordinary Shares or other Equity Securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities.

2.3.7 Registrations effected pursuant to this Section 2.3 shall not be counted as Demand Registrations effected pursuant to Section 2.1. Under no circumstances shall the Company be obligated to effect more than an aggregate of four (4) Underwritten Shelf Takedowns in any 12-month period.

Section 2.4 Restrictions on Registration Rights. Notwithstanding anything to the contrary contained herein, the Company shall not be obligated to (but may, at its sole option) file a Registration Statement pursuant to a Demand Registration request made under Section 2.1 within 90 days after any other Demand Registration or effect an Underwritten Shelf Takedown within 90 days after any other Underwritten Shelf Takedown, provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.1.1 or a request for an Underwritten Shelf Takedown and that the Company continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective or Underwritten Shelf Takedown to be consummated.

ARTICLE III

COMPANY PROCEDURES

Section 3.1 General Procedures. If at any time on or after the Closing Date the Company is required to effect the Registration of Registrable Securities, whether pursuant to the filing of a new Registration Statement, effecting an Underwritten Shelf Takedown or otherwise, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

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3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the majority-in-interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriter(s), if any, and the Holders of Registrable Securities included in such Registration that are Demanding Holders, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriter(s) and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 advise each Holder of Registrable Securities covered by such Registration Statement, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective (which may be satisfied by the issuance of a press release by the Company);

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10 permit Representatives of the Holders and the Underwriter(s), if any, to participate, at each such Person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and

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employees to supply all information reasonably requested by any such Representative in connection with the Registration; provided, however, that the participating Holder(s) shall inform their Representatives and the Underwriter(s) of the confidential nature of the process;

3.1.11 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter(s) may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders and such managing Underwriter(s);

3.1.12 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Underwriter(s), if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Underwriter(s) may reasonably request and as are customarily included in such opinions and negative assurance letters; provided, however, that counsel for the Company shall not be required to provide any opinions with respect to any Holder;

3.1.13 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter(s) of such offering;

3.1.14 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15 in connection with an Underwritten Offering, cause its senior management, officers, employees and independent public accountants (in the case of the independent public accountants, subject to any applicable accounting guidance regarding their participation in the offering or the due diligence process) to participate in, make themselves available, supply such information as may reasonably be requested and to otherwise facilitate and cooperate with the preparation of the Registration Statement and Prospectus and any amendments or supplements thereto (including participating in meetings, drafting sessions, due diligence sessions and rating agency presentations) taking into account the Company’s reasonable business needs;

3.1.16 if a Registration relates to an Underwritten Offering with gross proceeds in excess of $25,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in any Underwritten Offering; and

3.1.17 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

Section 3.2 Registration Expenses. All Registration Expenses shall be borne by the Company, including as set forth in subsection 2.1.5. It is acknowledged by the Holders that the Holders shall pay the Underwriters’ commissions and discounts and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

Section 3.3 Requirements for Participation in Underwritten Offerings. No Person may participate in any Underwritten Offering for Equity Securities of the Company unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

Section 3.4 Suspension of Sales; Adverse Disclosure. The Company shall promptly notify each of the Holders in writing if a Registration Statement or Prospectus contains a Misstatement and, upon receipt of such written

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notice from the Company, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed or has received copies of a supplemented or amended Prospectus correcting the Misstatement, provided that the Company hereby covenants promptly to prepare and file any required supplement or amendment correcting any Misstatement promptly after the time of such notice and, if necessary, to request the immediate effectiveness thereof. If the filing, initial effectiveness or continued use of a Registration Statement or Prospectus included in any Registration Statement at any time (i) would require the Company to make an Adverse Disclosure or (ii) would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company shall have the right to defer the filing, initial effectiveness or continued use of any Registration Statement pursuant to (i) or (ii) for a period of not more than sixty (60) consecutive days and the Company shall not defer any such filing, initial effectiveness or use of a Registration Statement pursuant to this Section 3.4 for more than three times or for more than a total of 120 days (in each case counting deferrals initiated pursuant to (i) or (ii) in the aggregate) in any 12-month period.

Section 3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings (unless such filings are otherwise available on EDGAR). The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Ordinary Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

Section 3.6 Limitations on Registration Rights. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the Holders of Registrable Securities in this Agreement and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. Notwithstanding anything herein to the contrary, EarlyBirdCapital, Inc. may not exercise its rights under Section 2.2 hereunder after seven (7) years after the effective date of the registration statement relating to the Company’s initial public offering.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

Section 4.1 Indemnification

4.1.1 The Company agrees to indemnify and hold harmless each Holder of Registrable Securities, its officers and directors and agents and each Person who controls such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) against all expense, loss, judgment, claim, damage, liability or action (including attorneys’ fees) (“Loss”), to the extent such Loss is attributable to any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Investor Indemnified Party for any legal and any other expenses reasonably incurred by such Holder entitled to indemnification hereunder in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action whether or not any such person is a party to any such claim or action and including reasonable legal and other expenses incurred in giving testimony or furnishing documents in

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response to a subpoena or otherwise, except, in each case, insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriter(s), their officers and directors and each Person who controls (within the meaning of the Securities Act) such Underwriter(s) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company and any of its subsidiaries , and their respective directors, officers, employees, consultant, agents and professional advisers and each Person who controls (within the meaning of the Securities Act) the Company against any losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the aggregate liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to the Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriter(s), their officers, directors and each Person who controls (within the meaning of the Securities Act) such Underwriter(s) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any Person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided, however, that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution (pursuant to subsection 4.1.5) to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall

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contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

LOCKUP

Section 5.1 Lockup. For the forty five (45) day period after the Closing Date (the “Initial Lockup Period”), none of the Holders (excluding EBC) will:

5.1.1 sell, offer to sell, contract or agree to sell, hypothecate, pledge (except as collateral to any financing source in the ordinary course), grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Registrable Securities,

5.1.2 enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Registrable Securities, in cash or otherwise, or

5.1.3 publicly announce any intention to effect any transaction specified in clause 5.1.1 or 5.1.2;

provided, that the foregoing shall not prohibit the transfer of Registrable Securities to a Permitted Transferee, but only if such Permitted Transferee shall concurrently execute this Agreement or a joinder agreeing to become a party to this Agreement and except, that, with respect to ten percent (10%) of the Registrable Securities (the “10% Lockup Shares”), the Initial Lockup Period shall expire earlier as follows: (x) with respect to one-third of the 10% Lockup Shares, on the date on which the Trading Price is greater than $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period, (y) with respect to an additional one-third of the 10% Lockup Shares, on the date on which the Trading Price of the Ordinary Shares is greater than $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period; and (z) with respect to the remaining one-third of the 10% Lockup Shares, on the date on which the Trading Price of the Ordinary Shares is greater than $16.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty (30)-trading day period. Notwithstanding the foregoing, the provisions of this Section 5.1 shall not apply to any Ordinary Shares issued pursuant to the PIPE Subscription Agreement and/or the conversion of the Convertible Loan Note.

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ARTICLE VI

GOVERNANCE

Section 6.1 Board Composition. The business and affairs of the Company shall be managed by or under the direction of its Board. The Shareholder Parties shall take all necessary and desirable actions within their control such that (i) the size of the Board shall initially be set at ten (10) members but shall be reduced to nine (9) in the event that the Aggregate Transaction Proceeds (as defined in the Business Combination Agreement) are equal to or in excess of $150m, and thereafter may be changed from time to time by resolution of the Board in accordance with the Memorandum and Articles of Association and (ii) while the size of the Board is nine (9) or ten (10) members, at least five (5) of those members shall satisfy the independence criteria of the applicable national exchange on which the Ordinary Shares are then listed.

Section 6.2 Staggered Board. The Memorandum and Articles of Association of the Company shall provide that the Company shall have a classified Board, with three classes of directors. While the size of the Board is ten (10) members, three Directors shall be in Class I, three Directors in Class II and four Directors in Class III (or if the Board size reduces to nine (9) then there shall be three Directors in Class III). One Class of Directors will be elected each year. The term of office of the Class I Directors will expire at the Company’s first annual meeting of shareholders following the Closing Date. The term of office of the Class II Directors will expire at the Company’s second annual meeting of shareholders following the Closing Date. The term of office of the Class III Directors will expire at the Company’s third annual meeting of shareholders following the Closing Date.

ARTICLE VII

NOMINATION RIGHTS

Section 7.1 Right to Nominate Directors.

7.1.1 After the date hereof, the Company and the Shareholder Parties shall take all necessary and desirable actions within their control to cause the nominating committee of the Board (the “Nominating Committee”) to nominate and recommend to the Board, including self-nominations, the following individuals for election to the Board as directors (each, a “Director”):

(a) for so long as Dan Wagner together with his Affiliates, Beneficially Owns any of the issued and outstanding Ordinary Shares of the Company, seven (7) individuals nominated by Dan Wagner who will initially be: Dan Wagner, Anthony Sharp, Sir David Wright, Dr. Steve Perry, John Wagner, Derek Smith and one other independent director to be nominated by Dan Wagner at his discretion from time to time. In the event that the size of the Board reduces to nine (9) members in accordance with section 6.1then the number of nominated individuals under this section 7.1.1(a) shall be six (6) individuals and John Wagner shall no longer be a nominated individual;

(b) for the period of 12 months from the date hereof and for so long as Sponsor Group Beneficially Owns any of the issued and outstanding Ordinary Shares of the Company, two (2) individuals designated in writing by the Sponsor, at least one of whom shall satisfy the independence criteria of the applicable national exchange on which the Ordinary Shares are then listed; and

(c) for so long as the Sponsor Group has nomination rights pursuant to Section 7.1.1(b), one director to be mutually determined by the Nominating Committee and the Sponsor Group, who shall satisfy the independence criteria of the applicable national exchange on which the Ordinary Shares are then listed.

7.1.2 The Memorandum and Articles of Association shall (to the extent permitted by applicable Law) provide that Directors may designate alternate directors.

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7.1.3 Directors are subject to removal pursuant to the applicable provisions of the Memorandum and Articles of Association.

7.1.4 During the Sponsor’s Board Seat Period, in the event that (i) a vacancy is created at any time by the death, retirement, disability, removal or resignation of any of the members nominated by the Sponsor (the “Shareholder Designees”) or (ii) a Shareholder Designee fails to be elected to the Board at any annual or special meeting of the shareholders of the Company at which such Shareholder Designee stood for election but was nevertheless not elected, the remaining directors and the Company shall cause such open seat to be filled by a new member designated in writing by the Shareholder Party that designated such Shareholder Designee, as soon as possible, and the Company and the Shareholder Parties hereby agree to take all necessary and desirable actions within their control to accomplish the same. The Sponsor shall have the right to propose to remove their respective Shareholder Designee and designate another Shareholder Designee in his or her place, provided that the Board shall be notified in advance with regard to the identity of the replacement Shareholder Designee. If the Sponsor, during its Board Seat Period, wishes to remove its Shareholder Designee and designate another Shareholder Designee in his or her place pursuant to this subsection 7.1.4, the Company and the Shareholder Parties shall take all necessary and desirable actions within their control, upon written notice from the Sponsor, as applicable, to the Company, to fill the vacancy resulting from such removal with such replacement Shareholder Designee in accordance with this subsection 7.1.4.

7.1.5 The Company agrees to include, in the slate of nominees recommended by the Board for election at any meeting of shareholders called for the purpose of electing directors, the Persons nominated pursuant to this Article VII (to the extent that directors of such nominee’s class are to be elected at such meeting, for so long as the Board is classified) and to nominate and recommend each such individual to be elected as a director as provided herein, and to solicit proxies or consents in favor thereof and to cause the applicable proxies to vote in accordance with the foregoing. The Company shall use its commercially reasonable efforts to support the election of the Shareholder Designees and, in any event, not less than the efforts used by the Company to obtain the election of any other nominee nominated by it to serve on the Board. The Company and the Shareholder Parties shall take all necessary and desirable actions within their control to enable the Shareholder Parties to nominate their respective Shareholder Designees.

7.1.6 Each member of the Board shall be entitled to the same rights and privileges applicable to all other members of the Board generally or to which all such members of the Board are entitled. In furtherance of the foregoing, the Company shall indemnify, exculpate, and reimburse fees and expenses of the Directors and provide them with director and officer insurance to the same extent it indemnifies, exculpates, reimburses and provides insurance for the other members of the Board pursuant to the Memorandum and Articles of Association of the Company, Law or otherwise. The Company acknowledges and agrees that it (i) is the indemnitor of first resort (i.e., its and its insurers’ obligations to advance expenses and to indemnify any Shareholder Designee are primary and any obligation of any Shareholder Party, their Affiliates or their insurers to advance fees and expenses or to provide indemnification for the same fees and expenses or liabilities incurred by any Shareholder Designee is secondary and excess), and (ii) shall be required to advance the amount of fees and expenses incurred by any Shareholder Designee and shall be liable for the amount of all fees, expenses and liabilities incurred by any such Shareholder Designee, in each case (a) to the same extent as it advances fees and expenses to other members of the Board pursuant to the Memorandum and Articles of Association, Law or otherwise, and (b) without regard to any rights such a Shareholder Designee may have against his or her designating Shareholder Party or any of its Affiliates; provided that such Shareholder Designee shall have delivered to the Company an undertaking, by or on behalf of such Shareholder Designee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision of a court of competent jurisdiction from which there is no further right to appeal that such Shareholder Designee is not entitled to be indemnified for such expenses.

Section 7.2 Outside Activities.

7.2.1 To the fullest extent permitted by applicable Law, (i) no Holder, in such capacity, or any Affiliates of such Holder in such capacity (collectively, the “Relevant Persons”) shall have any fiduciary duty to refrain from

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engaging directly or indirectly in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business as the Company or its subsidiaries or deemed to be competing with the Company or any of its subsidiaries, on its own account, or in partnership with, or as an employee, officer, director or shareholder of any other person, with no obligation to offer to the Company or any of its subsidiaries the right to participate therein and (ii) any Relevant Person may invest in, or provide services to, any Person that directly or indirectly competes with the Company or any of its subsidiaries. To the fullest extent permitted by Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any Relevant Person, on the one hand, and the Company or any of its subsidiaries, on the other. To the fullest extent permitted by Law, the Relevant Persons shall have no fiduciary duty to communicate or offer any such corporate opportunity to the Company or any of its subsidiaries and shall not be liable to the Company or any of its subsidiaries or shareholders for breach of any fiduciary duty as a shareholder, Director, officer or shareholder, as applicable, solely by reason of the fact that such Relevant Person, directly or indirectly, pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company or any of its subsidiaries.

7.2.2 The Company hereby renounces any interest or expectancy of the Company or any of its subsidiaries in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity of any Relevant Person.

7.2.3 To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Section 7.2 to be a breach of fiduciary duty to the Company (including any of its subsidiaries) or its shareholders, the Company, on behalf of itself and each of its subsidiaries, hereby waives, to the fullest extent permitted by Law, any and all claims and causes of action that the Company or any of its subsidiaries may have for such activities. To the fullest extent permitted by Law, the provisions of this Section 6.2 apply equally to activities conducted in the future and that have been conducted in the past.

ARTICLE VIII

CONFIDENTIALITY AND ANNOUNCEMENTS

Section 8.1 Confidentiality. Each Holder hereby agrees that all Confidential Information with respect to the Company shall be kept confidential by it and shall not be disclosed by it in any manner whatsoever, except as permitted herein; provided, however, that without limiting any other confidentiality obligations to which any Holder may be subject, this Section 8.1 shall not apply to any Holder who is an employee or officer of the Company. Notwithstanding anything contained in this Agreement or any additional confidentiality obligations to the Company or its or any Holder or Shareholder Designee may be bound, Confidential Information received by each Holder or Shareholder Designee may be disclosed:

(a) with respect to any Shareholder Designee, to such Shareholder Designee’s designating Shareholder Party and its Representatives;

(b) with respect to any Holder, to its Affiliates or its or their respective directors, officers, employees and authorized representatives (including attorneys, accountants, consultants, bankers and financial advisors) (such Persons, collectively, with respect to any Person, such Person’s “Representatives”); provided such Representatives owe a contractual or other duty of confidentiality to such Shareholder Party or any of its Affiliates with respect to any Confidential Information so disclosed;

(c) by each Shareholder Designee, Holder and each of its Representatives, to the extent the Company consents in writing; and

(d) to the extent required by Law or the rules of any stock exchange upon which such Holder’s or any of its Affiliates’ securities are listed or traded or as requested or required by any Governmental Authority; provided,

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however, that, prior to making such a disclosure, such Person has, to the extent practicable and permitted by Law, consulted with the Company regarding the scope, timing and contents of such disclosure.

Section 8.2 Announcements. Prior to making any public announcement of information which the Company reasonably believes, prior to its public disclosure, may constitute material non-public information or inside information with respect to any Holder that has securities listed or traded on any stock exchange, the Company shall use commercially reasonable efforts to consult with such Holder regarding the scope, timing and contents of such announcement and, if reasonably requested by such Holder in writing, to the extent permitted by Law, cooperate with such Holder in the reasonable coordination of such announcement, in each case so as to permit such Holder to comply with its obligations under applicable securities Laws and rules of such stock exchange with respect to dissemination of information.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement shall terminate with respect to a Holder upon the date on which (i) neither such Holder nor any of its permitted assignees (or any member of the Sponsor Group, with respect to the Sponsor) hold any Registrable Securities and (ii) such Holder holds no director nomination rights under Article VII hereof; provided, however, that Article IV and Section 7.1.6 shall survive any such termination with respect to any Holder.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in Person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 10.1.):

If to the Company, to it at:

Rezolve Limited

Attention: Dan Wagner

E-mail: danwagner@rezolve.com

with a copy (which shall not constitute notice) to:

Taylor Wessing LLP—5 New Street Square, London EC4A 3TW

Attention: Robert Fenner

Email: r.fenner@taylorwessing.com

If to a Holder, to the address or email address set forth for Holder on the signature page hereof.

Section 10.2 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

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Section 10.3 Rule 144. If the Company shall have filed a registration statement pursuant to the requirements of Section 12 of the Exchange Act or a registration statement pursuant to the requirements of the Securities Act in respect of the Ordinary Shares, the Company covenants that (i) so long as it remains subject to the reporting provisions of the Exchange Act, it will timely file the reports required to be filed by it under the Securities Act or the Exchange Act (including, but not limited to, the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(1)(i) of Rule 144 under the Securities Act, as such Rule may be amended (“Rule 144”)) or, if the Company is not required to file such reports, it will, upon the request of any Holder, make publicly available other information so long as necessary to permit sales by such Holder under Rule 144 or any similar rules or regulations hereafter adopted by the SEC, and (ii) it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (A) Rule 144 or (B) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Holder of Registrable Securities, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.

Section 10.4 Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 10.5 Assignment; No Third-Party Beneficiary.

10.5.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

10.5.2 Prior to the expiration of the Lockup Period, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee (subject to subsection 10.5.4).

10.5.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees, except as provided in Section 7.4 and subsection 10.5.4.

10.5.4 Notwithstanding the foregoing, no Holder may assign its rights under Article VII and Article X (except that the Sponsor may assign its rights under such Articles to its members in connection with the transfer of substantially all the Ordinary Shares held by the Sponsor to such member or in connection with a Permitted Distribution in Kind of substantially all the Ordinary Shares held by the Sponsor).

10.5.5 This Agreement shall not confer any rights or benefits on any Persons that are not parties hereto, other than as expressly set forth in this Agreement and this Section 10.5.

10.5.6 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 10.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 10.5 shall be null and void.

Section 10.6 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and its respective permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that notwithstanding anything contained in this Agreement, each Shareholder Designee shall be an express third-party beneficiary of subsection 7.1.6.

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Section 10.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State (and, in respect of the fiduciary duties of the members of the board of directors of the Company, the Companies Law (2020 Revision) of the Cayman Islands). All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (i) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any action arising out of or relating to this Agreement brought by any party hereto, and (ii) agree not to commence any action relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (1) the action in any such court is brought in an inconvenient forum, (ii) the venue of such action is improper or (2) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 10.8 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.8.

Section 10.9 Headings; Interpretation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Unless the context of this Agreement clearly requires otherwise, use of the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” Any reference to a law shall include any rules and regulations promulgated thereunder, and shall mean such law as from time to time amended, modified or supplemented. References herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof.

F-24

Section 10.10 Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.11 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 10.12 Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

Section 10.13 Amendment. This Agreement may not be amended except by an instrument in writing signed by (i) the Company, (ii) the Sponsor (provided (x) the Sponsor or its Permitted Transferee(s) holds Registrable Securities at the time of such amendment, or (y) the Sponsor retains a Board nomination right pursuant to subsection 7.1.1 at the time of such amendment), and (iii) Dan Wagner (provided (x) Dan Wagner or his Permitted Transferee(s) holds Registrable Securities at the time of such amendment, or (y) Dan Wagner retains a Board nomination right pursuant to subsection 7.1.1 at the time of such amendment). Notwithstanding the foregoing, the consent of a Holder to an amendment will not be required to the extent that such amendment does not adversely impact the rights and obligations of such Holder under this Agreement.

Section 10.14 Waiver. At any time, the Company may (i) extend the time for the performance of any obligation or other act of any Holder, (ii) waive any inaccuracy in the representations and warranties of any Holder contained herein or in any document delivered by such Holder pursuant hereto, and (iii) waive compliance with any agreement of such Holder or any condition to its own obligations contained herein. At any time, any Holder may, in respect of itself and not other Holders, (i) extend the time for the performance of any obligation or other act of the Company, (ii) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto, and (iii) waive compliance with any agreement of the Company or any condition to their own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Section 10.15 No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(Next Page is Signature Page)

F-25

IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first written above.

COMPANY:

REZOLVE AI LIMITED

By
Name:
Title:

[Signature Page to Investor Rights Agreement]

F-26

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

HOLDER:

ARMADA SPONSOR LLC

By
Name:
Title:

[Signature Page to Investor Rights Agreement]

F-27

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

HOLDER:

[●]
Print Name:
Address:
Email:

[Signature Page to Investor Rights Agreement]

F-28

ANNEX A

HOLDERS

Name and Address of Investor
Original Holders:
Armada Sponsor LLC 2005 Market Street, Suite 3120 Philadelphia, PA 19103

Stephen Herbert c/o Armada Sponsor LLC 2005 Market Street, Suite 3120 Philadelphia, PA 19103

Douglas Lurio Stephen Herbert c/o Armada Sponsor LLC 2005 Market Street, Suite 3120 Philadelphia, PA 19103

Thomas A. Decker 1650 Market Street, Suite 2800 Philadelphia, PA 19103

Mohammad A. Khan 2238 Bentley Ridge Dr. San Jose, CA 95138

Celso L. White 81 Cherry Hills Farm Drive Englewood, CO 80113

EARLYBIRDCAPITAL, INC. 366 Madison Avenue, 8th Floor New York, NY 10017

New Holders:

Apeiron Investment Group Ltd 66 & 67, Beatrice Amery Street, Sliema, SLM1707, Malta

Betsy Cohen [Address]

[Others?]

F-29

Annex G

LONG TERM INCENTIVE PLAN

Effective as [●], 2024

REZOLVE AI PLC

LONG TERM INCENTIVE PLAN

The purpose of this Plan is to advance the interests of the Company and its shareholders by providing to the employees of the Company or its Group Companies a performance incentive for continued and improved services with the Company and its Group Companies.

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions

For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Additional Issuances” has the meaning given to it in the BCA (save that any Awards granted under this Plan or any sub-plan thereto shall not be considered Reissued Options);

(b)	“Acquiror” means such person who obtains Control of the Company either alone or together with persons acting in concert (as such term is defined in the City Code on Takeovers and Mergers);

(c)

“Affiliate” or “Affiliated” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person (for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise);

(d)

“Applicable Withholding Tax Liability” means a liability to account for any Participant’s tax, national insurance (excluding, unless otherwise specified by the Award Agreement, Employer’s NICs), social security or other levies in respect of any Award (whether by reason of grant, vesting, exercise, settlement, or otherwise), including for the avoidance of doubt and without limitation any liability arising after the termination of the Participant’s employment for whatever reason and which:

(a)	may arise or be incurred in any jurisdiction whatsoever and,

(b)	by the law of the same jurisdiction may or shall be recovered from the person entitled to the Award;

(e) “Award” means any award of Units or an Option under the Plan;

(f)

“BCA” means the Business Combination Agreement initially entered into by and among Armada Acquisition Corp. I, Rezolve Merger Sub and the Company (each as defined therein) entered into on 17 December 2021, amended on 10 November 2022, and further amended and restated on 16 June 2023 pursuant to a deed of release, amendment and restatement entered into by the Company, the New Company, CaymanCo, MergerSub, and Armada (each as defined in such deed) on 16 June 2023;

(g)

“Board” means the board of directors of the Company as constituted from time to time, or a committee thereof to which authority has been delegated by the board of directors with respect to any particular functions of the board of directors, as set forth herein;

(h)	“Business Day” means a day, other than a Saturday or Sunday, on which banking institutions in London, England, and New York, New York (United States of America) are open for business;

(i)

“Cash Equivalent” means the amount of money expressed in British Pound Sterling equal to the Market Value multiplied by the number of vested Units in the Participant’s notional account, on the ISU Settlement Date, RSU Settlement Date or DSU Payment Date, as applicable;

(j)	“Change of Control” means, unless the Board determines otherwise, the happening, in a single transaction or in a series of related transactions, of any of the following events:

(i)

any transaction (other than a transaction described in clause (ii) below) pursuant to which any person or group of persons acting jointly or in concert acquires the direct or indirect beneficial ownership of shares of the Company representing 50% or more of the aggregate voting power of all of the Company’s then issued and outstanding shares entitled to vote in the election of directors of the Company, other than any such acquisition that occurs upon the exercise or settlement of options or other securities granted by the Company under any of the Company’s equity incentive plans;

(ii)

there is consummated an arrangement, amalgamation, merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such arrangement, amalgamation, merger, consolidation or similar transaction, the shareholders of the Company immediately prior thereto do not beneficially own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving or resulting entity in such amalgamation, merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving or resulting entity in such arrangement, amalgamation merger, consolidation or similar transaction, in each case in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii)

the sale, lease, exchange, license or other disposition of all or substantially all of the Company’s assets to a person other than a person that was an Affiliate of the Company at the time of such sale, lease, exchange, license or other disposition, other than a sale, lease, exchange, license or other disposition to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are beneficially owned by shareholders of the Company in substantially the same proportions as their beneficial ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, exchange, license or other disposition;

(iv)

the passing of a resolution by the Board or Shareholders to substantially liquidate the assets of the Company or wind up the Company’s business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona fide reorganization of the Company in circumstances where the business of the Company is continued and the shareholdings remain substantially the same following the re-arrangement); or

(v)	individuals who, on the Effective Date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided,

however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member will, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding anything to the contrary herein, and solely for the purpose of determining the timing of payment or timing of distribution of any compensation or benefit that constitutes “nonqualified deferred compensation” within the meaning of Section 409A of the US Internal Revenue Code of 1986, as amended, a Change of Control shall not be deemed to occur under this Plan unless the Change of Control also constitutes a “change in the ownership” of the Company, a “change in effective control” of the Company, or a “change in the ownership of a substantial portion of the assets” of the Company under U.S. Treasury Regulations § 1.409A-3(i)(5), or any successor provision;

(j)	“Companies Act” means the Companies Act 2006;

(k)	“Company” means Rezolve AI Plc, a company incorporated in England with company number 14573691, whose registered office is at 5 New Street Square, London, United Kingdom, EC4A 3TW;

(l)

“Company Shares” means, collectively: (i) the series A preferred shares, designated as “Series A Shares” pursuant to the Company Articles of Association; and (ii) the ordinary shares designated as “Ordinary Shares” pursuant to the Company’s Articles of Association;

(m)	“Control” has the meaning given in section 995 of the Income Tax Act 2007;

(n)

“Data Protection Legislation” means to the extent applicable, the General Data Protection Regulation 2016/679 (the EU GDPR), the UK General Data Protection Regulation (the UK GDPR) and the UK Data Protection Act 2018;

(o)	“Date of Grant” means the date on which a particular Award is granted by the Board as evidenced by the Grant Agreement pursuant to which the applicable Award was granted;

(p)	“Deferred Share Unit” or “DSU” means a unit designated as a Deferred Share Unit representing the right to receive one Share or the Cash Equivalent in accordance with the terms set forth in the Plan;

(q)

“DSU Participant” means a director of the Company (who for the avoidance of doubt must also be an employee) who has been designated by the Company for participation in the Plan and who has agreed to participate in the Plan and to whom Deferred Share Units have or will be granted thereunder;

(r)

“DSU Payment Date” means, with respect to a Deferred Share Unit granted to a DSU Participant, no later than December 31 of the Fiscal Year following the Fiscal Year in which the DSU Termination Date occurred;

(s)	“DSU Settlement Notice” means a notice, in a form determined by the Board, by a DSU Participant to the Company electing the desired form of settlement of Deferred Share Units;

(t)

“DSU Termination Date” of a DSU Participant means, the day that the DSU Participant ceases to be a director (regardless of whether they have also ceased to be or have previously ceased to be an employee) of the Company for any reason including, without limiting the generality of the foregoing, as a result of retirement, death, voluntary or involuntary termination without cause, or Incapacity;

(u)	“Effective Date” has the meaning ascribed thereto in Section 2.5;

(v)	“Elected Amount” has the meaning ascribed thereto in Section 5.3(1);

(w)	“Election Notice” has the meaning ascribed thereto in Section 5.3(1);

(x)	“Eligible Person” means any employee of the Company or any of its Group Companies, as designated by the Board in a resolution;

(y)	“Employer’s NICs” means secondary Class 1 National Insurance contributions;

(z)

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (as defined in the BCA) (including any stock appreciation, phantom stock, profit participation or similar rights);

(aa)

“Expire” means, with respect to a Unit, the termination of such Unit, on the occurrence of which such Unit is void, incapable of settlement, and of no value whatsoever; and with respect to an Option, the termination or lapsing of such Option, on the occurrence of which such Option is void, incapable of exercise or settlement, and of no value whatsoever; and Expires and Expired have a similar meaning;

(bb)	“Fiscal Year” means the fiscal year of the Company, which as of the Effective Date is the annual period commencing January 1 and ending the following December 31;

(cc)	“Grant Agreement” means an agreement between the Company and a Participant under which an Award is granted;

(dd)	“Group Company” means any subsidiary (as defined in section 1159 of the Companies Act) of the Company;

(ee)	“Incapacity” means the permanent and total incapacity of a Participant as determined in accordance with procedures established by the Board for purposes of this Plan;

(ff)	“Incumbent Board” has the meaning given to that term in Section 1.1(i)(v);

(gg)

“Incentive Share Unit” or “ISU” means a unit granted or credited to a ISU Participant’s notional account pursuant to the terms of this Plan that, subject to the provisions hereof, entitles a ISU Participant to receive one Share or the Cash Equivalent in accordance with the terms set forth in the Plan;

(hh)

“ISU Participant” means an Eligible Person who has been designated by the Company for participation in the Plan and who has agreed to participate in the Plan and to whom an Incentive Share Unit has been granted or will be granted thereunder;

(ii)	“ISU Settlement Date” has the meaning given to that term in Section 7.1(1);

(jj)	“ISU Settlement Notice” means a notice, in a form determined by the Board, by an ISU Participant to the Company electing the desired form of settlement of vested Incentive Share Units;

(kk)

“ISU Termination Date” means the date on which an ISU Participant ceases to be an Eligible Person as a result of a termination of employment with the Company or a Group Company for any reason, including death, retirement, or resignation. For the purposes of the Plan, an ISU Participant’s employment with the Company or a Group Company shall be considered to have terminated effective on the last day of the ISU Participant’s actual and active employment with the Company or Group Company, whether such day is selected by agreement with the individual, or unilaterally by the ISU Participant or the Company or Group Company, and whether with or without advance notice to the ISU Participant. For the avoidance of doubt, no period of notice or pay in lieu of notice that is given or that ought to have been given under applicable law in respect of such termination of employment that follows or is in respect of a period after the ISU Participant’s last day of actual and active employment shall be considered as extending the ISU Participant’s period of employment for the purposes of determining his or her entitlement under the Plan;

(ll)

“ISU Vesting Date” means the date or dates determined in accordance with the terms of the Grant Agreement entered into in respect of such Incentive Share Units (as described in Section 6.4), on and after which a particular Incentive Share Unit will be settled, subject to amendment or acceleration from time to time in accordance with the terms hereof;

(mm)	“Management Team” or “Founder” means the founder of the Company, being Daniel Wagner;

(nn)

“Market Value” means, on any particular day, the volume weighted average trading price of a Share on the NASDAQ for the five (5) preceding days on which the Shares were traded, or on any other share exchange as selected by the Board for these purposes. In the event that such Shares are not listed and posted for trading on any share exchange, the Market Value shall be the fair market value of such Shares as determined by the Board in its sole and absolute discretion;

(oo)”Notice	of Exercise” means a notice of exercise in such form as may be prescribed or required by the Board from time to time;

(pp)”Option”

means a share option granted to an Option Participant pursuant to the terms of this Plan that, subject to the provisions hereof, entitles an Option Participant to receive one Share or the Option Cash Equivalent in accordance with the terms set forth in the Plan;

(qq)”Option

Cash Equivalent” means the amount of money expressed in British Pound Sterling equal to: (a) the Market Value multiplied by the number of Shares in respect of which the Option is being exercised and which is to be settled by cash; (b) less the Option Price applicable to such Shares;

(rr)“Option

Participant” means an Eligible Person who has been designated by the Company for participation in the Plan and who has agreed to participate in the Plan and to whom an Option has been granted or will be granted thereunder;

(ss)”Option	Price” means the price per Share determined by the Board in relation to an Option, in accordance with Section 9.2;

(tt)“Option

Termination Date” means the date on which an Option Participant ceases to be an Eligible Person as a result of a termination of employment with the Company or a Group Company for any reason, including death, retirement, or resignation. For the purposes of the Plan, an Option Participant’s employment with the Company or a Group Company shall be considered to have terminated effective on the last day of the Option Participant’s actual and active employment with the Company or Group Company, whether such day is selected by agreement with the individual, or unilaterally by the Option Participant or the Company or Group Company, and whether with or without advance notice to the Option Participant. For the avoidance of doubt, no period of notice or pay in lieu of notice that is given or that ought to have been given under applicable law in respect of such termination of employment that follows or is in respect of a period after the Option Participant’s last day of actual and active employment shall be considered as extending the Option Participant’s period of employment for the purposes of determining his or her entitlement under the Plan;

(uu)	“Participant” means an RSU Participant, or a DSU Participant, or a ISU Participant or an Option Participant, as applicable;

(vv)	“Performance Criteria” shall mean criteria, if any, established by the Board which, without limitation, may include criteria based on the financial performance of the Company and/or an Affiliate;

(ww)

“Personal Representatives” means in relation to the Participant, the Participant’s legal personal representatives (being either the executors of his will to whom a valid grant of probate has been made or the duly appointed administrators of his estate) who in either case have provided the Board with satisfactory evidence of their appointment

(xx)	“Plan” means this Long Term Incentive Plan, as amended from time to time;

(yy)

“Restricted Share Unit” or “RSU” means a unit granted or credited to an RSU Participant’s notional account pursuant to the terms of this Plan that, subject to the provisions hereof, entitles an RSU Participant to receive one Share or the Cash Equivalent in accordance with the terms set forth in the Plan;

(zz)

“RSU Participant” means an Eligible Person who has been designated by the Company for participation in the Plan and who has agreed to participate in the Plan and to whom a Restricted Share Unit has been granted or will be granted thereunder;

(aaa)	“RSU Settlement Date” has the meaning ascribed thereto in Section 4.1(1);

(bbb)	“RSU Settlement Notice” means a notice, in a form determined by the Board, by an RSU Participant to the Company electing the desired form of settlement of vested Restricted Share Units;

(ccc)

“RSU Termination Date” means the date on which an RSU Participant ceases to be an Eligible Person as a result of a termination of employment with the Company or a Group Company for any reason, including death, retirement, or resignation. For the purposes of the Plan, an RSU Participant’s employment or retention with the Company or a Group Company shall be considered to have terminated effective on the last day of the RSU Participant’s actual and active employment with the Company or Group Company, whether such day is selected by agreement with the individual, or unilaterally by the RSU Participant or the Company or Group Company, and whether with or without advance notice to the RSU Participant. For the avoidance of doubt, no period of notice or pay in lieu of notice that is given or that ought to have been given under applicable law in respect of such termination of employment that follows or is in respect of a period after the RSU Participant’s last day of actual and active employment shall be considered as extending the RSU Participant’s period of employment or retention for the purposes of determining his or her entitlement under the Plan;

(ddd)

“RSU Vesting Date” means the date or dates determined in accordance with the terms of the Grant Agreement entered into in respect of such Restricted Share Units (as described in Section 3.4), on and after which a particular Restricted Share Unit will be settled, subject to amendment or acceleration from time to time in accordance with the terms hereof;

(eee)”Section	431 Election” means an election made under section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 in such form as the Board or HM Revenue & Customs may prescribe;

(fff)	“Share” means an ordinary share in the capital of the Company;

(ggg)

“Share Compensation Arrangement” means any share option, share option plan, employee share purchase plan, long-term incentive plan or any other compensation or incentive mechanism of the Company involving the issuance or potential issuance of securities of the Company;

(hhh)	“Shareholders” means holders of Shares;

(iii)

“Stock Exchange” means the NASDAQ or, if the Shares are not listed or posted for trading on the NASDAQ but are listed and posted for trading on another share exchange, the share exchange on which the Shares are listed or posted for trading;

(jjj)	“Termination Notice” has the meaning ascribed thereto in Section 5.4(1);

(kkk)

“Total Pool Percentage” means, subject to Section 2.2 below, a number of Company Shares equal to fifteen percent (15%) of the fully diluted issued and outstanding Equity Securities, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor) of the Company as of the Closing (as defined in the BCA);

(lll)	“NASDAQ” means the NASDAQ Stock Exchange; and

(mmm)	“Units” means DSUs, ISUs and RSUs, as applicable.

Section 1.2 Interpretation

(1)

Whenever the Board is to exercise discretion or authority in the administration of the terms and conditions of this Plan, the term “discretion” or “authority” means the sole and absolute discretion of the Board.

(2)	In the Plan, words importing the singular shall include the plural and vice versa and words importing any gender include any other gender.

(3)	Unless otherwise specified in the Participant’s Grant Agreement, all references to money amounts are to English currency.

(4)	As used herein, the terms “Article” and “Section” mean and refer to the specified Article and Section of this Plan, respectively.

(5)	The words “including” and “includes” mean “including (or includes) without limitation”.

ARTICLE 2

GENERAL PROVISIONS

Section 2.1 Administration.

(1)	The Board shall administer this Plan. Nothing contained herein shall prevent the Board from adopting other or additional Share Compensation Arrangements or other compensation arrangements.

(2)

Subject to the terms and conditions set forth herein, the Board has the authority: (i) to grant Restricted Share Units to RSU Participants; (ii) to grant Deferred Share Units to DSU Participants; (iii) to grant Incentive Share Units to ISU Participants; (iv) to grant Options to Option Participants; (v) to determine the terms, including the limitations, restrictions, vesting period, and conditions (including any Performance Criteria), if any, of such grants; (vi) to interpret this Plan and all agreements entered into hereunder; (vii) to adopt, amend and rescind such administrative guidelines and other rules relating to this Plan as it may from time to time deem advisable; (viii) establish sub-plans to operate in the United Kingdom or in any jurisdictions outside the United Kingdom (overseas sub-plans) provided that insofar as possible, any overseas sub-plan shall be governed by rules similar to the rules of the Plan, but modified to take account of applicable tax, social security, employment, company, exchange control, trust or securities (or any other relevant) law, regulation or practice; and provide that any sub-plan may include provision to grant equity-based awards that are not Units or Options and/or to grant awards to be settled in cash only; and (ix) to make all other determinations and to take all other actions in connection with the implementation and administration of this Plan as it may deem necessary or advisable. The Board’s guidelines, rules, interpretations, and determinations shall be conclusive and to the fullest extent permitted by applicable law binding upon the Company, its subsidiaries, and all RSU Participants, DSU Participants, ISU Participants, Eligible Persons and their legal, personal representatives and beneficiaries.

(3)

Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a remuneration committee thereof. For greater certainty, any such delegation by the Board may be revoked at any time at the Board’s sole discretion. Without prejudice to the foregoing right to delegate at any time, there shall be delegated to the Management Team the right to grant and to determine to whom there shall be granted one half of all Awards available for allocation from time to time. All other grants of Awards shall be carried out by the Board on the recommendation of the remuneration committee (if any), in consultation with the Management Team and the Chairman of the Company (if any).

(4)

No member of the Board or any person acting pursuant to authority delegated by it hereunder shall be liable for any action or determination in connection with the Plan made or taken in good faith, and each member of the Board and each such person shall be entitled to indemnification by the Company with respect to any such action or determination.

(5)

The Board may adopt such rules or regulations and vary the terms of this Plan and any grant hereunder as it considers necessary to address tax or other requirements of any applicable jurisdiction. Without limiting the generality of the foregoing, if any provision of this Plan contravenes Section 409A (“Section 409A”) or Section 457A (“Section 457”) of the U.S. Internal Revenue Code of 1986, as amended, the Board may, in its sole discretion and without the participant’s consent, modify such provision to: (i) comply with, or avoid being subject to, Section 409A or Section 457, or to avoid incurring taxes, interest or penalties under Section 409A or Section 457, or otherwise; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the Participant of the applicable provision without materially increasing the cost to the Company and contravening Section 409A or Section 457.

(6)

The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Shares or any other securities in the capital of the Company other than as specifically provided for in the Plan.

Section 2.2 Grant of Awards and Shares Reserved

(1)

Subject to the provisions of this Plan, the Board may grant Awards to Participants upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine, provided that:

(a)

The maximum number of Shares reserved for issuance or transfer from treasury, in the aggregate, under this Plan and any sub-plan thereto shall initially be equal to the Total Pool Percentage minus the number of Company Shares issued or proposed to be issued in connection with the Additional Issuances;

(b)

The number of Shares reserved for issuance or transfer from treasury under this Plan and any sub-plan thereto that are subject to any grants of Awards (or portions thereof) that (i) Expire or are forfeited, surrendered, cancelled or otherwise terminated prior to the issuance of the Shares pursuant to a grant of Awards or (ii) are settled in cash in lieu of settlement in Shares or settled by the transfer of Shares other than from treasury shall, in each case, automatically become available to be made and subject to new grants under this Plan; and

(c)

The Board may, at its sole discretion, at any time on or after 1 January 2025 and in each calendar year thereafter determine that an additional pool of Shares be reserved for issuance or transfer from treasury, under this Plan and any sub-plan being a pool of up to 5% of the fully diluted issued and outstanding Equity Securities, (and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor) of the Company (the “Fully Diluted Capital”) as of 1 January of each year (provided that each such additional pool shall be capped at 5% of such Fully Diluted Capital each calendar year and shall be separate to the reservation set out in Section 2.2(a) and to any additional pool created in any previous year).

Section 2.3 Amendment and Termination.

(1)

The Board may, in its sole discretion, suspend or terminate the Plan at any time or from time to time and/or amend or revise the terms of the Plan or of any Award granted under the Plan and any Grant Agreement relating thereto provided that such suspension, termination, amendment, or revision shall:

(a)	not adversely alter or impair any Award previously granted except as permitted by the terms of this Plan;

(b)	be in compliance with applicable law and subject to any regulatory approvals including, where required, the approval of the Stock Exchange; and

(c)	be subject to Shareholder approval, where required by law, the requirements of the Stock Exchange or this Plan.

(2)

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force with respect to outstanding Awards will continue in effect as long as any such Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such interpretations and amendments to the Plan or the Awards as they would have been entitled to make if the Plan were still in effect.

(3)

Subject to Section 2.3(1), the Board may from time to time, in its discretion and without the approval of Shareholders or Participants, make changes to the Plan or any Award that do not require the approval of Shareholders under Section 2.3(4), which may include but are not limited to:

(a)	any amendment of an administrative nature, including without limitation those made to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan regarding administration of the Plan;

(b)	changes that alter, extend or accelerate the terms of vesting or settlement applicable to any Awards;

(c)	any amendment to the Plan respecting administration and eligibility for participation under the Plan; and

(d)

an amendment of the Plan or a Award as necessary to comply with applicable law or the requirements of the Stock Exchange or any other regulatory body having authority over the Company, the Plan, the Participants or the Shareholders.

(4)	Shareholder approval is required for the following amendments to the Plan:

(a)

if and only if such shareholder approval is required by applicable law and/or the rules and regulations of the Stock Exchange or any other stock exchange on which the Shares are listed or posted for trading, any increase in the maximum number of Shares that may be issuable by the Company, including from treasury, pursuant to Awards granted under the Plan (as set out in Section 2.2), other than an adjustment pursuant to Section 2.15; and

(b)	any amendment to Section 2.3(3) and this Section 2.3(4).

Section 2.4 Compliance with Legislation

(1)

The administration of the Plan (including any amendments thereto), the terms of the grant of any Award under the Plan, the grant of Awards, and the Company’s obligation to issue Shares or deliver a Cash Equivalent shall be subject to all applicable laws, rules and regulations, the rules and regulations of the Stock Exchange and any other stock exchange on which the Shares are listed or posted for trading, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required. The Company shall not be obliged by any provision of the Plan or the grant of any Award hereunder to issue Shares or deliver a Cash Equivalent or Option Cash Equivalent in violation of such laws, rules and regulations or any condition of such approvals.

(2)

The Company shall have no obligation to issue or transfer (or procure the transfer of) any Shares pursuant to this Plan unless upon official notice of issuance such Shares shall have been duly listed with the Stock Exchange (and any other stock exchange on which the Shares are listed or posted for trading). Shares issued to Participants pursuant to the settlement of Awards may be subject to limitations on sale or resale under applicable securities laws.

(3)

Should the Board, in its sole and absolute discretion determine that it is not feasible to provide for the settlement of Restricted Share Units, Deferred Share Units, Incentive Share Units or Options in shares, as applicable, including by reason of any such laws, regulations, rules, orders or requirements, it shall notify the Participants of such determination and on receipt of such notice each Participant shall have the option of electing that such settlement obligations be satisfied by means of a cash payment by the Company equal to the Cash Equivalent of the Restricted Share Units, Deferred Share Units or Incentive Share Units or the Option Cash Equivalent of the Options, as applicable. Each Participant shall comply with all such laws, regulations, rules, orders and requirements, and shall furnish the Company with any and all information and undertakings, as may be required to ensure compliance therewith.

Section 2.5 Effective Date

The Plan shall be effective upon the date (the “Effective Date”) of the closing of the initial public offering of the Shares.

Section 2.6 Applicable Tax Withholdings and Deductions.

(1)

Notwithstanding any other provision contained herein, and together with Section 2.6(3) the Company or the relevant Affiliate or Group Company, as applicable (the “Relevant Company”), shall be entitled to withhold from any amount payable to a Participant, either under this Plan or otherwise, such amounts as may be necessary so as to ensure that the Relevant Company is in compliance with all liabilities or obligations, whether under any statute or regulation or otherwise, to account to any revenue or other authority for sums in respect of an Applicable Withholding Tax Liability To this end, the Participant shall, to the extent permitted by law, indemnify and shall keep indemnified the Relevant Company for the Applicable Withholding Tax Liability and the Participant shall pay the Relevant Company a sum equal to the Applicable Withholding Tax Liability immediately upon written notice of the quantum of the said liability.

(2)

It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan and which by law such Participant is required to file. The Company shall not be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan and, without prejudice to (1) above, the Participant shall indemnify and keep indemnified the Company and the Relevant Company from and against any and all loss, liability, damage, penalty or expense (including legal expense), which may be asserted against the Company or which the Company may suffer or incur arising out of, resulting from, or relating in any manner whatsoever to any tax liability in connection therewith.

(3)	For greater certainty, no cash payment will be made nor will Shares be issued until:

(a)

an amount sufficient to cover the Applicable Withholding Tax Liability payable on the settlement of Awards has been received by the Company (or withheld by the Company from the Cash Equivalent or Option Cash Equivalent and/or cash payment noted above if applicable);

(b)

the Participant undertakes to arrange for such number of Shares to be sold as is necessary to raise an amount equal to the Applicable Withholding Tax Liability, and to cause the proceeds from the sale of such Shares to be delivered to the Company; or

(c)

the Participant elects to settle for cash such number of Awards as is necessary to raise funds sufficient to cover the Applicable Withholding Tax Liability with such amount being withheld by the Company.

Section 2.7 No Interest.

No interest or other amounts shall accrue to the Participant in respect of any amount payable by the Company to the Participant under this Plan or Award.

Section 2.8 Non-Transferability

Except as set forth herein, Awards are not transferable. Units may be settled and Options may be exercised only by:

(a)	the Participant to whom the Awards were granted; or

(b)	upon the Participant’s death, by the Participant’s Personal Representatives.,

Section 2.9 Participation in this Plan.

(1)

The grant of an Award does not form part of the Participant’s entitlement to remuneration or benefits pursuant to his contract of employment nor does the existence of a contract of employment between an Eligible Person and any company give such Eligible Person any right or entitlement to have an Award granted to him in respect of any number of Shares or any expectation that an Award might be granted to him whether subject to any conditions or at all and the grant of an Award shall not give him any entitlement or expectation that further Awards will be granted. In addition, the rights and obligations of a Participant under the terms and conditions of his office or employment shall not be affected by his participation under the Rules or any right he may have to participate. An individual who participates under the Rules waives all and any rights to compensation or damages in consequence of the termination of his office or employment with any company for any reason whatsoever, whether lawful or not, in so far as those rights arise, or may arise, from his ceasing to have rights under or be entitled to the exercise or settlement of an Award under the Rules as a result of such termination or from the loss or diminution of value of such rights or entitlements. If necessary, the Participant’s terms of employment shall be varied accordingly.

(2)

No Participant has any rights or privileges as a Shareholder of the Company in respect of Shares that are issuable or transferable upon the settlement of an Award pursuant to the terms of this Plan until the allotment and issuance of such Shares or their transfer to the Participant. The Participant or the Participant’s legal representative shall not, by reason of the grant of any Award, be considered to be a Shareholder of the Company until an Award has been duly settled and Shares have been issued or transferred in respect thereof. In addition, Shares issued or so transferred shall rank pari passu in all respects with the Shares already then in issue provided that Shares issued or transferred in settlement of an Award will not rank for any dividend or other distribution of the Company paid or made by reference to a record date prior to the date of allotment or transfer, as relevant.

(3)

Awards shall be credited to an unfunded notional bookkeeping account established and maintained by the Company in the name of each Participant. Notwithstanding any other provision of the Plan to the contrary, an Award shall not be considered or construed as an actual investment in Shares. Participants shall have no legal or equitable rights, claims, or interest in any specific property or assets of the Company or any Affiliate or Group Company. No assets of the Company or any Affiliate or Group Company shall be held in any way as collateral security for the fulfilment of the obligations of the Company or any Affiliate or Group Company under this Plan. Any and all of the Company’s or any Affiliate’s or Group Company’s assets shall be, and remain, the general unrestricted assets of the Company or Affiliate or Group Company.

(4)

The Company makes no representation or warranty as to the future Market Value of the Shares or with respect to any income tax matters affecting the Participant resulting from the grant, exercise or settlement of an Award or transactions in the Shares. With respect to any fluctuations in the Market Value of Shares, neither the Company, nor any of its directors, officers, employees, Shareholders or agents shall be liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the issuance of Shares hereunder, or in any other manner related to the Plan. For greater certainty, no amount will be paid to, or in respect of, a Participant under the Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Company does not assume responsibility for the income or other tax consequences resulting to the Participant and they are advised to consult with their own tax advisors.

Section 2.10 Notice

Any Notice required to be given pursuant to the Plan must be in writing. All notices to the Company must be delivered personally, by prepaid registered mail or by email and must be addressed to the secretary of the Company. All notices to the Participant will be addressed to the principal address of the Participant on file with the Company and/or to the Participant’s work email (or any other email address of the Participant known to the Company). Either the Company or the Participant may designate a different address by written notice to the other. Such notices are deemed to be received: (i) if delivered personally, on the date of delivery; (ii) if sent by prepaid, registered mail, on the fifth Business Day following the date of mailing; or (iii) if sent by email, at the time of transmission. Any notice given by either the Participant or the Company is not binding on the recipient thereof until received.

Section 2.11 Right to Issue Other Shares

The Company shall not by virtue of this Plan be in any way restricted from declaring and paying dividends in respect of Shares, issuing further Shares, repurchasing Shares or varying or amending its share capital or corporate structure.

Section 2.12 Quotation of Shares

So long as the Shares are listed on a Stock Exchange, the Company must apply to the Stock Exchange for the listing or quotation, as applicable, of the Shares issued upon the settlement of all Awards granted under the Plan, however, the Company cannot guarantee that such Shares will be listed or quoted on the Stock Exchange or any other stock exchange.

Section 2.13 Conformity to Plan

In the event that an Award is granted or a Grant Agreement is executed which does not conform in all particulars with the provisions of this Plan, or purports to grant Awards on terms different from those permitted under this Plan, the Award, or the grant of such Award shall not be in any way void or invalidated, but the Award so granted will be adjusted to become, in all respects, in conformity with this Plan.

Section 2.14 Dividend Equivalents.

In the event a dividend becomes payable on the Shares, then on the payment date for such dividend, each Participant’s notional account shall, unless otherwise determined by the Board in respect of any grant of Units, be credited with additional Units of the same kind as credited in such Participant’s applicable notional account, the number of which shall be determined by dividing: (i) the amount determined by multiplying (a) the number of Units in such Participant’s notional account (whether vested or unvested) on the record date for the payment of such dividend by (b) the dividend paid per Share, by (ii) the Market Value of a Share on the dividend payment date for such dividend, in each case, with fractions computed to two decimal places. Such additional Units, if credited, shall vest on the same basis as the underlying Units. This provision shall not apply to Options.

Section 2.15 Adjustments.

Subject to any required approval by the Stock Exchange or regulatory authority, in the case of any merger, amalgamation, arrangement, rights offering, subdivision, consolidation, or reclassification of the Shares or other relevant change in the capitalization of the Company, or dividend or distribution payable in respect of Shares (excluding dividends or distributions which may be paid in cash or in Shares at the option of the Shareholder), or exchange of the Shares for other securities or property, the Company shall make appropriate adjustments in the Shares issuable or amounts payable or, in the case of Options, the Option Price (provided that such Option Price may not be reduced to below the nominal value of a Share unless only if, and to the extent that, the Board shall be authorised to capitalise from the reserves of the Company a sum equal to the amount by which the aggregate nominal value of the Shares in respect of which the Option is exercisable exceeds the aggregate adjusted Option Price, so that on exercise of any Option in respect of which the Option Price has been reduced, the Board shall capitalise and apply such sum (if any) as is necessary to pay up the amount by which the aggregate nominal value of the Shares in respect of which the Option is exercised exceeds the aggregate Option Price for such Shares), as the case may be, as determined as appropriate by the Board, to preclude a dilution or enlargement of the benefits hereunder, and any such adjustment (or non-adjustment) by the Company shall be conclusive, final and binding upon the Participants. However, no amount will be paid to, or in respect of, the Participants under the Plan or pursuant to any other arrangement, and no additional Awards will be granted to such Participant to compensation for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

Section 2.16 Cancellation of Awards.

Upon payment in full of the value of the Awards, the Awards shall be cancelled and no further payments shall be made from the Plan in relation to such Awards.

Section 2.17 Governing Law

The Plan shall be governed by the laws of England.

Section 2.18 Data Protection

The Company and Participant’s employer (if different) from time to time will collect, hold and process the Participant’s personal information for the purposes of the administration of the Award in accordance with the employee privacy notice, which can be found on the Company’s intranet. The Company will comply with all applicable requirements of the Data Protection Legislation. This rule is in addition to, and does not relieve, remove or replace the Company’s obligations under the Data Protection Legislation.

ARTICLE 3

RESTRICTED SHARE UNITS

Section 3.1 Grant of Restricted Share Units.

(1)

Subject to the provisions of this Plan, the Board may grant Restricted Share Units to any Eligible Person upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine.

(2)	The grant of a Restricted Share Unit shall be evidenced by a Grant Agreement, signed on behalf of the Company and, if required by the Board, countersigned by the relevant Participant.

(3)	The Company shall maintain a notional account for each RSU Participant, in which shall be recorded the number of vested and unvested Restricted Share Units granted or credited to such Participant.

(4)

The grant of a Restricted Share Unit to an RSU Participant, or the settlement of a Restricted Share Unit, under the Plan shall neither entitle such RSU Participant to receive nor preclude such RSU Participant from receiving subsequently granted Restricted Share Units.

Section 3.2 Equivalence.

One (1) Restricted Share Unit is equivalent to one (1) Share. Fractional Restricted Share Units are not permitted under the Plan.

Section 3.3 Calculation.

The number of Restricted Share Units granted at any particular time pursuant to this Plan will be calculated by dividing (i) the dollar amount of such grant by (ii) the Market Value of a Share on the Date of Grant.

Section 3.4 Vesting.

Except as otherwise provided in an RSU Participant’s Grant Agreement or any other provision of this Plan:

(1)	1/3 of the Restricted Share Units granted pursuant to Section 3.1 shall vest on the first (1st) anniversary of the Date of Grant;

(2)	1/3 of the Restricted Share Units granted pursuant to Section 3.1 shall vest on the second (2nd) anniversary of the Date of Grant;

(3)	1/3 of the Restricted Share Units granted pursuant to Section 3.1 shall vest on the third (3rd) anniversary of the Date of Grant; and

(4)

all Restricted Share Units credited pursuant to Section 2.14 shall vest simultaneously with the Restricted Share Units to which they relate, provided the Participant is continuously employed by the Company, or any of its Group Companies, from the Date of Grant until such Vesting Date, provided, however, that in the event of any Change of Control, any unvested Restricted Share Units shall vest on the date which the Board determines in accordance with Article 8.

ARTICLE 4

SETTLEMENT & EXPIRY

Section 4.1 Settlement of Restricted Share Units.

(1)	Except as otherwise provided in an RSU Participant’s Grant Agreement or any other provision of this Plan:

(a)

all of the vested Restricted Share Units covered by a particular grant and the related Restricted Share Units credited pursuant to Section 3.3 may be settled on the first Business Day following their RSU Vesting Date (the “RSU Settlement Date”);

(b)

an RSU Participant (or such other person as is referred to in Section 2.8) is entitled to deliver to the Company, on or before the RSU Settlement Date, an RSU Settlement Notice in respect of any or all vested Restricted Share Units held by the RSU Participant;

(c)

in the RSU Settlement Notice, the RSU Participant will elect, in the RSU Participant’s sole discretion, to settle vested Restricted Share Units for their Cash Equivalent (determined in accordance with Section 4.2(1)), Shares (determined in accordance with Section 4.2(2)) or a combination thereof.

(2)	Subject to Section 4.1(3), settlement of Restricted Share Units shall take place promptly following the RSU Settlement Date and take the form set out in the RSU Settlement Notice through:

(a)

in the case of settlement of Restricted Share Units for their Cash Equivalent, delivery of a cheque or a wire or bank transfer of cash to the RSU Participant (or such other person as is referred to in Section 2.8) representing the Cash Equivalent;

(b)

in the case of settlement of Restricted Share Units for Shares, the issue and allotment or transfer or procurement of transfer to the Participant (or such other person as is referred to in Section 2.8) ; or

(c)	in the case of settlement of Restricted Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(3)

If an RSU Settlement Notice is not received by the Company on or before the RSU Settlement Date, settlement shall take the form of Shares issued by the Company or transferred from treasury, or otherwise transferred, as set out in Section 4.2(2).

(4)

Notwithstanding any other provision of this Plan, in the event that an RSU Settlement Date falls during a black-out period or other trading restriction imposed by the Company and an RSU Participant has not delivered an RSU Settlement Notice, then such RSU Settlement Date shall be automatically extended to the tenth (10th) Business Day following the date that such black-out period or other trading restriction is lifted, terminated or removed.

(5)

Notwithstanding any other provision of the Plan, the Company may require as a condition of settlement that the RSU Participant enters into a Section 431 Election with their employer in respect of any Shares to be acquired.

Section 4.2 Determination of Amounts.

(1)

Cash Equivalent of Restricted Share Units. For purposes of determining the Cash Equivalent of Restricted Share Units to be made pursuant to Section 4.1(2)(a) or Section 4.1(2)(c), such calculation will be made on the RSU Settlement Date based on the Market Value on the RSU Settlement Date multiplied by the number of vested Restricted Share Units in the Participant’s Restricted Share Unit notional account which the Participant desires to settle in cash pursuant to the RSU Settlement Notice.

(2)

Payment in Shares; Issuance of Shares. For the purposes of determining the number of Shares to be issued or transferred and delivered to an RSU Participant upon settlement of Restricted Share Units pursuant to Section 4.1(2)(b) or Section 4.1(2)(c), such calculation will be made on the RSU Settlement Date based on the whole number of Shares equal to the whole number of vested Restricted Share Units then recorded in the Participant’s Restricted Share Unit notional account which the Participant desires to settle pursuant to the RSU Settlement Notice.

Section 4.3 Termination.

(1)

Except as the Board may otherwise determine or unless otherwise provided in the RSU Participant’s Grant Agreement and regardless of any adverse or potentially adverse tax or other consequences resulting from the following:

(a)

if an RSU Participant ceases to be an Eligible Person as a result of such RSU Participant’s termination for “cause” or resignation without “good reason” (as such terms are defined in the relevant Grant Agreement), subject to (b) below, any unvested Restricted Share Units held by such RSU Participant shall Expire on the RSU Termination Date and be of no further force or effect whatsoever and such Participant shall no longer be eligible for a grant of RSUs; and

(b)

if an RSU Participant ceases to be Eligible Person as a result of such RSU Participant’s dismissal without “cause” or resignation for “good reason” (as such terms are defined in the relevant Grant Agreement), or as a result of such RSU Participant’s death or physical or psychological Incapacity, any unvested Restricted Share Units held by such RSU Participant shall vest on the RSU Termination Date.

ARTICLE 5

DEFERRED SHARE UNITS

Section 5.1 Grant of Deferred Share Units.

(1)	Subject to this Article 5, the Board may recommend the grant of, from time to time, Deferred Share Units to a DSU Participant.

(2)	The grant of a Deferred Share Unit shall be evidenced by a Grant Agreement, signed on behalf of the Company.

(3)	The Company shall maintain a notional account for each DSU Participant, in which shall be recorded the number of Deferred Share Units granted or credited to such Participant.

(4)

The grant of a Deferred Share Unit to a DSU Participant, or the settlement of a Deferred Share Unit, under the Plan shall neither entitle such DSU Participant to receive nor preclude such DSU Participant from receiving subsequently granted Deferred Share Units.

Section 5.2 Equivalence.

One (1) Deferred Share Unit is equivalent to one (1) Share.

Section 5.3 Termination Right.

(1)

Each DSU Participant is entitled to terminate his or her participation in the Plan by filing with the Chief Financial Officer of the Company, or such other officer of the Company designated by the Board, a notice electing to terminate the receipt of additional Deferred Share Units in such form as the Board may determine (“Termination Notice”).

(2)	Such Termination Notice shall be effective as of the date received by the Company.

(3)

For greater certainty, to the extent a DSU Participant terminates his or her participation in the Plan, he or she shall not be entitled to become a DSU Participant again until the Fiscal Year following the Fiscal Year in which the Termination Notice becomes effective.

Section 5.4 Calculation.

(1)

The number of Deferred Share Units granted at any particular time pursuant to this Plan will be calculated by dividing (i) the dollar amount of such grant by (ii) the Market Value of a Share on the Date of Grant.

Section 5.5 Vesting.

(1)

All Deferred Share Units recorded in a DSU Participant’s Deferred Share Unit notional account shall vest on the DSU Termination Date, unless otherwise determined by the Board at its sole discretion, subject to a determination of the Board made in accordance with Article 8.

(2)	DSU Participants will not have any right to receive any benefit under the Plan in respect of a Deferred Share Unit until the DSU Termination Date.

Section 5.6 Settlement in respect of Deferred Share Units.

In respect of an award of Deferred Share Units granted to a DSU Participant, settlement shall be as soon as practicable following the DSU Termination Date and no later than the DSU Payment Date:

(1)

Subject to Section 5.6(2), the DSU Participant (or where the DSU Participant has died, the Personal Representative of the DSU Participant) will deliver to the Company a DSU Settlement Notice, in the DSU Participant’s sole discretion, to elect to settle all Deferred Share Units in such DSU Participant’s notional account for their Cash Equivalent (determined in accordance with Section 5.7(1)), Shares (determined in accordance with Section 5.7(2)) or a combination thereof.

(2)

If such DSU Settlement Notice is not received by the Company within 30 days prior to the DSU Payment Date, settlement shall take the form of the Cash Equivalent determined in accordance with Section 5.8(1), among other provisions of this Plan.

(3)	Settlement of Deferred Share Units shall take place on the DSU Payment Date and in the form set out in the DSU Settlement Notice through:

(a)

in the case of settlement of Deferred Share Units for their Cash Equivalent, delivery of a cheque to the Participant, a dependant or relation of the Participant or the Participant’s duly authorized legal representative (or such other person as is referred to in Section 2.8), as the case may be, representing the Cash Equivalent;

(b)	in the case of settlement of Deferred Share Units for Shares issue and allotment or transfer or procurement of transfer to the Participant (or such other person as is referred to in Section 2.8)); or

(c)	in the case of settlement of Deferred Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(4)

Notwithstanding any other provision of the Plan, the Company may require as a condition of settlement that the DSU Participant enters into a Section 431 Election with their employer in respect of any Shares to be acquired.

Section 5.7 Determination of Amounts.

(1)

Cash Equivalent of Deferred Share Units. For purposes of determining the Cash Equivalent of Deferred Share Units, such calculation will be made based on the Market Value on the DSU Payment Date multiplied by the number of Deferred Share Units in the Participant’s Deferred Share Unit notional account as of the DSU Payment Date.

(2)

Payment in Shares; Issuance of Shares. For the purposes of determining the number of Shares to be issued or transferred and delivered to a DSU Participant upon settlement of Deferred Share Units, such calculation will be made on the DSU Termination Date, or if the DSU Termination Date is not a Business Day, on the next such Business Day, based on the whole number of Shares equal to the whole number of Deferred Share Units then recorded in the Participant’s Deferred Share Unit notional account.

ARTICLE 6

INCENTIVE SHARE UNITS

Section 6.1 Grant of Incentive Share Units

(1)

Subject to the provisions of this Plan, the Board may grant Incentive Share Units to any Eligible Person upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine.

(2)	The grant of an Incentive Share Unit shall be evidenced by a Grant Agreement, signed on behalf of the Company.

(3)	The Company shall maintain a notional account for each ISU Participant, in which shall be recorded the number of vested and unvested Incentive Share Units granted or credited to such Participant.

(4)

The grant of an Incentive Share Unit to an ISU Participant, or the settlement of an Incentive Share Unit, under the Plan shall neither entitle such ISU Participant to receive nor preclude such ISU Participant from receiving subsequently granted Incentive Share Units.

Section 6.2 Equivalence

One (1) Incentive Share Unit is equivalent to one (1) Share.

Section	6.3 Calculation.

The number of Incentive Share Units granted at any particular time pursuant to this Plan will be calculated by dividing (i) the dollar amount of such grant by (ii) the Market Value of a Share on the Date of Grant.

Section	6.4 Vesting.

Each ISU Participant’s Grant Agreement shall describe the Performance Criteria established by the Board that must be achieved for Incentive Share Units to vest to the ISU Participant, provided the ISU Participant is continuously employed by or in service with the Company, or any of its Group Companies, from the Date of Grant until such ISU Vesting Date, and provided further that in the event of any Change of Control, any unvested Incentive Share Units shall vest on the date which the Board determines in accordance with Article 8.

ARTICLE 7

SETTLEMENT & EXPIRY

Section 7.1 Settlement of Incentive Share Units.

(1)	Except as otherwise provided in an ISU Participant’s Grant Agreement or any other provision of this Plan:

(a)

all of the vested Incentive Share Units covered by a particular grant and the related Incentive Share Units credited pursuant to Section 6.2 may be settled on the first Business Day following their ISU Vesting Date (the “ISU Settlement Date”);

(b)

an ISU Participant shall become entitled to deliver to the Company, on or before the ISU Settlement Date, an ISU Settlement Notice in respect of any or all vested Incentive Share Units held by the ISU Participant; and

(c)

in the ISU Settlement Notice, the ISU Participant will elect, in the ISU Participant’s sole discretion, , to settle vested Incentive Share Units for their Cash Equivalent (determined in accordance with Section 7.2(1)), Shares (determined in accordance with Section 7.2(2)) or a combination thereof.

(2)	Subject to Section 7.1(3), settlement of Incentive Share Units shall take the form set out in the ISU Settlement Notice through delivery of:

(a)

in the case of settlement of Incentive Share Units for their Cash Equivalent, a cheque to the ISU Participant or wire or bank transfer of cash (or such other person as is referred to in Section 2.8) representing the Cash Equivalent;

(b)

in the case of settlement of Incentive Share Units for Shares, the issue and allotment or transfer or procurement of transfer to the Participant (or such other person as is referred to in Section 2.8) ; or

(c)	in the case of settlement of Incentive Share Units for a combination of Shares and the Cash Equivalent, a combination of (a) and (b) above.

(3)

If an ISU Settlement Notice is not received by the Company on or before the ISU Settlement Date, settlement shall take the form of Shares issued by the Company or transferred as set out in Section 7.2(2).

(4)

Notwithstanding any other provision of this Plan, in the event that a ISU Settlement Date falls during a black-out period or other trading restriction imposed by the Company and a ISU Participant has not delivered a ISU Settlement Notice, then such ISU Settlement Date shall be automatically extended to the tenth (10th) Business Day following the date that such black-out period or other trading restriction is lifted, terminated or removed.

(5)

Notwithstanding any other provision of the Plan, the Company may require as a condition of settlement that the ISU Participant enters into a Section 431 Election with their employer in respect of any Shares to be acquired.

Section 7.2 Determination of Amounts.

(1)

Cash Equivalent of Incentive Share Units. For purposes of determining the Cash Equivalent of Incentive Share Units to be made pursuant to Section 7.1(2)(a) or Section 7.1(2)(c), such calculation will be made on the ISU Settlement Date based on the Market Value on the ISU Settlement Date multiplied by the number of vested Incentive Share Units in the Participant’s Incentive Share Unit notional account which the Participant desires to settle in cash pursuant to the ISU Settlement Notice.

(2)

Payment in Shares; Issuance of Shares. For the purposes of determining the number of Shares to be issued or transferred and delivered to a ISU Participant upon settlement of Incentive Share Units pursuant to Section 7.1(2)(b) or Section 7.1(2)(c), such calculation will be made on the ISU Settlement Date based on the whole number of Shares equal to the whole number of vested Incentive Share Units then recorded in the Participant’s Incentive Share Unit notional account which the Participant desires to settle pursuant to the ISU Settlement Notice.

Section	7.3 Termination.

Except as the Board may otherwise determine or unless otherwise provided in the ISU Participant’s Grant Agreement and regardless of any adverse or potentially adverse tax or other consequences resulting from the following, if a ISU Participant ceases to be an Eligible Person for any reason, any unvested Incentive Share Units held by such ISU Participant shall Expire on the ISU Termination Date and be of no further force or effect whatsoever and such Participant shall no longer be eligible for a grant of ISUs.

ARTICLE 8

CHANGE OF CONTROL - UNITS

Section 8.1 Conversion or Exchange of Units.

Notwithstanding anything else in this Plan or any Grant Agreement, the Board has the right to provide for the conversion or exchange of any outstanding Units into or for units, rights or other securities in any entity participating in or resulting from a Change of Control, provided that the value of previously granted Units and the rights of Participants are not materially adversely affected by any such changes.

Section 8.2 Notice to Participants.

Upon the Company entering into an agreement relating to a transaction which, if completed, would result in a Change of Control, or otherwise becoming aware of a pending Change of Control, the Company may (only if and to the extent not prohibited by applicable laws, regulations or the rules of any Stock Exchange upon which the Shares are listed), give written notice of the proposed Change of Control to Participants, together with a description of the effect of such Change of Control on outstanding Units, not less than seven (7) days prior to the closing of the transaction resulting in the Change of Control.

Section 8.3 Acceleration of Vesting.

The Board may, in its sole discretion, accelerate the vesting and/or the expiry date of any or all outstanding Units, including conditionally, to provide that, notwithstanding the vesting provisions of such Units or any Grant Agreement, such designated outstanding Units shall be vested upon (or prior to) the completion of the Change of Control (or, if relevant, prior to the sanctioning of a Compromise as contemplated by Section 8.5 below). If, for any reason, the Change of Control does not occur within the contemplated time period, the acceleration of the vesting of the Units shall be retracted and vesting shall instead revert to the manner provided in the Grant Agreement.

Section 8.4 Effect of Change of Control

Notwithstanding the foregoing, and in the event of a Change of Control, outstanding Units will lapse immediately following the Change of Control to the extent not vested, unless sections 8.1, 8.5 or 8.6 applies.

Section 8.5 Court Sanction

In the event that the court sanctions a compromise or arrangement under section 899 or 901F of the Companies Act in connection with a Change of Control (a “Compromise”), the RSU will, subject to sections 8.1 above and 8.6 below and unless the Board determines otherwise, Expire immediately after such sanction.

Section 8.6 Replacement of Units

(a)

Without prejudice to Section 8.1, if there is an Acquiror who is a Company, each relevant Participant may, by agreement with the Acquiror within such period as the Board and Acquiror may agree, surrender any Units in exchange for a replacement right (“New Unit Award”).

(b)	A New Unit Award shall be granted on such terms and in relation to such shares of such company as the Acquiror and the Participant may agree.

ARTICLE 9

OPTIONS

Section 9.1 Grant of Options

(1)

Subject to the provisions of this Plan, the Board may grant Options to any Eligible Person upon the terms, conditions and limitations set forth herein and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine.

(2)

The grant of an Option shall be evidenced by a Grant Agreement, signed on behalf of the Company. Among its other provisions, each Grant Agreement will set forth: (a) the number of Shares subject to such Option; and (b) the extent to which the Option Participant will have the right to exercise the Option following the Option Termination Date. Such provisions will be determined in the discretion of the Board and included in the Grant Agreement, and they need not be uniform among all Options issued pursuant to the Plan or to the same Option Participant.

(3)

The grant of an Option to an Option Participant, or the vesting, exercise, or settlement of an Option under the Plan shall neither entitle such Option Participant to receive nor preclude such Option Participant from receiving subsequently granted Options.

Section 9.2 Option Price

The exercise price per Share under each Option will be specified in the relevant Grant Agreement but shall not be less than the nominal value of a Share in the case of an Option to subscribe for Shares.

Section 9.3 Term

The term of the Option will be ten (10) years from the Date of Grant.

Section 9.4 Exercise

Subject to Section 9.5 and Article 11, the Board will determine the time or times at which an Option may be exercised, in whole or in part. Each Option may specify a required period of continuous employment, the Performance Criteria or any other requirements to be achieved before the Option or portion thereof will vest and/or become exercisable. Each Option, the exercise of which, or the timing of the exercise of which, is dependent, in whole or in part, on the achievement of designated Performance Criteria, may specify a minimum level of achievement in respect of the specified Performance Criteria below which such Option will not be exercisable and a method for determining the extent to which such Option will be exercisable if performance is at or above such minimum but short of full achievement of the Performance Criteria. All such particular terms and conditions of the Option will be set forth in the Grant Agreement. An Option cannot be exercised after the end of the term of the Option.

Section 9.5 Lapse

An Option shall immediately Expire and cease to be capable of vesting or exercise on the earliest to occur of:

(a)	the tenth anniversary of the Date of Grant;

(b)	any date specified for the Options to Expire in the Grant Agreement;

(c)	in the event of the Option Participant’s death, the first anniversary of the Option Participant’s death;

(d)	the expiry of any of the periods referred to in Article 11;

(e)

the date on which it is purported to be transferred or assigned (other than by reason of death in accordance with Section 2.8(b)), mortgaged, charged or otherwise disposed of by the Option Participant;

(f)	the presentation of any petition to any court of competent jurisdiction by which an order is sought for the bankruptcy of the Option Participant (or any analogous proceeding in any jurisdiction);

(g)

upon the Option Participant making an application for an interim order or any proposal for a voluntary arrangement within Part VIII of the Insolvency Act 1986 (or any analogous proceeding in any jurisdiction);

(h)	upon the Option Participant proposing any form of compromise with his creditors or any class of creditors (or any analogous proceeding in any jurisdiction); and

(i)

the date on which the Option Participant is deprived (otherwise than on death) of the legal or beneficial ownership of the Option by operation of law or by the Option Participant doing or omitting to do anything which causes him to be so deprived.

ARTICLE 10

EXERCISE AND SETTLEMENT OF OPTIONS

Section 10.1 Exercise of Option

(1)	Subject to Article 11 below and subject to the terms of the Grant Agreement, an Option may only be exercised to the extent it has vested in accordance with the terms of the Grant Agreement.

(2)	An Option shall be exercisable, in whole or in part, by the delivery to the secretary of the Company of the following:

(a)	a Grant Agreement covering at least all of the Shares over which the Option is then to be exercised;

(b)

the Notice of Exercise in the prescribed form duly completed and signed by the Option Participant (or by his duly authorised agent) which shall specify whether the Option Participant requests settlement in Shares and/or in the Option Cash Equivalent (and in lieu of any specification, the Option Participant shall be deemed to have specified full settlement in Shares);

(c)	if the Board so requires, a Section 431 Election entered into by the Option Participant in relation to the Shares to be acquired;

(d)

payment (or such arrangements for the making of such a payment as the Board shall permit) of a sum equal to the aggregate Option Price for the number of Shares over which the Option is to be exercised (save to the extent the Option is to be settled by payment of an Option Cash Equivalent); and

(e)	payment (or such arrangements for the making of such a payment as the Board shall permit) of any Applicable Withholding Tax Liability in accordance with Section 2.6.

(3)	Subject to Section 10.1(4), settlement of Options shall take the form set out in the Notice of Exercise through delivery of, within 30 days following the effective date of exercise of the Option:

(a)

in the case of settlement of Options for their Option Cash Equivalent, a cheque to the Option Participant (or such other person as is referred to in Section 2.8) or wire or bank transfer of cash representing the Option Cash Equivalent;

(b)	in the case of settlement of Options for Shares, the issue and allotment or transfer or procurement of transfer to the Participant (or such other person as is referred to in Section 2.8); or

(c)	in the case of settlement of Options for a combination of Shares and the Option Cash Equivalent, a combination of (a) and (b) above.

(4)

Notwithstanding any other provision of this Plan, in the event that the exercise of an Option, or the subsequent 30-day period falls during a black-out period or other trading restriction imposed by the Company, then the 30-day period referred to above shall be automatically extended to the tenth (10th) Business Day following the date that such black-out period or other trading restriction is lifted, terminated or removed.

Section 10.2 Option Cash Equivalent

For purposes of determining the Option Cash Equivalent of Options to be made pursuant to Section 10.1(3)(a) or Section 10.1(3)(c), such calculation will be made on the effective date of exercise based on the Market Value on the effective date of exercise multiplied by the number of Shares in respect of which the Option is being exercised and in respect of which the Option Participant desires to settle in cash pursuant to the Notice of Exercise.

ARTICLE 11

CHANGE OF CONTROL – OPTIONS

Section 11.1 Notice to Participants

(1)

Upon the Company entering into an agreement relating to a transaction which, if completed, would result in a Change of Control (including one which may fall within Section 11.2 or Section 11.3 before), the Options shall be treated in the manner prescribed by the definitive agreement (if any) for such Change of Control. If there is no agreement for such a Change of Control, or there is no provisions prescribing the treatment of Options therein, the Company may (only if and to the extent not prohibited by applicable laws, regulations or the rules of any Stock Exchange upon which the Shares are listed), but shall not be obliged to, give written notice of the proposed Change of Control to Participants, together with a description of the effect of such Change of Control on outstanding Options, not less than seven (7) days prior to the closing of the transaction resulting in the Change of Control (the “Change of Control Notice”).

(2)

In the event that a Change of Control Notice is made, the Option Participant may, save where Section 11.2 below applies, exercise his Option to the extent specified in Section 11.4 by delivering his Notice of Exercise and the aggregate Option Price (under the procedure in Section 10.1(2) or such other procedure as may be specified by the Board in the Change of Control Notice) at any time in the period commencing on the Option Participant’s receipt of the Notification and ending immediately prior to such Change of Control. Any Notice of Exercise delivered in accordance with this Section 11.1(2) prior to such Change of Control shall take effect immediately before Change of Control takes effect. The Option shall, to the extent unexercised, lapse immediately following the Change of Control unless the Acquiror has informed the Board that it intends to offer to grant Option Participants new options in accordance with Section 11.5, in which case the Option shall cease to be exercisable following the Change of Control under this Plan, but may still be released under Section 11.5 within the period of six months following the Change of Control and on the expiry of the said six month period the Option shall lapse.

(3)

In the event that no Change of Control Notice is made as permitted by Section 11.1(1) and there is no agreement relating to a Change of Control and/or there is no provisions prescribing the treatment of Options therein then subject to Section 11.2 and 11.5 below, the Option may be exercised within six months of a Change of Control to the extent specified in Section 11.4, and on the expiry of the said six month period the Option shall, to the extent unexercised, Expire and cease to be capable of exercise.

Section 11.2 Court Sanction

In the event that the court sanctions a compromise or arrangement under section 899 or 901F of the Companies Act in connection with a Change of Control (a “Compromise”), then subject to Section 11.1(1) above and 11.5 below, the Option may be exercised to the extent specified in Section 11.4 within six months of the date on which such Compromise is so sanctioned, and on the expiry of the said six month period the Option shall, to the extent unexercised, Expire and cease to be capable of exercise.

Section 11.3 Squeeze-out

If any person becomes bound or entitled to acquire shares under Chapter 3, Part 28 of the Companies Act, then subject to Section 11.1(1) above and Section 11.5 below, an Option may be exercised to the extent set out in Section 11.4 at any time when that person remains so bound or entitled and to the extent not so exercised shall lapse at the expiry of such period.

Section 11.4 Extent of exercise

Subject to the terms of the relevant Grant Agreement, an Option may be exercised under this Article 11 to the extent it has vested pursuant to the Grant Agreement as at the date of: (i) the Change of Control if Section 11.1(2) or (3) applies (and for the avoidance of doubt, where Section 11.1(2) applies, the Option may be exercised to the extent it would have been vested on the Change of Control if not exercised immediately prior); (ii) the date on which a Compromise is sanctioned if Section 11.2 applies; or (iii) the date on which a person becomes bound or entitled to acquire shares if Section 11.3 applied. Notwithstanding the foregoing, the Board may, in its sole discretion, accelerate the vesting of any or all outstanding Options, including conditionally, to provide that, notwithstanding the vesting provisions of such Options or any Grant Agreement, such designated outstanding Options shall be vested upon (or prior to) the completion of the Change of Control (or, if relevant, prior to the sanctioning of a Compromise as contemplated by Section 11.2 or a person becoming bound or entitled to acquire shares as contemplated by Section 11.3). If, for any reason, the Change of Control or relevant event does not occur, the acceleration of the vesting of the Options shall be retracted and vesting shall instead revert to the manner provided in the Grant Agreement.

Section 11.5 Replacement Options

(1)

Notwithstanding anything else in this Plan (other than Section 11.1(1)) or any Grant Agreement, the Board has the right to provide for the conversion, replacement, or exchange of any outstanding Options into or for options, rights or other securities in any entity participating in or resulting from a Change of Control, provided that the value of previously granted Options and the rights of Participants are not materially adversely affected by any such changes.

(2)

Without prejudice to Section 11.5(1), if there is an Acquiror who is a company, or a company becomes bound or entitled to acquire shares under Chapter 3, Part 28 of the Companies Act, each Participant may, by agreement with the Acquiror within the periods set out in Section 11.5(4), surrender any Options in exchange for a replacement option (“New Option”).

(3)	A New Option shall be granted on such terms and in relation to such shares of such company as the Acquiror and the Participant may agree.

(4)	The periods referred to in Section 11.5(2) are:

(a)	In the case of a Change of Control that is not effected by a Compromise, six months from the date of the Change of Control;

(b)	In the case of a Compromise contemplated by Section 11.2, six months from the date on which the Compromise becomes effective; and

(c)	In the case of a person becoming bound or entitled to acquire shares as contemplated by Section 11.3, during the period such person is so bound or entitled.

ANNEX 1 to the

REZOLVE AI PLC LONG TERM INCENTIVE PLAN

This Annex 1 to the Rezolve AI Plc Long Term Incentive Plan (the “Plan” and such Annex 1 being the “Non-Employee Plan”)) is intended to be a separate plan which governs Units granted to directors, officers, and consultants. Units granted pursuant to this Annex 1 are subject to all of the terms and conditions set forth in the Plan except as modified by the following terms and provisions which will replace and/or supplement certain terms and provisions of the Plan as indicated herein.

Capitalised terms used but not defined in this Non-Employee Plan are defined in the Plan, subject to the provisions set out below

1. ARTICLE 1 - PURPOSE AND INTERPRETATION

1.1	All references to Plan throughout the Non-Employee Plan shall, save where the context requires otherwise, refer to the Non-Employee Plan.

1.2	In the first paragraph of the Plan, the word “employees” shall be deleted and replaced with the words “directors, officers, and consultants”

1.3	In the Non-Employee Plan, the following definitions shall be inserted:

1.3.1

“Annual Board Retainer” means the annual retainer paid by the Company to a director in a Fiscal Year for service on the Board, together with Board committee fees, attendance fees and additional fees and retainers to committee chairs.

1.3.2	“Award Date” means the date(s) during the Fiscal Year on which the Annual Board Retainer is awarded.

1.3.3	“Consultant” means the role as providing professional or expert advice in a particular field of science or business to either an organisation or individual;

1.4	In the Non-Employee plan, the following definitions shall be amended as follows:

1.4.1

In the definition of “DSU Participant”, the words “who for greater certainty must also be an employee” shall be deleted and replaced with the words “who for greater certainty shall not also be an employee”.

1.4.2	In the definition of “DSU Termination Date” the words “(regardless of whether they have also ceased to be or have previously ceased to be an employee)” shall be deleted.

1.4.3	In the definition of “Eligible Person”, the word “employee” shall be deleted and replaced with the words “director, officer or Consultant”.

1.4.4	In the definition of “ISU Termination Date”, the word “employment” shall be deleted throughout and replaced with the words “engagement, appointment or retention”

1.4.5	In the definition of “Option Termination Date”, the word “employment” shall be deleted throughout and replaced with the words “engagement, appointment or retention”

1.4.6	In the definition of “RSU Termination Date”, the word “employment” shall be deleted throughout and replaced with the words “engagement, appointment or retention”

2. ARTICLE 2 - GENERAL PROVISIONS

2.1	In Section 2.2(a), the words “or the Rezolve AI plc Long Term Incentive Plan” shall be inserted after the words “sub-plan to this Plan”.

2.2	Section 2.9(1) shall be deleted and replaced with the following:

The grant of an Award does not form part of the Participant’s entitlement to remuneration or benefits pursuant to that person’s letter of appointment or contract for services, nor does the existence of such letter of appointment or contract for services between an Eligible Person and any company give such Eligible Person any right or entitlement to have an Award granted to him in respect of any number of Shares or any expectation that an Award might be granted to him whether subject to any conditions or at all and the grant of an Award shall not give him any entitlement or expectation that further Awards will be granted. In addition, the rights and obligations of a Participant under the terms and conditions of his office, engagement or appointment shall not be affected by his participation under the Rules or any right he may have to participate. An individual who participates under the Rules waives all and any rights to compensation or damages in consequence of the termination of his office, engagement or appointment with any company for any reason whatsoever, whether lawful or not, in so far as those rights arise, or may arise, from his ceasing to have rights under or be entitled to the settlement of an Award under the Rules as a result of such termination or from the loss or diminution of value of such rights or entitlements. If necessary, the Participant’s terms of engagement, appointment or retention shall be varied accordingly”.

2.3	In Section 2.15, the words “or any Settlement Price (as later defined in the Plan in respect of any Units)” shall be inserted following the words “Option Price” throughout.

2.4

In Section 2.18: (a) the word “employer” shall be deleted and replaced with the words “engaging company”; (b) the words “Participant’s personal information” shall be deleted and replaced with the words “Participant’s personal information”; and (c) the words “employee privacy notice” shall be deleted and replaced with the words “privacy notice”.

3. ARTICLE 3 - RESTRICTED SHARE UNITS

3.1

At the end of Section 3.1(1), the following sentence shall be inserted: “Notwithstanding the foregoing, it shall, unless the Board determines that it is not required by applicable law, be a term of each Restricted Share Unit that the relevant Participant shall, as a condition to settlement of the Units in Shares, pay or procure the payment of an amount to be determined by the Board but which shall not be less than the nominal value of the relevant Shares prior to settlement of the relevant Restricted Share Unit (the “Settlement Price”).”

3.2	In Section 3.4(4), the words “is continuously employed by” shall be deleted and replaced with the words “in service with”.

4. ARTICLE 4 - SETTLEMENT & EXPIRY

4.1	The following new Section 4.1(6) shall be inserted:

“Notwithstanding the foregoing, no Restricted Share Unit may be settled by the issuance of Shares unless the Participant has paid by cheque, bank transfer, or cash, or made arrangements satisfactory to the Board to procure the payment of the Settlement Price referenced in Section 3.1(1). In the event that such payment or arrangements are not made within 30 days following the RSU Settlement Date, the Participant shall be deemed to have elected for settlement by the Restricted Share Unit’s Cash Equivalent with the day following the expiry of such 30 day period being deemed to be the “RSU Settlement Date”.”

4.2

In Section 4.3, the words “or termination” shall be inserted following the word “dismissal”; and the words “or early termination of their engagement” shall be inserted following the word “resignation”.

5. ARTICLE 5 – DEFERRED SHARE UNITS

5.1

The following new Section 5.1(4) shall be inserted: “Notwithstanding the foregoing, it shall unless the Board determines that it is not required by applicable law be a term of each Deferred Share Unit that the relevant Participant shall, as a condition to settlement of the Units in Shares, pay or procure the payment of an amount to be determined by the Board but which shall not be less than the nominal value of the relevant Shares prior to settlement of the relevant Deferred Share Unit (the “Settlement Price”).”

5.2	The following new section will be inserted as Section 5.3 and the remainder of Article 5 will be renumbered accordingly with all cross-references updated accordingly:

“Section 5.3 Election Notice; Elected Amount.

(1)

Subject to Board approval, a DSU Participant may elect by filing an election notice in such form as the Board may permit (the “Election Notice”), once each Fiscal Year, to be paid up to one hundred percent (100%) of his or her Annual Board Retainer in the form of Deferred Share Units (the “Elected Amount”), with the balance being paid in cash in accordance with the Company’s regular practices of paying such cash compensation. In the case of an existing DSU Participant, the election must be completed, signed and delivered to the Company by the end of the Fiscal Year preceding the Fiscal Year to which such election is to apply. In the case of a new DSU Participant, the election must be completed, signed and delivered to the Company as soon as possible, and, in any event, no later than 30 days, after the director’s appointment, with such election to be effective on the first day of the fiscal quarter of the Company next following the date of the Company’s receipt of the election until the final day of such Fiscal Year. For the first year of the Plan, DSU Participants must make such election as soon as possible, and, in any event, no later than 30 days, after adoption of the Plan and the election shall be effective on the first day of the fiscal quarter of the Company next following the date of the Company’s receipt of the election until the final day of such Fiscal Year. If no election is made in respect of a particular Fiscal Year, the new or existing DSU Participant will be paid in cash in accordance with the Company’s regular practices of paying such cash compensation.

(2)

The Election Notice shall, subject to any minimum amount that may be required by the Board, from time to time, designate the percentage of the Annual Board Retainer for the applicable Fiscal Year that is to be deferred into Deferred Share Units, with the remaining percentage to be paid in cash in accordance with the Company’s regular practices of paying such cash compensation.

(3)

In the absence of a designation to the contrary (including delivery of an Election Notice by a DSU Participant requesting that a greater or lesser percentage of his or her Annual Board Retainer be payable in the form of Deferred Share Units relative to the percentage previously elected by such DSU Participant), the DSU Participant’s Election Notice shall remain in effect unless otherwise terminated.”

5.3

The following new subsection shall be inserted into Section 5.4 (as renumbered) as section 5.4(3), and the remainder of section 5.4 shall be renumbered accordingly with all cross-references updated accordingly:

“(3)

Thereafter, any portion of such DSU Participant’s Annual Board Retainer payable, and subject to comply with Section 5.3, all subsequent Annual Board Retainers shall be paid in cash in accordance with the Company’s regular practices of paying such cash compensation.”

5.4	Section 5.5 (as renumbered) shall be deleted and replaced with the following:

“Section	5.5 Calculation.

(1)	The number of Deferred Share Units granted at any particular time pursuant to this Plan will be calculated by:

(a)	in the case of an Elected Amount, by dividing (i) the dollar amount of the Elected Amount allocated to the DSU Participant by (ii) the Market Value of a Share on the applicable Award Date; or

(b)	in the case of a grant of Deferred Share Units pursuant to Section 5.1, by dividing (i) the dollar amount of such grant by (ii) the Market Value of a Share on the Date of Grant.”

5.5	The following new section 5.7(5) (as renumbered) shall be inserted into Section 5.7 (as renumbered):

“Notwithstanding the foregoing, no Deferred Share Unit may be settled by the issuance of Shares unless the Participant has paid by cheque, bank transfer, or cash, or made arrangements satisfactory to the Board to procure the payment of the Settlement Price referenced in Section 5.1(4). In the event that such payment or arrangements are not made within 30 days following the DSU Payment Date, the Participant shall be deemed to have elected for settlement by the Deferred Share Unit’s Cash Equivalent with the day following the expiry of such 30 day period being deemed to be the “DSU Payment Date”.”

6. ARTICLE 6 – INCENTIVE SHARE UNITS

6.1

The following new Section 6.1(4) shall be inserted: “Notwithstanding the foregoing, it shall, unless the Board determines that it is not required by applicable law, be a term of each Incentive Share Unit that the relevant Participant shall, as a condition to settlement of the Units in Shares, pay or procure the payment of an amount to be determined by the Board but which shall not be less than the nominal value of the relevant Shares prior to settlement of the relevant Incentive Share Unit (the “Settlement Price”).”

7. ARTICLE 7 – SETTLEMENT & EXPIRY

7.1	The following new section 7.1(6) shall be inserted into Section 7.1:

“Notwithstanding the foregoing, no Incentive Share Unit may be settled by the issuance of Shares unless the Participant has paid by cheque, bank transfer, or cash, or made arrangements satisfactory to the Board to procure the payment of the Settlement Price referenced in Section 6.1(4). In the event that such payment or arrangements are not made within 30 days following the ISU Settlement Date, the Participant shall be deemed to have elected for settlement by the Incentive Share Unit’s Cash Equivalent with the day following the expiry of such 30 day period being deemed to be the “ISU Settlement Date”.”

Annex H

PROPOSED AMENDMENT

TO THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ARMADA ACQUISITION CORP. I

Pursuant to Section 242 of the

Delaware General Corporation Law

ARMADA ACQUISITION CORP. I (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1.

The name of the Corporation is Armada Acquisition Corp. I. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on November 11, 2020 (the “Original Certificate”) and was subsequently amended and restated on February 3, 2021. A Second Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on August 12, 2021 (the “Amended and Restated Certificate of Incorporation”).

2.	This Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.

3.

This Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of the capital stock of the Corporation entitled to vote generally at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”).

4.	The text of Section E of Article SIXTH is deleted in its entirety and replaced with the following:

“Intentionally Omitted”

IN WITNESS WHEREOF, Armada Acquisition Corp. I has caused this Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of this [x]th day of     , 2024.

ARMADA ACQUISITION CORP. I

By:
Name:	Stephen P. Herbert
Title:	Chairman and Chief Executive Officer

H-1

Annex I

FORM OF

AMENDMENT TO STOCK ESCROW AGREEMENT

THIS AMENDMENT TO THE STOCK ESCROW (this “Amendment”) is made as of [x], 2024, by and between Armada Acquisition Corp. I, a Delaware corporation (the “Company”), Armada Sponsor LLC (the “Sponsor”) and Continental Stock Transfer & Trust Company, a New York corporation (the “Escrow Agent”). Capitalized terms contained in this Amendment, but not specifically defined in this Amendment, shall have the meanings ascribed to such terms in the Stock Escrow Agreement (as defined below).

WHEREAS, the Company and the Sponsor previously entered into a stock escrow agreement, dated August 12, 2021, with the Escrow Agent, as escrow agent, (which agreement and any and all agreements heretofore supplemental thereto are herein collectively referred to as the “Stock Escrow Agreement”), governing the terms of the escrow;

WHEREAS, the Company and the Sponsor entered into a subscription agreement, dated December 12, 2023 (the “Polar Subscription Agreement”) with Polar Multi-Strategy Master Fund (“Polar”), pursuant to which Polar agrees to make certain capital contributions in exchange for a commitment of the Sponsor to transfer 880,000 shares of common stock (the “Subscription Shares”).

WHEREAS, Section 3.2 of the Stock Escrow Agreement provides that the Escrow Agent is required to hold the shares in escrow until 180 days after the consummation of the business combination.

WHEREAS, in order to facilitate the transactions contemplated by the Polar Subscription Agreement the parties wish to amend the Stock Escrow Agreement to allow for the transfer of the Subscription Shares prior to completion of the Escrow Period.

WHEREAS, Section 6.3 of the Stock Escrow Agreement provides that the Company, the Sponsor, and the Escrow Agent may amend the Stock Escrow Agreement in writing signed by each of the parties thereto; and

WHEREAS, the parties desire to amend the Original Agreement to, among other things, reflect the amendment to the Original Agreement contemplated by the Trust Amendment.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Amendments to Stock Escrow Agreement

(a) Section 3.2 of the Stock Escrow Agreement is hereby amended to add the following sentence to the end of the paragraph.

“Notwithstanding this Section 3.2, upon written request by the Company, the Escrow Agent shall distribute up to 880,000 Escrow Shares held by the Sponsor prior to the expiration of the Escrow Period as instructed by the Company in its written request.”

2. Miscellaneous Provisions.

(a) Entire Agreement. The Stock Escrow Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

Signatures on following page.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

ARMADA ACQUISITION CORP. I

By:	/s/ Stephen P. Herbert
Name:	Stephen P. Herbert
Title:	Chief Executive Officer and Chairman

ARMADA SPONSOR LLC

By:	/s/ Stephen P. Herbert
Name:	Stephen P. Herbert
Title:	Managing Member

By:	/s/ Douglas M. Lurio
Name:	Douglas M. Lurio
Title:	Managing Member

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Stacy Aqui
Name:	Stacy Aqui
Title:	Vice President

Annex J

March 31, 2022

Board of Directors of

Armada Acquisition Corp. I

Suite 3120

2005 Market Street

Philadelphia, PA 19103

Dear Members of the Board of Directors:

We understand that Armada Acquisition Corp. I, a Delaware corporation (“Armada”), proposes to enter into a Business Combination Agreement, originally dated as of December 16, 2021 and amended as of March 31, 2022 (the “Business Combination Agreement”), by and among Armada, Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”), and Rezolve Limited, a private limited liability company registered under the laws of England and Wales with registration number 09773823 (the “Company”), under which Armada will merge with and into Rezolve Merger Sub, with Armada continuing as the surviving entity. Each issued and outstanding share of common stock of Armada (“Armada Common Stock”) immediately prior to the effective time of the Merger (the “Merger Effective Time”) will be exchanged for one Company Ordinary Share; (ii) each issued and outstanding warrant of Armada (an “Armada Warrant”) immediately prior to the Merger Effective Time will be exchanged for one warrant in the capital of the Company (a “Company Public Warrant”); (iii) each issued and outstanding unit of Armada (an “Armada Unit”) immediately prior to the Merger Effective Time will be separated into its component parts (one share of Armada Common Stock and one-half of one Armada Warrant), with each share of Armada Common Stock to be exchanged for one Company Ordinary Share. As a result of the Business Combination, the Company will become a new public company, and Armada will become a wholly owned subsidiary of the Company.

We have been advised that the Transaction will result in the shareholders of the Company holding a number of Company Ordinary Shares equal to (A) the quotient obtained by dividing (x) $1,750,000,000 by (y) $10.00 minus (B) the Outstanding Warrant Number and minus (C) the Acquisition Shares (to the extent such Acquisition Shares are not already issued on or prior to the Company Reorganization Date). The terms of the Transaction are more fully set forth in the Business Combination Agreement and capitalized terms used but not defined herein have the meanings ascribed to such terms in the Business Combination Agreement.

You have requested our opinion as to (i) the fairness, from a financial point of view, to Armada of the Aggregate Stock Consideration under the Business Combination Agreement, and (ii) whether the Company has a fair market value equal to at least 80 percent of the balance of funds in Armada’s trust account (excluding deferred underwriting commissions and taxes payable). This letter supersedes our letter dated December 16, 2021.

We, as a customary part of our investment banking business, are continually engaged in performing financial analyses regarding businesses and their securities in connection with acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and other transactions and for estate, corporate and other purposes. We have been engaged by the Board of Directors of Armada to render the opinions set forth below (the “Opinions”) to it and we will receive a fee of $1,150,000 from Armada for providing the Opinions, of which $100,000 was paid on December 16, 2021, $20,000 is payable upon delivery of the Opinions, and the balance is payable upon closing of the Transaction. In addition, Armada has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement relating to providing the Opinion. We have not been requested to, and did not,

(i) participate in negotiations regarding the Business Combination Agreement, (ii) solicit any expressions of interest from any other parties regarding any business combination with Armada or any other alternative transaction or (iii) advise the Board of Directors of Armada or any other party regarding alternatives to the Transaction. In addition, we were not requested to and did not provide advice regarding the structure or any other aspect of the Transaction, or to provide services other than the delivery of the Opinion. We have not otherwise acted as financial advisor to any party to the Transaction. On August 12, 2021, we entered into an Underwriting Agreement with Armada, under which we received 1% of the gross proceeds of Armada’s initial public offering. Such amount totaled $1,500,000. On August 12, 2021, we entered into a Business Combination Marketing Agreement with Armada, under which we are entitled to receive (a) a cash advisory fee of 2.25% of the gross proceeds of Armada’s initial public offering; (b) a capital markets advisory fee of $2,500,000; and (c) a finder fee equal to 1% of the total consideration if we introduce Armanda to a target with which a business combination is completed. The fees under the Business Combination Marketing Agreement are payable upon the closing of Armada’s initial business combination. In the ordinary course of our business, we and our affiliates may actively trade securities of Armada for our own account or the account of our customers and, accordingly, we may hold a long or short position in such securities. We may seek to be engaged for compensation in the future to perform investment banking services for Armada.

In connection with our review of the Transaction and in arriving at our Opinions, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have reviewed:

1.	the financial terms of the draft of the Business Combination Agreement, dated March 8, 2022;

2.	Armada’s Registration Statement on Form S-1, as amended, and Final Prospectus filed under Rule 424;

3.	Armada’s Quarterly Report on Form 10-Q and other reports filed with the Securities and Exchange Commission;

4.	the Company’s historical financial statements for the calendar year ended December 31, 2020;

5.	the Company’s revised projected financial statements for the calendar years ending December 31, 2021 through December 31, 2024, which were revised in March 2022;

6.	the Company’s roadshow presentation dated December 2021;

7.	certain non-public financial and business information provided to Northland by Armada, the Company, and their advisors;

8.	certain internal financial information, estimates, and financial and operations forecasts for Rezolve, prepared by management of Armada or the Company;

9.	press releases issued by Armada and the Company;

10.	industry reports and research reports, including KPMG’s Commercial Due Diligence report dated November 3, 2021;

11.	draft of the side letter between Armada Sponsor, LLC and the Company dated March 28, 2022; and

12.

the reported historical price and trading activity for the common stock of Armada, compared to certain financial stock market information for Armada with that similar information for certain other companies the securities of which are publicly traded, and reviewed the financial terms of certain recent business combinations, and other studies and analyses it deemed appropriate.

We participated in conference calls with Stephen Herbert, Chairman and CEO of Armada, and Douglas Lurio, President and Director of Armada.

In addition, we have conducted such other analyses, examinations, and inquiries and considered such other financial, economic and market criteria as we have deemed necessary and appropriate in arriving at our Opinions.

In reviewing the Transaction, financial analyses, and in rendering our Opinions, we have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and assume no responsibility regarding such data, material, and other information. In addition, Armada’s management advised us, and we have assumed with your permission, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best available estimates and judgments of Armada’s management as to the future financial results and condition of the Company and we express no opinion regarding such projections or the assumptions on which they are based. We have relied upon Armada to advise us promptly if any information provided became inaccurate or had to be updated during the period of our review. If the foregoing assumptions are inaccurate, our Opinions could be materially affected. Armada does not publicly disclose internal financial information of the type provided to us in connection with our review of the Transaction. As a result, such information was prepared for financial planning purposes and was not prepared with the expectation of public disclosure.

As you are aware, the credit, financial, and stock markets have from time-to-time experienced unusual volatility, and we express no opinion or view as to any potential effects of such volatility on the Transaction and the Opinions do not address potential developments in any such markets. In addition, we express no opinion or view as to any potential effects of the COVID-19 pandemic on the Transaction or Armada.

We have relied upon and assumed, without independent verification, there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or our Opinions, and there is no information or any facts that would make the information reviewed by us incomplete or misleading.

We have assumed that the final form of the Business Combination Agreement will be substantially similar to the draft we reviewed, dated March 8, 2022 without modification of material terms or conditions. We have assumed that the Transaction will be consummated under the terms of the Business Combination Agreement without amendments thereto and without waiver by any party of any conditions or obligations thereunder. In arriving at our Opinions, we have assumed that all the regulatory approvals and consents required for the Transaction will be obtained in a manner that will not adversely affect Armada or alter the terms of the Transaction. Without limiting the generality of the foregoing, we have, for purposes of our analyses of the Aggregate Stock Consideration, assumed the financial projections furnished to us by Armada are accurate and have further assumed there will be no adjustment to the consideration for balance sheet or other items.

In arriving at our Opinions, we have performed no appraisals or valuations of any specific assets or liabilities (fixed, contingent, or other) of the Company, including any intellectual property for which the Company might receive royalty or licensing fees, and we have not been furnished with any such appraisals or valuations, and have made no physical inspection of the property or assets of the Company. We express no opinion regarding the liquidation value of any entity. In arriving at the Opinions set forth below, we have undertaken no independent analysis of any pending or threatened litigation, governmental proceedings or investigations, possible unasserted claims or other contingent liabilities, to which any of the Company or its affiliates is a party or may be subject and at the Company’s o direction and with its consent, in arriving at our Opinions, we have made no assumption about and therefore have not considered, the possible assertion of claims, outcomes, damages, or recoveries arising out of any such matters.

None of the companies or transaction we may have used in any analysis for purposes of comparison is identical to the Company or the Transaction. Accordingly, our analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies and transactions to which the Company and the Transaction were compared and other factors that could affect the public trading value or transaction value of the companies or transactions. We also have considered no potential judicial, legislative, or regulatory changes pending or being considered or that may be adopted by any judicial, governmental, or regulatory bodies or any potential changes in accounting methods or generally accepted accounting principles that may be adopted.

The Opinions is based upon the financial, market, economic, and other conditions that exist on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the Opinions and that we disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinions that may come or be brought to our attention after the date of the Opinions. We have not undertaken to reaffirm or revise the Opinions or otherwise comment upon any events after the date hereof and have no obligation to update, revise or reaffirm the Opinions.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. Our research analysts may hold opinions, make statements or recommendations, or publish research reports regarding the Company or the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

The Opinions is furnished under our engagement letter dated December 6, 2021 (as supplemented on March 29, 2022, the “Engagement Letter”). The Opinions are directed to the Board of Directors of Armada in connection with its consideration of the Transaction. The Opinions are furnished solely to be used by the Board of Directors of Armada as only one input to consider in its process of analyzing the Transaction and is not intended to be and does not constitute a recommendation to any member of the Board of Directors or any stockholder of Armada as to how such director or stockholder should act or vote regarding the Transaction or any other matter. Notwithstanding the foregoing, the Board of Directors of Armada may rely upon the Opinions. The Opinions delivered to the Board of Directors are subject to the conditions, scope of engagement, limitations, and understandings in this opinion and in the Engagement Letter.

The Opinions address solely the fairness, from a financial point of view, to Armada of the Aggregate Stock Consideration under the Agreement and the fair market value of the Company. We were not requested to opine as to, and the Opinions do not address, the basic business decision to proceed with or effect the Transaction, or any solvency or fraudulent conveyance consideration relating to the Transaction. We express no opinion as to the relative merits of the Transaction as compared to any alternative business strategies or transactions that might exist for Armada or any other party or the effect of any other transaction in which Armada or any other party might engage. We express no opinion as to the amount, nature or fairness of the consideration or compensation to be received in or because of the Transaction by securityholders, officers, directors, or employees of the Company, or any other class of such persons, or relative to or in comparison with the Aggregate Stock Consideration. We have not been asked to consider, and the Opinions do not address, the solvency or viability of Armada to pay its obligations when they come due. We are not rendering any financial, legal, accounting, or other advice and understand that Armada is relying on its legal counsel and accounting advisors as to legal and accounting matters in connection with the Transaction.

Preparing a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and applying those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. In arriving at the Opinions, we attributed no particular weight to any particular analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by us in our analyses, and no one method of analysis should be regarded as critical to the overall conclusion reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses and of the factors considered by us, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying the Opinions. The conclusion reached by us, therefore, is based on applying our own experience and judgment to all analyses and factors considered by us. The Opinions were reviewed and approved by the Northland Securities Fairness Opinion Committee.

The Opinions shall not be published, disclosed, or otherwise used, nor shall any public references to us be made, without our prior written approval. This letter and a summary thereof may be filed with or included in or with any proxy or information statement required to be filed by Armada with the Securities and Exchange Commission and delivered to the holders of Armada’s securities in connection with the Transaction. However, no reference to this letter or the Opinions in the proxy or information statement may be made without our written consent and subject to our approval of the language that references this letter or the Opinions, which consent we will not unreasonably withhold, condition, or delay.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, (i) the Aggregate Stock Consideration under the Business Combination Agreement is fair, from a financial point of view, to Armada and (ii) the Company has a fair market value equal to at least 80 percent of the balance of funds in Armada’s trust account (excluding deferred underwriting commissions and taxes payable and subject to proportionate adjustments related to Nasdaq’s 80 percent test).

Sincerely,

Northland Securities, Inc.

By:	/s/ Northland Securities, Inc.

Annex K

June 11, 2023

File Reference: 34-36-63609

Board of Directors of Armada Acquisition Corp. I

C/o Mr. Stephen Herbert

1760 Market Street, Suite 602

Philadelphia, PA 19103

To the Board of Directors:

Marshall & Stevens Transaction Advisory Services LLC (referred to herein as “Marshall & Stevens” or “we,” “us,” or “our”) has been engaged by Armada Acquisition Corp. I (“Armada” or the “Company”) for the sole benefit of and to advise the board of directors (the “Board”) in connection with the consideration by the Board of a possible acquisition of Rezolve Limited (“Rezolve” or the “Acquired Business”) in accordance with the terms of the Business Combination Agreement and Plan of Reorganization by and among Armada, Rezolve, and certain other parties and dated December 17, 2021, amended as of November 10, 2022, and as to be further amended and restated pursuant to the terms of an amendment and restatement deed to be dated June 16, 2023 (the “Business Combination Agreement”). We have been engaged to perform (1) an analysis of the reasonable range of value for the Acquired Business immediately prior to the Transaction and, for purposes of NASDAQ Listing Rule 5101-2(b), whether such values represent at least 80% of the value of the cash assets held in its trust account, excluding taxes payable on the interest earned on such account and assuming the company has no liabilities (including contingent liabilities that could result in claims against such assets) at the time of such advice and (2) a fairness analysis, from a financial point of view, of the purchase price to be paid by the Company for the Acquired Business all as set forth in our Engagement Letter dated February 16, 2023 and the accompanying (and by this reference incorporated herein) General Contractual Conditions therein (collectively, the “Agreement”). This letter shall serve as our opinion (the “Opinion”) as to the fairness to the Company, from a financial point of view, of the purchase price to be paid by the Company for the Acquired Business as referenced in and governed by that Agreement.

We are advised, and have relied upon such advice with your approval, that the Transaction will be consummated as set forth in the Business Combination Agreement. We understand that the Transaction is expected to close (the “Closing”) by June 12, 2023, unless extended pursuant to the terms of the Business Combination Agreement (the “Transaction Date”). We are further advised, and have relied upon such advice with your approval, that the Transaction consists of an acquisition of the Acquired Business by the Company for consideration of One Billion Six Hundred Million Dollars ($1,600,000,000) (the “Purchase Price”) to be paid by the issuance to the equity holders of Rezolve of 160 million shares of the common stock (the “Transaction Shares”) of the surviving NASDAQ listed company (the “Surviving Company”) valued at $10 per share (“Parent Per Share Value”). We understand that the remainder of the common stock of the Surviving Company will be issued to the common shareholders of Armada again on the basis of a $10.00 per share value, and that the currently outstanding warrants of Armada will be assumed by the Surviving Company in each case without any changes in their rights, privileges and preferences or contract terms and that additional shares of the Surviving Company may be issued in a private placement (the “Pipe Transaction”) again at an issuance price of $10.00 per share. We understand

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Board of Directors of Armada Acquisition Corp. I

June 11, 2023

that the $10.00 per share Parent Per Share Value to be the estimated price at which the public stockholders of Armada will be entitled to redeem their Armada shares in connection with the Transaction (the “Redemption Price”).

Based on the fact that the Company is only recently formed, has no operating history, has no assets other than cash and its rights under the letter of intent dated September 7, 2021 (the “LOI”), and that its securities are thinly traded, we have assumed, with your approval, that the fair value of each of the shares of Common Stock to be issued in the Transaction is equivalent to the Parent Per Share Value and we have not performed any separate analysis regarding the fair value of the Transaction Shares. No opinion is expressed as to the fair market value of the shares to be issued by the Surviving Company in the Transaction.

We understand that in connection with the Transaction, certain employees of Armada may enter into employment agreements with the surviving entity, and that certain equity of the Company may be reserved for issuance pursuant to stock bonus or incentive arrangements. Our Opinion will not address the fairness of such agreements or stock bonus or incentive arrangements. We further understand that in connection with the Transaction, the Company may make commitments with respect to the future financing or funding of the Acquired Business. Our Opinion will assign no value to such future financing or funding commitments or obligations. In addition, we understand that the Transaction contemplates certain changes in the rights, privileges, and preferences of the holders of the Company’s shares and certain changes in the composition of the Company’s management and board of directors. We have done no analysis of and express no opinion as to the fairness of such changes in rights, privileges, and preferences and/or in the changes to the composition of the Company’s management and board of directors.

We have been asked to advise the Board to the fairness, from a financial point of view, of the Purchase Price to be paid by the Company in the Transaction in the form of issuance of common stock of the surviving corporation to the shareholders of Rezolve. We have been asked to assume a Parent Per Share Value of $10.00 for the common stock of the Company and the Surviving Company. We have not been asked to render to any other person or entity besides the Board any opinion with respect to the fairness of the Purchase Price, and we specifically express no such opinion. We have not been engaged to serve as the financial advisor to the Board; we were not involved in the negotiation or structuring of the Transaction or the negotiation or structuring of the LOI or the Business Combination Agreement; we have not been involved in the raising of any funding for or with respect to, or associated with the Company and/or the Transaction or provided any advices with respect to such funding; and we have not been asked to consider any non-financial elements of the Transaction or any other alternatives that might be available to the Board or the Company.

With your consent, in establishing fair value, we have solely considered the equity value of Rezolve as of a valuation date of June 6, 2023 and prior to the Transaction and have not taken into consideration any possible consequences of the Transaction (either positive or negative). We have, with your consent, not considered the dilution effects of the issuance of common stock on the equity holders of the Company. Our services in rendering this opinion have been in our capacity as an independent valuation consultant and not as a fiduciary to the Board, the Company, the shareholders of the Company, the shareholders of Rezolve, or any other person or entity. We understand that this Opinion will be attached as an exhibit to the registration statement filed by the Company with the Securities and Exchange Commission (the “Registration Statement”) and have agree to the inclusion of this Opinion on the basis that the Company is solely responsible for truth, correctness, completeness and adequacy of such Registration Statement.

Board of Directors of Armada Acquisition Corp. I

June 11, 2023

In connection with this opinion, we have made such reviews, analysis, and inquiry as we, in the exercise of our professional judgment, have deemed necessary and appropriate under the circumstances. We have considered, among other things, the following information:

•

Conducted management interviews with Rezolve’s management. Topics addressed included, but were not limited to, transaction overview, business operations, product and service lines, financial results, projections, economic conditions and industry trends, market competitors, customer composition and various other topics related to business operations.

•	Rezolve’s historical financial statements for the years ended December 31, 2020, December 31, 2021, and December 31, 2022, and for the three-month period ended March 31, 2023;

•	Projections for Rezolve for the fiscal years ending December 31, 2023 through December 31, 2027;

•	The LOI;

•	The Business Combination Agreement;

•	Investor presentations;

•	Industry research reports;

•	Third-party industry and economic research, including, but not limited to, IBISWorld, Capital IQ, Guide to Cost of Capital published by Duff & Phelps LLC; and

•	Other information, studies, and analyses as we deemed appropriate.

With your consent, we have i) relied upon the accuracy and completeness of the financial and supplemental information (a) provided by or on behalf of the Board, the Company and/or Rezolve or (b) which we have otherwise obtained from public sources or from private sources and which we believe, in the exercise of our professional judgment to be reasonably dependable, ii) not assumed responsibility for independent verification of such information, and iii) not conducted any independent valuation or appraisal of any specific assets of the Company or Rezolve or any appraisal or estimate of any specific liabilities of the Company or Rezolve. With respect to the relating to Rezolve, we have assumed, with your consent, that such projections have been reasonably prepared on the basis of and reflect the best currently available estimates and judgments of the management of Rezolve as to the future financial performance of that company and that management of the surviving corporation will be able to execute on the business plan underlying such projections and/or financial forecasts. With your consent, we assume no responsibility for, and express no view as to, such projections and/or financial forecasts or the assumptions on which they are based. Our Opinion assumes that there are no contingent or off-balance sheet assets or liabilities for the Company or Rezolve.

Our opinion is based upon economic, market and other conditions as they exist and can reasonably be evaluated on the date hereof and does not address the fairness of the Purchase Price as of any other date. In rendering our Opinion, we have assumed that the factual circumstances, agreements, and terms, as they existed at the date of the Opinion, will remain substantially unchanged through the time the Transaction is completed. It is understood that financial markets are subject to volatility, and our opinion does not purport to address potential developments in applicable financial markets.

Our Opinion expressed herein has been prepared for the Board in connection with its consideration of the Transaction and may not be relied upon by any other person or entity or used for any other purpose. Our Opinion

Board of Directors of Armada Acquisition Corp. I

June 11, 2023

does not constitute a recommendation to the Board or the shareholders of Company, the shareholders of Rezolve or any other person or entity as to any action the Board, the shareholders of Company, the shareholders of Rezolve or any other person or entity should take in connection with the Transaction or any aspect thereof. Our opinion does not address the merits of the Transaction or the underlying decision by the Board to engage in the Transaction or the relative merits of any alternatives that may be available to the Company. This Opinion addresses only the Purchase Price and does not address any other aspect of the Transaction. By way of example, our Opinion does not represent any advice as to the fairness of any matters of management compensation or of any fees paid or expenses incurred, any future funding or fund-raising commitments, or any changes in the rights, privileges and preferences of the holders of the Company’s shares or in the composition of the Company’s management and board of directors. Furthermore, our Opinion is not to be construed or deemed to be a solvency opinion or provide any advice as to legal, accounting or tax matters. This Opinion may not be reproduced, disseminated, quoted, or referred to at any time without our prior written consent.

Therefore, subject to the foregoing, it is our opinion that, as of the date hereof, based upon an analysis of the reasonable range of value for the Acquired Business immediately prior to the Transaction and, for purposes of NASDAQ Listing Rule 5101-2(b), such values represent at least 80% of the value of the cash assets held in its trust account, excluding taxes payable on the interest earned on such account and assuming the company has no liabilities (including contingent liabilities that could result in claims against such assets) at the date hereof.1 It is further our opinion that the Purchase Price to be paid by the Company to Rezolve in the Transaction in the form of the issuance of the common shares of the Surviving Company to the equity holders of Rezolve as provided in the Business Combination Agreement is fair to the Company from a financial point of view.

Very truly yours,

Marshall & Stevens Transaction Advisory Services, LLC

File No. 34-36-63609

[1]

It is our understanding that the cash in trust as of the date hereof is approximately Thirty-Seven Million Seven Hundred Thousand Dollars ($36,700,000). Therefore, the 80% threshold is approximately Twenty-Nine Million, Three Hundred and Sixty Thousand Dollars ($36,700,000 x 80% = $29,360,000). Our estimates of fair market value of equity ranged from approximately One Billion Six Hundred Thirty Million Dollars ($1,630,000,000) to approximately One Billion Nine Hundred Twenty-Five Million Dollars ($1,925,000,000), with a midpoint of approximately One Billion Seven Hundred Seventy Million Dollars ($1,770,000,000).